Form 20-F
VinFast Auto Ltd.
filed 2023-08-18
CIK 1913510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 14, 2023

Commission File Number: 001-41782

VinFast Auto Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Singapore
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

+84 225 3969999

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, no par value	VFS	The NASDAQ Stock Market LLC
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per ordinary share	VFSWW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 2,307,170,695 ordinary shares and 14,829,989 warrants as of August 14, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On August 14, 2023, VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (the “Company” or “VinFast”) announced the completion of the previously announced business combination with Black Spade Acquisition Co, a Cayman Islands exempted company (“Black Spade” or “BSAQ”), pursuant to the business combination agreement, dated as of May 12, 2023, by and among the Company, Black Spade, and Nuevo Tech Limited, a Cayman Islands exempted company and wholly owned subsidiary of the Company (“Merger Sub”) (the “Original Business Combination Agreement”) as amended by the First Amendment to Business Combination Agreement, dated as of June 14, 2023 (the “First Amendment to Business Combination Agreement” and, together with the Original Business Combination Agreement, the “Business Combination Agreement”).

In connection with, and prior to, the business combination: (i) on July 31, 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company operating under the name “VinFast Auto Ltd.”; and (ii) on August 1, 2023, VinFast effected a share consolidation such that the number of issued and outstanding ordinary share in the capital of VinFast was reduced from 2,412,852,458 ordinary shares to 2,299,999,998 ordinary shares.

Pursuant to the terms of the Business Combination Agreement, among other things, the following transactions occurred: (i) on August 11, 2023, Merger Sub merged with and into Black Spade, with Black Spade surviving the merger as a wholly-owned subsidiary of VinFast, (ii) on August 14, 2023, each issued and outstanding Class B ordinary share of Black Spade, par value $0.0001 per share and each issued and outstanding Class A ordinary share of Black Spade, par value $0.0001 per share (other than BSAQ Class A ordinary shares that were treasury shares, validly redeemed shares, or BSAQ dissenting shares) were converted into one VinFast ordinary share, and (iii) VinFast, Black Spade and Continental Stock Transfer & Trust Company (“Continental”) entered into an assignment, assumption, amendment agreement (the “Warrant Assumption Agreement”) dated as of August 11, 2023, and on August 14, 2023, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in a private placement in connection with Black Spade’s initial public offering were exchanged for a corresponding warrant exercisable for VinFast ordinary shares.

Pursuant to the terms of the Sponsor Support and Lock-Up Agreement and Deed, dated as of May 12, 2023, as amended by the First Amendment to Sponsor Support and Lock-Up Agreement, dated as of June 14, 2023, by and among the Company, the Sponsor and certain initial shareholders of Black Spade and the backstop subscription agreement, dated as of August 10, 2023, by and among the Company, Sponsor and Lucky Life Limited (the “Backstop Subscriber”), on August 14, 2023, VinFast issued to the Backstop Subscriber 1,636,797 ordinary shares for $10.00 per share for an aggregate purchase price of $16.4 million (the “Backstop Subscription”).

As a result of the foregoing transactions, there were 2,307,170,695 ordinary shares and 14,829,989 warrants outstanding as of August 14, 2023.

On August 15, 2023, VinFast’s ordinary shares and warrants commenced trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW,” respectively.

Except as otherwise indicated or required by context, references in this shell company report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, “our company” or “VinFast” refer to VinFast Auto Ltd. and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference herein include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). All statements other than statements of historical facts contained in this Report, including statements regarding VinFast’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, VinFast’s expectations concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of VinFast as set forth in the sections of this Report. Forward-looking statements also include statements regarding the expected benefits of the Business Combination between VinFast and Black Spade. These forward-looking statements are based on the beliefs and assumptions of the management of Black Spade and VinFast. Although VinFast believe that such plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, VinFast cannot assure you that such plans, intentions or expectations will be achieved or realized.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	VinFast is a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital;

•

VinFast expects to require significant additional capital, which it expects to fund through additional debt and equity financing, to support its business growth, and such capital may not be available on commercially reasonable terms or at all, which may impose restrictions on capital raising activities and or other financial or operational matters or lead to dilution of your shareholding in VinFast;

•	VinFast is a new entrant in the EV industry and faces risks in the marketing and sale of its EVs in international markets where it only recently began delivering;

•	VinFast’s ability to successfully introduce and market net products and services;

•

VinFast’s ability to grow and market its brand and EVs in markets outside Vietnam and manage any negative publicity which may harm its brand, reputation, public credibility and consumer confidence, including any negative publicity arising from any differences in the advertised driving range, certified driving range and actual driving performance of its EVs, which depend on various factors beyond its control, including driving habits and conditions;

•	VinFast’s ability to successfully compete in the highly competitive automotive industry;

•	VinFast’s ability to control the costs associated with its operations;

•

VinFast depends, directly and indirectly, on suppliers for component parts and raw materials and any failure on the part of the suppliers to deliver such supplies according to VinFast’s schedule and at prices, quality and volumes acceptable to VinFast, could materially and adversely affect its business, results of operations and financial condition;

•	VinFast’s ability to maintain its relationship with existing critical suppliers and to create relationships with new suppliers;

•

VinFast’s establishment of manufacturing facilities outside of Vietnam and its expansion of its production capacity within Vietnam may be subject to delays or cost overruns, may not produce expected benefits or may cause VinFast to not meet its projections for future production capacity;

•	Reservations for VinFast vehicles may not result in completed sales and its actual vehicle sales and revenue could differ materially from the number of reservations received;

•	Demand for, and consumers’ willingness to adopt EVs, which may be affected by various factors, including developments in EV or alternative fuel technology;

•	Inadequate access to EV charging stations or related infrastructure;

•	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers;

•

Any failure to maintain an effective system of internal control over financial reporting in the future and any failure to accurately and timely report VinFast’s financial condition, results of operations or cash flows could adversely affect investor confidence;

•

VinFast has identified material weaknesses in its internal control over financial reporting and any ineffective remediation of such material weaknesses, any additional material weaknesses in the future or failure to develop and maintain effective internal control over financial reporting could impair its ability to produce timely and accurate financial statements and comply with applicable laws and regulations;

•

VinFast’s corporate actions that require shareholder approval will be substantially controlled by its controlling shareholders, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment;

•

VinFast relies on Vingroup for financial support and Vingroup affiliates for key aspects of its business, and any potential conflicts of interests with or any events impacting the reputations of its affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates could have a material adverse effect on its business and results of operations;

•

other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of VinFast’s Registration Statement on Form F-4, as amended (File No. 333-272663) (the “Form F-4”), which section is incorporated herein by reference.

The foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should any of VinFast’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation, except as required by law, to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by VinFast or persons acting on its behalf.

WAIVER OF SINGAPORE CODE ON TAKE-OVERS AND MERGERS

On August 2, 2023, the Securities Industry Council of Singapore waived the application of the Singapore Code on Take-overs and Mergers (the “Singapore Take-overs Code”) in respect of our company, subject to certain exceptions (the “Waiver”). Pursuant to the Waiver, the Company is exempted from application of the provisions of the Singapore Take-over Code, except in the case of a “tender offer” (within the meaning of U.S. securities laws) where the Tier 1 exemption set forth in Rule 14d-1(c) of the Exchange Act is available and the offeror relies on such exemption to avoid full compliance with applicable rules and regulations regarding tender offers in the U.S. In connection with the application for the Waiver, our board of directors had submitted to the Securities Industry Council of Singapore a written confirmation to the effect that the application of the U.S. regulatory regime (without concurrent regulation by the Singapore Take-Over Code) would be appropriate and that it is of the unanimous view that it is in the interests of our company that the Waiver be obtained.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of VinFast after the completion of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of VinFast Following the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of VinFast is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

B.	Advisers

Latham & Watkins LLP acted as counsel for VinFast, and will act as counsel to VinFast upon and following the consummation of the Business Combination. The address of Latham & Watkins LLP is 9 Raffles Place, #42-02 Republic Plaza, Singapore 048619.

Rajah & Tann Singapore LLP acted as Singapore counsel for VinFast, and will act as Singapore counsel to VinFast upon and following the consummation of the Business Combination. The address of Rajah & Tann Singapore LLP is 9 Straits View, Marina One West Tower, #06-07, Singapore 018937.

C.	Auditors

Ernst & Young Vietnam Limited acted as VinFast’s independent registered public accounting firm as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 and will be VinFast’s independent registered public accounting firm after the consummation of the Business Combination. The address of Ernst & Young Vietnam Limited is at 28th Floor, Bitexco Financial Tower, 2 Hai Trieu Street, Ho Chi Minh City, District 1 700000.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the VinFast on an unaudited pro forma condensed combined basis as of March 31, 2023, after giving effect to the Business Combination.

Pro Forma Combined
As of March 31, 2023	(VND million)
Cash and cash equivalents	7,995,532

Deficit:
Ordinary shares – VinFast Auto (2,307,170,695 shares issued and outstanding )	6,103,305
Accumulated losses	(141,271,538)
Additional paid-in capital	10,910,230
Other comprehensive loss	(122,889)

Deficit attributable to equity holders of the parent	(124,380,892)

Non-controlling interests(1)	77,401,631

Total deficit (A)	(46,979,261)

Long-term Debt:
Long-term interest-bearing loans and borrowings	41,237,310
Long-term financial liability	15,446,200

Total long-term debt (B)	56,683,510

Long-term amount due to related parties:

Total long-term amount due to related parties	18,166,351

Total capitalization (A) + (B)(2)	9,704,249

Note:

(1)

Non-controlling interests reflect certain dividend preference shares issued by VinFast Trading and Production JSC (“VinFast Vietnam”) to Vingroup Joint Stock Company (“Vingroup”) (i) in March 2022 in return for an advance capital contribution of VND6.0 trillion (“DPS1”), (ii) in December 2022 in exchange for VND45,733.7 billion in borrowings from VinFast Vietnam to Vingroup (“DPS4”) and (iii) as part of our reorganization in December 2022, in return for the assignment of the the non-interest bearing promissory notes issued by VinFast, or the Share Acquisition P-Notes, previously held by Vingroup amounting to VND25.8 trillion (“DPS3”). For details on the terms of DPS1, DPS3 and DPS4, see note 20 to our audited consolidated financial statements at December 31, 2022 and 2021 and for the years then ended included in this Report and also in the section titled “Certain relationships and Related Party Transactions—VinFast—Transactions with Vingroup Affiliates—Capital Contributions into VinFast Vietnam” in the Proxy Statement/Prospectus.

(2)	Calculated as total deficit plus long-term interest-bearing loans and borrowings and long-term financial liability.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors related to the business and operations of VinFast are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

VinFast was incorporated under the Companies Act 1967 of the Republic of Singapore as a private company limited by shares (Company Registration Number: 201508174G) on January 19, 2015. On July 31, 2023, VinFast converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company operating under the name “VinFast Auto Ltd.” The principal executive office of VinFast is Dinh Vu – Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam and its telephone number is +(84) 2259396-9999.

See “Explanatory Note” in this Report for additional information regarding VinFast and the Business Combination. Certain additional information about VinFast is included in the Proxy Statement/Prospectus under the sections titled “Information About the Companies” and “VinFast’s Business—Corporate History and Structure” and are incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement,” which is incorporated herein by reference.

VinFast is subject to certain of the informational filing requirements of the Exchange Act. Since VinFast is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of VinFast are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of VinFast’s ordinary shares. In addition, VinFast is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, VinFast is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that VinFast files with or furnishes electronically to the SEC.

The website address of VinFast is www.vinfastauto.us. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Information regarding VinFast’s business is included in the Proxy Statement/Prospectus under the sections titled “VinFast’s Business” and “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C.	Organizational Structure

The organizational chart of VinFast following the Business Combination is included on page 221 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D.	Property, Plants and Equipment

Information regarding the facilities of VinFast is included in the Proxy Statement/Prospectus under the section titled “VinFast’s Business—Facilities” and is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of VinFast is included in the Proxy Statement/Prospectus under the section titled “VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of VinFast after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of VinFast Following the Business Combination” and is incorporated herein by reference.

B.	Compensation

Information regarding the compensation of the directors and executive officers of VinFast, including a summary of the VinFast incentive award plan that is administered by the VinFast board, is included in the Proxy Statement/Prospectus under the sections titled “Management of VinFast Following the Business Combination—Compensation of Directors and Executive Officers” and Management of VinFast Following the Business Combination—VinFast Incentive Award Plan” and are incorporated herein by reference.

C.	Board Practices

Information regarding the board of directors of VinFast is included in the Proxy Statement/Prospectus under the section titled “Management of VinFast Following the Business Combination” and is incorporated herein by reference.

D.	Employees

Information regarding the employees of VinFast is included in the Proxy Statement/Prospectus under the section titled “VinFast’s Business—Our People” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of VinFast’s ordinary shares by VinFast’s directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of VinFast’s ordinary shares as of August 14, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of VinFast’s ordinary shares beneficially owned is computed on the basis of 2,307,170,695 ordinary shares issued and outstanding on August 14, 2023, after giving effect to the Business Combination and the Backstop Subscription.

Beneficial Owners	Number of Ordinary Shares	Percentage of all Ordinary Shares
5% shareholders:
Vingroup(1)	1,185,010,424	51.4
Vietnam Investment Group Joint Stock Company (“VIG”) (2)	769,989,498	33.4
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”) (3)	345,000,076	15.0
Directors and Executive Officers
Pham Nhat Vuong(4)	2,299,999,998	99.7
Le Thi Thu Thuy	–	–
Ngan Wan Sing Winston	–	–
Ling Chung Yee, Roy	–	–
Pham Nguyen Anh Thu	–	–
Nguyen Thi Van Trinh	–	–
David Thomas Mansfield	–	–
Michael Scott Johnson	–	–
Le Mai Tuyet Trinh	–	–
Stuart Iain Taylor	–	–
All directors and executive officers as a group	2,299,999,998	99.7

(1)

Consists of 1,185,010,424 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham Nhat Vuong, directly and through a majority-owned affiliate, holds a majority interest. The address of Vingroup is No 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(2)

Consists of 769,989,498 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham Nhat Vuong. The address of VIG is No. 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.

(3)

Consists of 345,000,076 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate of Mr. Pham Nhat Vuong. The address of Asian Star is 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

(4)

Mr. Pham Nhat Vuong, through his direct and indirect shareholdings of Vingroup, may be deemed to control Vingroup and thus may be deemed to share beneficial ownership of the securities held of record by Vingroup. Mr. Pham Nhat Vuong is also the sole shareholder of Asian Star and the majority shareholder of VIG and, as a result, may be deemed to share beneficial ownership of the securities held of record by these entities. As such, Mr. Pham Nhat Vuong may be deemed to have voting and investment control over the shares held by Vingroup, VIG and Asian Star.

B.	Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Party Transactions” and is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal and Arbitration Proceedings

Information regarding legal proceedings involving VinFast is included in the Proxy Statement/Prospectus under the section titled “VinFast’s Business—Legal Proceedings” and is incorporated herein by reference.

Dividend Policy

Information regarding VinFast’s dividend policy is included in the Proxy Statement/Prospectus under the section titled “Description of VinFast’s Shares Capital—Dividends” and is incorporated herein by reference.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of VinFast ordinary shares and VinFast warrants

VinFast’s ordinary shares and VinFast warrants are listed on Nasdaq under the symbols VFS and VFSWW, respectively. Holders of VinFast ordinary shares and/or VinFast warrants should obtain current market quotations for their securities. There can be no assurance that the VinFast ordinary shares and/or VinFast warrants will remain listed on Nasdaq. If VinFast fails to comply with the Nasdaq listing requirements, VinFast ordinary shares and VinFast warrants could be delisted from Nasdaq. A delisting of VinFast ordinary shares and/or VinFast warrants will likely affect their liquidity and could inhibit or restrict the ability of VinFast to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the VinFast ordinary shares and VinFast warrants held by the Sponsor and certain shareholders and executives of VinFast, including its principal shareholders and key executives, is included in the Proxy Statement/Prospectus under the sections titled “Agreements in Connection with the Business Combination Agreement—VinFast Shareholders Support Agreement,” and “Agreements in Connection with the Business Combination Agreement—Sponsor Support Agreement” and are incorporated herein by reference. On August 10, 2023, 2,936,384 ordinary shares were released from such lock-up restrictions by mutual agreement between VinFast and the Sponsor.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	Markets

VinFast’s ordinary shares and VinFast warrants are listed on Nasdaq under the symbols VFS and VFSWW, respectively. There can be no assurance that the VinFast ordinary shares and/or VinFast warrants will remain listed on Nasdaq. If VinFast fails to comply with the Nasdaq listing requirements, VinFast ordinary shares and/or VinFast warrants could be delisted from Nasdaq. A delisting of the VinFast ordinary shares and/or VinFast warrants will likely affect their liquidity and could inhibit or restrict the ability of VinFast to raise additional financing.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

There is no concept of authorized share capital under Singapore law.

As of August 14, 2023, subsequent to the completion of the Business Combination and the Backstop Subscription, there were 2,307,170,695 VinFast ordinary shares, no par value, outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of VinFast Shares Capital” and is incorporated herein by reference.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of the constitution of VinFast is included in the Proxy Statement/Prospectus under the section titled “Comparison of Rights of VinFast Shareholders and Black Spade Shareholders” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Agreement,” “Agreements in Connection with the Business Combination Agreements” and “Certain Relationships and Related Party Transactions” which are incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Singapore that may affect the import or export of capital, including the availability of cash and cash equivalents for use by VinFast, or that may affect the remittance of dividends, interest, or other payments by VinFast to non-resident holders of its ordinary shares. There is no limitation imposed by the laws of Singapore or in VinFast’s constitution on the right of non-residents to hold or vote shares.

E.	Taxation

Information regarding certain U.S. tax consequences of owning and disposing of VinFast ordinary shares and VinFast warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The financial statements for Black Spade as of December 31, 2021 and 2022 and for the period from March 3, 2021 (inception) through December 31, 2021 and the year ended December 31, 2022, incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-272663) of VinFast initially filed on June 15, 2023 have been so incorporated in reliance on the report of Marcum Asia CPA LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of such firm as an expert in accounting and auditing. The address of Marcum Asia CPA LLP is 7 Penn Plaza, Suite 830, New York, New York, 10001, United States.

The consolidated financial statements of VinFast at December 31, 2022 and 2021 and for the years then ended, appearing in this Report, have been audited by Ernst & Young Vietnam Limited, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H.	Documents on Display

VinFast is subject to certain of the informational filing requirements of the Exchange Act. Since VinFast is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of VinFast are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of VinFast ordinary shares. In addition, VinFast is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, VinFast is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that VinFast files with or furnishes electronically to the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

VinFast’s ordinary shares and VinFast warrants are quoted on Nasdaq. Information about VinFast is also available on our website at www.vinfastauto.us. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the sections titled “VinFast’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Impacts of Macroeconomic Factors and COVID-19 Recovery” and “VinFast’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and are incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to VinFast’s warrants is set forth in the Proxy Statement/Prospectus under the section titled “Description of VinFast’s Warrants” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

VinFast’s audited consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2021 and 2022 and its unaudited interim condensed consolidated financial statements as of December 31, 2022 and March 31, 2023 and for the three months ended March 31, 2022 and 2023 are attached hereto starting on page F-1 of this Report. The audit report of Ernst & Young Vietnam Limited, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Black Spade’s audited financial statements as of December 31, 2022 and 2021 and for the period from March 3, 2021 (inception) through December 31, 2021 and the year then ended December 31, 2022 are incorporated by reference to pages F-24–F-46 in the Form F-4. Black Spade’s unaudited condensed financial statements as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023 are incorporated by reference to Black Spade’s current report on Form 10-Q filed with the SEC on August 11, 2023.

The unaudited pro forma condensed combined financial statements of VinFast are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Constitution of VinFast.

2.1*	Specimen Ordinary Share Certificate of VinFast.

2.2	Specimen Warrant Certificate of VinFast (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.1	Business Combination Agreement, dated as of May 12, 2023, by and among VinFast, Black Spade and Merger Sub (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.2	First Amendment to Business Combination Agreement, dated as of June 14, 2023 by and among VinFast, Black Spade and Merger Sub (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.3	Shareholders Support and Lock-Up Agreement and Deed, dated May 12, 2023, between VinFast and Black Spade (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.4	Sponsor Support and Lock-Up Agreement and Deed, dated May 12, 2023, among VinFast, Black Spade and the Sponsor (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.5	First Amendment to Sponsor Support Agreement, dated as of June 14, 2023, by and among VinFast, Black Spade and the Sponsor (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.6*	Registration Rights Agreement, dated as of August 11, 2023, by and among VinFast and the holder parties thereto.

4.7*	Assignment, Assumption and Amendment Agreement (including the Warrant Agreement annexed therein), dated as of August 11, 2023, by and among VinFast, Black Spade and Continental Stock Transfer & Trust Company.

4.8	Letter Agreement, dated July 15, 2021, among Black Spade and certain security holders (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.9*	VinFast Incentive Award Plan.

4.10	Form of Indemnification Agreement between VinFast and its Directors and Officers (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.11	In-Principal Asset Sale Agreement, dated December 30, 2021, between VinES Energy Solution Joint Stock Company and VinFast Vietnam (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

Exhibit Number	Description

4.12	Amendment and Supplement to the In-Principal Asset Sale Agreement, dated March 25, 2022, between VinES and VinFast Vietnam (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.13	Amendment and Supplement No. 2 to the In-Principal Asset Sale Agreement, dated May 15, 2022, between VinES and VinFast Vietnam (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.14	Battery Sale and Purchase Framework Agreement, dated September 23, 2022, between VinES and VinFast Vietnam (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.15	Consultancy Service Agreement, dated September 23, 2022, between VinES and VinFast Vietnam (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.16	In-principle Agreement for Purchase of Goods, dated October 29, 2022, between VinES and VinFast Vietnam (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.17	Factory Lease Agreement, dated February 24, 2022, between Vinhomes Industrial Zone Investment Joint Stock Company and VinFast Trading and Production Joint Stock Company (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.18	Amendment to the Factory Lease Agreement, dated February 28, 2022, between VHIZ JSC and VinFast Vietnam (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.19	Amendment No. 2 to the Factory Lease Agreement, dated March 29, 2022, between Vinhomes and VinFast Vietnam (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.20	Financial Support Letter, dated February 21, 2023, by and between Vingroup and VinFast (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.21	Deed Poll, dated April 29, 2022, relating to Vingroup’s fixed rate exchangeable bonds due 2027 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.22	Trust Deed, dated April 29, 2022, by and between Vingroup and The Hongkong and Shanghai Banking Corporation Limited in relation to $525,000,000 fixed rate exchangeable bonds due 2027 (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.23	Supplemental Trust Deed, dated June 4, 2022, by and between Vingroup and The Hongkong and Shanghai Banking Corporation Limited in relation to $100,000,000 fixed rate exchangeable bonds due 2027 (to be consolidated and form a single series with the $525,000,000 fixed rate exchangeable bonds due 2027) (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.24	Site Development Agreement, dated July 1, 2022, by and between the North Carolina Department of Commerce, VinFast Manufacturing US, LLC and Vingroup (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.25	Option to Purchase Real Estate, dated November 8, 2022, by and between North Carolina Department of Commerce and VinFast Manufacturing US, LLC (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.26	Community Economic Development Agreement, dated March 29, 2022, by and between the Economic Investment Committee of the State of North Carolina, VinFast Manufacturing US, LLC, VinFast Vietnam, VinFast Trading & Investment Pte. Ltd. and VinES (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.27	Ordinary Shares Subscription Agreement, dated June 30, 2023, by and between VinFast and Gotion Inc. (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

4.28*	Backstop Subscription Agreement, dated August 10, 2023, by and among VinFast, Black Spade and Lucky Life Limited.

8.1	List of Subsidiaries of VinFast (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4, as amended (File No. 333-272663) initially filed with the SEC on June 15, 2023).

15.1*	Unaudited pro forma condensed combined financial statements of VinFast.

15.2*	Consent of Ernst & Young Vietnam Limited, an independent registered public accounting firm for VinFast.

15.3*	Consent of Marcum Asia CPAs LLP, an independent registered accounting firm for Black Spade.

Note:

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

VINFAST AUTO LTD.

Date: August 18, 2023	By:	/s/ Le Thi Thu Thuy
	Name:	Le Thi Thu Thuy
	Title:	Managing Director and Global CEO

INDEX TO FINANCIAL STATEMENTS

VINFAST AUTO LTD.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

as of and for the three months ended March 31, 2022 and 2023

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents		4,271,442	3,740,797	158,508,347
Trade receivables		652,922	438,020	18,560,169
Advances to suppliers		8,968,752	7,227,547	306,251,992
Inventories, net	5	21,607,277	24,779,582	1,049,982,288
Short-term prepayments and other receivables		6,457,169	6,691,670	283,545,339
Short-term derivative assets	13	532,718	447,685	18,969,703
Current net investment in sales-type lease	14	5,448	6,537	276,992
Short-term investments		3,902	3,883	164,534
Short-term amounts due from related parties	11	1,978,097	465,563	19,727,246
Assets classified as held for sale	15	360,893	354,701	15,029,703

Total current assets		44,838,620	44,155,985	1,871,016,314

NON-CURRENT ASSETS
Property, plant and equipment, net		57,188,667	61,412,516	2,602,225,254
Intangible assets, net	7	1,461,071	1,537,757	65,159,195
Goodwill	7	272,203	272,203	11,534,025
Operating lease right-of-use assets		4,558,983	7,318,172	310,092,034
Long-term derivative assets	13	696,332	289,322	12,259,407
Long-term advances to suppliers		29,082	29,082	1,232,288
Long-term prepayments		7,611	36,034	1,526,864
Non-current net investment in sales-type lease	14	82,062	134,914	5,716,695
Long-term amounts due from related parties	11	44,533	48,073	2,036,992
Other non-current assets		4,426,135	4,858,978	205,888,898

Total non-current assets		68,766,679	75,937,051	3,217,671,653

TOTAL ASSETS		113,605,299	120,093,036	5,088,687,966

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

		As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	Notes	VND million	VND million	USD
			(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	8	14,579,553	20,111,690	852,190,254
Trade payables		16,636,820	17,903,867	758,638,432
Deposits and down payment from customers	9	1,572,537	1,218,830	51,645,339
Short-term deferred revenue		107,448	116,287	4,927,415
Short-term accruals		11,056,666	11,561,280	489,884,746
Other current liabilities		4,177,978	4,177,312	177,004,746
Current operating lease liabilities		768,883	1,454,937	61,649,873
Amounts due to related parties	11	17,325,317	27,006,774	1,144,354,831

Total current liabilities		66,225,202	83,550,977	3,540,295,636

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	8	41,624,960	41,237,310	1,747,343,644
Long-term financial liability	13	15,180,723	15,446,200	654,500,000
Other non-current liabilities		606,429	5,745,628	243,458,814
Non-current operating lease liabilities		3,256,351	5,309,454	224,976,864
Long-term deferred revenue		499,395	523,538	22,183,814
Deferred tax liabilities		947,981	947,420	40,144,915
Long-term accruals		16,007	3,406	144,322
Amounts due to related parties	11	21,918,710	18,139,211	768,610,636

Total non-current liabilities		84,050,556	87,352,167	3,701,363,008

Commitments and contingencies	16

DEFICIT
Ordinary shares – VinFast Auto (2,299,999,998 shares issued and outstanding as of December 31, 2022 and March 31, 2023)		871,021	871,021	36,907,669
Accumulated losses		(127,188,455)	(141,271,538)	(5,986,082,119)
Additional paid-in capital		12,311,667	12,311,667	521,680,805
Other comprehensive loss		(104,065)	(122,889)	(5,207,161)

Deficit attributable to equity holders of the parent		(114,109,832)	(128,211,739)	(5,432,700,805)

Non-controlling interests		77,439,373	77,401,631	3,279,730,127

Total deficit		(36,670,459)	(50,810,108)	(2,152,970,678)

TOTAL DEFICIT AND LIABILITIES		113,605,299	120,093,036	5,088,687,966

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles		3,049,328	1,536,619	65,110,975
Sales of merchandise		46,414	38,269	1,621,568
Sales of spare parts and components		706,568	191,545	8,116,314
Rendering of services		49,628	74,721	3,166,144
Rental income
Revenue from leasing activities		26,458	130,472	5,528,475

Revenues (*)		3,878,396	1,971,626	83,543,475
Cost of vehicles sold		(5,690,868)	(5,239,219)	(222,000,805)
Cost of merchandise sold		(46,245)	(38,533)	(1,632,754)
Cost of spare parts and components sold		(679,876)	(180,873)	(7,664,110)
Cost of rendering services		(58,845)	(173,466)	(7,350,254)
Cost of leasing activities		(10,696)	(148,305)	(6,284,110)

Cost of sales		(6,486,530)	(5,780,396)	(244,932,034)

Gross loss		(2,608,134)	(3,808,770)	(161,388,559)

Operating expenses
Research and development costs		(3,576,558)	(5,007,703)	(212,190,805)
Selling and distribution costs		(1,321,686)	(1,277,857)	(54,146,483)
Administrative expenses		(536,626)	(1,103,843)	(46,773,008)
Net other operating (expenses)/income		(27,485)	55,900	2,368,644
Operating loss		(8,070,489)	(11,142,273)	(472,130,212)

Finance income		43,603	15,213	644,619
Finance costs		(1,546,487)	(2,322,862)	(98,426,356)
Net gain/(loss) on financial instruments at fair value through profit or loss		933,656	(671,463)	(28,451,822)
Loss before income tax expense		(8,639,717)	(14,121,385)	(598,363,771)

Tax (expense)/income		(1,020,620)	560	23,729
Net loss for the period		(9,660,337)	(14,120,825)	(598,340,042)

Net loss attributable to non-controlling interests		(11,805)	(27,621)	(1,170,381)
Net loss attributable to controlling interest		(9,648,532)	(14,093,204)	(597,169,661)

(*) Including sales to related parties in the three months ended March 31, 2022 and 2023 of VND834,574 million and VND249,746 million (USD10,582,455), respectively.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE LOSS

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
Net loss for the period		(9,660,337)	(14,120,825)	(598,340,042)
Other comprehensive income/(loss)
Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		29,800	(18,824)	(797,627)

Net other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods		29,800	(18,824)	(797,627)

Total comprehensive loss for the period, net of tax		(9,630,537)	(14,139,649)	(599,137,669)
Net loss attributable to non-controlling interests		(11,805)	(27,621)	(1,170,381)

Comprehensive loss attributable to controlling interest		(9,618,732)	(14,112,028)	(597,967,288)

Net loss per share attributable to ordinary shareholders		VND	VND	USD
Basic and diluted		(4,197)	(6,127)	(0.26)
				Unit: Shares
Weighted average number of shares used in loss per share computation
Basic and diluted		2,298,963,211	2,299,999,998	2,299,999,998

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
As of January 1, 2022	2,298,963,211	553,892	—	(77,416,918)	(63,494)	(14,678)	(76,941,198)
Net loss for the period	—	—	—	(9,648,532)	—	(11,805)	(9,660,337)
Foreign currency translation adjustment	—	—	—	—	29,800	—	29,800

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(87,065,450)	(33,694)	(26,483)	(86,571,735)

Additional capital contribution to VinFast Vietnam	—	—	—	—	—	6,000,000	6,000,000

Balance as of March 31, 2022 (Unaudited)	2,298,963,211	553,892	—	(87,065,450)	(33,694)	5,973,517	(80,571,735)

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital – VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
Balance as of April 1, 2022 (Unaudited)	2,298,963,211	553,892	—	(87,065,450)	(33,694)	5,973,517	(80,571,735)
Net loss for the period	—	—	—	(40,135,263)	—	(53,270)	(40,188,533)
Foreign currency translation adjustments	—	—	—	—	(70,371)	—	(70,371)

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(127,200,713)	(104,065)	5,920,247	(120,830,639)

Additional capital contribution to VinFast Auto	1,036,787	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	71,515,874	71,515,874
Partial disposal of a subsidiary	—	—	—	12,258	—	3,252	15,510
Deemed contribution from owners	—	—	12,311,667	—	—	—	12,311,667

Balance as of December 31, 2022	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (continued)

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital VinFast Auto VND million	Accumulated losses VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total Shareholders’ equity/(deficit) VND million
Balance as of January 1, 2023	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)
Net loss for the period	—	—	—	(14,093,204)	—	(27,621)	(14,120,825)
Foreign currency translation adjustments	—	—	—	—	(18,824)	—	(18,824)

Total comprehensive income/(loss)	2,299,999,998	871,021	12,311,667	(141,281,659)	(122,889)	77,411,752	(50,810,108)

Decrease of ownership in existing subsidiaries without losing control	—	—	—	10,121	—	(10,121)	—

Balance as of March 31, 2023 (Unaudited)	2,299,999,998	871,021	12,311,667	(141,271,538)	(122,889)	77,401,631	(50,810,108)

USD (Unaudited)		36,907,669	521,680,805	(5,986,082,119)	(5,207,161)	3,279,730,127	(2,152,970,678)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period		(9,660,337)	(14,120,825)	(598,340,042)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment		878,667	1,104,232	46,789,492
Amortization of intangible assets		788,028	56,086	2,376,525
Impairment of property, plant and equipment		—	480,643	20,366,229
Changes in operating lease right-of-use assets		70,727	207,744	8,802,712
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories		2,010,057	3,299,399	139,805,042
Deferred tax expenses/(income)		1,020,620	(560)	(23,729)
Unrealized foreign exchange losses/(gain)		69,841	(87,585)	(3,711,229)
Net (gain)/losses on financial instruments at fair value through profit or loss		(933,656)	671,463	28,451,822
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest		347,215	760,239	32,213,517
Working capital adjustments:
(Increase)/decrease in trade receivables and advance to suppliers		(493,098)	1,867,725	79,140,890
Increase in inventories		(732,418)	(6,479,648)	(274,561,356)
Decrease in trade payables, deferred revenue and other payables		(2,438,169)	(6,633,433)	(281,077,669)
Change in operating lease liabilities		(56,865)	(243,344)	(10,311,186)
Increase in prepayments, other receivables and other assets		(38,735)	(41,217)	(1,746,483)

Net cash flows used in operating activities		(9,168,123)	(19,159,081)	(811,825,466)

VinFast Auto Pte. Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

		For the three months ended March 31,
		2022	2023	2023
	Notes	VND million	VND million	USD
		(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets		(2,401,324)	(7,599,814)	(322,026,017)
Proceeds from disposal of property, plant and equipment		—	922,675	39,096,398
Disbursement of loans		(5,533)	—	—
Collection of loans		232,400	545,400	23,110,169

Net cash flows used in investing activities		(2,174,457)	(6,131,739)	(259,819,449)

FINANCING ACTIVITIES
Capital contribution from owners		6,000,000	—	—
Proceeds from borrowings		15,033,573	22,802,511	966,208,093
Cash received under a business cooperation contract		—	5,875,000	248,940,678
Repayment of borrowings		(11,055,615)	(3,253,120)	(137,844,068)

Net cash flows from financing activities		9,977,958	25,424,391	1,077,304,703

Net (decrease)/increase in cash and cash equivalents and restricted cash		(1,364,622)	133,571	5,659,788
Cash, cash equivalents and restricted cash at beginning of the period		3,024,916	4,271,442	180,993,305
Net foreign exchange difference on cash, cash equivalents and restricted cash		30,275	(14,645)	(620,551)

Cash, cash equivalents and restricted cash at end of the period		1,690,569	4,390,368	186,032,542

Supplement disclosures of non-cash activities
Non-cash property and equipment additions		2,395,694	3,546,623	150,280,636
Establishment of right-of-use assets and lease liabilities at commencement dates		534,239	2,966,933	125,717,500

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

(a)	Corporate information

VinFast Auto Pte. Ltd (“VinFast Auto”, “VinFast” or “the Company”) was a company incorporated in Singapore. The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu—Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(b)	The Business Combination Agreement

Subsequent to the balance sheet date, on May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of Cayman Islands (“Black Spade”) and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a direct wholly-owned subsidiary of VinFast Auto (“Merger Sub”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade (“Merger”), with Black Spade as the surviving entity and a wholly-owned subsidiary of VinFast after the Merger.

Pursuant to the Business Combination Agreement, among other things, immediately prior to the effective time of the Merger (the “Merger Effective Time”), (i) the constitution of VinFast (“Listing Constitution”) will be adopted and become effective, and (ii) VinFast will effect a share consolidation or subdivision such that each ordinary share of VinFast will be consolidated or divided into a number of shares equal to the Adjustment Factor which is a number resulting from dividing the Per Share VinFast Equity Value by $10.00.

At the Merger Effective Time and as a result of the Merger, (i) each Class B Ordinary Share of Black Spade, (“BSAQ Class B Ordinary Shares”) that is issued and outstanding immediately prior to the Merger Effective Time will be automatically converted into one VinFast Ordinary Share; (ii) each BSAQ Class A Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time (other than such BSAQ Class A Ordinary Shares that are treasury shares, validly redeemed shares, or BSAQ Dissenting Shares (as defined below)) will be converted into one VinFast Ordinary Share, and (iii) each issued and outstanding BSAQ Class A Ordinary Share that is held by any person who has validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (“BSAQ Dissenting Share”) will be cancelled and carry no right other than the right to receive the payment of the fair value of such BSAQ Dissenting Share determined in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands.

At the Merger Effective Time, each issued and outstanding warrant of Black Spade sold to the public and to Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (“Sponsor”), in connection with Black Spade’s initial public offering will be exchanged for a corresponding warrant exercisable for VinFast Ordinary Shares (“VinFast Warrants”).

The Business Combination has been approved by the board of directors of VinFast.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(c)	Basis of presentation

The management of VinFast Auto Pte. Ltd. has prepared the accompanying unaudited interim condensed consolidated financial statements of the Group.

These accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), including guidance with respect to interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2022. Accordingly, these unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results, and cash flows of the Group for each of the periods presented. The consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all the disclosures required by U.S. GAAP for annual financial statements. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have accessed to the audited consolidated financial statements for the preceding fiscal years. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2022.

(d) Going concern basis of accounting

The Group has prepared the unaudited interim condensed consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND14,121 billion (USD598.3 million) for the three months ended March 31, 2023. Accumulated losses amounted to VND141,272 billion (USD5,986.1 million) as of March 31, 2023. The Group is also in a net current liability position of VND39,395 billion (USD1,669.3 million) as of March 31, 2023.

As of March 31, 2023, the Group’s consolidated balance of cash and cash equivalents was VND3,741 billion (USD158.5 million) (as of December 31, 2022: VND4,271 billion). The Group has prepared its business plan covering the next twelve months from the issuance date of the unaudited interim condensed consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the consummation of external financing projects. The Group also has financial support from Vingroup JSC, subject to necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the unaudited interim condensed consolidated financial statements.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and other legal consolidated entities. All significant intercompany transactions and balances within the Group are eliminated upon consolidation.

(b)	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

c)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. Refer to the accounting policy on warranty provisions in section d) Warranty provisions.

Contracts with customers may include lease and non-lease components, comprising multiple performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represents distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606 Revenue recognition (Note 2(e)). The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e., cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services which is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2022, revenue recognized during the three months ended March 31, 2023 was VND29.5 billion (USD1.2 million). Of the total deferred revenue as of March 31, 2023, the Group expects to recognize VND69.6 billion (USD3.0 million) of revenue in the remainder of 2023. The remaining balance will be recognized over the performance period.

US market

Vehicle Sales with Residual Value Guarantee (“RVG”)

The Group provides an RVG to its commercial banking partner in connection with its vehicle leasing program. Under the vehicle leasing program, the Group generally receives full payment for the vehicle sales price at the time of delivery or shortly after delivery, does not bear casualty and credit risks during the lease term, and is contractually obligated (or entitled) to bear the shortfall (or excess) between the resale value realized by the commercial banking partner and a predetermined resale value.

During the first three months of 2023, California residents have the option to lease the VF8 “City Edition” for either 24 or 36 months and customers who have elected to take delivery of the VF 8 “City Edition” are qualified for the VinFast Lease Forward Program following a 12-month leasing period. This program allows eligible customers to exchange their VF8 “City Edition” for the VF8 (87.7 kWh battery) with the same trim (Eco or Plus), which offers a longer driving range, without any increase in lease payments. Vehicle sales via leasing program with commercial banking partner to consumers who enjoy the Lease Forward Program are accounted for as operating leases. Estimated lease revenue is recorded ratably over the estimated term of the lease based on the difference between net sales proceeds and the guaranteed repurchase amount because the Group believes the customer has a significant economic incentive to exercise the option of exchanging the car provided to them.

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand-alone selling price of the used automobiles sold by the Group.

The program has ceased with effect from December 2022.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Revenue recognition (continued)

Sale of merchandise (automobiles)

Proceeds from sales of trading automobiles are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the good is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2022 and March 31, 2023, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the unaudited interim condensed consolidated balance sheets.

Accrued warranty activities consisted of the following:

	For the three months ended on March 31, 2022	For the three months ended on March 31, 2023	For the three months ended on March 31, 2023
	VND million	VND million	USD
Accrued warranty at beginning of the period	335,469	861,221	36,492,415
Changes in the liability for accruals related to pre-existing warranty (including adjustments related to changes in estimates)	(2,848)	(34,386)	(1,457,034)
Provision for warranty (i)	435,739	49,621	2,102,585
Utilized	(17,761)	(51,173)	(2,168,347)
Accrued warranty at ending of the period	750,599	825,283	34,969,619

Including: Accrued warranty, current	158,251	254,375	10,778,602
Accrued warranty, non-current	592,348	570,908	24,191,017

(i)

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated impact of extension warranty period for cars sold before December 31, 2021 amounting to VND357 billion (USD15.1 million) was recorded in selling and distribution costs for the three months ended March 31, 2022.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Lease

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent is considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease incentives.

The Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Leases (continued)

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices (Note 2c).

f)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

-	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

-	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

-	Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative assets, other investments, long-term derivative assets, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Convenience Translation

Translations of balances in the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations, unaudited interim condensed consolidated statement of other comprehensive loss, unaudited interim condensed consolidated statements of shareholders’ equity, unaudited interim condensed consolidated statement of cash flows and the related notes from VND into USD as of and for the three months ended March 31, 2023 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,600, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of March 31, 2023. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2023, or at any other rate.

The amounts shown in the unaudited interim condensed consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

i)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)

On March 29, 2023, FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments expand the use of the proportional amortization method of accounting, currently allowed only for investments in low-income housing tax credit structures, to equity investments in other tax credit structures that meet certain criteria. The proportional amortization method results in the tax credit investment being amortized in proportion to the allocation of tax credits and other tax benefits in each period, and a net presentation within the income tax line item.

The amendments are effective for the Company for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. All other entities have an additional year to adopt the new guidance. Early adoption is permitted. If adopted in an interim period, the guidance must be applied retrospectively to the beginning of the fiscal year that includes the interim period.

The amendments are not expected to have a material impact on the Group.

ASU 2023-01, Leases (Topic 842): Common Control Arrangements

On March 27, FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements. The amendments require all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term and allow private and certain not-for-profit entities to use the written terms and conditions of an agreement to account for common control leases without further assessing the legal enforceability of those terms.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance.

The amendments are not expected to have a material impact on the Group.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Recent accounting pronouncements (continued)

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The amendments are not expected to have a material impact on the Group.

ASU No. 2021-10, Government Assistance (Topic 832)

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022.

Adoption of this ASU did not have a material impact on the Group.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments did not have a material impact on the Group.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

Restricted cash is primarily related to cash as collateral for letters of credit issued to the landlords for certain of the Group’s leased facilities and autonomous vehicle manufacturing surety bonds. The restricted cash is recorded as an item of short-term prepayments and other receivables and other non-current assets in the unaudited interim condensed consolidated balance sheet. The Company determines current or non-current classification based on the expected duration of the restriction.

Details of cash and cash equivalent and restricted cash are presented in the interim condensed consolidated statements of cash flows as below:

	As of March 31, 2022	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	VND million	USD
Cash and cash equivalents	1,690,569	4,271,442	3,740,797	158,508,347
Short-term restricted cash in short-term prepayments and other receivables	—	—	150,078	6,359,237
Long-term restricted cash in other non-current assets	—	—	499,493	21,164,958

Total cash, cash equivalent and restricted cash presented in the interim condensed consolidated statements of cash flow	1,690,569	4,271,442	4,390,368	186,032,542

5.	INVENTORIES, NET

The classification of inventory balance as of each financial reporting date is as follows:

	At lower of cost and net realizable value
	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	USD
Raw materials	12,096,176	12,081,034	511,908,220
Good in transit	2,479,342	1,185,330	50,225,847
Finished goods, including service parts	3,733,281	8,516,096	360,851,525
Work in process	2,976,984	2,694,547	114,175,720
Merchandises	124,375	87,421	3,704,280
Tools and spare parts	197,119	215,154	9,116,695

TOTAL	21,607,277	24,779,582	1,049,982,288

Inventory is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal and transportation.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	IMPAIRMENT OF LONG-LIVED ASSETS

As of March 31, 2023, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The Group impaired these identified assets based on contractual lease payments agreed with customers. Impairment charges of VND480,643 million (USD20.4 million) relating to leased-out batteries under the Automotive and E-scooter segments were recognized for the three months ended March 31, 2023.

7.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2022			As of March 31, 2023
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD
Finite-lived intangible assets:
License	3,903,095	(3,698,305)	204,790	3,903,095	(3,705,890)	197,205	8,356,144
Software	1,442,065	(608,416)	833,649	1,504,094	(656,641)	847,453	35,909,025
Purchased software under development phase	410,506	—	410,506	481,249	—	481,249	20,391,907
Others	17,176	(5,050)	12,126	17,176	(5,326)	11,850	502,119

Total	5,772,842	(4,311,771)	1,461,071	5,905,614	(4,367,857)	1,537,757	65,159,195

The Group recorded amortization expenses of VND56,086 million (USD2.4 million) and VND788,028 million for the three months ended March 31, 2023 and 2022, respectively.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	INTANGIBLE ASSETS, NET AND GOODWILL (continued)

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31, 2022	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	USD
Automotive	262,252	262,252	11,112,373
E-scooter	9,951	9,951	421,653

Total	272,203	272,203	11,534,025

There were no accumulated impairment losses as of March 31, 2023 and December 31, 2022.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of March 31, 2023, the Group has determined that an indicator of impairment for the Automotive reporting unit existed. Accordingly, a quantitative goodwill impairment test was performed for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2022: 3%). The after-tax discount rate applied to cash flow projections is 15% (2022: 15%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not identify impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimate about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market condition outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow would result in an impairment of goodwill.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31, 2022	As of March 31, 2023
	Note	VND million	VND million	USD
Short-term
Loans from banks	8.1	6,268,276	11,833,301	501,411,059
Current portion of long-term loans	8.2	8,311,277	8,278,389	350,779,195

TOTAL		14,579,553	20,111,690	852,190,254

Long-term
Loans from banks	8.2	27,652,234	27,246,062	1,154,494,153
Domestic bonds	8.3	13,972,726	13,991,248	592,849,492

TOTAL		41,624,960	41,237,310	1,747,343,644

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of March 31, 2023 were as follows:

Bank	As of March 31, 2023	As of March 31, 2023	Maturity	Collateral
	VND million	USD (Convenience translation)
Vietnam Prosperity Joint – Stock Commercial Bank	3,644,662	154,434,831	From June 2023 to January 2024	Sharing collateral with a group of companies guaranteed by certain shares of an affiliate of the Group held by the ultimate parent company and a property held by an affiliate of the Group
Vietnam Technological and Commercial Joint Stock Bank	3,534,238	149,755,847	From June 2023 to February 2024	Certain shares of the ultimate parent company held by an affiliate of the Group
Saigon – Hanoi Commercial Joint Stock Bank	1,959,704	83,038,305	From June 2023 to February 2024	Sharing collateral with a group of companies guaranteed by certain shares of the ultimate parent company held by an affiliate of the Group
Joint stock Commercial Bank for Investment and Development of Viet Nam – Ha Thanh Branch	1,407,683	59,647,585	From June 2023 to August 2023	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; a bond of a bank held by another affiliate of the Group; payment guarantee from the ultimate parent company
Joint stock Commercial Bank for Investment and Development of Viet Nam – Quang Trung Branch	1,287,014	54,534,492	From June 2023 to August 2023	Certain shares of an affiliate of the Group held by the ultimate parent company; sharing collateral with another loan of the Group guaranteed by a property held by an affiliate of the Group; payment guarantee from the ultimate parent company

TOTAL	11,833,301	501,411,059

Details of interest rate during the period of short-term borrowings as of March 31, 2023 are as follows:

Loans land borrowings	Currency	Interest rate applicable for the three months ended March 31, 2023
Short-term Loans	VND	From 11% to 15%
UPAS Letter of Credit	VND	From 8.5% to 12%

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.2	Long-term loans from banks

Details of long-term borrowings as of March 31, 2023 were as follows:

Lenders	As of March 31, 2023		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	604,840,932	14,274,246	From September 2023 to September 2030	(i	)
In which: current portion	89,506,695	2,112,358
Foreign syndicated loan No.2	235,532,203	5,558,560	From May 2023 to November 2024	(i	)
In which: current portion	53,928,178	1,272,705
Foreign syndicated loan No.3	198,752,161	4,690,551	April 2023	(i	)
In which: current portion	198,752,161	4,690,551
Foreign syndicated loan No.4	96,881,102	2,286,394	From December 2023 to December 2026	(i	)
In which: current portion	7,490,466	176,775
Foreign syndicated loan No.5	125,502,669	2,961,863	From November 2024 to November 2029	(i	)
Foreign syndicated loan No.6	241,567,331	5,700,989	From November 2025 to November 2026	(i	)
Domestic loan	2,196,949	51,848	From June 2023 to December 2024	(i	)
In which: current portion	1,101,695	26,000

TOTAL	1,505,273,347	35,524,451

In which:
Non-current portion	1,154,494,153	27,246,062
Current portion	350,779,195	8,278,389

(i)	As of March 31, 2023 and December 31, 2022, these long-term loans were secured by:

Property, plant and equipment, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

Certain shares of affiliates of the Group held by the ultimate parent company;

Payment Guarantee from the ultimate parent company and a commercial bank.

Details of interest rate during the three months ended March 31, 2023 of borrowings as follows:

Loans and borrowings	Currency	Interest rate applicable for the three months ended March 31, 2023
Secured loans	VND	Floating interest rate 11.8% per annum
Secured loans without swap contract	USD	Floating interest rate, from 4.93% to 8.45% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 13)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

8.3	Domestic bonds

The balance as of March 31, 2023 includes bonds arranged by a third counterparty:

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,400 billion (USD483.1 million) (net of issuance costs) as of March 31, 2023. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate ranging from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company;

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,978 billion (USD83.8 million) (net of issuance costs) as of March 31, 2023. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank;

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion (USD 26.3 million). The remaining principal balance of the bonds as of March 31, 2023 is VND613 billion (USD26.0 million) (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG, and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% for the first year. In the following years, the interest rate is determined by 5% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

As of March 31, 2023, the Group’s collateral cover ratio was less than the required ratio specified in certain bonds with outstanding balance amounting to VND13,378 billion (USD566.9 million). The Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. By the date of the unaudited interim condensed consolidated financial statements, the Group has completed administrative procedures with the relevant regulatory body to register the additional collaterals. Accordingly, the outstanding balance of these bonds continued to be classified as non-current liabilities as of March 31, 2023.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

Balance as of March 31, 2023 represents deposits and down payment received in advance from customers for sales of automobiles, e-scooters and service parts, which included VND505 billion (USD21.4 million) of refundable deposit liabilities and VND714 billion (USD30.2 million) of non-refundable down-payment of contract liabilities. Revenue recognized in the three months ended March 31, 2023 from the contract liabilities at beginning of the year amounted to approximately VND910.2 billion (USD38.6 million).

10.	LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the three months ended March 31, 2023 and 2022. Details are as below:

	For the three months ended March 31,
	2022	2023	2023
	VND million	VND million	USD
Net loss attributable to controlling interests	(9,648,532)	(14,093,204)	(597,169,661)

Net loss attributable to controlling interests adjusted for the effect of dilution	(9,648,532)	(14,093,204)	(597,169,661)

		Unit: Shares
	For the three months ended March 31,
	2022	2023
Weighted average number of ordinary shares for basic earnings per share	2,298,963,211	2,299,999,998

Weighted average number of ordinary shares adjusted for the effect of dilution	2,298,963,211	2,299,999,998

	For the three months ended March 31,
	2022	2023	2023
	VND	VND	USD
Basic loss per share	(4,197)	(6,127)	(0.26)
Diluted loss per share	(4,197)	(6,127)	(0.26)

In January 2022, the Company effected a 100-for-one split of ordinary shares.

On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the interim condensed consolidated financial statements have been revised on a retroactive basis to give effect to the share split and the share consolidation.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had significant transactions during the three months ended March 31, 2023 and 2022 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Ultimate Parent
Vietnam Investment Group Joint Stock Company (“VIG”)	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES Energy Solutions JSC (“VinES JSC”)	Entity under common control
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology Transport Services LLC”)	Entity under common control
Vincom Retail JSC (“Vincom Retail JSC”)	Entity under common control
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Entity under common control
VIN3S JSC	Entity under common control
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
VinCSS Internet Security Services Limited Liability Company (“VinCSS”)	Entity under common control
Vinpearl JSC	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Associate of Ultimate Parent

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Significant transactions with related parties during the three months ended March 31, 2023 and 2022 were as follows:

Currency: VND million

		For the three months ended March 31,
		2022	2023
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	5,860,000	22,255,133	943,014,110
	Capital contribution in cash	6,000,000	—	—
	Interest payable	531,903	383,709	16,258,856
Vinhomes JSC	Sales	—	46,450	1,968,220
	Vouchers redemption	—	350,126	14,835,847
	Interest expenses	38,801	—	—
Vinsmart JSC	Purchase of machinery and equipment, tools, materials and goods	159,544	42,748	1,811,356
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	56,000	—	—
	Interest payable	118,023	374,717	15,877,839
Vincom Retail JSC	Borrowings	860,000	700,000	29,661,017
GSM JSC	Sales of vehicles	—	149,309	6,326,653
VIN3S JSC	Purchase of information technology services	90,466	7,014	297,203
Vincom Retail Operation JSC	Borrowing	640,000	1,745,000	73,940,678
	Interest expense	6,219	35,616	1,509,153
Vinpearl JSC	Hotel service & airplane tickets expenses	10,469	46,948	1,989,322
VinES JSC	Sale of battery parts and finished batteries	503,518	—	—
	Transfer battery production facilities	702,749	—	—
	Processing fee	—	387,331	16,412,331
	Purchase of battery parts and finished batteries	—	339,822	14,399,237
VinCSS	Purchase of information technology services	—	41,874	1,774,322
Vinbus Ecology Transport Services LLC	Sale of electric buses	296,151	20,286	859,576

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

Amounts due to and from related parties as of March 31, 2023 and December 31, 2022:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,978,097	465,563	19,727,246
Short-term loans (Note 11a)	545,400	—	—
Short-term advance to and receivables (Note 11c)	1,432,697	465,563	19,727,246
Long-term loans to and receivables	44,533	48,073	2,036,992
Long-term receivables (Note 11c)	44,533	48,073	2,036,992

Total	2,022,630	513,636	21,764,237

Amounts due to related parties
Short-term payables to and borrowings from related parties	17,325,317	27,006,774	1,144,354,831
Short-term payables (Note 11c)	16,605,397	7,424,610	314,602,119
Short-term borrowing (Note 11b)	719,920	19,582,164	829,752,712
Long-term payables to related parties	21,918,710	18,139,211	768,610,636
Long-term payables (Note 11c)	14,371,365	14,717,711	623,631,822
Long-term borrowing (Note 11b)	7,547,345	3,421,500	144,978,814

Total	39,244,027	45,145,985	1,912,965,466

a)	Detail of loans to related parties:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Short-term loans to related parties
Vinpearl JSC	545,400	—	—

Total	545,400	—	—

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

b)	Detail of borrowings from related parties:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Short-term borrowing from related parties
Vingroup JSC	325,000	19,282,164	817,040,848
Vinpearl JSC	300,000	300,000	12,711,864
Asian Star	94,920	—	—

Total	719,920	19,582,164	829,752,712

Long-term borrowing from related parties
Vingroup JSC	7,547,345	3,421,500	144,978,814

Total	7,547,345	3,421,500	144,978,814

Details of the short-term and long-term borrowings from related parties of the Group as of March 31, 2023 were as follows:

Counterparty	As of March 31, 2023		Maturity	Collateral	Interest rate applicable for the three months ended March 31, 2023
	VND million	USD (Convenience translation)
Short-term
Vingroup JSC	19,282,164	817,040,848	From August 2023 to March 2024	Unsecured	8-11%
Vinpearl JSC	300,000	12,711,864	August 2023	Unsecured	11%

TOTAL	19,582,164	829,752,712

Long-term
Vingroup JSC	3,421,500	144,978,814	December 2026	Unsecured	11%

TOTAL	3,421,500	144,978,814

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.	RELATED PARTY TRANSACTIONS (continued)

c)	Detail of other balance due from and due to related parties:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Amount due from related parties
VinFast Lithium Battery Pack LLC	46,270	46,281	1,961,059
Vinpearl JSC	250,204	76,209	3,229,195
VinES JSC	1,000,000	9,723	411,992
Vingroup JSC	45,676	46,958	1,989,746
VHIZ JSC	38,413	58,930	2,497,034
Vinhomes JSC	3,654	61,886	2,622,288
GSM JSC	—	135,961	5,761,059
Others	93,013	77,688	3,291,864

Total	1,477,230	513,636	21,764,237

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Amount due to related parties
Vingroup JSC	910,276	1,186,854	50,290,424
VHIZ JSC (*)	15,193,854	15,511,188	657,253,729
Vinhomes JSC	3,604,951	3,291,384	139,465,424
Vinsmart JSC	2,038,084	1,013,204	42,932,373
VinES JSC	8,816,483	736,869	31,223,263
Vin3S JSC	104,792	103,354	4,379,407
Others	308,322	299,468	12,689,322

Total	30,976,762	22,142,321	938,233,941

(*)	This is payable relating to the leaseback transaction with VHIZ JSC. Payment is made every quarter until February 2067.

12.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes leasing activities.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

Information about segments presented was as follows:

For the three months ended March 31, 2023:

Currency: VND million

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	1,369,752	205,136	230,186	166,552	—	1,971,626
Cost of sales	(4,946,438)	(331,314)	(202,936)	(299,708)	—	(5,780,396)
Gross profit/(loss)	(3,576,686)	(126,178)	27,250	(133,156)	—	(3,808,770)
Operating expenses	(6,232,560)	(60,680)	—	(480,643)	(559,620)	(7,333,503)
Operating profit/(loss)	(9,809,246)	(186,858)	27,250	(613,799)	(559,620)	(11,142,273)

For the three months ended March 31, 2022:

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	2,751,223	344,519	724,591	58,063	—	3,878,396
Cost of sales	(5,232,762)	(504,351)	(690,029)	(59,388)	—	(6,486,530)
Gross loss	(2,481,539)	(159,832)	34,562	(1,325)	—	(2,608,134)
Operating expenses	(4,741,796)	(116,177)	—	—	(604,382)	(5,462,355)
Operating loss	(7,223,335)	(276,009)	34,562	(1,325)	(604,382)	(8,070,489)

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

For the three months ended March 31, 2023:

Currency: USD

	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	58,040,339	8,692,203	9,753,644	7,057,288	—	83,543,475
Cost of sales	(209,594,831)	(14,038,729)	(8,598,983)	(12,699,492)	—	(244,932,034)
Gross profit/(loss)	(151,554,492)	(5,346,525)	1,154,661	(5,642,203)	—	(161,388,559)
Operating expenses	(264,091,525)	(2,571,186)	—	(20,366,229)	(23,712,712)	(310,741,653)
Operating profit/(loss)	(415,646,017)	(7,917,712)	1,154,661	(26,008,432)	(23,712,712)	(472,130,212)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	SEGMENT REPORTING (continued)

The following table presents revenues by geographic area based on the sales location of the products:

	For the three months ended March 31, 2022	For the three months ended March 31, 2023
	VND million	VND million	USD
Vietnam	3,878,396	1,971,626	83,543,475

Total	3,878,396	1,971,626	83,543,475

The following table presents revenues earned from external customers for each group of similar products and services:

	For the three months ended March 31, 2022	For the three months ended March 31, 2023
	VND million	VND million	USD
Sales of ICE vehicles	2,357,673	60,082	2,545,847
Sales of e-cars	97,399	1,181,192	50,050,508
Sales of e-buses	296,151	128,478	5,443,983
Sales of e-scooters	344,519	205,136	8,692,203
Sale of spare parts and components	706,568	191,545	8,116,314
Rendering of aftermarket services	18,023	38,641	1,637,331
Revenue from leasing activities and other	58,063	166,552	7,057,288

Total revenue	3,878,396	1,971,626	83,543,475

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets - cross-currency interest rate swaps contracts (i)	—	—	1,229,050	1,229,050
In which:
Non-current portion	—	—	696,332	696,332
Current portion	—	—	532,718	532,718

As of December 31, 2022	—	—	1,229,050	1,229,050

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	15,180,723	15,180,723

As of December 31, 2022	—	—	15,180,723	15,180,723

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of March 31, 2023
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets – cross-currency interest rate swaps contract (i)	—	—	737,007	737,007	31,229,110
In which:
Non-current portion	—	—	289,322	289,322	12,259,407
Current portion	—	—	447,685	447,685	18,969,703

As of March 31, 2023	—	—	737,007	737,007	31,229,110

Financial liabilities:
Financial liability at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (ii)	—	—	15,446,200	15,446,200	654,500,000

As of March 31, 2023	—	—	15,446,200	15,446,200	654,500,000

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	As of January 1, 2022	Net change in unrealized fair value recognized in consolidated statements of operations	As of March 31, 2022
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset - cross-currency interest rate swaps contract (i)	5,291	65,215	70,506
In which:
Non-current portion	5,291	65,215	70,506
Current portion	—	—	—
Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities – cross-currency interest rate swaps contract (i)	2,003,184	(1,283,898)	719,286
In which:
Non-current portion	891,711	(804,156)	87,555
Current portion	1,111,473	(479,742)	631,731

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2023	Net change in unrealized fair value recognized in consolidated statements of operations	As of March 31, 2023	As of March 31, 2023
	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset - cross-currency interest rate swaps contract (i)	1,229,050	(492,043)	737,007	31,229,110
In which:
Non-current portion	696,332	(407,010)	289,322	12,259,407
Current portion	532,718	(85,033)	447,685	18,969,703
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (ii)	15,180,723	265,477	15,446,200	654,500,000
In which:
Non-current portion	15,180,723	265,477	15,446,200	654,500,000
Current portion	—	—	—	—

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were maximum equal the carrying value of syndicated loans No. 1, No. 2 and No. 3 as disclosed in Note 8.

As of March 31, 2023, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND737 billion (USD31.2 million) (as of December 31, 2022: VND1,229 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for the three months ended March 31, 2023 was recorded as net loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2. In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the unaudited interim condensed consolidated statements of the Company.

As of March 31, 2023, the fair value of the Financial liabilities in respect of DPS2 was VND15,446 billion (USD654.5 million). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the unaudited interim condensed consolidated statement of operations.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	FAIR VALUE HIERARCHY (continued)

B.	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of March 31, 2023 and as of December 31, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2022	Interpolated LIBOR for subsequent years	4.41- 4.96
		March 31, 2023	Interpolated LIBOR for subsequent years	4.24 - 5.06
CCIRS contract of the loan No.2	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.54 - 4.97
		March 31, 2023	Interpolated LIBOR for subsequent years	4.44 - 5.08
CCIRS contract of the loan No.3	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.86 - 4.89
		March 31, 2023	Interpolated LIBOR for subsequent years	4.94
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85% - 88%
		March 31, 2023	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Fair value of the ordinary shares ($) (i)	3.28
			Dividend yield ($) (ii)	0
			Volatility (ii)	84% - 85%

(i)

The fair value of ordinary shares is estimated based on DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry. There is inherent uncertainty in these estimates. $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND86.6 billion/VND43.6 billion (USD3.7 million/USD1.8 million), respectively.

(ii)

The risk-free rates are estimated based on the curve of USD LIBOR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. 1% increase/decrease in the credit spread of the Company would result in an decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND150.8 billion/VND153.1 billion (USD6.4 million/USD6.5 million), respectively

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	LEASES

Group as a lessor

Sales-type leases

For the three months ended March 31, 2023, we recognized VND70.2 billion (USD3.0 million) of sales-type leasing revenue and VND56.9 billion (USD2.4 million) of sales-type leasing cost of revenue (for the three months ended March 31, 2022: nil)

Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Gross lease receivables	149,417	255,013	10,805,636
Received cash	(2,649)	(9,701)	(411,059)
Unearned interest income	(59,258)	(103,861)	(4,400,890)
Net investment in sales-type leases	87,510	141,451	5,993,686
Reported as:
Current net investment in sales-type lease	5,448	6,537	276,992
Non-current net investment in sales-type lease	82,062	134,914	5,716,695
Net investment in sales-type leases	87,510	141,451	5,993,686

Lease income in operating lease

	For the three months ended March 31, 2022	For the three months ended March 31, 2023
	VND million	VND million	USD
Lease income relating to lease payments	22,611	45,167	1,913,856
Lease income relating to variable lease payments not included in the measurement of the lease receivable	3,270	16,068	680,847

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Vehicle segment, as held for sale as of March 31, 2023 due to its plan to dispose of these assets.

	As of December 31, 2022	As of March 31, 2023
	VND million	VND million	USD
Carrying value of assets held for sale
Assets of Lang Lang Proving Ground	360,893	354,701	15,029,703

Total	360,893	354,701	15,029,703

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. As of March 31, 2023, the Group identified a potential customer and signed a conditional sale agreement in May 2023. The transaction is expected to be completed in 2023, therefore, the criteria of assets held-for-sale are satisfied as of March 31, 2023.

16.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, direct cost to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated commitment amount of these contracts as at March 31, 2023 was VND17,976.5 billion (USD761.7 million) (December 31, 2022: VND18,498.9 billion).

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter could result in a loss of up to VND393.2 billion (USD16.7 million) in excess of the amount accrued.

The Group has also estimated the compensation expenses deriving from early termination of a land leasing contract with a landlord in the U.S. and Europe. The Group is in the process of negotiating with suppliers to finalize the compensation expenses.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND 267.3 billion (USD11.3 million) until the end of 2025.

VinFast Auto Pte. Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	COMMITMENTS AND CONTINGENCIES (continued)

Covid-19 pandemic

The Covid-19 pandemic is resulting in an economic slowdown and adversely impacting most businesses and industries. This situation may bring uncertainties and have an impact on the environment in which the Group operates. The Company’s management has continuously monitored ongoing developments and assessed the financial impact in respects of the valuation of assets, provisions, and contingent liabilities, and has used estimates and judgement in respect of various issues as the situation has evolved, using the best information obtained up to the date of this unaudited interim condensed consolidated financial statements.

17.	SUBSEQUENT EVENTS

The Business Combination Agreement

On May 12, 2023, the Company entered into a Business Combination Agreement with Black Spade Acquisition Co and Nuevo Tech Limited as disclosed in Note 2(b).

Vehicle Sales with Residual Value Guarantee (Vietnam market)

In April 2023, the Group launched a residual value guarantee program in Vietnam of which, subject to terms and conditions of the program, the Group may repurchase VinFast electric vehicles (including ones sold in the past) from customers after five years of their use. Purchases under the program would be made at predetermined prices which would be a percentage of the original price based on the vehicle model and on the years of usage, directly by the Group or through arrangements with third parties. Alternatively, under this program, the Group may also compensate for the deficit if the customer decides to sell their VinFast vehicle to other third parties at a lower price. The Group is in process of determining the financial impact of the implementation of this new policy on its financial statements.

Share Consolidation

On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share consolidation.

VinFast Auto Ltd.

[Formerly known as VinFast Trading & Investment Pte. Ltd.]

Consolidated Financial Statements

as of December 31, 2022 and 2021 and for the years then ended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of VinFast Auto Pte. Ltd. [formerly known as VinFast Trading & Investment Pte. Ltd]

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VinFast Auto Pte. Ltd. (formerly known as VinFast Trading & Investment Pte. Ltd) (“VinFast Auto” or “the Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, the results of its operations and its cash flows for the two years in the period ended December 31, 2022, in conformity with United States of America generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young Vietnam Limited

We have served as the Company’s auditor since 2017.

Ho Chi Minh City, Vietnam

March 9, 2023, except for Note 25, as to which the date is August 18, 2023.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS

as at December 31, 2022 and 2021

		As of December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4	3,024,916	4,271,442	180,901,315
Trade receivables	5	428,592	652,922	27,652,122
Advances to suppliers	6	6,871,869	8,968,752	379,838,724
Inventories, net	7	6,683,685	21,607,277	915,097,291
Short-term prepayments and other receivables	8	4,826,879	6,457,169	273,469,784
Short-term derivative assets	19	—	532,718	22,561,337
Current net investment in sales-type lease	16	169	5,448	230,714
Short-term investments		—	3,902	165,242
Short-term amounts due from related parties	21	1,997,181	1,978,097	83,775,079
Assets classified as held for sale	22	2,859,211	360,893	15,284,319

Total current assets		26,692,502	44,838,620	1,898,975,927

NON-CURRENT ASSETS
Property, plant and equipment, net	9	51,788,345	57,188,667	2,422,017,059
Intangible assets, net	10	3,163,588	1,461,071	61,878,333
Goodwill	10	272,203	272,203	11,528,160
Operating lease right-of-use assets	16	2,235,169	4,558,983	193,079,080
Finance lease right-of-use assets	16	96,582	—	—
Long-term derivative assets	19	5,291	696,332	29,490,588
Long-term advances to suppliers	6	656,464	29,082	1,231,676
Long-term prepayments		4,982	7,611	322,331
Non-current net investment in sales-type lease	16	182,304	82,062	3,475,453
Long-term amounts due from related parties	21	45,950	44,533	1,886,031
Deferred tax assets	17	50,219	—	—
Other non-current assets		127,857	4,426,135	187,452,781

Total non-current assets		58,628,954	68,766,679	2,912,361,492

TOTAL ASSETS		85,321,456	113,605,299	4,811,337,419

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS (continued)

as at December 31, 2022 and 2021

		As of December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	11	15,826,651	14,579,553	617,463,691
Short-term derivative liabilities	19	1,111,473	—	—
Trade payables		3,188,756	16,636,820	704,591,719
Deposits and down-payment from customers	12	1,317,471	1,572,537	66,599,058
Short-term deferred revenue	13	17,338	107,448	4,550,551
Short-term accruals	14	4,119,068	11,056,666	468,264,705
Other current liabilities	15	5,313,963	4,177,978	176,942,975
Current operating lease liabilities	16	375,293	768,883	32,563,236
Amounts due to related parties	21	56,035,252	17,325,317	733,750,493

Total current liabilities		87,305,265	66,225,202	2,804,726,428

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	11	31,343,149	41,624,960	1,762,873,105
Long-term derivative liabilities	19	891,711	15,180,723	642,924,079
Other non-current liabilities	15	171,290	606,429	25,683,097
Non-current operating lease liabilities	16	1,298,354	3,256,351	137,910,847
Long-term deferred revenue	13	25,945	499,395	21,150,055
Deferred tax liabilities	17	51,462	947,981	40,148,273
Long-term accruals		32,714	16,007	677,907
Amounts due to related parties	21	41,142,764	21,918,710	928,286,892

Total non-current liabilities		74,957,389	84,050,556	3,559,654,255

Commitments and contingencies	24

EQUITY
Ordinary shares (2,298,963,211 and 2,299,999,998 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		553,892	871,021	36,888,929
Accumulated losses		(77,416,918)	(127,188,455)	(5,386,602,368)
Additional paid-in capital		—	12,311,667	521,415,683
Other comprehensive loss		(63,494)	(104,065)	(4,407,303)

Deficit attributable to equity holders of the parent		(76,926,520)	(114,109,832)	(4,832,705,059)
Non-controlling interests (*)		(14,678)	77,439,373	3,279,661,795

Total deficit		(76,941,198)	(36,670,459)	(1,553,043,264)

TOTAL DEFICIT AND LIABILITIES		85,321,456	113,605,299	4,811,337,419

(*) The balance as of December 31, 2022 mainly included dividend preference shares which comprise of the DPS 1, DPS 3 and DPS 4 issued by VinFast Vietnam to Vingroup JSC as presented in Note 20 (i) and Note 20 (iii).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
Revenues
Sales of vehicles		13,898,621	12,391,500	524,796,735
Sales of merchandise		1,405,368	112,206	4,752,059
Sales of spare parts and components		538,216	2,072,628	87,778,581
Rendering of services		96,577	222,732	9,432,954
Rental income
Revenue from leasing activities		89,400	166,525	7,052,585

Revenues (*)		16,028,182	14,965,591	633,812,914
Cost of vehicles sold		(23,326,953)	(24,660,149)	(1,044,390,522)
Cost of merchandise sold		(1,398,339)	(151,353)	(6,409,994)
Cost of spare parts and components sold		(437,195)	(1,869,084)	(79,158,180)
Cost of rendering services		(65,376)	(389,635)	(16,501,582)
Cost of leasing activities		(56,095)	(162,275)	(6,872,567)

Cost of sales		(25,283,958)	(27,232,496)	(1,153,332,845)

Gross loss		(9,255,776)	(12,266,905)	(519,519,931)
Operating expenses:
Research and development costs		(9,255,376)	(19,939,898)	(844,481,524)
Selling and distribution costs		(2,203,839)	(5,213,739)	(220,808,879)
Administrative expenses		(2,424,560)	(4,010,012)	(169,829,416)
Compensation expenses		(4,340,322)	(109,431)	(4,634,540)
Net other operating income/(expenses)	18	412,472	(716,379)	(30,339,670)

Operating loss		(27,067,401)	(42,256,364)	(1,789,613,960)
Finance income	18	446,139	88,060	3,729,477
Finance costs	18	(4,598,235)	(7,959,840)	(337,109,936)
Net (loss)/gain on financial instruments at fair value through profit or loss		(1,710,029)	1,226,012	51,923,272
Investment gain	18	956,588	—	—
Share of losses from equity investees		(36,786)	—	—

Loss before income tax expense		(32,009,724)	(48,902,132)	(2,071,071,147)
Tax expense	17	(209,237)	(946,738)	(40,095,603)

Net loss for the year		(32,218,961)	(49,848,870)	(2,111,166,750)

Net loss attributable to non-controlling interests		(35,234)	(65,075)	(2,756,002)

Net loss attributable to controlling interest		(32,183,727)	(49,783,795)	(2,108,410,748)

(*) Including sales to related parties in 2021 and 2022 of VND516,546 million and VND2,378,858 million (USD100,747,835), respectively.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
Net loss for the year		(32,218,961)	(49,848,870)	(2,111,166,750)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(102,084)	(40,571)	(1,718,255)

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(102,084)	(40,571)	(1,718,255)

Total comprehensive loss for the year, net of tax		(32,321,045)	(49,889,441)	(2,112,885,005)

Net loss attributable to non-controlling interests		(35,234)	(65,075)	(2,756,002)

Comprehensive loss attributable to controlling interest		(32,285,811)	(49,824,366)	(2,110,129,003)

		VND	VND	USD

Net loss per share attributable to ordinary shareholders
Basic and diluted	18	(20,386)	(21,654)	(0.92)

				Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted		1,578,726,324	2,299,008,659	2,299,008,659

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended December 31, 2022 and 2021

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital - VinFast Auto VND million	Contributed charter capital - VinFast Vietnam VND million	Accumulated losses VND million	Capital reserve - VinFast Vietnam VND million	Other comprehensive income/(loss) VND million	Non-controlling interests VND million	Total equity/ (deficit) VND million
As of January 1, 2021	—	—	—	38,707,336	(44,356,242)	11,753,160	45,870	29,968	6,180,092
Net loss for the year	—	—	—	—	(32,183,727)	—	—	(35,234)	(32,218,961)
Foreign currency translation adjustment	—	—	—	—	—	—	(102,084)	—	(102,084)

Total comprehensive income/(loss)	—	—	—	38,707,336	(76,539,969)	11,753,160	(56,214)	(5,266)	(26,140,953)

Additional capital contribution to VinFast Vietnam	—	—	—	4,881,392	—	—	—	—	4,881,392
Demerger of VinFast Vietnam	—	—	—	(1,091,730)	(871,041)	(7,754,407)	—	—	(9,717,178)
Insertion of VinFast Auto as the holding company of the Group and additional capital contribution to VinFast Vietnam (Note 1)	2,298,963,211	553,892	39,373	(42,496,998)	234	—	(7,280)	5,168	(41,905,611)
Additional capital contribution to a subsidiary and acquisitions of entities under common control	—	—	(35,801)	—	—	(4,022,812)	—	4,432	(4,054,181)
Disposal of subsidiaries to entities under common control	—	—	(3,572)	—	—	17,917	—	(3,502)	10,843
Additional acquisition of non-controlling interests from a subsidiary	—	—	—	—	—	—	—	(15,510)	(15,510)
Other	—	—	—	—	(6,142)	6,142	—	—	—

Balance at the end of the year	2,298,963,211	553,892	—	—	(77,416,918)	—	(63,494)	(14,678)	(76,941,198)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2022 and 2021

	Number of shares of VinFast Auto Shares	Ordinary shares - VinFast Auto VND million	Additional paid-in capital VinFast Auto VND million	Accumulated losses VND million	Other comprehensive loss VND million	Non-controlling interests VND million	Total Shareholders’ equity (deficit) VND million
Balance as of January 1, 2022	2,298,963,211	553,892	—	(77,416,918)	(63,494)	(14,678)	(76,941,198)
Net loss for the year	—	—	—	(49,783,795)	—	(65,075)	(49,848,870)
Foreign currency translation adjustments	—	—	—	—	(40,571)	—	(40,571)

Total comprehensive income/(loss)	2,298,963,211	553,892	—	(127,200,713)	(104,065)	(79,753)	(126,830,639)

Additional capital contribution to VinFast Auto	1,036,787	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam (Note 20 (i) and (iii))	—	—	—	—	—	77,515,874	77,515,874
Partial disposal of a subsidiary	—	—	—	12,258	—	3,252	15,510
Deemed contribution from owners (*)	—	—	12,311,667	—	—	—	12,311,667

Balance as of December 31, 2022	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)

USD		36,888,929	521,415,683	(5,386,602,368)	(4,407,303)	3,279,661,795	(1,553,043,264)

(*)	Including:

•

In January 2022, VinFast Vietnam decided to extend the warranty policy to earlier of 10 years or the first 200,000 km for all internal-combustion-engine (ICE) cars sold since 2019 and to be sold thereafter. The estimated warranty cost was substantially supported by Chairman of the Company, in the form of upfront payment of VND350 billion (USD14.8 million), which was received in cash by VinFast Vietnam in June 2022. This amount was recognized as Additional paid-in capital in the consolidated statements of shareholders’ equity.

•

With regard to the ICE phasing-out (Note 1), ICE assets were transferred to Vietnam Investment Group Joint Stock Company (“VIG”) completely in 2022 with a gain of VND11,961.7 billion (USD506.6 million) being recognized in the consolidated statements of shareholders’ equity. Please refer to Note 21, Section “Transactions with VIG JSC related to ICE assets disposal” for details.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
OPERATING ACTIVITIES
Net loss for the year		(32,218,961)	(49,848,870)	(2,111,166,750)

Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	9	3,981,389	3,924,658	166,214,553
Amortization of intangible assets	10	897,562	2,341,850	99,180,510
Impairment of assets and changes in fair value of held for sale assets		164,978	1,133,743	48,015,543
Amortization of finance lease right-of-use assets	16	12,421	—	—
Changes in operating lease right-of-use assets		273,270	448,651	19,000,974
Provision related to purchase commitment, compensation expenses, assurance-type warranties and write-downs of inventories		6,513,514	5,988,521	253,621,930
Allowance against receivable		206,325	172,571	7,308,604
Deferred income tax expenses	17	150,536	946,738	40,095,603
Unrealized foreign exchange (gains)/losses		(448,262)	744,989	31,551,287
Investment (gain)/loss		(956,588)	18,962	803,066
Net loss/(gain) on financial instruments at fair value through profit or loss		1,710,029	(1,226,012)	(51,923,272)
Change in amortized costs of financial instruments measured at amortized cost	18	1,156,118	1,999,914	84,699,051
Loss on disposal of fixed assets		113,395	—	—
Share of losses from equity investees		36,786	—	—
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(7,406,143)	622,707	26,372,480
Increase in inventories		(3,857,721)	(20,241,698)	(857,263,171)
Increase in trade and other payables		760,098	17,792,820	753,549,890
Change in operating lease liabilities		(224,085)	(420,877)	(17,824,708)
Decrease/(increase) in prepayments		166,251	(27,080)	(1,146,874)

Net cash flows used in operating activities		(28,969,088)	(35,628,413)	(1,508,911,284)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the years ended December 31, 2022 and 2021

		For the year ended December 31,
		2021	2022	2022
	Notes	VND million	VND million	USD
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets		(6,007,925)	(17,681,672)	(748,842,622)
Repayment under a business investment and cooperation contract		—	(968,773)	(41,028,841)
Deposit received under a business investment and cooperation contract		—	170,017	7,200,449
Proceeds from disposal of property, plant and equipment		48,798	1,412,976	59,841,437
Disbursement of loans		(3,219,449)	(3,902)	(165,255)
Collection of loans		11,054,900	1,034,648	43,818,736
Payment for business acquisition		(77,099)	—	—
Proceeds from disposal of equity investments		196,407	(2,240)	(94,867)
Proceed from disposal of net assets under common control		424,418	—	—

Net cash flows from/(used in) investing activities		2,420,050	(16,038,946)	(679,270,963)

FINANCING ACTIVITIES
Capital contribution from owners		9,988,508	6,317,129	267,538,921
Deemed contribution from owners		—	646,655	27,386,710
Deemed distribution to owners for transactions under common control		(498,959)	—	—
Payment for initial public offering costs		—	(41,649)	(1,763,891)
Proceeds from borrowings		38,042,837	87,660,103	3,712,523,420
Repayment of borrowings		(18,677,191)	(41,637,135)	(1,763,388,743)

Net cash flows from financing activities		28,855,195	52,945,103	2,242,296,417

Net increase in cash and cash equivalents		2,306,157	1,277,744	54,114,170
Cash and cash equivalents at January 1		827,742	3,024,916	128,109,266
Net foreign exchange difference		(108,983)	(31,218)	(1,322,121)

Cash and cash equivalents at December 31	4	3,024,916	4,271,442	180,901,315

Supplement disclosures of non-cash activities
Debt conversion to equity		4,121,775	71,515,874	3,028,793,580
Non-cash property and equipment additions		2,274,048	13,349,412	565,365,577
Borrowings by converting from the Group’s consideration payable for acquisition of Vingroup Investment Vietnam JSC		4,693,380	—	—
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification		1,318,222	2,772,465	117,417,642
Non-cash consideration included in the purchase consideration of business combination		280,912	—	—
Interest payable conversion to debt		—	2,625,845	111,208,072
Supplemental Disclosure
Interest paid, net of capitalized interest		2,873,846	4,378,839	185,449,729
Income tax paid		51,409	22,618	957,903

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS

(a)	The Reorganization

In early 2021, Vingroup Joint Stock Company (“Vingroup JSC” or “the Ultimate Parent”), founded by Mr. Pham Nhat Vuong (“the Founder”), the parent company of VinFast Auto Pte. Ltd. (formerly known as VinFast Trading & Investment Pte. Ltd.), a company incorporated in Singapore (“VinFast Auto” or “the Company”) and VinFast Trading and Production Joint Stock Company (formerly known as VinFast Trading and Production Limited Liability Company) (“VinFast Vietnam”), executed reorganization transactions (“the Reorganization”) to bring together subsidiaries operating in automotive manufacturing and related businesses into one group. Following the Reorganization, VinFast Auto became the direct holding company of VinFast Vietnam.

In preparation for its planned initial public offering (“IPO”), pursuant to a series of restructuring agreements signed in 2021, the Company acquired 99.9% of the contributed capital of VinFast Vietnam from Vingroup JSC and VIG, an entity under common control of the Founder, with a total consideration of VND50,446.5 billion. The consideration was mostly unpaid as of December 31, 2021 and recognized as an amount payable to related parties, namely Vingroup JSC and VIG. In January 2022, the Company issued promissory notes (the “P-Notes”) to Vingroup JSC and VIG in place of the aforementioned amount payable to related parties, which was subsequently used to increase in capital of VinFast Vietnam (Note 20 (iii)) and offset against the receivables from transfer of ICE assets (Note (1c)), respectively. As both VinFast Auto and VinFast Vietnam are under common control of Vingroup JSC immediately before and after the Reorganization, the transaction was accounted for as a legal reorganization of entities under common control whereby the Company became the holding company of VinFast Vietnam and its subsidiaries using historical costs. Accordingly, the accompanying consolidated financial statements were presented as if the current corporate structure had been in existence since the date when the subsidiaries first came under the common control of Vingroup JSC. Following this transaction, the consolidated statements of shareholders’ equity for the year ended December 31, 2021 represented changes of equity components from VinFast Vietnam to the Company.

(b)	Principal activities

The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities, trade smartphones and related businesses.

The Company’s head office is located at 120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208. Head office of VinFast Vietnam, a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

(c)	Announcement of ICE phasing-out

In December 2021, the Member’s Council of VinFast Vietnam approved Resolution No. 18/2021/NQ-HDTV-VINFAST on the cessation of all production and trading activities of internal combustion engine (“ICE”) vehicles in 2022 with a commitment to become solely an electric vehicle (“EV”) manufacturer.

In February 2022, the General Meeting of Shareholders of VinFast Vietnam approved the Resolution No. 02/2022/NQ-DHDCD-VINFAST to transfer assets, exclusively for ICE vehicle production which includes engine manufacturing facilities, toolings, subframes, and other related assets (referred to as “ICE assets”), to VIG. Accordingly, VinFast Vietnam entered into transfer agreements and guarantee agreements with VIG for the transfer of the ICE assets. Subsequently, in the period, VinFast Vietnam and VIG signed appendices to adjust the list of transferred assets and completed the determination of the price of the transferred assets. VinFast Vietnam completed the disposal of ICE assets in early November 2022.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements

The Group consists of the following entities as of the reporting dates:

No.	Name	Short name	Structure as of December 31, 2021		Structure as of December 31, 2022		Registered office’s address	Note
			Voting right (%) (1)	Equity interest (%) (1)	Voting right (%) (1)	Equity interest (%) (1)
1	VinFast Auto Pte. Ltd.	VinFast Auto	—	—	—	—	120 Lower Delta Road #02-05, Cendex Centre, Singapore 169208	(i)
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam	(ii)
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	99.4	99.5	99.4	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(iii)
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden, Bethmannstraße 8/Berliner Straße 51 – 60311 Frankfurt am Main, Germany	(iv)
5	VinFast Engineering Australia Pty Ltd	VinFast Australia	100.0	99.9	100.0	99.9	234 Balaclava Road, Caulfield North, VIC 3161, Australia	(iv)
6	Vingroup Investment Vietnam JSC	Vingroup Investment	99.7	99.6	99.3	99.2	No. 7, Bang Lang 1 Street, Vinhomes Riverside Eco-Urban Area, Viet Hung Ward, Long Bien District, Hanoi, Vietnam	(v)
7	Vingroup USA, LLC	Vingroup USA	100.0	99.6	100.0	99.2	333 W. San Carlos St., Suite 600, San Jose, CA 95110, USA	(v)
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	99.6	100.0	99.2	12777 West Jefferson Blvd, Suite A-101, Los Angeles, CA 90066, USA	(vi)
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	99.6	100.0	99.2	790 N. San Mateo Drive, San Mateo, CA 94401, USA	(vi)
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.6	100.0	99.2	Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314, Vancouver Bc V7X 1L3, Canada	(vii)
11	VinFast France	VinFast France	100.0	99.6	100.0	99.2	72 rue du Faubourg Saint Honoré, Paris, 75008 France	(vii)
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.6	100.0	99.2	Vijzelstraat 68, 1017HL Amsterdam, Netherlands	(vii)
13	Vingroup Ru, LLC	Vingroup Ru	100.0	99.6	—	—	Building 7, 1-ST Kazachiy Lane, Moscow, Russia	(viii)
14	VinFast OEM US Holding, Inc.	VinFast OEM	—	—	100.0	100.0	850 New Burton Road, Suite 201, Dover, Delaware 19904, Kent County, USA	(ix)
15	VinFast Manufacturing US, LLC	VinFast Manufacturing	—	—	100.0	100.0	160 Mine Lake Court, Ste 200, Raleigh, North Carolina 27615, USA	(ix)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(1)	These represent the voting right and equity interest of the Company as of December 31, 2022 and 2021 in each entity, respectively.

(i)	In March 2021, Vingroup JSC and Vietnam Investment Group JSC acquired VinFast Auto from a third party. The Company was dormant and did not conduct any substantive operations on its own.

In December 2021, pursuant to a series of restructuring agreements as described in the Reorganization, the Company completed the acquisition of VinFast Vietnam.

(ii)

In accordance with Resolution No. 21/2020/NQ-HDTV-VINFAST dated December 28, 2020 and the Merger Contract dated December 28, 2020 between VinFast Vietnam and P&S LLC, an entity under common control of Vingroup JSC, VinFast Vietnam increased its charter capital by VND1,092 billion in exchange for charter capital of P&S LLC at conversion rate 1:1. The merger of P&S LLC into VinFast Vietnam is assessed as the acquisition of assets under common control. The consideration paid is the carrying value of equity instruments issued by VinFast Vietnam. Consequently, the difference of VND7,754 billion between the carrying amount of net assets of P&S LLC and the par value of equity instruments issued by VinFast Vietnam was recognized in Capital reserve of the consolidated statement of shareholders’ equity.

In March 2021, VinFast Vietnam completed the demerger transaction in which, VinFast Vietnam was demerged into three entities, namely VinFast Vietnam, Ngoc Viet Business Development Investment JSC and P&S Investment JSC. The share capital of Ngoc Viet Business Development Investment JSC and P&S Investment JSC was VND811.94 billion and VND279.79 billion, respectively. As part of the demerger, the other two entities inherited the shares in Vinhomes JSC (a subsidiary of Vingroup JSC) and Vingroup JSC respectively. As a result of the demerger, share capital of VinFast Vietnam decreased by VND1,092 billion.

In March and November 2021, VinFast Vietnam increased its contributed charter capital to VND42,497 billion and VND50,497 billion, respectively.

In June 2021, VinFast Vietnam completed the acquisition of 50% of contributed capital of VinFast – An Phat Plastic Auto Part Company Limited (“VinFast – An Phat”) from a corporate counterparty at a total consideration of VND88 billion. Before the acquisition date, VinFast – An Phat was previously accounted for as an investment in joint venture. After this step-up acquisition, VinFast Vietnam’s equity interest in VinFast – An Phat is 100% and VinFast – An Phat became a subsidiary of the Group. Gain and goodwill arising from this transaction were VND29.6 billion and VND42.3 billion, respectively. The principal activity of this company was to produce plastic components for automobiles and e-scooters. In July 2021, VinFast – An Phat was merged into VinFast Vietnam.

During the year ended December 31, 2022, VinFast Vietnam increased its contributed charter capital in certain times with details as below:

Date	Contributed charter capital (VND billion)	Contributed charter capital (USD million)
March 15, 2022	56,497	2,393
May 12, 2022	57,380	2,430
June 13, 2022	57,548	2,437
December 29, 2022	129,064	5,466

(iii)

In March 2020, VinFast Leasing JSC was merged into VinFast Trading and VinFast Trading is the surviving entity. As a result, VinFast Trading has been included in the consolidated financial statements from the date of establishment. The principal activities of VinFast Trading are motor vehicles retail and distribution.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(iv)

In July 2018 and November 2019, VinFast Vietnam established VinFast Germany and VinFast Australia with 100% direct voting right. As a result, both VinFast Germany and VinFast Australia have been included in the consolidated financial statements from their establishment dates.

The principal activities of VinFast Germany are trading, importing and exporting equipment, components and spare parts for automobiles, e-scooters and related goods. VinFast Australia is currently dormant, but its principal activities were automobile designing, collaborating in technological research, importing and distributing goods.

(v)

In January 2019 and March 2019, VinTech Technology Development JSC, another subsidiary of Vingroup JSC, established Vingroup USA (previously known as VinTech USA, LLC) and Vingroup Investment (previously known as VinTech Ventures Development LLC) with 100% equity interest.

In July 2020, Vingroup JSC fully acquired Vingroup Investment from VinTech Technology Development JSC with total consideration of VND500 billion. In September 2020, Vingroup Investment fully acquired Vingroup USA from VinTech Technology Development JSC with total consideration of VND97 billion. On the basis that these entities have been under common control, Vingroup Investment and Vingroup USA have been consolidated as subsidiaries of the Group from the date Vingroup JSC obtained control over these entities.

In January 2021, Vingroup JSC contributed capital amounting to VND675 billion to Vingroup Investment.

In March 2021, VinFast Trading acquired 0.33% shares of Vingroup Investment from a subsidiary of Vingroup JSC, therefore, the Group owned 99.57% equity interest of Vingroup Investment and its subsidiaries.

In December 2022, VinFast Trading disposed all shares in Vingroup Investment to a subsidiary of Vingroup JSC, resulting in the decrease in voting right of the Company in Vingroup Investment by 0.33%.

The current principal activities of Vingroup Investment are consultancy and investment activities. The current principal activities of Vingroup USA are importing and distributing electronic and telecommunication equipment.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(d)	The Consolidated Financial Statements (continued)

(vi)

In March 2020, Vingroup USA established VinFast USA Distribution and VinFast Auto, LLC (previously known as VinFast Dealer San Francisco #1) with 100% equity interest. As a result, both VinFast USA Distribution and VinFast Auto, LLC have been included in the consolidated financial statements from the date Vingroup USA obtained control over these entities.

In March 2021, VinFast Vietnam completed the acquisition of 99.34% shares of Vingroup Investment from Vingroup JSC, thereby, Vingroup Investment, Vingroup USA (subsidiary of Vingroup Investment), VinFast USA Distribution and VinFast Auto, LLC (subsidiaries of Vingroup USA) became subsidiaries of VinFast Vietnam.

The principal activity of these companies is distribution of automotive vehicles.

(vii)	In March 2021, Vingroup Investment received the investment registration certificates certifying Vingroup Investment as the investor of VinFast Auto Canada, VinFast France and VinFast Netherlands.

(viii)

In April 2021, Vingroup Investment completed the acquisition of 100% of contributed capital of Vingroup Ru from Vintech Technology Development JSC (a subsidiary of Vingroup JSC), with total consideration of VND47.6 billion. At the acquisition date, Vingroup Ru owned 99.9% of contributed capital in Vinpearl Travel Ru, thus, VinFast Vietnam indirectly obtained control over Vinpearl Travel Ru. In November 2021, Vingroup Ru completed the disposal of 99.9% of contributed capital in Vinpearl Travel Ru to an external party. In March 2022, the Board of Directors of Vingroup Investment approved the plan to dispose or dissolve Vingroup Ru. In June 2022, the Group completed the disposal of Vingroup Ru to third parties at total consideration of RUB1. Accordingly, Vingroup Ru is no longer a subsidiary of the Company.

(ix)	In May 2022, the Company established VinFast OEM with 100% direct voting right.

In March 2022, Vingroup USA incorporated Project Blue NC, LLC with 100% direct voting right. Subsequently, in May 2022, Project Blue NC, LLC changed its name to VinFast Manufacturing US, LLC and Vingroup USA completed the transfer of all equity interest in VinFast Manufacturing to VinFast OEM.

VinFast OEM and VinFast Manufacturing have been included in the consolidated financial statements from their establishment dates.

The principal activities of VinFast OEM are to research and develop the market. The principal activities of VinFast Manufacturing are to manufacture cars.

(e)	Sales of EVs

From December 2021, the Group commenced its sales of EVs only whilst offering an innovative battery lease model in partnership with VinES Energy Solution Joint Stock Company (“VinES”), an affiliate controlled by the same Ultimate Parent (Note 1(f)).

Commencing November 2022, the Group changed its go-to-market strategy and offered customers the option to purchase electric vehicles with the battery as well as lease batteries under the Battery Subscription Program, in which the Group will act as principal of both sale and subscription plan of batteries.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

(f)	VIE structures

VinES is a company operating in the battery business that includes leasing its battery to VinFast’s EV customers (Note 1(e)). From January 2022 to October 2022, VinFast Vietnam offers a battery lease subsidy to their EV customers throughout the battery lease term by paying a portion of the battery lease charge directly to VinES, pursuant to the Master Sales Promotion Agreement signed between VinFast Vietnam and VinES. The Master Sales Promotion Agreement has an initial term of five years until 2027. The battery lease subsidy that exposes VinFast Vietnam to the risk of loss in VinES constitutes variable interests held by the Group. The Group’s maximum exposure to the risk of loss as a result of the Master Sales Promotion Agreement is varied by the number of EV customers who will lease the batteries from VinES and are entitled to receive a subsidy from VinFast Vietnam, subjected to future negotiations with VinES on the terms and conditions of the subsidy according to the Master Sales Promotion Agreement and other factors in the future. The Group lacks the power through voting or similar rights to direct the activities of this entity that most significantly affect its economic performance, so the Group is not the primary beneficiary of VinES and does not consolidate VinES.

By the end of October 2022, in connection with the change in the Group’s go-to-market strategy, the Group and VinES signed the following agreements:

(i)

a termination agreement of the Master Sale Promotion Agreement. The battery lease subsidy by the Group was no longer paid to VinES from November 2022. As a result, the Group ceased to have a variable interest in VinES.

(ii)

an agreement to acquire all batteries that are owned by VinES and currently leased to EV customers. Therefore, the Group shall inherit all the rights and obligations of the Battery Lease Agreement previously signed between VinES and EV Customers. VinES will no longer be the Principal in Battery Lease Agreement.

(g)	Going concern basis of accounting

The Group has prepared the consolidated financial statements on a going concern basis, which assumes the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND49,849 billion (USD2,111.2 million) for the year ended December 31, 2022. Accumulated losses amounted to VND127,188 billion (USD5,386.6 million) as of December 31, 2022. The Group is also in a net current liability position of VND21,387 billion (USD905.8 million) as of December 31, 2022.

As of December 31, 2022, the Group’s consolidated balance of cash and cash equivalents was VND4,271 billion (USD180.9 million) (as of December 31, 2021: VND3,025 billion). The Group has prepared its business plan covering the next twelve months from the date of issuance of the consolidated financial statements which considers the increase in revenue and operational efficiency optimization to improve operating cash flows, the use of and the consummation of external financing projects. The Group also has financial support from Vingroup JSC, subject to necessary procedures to facilitate such support, which will remain in place until the earliest of the date on which the Group obtains adequate third-party funding for the Group’s capital requirements, or until Vingroup JSC ceases to control the Group but, in all cases, no sooner than the date falling 12 months after the issuance date of the audit report in relation to the consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and presentation and principles of consolidation

Basis of preparation and presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Prior to the Reorganization, substantially all of the operations of the Group were conducted through VinFast Vietnam. VinFast Vietnam was designated as the predecessor as the Company succeeded to the business of VinFast Vietnam as a result of the Reorganization and the Company’s own operations prior to the succession was insignificant relative to the operations assumed.

Certain restructuring transactions were also conducted amongst entities under common control in 2021, thus the acquired assets and liabilities were recognized at their historical amount and consolidated financial statements were retrospectively adjusted. The difference between the consideration and the net book value of acquired net assets has been accounted for as a deemed contribution from or deemed distribution to owners in the consolidated statements of shareholders’ equity.

Principles of consolidation

All significant intercompany transactions and balances and unrealised gains or losses from intercompany transactions within the Group are eliminated upon consolidation.

Operating segments

ASC 280, Segment Reporting, establishes standards to report in consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by ASC 280, the Group has three operating segments which are also reportable segments, namely Automobiles, E-scooters and Spare Parts & Aftermarket services.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates.

c)	Asset acquisitions

Where an asset is acquired, via corporate acquisitions or otherwise, management considers the substance of the assets and activities of the acquired entity in determining whether the acquisition represents the acquisition of a business.

Where such acquisitions are not judged to be an acquisition of a business, they are not treated as business combinations. Rather, the cost to acquire the corporate entity is allocated between the identifiable assets and liabilities of the entity based on their relative fair values at the acquisition date. Accordingly, no goodwill is recognized. Otherwise, the acquisitions are accounted for as business combinations.

d)	Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the fair value of considerations transferred, the fair value of the non-controlling interests (if any) and previously held equity interest (if any) over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

e)	Disposal of subsidiaries to under common control entities

The Group derecognizes the net assets transferred at carrying amount and generally recognizes no gains or losses. A difference between any proceeds received and the carrying amounts of the net assets transferred is recognized in equity in the consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Investment

Investment in equity investees

Investments in equity investees represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statement of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheet. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statement of operations when the decline in value is determined to be other-than-temporary.

Other investments

Other investments consist of investment in other entities. In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at fair value with unrealized gains and losses included in earnings. The Group has elected to measure its equity security investments without readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee. The Company’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statement of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Short-term investments consist of short-term deposits, which are time deposits placed with banks and have original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss for the years presented.

g)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Inventories

Inventories are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realizable value.

Net realizable value (“NRV”) is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

The perpetual method is used to record inventories, which are valued as follows:

Raw materials, goods in transit, tools and merchandises	- cost of purchase on a weighted average basis.

Finished goods and work in process	- cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a weighted average basis.

Reserve for obsolete inventories

Raw materials, work in process, finished goods, and other inventories owned by the Group are reviewed to determine if inventory quantities are in excess of forecasted usage or if they have become obsolete based on appropriate evidence available at the date of the consolidated balance sheet.

i)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures (*)	3 – 49 years
Machinery and equipment	3 – 25 years
Leased-out EV batteries	10 years
Leased-out escooter batteries	3 – 8 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years

(*) Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

Freehold land is not depreciated.

Property, plant and equipment are derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss from disposal (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations when the asset is derecognized. The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. Construction in progress is included within property, plant and equipment and is not amortized until the related asset is ready for its intended use.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Property, plant and equipment (continued)

The useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end.

As presented in Note 1, VinFast Vietnam entered into transfer agreements to transfer ICE assets to VIG JSC. Accordingly, the useful lives of ICE assets have been shortened to early November 2022, with salvage value being the transfer prices specified in the transfer agreements and subsequent amendments.

j)	Assets classified as held for sale

The Group classifies long-lived assets and disposal groups as held for sale if their carrying amounts will be recovered principally through disposal by sale rather than through continuing use. Such long-lived assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the sale, excluding the finance costs and income tax expenses.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated balance sheets.

The Group classified certain long-lived assets as held for sale as of December 31, 2022 and 2021 (Note 22).

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Licenses

The Group made upfront payments to acquire:

•

A license for the purpose of importing Completely Knocked Down (“CKD”) Kits and assemble the Fadil car model with the CKD Parts at the assembly facilities of the Group and marketing, selling the car and service parts through the Group’s distribution. As a result of the ICE phasing-out event, the useful life of this license was shortened to the date of completion of ICE phasing-out.

•

Licenses to use an intellectual property for the purpose of manufacturing the Lux car models, sourcing components from third parties to produce these cars, selling cars in the licensed territory and other rights. As a result of the ICE phasing-out event, the useful life of this license was shortened to the date of ICE phasing-out.

•	Licenses to distribute certain licensed software that are embedded in the electric cars produced by the Group.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Intangible assets (continued)

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years 2 months to 7 years
Software	3 – 8 years
Others	3 – 15 years

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of operations in the expense category that is consistent with the function of the intangible assets.

Software purchased from external suppliers for purpose of internal use which is in progress of development as of balance sheet date is included in intangible assets and not amortized until it is ready for intended use.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of operations.

l)	Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) from January 1, 2019, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test from January 1, 2020.

The Group has identified two reporting units as disclosed in Note 10. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20.

For the year ended December 31, 2022 and 2021, the Group elected to perform a quantitative assessment. The Group estimated the fair value of the reporting units based on an income approach which involved significant management judgment, estimates and assumptions such as the discount rate, sale price, sale volume, production costs and other operating expenditures, terminal growth rate. The fair value of the reporting units exceeded their carrying value and therefore, goodwill was not impaired.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)	Impairment of long-lived assets

The Group evaluates its long-lived assets, including fixed assets, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

n)	Borrowing costs

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets had not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

o)	Warranty provisions

The Group provides a standard manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims or peer benchmarking with other automakers. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast cars in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2022 and 2021, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

p)	Leases

The Group early adopted ASC 842, Leases, as of January 1, 2019 using the modified retrospective application.

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

The Group as a lessee

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

Finance lease assets are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheet. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

The Group has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; the Group recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

The Group as a lessor

At the commencement date, the lease payments consist of the fixed payments less any lease incentives paid or payable to the lessee relating to the use of the underlying asset during the lease term. Lease payments do not include variable lease payments that do not depend on an index or a rate.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p)	Leases (continued)

Leases are classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present values of the sum of lease payments and the guaranteed residual asset. The Group recognises all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the battery to the Group. The Group considers a number of factors, including the technical useful lives of the vehicles and batteries, useful lives of the vehicles, the customer’s termination right, amongst others, in determining the lease term.

At inception or on modification of a contract, the Group allocates the consideration in the contract to the separate lease components and the non-lease components based on their relative standalone selling prices (Note 2q).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals and distributors who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Proceeds from customers are recognized in revenue at the point in time when control of the vehicles is transferred to the customers, usually upon the delivery of the vehicles. From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2(o)).

Contracts with customers may include lease and non-lease components, comprising multiple performance obligations. The total contract consideration is allocated to the separate lease components and non-lease components, which represents distinct performance obligations, based on the relative estimated standalone selling price in accordance with ASC 606 Revenue recognition (Note 2(p)). The Group generally determines standalone selling prices based on observable price of the goods and services – i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer i.e., cost plus expected margin. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition. As for the extended warranty, the Group will recognize the deferred revenue over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to distributors and customer sales incentives that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Revenue recognition (continued)

Exchange of used automobiles

The Group receives used automobiles from certain customers in exchange for the new automobiles. The fair value of such non-cash consideration received from the customers is used as part of consideration and will be offset with the transaction price of new automobiles and measured when the Group obtains control of the used automobiles.

The Group estimates the fair value of the non-cash consideration by reference to its market price. If the fair value cannot be reasonably estimated, the non-cash consideration is measured indirectly by reference to the stand alone selling price of the used automobiles sold by the Group.

The program has ceased with effect from December 2022.

Sale of merchandise (automobiles, smartphones)

Proceeds from sales of trading automobiles and smartphones are recognized in revenue upon transfer of control of the merchandise to the customer and the related merchandise carrying value in inventory is recognized in cost of sales.

Under contracts for sale of smartphones, the customer has the right to return defect products for cash refund. The Group uses the most likely amount method to estimate the variable consideration arising from rights of return. As of the reporting date, management assesses that the right of return is unlikely to be exercised by the customers and thus no corresponding adjustments for right of return is recognised in the consolidated financial statements.

Sales of spare parts and components

Proceeds from sales of spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the spare parts and components.

Rendering of services

Revenue from rendering of services is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Contract balances under ASC 606

Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r)	Cost of sales

Vehicles

Cost of vehicles sold includes direct parts, materials, processing fees, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, penalties imposed by suppliers in case of the shortfall purchases and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Other goods (merchandises, spare parts and components)

Cost of other goods sold generally includes cost of purchase of merchandise, spare-parts and other goods, including transportation costs.

Services

Cost of services and other revenue mainly includes labour cost and cost of depreciation of associated assets used for providing the services.

s)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses are primarily comprised of charges for R&D and consulting work performed by third parties; salaries, bonuses and benefits for those employees engaged in research, design and development activities; license expenses related to intellectual property of designing and developing cars; and allocated costs, including depreciation and amortization and other costs.

t)	Selling and distribution costs

Selling and distribution costs consist primarily of marketing and advertising expenses, salaries and other expenses related to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of the Company’s image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under Selling and distribution costs. For the year ended December 31, 2021 and 2022, advertising cost totalled VND614,805 million and VND1,839,069 million (USD77,887,047).

u)	Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u)	Taxes (continued)

Current income tax (continued)

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounts for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statement of operations as income tax expense.

The Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective tax jurisdictions. No significant provisions have been made in the consolidated financial statements for the year then ended December 31, 2022 and 2021 (Note 18).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v)	Foreign currencies

The consolidated financial statements are presented in VND. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

The assets and liabilities of foreign operations are translated into VND at the rate of exchange prevailing at the reporting date and their consolidated statement of operations are translated at monthly average functional exchange rates. The exchange differences arising on translation for consolidation are recognized in Other components of equity in the consolidated statement of shareholders’ equity.

Convenience Translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations, consolidated statement of other loss and consolidated statement of cash flows from VND into USD as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND23,612, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of December 31, 2022. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

w)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2-Includes other inputs that are directly or indirectly observable in the marketplace.

•	Level 3-Unobservable inputs which are supported by little or no market activity.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w)	Fair value measurement (continued)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative asset, other investments, long-term derivative asset, amounts due from related parties, certain other non-current assets, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

For fair value measurements categorized within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyse changes in fair value measurements from period to period. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting.

x)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

y)	Current expected credit loss

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has early adopted this ASC Topic 326 and several associated ASUs.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y)	Current expected credit loss (continued)

The Group’s cash and cash equivalents, accounts receivable, certain other receivables, and other current assets are in scope of ASC Topic 326. The Group’s loan receivables from related parties (entities under common control) are excluded from the scope of ASC Topic 326.

The Group has identified the relevant risk characteristics of its customers and the related cash and cash equivalents, accounts receivable, certain other receivables, amounts due from other related parties, other current assets and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables and amounts due from related parties with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each reporting date based on the Group’s specific facts and circumstances. As of December 31, 2022 and 2021, the allowance for credit losses of the financial assets was insignificant.

Write-off and recoveries of financial assets

When the Group deems all or a portion of a financial asset to be uncollectible, it will reduce the allowance for current expected credit losses by the same amount as the portion that is being written off.

An instrument is considered to be recoverable when it no longer meets any of the default criteria. The decision whether to incorporate an estimate of expected recoveries depends on supportable factors such as consideration (e.g. cash) in satisfaction of some or all of the amounts it previously wrote off and historical recoveries in the historical data.

z)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa)	Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with accounting standards update, which delays the adoption of these accounting standards until they would apply to private companies.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update address diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The amendments in this Update require that an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers.

The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The amendments are currently not expected to have a material impact on the Group’s consolidated financial statements.

ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848)

In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The ASU is effective as of December 21, 2022 through December 31, 2024. We continue to evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. We adopted ASU 2022-06 during 2022.

The ASU has not and is currently not expected to have a material impact on the Group’s consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa)	Recent accounting pronouncements (continued)

ASU No. 2021-10, Government Assistance (Topic 832)

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022.

Adoption of this ASU did not have a material impact on the Group’s consolidated financial statements.

ASU 2020-10, Codification Improvements

In October 2020, FASB issued ASU 2020-10, Codification Improvements. The amendments in this Update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities.

The amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early application of the amendments in this Update is permitted for public business entities for any annual or interim period for which financial statements have not been issued. For all other entities, early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date.

The amendments did not have a material impact on the Group’s consolidated financial statements.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

3.	CONCENTRATION OF RISKS

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The management focuses on two types of market risk, i.e., interest rate risk and currency risk. Financial instruments affected by market risks include loans and borrowings, corporate bonds, financial assets and financial liabilities at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates. To manage this, the Group enters into interest rate swaps for loan contracts, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign currency rates relate primarily to the Group’s operating activities (when revenues or expenses are denominated in a different currency from the Group’s functional currency) and the Group’s borrowings in foreign currency. To manage this, the Group enters into foreign exchange rate swap and forward foreign exchange for loan contracts.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and corporate bonds. The Group has managed this liquidity risk by arranging for long-term credit facilities with the banks, or issuing long-term corporate bonds, to ensure that the loans and bonds will be repaid after the Group has completed and put into commercial operations its projects. The Group determines the liquidity risk based on terms of contracts. For accruals and other liabilities, the Group uses its judgement to determine the appropriate level of liquidity risk exposed to these liabilities.

Supply risk

The Group is dependent on its suppliers. The inability of these suppliers to deliver necessary components of products in a timely manner at prices, quality levels and volumes acceptable to the Group, or its inability to efficiently manage these components from these suppliers, could have a material adverse effect on its business, prospects, financial condition and operating results.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

4.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Cash on hand	99	382	16,185
Cash at banks	2,574,817	4,271,060	180,885,130
Cash equivalents	450,000	—	—

TOTAL	3,024,916	4,271,442	180,901,315

Cash at banks earns interest at floating rates. Cash equivalents as of December 31, 2021 represents bank deposit in VND with the term of 7-10 days, earning interest at the rate of 0.2% per annum.

5.	TRADE RECEIVABLES

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Receivables from sale of finished goods and merchandises (i)	325,326	538,697	22,814,559
Receivables from disposal of assets and raw materials	90,664	76,341	3,233,141
Others	12,602	37,884	1,604,422

TOTAL	428,592	652,922	27,652,122

(i)

This represents contract assets which included trade receivables from sale of automobiles, e-scooters, and spare-parts, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due). The opening balance also included trade receivables from sale of smartphones.

6.	ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, and component parts for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

7.	INVENTORIES, NET

The classification of inventory balance as of December 31, 2022 and 2021 is as follows:

	At lower of cost and net realizable value
	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Raw materials	3,680,579	12,096,176	512,289,341
Finished goods, including service parts	1,347,383	3,733,281	158,109,478
Good in transit	698,765	2,479,342	105,003,473
Work in process	730,311	2,976,984	126,079,282
Merchandises	71,570	124,375	5,267,462
Tools and spare parts	155,077	197,119	8,348,255

TOTAL	6,683,685	21,607,277	915,097,291

As of December 31, 2022, inventories with the carrying value of VND500 billion (USD21.2 million) (2021: VND500 billion) are used as collateral for borrowings of the Group as presented in Note 11.1.

Finished goods include vehicles, e-scooters and service parts.

Battery leases accounted for as operating leases (Note 2(p)) are transferred to Property, Plant and Equipment once the lease commences (concurrently with the sales of vehicles).

Out of the total amount recognized for inventories at December 31, 2022, inventories measured at cost amounted to VND27,854,205 million (USD1,179,663,084) (2021: VND9,208,796 million). Inventory write-downs recognized in cost of sales for the year ended 2022 were VND5,143,894 million (USD217,850,853) (2021: VND2,385,334 million).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

8.	SHORT-TERM PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Financial assets:
Cash collateral to support Standby letter of credit issuances and other financial assets (i)	348,644	808,518	34,241,826

Subtotal	348,644	808,518	34,241,826

Non-financial assets:
Valued added tax deductible	3,421,578	4,697,711	198,954,388
Import tax to be refunded	689,828	604,755	25,612,175
Other receivables	171,226	12,697	537,716
Other prepaid expenses	195,603	333,488	14,123,679

Subtotal	4,478,235	5,648,651	239,227,958

TOTAL	4,826,879	6,457,169	273,469,784

(i)	This mainly comprises:

•

The secured deposits held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty. The bonds were issued to cover any cost and expense incurred by Vingroup USA, LLC when running test of automatic prototype cars; and

•	Deposits for lease contracts which will be returned at the end of lease period.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

9.	PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Freehold land	—	1,854,095	78,523,420
Buildings and structures	14,435,845	18,212,817	771,337,328
Machinery and equipment	44,206,289	42,641,762	1,805,936,049
Leased-out batteries	147,164	2,383,095	100,927,283
Vehicles	743,459	1,135,902	48,106,980
Office equipment	973,660	861,099	36,468,702
Others	113,195	92,280	3,908,183

Subtotal	60,619,612	67,181,050	2,845,207,945

Less: Accumulated depreciation	(8,831,267)	(8,938,736)	(378,567,517)
Less: Impairment charges	—	(1,053,647)	(44,623,369)

Total property, plant and equipment, net	51,788,345	57,188,667	2,422,017,059

The Group recorded depreciation expenses of VND3,924,658 million (USD166,214,553) and VND3,981,389 million for the years ended December 31, 2022 and 2021, respectively.

As a result of the ICE phasing out event, the ICE assets have been derecognized as of December 31, 2022.

In 2022, the Group identified specific impairment indicators associated with individual assets of leased-out batteries due to competitive lease subscription fee for pioneer customers. The Group impaired these identified assets based on contractual lease payments agreed with customers. Impairment charges of VND1,053,647 million (USD44,623,369) relating to leased-out batteries under the Automotive and E-scooter segments were recognized during the year.

As of December 31, 2022, a portion of property, plant and equipment with carrying amount of VND165 billion (USD7 million) was mortgaged with banks to secure the Group’s loans and debts (Note 11.2).

As of December 31, 2022 and 2021, certain items of property, plant and equipment were classified as non-current assets held for sale due to the plan to dispose of these assets (Note 22).

During the year, the amount of interest cost that has been capitalized is VND357 billion (USD15.1 million) (2021: VND323 billion).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

10.	INTANGIBLE ASSETS, NET AND GOODWILL

	As of December 31, 2021			As of December 31, 2022
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value	Net carrying value
	VND million	VND million	VND million	VND million	VND million	VND million	USD

Finite-lived intangible assets:
License (i) (ii)	3,690,720	(1,572,093)	2,118,627	3,903,095	(3,698,305)	204,790	8,673,132
Software (iii)	1,266,009	(393,593)	872,416	1,442,065	(608,416)	833,649	35,306,158
Purchased software under development phase	159,604	—	159,604	410,506	—	410,506	17,385,482
Others	17,176	(4,235)	12,941	17,176	(5,050)	12,126	513,561

Total	5,133,509	(1,969,921)	3,163,588	5,772,842	(4,311,771)	1,461,071	61,878,333

(i)	As a result of the ICE phasing-out event, the useful lives of those licenses related to ICE have been shortened to end in early November 2022.

(ii)	Weighted-average remaining useful life of 81 months as of December 31, 2022 (2021: 7 months).

(iii)	Weighted-average remaining useful life of 43 months as of December 31, 2022 (2021: 48 months).

The Group recorded amortization expenses of VND2,341,850 million (USD99,180,510) and VND897,562 million for the years ended December 31, 2022 and 2021, respectively.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

10.	INTANGIBLE ASSETS AND GOODWILL (continued)

The following table identifies the estimated amortization expense of the Group’s intangible assets as of December 31, 2022 for each of the next five years (in VND million):

2023	296,414
2024	328,662
2025	282,205
2026	173,997
2027 and thereafter	379,793

Impairment testing of goodwill of the Group

Allocation of goodwill

Goodwill has been allocated to the Group’s reporting units that are expected to benefit from the synergies of the combination. The reporting units are identified according to main product lines as follows:

Reporting unit	Goodwill allocated
	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Automotive	262,252	262,252	11,106,722
E-scooter	9,951	9,951	421,438

Total	272,203	272,203	11,528,160

There were no accumulated impairment losses as of December 31, 2022 and 2021.

The reporting unit of Automotive is one level below the Automobiles operating segment, whereas the E-scooter reporting unit and E-scooter operating segment are at the same level. The Group does not aggregate any reporting units for the purpose of testing goodwill for impairment.

Testing impairment for Automotive reporting unit

The Group is required to test its goodwill for impairment annually and more frequently if indicators of impairment exist. As of December 31, 2022, the Group elected to bypass the qualitative assessment and proceeded directly to perform the quantitative goodwill impairment test for the Automotive reporting unit.

For the purpose of fair value measurement, the current use of the assets is considered as the highest and best use. Accordingly, fair value is calculated using cash flow projections from financial budgets approved by management covering the period from the reporting dates to the end of next five financial years; and extrapolated using a steady growth rate (terminal growth rate) of 3% (in 2021: 3%). The after-tax discount rate applied to cash flow projections is 15% (2021: 16%). As a result of this analysis, the estimated fair value of the automotive reporting unit is substantially in excess of their carrying values. Therefore, management did not record any impairment for goodwill allocated to this reporting unit.

Management has made key assumptions and estimates about the future cash flows. The Group’s business is subject to certain risks and uncertainties that may lead to failure to implement the Group’s business plans; including managing changes in market conditions outside of our control and realization of selling price and volume in the future. As a result, a significant reduction in projected cash flow would result in an impairment of goodwill.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31,
		2021	2022	2022
	Note	VND million	VND million	USD
Short-term
Loans from banks	11.1	974,542	6,268,276	265,469,931
Current portion of long-term loans	11.2	4,963,207	8,311,277	351,993,760
Current portion of domestic bonds	11.3	9,888,902	—	—

TOTAL		15,826,651	14,579,553	617,463,691

Long-term
Loans from banks	11.2	26,412,665	27,652,234	1,171,109,358
Domestic bonds	11.3	4,930,484	13,972,726	591,763,747

TOTAL		31,343,149	41,624,960	1,762,873,105

As of December 31, 2022, the remaining balance of undrawn lines of credit for short-term financing was VND2,406.7 billion (USD101.9 million). Interest rate and maturity date would be determined at disbursement date of the loans.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.1	Short-term loans from banks

Details of the short-term loans from banks of the Group as of December 31, 2022 were as follows:

Bank	As of December 31, 2022		Maturity	Collateral
	VND million	USD (Convenience translation)
Vietnam Prosperity Joint Stock Commercial Bank	1,916,352	81,160,088	From January 2023 to June 2023	Sharing collateral with a group of companies guaranteed the ultimate parent company

Vietnam Technological and Commercial Joint Stock Bank	1,545,277	65,444,562	From January to August 2023	Payment Guarantee from the ultimate parent company

Saigon – Hanoi Commercial Joint Stock Bank	798,055	33,798,704	From November 2023 to December 2023	Sharing collateral with a group of companies guaranteed by certain shares of the ultimate parent company

Joint stock Commercial Bank for Investment and Development of Viet Nam – Ha Thanh Branch	818,953	34,683,762	From January 2023 to July 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

Joint stock Commercial Bank for Investment and Development of Viet Nam – Quang Trung Branch	873,244	36,983,059	From January 2023 to July 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

Joint Stock Commercial Bank for Foreign Trade of Vietnam	169,381	7,173,513	January 2023	Certain inventories of the Group

Ho Chi Minh City Development Joint Stock Commercial Bank	147,014	6,226,243	March 2023	Certain shares of an affiliate of the Group held by the ultimate parent company

TOTAL	6,268,276	265,469,931

Details of interest rate during the year of short-term borrowings as of December 31, 2022 are as follows:

Loans and borrowings	Currency	Interest rate applicable in 2022
Short-term Loans	VND	From 4.8% to 13.9%
UPAS Letter of Credit	EUR	3.1%

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.2	Long-term loans from banks

Details of long-term borrowings as of December 31, 2022 were as follows:

Lenders	As of December 31, 2022		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	647,465,653	15,287,959	From March 2023 to September 2030	(i	)
In which: current portion	89,758,809	2,119,385
Foreign syndicated loan No.2	235,604,735	5,563,099	From May 2023 to November 2024	(i	)
In which: current portion	54,084,576	1,277,045
Foreign syndicated loan No.3	199,647,298	4,714,072	April 2023	(i	)
In which: current portion	199,647,298	4,714,072
Foreign syndicated loan No.4	97,010,249	2,290,606	From December 2023 to December 2026	(i	)
In which: current portion	7,486,659	176,775
Foreign syndicated loan No.5	123,354,396	2,912,644	From November 2024 to November 2029	(i	)
Foreign syndicated loan No.6	217,570,846	5,137,283	From November 2025 to November 2026	(i	)
Domestic loan	2,449,941	57,848	From March 2023 to December 2024	(i	)
In which: current portion	1,016,418	24,000

TOTAL	1,523,103,118	35,963,511

In which:
Non-current portion	1,171,109,358	27,652,234
Current portion	351,993,760	8,311,277

Details of long-term borrowings as of December 31, 2021 were as follows:

Lenders	As of December 31, 2021		Maturity date	Collateral
	USD (Convenience translation)	VND million
Foreign syndicated loan No.1	693,541,420	16,375,900	From March 2022 to September 2030	(i	)
In which: current portion	87,048,069	2,055,379
Foreign syndicated loan No.2	270,048,916	6,376,395	From May 2022 to November 2024	(i	)
In which: current portion	44,885,143	1,059,828
Foreign syndicated loan No.3	269,022,446	6,352,158	From April 2022 to April 2023	(i	)
In which: current portion	77,418,262	1,828,000
Foreign syndicated loan No.4	92,900,686	2,193,571	From December 2023 to December 2026	(i	)
Domestic loan	3,296,968	77,848	From March 2022 to December 2024	(i	)
In which: current portion	847,027	20,000

TOTAL	1,328,810,436	31,375,872

In which:
Non-current portion	1,118,611,935	26,412,665
Current portion	210,198,501	4,963,207

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.2	Long-term loans from banks (continued)

(i)	As of December 31, 2022 and 2021, these long-term loans were secured by:

•

Property, plant and equipment (Note 9), the Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;

•	Certain shares of an affiliate held by another affiliate in the Group, certain shares of another subsidiary held by the ultimate parent company;

•	Payment Guarantee from the ultimate parent company and a commercial bank.

As of December 31, 2022, the Group’s collateral cover ratio was less than the required ratio specified in certain borrowing agreements with outstanding balance amounting to VND2,290,606 million (USD97,010,249).

The Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. By the date of the consolidated financial statements, the Group has completed administrative procedures with the relevant regulatory body to register the additional collaterals. Accordingly, VND2,113,831 million (USD89,523,590) under this borrowing agreement continued to be classified as non-current liabilities as of December 31, 2022.

A borrowing agreement with outstanding balance of VND4,714,072 million (USD199,647,298), which matures in April 2023 thus classified as a current liability, is subject to collateral cover ratio covenant test falling due by the end of April 2023. The Group is in the process of calculating the collateral cover ratio and anticipates that it might be less than the required ratio specified in the borrowing agreement. However, there will be no adverse impact on the Group’s financial position as the Group has the ability and intent to settle this obligation at its maturity date.

Details of interest rate during the year of borrowings as of December 31, 2022 as follows:

Loans and borrowings	Currency	Interest rate applicable in 2022
Secured loans	VND	Floating interest rate, determined by the bank every six months, 10% per annum for the whole year
Secured loans without swap contract	USD	Floating interest rate, from 0.91% to 8.07% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 19A)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

11.	INTEREST-BEARING LOANS AND BORROWINGS (continued)

11.3	Domestic bonds

The balance as of 31 December 2022 includes bonds arranged by a third counterparty:

•

The bonds being due in December 2024 with a total issuance value of VND11,500 billion. The remaining principal balance of the bonds is VND11,386 billion (USD482.2 million) (net of issuance costs) as of December 31, 2022. These bonds are secured by shares of an affiliate in the Group held by the ultimate parent company, and bear interest at the rate ranging from 9% to 9.25% for the first year. In the following years, the interest rate is determined by the 3.8% to 3.9% marginal interest rates and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank. The Company and its subsidiaries have received a guarantee (irrevocable and unconditional) for all payment obligations related to this bond from the ultimate parent company.

•

The bonds being due in May 2025 with a total issuance amount of VND2,000 billion. The remaining principal balance of the bonds is VND1,976 billion (USD83.7 million) (net of issuance costs) as at December 31, 2022. The bonds are secured by shares of an affiliate held by the ultimate parent company, are guaranteed (irrevocable and unconditional) by the ultimate parent company for entire repayment obligations relating to the bonds and bear interest at the rate of 9.26% for the first year. In the following years, the interest rate is determined by 3.9% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank;

•

The bonds being due in September 2025 with a total expected issuance amount of VND1,200 billion, of which the Group received a disbursement of VND620 billion (USD 26.3 million). The remaining principal balance of the bonds as of December 31, 2022 is VND611 billion (USD25.9 million) (net of issuance costs). The bonds are secured by shares of the ultimate parent company held by VIG, and guaranteed by the ultimate parent company. The bonds bear interest at the rate of 10.42% for the first year. In the following years, the interest rate is determined by 5% marginal interest rate and 12-month saving interest rate for individuals (paid-in-arrears) of Joint Stock Commercial Bank for Foreign Trade of Vietnam, Bank for Investment and Development of Vietnam, Vietnam Joint Stock Commercial Bank for Industry and Trade and Vietnam Technological and Commercial Joint Stock Bank.

12.	DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

This represents deposits and down payment received in advance from customers for sales of automobiles, escooters and service parts, which included VND600 billion (USD25.4 million) of refundable deposit liabilities and VND973 billion (USD41.2 million) non-refundable down-payment of contract liabilities. Revenue recognized in 2022 from these contract liabilities at the beginning of the year amounted to approximately VND1,009 billion (USD42.7 million) (in 2021: VND1,069 billion).

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

13.	DEFERRED REVENUE

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services consisted of the following:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Beginning balance of the period	9,087	43,283	1,833,093
Additions	122,035	615,265	26,057,316
Revenue recognized	(87,839)	(51,705)	(2,189,803)

Ending balance of the period	43,283	606,843	25,700,606

Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2021, revenue recognized during the year ended December 31, 2022 was VND21 billion (USD0.9 million). Of the total deferred revenue as of December 31, 2022, the Group expects to recognize VND107 billion (USD4.6 million) of revenue in the next 12 months. The remaining balance will be recognized over the performance period.

14.	SHORT-TERM ACCRUALS

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Financial liabilities:
Accruals for purchase of raw material, machines and equipment, information technology system and development costs	2,871,354	7,885,194	333,948,598
Accrued construction costs of factories and infrastructures	548,739	1,561,480	66,130,781
Accrued selling expenses	148,142	827,978	35,065,983
Accrued loan and bonds interests	273,875	500,259	21,186,642
Others	276,958	281,755	11,932,701

TOTAL	4,119,068	11,056,666	468,264,705

15.	OTHER LIABILITIES

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Current non-financial liabilities:
Provision for contract penalty, compensations and purchase commitment	4,115,956	1,321,147	55,952,355
Tax payable	626,370	1,756,860	74,405,387
Assurance-type warranties	164,180	254,792	10,790,784
Payables to employees	313,099	631,064	26,726,410
Others	94,358	214,115	9,068,039

TOTAL	5,313,963	4,177,978	176,942,975

Non-current non-financial liabilities:
Assurance-type warranties	171,290	606,429	25,683,097

TOTAL	171,290	606,429	25,683,097

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

15.	OTHER LIABILITIES (continued)

Details of movement of certain provisions during the year are as below:

	Currency: VND million
	Provision for contract penalty and compensation for the ICE phasing-out	Provision related to purchase commitment	Provision related to cessation of certain Escooter models	Provision for cancellation of lease contract	Assurance-type warranties (i)	TOTAL
At January 1, 2021:	—	1,444,833	—	—	428,046	1,872,879
Provision made during the year	4,340,322	65,981	—	—	178,377	4,584,680
Change in accounting estimate for pre-existing warranties	—	—	—	—	(211,399)	(211,399)
Reversal of provision	—	(245,101)	—	—	—	(245,101)
Offsetting against advances	(402,777)	—	—	—	—	(402,777)
Utilized	—	(1,087,302)	—	—	(59,554)	(1,146,856)

At December 31, 2021	3,937,545	178,411	—	—	335,470	4,451,426

At January 1, 2022:
Provision made during the year	—	—	142,264	130,515	740,710	1,013,489
Change in accounting estimate for pre-existing provisions	(157,349)	(7,728)	—	—	(25,024)	(190,101)
Utilized	(2,727,358)	(170,683)	(4,470)	—	(189,935)	(3,092,446)

At December 31, 2022	1,052,838	—	137,794	130,515	861,221	2,182,368

USD	44,589,107	—	5,835,761	5,527,486	36,473,869	92,426,223

(i) The estimated impact of extension warranty period for cars sold before December 31, 2021 as disclosed in the consolidated statements of shareholders’ equity is VND357 billion (USD15 million) and was recorded in selling and distribution costs for the year ended December 31, 2022.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

15.	OTHER LIABILITIES (continued)

Provision for compensation due to ICE phase out event

The Group estimated and made provision amounting to VND4,340,322 million in the year ended December 31, 2021 for compensation expenses deriving from early termination of contracts with suppliers as a result of the Group’s ICE phasing-out plan (Note 1). As of December 31, 2022, VinFast Vietnam is in the process of negotiating with certain suppliers to finalize the compensation expenses (Note 24).

Provision related to purchase commitment

A provision is recognized for expected claims on purchase commitment from suppliers in relation to the purchase of parts, based on respective agreements and negotiation between the counterparties. The pricing is based on estimated purchased volumes. In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from VinFast Vietnam. Amounts charged by those parties would be negotiated separately for each period.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES

Group as a lessee

The Group determines whether an arrangement is a lease at inception. The Group has entered into various non-cancellable operating and finance lease agreements for lands, showrooms, offices and tooling used in its operations. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of or less than 12 months).

As most of the leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The balances for the operating leases and finance lease where the Group is the lessee are presented as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Operating lease
Right-of-use assets – Operating lease	2,235,169	4,558,983	193,079,080
Total operating lease liabilities	1,673,647	4,025,234	170,474,083
In which:
Current portion of operating lease liabilities	375,293	768,883	32,563,236
Non-current operating lease liabilities	1,298,354	3,256,351	137,910,847
In which:
Lease liabilities from related parties (*)	663,812	689,846	29,215,909
Lease liabilities from third parties	1,009,835	3,335,388	141,258,174

Finance lease
Right-of-use assets – Finance lease	96,582	—	—

(*) Detail of balance of lease liabilities from related parties are as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Vinhomes JSC	49,965	41,517	1,758,301
Vincom Retail JSC	234,462	237,939	10,077,039
Vincom Retail Operation LLC	379,385	410,390	17,380,569

TOTAL	663,812	689,846	29,215,909

The components of lease expense are as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Operating lease expense	336,644	757,710	32,090,055
Finance lease expense	12,421	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessee (continued)

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
Weighted-average remaining lease term: (months)	2021	2022
Operating lease – Land lease	555	545
Operating lease – Showrooms and offices	51	53
Finance lease – Tooling	89	—

Weighted-average discount rate:
Operating leases	8.88%	9.2%

Supplemental cash flow information related to operating leases where the Group is the lessee was as follows:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	289,642	638,235	27,030,112

As of December 31, 2022 and 2021, the maturities of operating lease liabilities (excluding short-term leases) were as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Less than 1 year	395,413	811,630	34,373,624
From 1 to 2 years	388,990	905,685	38,356,980
From 2 to 3 years	387,991	904,013	38,286,168
From 3 to 4 years	366,273	822,308	34,825,851
From 4 to 5 years	275,803	647,396	27,418,092
Thereafter	740,294	2,086,969	88,385,948

TOTAL	2,554,764	6,178,001	261,646,663

Less: Imputed interest	881,117	2,152,767	91,172,580
Present value of lease obligations	1,673,647	4,025,234	170,474,083
Less: Current portion	375,293	768,883	32,563,236

Non-current portion of lease obligations	1,298,354	3,256,351	137,910,847

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessor

Operating Lease and Sales-type Lease Receivables

As of December 31, 2021, the Group, as a lessor, leased a part of factory under a finance lease agreement that lasts for 48 years. Subsequently, as disclosed in Note 21, the Group transferred the factory, which belongs to non-leased back component, to Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”) in February 2022 under the Business Cooperation Contract (“BCC”) agreement, as of result of this transfer, the Group derecognized the sales-type lease receivables from the consolidated financial statements.

The Group is also the lessor of batteries of EV and E-scooter (Note 2(p)).

As of December 31, 2022 and 2021, maturities of our operating lease and sales-type lease receivables from customers for each of the next five years and thereafter were as follows:

	Sale-type lease			Operating lease
	As of December 31,			As of December 31,
	2021	2022	2022	2021	2022	2022
	VND million	VND million	USD	VND million	VND million	USD
Less than 1 year	19,746	18,677	790,996	65,283	92,632	3,923,090
From 1 to 2 years	19,746	18,677	790,996	57,747	92,632	3,923,090
From 2 to 3 years	19,746	18,677	790,996	57,747	92,632	3,923,090
From 3 to 4 years	19,746	18,677	790,996	48,893	92,632	3,923,090
From 4 to 5 years	19,746	18,677	790,996	31,040	92,632	3,923,090
Thereafter	796,135	56,031	2,372,989	68,595	367,748	15,574,623

TOTAL	894,865	149,416	6,327,969	329,305	830,908	35,190,073

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

16.	LEASES (continued)

Group as a lessor (continued)

Net investment in sales-type leases

Net investment in sales-type leases, which is the sum of the present value of the future contractual lease payments, is presented on the consolidated balance sheet as a component of prepaid expenses and other current assets for the current portion and as other assets for the non-current portion. Lease receivables relating to sales-type leases are presented on the consolidated balance sheet as follows:

	As of December 31,
	2021 VND million	2022 VND million	2022 USD
Gross lease receivables	944,227	149,417	6,328,011
Received cash	(49,364)	(2,649)	(112,188)
Unearned interest income	(712,390)	(59,258)	(2,509,656)

Net investment in sales-type leases	182,473	87,510	3,706,167

Reported as:
Current net investment in sales-type lease	169	5,448	230,714
Non-current net investment in sales-type lease	182,304	82,062	3,475,453

Net investment in sales-type leases	182,473	87,510	3,706,167

Lease income in operating lease

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Lease income relating to lease payments	11,466	26,387	1,117,505
Lease income relating to variable lease payments not included in the measurement of the lease receivable	7,770	14,065	595,689

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX

The tax report filed by the entities under the Group is subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended December 31, 2022 and 2021 were:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Income taxes
Current income tax expense	58,701	—	—
Deferred income tax expense	150,536	946,738	40,095,603

Income tax expense reported in the consolidated statement of operations	209,237	946,738	40,095,603

The reconciliation of tax computed by applying the Vietnam’s statutory tax rate of 20% to the Group’s income tax expense of the years presented are as follows:

	For the year ended December 31,
	2021 VND million	2022 VND million	2022 USD
Loss before tax expense	(32,009,724)	(48,902,132)	(2,071,071,147)
Income tax benefit computed at the Vietnam statutory tax rate of 20%	(6,401,985)	(9,780,426)	(414,214,229)
Effect of preferential tax rates	3,086,200	4,397,659	186,246,781
Foreign tax rates differential	(128,853)	(232,379)	(9,841,564)
Non-deductible expenses	181,983	684,104	28,972,726
Change in valuation allowance	3,471,892	5,877,780	248,931,889

Estimated income tax expense	209,237	946,738	40,095,603

The Vietnam statutory income tax rate was used because the majority of the Group’s operations are based in Vietnam.

17.1	Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2022.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income. For VinFast Vietnam, the entity was granted an incentive generated from investment project with the tax rate of 10% in the first consecutively 15 years commencing from the first year (2018) in which income from investment project is generated. VinFast Vietnam is entitled to an exemption from CIT for investment project for 4 years commencing from the first year (2021) in which a taxable income from investment project is earned, and a 50% reduction of CIT for the subsequent 9 years. Accordingly, for fiscal year 2022, VinFast Vietnam is entitled to a preferential tax rate of 10% and CIT exemption, leading to the effective tax rate of 0%.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.1	Current corporate income tax (continued)

Others

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.2	Deferred tax

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Deferred tax assets
Unrecognised tax loss carried forward	1,745,182	3,238,531	137,156,149
Differences in useful life of fixed assets	98,666	45,719	1,936,261
Written-off R&D expenses	118,549	877,778	37,175,080
Loss on revaluations of financial instruments to fair value and impact of amortized cost	390,745	—	—
Exceeding-deductible-cap interest expense carried forward	430,351	728,237	30,841,818
Deferred tax assets from lease back transaction	—	2,806,243	118,848,170
Lease liabilities	384,044	904,451	38,304,718
U.S start-up costs	—	704,720	29,845,841
Others	56,817	443,249	18,772,192

Total deferred tax assets	3,224,354	9,748,928	412,880,229
Less valuation allowance	(2,840,310)	(7,570,934)	(320,639,251)

Total deferred tax assets, net amount	384,044	2,177,994	92,240,978

Deferred tax liabilities
Deferred tax liabilities from lease back transaction	—	(2,115,120)	(89,578,181)
Right-of-use assets	(384,044)	(904,451)	(38,304,718)
Battery leased assets	—	(93,110)	(3,943,334)
The tax effect of asset acquisitions that are not business combinations	(1,243)	(7,372)	(312,214)
Gain on revaluations of financial instruments to fair value and impact of amortized cost	—	(5,922)	(250,804)

Total deferred tax liabilities	(385,287)	(3,125,975)	(132,389,251)

Net deferred tax liabilities	(1,243)	(947,981)	(40,148,273)
Reflected in the consolidated balance sheet as follows:
Deferred tax assets	50,219	—	—
Deferred tax liabilities	(51,462)	(947,981)	(40,148,273)

Deferred tax liabilities, net	(1,243)	(947,981)	(40,148,273)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.3	Valuation allowance for deferred tax assets

Full valuation allowances have been provided where, based on all available evidence, management determined that it is more likely than not that deferred tax assets will not be realizable in future tax years. Movement of valuation allowance is as follow:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Balance at beginning of the year	1,721,902	2,840,310	120,290,954
Additions	1,118,408	4,730,624	200,348,297

Balance at end of the year	2,840,310	7,570,934	320,639,251

Tax loss carried forward

The consolidated entities are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred. As of December 31, 2022, the Group had accumulated tax losses of VND58,738 billion (USD2,487.6 million) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable profit cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam that will expire in several years for deduction against future taxable profit

Originating year	Can be utilized up to	Tax loss amount VND million
2018	2023	38,141
2019	2024	3,159,750
2020	2025	10,146,449
2021	2026	16,833,932
2022	2027	26,597,720

TOTAL		56,775,992

As of December 31, 2022, the Group has tax losses arising in subsidiaries other than Vietnam of VND1,962 billion (USD 83.1 million) that will be carried for deduction against future taxable profit depending on the local tax regulations.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

17.	CORPORATE INCOME TAX (continued)

17.3	Valuation allowance for deferred tax assets

Uncertain tax position

The management takes into account the requirement of ASC 740 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as of December 31, 2022 and 2021.

Income tax returns are filed in multiple jurisdictions and are subject to examination by taxing authorities throughout the world. We have open tax years from 2020 to 2022 with various significant tax jurisdictions. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE

18.1	Other operating income/expenses

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Other operating income
Foreign exchange gains	450,380	33,774	1,430,374
Others	238,198	159,318	6,747,301

Total	688,578	193,092	8,177,675

Other operating expenses
Foreign exchange losses	1,611	861,935	36,504,108
Penalties	112,704	—	—
Loss from disposal of long-lived assets	113,395	—	—
Others	48,396	47,536	2,013,237

Total	276,106	909,471	38,517,345

Net other operating income/(expenses)	412,472	(716,379)	(30,339,670)

18.2	Finance income

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Interest income on loan receivables	415,230	81,836	3,465,861
Interest income on sales-type lease	25,054	1,749	74,073
Others	5,855	4,475	189,543

Total	446,139	88,060	3,729,477

18.3	Finance costs

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Contractual coupons on loans and borrowings	3,442,117	5,883,067	249,155,791
Change in amortized costs of financial instruments measured at amortized cost	1,156,118	1,999,914	84,699,051
Others	—	76,859	3,255,094

Total	4,598,235	7,959,840	337,109,936

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

18.	OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

18.4	Investment gain

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Fair value gain from equity instruments measured at fair value through profit or loss	879,792	—	—
Gain from disposal of investments	47,092	—	—
Others	29,704	—	—

Total	956,588	—	—

18.5	Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022 and 2021. Details are as below:

	For the year ended December 31,
	2021	2022	2022
	VND million	VND million	USD
Net loss attributable to controlling interests	(32,183,727)	(49,783,795)	(2,108,410,748)

Net loss attributable to controlling interests adjusted for the effect of dilution	(32,183,727)	(49,783,795)	(2,108,410,748)

			Unit: Shares
Weighted average number of ordinary shares for basic earnings per share	1,578,726,324	2,299,008,659	2,299,008,659

Weighted average number of ordinary shares adjusted for the effect of dilution	1,578,726,324	2,299,008,659	2,299,008,659

	For the year ended December 31,
	2021	2022	2022
	VND	VND	USD
Basic loss per share	(20,386)	(21,654)	(0.92)
Diluted loss per share	(20,386)	(21,654)	(0.92)

In January 2022, the Company effected a 100-for-one split of ordinary shares.

On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share split and the share consolidation.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY

A.	Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2021
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative asset — cross currency interest rate swaps contract (i)	—	—	5,291	5,291

At December 31, 2021	—	—	5,291	5,291

Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contract (i)	—	—	2,003,184	2,003,184
In which:
Non-current portion	—	—	891,711	891,711
Current portion	—	—	1,111,473	1,111,473

At December 31, 2021	—	—	2,003,184	2,003,184

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2021.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of December 31, 2022
	Quoted prices in active markets for identical instruments	Significant other observable inputs	Significant unobservable inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swaps contracts (i)	—	—	1,229,050	1,229,050	52,051,925
In which:
Non-current portion	—	—	696,332	696,332	29,490,588
Current portion	—	—	532,718	532,718	22,561,337

At December 31, 2022	—	—	1,229,050	1,229,050	52,051,925

Financial liabilities:
Financial liabilities at fair value through profit or loss
- Long-term financial liabilities in respect of DPS2 (Note 20 (ii))	—	—	15,180,723	15,180,723	642,924,079

At December 31, 2022	—	—	15,180,723	15,180,723	642,924,079

(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2022.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2021	Net change in unrealized fair value recognized in consolidated statements of operations	As of December 31, 2021
	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Long-term derivative assets — cross-currency interest rate swaps contracts (i)	309,524	(304,233)	5,291
Financial liabilities:
Financial liability at fair value through profit or loss
- Derivative liabilities — cross-currency interest rate swaps contracts (i)	1,643,510	359,674	2,003,184
In which:
Non-current portion	803,691	88,020	891,711
Current portion	839,819	271,654	1,111,473

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of January 1, 2022	Initial recognition during the year	Net change in unrealized fair value recognized in consolidated statements of operations	As of December 31, 2022	As of December 31, 2022
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	5,291	—	1,223,759	1,229,050	52,051,925
In which:
Non-current portion	5,291	—	691,041	696,332	29,490,588
Current portion	—	—	532,718	532,718	22,561,337
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 20 (ii))	—	13,995,359	1,185,364	15,180,723	642,924,079
- Derivative liabilities – cross-currency interest rate swaps contract (i)	2,003,184	—	(2,003,184)	—	—
In which:
Non-current portion	891,711	13,995,359	293,653	15,180,723	642,924,079
Current portion	1,111,473	—	(1,111,473)	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

A.	Fair value of financial instruments that are carried at fair value (continued)

(i)

The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving a notional amount in USD with the financial institutions. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1, No. 2 and No. 3 as disclosed in Note 11.2.

As of December 31, 2022, the total net amount of fair value of the CCIRS derivative liabilities and derivative assets were VND1,229 billion (USD52.1 million) (2021: VND1,998 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2022 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of operations.

B	Valuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 1 and Level 3 of the fair value hierarchy:

•	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of December 31, 2022 are shown below:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Rate (%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2021	Interpolated LIBOR for subsequent years	0.18-1.19
		December 31, 2022	Interpolated LIBOR for subsequent years	4.41-4.96
CCIRS contract of the loan No.2	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.11-1.13
		December 31, 2022	Interpolated LIBOR for subsequent years	4.54-4.97
CCIRS contract of the loan No.3	DCF	December 31, 2021	Interpolated LIBOR for subsequent years	0.03-0.68
		December 31, 2022	Interpolated LIBOR for subsequent years	4.86-4.89
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85%-88%

(i)

The fair value of ordinary shares is estimated based on the DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry. There is inherent uncertainty in these estimates. A $1 increase/decrease in the estimated fair value of ordinary shares would result in an increase/decrease in fair value of the Financial liabilities in respect of DPS2 by VND155.2 billion/VND90.1 billion (USD6.6 million/USD3.8 million), respectively.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

19.	FAIR VALUE HIERARCHY (continued)

Valuation methods and assumptions (continued)

(ii)

The risk-free rates are estimated based on the curve of USD LIBOR rates, swap rates, future rates as at the valuation date. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies mirroring the remaining time to respective conversion or maturity date of the EB.

Lattice model is applied to back-solve the implied credit spread of the Company at First closing date. 1% increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the Financial liabilities in respect of DPS2 by VND146.2 billion/VND148.4 billion (USD6.2 million/USD6.3 million), respectively.

20.	DIVIDEND PREFERENCE SHARES

(i)

In March 2022, the General Shareholders of VinFast Vietnam approved the issuance of 600,000,000 dividend preference shares (“DPS1”) to Vingroup JSC, at par value of VND10,000 per share. In December 2022, the General Shareholders of VinFast Vietnam approved the amendment to the rights of the shareholder of these DPS1. These preference shares are non-voting, non-redeemable and entitled to 0.01% of the issuance value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have an optional conversion option to convert the DPS1 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

(ii)

On April 29, 2022 and June 4, 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD525 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘First Closing Bonds’) and USD100 million aggregate principal amount of fixed rate exchangeable bonds due 2027 (‘Second Closing Bonds’), respectively. Both First Closing Bonds and Second Closing Bonds are referred to as the “EB”. Investors of the EB have right to require Vingroup JSC to redeem the EB upon the occurrence of certain events, including, amongst others, a change of control of the Company, certain qualifying liquidity events occurring or failing to occur on or prior to September 25, 2023, in respect of the Company. The amount payable upon redemption depends on the relevant redemption event, timing and other applicable conditions; in certain instances, the amount payable is the amount which would provide the investors an agreed minimum internal rate of return.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which investors of the EB have the rights to exchange their EB upon the completion of an initial public offering of the Company, for a specified number of ordinary shares in the Company at the exchange rate determined at the time of exchange.

Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of the EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of Dividend Preferred Shares (“DPS2”).

In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion (USD497.4 million) and VND2,249.64 billion (USD95.3 million) to Vingroup JSC, respectively. The DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. The DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

20.	DIVIDEND PREFERENCE SHARES (continued)

In July 2022, the Company entered into a put option agreement with Vingroup JSC, which was amended in December 2022, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.

The above series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle, collectively, the ‘Financial liabilities in respect of DPS2’ and is measured at fair value through profit or loss in the consolidated statements of the Group.

As of December 31, 2022, the fair value of the Financial liabilities in respect of DPS2 was VND15,181 billion (USD 642.9 million). Change in fair value of the Financial liabilities in respect of DPS2 was recorded as loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

(iii)

In December 2022, the General Shareholders of VinFast Vietnam approved the issuance of 2,578,216,022 Dividend preference shares (“DPS3”) to Vingroup JSC at par value of VND10,000 per share. Vingroup used the P-Notes as consideration to subscribe for DPS3 (Note 1(a)). These preference shares are non-voting, non-redeemable and entitled to dividend of 0.01% of the par value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have a conversion option to convert the DPS3 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

In December 2022, the General Shareholders of VinFast Vietnam also approved the issuance of 4,573,371,392 Dividend preference shares (“DPS4”) to Vingroup at par value of VND10,000 per share. Vingroup used its loans to VinFast Vietnam as consideration to subscribe for DPS4. These preference shares are non-voting, non-redeemable and entitled to dividend of 9% of the par value per annum in the event VinFast Vietnam has positive retained earnings (after deduction of all dividend). The amount of dividend can be adjusted upon agreement between Vingroup and VinFast Vietnam. The dividend is paid at the time decided by the General Meeting of Shareholders of VinFast Vietnam. The Shareholders have a conversion option to convert the DPS4 to ordinary shares of VinFast Vietnam after December 31, 2023 at the fixed rate of 1:1 if the IPO event does not occur prior to this date.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES

The principal related parties with which the Group had significant transactions during the years ended December 31, 2022 and 2021 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Member of the Board of Directors
Vingroup JSC	Ultimate Parent
VIG	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
VinES JSC	Entity under common control
Vinbus Ecology Transport Services LLC	Entity under common control
Vincom Retail JSC	Entity under common control
Vincom Retail Operation LLC	Entity under common control
VIN3S JSC	Entity under common control
VHIZ JSC	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC	Entity under common control
VinFast Lithium Battery Pack LLC	Joint venture (until December 3, 2021) Associate of Parent Company
SADO JSC	Entity under common control
Times Trading Investment and Development One Member LLC	Entity under common control
Vinbiocare Biotechnology JSC	Entity under common control
Thai Son Construction Investment JSC	Entity under common control

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows:

		For the year ended December 31,
		2021	2022	2022
Related party	Transactions	VND million	VND million	USD
Vingroup JSC	Borrowings	31,938,007	51,879,878	2,197,182,704
	Borrowings (converted from the Group’s consideration payable to Vingroup JSC for acquisition of Vingroup Investment)	4,693,380	—	—
	Borrowings (converted from interest payable)	—	2,625,845	111,208,072
	Interest expense	1,229,683	2,349,133	99,488,946
	Capital contribution by offsetting against borrowings (Note 20(iii))	4,121,775	45,733,714	1,936,884,381
	Capital contribution receipt in cash (Note 20(i))	2,515,000	6,000,000	254,108,081
	Capital contribution by offsetting against P-notes (Note 20(iii))	—	25,782,160	1,091,909,199
	Capital contribution receipt in cash	—	163,392	6,919,871
	Issuance of DPS2 (Note 20(ii))	—	13,995,359	592,722,302
	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	25,782,160	—	—

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows (continued):

		For the year ended December 31,
		2021	2022	2022
Related party	Transaction	VND million	VND million	USD
Vingroup JSC	Advance to acquire shares of VinFast Vietnam	235,000	—	—
	Cash received from selling car vouchers	—	700,150	29,652,295
Asian Star	Borrowings	—	94,920	4,019,990
	Capital contribution receipt in cash	—	47,569	2,014,611
VIG	Payable due to the acquisition of VinFast Vietnam by VinFast Auto	24,208,340	—	—
	Consideration receivable from disposal of ICE assets which was used to offset against P-notes	—	24,208,340	1,025,255,802
	Consideration receivable from disposal of ICE assets which was used to offset against debts related to lease back ICE assets	—	1,148,215	48,628,452
	Cash received for disposal of ICE assets (inclusive of VAT receivable)	—	2,000,000	84,702,694
	Capital contribution receipt in cash	5,870,619	106,168	4,496,358
	Advance to acquire shares of VinFast Vietnam	226,917	—	—
Pham Nhat Vuong	Capital contribution in cash	247,963	—	—
	Sponsorship contribution - accounted for as deemed contribution	—	350,000	14,822,971
Vinhomes JSC	Cash received from selling car and e-scooter vouchers	3,967,140	5,345,953	226,408,309
	Borrowings	4,270,000	—	—
	Reduction of borrowings through offsetting debt	1,921,337	—	—
Vinpearl JSC	Loan receivables	4,353,000	—	—
	Borrowing	—	500,000	21,175,673
	Interest receivable	244,557	72,353	3,064,247
	Purchase of hospitality vouchers	165,303	56,095	2,375,699
	Advance to buy voucher	—	150,000	6,352,702
	Hotel service expenses	121,122	99,794	4,226,410

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2022 and 2021 were as follows (continued):

		For the year ended December 31,
		2021	2022	2022
Related party	Transaction	VND million	VND million	USD
VinES JSC	Sale of battery parts and finished batteries	—	1,355,548	57,409,283
	Transfer of battery production facilities	—	5,061,503	214,361,469
	Purchase of finished battery packs, tools and service	—	5,413,397	229,264,654
	Payment on behalf related to batteries purchase	—	7,448,574	315,457,140
Vinsmart Research and Manufacture JSC	Loan receivable	1,227,000	—	—
	Transfer of investments	634,406	—	—
	Purchase of smartphones	930,065	—	—
	Purchase of fixed assets, tools, materials and goods	595,827	3,178,988	134,634,423
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	336,000	56,000	2,371,675
	Interest expense	—	1,202,202	50,914,874
Vincom Retail JSC	Borrowings	295,000	3,250,000	137,641,877
Vincom Retail Operation LLC	Rental showrooms and charging stations	76,666	110,077	4,661,909
	Borrowings	—	4,570,000	193,545,655
SADO JSC	Loan receivables	107,200	—	—
Times Trading Investment and Development One Member LLC	Loan receivables	108,000	—	—
Vinbiocare Biotechnology JSC	Borrowing	137,500	—	—
VIN3S JSC	Purchase of information technology services and software	148,586	350,577	14,847,408
Thai Son Construction Investment JSC	Borrowing	1,900,000	—	—
VinFast Lithium Battery Pack LLC (Joint venture until December 3, 2021)	Purchase of assets, materials and tools	189,407	319	13,510
Vinbus Ecology Transport Services LLC	Revenue from sale of electric buses	480,102	847,128	35,877,012

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Transactions with VHIZ JSC related to Asset Transfer

According to the Business Cooperation Contract (“BCC”) and related appendices signed between VinFast Vietnam and VHIZ JSC, VHIZ JSC contributed an amount of VND17,005 billion to VinFast Vietnam for the transfer of assets of certain component projects (mainly land and structures, factories and infrastructure associated on the land of the VinFast Automotive Manufacturing Complex project in Hai Phong) to VHIZ JSC and would earn a yield of VinFast Vietnam’s total revenue. The yield applicable for period from August 2020 to December 2020 is 2% of VinFast Vietnam’s total revenue but not less than VND22,000 million per month, and for period from January 2021 to February 2022 is 1.5% of VinFast Vietnam’s total revenue but not less than VND28,000 million per month while awaiting completion of legal procedures for project handover. In February 2022, VinFast Vietnam completed the transfer of the component projects to VHIZ JSC with total consideration of VND16,036 billion (USD679.2 million). At the same time, VinFast Vietnam also signed a long-term lease contract (45 years) to lease back majority of the transferred assets (except for those in the Supplier Park) from VHIZ JSC (“the Leased-back assets”), to continue production activities of VinFast Vietnam. The non-leaseback portion of transferred assets was transferred to VHIZ JSC.

While waiting for the legal title of VHIZ JSC to be registered in the land certificate, VinFast Vietnam and VHIZ JSC signed a short-term business cooperation contract (“BCC 2022”) to continue using the Leased-back assets for production and operation until the legal title of the Transferred portion of the project is registered under VHIZ JSC in the land certificate. The legal title registration procedures were completed in October 2022. The Leased-back assets continue to be recognized as property, plant and equipment of the Group.

Transactions with VIG JSC related to ICE assets disposal

As disclosed in Note 1, in 2022, VinFast Vietnam disposed ICE Assets amounting to VND12,817.7 billion (USD542.8 million) to VIG at total contractual consideration amount of VND28,999 billion (USD1,228.1 million), including VAT. After the ICE Assets were legally transferred in June 2022, a portion of these assets was leased back until early November 2022, at which point ICE vehicle production was ceased, resulting to the disposal of ICE Assets being completed by that time, at net gain of VND13,604.2 billion (USD576.1 million). During 2022, VIG settled (i) VND2,000 billion (USD84.7 million) in cash, (ii) VND24,208.3 billion (USD 1,025.3 million) through the assignment of the Share Acquisition P-Note held by VIG to VinFast Vietnam in 2022 and (iii) VND1,148.2 billion (USD48.6 million) through offsetting against outstanding fixed rental fee receivables for the leased-back period due from VinFast Vietnam. For the purpose of presentation, the net gain of VND13,604.2 billion (USD576.1 million) is presented net of the outstanding receivable due from VIG of VND1,642.5 billion (USD69.5 million). As a result, the net impact of VND11,961.7 billion (USD506.6 million) is recognized in the consolidated statements of shareholders’ equity as a deemed contribution arising from the disposal of the ICE assets.

Terms and conditions of transactions with related parties during the years

During the year ended December 31, 2022 and 2021, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for loans to and borrowings from related parties which are subject to interest rate of 7.5% or 10% per annum) and settlement occurs in cash or offsetting against debts. There has been no guarantee provided or received for any related party receivables or payables.

During the year ended December 31, 2022 and 2021, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

Amounts due to and from related parties as of December 31, 2022 and 2021:

	As of December 31
	2021	2022	2022
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,997,181	1,978,097	83,775,079
Short-term loans (Note 21a)	1,563,299	545,400	23,098,425
Short-term advance to and receivables (Note 21b)	433,882	1,432,697	60,676,654
Long-term loans to and receivables	45,950	44,533	1,886,031
Long-term loans (Note 21a)	16,750	—	—
Long-term receivables	29,200	44,533	1,886,031

Total	2,043,131	2,022,630	85,661,110

Amounts due to related parties
Short-term payables to and borrowings from related parties	56,035,252	17,325,317	733,750,493
Short-term payables (Note 21b)	55,740,252	16,605,397	703,260,911
Short-term borrowings (Note 21a)	295,000	719,920	30,489,582
Long-term payables to related parties	41,142,764	21,918,710	928,286,892
Long-term payables (Note 21b)	14,531,172	14,371,365	608,646,646
Long-term borrowings (Note 21a)	26,611,592	7,547,345	319,640,246

Total	97,178,016	39,244,027	1,662,037,385

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

a)	Detail of loans to and borrowings from related parties:

•	As of December 31, 2022:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to a related party
Vinpearl JSC	545,400	9%	September 2023

Total	545,400

Short-term borrowings from related parties
Vingroup JSC	325,000	9%	From August 2023 to October 2023
Vinpearl JSC	300,000	9%	August 2023
Asian Star	94,920	7.5%	June 2023

Total	719,920

Long-term borrowings from a related party
.	7,547,345	9%	February 2024 and December 2026

Total	7,547,345

•	As of December 31, 2021:

Related parties	VND million	Interest rate per annum	Maturity date
Short-term loans to related parties
Vinpearl JSC	1,500,400	9%	From June 2022 to July 2022
Vinsmart Research and Manufacture JSC	62,899	9%	September 2022

Total	1,563,299

Short-term borrowings from a related party
Vincom Retail JSC	295,000	10%	October 2022

Total	295,000

Long-term borrowings from related parties
Vingroup JSC	24,262,930	9%	From February 2023 to September 2023
Vinhomes JSC (*)	2,348,662	9%	February 2023

Total	26,611,592

(*)	The collateral for the borrowing from Vinhomes JSC is a portion of equity interest in an affiliate, held by Vingroup JSC and entire rights and benefits associated with the equity interest.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

b)	Detail of other balance due from and due to related parties:

•	As of December 31, 2022:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
VinES JSC	Receivable from disposal of assets	1,000,000
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	46,270
Vinpearl JSC	Interest receivables	133,626
	Advance for purchase of vouchers	91,944
	Other receivables	24,634
Vingroup JSC	Receivable from providing services and disposal of assets	45,676
VHIZ JSC	Payment on behalf and others	38,413
Others	Other advance and short-term receivables	52,134

Total		1,432,697

Short-term payables to related parties
VHIZ JSC	Payable relating to leaseback transaction and others	919,493
Vingroup JSC	Car vouchers which have not been redeemed	699,390
	Interest payables and others	113,883
Vinsmart Research and Manufacture JSC	Payable for purchasing of raw materials and assets	2,038,084
Vinhomes JSC	Car vouchers which have not been redeemed	3,520,132
	Other payables	84,801
VinES JSC	Payable relating to purchase of goods and services	8,816,483
Vin3S JSC	Payable relating to purchase of assets and services	104,792
Others	Other payables	308,339

Total		16,605,397

Long-term payables to related parties
VHIZ JSC	Payables relating to leaseback transaction and others	14,274,362
Vingroup JSC	Interest payables	97,003

Total		14,371,365

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

21.	TRANSACTIONS WITH RELATED PARTIES (continued)

b)	Detail of other balance due from and due to related parties (continued):

•	As of December 31, 2021:

Related parties	Transactions	VND million

Short-term advance to and receivables from related parties
VinFast Lithium Battery Pack LLC	Receivable from disposal of assets and selling material	45,061
Vinsmart Research and Manufacture JSC	Interest receivables	95,989
Vinpearl JSC	Interest receivables	264,660
Others	Other advance and short-term receivables	28,172

Total		433,882

Short-term payables to related parties
VHIZ JSC	Obligation and deposit relating to business investment and cooperation contract	3,449,253
	Interest accrued expenses	24,861
Vingroup JSC	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto	25,782,160
Vinsmart Research and Manufacture JSC	Payable for purchasing of goods and services	534,867
Vinhomes JSC	Car vouchers which have not been redeemed	1,502,503
VIG	Payable relating to the acquisition of VinFast Vietnam by VinFast Auto	24,208,340
Others	Other payables	238,268

Total		55,740,252

Long-term payables to related parties
VHIZ JSC	Deposit under business investment and cooperation contract	13,593,227
Vinhomes JSC	Interest payables	2,791
Vingroup JSC	Interest payables	935,154

Total		14,531,172

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

22.	ASSETS CLASSIFIED AS HELD FOR SALE

The Group classified certain long-lived assets under the Automobiles segment, as held for sale as of December 31, 2022 due to its plan to dispose of these assets.

	As of December 31,
	2021	2022	2022
	VND million	VND million	USD
Carrying value of assets held for sale
Certain assets relating to the BCC (i)	1,720,604	—	—
Battery production facilities (ii)	723,354	—	—
Assets of Lang Lang Proving Ground (iii)	415,253	360,893	15,284,319

Total	2,859,211	360,893	15,284,319

(i)

Under the BCC transaction as disclosed in Note 21, VinFast Vietnam had plan to dispose of a portion of its projects to VHIZ JSC. The disposal was subsequently completed in February 2022 and thus the non-lease back assets were derecognized from the consolidated financial statements of the Group.

(ii)

According to the framework contract between VinFast Vietnam and VinES JSC, VinFast Vietnam shall transfer to VinES all battery production facilities, including those in battery cell workshop and battery packing workshop. During the year ended December 31, 2022, the battery production facilities were transferred and the Group recognized a loss of VND39 billion (USD1.7 million) in cost of sales, which was resulted from change in fair value of these assets.

(iii)

In accordance with the Director’s Resolution dated 6 September 2021 of VinFast Australia Pty Ltd, the Group established a plan to dispose of fixed assets of Lang Lang Proving Ground in Australia. As of December 31, 2022, the Group has identified a potential customer and is in the process of negotiation to finalize a sale agreement. The transaction is expected to be completed in 2023, therefore, the criteria of assets held-for-sale are satisfied as of December 31, 2022. For the year ended December 31, 2022, the Group recognized a decrease of VND14 billion (USD0.6 million) in Other comprehensive loss in equity due to change in foreign exchange rate, and a loss of VND40 billion (USD1.7 million) in administrative expenses due to change in fair value of fixed assets of Lang Lang Proving Ground.

23.	SEGMENT REPORTING

The Company has three reportable segments, namely Automobiles, E-scooter, Spare parts & Aftermarket services. The Automobiles segment includes the design, development, manufacturing and sales of cars and electric buses. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters. The sales of spare parts and rendering of aftermarket services for automobiles and e-scooters are included in the Spare parts & Aftermarket services segment.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales from trading smartphones and leasing activities.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

23.	SEGMENT REPORTING (continued)

Information about segments presented were as follows:

For the year ended December 31, 2022:

		Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	11,118,227	1,385,479	2,213,317	248,568	—	14,965,591
Cost of sales	(22,615,533)	(2,195,969)	(1,962,906)	(458,088)	—	(27,232,496)
Gross loss	(11,497,306)	(810,490)	250,411	(209,520)	—	(12,266,905)
Operating expenses	(24,574,527)	(688,540)	—	(1,053,647)	(3,672,745)	(29,989,459)
Operating loss	(36,071,833)	(1,499,030)	250,411	(1,263,167)	(3,672,745)	(42,256,364)

For the year ended December 31, 2021:

		Currency: VND million
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	13,593,482	678,936	634,793	1,120,971	—	16,028,182
Cost of sales	(22,720,417)	(1,040,905)	(453,213)	(1,069,423)	—	(25,283,958)
Gross profit/(loss)	(9,126,935)	(361,969)	181,580	51,548	—	(9,255,776)
Operating expenses	(15,525,771)	(499,865)	—	—	(1,785,989)	(17,811,625)
Operating profit/(loss)	(24,652,706)	(861,834)	181,580	51,548	(1,785,989)	(27,067,401)

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

23.	SEGMENT REPORTING (continued)

For the year ended December 31, 2022 (convenience translation):

	Currency: USD
	Automobiles	E-scooter	Spare parts and aftermarket services	All other	Unallocated (*)	Total
Revenues	470,871,887	58,676,907	93,736,956	10,527,164	—	633,812,914
Cost of sales	(957,798,271)	(93,002,245)	(83,131,713)	(19,400,616)	—	(1,153,332,845)
Gross loss	(486,926,384)	(34,325,338)	10,605,243	(8,873,452)	—	(519,519,931)
Operating expenses	(1,040,764,315)	(29,160,596)	—	(44,623,369)	(155,545,749)	(1,270,094,029)
Operating loss	(1,527,690,699)	(63,485,934)	10,605,243	(53,496,821)	(155,545,749)	(1,789,613,960)

(*)

Unallocated expenses are mainly related to general and corporate administrative costs such as wages and salaries for employees responsible for general corporate functions, including accounting, finance, tax, legal and human relations; technology-related fees; depreciation and amortization of fixed assets used for administration purpose; professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker as part of segment performance.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

23.	SEGMENT REPORTING (continued)

The following table presents revenues by geographic area based on the sales location of the products:

	As of December 31, 2021	As of December 31, 2022
	VND million	VND million	USD
Vietnam	14,996,611	14,965,591	633,812,914
United States	1,031,571	—	—

Total	16,028,182	14,965,591	633,812,914

The following table presents revenues earned from external customers for each group of similar products and services:

	As of December 31, 2021	As of December 31, 2022
	VND million	VND million	USD
Sales of ICE vehicles	13,107,978	6,688,467	283,265,585
Sales of e-cars	5,402	3,582,632	151,729,290
Sales of e-buses	480,102	847,128	35,877,012
Sales of e-scooters	678,936	1,385,479	58,676,907
Sale of spare parts	538,216	2,072,628	87,778,587
Sale of smartphones	1,031,571	—	—
Rendering of aftermarket services	96,577	140,689	5,958,369
Revenue from leasing activities	89,400	248,568	10,527,164

Total revenue	16,028,182	14,965,591	633,812,914

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

24.	COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of December 31, 2022 was VND18,498.9 billion (USD783.5 million) (December 31, 2021: VND14,588 billion).

Commitments related to the minimum purchase commitment

The Group signed the contracts with certain suppliers to agree the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of shortfall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from Vinfast Vietnam.

Contingent liabilities related to contract termination penalty

The Group has estimated the compensation expenses deriving from early termination of contracts with suppliers as result of the Group’s ICE phasing-out plan. The Group is in the process of negotiating with suppliers to finalize the compensation expenses. The ultimate resolution of the matter could result in a loss of up to VND387 billion (USD16.4 million) in excess of the amount accrued.

The Group has also estimated the compensation expenses deriving from early termination of a land leasing contract with a landlord in the U.S. The Group is in the process of negotiating with suppliers to finalize the compensation expenses.

Other commitments

Under the agreement signed between VinFast Vietnam and World Triathlon Corporation, VinFast Vietnam is the Event Title Partner of Ironman World Championship event series. The Group has committed to paying the annual fees with total remaining amount of VND288.1 billion (USD12.2 million) until the end of 2025.

Covid-19 pandemic

The Covid-19 pandemic is resulting in an economic slowdown and adversely impacting most businesses and industries. This situation may bring uncertainties and have an impact on the environment in which the Group operates. The Company’s management has continuously monitored ongoing developments and assessed the financial impact in respects of the valuation of assets, provisions and contingent liabilities, and has used estimates and judgement in respect of various issues as the situation has evolved, using the best information obtained up to the date of this consolidated financial statements.

There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user’s behaviours, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium enterprises, almost all of which are beyond the Company’s control. As a result, certain estimates and assumptions require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s estimates in future periods.

VinFast Auto Pte. Ltd.

(Formerly known as VinFast Trading & Investment Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2022 and 2021 and for the years then ended

25.	SUBSEQUENT EVENTS

On August 1, 2023, the shareholders of the Company approved the consolidation of 2,412,852,458 existing ordinary shares in the capital of the Company (“Existing Shares”) held by shareholders of the Company into 2,299,999,998 ordinary shares in the capital of the Company (the “Consolidated Shares”) without any change in the paid-up share capital amount. All shares and per share amounts presented in the consolidated financial statements have been revised on a retroactive basis to give effect to the share consolidation.

There are no other matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.