Form 20-F/A
period 2023-12-31
VinFast Auto Ltd.
filed 2024-09-10
CIK 1913510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2023, originally filed with the Securities and Exchange Commission on April 25, 2024 (the “Original Form 20-F”) is being by filed by VinFast Auto Ltd. (“VinFast,” the “Company,” the “Group,” “we,” “us,” “our”) to restate certain information in our previously-reported consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023 contained in the Original Form 20-F (the “Prior Financial Statements” and the “Restated Financial Statements”, respectively) and to make certain other changes to reflect the Restated Financial Statements, the effects of the Restated Financial Statements and related matters. References to “this Annual Report” are to the Original Form 20-F as amended by this Amendment.

Investors and other readers should rely only on the financial information and other related disclosures regarding the fiscal year ended December 31, 2023 in this Annual Report and should not rely on any previously issued or filed reports, press releases, presentations or similar communications containing financial information and other related disclosures regarding the same reporting period.

Restatement Background

The Restated Financial Statements correct accounting errors relating to recognition of revenue from the sale of electric vehicles (“EVs”), details of which are presented below.

1.	Our sale of 454 EVs and 2,192 e-scooters to our affiliate, GSM Green and Smart Mobility Joint Stock Company (“GSM”), were invoiced and recorded as revenue in fiscal year 2023. However, a regular internal review identified that the dispatching of these EVs and e-scooters for delivery began in early 2024, thus, these sales should not have been recognized as revenue in 2023. Therefore, we corrected this error by adjusting the corresponding revenue, amount due to a related party, other receivables, cost of sale, inventories, accrual for sale transaction, warranty provided and the related impact of provision for inventories;
2.	We sold 205 EVs to an unrelated third party in Vietnam in 2023 and recognized revenue from those sales for fiscal year 2023. A regular internal review identified that a majority of these EVs were returned to us in February 2024 for a software update. Under these circumstances, the risks and control of those vehicles had not been fully transferred to the customer in 2023 and revenue for these sales should not have been recorded in fiscal year 2023. Therefore, we corrected this error by adjusting the corresponding revenue, advance from customer, other receivables, cost of sale, inventories, accrual for sale transaction, warranty provided and the related impact of provision for inventories; and
3.	In June 2023, we announced an additional after-sales policy that provides eligible customers with cash or service vouchers if their vehicles experience a technical issue that requires servicing. The policy is available to customers in all markets, with the level of support varying across regions and depending on the type of issue. We recognized expenses in relation to vehicles sold prior to the effectiveness of this policy in selling and distribution costs in fiscal year 2023 rather than as a reduction to revenue. As the after-sales expenses policy is tied to previously recognized revenue and current customer agreements, the support provided is consideration payable to a customer and should have been recorded as a reduction to revenue during fiscal year 2023. Accordingly, we corrected this error by decreasing selling and distribution costs and revenue by the same amount.

Refer to Note 2.2 (Restatement of the Financial Statements) to the Restated Financial Statements beginning on page F-1 of this Annual Report for additional information.

Restatement-Related Amendments to Form 20-F

The Restated Financial Statements are attached hereto beginning on page F-1 of this Annual Report. Other sections impacted by the Restated Financial Statements are:

●	Part I, Item 3D. Risk Factors
●	Part I, Item 4. Information on the Company
●	Part I, Item 5. Operating and Financial Review and Prospects
●	Part I, Item 6. Directors, Senior Management and Employees
●	Part I, Item 7. Major Shareholders and Related Party Transactions
●	Part I, Item 8. Financial Information
●	Part II, Item 15. Controls and Procedures
●	Part III, Item 17. Financial Statements
●	Part III, Item 18. Financial Statements
●	Part III, Item 19. Exhibits

Except as expressly noted, this Amendment does not modify or update in any way the disclosures in or exhibits to the Original Form 20-F; nor does it reflect events occurring after the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F.

CERTAIN DEFINITIONS AND CONVENTIONS

Except as otherwise stated herein, capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Form 20-F.

Beginning with this Amendment, we present the number of vehicles delivered during a period calculated based on the number of vehicles for which we recognized vehicle sales revenue during such period. Prior to this Amendment, including in the Original Form 20-F, the number of vehicles delivered during a period reflected the number of vehicles for which invoices were issued during such period. Accordingly, previously-announced vehicle delivery figures, including those contained in the Original Form 20-F, are not comparable to vehicle delivery figures in this Amendment and any future announcements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Amendment contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Amendment, including, without limitations, statements regarding our expectations concerning our future financial position, business strategy, productivity, plans and goals for future operational improvements and capital investments, operational performance, and future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible or assumed future results of operations of our Company as set forth in the sections of this Annual Report, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as, including but not limited to, “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.

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

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results or events may differ materially from those projected or implied in those forward-looking statements. Important factors that could cause such differences include, among others, the following:

●	We have concluded that the Prior Financial Statements should not be relied upon and have restated such financial statements, which could expose us to additional risks that could have a negative effect on us.
●	Any failure to maintain an effective system of internal control over financial reporting in the future and any failure to accurately and timely report our financial condition, results of operations, or cash flows could adversely affect investor confidence and our financial position;
●	We have identified material weaknesses in our internal control over financial reporting and any ineffective remediation of such material weaknesses, any additional material weaknesses in the future or failure to develop and maintain effective internal control over financial reporting could impair our ability to produce timely and accurate financial statements and comply with applicable laws and regulations;
●	We are a growth stage company with a history of losses, negative cash flows from operating activities, and negative working capital. We expect to require additional capital, which we expect to fund through debt and equity financing, and such capital may not be available on commercially reasonable terms or at all;
●	We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. Adverse business conditions or developments affecting our Vingroup affiliates could have an adverse effect on our business and results of operations. Due to our close association with Mr. Pham and our Vingroup affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters;
●	Our ability to control the costs associated with our operations;
●	A significant portion of our EV deliveries to date has been to one of our affiliates;

●	Our corporate actions that require shareholders’ approval will be substantially controlled by our controlling shareholders, which may prevent you and other shareholders from influencing significant decisions;
●	We are a recent entrant in the EV industry and face risks in the marketing and sale of our products in international markets where we only recently began delivering EVs and in introducing new products and services;
●	Our brand, reputation, and consumer confidence in our business could be harmed by negative publicity, and we may not succeed in growing our brand in markets outside Vietnam;
●	The implementation of our business plans and growth strategy, which includes our establishment of manufacturing facilities outside of Vietnam and our expansion of our production capacity within Vietnam, may be subject to delays or cost overruns and may not result in the growth of our business as planned;
●	Our ability to successfully compete in the highly competitive automotive industry;
●	We obtain component parts and raw materials from third-party supplies, and any failure on the part of the suppliers to deliver such supplies according to our schedule and at prices, quality and volumes acceptable to us, could materially and adversely affect our business, results of operations, and financial condition;
●	Reservations for our vehicles may not result in completed sales and our actual vehicle sales and revenue could differ materially from the number of reservations received;
●	Inadequate access to EV charging stations or related infrastructure;
●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers; and
●	Other factors discussed under the section titled “Risk Factors” in this Annual Report.

The foregoing list of factors is not exhaustive. You are cautioned against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of the Original Form 20-F or this Amendment, as the case may be. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

PART I

ITEM 3. KEY INFORMATION

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

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.D. of the Original Form 20-F. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary of the risks which were impacted by the Restated Financial Statements:

●	We have concluded that the Prior Financial Statements should not be relied upon and have restated such financial statements, which could expose us to additional risks that could have a negative effect on us.
●	Any failure to maintain an effective system of internal control over financial reporting in the future and any failure to accurately and timely report our financial condition, results of operations, or cash flows could adversely affect investor confidence and our financial position;
●	We have identified material weaknesses in our internal control over financial reporting and any ineffective remediation of such material weaknesses, any additional material weaknesses in the future or failure to develop and maintain effective internal control over financial reporting could impair our ability to produce timely and accurate financial statements and comply with applicable laws and regulations;
●	We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. Adverse business conditions or developments affecting our Vingroup affiliates could have an adverse effect on our business and results of operations. Due to our close association with Mr. Pham and our Vingroup affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters; and
●	A significant portion of our EV deliveries to date has been to one of our affiliates.

Risks Relating to the Restatement of the Prior Financial Statements

We have concluded that the Prior Financial Statements should no longer be relied upon and have restated such financial statements.

As explained in the Explanatory Note to this Amendment and in Note 2.2 (Restatement of the Financial Statements) to the Restated Financial Statements included elsewhere in this Amendment, we have concluded that the Prior Financial Statements should no longer be relied upon and issued the Restated Financial Statements to correct certain accounting errors. We do not rule out the possibility of any lawsuits being commenced against us and our officers and directors based in part or whole on allegations related to the restatement of the Prior Financial Statements. In such cases, we shall devote attention and resources to the defense, and we cannot predict when or how the litigation will be resolved or estimate what the potential loss or range of loss would be, if any. In addition, the restatement and related matters could impact our reputation.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

The Sarbanes-Oxley Act of 2002 (the “SOX Act”) requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We commenced the process of documenting and testing our control procedures in the fourth quarter of 2022 in order to satisfy the requirements of Section 404 of the SOX Act, and, during the course of this assessment, we may identify certain weaknesses and deficiencies in our control over financial reporting other than those summarized below. Beginning with our second annual report following the consummation of the Business Combination, we will be required, pursuant to SEC rules, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In addition, our independent registered public accounting firm will be required to formally attest to and report on the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” (“EGC”) (as defined in the Jumpstart Our Business Startup (“JOBS”) Act of 2012. See “— Risks Relating to Ownership of Our Securities — We are an emerging growth company within the meaning of the Securities Act of 1933, as amended, and we may take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.” in the Original Form 20-F. At the time when we are no longer an EGC, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls are designed, documented, operated or reviewed. Remediation efforts may not enable us to avoid a material weakness in the future.

Although efforts to document, test, evaluate and remediate our internal control over financial reporting are in progress, there is a risk that we will not be able to conclude, within the prescribed timeframe, that our internal control over financial reporting is effective as required by Section 404 of the SOX Act. Testing and maintaining internal control may divert our management’s attention from other matters that are important to our business. During the evaluation and testing process, we may identify one or more material weaknesses in internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our ordinary shares to decline and could subject us to investigation or sanctions by the SEC. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Although we are not yet subject to the certification or attestation requirements of Section 404 of the SOX Act, in connection with the audit of our consolidated financial statements as of December 31, 2023 and for the year then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified by management related to (i) insufficient comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP consolidated financial statements and (ii) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and the SEC rules to prepare consolidated financial statements and related disclosures completely and accurately. We believe that these material weaknesses in our internal control contributed to the accounting errors giving rise to the restatement of our consolidated financial statements as of December 31, 2023, and for the year ended December 31, 2023. Those accounting errors are related, among others, to the accounting for bill-and-hold transactions under ASC 606, including, but not limited to, the identification, evaluation, documentation, and disclosure of an appropriate accounting policy for bill-and-hold transactions under ASC 606 and the identification and evaluation of a change in agreement terms that should have resulted in a change in our accounting and disclosure for bill-and-hold transactions.

We have adopted a remediation plan to address the material weaknesses identified above. See “Item 15. Controls and Procedures — Remediation Plan” for details of our remediation plan. Material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively. Our remediation plan is being implemented on an ongoing basis over an extended period of time. During the course of remediating the material weaknesses identified above, as disclosed elsewhere in this Amendment, we identified certain accounting errors that required us to restate the Prior Financial Statements. There can be no assurance that additional inaccuracies or errors will not be identified or will not occur while the remainder of our remediation plan is implemented.

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

We benefit from various co-marketing programs and cross-promotional activities with Vingroup affiliates. For example, we have distributed VinFast vouchers to Vingroup affiliates through promotional programs and sales, which may be used towards payment for the purchase of our vehicles in Vietnam. In 2023, revenue from sales of EVs to customers applying VinFast vouchers provided by Vinhomes Joint Stock Company (“Vinhomes”) accounted for approximately 14.3% of total revenue from sales of EVs. There is no assurance that such programs will continue or will be repeated, and the demand for, and sales of, our vehicles could be adversely affected in the absence of such co-marketing programs.

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

In 2023, which was our first full year as a pure-play EV manufacturer, 72.2% of our EV deliveries and 43.8% of our e-scooter deliveries were to our related parties. The majority of these deliveries were to GSM, which is an electric taxi company in Vietnam owned by Mr. Pham. We have signed several vehicle sales agreements with GSM for the sale and delivery of up to 30,000 VinFast EVs and 200,000 VinFast e-scooters in 2023 and 2024. The final quantity of EVs and e-scooters to be sold will be determined by mutual agreement, and the price of each EV may be adjusted if our pricing policy changes. Under these agreements, both parties have the option to terminate the contracts by mutual consent. Additionally, we reserve the right to terminate the agreements if GSM fails to make a payment when due or does not accept vehicle delivery on the agreed date. In addition, in 2023, we reached separate agreements with GSM for the sale and delivery of nearly 20,000 additional EVs. If we do not perform our obligations under these agreements with GSM, GSM will be entitled to terminate such agreements, which could reduce our sales.

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

Phase-out of ICE Vehicle Production

Our Company was established in Vietnam in 2017 and commenced the production of ICE vehicles in 2019. Our operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and e-scooters. Our ICE vehicle models are: the Fadil (A-segment), the Lux A (E-segment), the Lux SA (E-segment sports-utility vehicle (“SUV”)), and the President (E-segment SUV). Since commencing vehicle production in 2019, approximately 86,000 vehicles out of the approximately 126,600 vehicles that we have delivered through the end of 2023 have been ICE vehicles.

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

B.Business Overview

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is a range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We delivered approximately 126,600 vehicles (of which approximately 86,000 were ICE vehicles) and approximately 232,300 e-scooters from inception through December 31, 2023. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

We have achieved a great deal in our short history. Following the founding of our Company in 2017, we achieved start of production of our first ICE vehicle in only 21 months. As a new entrant and the first Vietnamese automotive original equipment manufacturer (“OEM”), we have partnered with top-tier global companies, including Magna Steyr Fahrzeugtechnik AG & Co KG (“Magna”), Tata Technologies Europe Limited (“Tata Technologies”) and Pininfarina S.p.A. (“Pininfarina”) to accelerate the integration of industry best practices into our processes. Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021, deliveries of the VF 8 began in Vietnam in September 2022 and in the U.S. in March 2023, and deliveries of the VF 9, VF 5 and VF 6 began in Vietnam in March, April and December 2023, respectively. As of December 31, 2023, we sold approximately 40,500 EVs (consisting of approximately 18,500 VF e34s, 12,500 VF 8s, 7,200 VF 5s, other models and e-buses) mostly in Vietnam. In 2023, we sold approximately 33,300 EVs, consisting of approximately 14,500 VF e34s, 9,400 VF 8s, 7,200 VF 5s, other models and e-buses. First deliveries of the VF 6 and VF 7 were made in 2023 and in late March 2024, respectively, and first deliveries of the VF 3 are targeted for late 2024. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We are a recent entrant in the EV industry. We face challenges associated with the marketing and sale of our EVs in international markets outside of Vietnam. There can be no assurance that we will be able to market new products and services.” in the Original Form 20-F.

We had net losses of VND32,219.0 billion, VND49,848.9 billion and VND57,429.6 billion ($2,406.3 million) in 2021, 2022 and 2023, respectively, and total debt (which is our short-term and current portion of long-term interest-bearing loans and borrowings, convertible debenture and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND71,255.4 billion ($2,985.6 million) as of December 31, 2023.

Other Products

Outside of our EV platform, we will also continue to produce e-buses and e-scooters.

●	E-scooter – Our e-scooter platform has been highly successful in Vietnam, with approximately 232,300 e-scooters delivered from inception through December 31, 2023, including approximately 70,300 e-scooters delivered in 2023. We rolled out our new e-scooter model, Evo200, in Vietnam in September 2022. The scooters are also highly tech-enabled and convenient for riders, with batteries manufactured by VinES. We plan to roll out new e-scooter platforms domestically in Vietnam and in relevant international markets as we continue to scale.
●	E-Bus – Our e-bus platform is the first e-bus manufactured in Vietnam. It has a battery capacity of 281 kWh, is capable of traveling up to 162 miles on a single charge and is highly environmentally friendly, with zero emissions and little noise pollution. We have delivered approximately 290 e-buses from our inception through December 31, 2023. We plan to bring the e-bus platform to relevant international markets as well once we open our manufacturing facility in the U.S. and grow the sale of e-buses.

We delivered approximately 126,600 vehicles (including ICE vehicles, VF e34, VF 8, VF 9, VF 5, VF 6 and e-buses) since we started producing passenger cars in 2019 through the end of 2023.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing premium EVs, e-scooters and e-buses. Our initial EV product line is a range of fully-electric A- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We delivered approximately 126,600 vehicles (of which approximately 86,000 were ICE vehicles) and approximately 232,300 e-scooters from inception through December 31, 2023. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

Our comprehensive lineup of EVs, highlighted by the VF 5, VF 6, VF 7, VF 8 and VF 9 models and the forthcoming VF 3 and VF Wild models, is designed to enhance and complement the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We are a recent entrant in the EV industry. We face challenges associated with the marketing and sale of our EVs in international markets outside of Vietnam. There can be no assurance that we will be able to market new products and services.” in the Original Form 20 - F.

Key Components of Results of Operations

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

	For the Year Ended December 31,
	2021		2022		2023
					(Restated)
	(VND in		(VND in		(VND in	(USD in
	billions)%		billions)%		billions)	millions)%
Revenues
Sales of vehicles	13,898.6	86.7	12,391.5	82.8	25,418.2	1,065.0	91.1
Sales of merchandise	1,405.4	8.8	112.2	0.7	142.8	6.0	0.5
Sales of spare parts and components	538.2	3.4	2,072.6	13.8	882.1	37.0	3.2
Rendering of services	96.6	0.6	222.7	1.5	455.4	19.1	1.6
Rental income
Revenue from leasing activities	89.4	0.5	166.5	1.1	1,005.4	42.1	3.6
Revenues	16,028.2	100.0	14,965.6	100.0	27,903.9	1,169.2	100.0
Cost of vehicles sold	(23,327.0)	(145.5)	(24,660.1)	(164.8)	(38,448.5)	(1,611.0)	(137.8)
Cost of merchandise sold	(1,398.3)	(8.7)	(151.4)	(1.0)	(156.0)	(6.5)	(0.6)
Cost of spare parts and components sold	(437.2)	(2.7)	(1,869.1)	(12.5)	(608.6)	(25.5)	(2.2)
Cost of rendering services	(65.4)	(0.4)	(389.6)	(2.6)	(1,049.7)	(44.0)	(3.8)
Cost of leasing activities	(56.1)	(0.4)	(162.3)	(1.1)	(971.2)	(40.7)	(3.5)
Cost of sales	(25,284.0)	(157.7)	(27,232.5)	(182.0)	(41,234.0)	(1,727.7)	(147.8)
Gross loss	(9,255.8)	(57.7)	(12,266.9)	(82.0)	(13,330.1)	(558.5)	(47.8)
Operating expenses:
Research and development costs	(9,255.4)	(57.7)	(19,939.9)	(133.2)	(14,517.0)	(608.3)	(52.0)
Selling and distribution costs	(2,203.8)	(13.7)	(5,213.7)	(34.8)	(5,661.1)	(237.2)	(20.3)
Administrative expenses	(2,424.6)	(15.1)	(4,010.0)	(26.8)	(5,269.8)	(220.8)	(18.9)
Compensation expenses	(4,340.3)	(27.1)	(109.4)	(0.7)	(1,111.3)	(46.6)	(4.0)
Net other operating income/(expenses)	412.5	2.6	(716.4)	(4.8)	(521.8)	(21.9)	(1.9)
Operating loss	(27,067.4)	(168.9)	(42,256.4)	(282.4)	(40,411.1)	(1,693.2)	(144.8)
Finance income	446.1	2.8	88.1	0.6	83.9	3.5	0.3
Finance costs	(4,598.2)	(28.7)	(7,959.8)	(53.2)	(12,133.4)	(508.4)	(43.5)
Net (loss)/gain on financial instruments at fair value through profit or loss	(1,710.0)	(10.7)	1,226.0	8.2	(4,879.8)	(204.5)	(17.5)
Investment gain	956.6	6.0	—	—	—	—	—
Share of losses from equity investees	(36.8)	(0.2)	—	—	—	—	—
Loss before income tax expense	(32,009.7)	(199.7)	(48,902.1)	(326.8)	(57,340.4)	(2,402.6)	(205.5)
Tax expense	(209.2)	(1.3)	(946.7)	(6.3)	(89.1)	(3.7)	(0.3)
Net loss for the year	(32,219.0)	(201.0)	(49,848.9)	(333.1)	(57,429.6)	(2,406.3)	(205.8)

Comparison for the Years Ended December 31, 2022 and 2023 (Restated)

Revenues

Our revenues increased by VND12,938.3 billion, or 86.5%, to VND27,903.9 billion ($1,169.2 million) for the year ended December 31, 2023 compared to VND14,965.6 billion for the year ended December 31, 2022, primarily due to an increase in revenue from sales of vehicles, partially offset by a decrease in revenue from sales of spare parts and components.

●	Sales of vehicles. Our revenue from sales of vehicles increased by VND13,026.7 billion, or 105.1%, to VND25,418.2 billion ($1,065.0 million) for the year ended December 31, 2023 compared to VND12,391.5 billion for the year ended December 31, 2022, primarily due to an increase in vehicle sales volume and a shift in product mix away from ICE vehicles to EVs due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player. In 2022, we sold approximately 16,800 ICE vehicles while in 2023, only approximately 200 were ICE vehicles. In 2022, we did not generate revenue from VF 9, VF 5 and VF 6 sales because we commenced delivery of these models in Vietnam in March, April and December 2023, respectively. The evolving product mix from 2022 to 2023 contributed to a higher average selling price. E-scooter sales volume also increased from 2022 to 2023, primarily due to increased sales of the Feliz and Evo e-scooter models. All of our sales in 2022 and the majority of our vehicle sales in 2023 were in Vietnam. In 2023, we also generated revenue from sales of the VF 8 in the North America market, which represented the beginning of our international rollout. Although the number of EVs that we sold to unrelated third parties increased from 2022 to 2023, our percentage of revenue from sales of vehicles to related parties increased from approximately 7.0% in 2022 to approximately 75.0% in 2023 primarily due to strong demand from Vingroup affiliates, in particular GSM, which placed large orders for EVs and e-scooters in order to build its fleet for its newly-launched taxi business.
●	Sales of merchandise. Our revenue from sales of merchandise increased by VND30.6 billion, or 27.3%, to VND142.8 billion ($6.0 million) for the year ended December 31, 2023 compared to VND112.2 billion for the year ended December 31, 2022, primarily due to an increase in used automobiles sales volume in the last months of 2023.
●	Sales of spare parts and components. Our revenue from sales of spare parts and components decreased by VND1,190.5 billion, or 57.4%, to VND882.1 billion ($37.0 million) for the year ended December 31, 2023 compared to VND2,072.6 billion for the year ended December 31, 2022, primarily due to a decrease in the volume of spare parts and components sold as we ceased selling finished car batteries to VinES from the second quarter of 2022. In the first quarter of 2022, we sold all of the installed batteries to VinES, who in turn leased the batteries in our EVs to VF e34 and VF 8 customers under a battery subscription program. The battery subscription program was available until October 31, 2022 through VinES for the EVs that we sold in Vietnam.
●	Rendering of services. Our revenue from the rendering of services increased by VND232.6 billion, or 104.4%, to VND455.4 billion ($19.1 million) for the year ended December 31, 2023 compared to VND222.7 billion for the year ended December 31, 2022, mainly due to an increase in charging services and maintenance services provided at our service centers.
●	Revenue from leasing activities. Our revenue from leasing activities increased by VND838.9 billion, or 503.7%, to VND1,005.4 billion ($42.1 million) for the year ended December 31, 2023 compared to VND166.5 billion for the year ended December 31, 2022, primarily due to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters batteries on lease in both operating and sale-type leases. This increase was partially offset by a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Asset Transfers to VHIZ JSC” in the Original Form 20 - F.

Cost of sales

Our cost of sales increased by VND14,001.5 billion, or 51.4%, to VND41,234.0 billion ($1,727.7 million) for the year ended December 31, 2023 compared to VND27,232.5 billion for the year ended December 31, 2022, primarily due to an increase in the cost of vehicles and merchandise sold, leasing activities and rendering services, partially offset by a decrease in the costs of spare parts and components sold.

●	Cost of vehicles sold. Our cost of vehicles sold increased by VND13,788.4 billion, or 55.9%, to VND38,448.5 billion ($1,611.0 million) for the year ended December 31, 2023 compared to VND24,660.1 billion for the year ended December 31, 2022, primarily due to an increase in the delivery of our EVs to customers. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume since we fully transitioned into an EV-only manufacturer.
●	Cost of merchandise sold. Our cost of merchandise sold increased by VND4.6 billion, or 3.0%, to VND156.0 billion ($6.5 million) for the year ended December 31, 2023 compared to VND151.4 billion for the year ended December 31, 2022, primarily due to an increase in the sales volume of used automobiles in 2023.
●	Cost of spare parts and components sold. Our cost of spare parts and components sold decreased by VND1,260.5 billion, or 67.4%, to VND608.6 billion ($25.5 million) for the year ended December 31, 2023 compared to VND1,869.1 billion for the year ended December 31, 2022, primarily due to a decrease in the volume of battery components and finished batteries sold to VinES.
●	Cost of rendering services. Our cost of rendering services increased by VND660.1 billion, or 169.4%, to VND1,049.7 billion ($44.0 million) for the year ended December 31, 2023 compared to VND389.6 billion for the year ended December 31, 2022, primarily due to an increase in charging services provided at our service centers.
●	Cost of leasing activities. Our cost of leasing activities increased by VND808.9 billion, or 498.5%, to VND971.2 billion ($40.7 million) for the year ended December 31, 2023 compared to VND162.3 billion for the year ended December 31, 2022, primarily due to an increase in the cost of leasing cars, EV batteries and e-scooter batteries. See “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Asset Transfers to VHIZ JSC” in the Original Form 20 - F.

Gross loss

For the reasons described above, our gross loss increased by VND1,063.2 billion, or 8.7%, to VND13,330.1 billion ($558.5 million) for the year ended December 31, 2023 compared to VND12,266.9 billion for the year ended December 31, 2022.

Research and development costs

Our R&D costs decreased by VND5,422.9 billion, or 27.2%, to VND14,517.0 billion ($608.3 million) for the year ended December 31, 2023 compared to VND19,939.9 billion for the year ended December 31, 2022. The decrease was primarily due to a decrease in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to our R&D activities for EVs as we transitioned from the R&D phase for three of our EV models — the VF 9, VF 5 and VF 6 models — and commenced their commercial production in 2023.

Selling and distribution costs

Our selling and distribution costs increased by VND447.4 billion, or 8.6%, to VND5,661.1 billion ($237.2 million) for the year ended December 31, 2023 compared to VND5,213.7 billion for the year ended December 31, 2022. The increase was primarily due to the increase in labor costs and rental costs, which are primarily attributable to our efforts to scale our sales operations in the U.S., Europe and Canada, including the opening of new showrooms, partially offset by a decrease in the recognition of extended warranty expenses for ICE vehicles in line with our cessation of ICE vehicle production in 2023.

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

Net other operating income/(expenses)

For the year ended December 31, 2023, our net other operating expenses decreased by VND194.6 billion ($8.2 million), or 27.2%, to VND521.8 billion ($21.9 million) compared to VND716.4 billion for the year ended December 31, 2022. This decrease in net other operating expenses was primarily due to a decline in foreign exchange losses.

Operating loss

For the reasons described above, our operating loss decreased by VND1,845.3 billion, or 4.4%, to VND40,411.1 billion ($1,693.2 million) for the year ended December 31, 2023 compared to VND42,256.4 billion for the year ended December 31, 2022.

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

Tax expense

Our tax expenses decreased by VND857.6 billion, or 90.6%, to VND89.1 billion ($3.7 million) for the year ended December 31, 2023 compared to VND946.7 billion for the year ended December 31, 2022. Tax expenses in 2022 were primarily contributed by recognition of deferred tax liabilities in connection with our lease back of our automobile manufacturing plant and the related infrastructure transferred to VHIZ JSC. Tax expenses in 2023 comprise current income tax expenses of our subsidiaries in relation to the government grant received in connection with the development of our North Carolina manufacturing center and deferred tax income in relation to realization of deferred tax liabilities from lease back transaction with VHIZ.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND7,580.7 billion, or 15.2%, to VND57,429.6 billion ($2,406.3 million) for the year ended December 31, 2023 compared to VND49,848.9 billion for the year ended December 31, 2022.

B.Liquidity and Capital Resources

We have had negative net cash flows from operating activities, and expect our cash flows to remain negative at least for the near term, as we scale and ramp up production and sales of our vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam.

We had net losses of VND32,219.0 billion, VND49,848.9 billion and VND57,429.6 billion ($2,406.3 million) in 2021, 2022 and 2023, respectively. We had net cash flows used in operating activities of VND28,969.1 billion, VND35,628.4 billion and VND53,649.4 billion ($2,247.9 million), in 2021, 2022 and 2023, respectively. VinFast expects to continue to incur operating and net losses in the near term as it scales the production of its VF e34 (C-segment), VF 5 (A-segment), VF 6 (B-segment), VF 7 (C-segment), VF 8 (D-segment), VF 9 (E-segment) and VF 3 (mini cars segment) vehicles, establish its manufacturing operations and expand its marketing, sales and service network in its target markets outside of Vietnam. In addition, we had total current liabilities of VND66,225.2 billion and VND138,788.0 billion ($5,815.3 million) and accumulated losses of VND127,188.5 billion and VND184,546.0 billion ($7,732.6 million) as of December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had cash and cash equivalents of VND4,271.4 billion and VND 4,002.3 billion ($167.7 million), respectively. We hold and maintain cash and cash equivalents taking into account our current business plans, expected monthly cash flows from operations and expected monthly cash outlays on a monthly basis.

Since our inception, we have financed our operations primarily through debt and equity financing activities and grants, including support from our parent company, Vingroup, and Mr. Pham, in the form of borrowings, corporate loan guarantees, capital contributions and grants.

As of March 31, 2024, approximately $12.9 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In addition, we have entered into the Capital Funding Agreement (as defined herein) with Mr. Pham and the Initial Shareholders that provides a framework for us to receive up to VND60,000.0 billion (approximately $2.5 billion), consisting of VND24,000.0 billion (approximately $1.0 billion) in grants from Mr. Pham, directly or through Asian Star and VIG, as well as up to VND24,000 billion (approximately $1.0 billion) in loans and up to VND12,000.0 billion ($502.8 million) in grants from Vingroup by April 26, 2024, in amounts to be mutually agreed, at such time as required by us and subject to Mr. Pham and the Initial Shareholders having sufficient financial resources. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions — Transactions with Vingroup Affiliates — Capital Funding Agreement” in the Original Form 20 - F.

Our primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes.

Our capital expenditures (which are our purchases of property, plant and equipment and intangible assets, including deposit paid under construction contracts) paid during the years ended December 31, 2021, 2022 and 2023 were VND6,007.9 billion, VND17,681.7 billion and VND24,953.3 billion ($1,045.6 million), respectively. In 2021, our capital expenditures primarily comprised the purchase of machineries and equipment for our EV projects and the supplier park in our Hai Phong facility. In 2022, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. In 2023, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations at target markets and construction of the factory in the U.S. As of December 31, 2023, we had committed capital expenditures of VND10,021.5 billion ($419.9 million), which was primarily related to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance and construction of factories, showrooms and charging stations.

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

In 2022, we entered into a series of agreements with North Carolina state authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. As of December 31, 2023, our capital expenditures for the development of this manufacturing center were approximately $185.2 million (including capitalized interest). Our investments in the center to date have been financed through shareholder loans. We estimate that our total investment to develop our North Carolina manufacturing center will be approximately $1.4 billion. Such an estimate remains subject to market opportunities, demand and availability of financing. Thereafter, we intend to continue to invest in the development of this manufacturing center. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

In January 2024, VinFast India, our subsidiary, entered into an MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We expect our investments for Phase 1 to be up to $500 million, spanning for the next five years from the year 2024. Such an estimate remains subject to market opportunities, demand and availability of financing. We plan to finance our investments in this facility through shareholder loans, external debt or equity, and government subsidies. We have set an investment target of approximately $150 million to $200 million into Indonesia that we envision applying toward the establishment of a Completely Knocked Down facility, or “CKD facility,” with production capacity of approximately 50,000 cars per year and a target production start date, upon completion of Phase 1, by no later than 2026.

We intend to meet our present cash requirements, including our requirements in respect of working capital, capital expenditures and loan and borrowing obligations, through additional private and public debt and equity financing and expected financial support from Mr. Pham and our other affiliates, including proceeds from any sales of our ordinary shares by Asian Star and VIG pursuant to the First Resale Registration Statement, together with our existing third-party loans and borrowings and cash from operations. We expect to require additional external debt and/or equity financing in the future and intend to access both public and private markets for such financing, including to meet our future debt service obligations, fund our expected growth plans, and complete our manufacturing infrastructure investments, including the construction of our North Carolina, Indonesia and India manufacturing centers. The issuance of additional equity, including under the Yorkville Subscription Agreement and upon conversion of the Convertible Debenture, would result in dilution to our shareholders. See “Item 3 — D. Risk Factors — Risks Relating to Ownership of Our Ordinary Shares — Sales of a substantial number of our securities in the public market by our existing shareholders could potentially cause the price of our ordinary shares to fall” in the Original Form 20 - F.

The incurrence of debt financing would result in additional debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings. See also “Item 3 — D. Risk Factors — Risks Relating to Our Relationship with Vingroup — We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. Adverse business conditions or developments affecting our Vingroup affiliates could have an adverse effect on our business and results of operations. Due to our close association with Mr. Pham and our Vingroup affiliates, we could also be impacted by matters affecting their reputation, including litigation, regulatory or other matters.” and “Item 3 — D. Risk Factors — Risks Relating to Our Financial Position and Need for Additional Capital — We will require additional capital to support business growth. We expect to fund our capital requirements through, among other things, additional debt and equity financing, including related party financing. Such capital might not be available on commercially reasonable terms, or at all, and could, among other things, lead to dilution of your shareholding in our Company. If we cannot raise additional funds on commercially acceptable terms when we need them, our operations and prospects could be negatively affected.” in the Original Form 20 - F. In addition, our future capital requirements and results of operations may vary materially from those currently planned and will depend on many factors, including the timing of new products and services introductions, market acceptance of our offerings, the expansion of manufacturing activities, the extent of spending on R&D efforts and other growth initiatives and overall economic conditions.

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

Net cash flows used in operating activities

Net cash flows used in operating activities for the year ended December 31, 2023 were VND53,649.4 billion ($2,247.9 million). The difference between our net cash flows used in operating activities and our net loss for the year of VND57,429.6 billion ($2,406.3 million) for the year ended December 31, 2023 was primarily the result of adjustments for the following items: VND8,679.1 billion ($363.7 million) of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND5,849.2 billion ($245.1 million) of depreciation of property, plant and equipment, VND2,833.5 billion ($118.7 million) of change in amortized costs of financial instruments measured at amortized cost, VND4,879.8 billion ($204.5 million) of net losses on financial instruments at fair value through profit or loss and VND1,303.9 billion ($54.6 million) of impairment of goodwill, assets and changes in fair value of held for sale assets. Net cash flows used in operating activities for the year ended December 31, 2023 also reflected a VND22,376.2 billion ($937.6 million) decrease in working capital, primarily attributable to an increase in inventories of VND13,233.7 billion ($554.5 million) mainly due to our reservation of raw materials for EV production in the year 2024, and a VND9,381.1 billion ($393.1 million) decrease in trade payables, deferred revenue and other payables, partially offset by a decrease in trade receivables advance to suppliers, net investment in sales-type lease of VND1,788.9 billion ($75.0 million).

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

D.Trend Information

Except as amended in this Amendment, please refer to “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the Original Form 20 - F for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Revenue recognition

Sales of vehicles (automobiles, e-scooters)

We identify the individuals, entities, distributors and the commercial banking partners/leasing companies who purchase the vehicles, as the customers in the contracts for sales of automobiles and e-scooters produced by us. A sale is recognized in revenue at the point in time when control of a vehicle is transferred to a customer. From January 2022 onwards, we provide extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. See “— Warranty provisions.”

We enter into a bill-and-hold arrangement when we sell a vehicle to a customer, and the vehicle at the customer’ direction is stored at the locations owned or leased by us for a period of time until it is delivered to the customer at the customer’s request (the “Bill-and-Hold Arrangement(s)”). Even though the vehicle remains in our possession, a sale is recognized when the customer obtains control of the vehicle, which occurs when the customer’s acceptance specifications have been met, legal title has been transferred, the customer has a present obligation to pay for the vehicle and the risks and rewards of ownership have been transferred to the customer. In addition, in order for control to be transferred to the customer, all the following Bill-and-Hold Arrangements criteria must be met: (i) the reason for the bill-and-hold arrangement must be substantive, (ii) the product must be identified separately as belonging to the customer, (iii) the product currently must be ready for physical transfer to the customer and (iv) we do not have the ability to use the product or to direct it to another customer.

In April 2023, we launched a residual value guarantee (“RVG”) program in Vietnam of which we have the choice to repurchase VinFast EVs from customers after five years of their use at certain predetermined prices. Alternatively, we may choose to compensate for the deficit, which is the difference between the amounts recovered by the customer when sold to a third party and the pre-determined price. If customers choose to sell to a third party prior to our refusal, they are not entitled to the RVG, i.e., we are not obligated to pay the above-mentioned difference. We account for the program in accordance with ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers.

We also provide the RVG program to our commercial banking partners/leasing companies in connection with our vehicle leasing programs. We account for the vehicle leasing programs in accordance with ASC 842, Leases, ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. The residual amount of transaction price is allocated among performance obligations. The guarantee liability represents the estimated amount we expect to pay. We incorporate information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability.

Sales of merchandise (automobiles)

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

Rendering of services

Revenue from rendering of services, which is mainly composed of aftersales services and charging services, is recognized over time based on the level of work completion when the outcome of all contracts can be reasonably ascertained.

For more details, see Note 2.1.r) (Summary of Significant Accounting Policies - Revenue Recognition) to the Restated Financial Statements included elsewhere in this Amendment.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.Compensation

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On July 29, 2024, we were required to prepare an accounting restatement of the Prior Financial Statements. For more information, see the Explanatory Note to this Amendment. Our Compensation Committee and our Board have concluded that there was no erroneously awarded compensation. The Committee and Board applied our recovery of erroneously awarded compensation policy to this restatement and concluded that none of our officers subject to our compensation recovery policy received compensation that was dependent in whole or part on a financial reporting measure.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

B.Related Party Transactions

Transactions with Vingroup Affiliates

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

On December 28, 2023, our subsidiary entered into a vehicle sale agreement with GSM for the sale and delivery of 14,600 EVs for a total consideration of VND10,007.1 billion ($419.3 million). The agreement is valid until terminated by mutual agreement and may be terminated by us if GSM fails to receive a vehicle on its delivery date or to settle any payment within 60 days from the due date.

As of December 31, 2023, we have delivered approximately 23,900 EVs and 30,700 e-scooters to GSM pursuant to the vehicle sale agreements with GSM. For the year ended December 31, 2023, we received VND20,026.7 billion ($839.1 million) from the sale of vehicles to GSM.

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

In addition to the agreement with GSM, we entered into vehicle sale agreements (i) in 2022 with Vinpearl for the sale of VND39.4 billion in EVs to Vinpearl, (ii) in 2023 with Vinhomes for the sale of VND1,358.0 billion ($56.9 million) in EVs to Vinhomes and (iii) in 2022 and 2023 with Vingroup for the sale of VND21.0 billion and VND23.1 billion ($1.0 million), respectively, in EVs and the provision of electric battery rental services to Vingroup. Vingroup is also required to pay us a fixed battery rental fee of VND2.2 million ($92.2) per month per vehicle. The agreements are valid until terminated by Vinpearl, Vinhomes, or Vingroup, by mutual agreement or by us in case of breach by Vinpearl, Vinhomes, or Vingroup.

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

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” of this Amendment for our consolidated financial statements and other financial information.

B.Significant Changes

Except as disclosed elsewhere in this Amendment, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Amendment.

PART II

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

We believe that these material weaknesses in our internal control contributed to the accounting errors giving rise to the restatement of our consolidated financial statements as of and for the year ended December 31, 2023. Those accounting errors are related, among others, to the accounting for bill-and-hold transactions under ASC 606, including, but not limited to, the identification, evaluation, documentation, and disclosure of an appropriate accounting policy for bill-and-hold transactions under ASC 606 and the identification and evaluation of a change in agreement terms that should have resulted in a change in our accounting and disclosure for bill-and-hold transactions.

Remediation Plan

As a result of the foregoing, we developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we have implemented and are implementing include:

●	in July 2024, we hired an accounting executive for our North American operations with knowledge of, skills and experience in U.S. GAAP, and we plan to continue hiring additional personnel to strengthen our accounting team’s capabilities and ability to comply with U.S. GAAP and SEC reporting requirements;
●	we are conducting regular and routine internal controls and global compliance trainings for our employees;
●	we have enhanced, and in light of the restatement of the Prior Financial Statements, plan to continue enhancing our training programs and procedures for the continuous review and updating of financial statements based on changes to accounting standards and regulations, including through the engagement of third-party U.S. GAAP experts to provide routine updates on the U.S. GAAP reporting process, SEC reporting requirements and procedures and industry expertise in order to upskill our financial reporting and accounting personnel;
●	we have established and will continue to refine the roles and responsibilities for accounting and financial reporting staff across our Company. We are also in the process of implementing specific qualitative indicators in relation to the closing of the general ledger and the preparation of financial statements to enhance the control layers around U.S. GAAP accounting entries and estimates;

●	we developed and will continue to refine our U.S. GAAP accounting policy manual to accommodate new transactions as we expand into overseas markets, and we engaged third-party U.S. GAAP experts to formalize our US. GAAP accounting manual to ensure its consistent application within the Group;
●	we have been improving coordination between the accounting department and other related departments across the Group in pooling necessary information for preparation of complete and accurate financial statements in a timely and consistent manner and with well-established quality control protocols; and
●	we continue to update the documenting process and testing control procedures used in the preparation of financial statements, including, in cases where there is a change in operations, entity level, process level and IT general controls, to comply with the requirements of Section 404 of the SOX Act by establishing process guidelines, a risk and control matrix and a guideline for evaluating the effectiveness of internal control over financial reporting.

The material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, particularly enhancing our accounting policies and procedures for the preparation of U.S. GAAP consolidated financial statements and the knowledge, skills and experience of our financial reporting and accounting personnel in the application of U.S. GAAP and SEC rules. Therefore, we will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above and perform additional procedures prescribed by management. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.”

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto beginning on page F-1 of this Amendment.

ITEM 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
1.1	Constitution of VinFast	Form 20-F	001-41782	1.1	August 18, 2023
2.1	Specimen Ordinary Share Certificate of VinFast	Form 20-F	001-41782	2.1	August 18, 2023
2.2	Specimen Warrant Certificate of VinFast	Form F-4/A	333-272663	4.5	June 15, 2023
2.3	Assignment, Assumption and Amendment Agreement (including the Warrant Agreement annexed therein), dated as of August 11, 2023, by and among VinFast, Black Spade and Continental Stock Transfer & Trust Company	Form 20-F	001-41782	4.7	August 18, 2023
2.4	Description of securities registered under Section 12 of the Exchange Act	Form 20-F	001-41782	2.4	April 25,2024
4.1	Business Combination Agreement, dated as of May 12, 2023, by and among VinFast, Black Spade and Merger Sub	Form F-4/A	333-272663	2.1	June 15, 2023
4.2	First Amendment to Business Combination Agreement, dated as of June 14, 2023 by and among VinFast, Black Spade and Merger Sub	Form F-4/A	333-272663	2.2	June 15, 2023
4.3†	Shareholders Support and Lock-Up Agreement and Deed, dated May 12, 2023, between VinFast and Black Spade	Form F-4/A	333-272663	10.1	June 15, 2023
4.4†	Sponsor Support and Lock-Up Agreement and Deed, dated May 12, 2023, among VinFast, Black Spade and the Sponsor	Form F-4/A	333-272663	10.2	June 15, 2023
4.5	First Amendment to Sponsor Support Agreement, dated as of June 14, 2023, by and among VinFast, Black Spade and the Sponsor	Form F-4/A	333-272663	10.3	June 15, 2023
4.6	Registration Rights Agreement, dated as of August 11, 2023, by and among VinFast and the holder parties thereto	Form 20-F	001-41782	4.6	August 18, 2023
4.7	Letter Agreement, dated July 15, 2021, among Black Spade and certain security holders	Form F-4/A	333-272663	10.7	June 15, 2023
4.8+	VinFast Incentive Award Plan	Form 20-F	001-41782	4.9	August 18, 2023
4.9+	Form of Indemnification Agreement between VinFast and its Directors and Officers	Form F-4/A	333-272663	10.11	June 15, 2023
4.10‡	In-Principal Asset Sale Agreement, dated December 30, 2021, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.12	June 15, 2023
4.11‡	Amendment and Supplement to the In-Principal Asset Sale Agreement, dated March 25, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.13	June 15, 2023

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
4.12‡	Amendment and Supplement No. 2 to the In-Principal Asset Sale Agreement, dated May 15, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.14	June 15, 2023
4.13‡	Battery Sale and Purchase Framework Agreement, dated September 23, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.15	June 15, 2023
4.14‡	Consultancy Service Agreement, dated September 23, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.16	June 15, 2023
4.15‡	In-principle Agreement for Purchase of Goods, dated October 29, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.17	June 15, 2023
4.16‡†	Factory Lease Agreement, dated February 24, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4/A	333-272663	10.18	June 15, 2023
4.17‡	Amendment No. 2 to the Factory Lease Agreement, dated February 28, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4/A	333-272663	10.19	June 15, 2023
4.18‡	Amendment No. 3 to the Factory Lease Agreement, dated March 29, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4/A	333-272663	10.20	June 15, 2023
4.19‡	Amendment No. 4 to the Factory Lease Agreement, dated November 1, 2022, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.19	April 25, 2024
4.20‡†	Amendment No. 5 to the Factory Lease Agreement, dated December 10, 2022, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.20	April 25, 2024
4.21‡†	Factory Lease Agreement, dated January 15, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.21	April 25, 2024
4.22‡†	Amendment No. 5 to the Factory Lease Agreement, dated February 1, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.22	April 25, 2024
4.23‡†	Amendment No. 6 to the Factory Lease Agreement, dated October 1, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.23	April 25, 2024
4.24	Financial Support Letter, dated March 14, 2024, by and between Vingroup and VinFast	Form F-1/A	333-274475	10.18	March 20, 2024
4.25‡†	Deed Poll, dated April 29, 2022, relating to Vingroup’s fixed rate exchangeable bonds due 2027	Form F-4/A	333-272663	10.22	June 15, 2023
4.26‡	Supplemental Deed Poll, dated April 12, 2024, relating to Vingroup’s $625,000,000 fixed rate exchangeable bonds due 2027	Form 20-F	001-41782	4.26	April 25, 2024
4.27	Site Development Agreement, dated July 1, 2022, by and between the North Carolina Department of Commerce, VinFast Manufacturing US, LLC and Vingroup.	Form F-4/A	333-272663	10.25	June 15, 2023
4.28	Option to Purchase Real Estate, dated November 8, 2022, by and between North Carolina Department of Commerce and VinFast Manufacturing US, LLC	Form F-4/A	333-272663	10.26	June 15, 2023
4.29	Community Economic Development Agreement, dated March 29, 2022, by and between the Economic Investment Committee of the State of North Carolina, VinFast Manufacturing US, LLC, VinFast Vietnam, VinFast Trading & Investment Pte. Ltd. and VinES	Form F-4/A	333-272663	10.27	June 15, 2023
4.30	Ordinary Shares Subscription Agreement, dated June 30, 2023, by and between VinFast and Gotion	Form F-4/A	333-272663	10.28	June 15, 2023
4.31	Backstop Subscription Agreement, dated August 10, 2023, by and among VinFast, Black Spade and Lucky Life	Form 20-F	001-41782	4.28	August 18, 2023
4.32	Standby Equity Subscription Agreement, dated October 20, 2023, by and between VinFast and Yorkville	Form 6-K	001-41782	99.1	October 20, 2023

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
4.33	Securities Purchase Agreement, dated December 29, 2023, by and between VinFast and the investor listed therein	Form 6-K	001-41782	99.1	December 29, 2023
4.34	Convertible Debenture, dated December 29, 2023, by and between VinFast and Yorkville	Form 6-K	001-41782	99.2	December 29, 2023
4.35	Registration Rights Agreement, dated December 29, 2023, by and between VinFast and Yorkville	Form 6-K	001-41782	99.3	December 29, 2023
4.36	Global Guaranty Agreement, dated December 29, 2023, by Vingroup USA, LLC	Form 6-K	001-41782	99.4	December 29, 2023
8.1	List of subsidiaries of VinFast	Form F-1/A	333-274475	21.1	March 20, 2024
12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Vietnam Limited, an independent registered public accounting firm.
97.1	VinFast Policy for Recovery of Erroneously Awarded Compensation	Form 20-F	001-41782	97.1	April 25, 2024
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
**	Furnished herewith.
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

VINFAST AUTO LTD.
Date: September 10, 2024	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

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

Restatement of December 31, 2023 Consolidated Financial Statements

As discussed in Note 2.2 to the consolidated financial statements, the Company’s December 31, 2023 consolidated financial statements have been restated to correct misstatements.

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

Ho Chi Minh City, Vietnam

March 20, 2024, except for the effects on the consolidated financial statements of the correction of an error as described in Note 2.2, as to which the date is September 10, 2024.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS

as at December 31, 2023 and 2022

		As of December 31,
	Notes	2022	2023	2023
			(Restated)	(Restated)
		VND million	VND million	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4	4,271,442	4,002,272	167,697,645
Trade receivables	5	652,922	464,526	19,463,924
Advances to suppliers	6	8,968,752	4,644,575	194,610,534
Inventories, net	7	21,607,277	29,342,061	1,229,450,306
Short-term prepayments and other receivables	8	6,457,169	7,320,773	306,744,867
Short-term derivative assets	20	532,718	548,010	22,961,954
Current net investment in sales-type lease	17	5,448	87,552	3,668,482
Short-term investments		3,902	4,105	172,002
Short-term amounts due from related parties	22	1,978,097	2,605,366	109,166,429
Assets classified as held for sale	23	360,893	—	—
Total current assets		44,838,620	49,019,240	2,053,936,143

NON-CURRENT ASSETS
Trade receivables		—	110,312	4,622,142
Property, plant and equipment, net	9	57,188,667	67,678,974	2,835,790,413
Intangible assets, net	10	1,461,071	1,291,720	54,123,858
Goodwill	10	272,203	—	—
Operating lease right-of-use assets	17	4,558,983	7,074,785	296,437,819
Long-term derivative assets	20	696,332	66,124	2,770,636
Long-term advances to suppliers	6	29,082	—	—
Long-term prepayments		7,611	194,020	8,129,557
Non-current net investment in sales-type lease	17	82,062	620,665	26,006,243
Long-term amounts due from related parties	22	44,533	47,443	1,987,891
Other non-current assets		4,426,135	5,525,364	231,516,132
Total non-current assets		68,766,679	82,609,407	3,461,384,691
TOTAL ASSETS		113,605,299	131,628,647	5,515,320,833

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

CONSOLIDATED BALANCE SHEETS (continued)

as at December 31, 2023 and 2022

		As of December 31,
	Notes	2022	2023	2023
			(Restated)	(Restated)
		VND million	VND million	USD
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	11	14,579,553	39,894,782	1,671,615,771
Convertible debenture	12	—	1,190,475	49,881,631
Short-term financial liabilities	20	—	18,258,063	765,024,009
Trade payables		16,636,820	11,063,663	463,574,248
Deposits and down-payment from customers	13	1,572,537	1,187,903	49,773,862
Short-term deferred revenue	14	107,448	173,582	7,273,192
Short-term accruals	15	11,056,666	11,137,428	466,665,047
Other current liabilities	16	4,177,978	10,023,786	420,002,765
Current portion of operating lease liabilities	17	768,883	1,520,305	63,701,710
Amounts due to related parties	22	17,325,317	44,338,043	1,857,791,125
Total current liabilities		66,225,202	138,788,030	5,815,303,360
NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	11	41,624,960	30,170,149	1,264,147,700
Long-term derivative and financial liabilities	20,21	15,180,723	137,057	5,742,772
Other non-current liabilities	16	606,429	2,194,253	91,940,543
Non-current operating lease liabilities	17	3,256,351	5,327,457	223,223,707
Long-term deferred revenue	14	499,395	1,779,362	74,556,356
Deferred tax liabilities	18	947,981	925,687	38,786,852
Long-term accruals		16,007	123,867	5,190,103
Amounts due to related parties	22	21,918,710	18,151,355	760,552,879
Total non-current liabilities		84,050,556	58,809,187	2,464,140,912
Commitments and contingencies	25
EQUITY
Ordinary shares no par value – VinFast Auto (2,299,999,998 and 2,337,788,498 shares issued and outstanding as of December 31, 2022 and 2023, respectively)		871,021	9,847,536	412,617,783
Accumulated losses		(127,188,455)	(184,546,025)	(7,732,591,343)
Additional paid-in capital		12,311,667	31,748,427	1,330,278,513
Other comprehensive loss		(104,065)	(385,873)	(16,168,315)
Deficit attributable to equity holders of the parent		(114,109,832)	(143,335,935)	(6,005,863,362)
Non-controlling interests		77,439,373	77,367,365	3,241,739,923
Total deficit		(36,670,459)	(65,968,570)	(2,764,123,439)
TOTAL DEFICIT AND LIABILITIES		113,605,299	131,628,647	5,515,320,833

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

CONSOLIDATED STATEMENT OF OPERATIONS

the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
	Notes	2021	2022	2023	2023
				(Restated)	(Restated)
		VND million	VND million	VND million	USD
Revenues
Sales of vehicles		13,898,621	12,391,500	25,418,184	1,065,037,459
Sales of merchandise		1,405,368	112,206	142,800	5,983,407
Sales of spare parts and components		538,216	2,072,628	882,146	36,962,457
Rendering of services		96,577	222,732	455,351	19,079,485
Rental income
Revenue from leasing activities		89,400	166,525	1,005,388	42,126,372
Revenues (*)		16,028,182	14,965,591	27,903,869	1,169,189,181
Cost of vehicles sold		(23,326,953)	(24,660,149)	(38,448,507)	(1,611,015,964)
Cost of merchandise sold		(1,398,339)	(151,353)	(155,959)	(6,534,778)
Cost of spare parts and components sold		(437,195)	(1,869,084)	(608,611)	(25,501,173)
Cost of rendering services		(65,376)	(389,635)	(1,049,726)	(43,984,162)
Cost of leasing activities		(56,095)	(162,275)	(971,154)	(40,691,947)
Cost of sales		(25,283,958)	(27,232,496)	(41,233,957)	(1,727,728,023)
Gross loss		(9,255,776)	(12,266,905)	(13,330,088)	(558,538,842)
Operating expenses:
Research and development costs		(9,255,376)	(19,939,898)	(14,516,962)	(608,269,589)
Selling and distribution costs		(2,203,839)	(5,213,739)	(5,661,145)	(237,205,439)
Administrative expenses		(2,424,560)	(4,010,012)	(5,269,780)	(220,807,006)
Compensation expenses	16	(4,340,322)	(109,431)	(1,111,317)	(46,564,862)
Net other operating income/(expenses)	19	412,472	(716,379)	(521,774)	(21,862,650)
Operating loss		(27,067,401)	(42,256,364)	(40,411,066)	(1,693,248,387)
Finance income	19	446,139	88,060	83,853	3,513,492
Finance costs	19	(4,598,235)	(7,959,840)	(12,133,400)	(508,396,883)
Net gain/(loss) on financial instruments at fair value through profit or loss		(1,710,029)	1,226,012	(4,879,833)	(204,467,988)
Investment gain		956,588	—	—	—
Share of losses from equity investees		(36,786)	—	—	—
Loss before income tax expense		(32,009,724)	(48,902,132)	(57,340,446)	(2,402,599,765)
Tax expense	18	(209,237)	(946,738)	(89,132)	(3,734,685)
Net loss for the year		(32,218,961)	(49,848,870)	(57,429,578)	(2,406,334,451)
Net loss attributable to non-controlling interests		(35,234)	(65,075)	(74,765)	(3,132,699)
Net loss attributable to controlling interest		(32,183,727)	(49,783,795)	(57,354,813)	(2,403,201,751)
(*)	Including sales to related parties in 2021, 2022 and 2023 of VND516,546 million, VND2,378,858 million and VND19,305,452 million (USD808.9 million), as restated, respectively.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS

for the years ended December 31, 2023, 2022 and 2021

		For the year ended December 31,
	Notes	2021	2022	2023	2023
				(Restated)	(Restated)
		VND million	VND million	VND million	USD
Net loss for the year		(32,218,961)	(49,848,870)	(57,429,578)	(2,406,334,451)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(102,084)	(40,571)	(281,808)	(11,807,928)
Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(102,084)	(40,571)	(281,808)	(11,807,928)

Total comprehensive loss for the year, net of tax		(32,321,045)	(49,889,441)	(57,711,386)	(2,418,142,378)
Net loss attributable to non-controlling interests		(35,234)	(65,075)	(74,765)	(3,132,699)
Comprehensive loss attributable to controlling interest		(32,285,811)	(49,824,366)	(57,636,621)	(2,415,009,679)

		VND	VND	VND	USD

Net loss per share attributable to ordinary shareholders
Basic and diluted	19	(20,386)	(21,654)	(24,820)	(1.04)

					Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted		1,578,726,324	2,299,008,659	2,310,823,009	2,310,823,009

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

			Additional
			paid-in				Total
	Number of	Ordinary	capital	Accumulated	Other	Non-controlling	Shareholders’
	shares of	shares -	VinFast	losses	comprehensive	interests	equity (deficit)
	VinFast Auto	VinFast Auto	Auto	(Restated)	loss	(Restated)	(Restated)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
Balance as of January 1, 2023	2,299,999,998	871,021	12,311,667	(127,188,455)	(104,065)	77,439,373	(36,670,459)
Net loss for the year, as restated	—	—	—	(57,354,813)	—	(74,765)	(57,429,578)
Foreign currency translation adjustments	—	—	—	—	(281,808)	—	(281,808)
Total comprehensive income/(loss) (Restated)	2,299,999,998	871,021	12,311,667	(184,543,268)	(385,873)	77,364,608	(94,381,845)
Issuance of ordinary shares	26,897,366	6,076,150	(1,470,984)	—	—	—	4,605,166
Share based compensation to service providers	32,463	6,020	—	—	—	—	6,020
Commitment shares issued under Standby Equity Subscription Agreement	800,000	118,828	(6,528)	—	—	—	112,300
Warrants exercised and additional paid to convert into capital	10,058,671	2,775,517	122,403	—	—	—	2,897,920
Changes in ownership in existing subsidiaries without losing control	—	—	—	(2,757)	—	2,757	—
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	144,083	—	—	—	144,083
Deemed contribution from owners through donation(*)	—	—	20,647,786	—	—	—	20,647,786
Balance as of December 31, 2023 (Restated)	2,337,788,498	9,847,536	31,748,427	(184,546,025)	(385,873)	77,367,365	(65,968,570)
USD (Restated)	—	412,617,783	1,330,278,513	(7,732,591,343)	(16,168,315)	3,241,739,923	(2,764,123,439)
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

		For the year ended December 31,
	Notes	2021	2022	2023	2023
				(Restated)	(Restated)
		VND million	VND million	VND million	USD
OPERATING ACTIVITIES
Net loss for the year		(32,218,961)	(49,848,870)	(57,429,578)	(2,406,334,451)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	9	3,981,389	3,924,658	5,849,238	245,086,650
Amortization of intangible assets	10	897,562	2,341,850	466,454	19,544,708
Impairment of goodwill, assets and changes in fair value of held for sale assets		164,978	1,133,743	1,303,932	54,635,548
Amortization of finance lease right-of-use assets		12,421	—	—	—
Changes in operating lease right-of-use assets		273,270	448,651	1,162,222	48,697,813
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories		6,513,514	5,988,521	8,679,116	363,660,270
Allowance against receivables		206,325	172,571	—	—
Deferred income tax expenses	18	150,536	946,738	(22,294)	(934,174)
Unrealized foreign exchange (gain)/losses		(448,262)	744,989	773,198	32,397,469
Investment (gain)/loss		(956,588)	18,962	—	—
Net loss/(gain) on financial instruments at fair value through profit or loss		1,710,029	(1,226,012)	4,879,833	204,467,988
Change in amortized costs of financial instruments measured at amortized cost	19	1,156,118	1,999,914	2,833,459	118,723,665
Share-based compensation expenses		—	—	150,103	6,289,408
Loss on disposal of fixed assets		113,395	—	81,165	3,400,863
Share of losses from equity investees		36,786	—	—	—
Change in working capital:
Trade receivables, advance to suppliers, net investment in sales-type lease		(7,406,143)	622,707	1,788,892	74,955,669
Inventories		(3,857,721)	(20,241,698)	(13,233,711)	(554,500,587)
Trade payables, deferred revenues, and other payables		760,098	17,792,820	(9,381,089)	(393,073,325)
Operating lease liabilities		(224,085)	(420,877)	(911,530)	(38,193,665)
Prepayments, other receivables and other assets		166,251	(27,080)	(638,776)	(26,765,105)
Net cash flows used in operating activities		(28,969,088)	(35,628,413)	(53,649,366)	(2,247,941,256)

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
Riverside Eco-Urban
Area, Viet Hung Ward,
Long Bien District,
Hanoi, Vietnam
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden,	Trading, importing and
							Bethmannstraße	exporting equipment,
							8/Berliner Straße 51 –	components and spare
							60311 Frankfurt am	parts for automobiles,
							Main, Germany	e-scooters and related goods
5	VinFast Engineering Australia Pty Ltd	VinFast Australia	100.0	99.9	100.0	99.9	234 Balaclava Road,	Automobile designing,
							Caulfield North, VIC	collaborating in
							3161, Australia	technological research,
importing and distributing goods
6	Vingroup Investment	Vingroup Investment	99.3	99.2	99.3	99.2	No. 7, Bang Lang 1	Consultancy and
	Vietnam JSC						Street, Vinhomes	investment activities
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

1ORGANIZATION AND NATURE OF OPERATIONS (continued)

(a)The Corporate information (continued)

The Group consists of the following entities as of the reporting dates (continued):

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
							18., Karet Kuningan
							Village/ Subdistrict,
							District. Setiabudi, City Adm.
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

1ORGANIZATION AND NATURE OF OPERATIONS (continued)

(c)Standby Equity Subscription Agreement

On October 20, 2023, the Company entered into a Standby Equity Subscription Agreement (the “Yorkville Subscription Agreement”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership, (“Yorkville”), pursuant to which, the Company has the right, but not the obligation, to issue to Yorkville, and Yorkville has the obligation to subscribe for, ordinary shares for an aggregate subscription amount of up to $1.0 billion, at any time from the date of the Yorkville Subscription Agreement until November 1, 2026, unless earlier terminated pursuant to the Yorkville Subscription Agreement, subject to certain conditions.

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

The Group has been incurring losses from operations since inception. The Group incurred net losses of VND57,429.6 billion (USD2,406.3 million), as restated, for the year ended December 31, 2023 and accumulated losses of VND184,546.0 billion (USD7,732.6 million), as restated, as of this same date. Additionally, the Group is also in a net current liability position of VND 89,768.8 billion (USD3,761.4 million), as restated, as of December 31, 2023.

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)Asset acquisitions (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)Property, plant and equipment (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)Intangible assets (continued)

Licenses (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)Leases (continued)

The Group as a lessee (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)Leases (continued)

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

r)Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals, entities, distributors and the commercial banking partner/leasing company who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. Contracts with customers may include lease and non-lease components, comprising various performance obligations.

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

The Group generally determines standalone selling prices based on observable price of the goods and services — i.e., actual selling prices charged to customers for vehicles are the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using appropriate data that reflects the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation and the lease component (where applicable), and changes in judgements on these assumptions and estimates may impact the revenue recognition. The allocated purchase consideration for the sales of vehicles (including sales of battery where applicable) is recognized in revenue at the point in time when control of the vehicles is transferred to the customers.

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r)Revenue recognition (continued)

Bill-and-hold arrangement

The Group enters into bill-and-hold arrangement, whereby the Group sells vehicles to customers, and the vehicles at the customers’ direction are stored at the locations owned or leased by the Group for a period of time until it is transferred to the customer at a point in time in the future. Even though the vehicles remain in the Group’s possession, a sale is recognized at the point in time when the customer obtains control of the vehicles. Control in bill and hold transactions is transferred to the customer when customer’s acceptance specifications have been met, legal title has transferred, the customer has a present obligation to pay for the vehicle and the risk and rewards of ownership have transferred to the customer. In addition, all the following bill and hold criteria have been met in order for control to be transferred to the customer: the reason for the bill-and-hold arrangement must be substantive, the product must be identified separately as belonging to the customer, the product currently must be ready for physical transfer to the customer, and the Group does not have the ability to use the product or to direct it to another customer.

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r)Revenue recognition (continued)

US and Canadian market (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v)Taxes (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w)Share-based payment (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z)Fair value measurement (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

2.1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ae)Recent accounting pronouncements (continued)

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

2.2.RESTATEMENT OF THE FINANCIAL STATEMENTS

The financial statements of the Group as of December 31, 2023 and for the year then ended were restated for a correction of accounting errors relating to recognition of revenue from sale of vehicles on the bill-and-hold basis, an omission of disclosure of accounting policy on the bill-and-hold sale transaction (see Note 2.1 (r)) and an error in accounting for an after-sale policy. Details are as follows:

-

The sale of 454 electric vehicles and 2,192 e-scooters to GSM JSC were invoiced and recorded as revenue in fiscal year 2023. However, the dispatching for delivery began in early 2024. Therefore, the Group corrected this error by adjusting the corresponding revenue, amount due to a related party, other receivables, cost of sale, inventories, accrual for sale transaction, warranty provided and the related impact of provision for inventories;

-

The Group sold 205 electric vehicles to an unrelated third party in Vietnam in 2023 and recognized revenue from those sales for fiscal year 2023. However, the risks and controls of those vehicles had not been fully transferred to the customer. Therefore, the Group corrected this error by adjusting the corresponding revenue, advance from customer, other receivables, cost of sale, inventories, accrual for sale transaction, warranty provided and the related impact of provision for inventories; and

-

In June 2023, the Group announced an after-sales policy that provides eligible customers with cash or service vouchers if their vehicles experience a technical issue that requires servicing. The Group recognized expenses in relation to vehicles sold prior to effectiveness of this policy in selling and distribution costs in fiscal year 2023 rather than as a reduction to revenue. As the after-sales expenses policy is tied to previously recognized revenue and current customer agreements, the support provided is consideration payable to a customer and should have been recorded as a reduction to revenue during fiscal year 2023. Accordingly, the Group corrected this error by decreasing selling and distribution costs and revenue by the same amount.

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

2.2.RESTATEMENT OF THE FINANCIAL STATEMENTS (continued)

The financial statements of the Group as of December 31, 2023 and for the year then ended have been updated to correct these above accounting errors. Details are as follows:

CONSOLIDATED BALANCE SHEET
	As previously	Restatement
	reported	adjustments	As restated	As restated
As of December 31, 2023	VND million	VND million	VND million	USD
ASSETS
Inventories, net	28,665,995	676,066	29,342,061	1,229,450,306
Short-term prepayments and other receivables	7,229,475	91,298	7,320,773	306,744,867
Short-term amounts due from related parties	3,080,663	(475,297)	2,605,366	109,166,429
Total current assets	48,727,173	292,067	49,019,240	2,053,936,143
TOTAL ASSETS	131,336,580	292,067	131,628,647	5,515,320,833

EQUITY AND LIABILITIES
CURRENT LIABILITIES
Deposits and down-payment from customers	864,416	323,487	1,187,903	49,773,862
Short-term accruals	11,150,656	(13,228)	11,137,428	466,665,047
Other current liabilities	10,027,293	(3,507)	10,023,786	420,002,765
Total current liabilities	138,481,278	306,752	138,788,030	5,815,303,360
Other non-current liabilities	2,220,295	(26,042)	2,194,253	91,940,543
Long-term deferred revenue	1,810,098	(30,736)	1,779,362	74,556,356
Total non-current liabilities	58,865,965	(56,778)	58,809,187	2,464,140,912
Accumulated losses	(184,588,076)	42,051	(184,546,025)	(7,732,591,343)
Deficit attributable to equity holders of the parent	(143,377,986)	42,051	(143,335,935)	(6,005,863,362)
Non-controlling interests	77,367,323	42	77,367,365	3,241,739,923
Total deficit	(66,010,663)	42,093	(65,968,570)	(2,764,123,439)
TOTAL DEFICIT AND LIABILITIES	131,336,580	292,067	131,628,647	5,515,320,833

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2023
Sales of vehicles	26,226,366	(808,182)	25,418,184	1,065,037,459
Revenues	28,712,051	(808,182)	27,903,869	1,169,189,181
Cost of vehicles sold	(39,153,375)	704,868	(38,448,507)	(1,611,015,964)
Cost of sales	(41,938,825)	704,868	(41,233,957)	(1,727,728,023)
Gross loss	(13,226,774)	(103,314)	(13,330,088)	(558,538,842)
Selling and distribution costs	(5,806,552)	145,407	(5,661,145)	(237,205,439)
Operating loss	(40,453,159)	42,093	(40,411,066)	(1,693,248,387)
Loss before income tax expense	(57,382,539)	42,093	(57,340,446)	(2,402,599,765)
Net loss for the year	(57,471,671)	42,093	(57,429,578)	(2,406,334,451)
Net loss attributable to non-controlling interests	(74,807)	42	(74,765)	(3,132,699)
Net loss attributable to controlling interest	(57,396,864)	42,051	(57,354,813)	(2,403,201,751)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

2.2.RESTATEMENT OF THE FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS
	As previously	Restatement
	reported	adjustments	As restated	As restated
For the year ended December 31, 2023	VND million	VND million	VND million	USD
Net loss for the year	(57,471,671)	42,093	(57,429,578)	(2,406,334,451)
Total comprehensive loss for the year, net of tax	(57,753,479)	42,093	(57,711,386)	(2,418,142,378)
Net loss attributable to non-controlling interests	(74,807)	42	(74,765)	(3,132,699)
Comprehensive loss attributable to controlling interest	(57,678,672)	42,051	(57,636,621)	(2,415,009,679)
	VND	VND	VND	USD
Net loss per share attributable to ordinary shareholders
Basic and diluted	(24,838)	18	(24,820)	(1.04)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the year ended December 31, 2023
Accumulated losses	(184,588,076)	42,051	(184,546,025)	(7,732,591,343)
Non-controlling interests	77,367,323	42	77,367,365	3,241,739,923
Total Shareholders’ equity	(66,010,663)	42,093	(65,968,570)	(2,764,123,439)

CONSOLIDATED STATEMENTS OF CASH FLOW
For the year ended December 31, 2023
Net loss for the year	(57,471,671)	42,093	(57,429,578)	(2,406,334,451)
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	8,692,883	(13,767)	8,679,116	363,660,270
Change in working capital:
Trade receivables, advance to suppliers, net investment in sales-type lease	1,313,596	475,296	1,788,892	74,955,669
Inventories	(12,541,863)	(691,848)	(13,233,711)	(554,500,587)
Trade payables, deferred revenues, and other payables	(9,660,611)	279,522	(9,381,089)	(393,073,325)
Prepayments, other receivables and other assets	(547,480)	(91,296)	(638,776)	(26,765,105)

The disclosure in Note 2.1, Summary of significant accounting policies, also added a supplemental accounting policy for Bill-and-hold arrangement (Note 2.1(r), Revenue recognition).

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

7.INVENTORIES, NET

The classification of inventory balance as of December 31, 2023 and 2022 is as follows:

	At lower of cost and net realizable value
	As of December 31,
	2022	2023	2023
		(Restated)	(Restated)
	VND million	VND million	USD
Raw materials	12,096,176	14,557,976	609,988,100
Finished goods, including service parts	3,733,281	9,253,820	387,740,719
Good in transit	2,479,342	1,862,582	78,043,325
Work in progress	2,976,984	3,420,292	143,312,327
Merchandises	124,375	25,343	1,061,887
Tools and spare parts	197,119	222,048	9,303,948
TOTAL	21,607,277	29,342,061	1,229,450,306

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

Out of the total amount recognized for inventories on December 31, 2023, inventories measured at cost amounted to VND37,264.5 billion (USD1,561.4 million), as restated (2022: VND27,854.2 billion, 2021:VND9,208,796 million). Inventory write-downs recognized in cost of sales for the year ended 2023 were VND5,498.9 billion (USD230.4 million), as restated (2022: VND5,143.9 billion, 2021: VND2,385,334 million).

8.SHORT-TERM PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2022	2023	2023
		(Restated)	(Restated)
	VND million	VND million	USD
Financial assets:
Cash collateral to support Standby letter of credit issuances and other financial assets (i)	808,518	358,883	15,037,417
Short-term restricted cash	—	96,446	4,041,146
Subtotal	808,518	455,329	19,078,563
Non-financial assets:
Valued added tax deductible	4,697,711	5,807,909	243,354,940
Import tax to be refunded	604,755	592,559	24,828,585
Other receivables	12,697	9,245	387,371
Other prepaid expenses and others	333,488	455,731	19,095,408
Subtotal	5,648,651	6,865,444	287,666,304
TOTAL	6,457,169	7,320,773	306,744,867
(i)	This mainly comprises deposit for lease contracts and secured deposit held in designated bank accounts for being pledged for autonomous vehicle manufacturing surety bonds issued by counterparty.

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

11.2Long-term loans from banks (continued)

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

11.3  Bonds (continued)

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

13.DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

The balance as of December 31, 2023 is represents deposits and down payment received in advance from customers for sales of automobiles, escooters and service parts, which included VND329.7 billion (USD13.8 million) of refundable deposit liabilities and VND858.2 billion (USD36.0 million), as restated, non-refundable down-payment of contract liabilities. Revenue recognized in 2023 from these contract liabilities as of December 31, 2022 amounted to approximately VND2,717.1 billion (USD113.8 million) (in 2022: VND1,009 billion, in 2021: VND1,069 billion).

14.DEFERRED REVENUE

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services consisted of the following:

	For the year ended December 31,
	2021	2022	2023	2023
			(Restated)	(Restated)
	VND million	VND million	VND million	USD
Beginning balance of the year	9,087	43,283	606,843	25,427,093
Additions	122,035	615,265	1,480,143	62,018,897
Revenue recognized	(87,839)	(51,705)	(134,042)	(5,616,442)
Ending balance of the year	43,283	606,843	1,952,944	81,829,548
In which:
Short-term	17,338	107,448	173,582	7,273,192
Long-term	25,945	499,395	1,779,362	74,556,356

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

15.SHORT-TERM ACCRUALS

	As of December 31,
	2022	2023	2023
		(Restated)	(Restated)
	VND million	VND million	USD
Accruals for the purchase of raw material, machines and equipment, information technology systems and development costs	7,885,194	8,186,016	342,999,078
Accrued construction costs for factories and infrastructure	1,561,480	917,592	38,447,666
Accrued selling expenses	827,978	605,098	25,353,976
Accrued loan and bonds interests	500,259	668,000	27,989,609
Others	281,755	760,722	31,874,717
TOTAL	11,056,666	11,137,428	466,665,047

16.OTHER LIABILITIES

	As of December 31,
	2022	2023	2023
		(Restated)	(Restated)
	VND million	VND million	USD
Provision for contract penalty, compensations and purchase commitments	1,321,147	1,476,203	61,853,809
Tax payables	1,756,860	609,469	25,537,124
Assurance-type warranties	254,792	895,086	37,504,651
Payables to employees	631,064	773,628	32,415,486
Payables relating to business cooperation contract with Nam An(*)	—	5,814,429	243,628,132
Others	214,115	454,971	19,063,564
TOTAL OTHER CURRENT LIABILITIES	4,177,978	10,023,786	420,002,765
Assurance-type warranties	606,429	1,665,963	69,804,869
Payable relating to government grant	—	396,696	16,621,805
Others	—	131,594	5,513,869
TOTAL OTHER NON-CURRENT LIABILITES	606,429	2,194,253	91,940,543

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

16.OTHER LIABILITIES (continued)

Details of movement of certain provisions during the year are as below:

	Currency: VND million
	Provision for	Provision
	contract penalty	related
	and	to purchase	Assurance-type
	compensation	commitment	warranties	TOTAL
			(Restated)	(Restated)
At January 1, 2021:	—	1,444,833	428,046	1,872,879
Provision made during the year	4,340,322	65,981	178,377	4,584,680
Change in accounting estimate for pre-existing provisions	—	—	(211,399)	(211,399)
Reversal of provision	—	(245,101)	—	(245,101)
Offsetting against advances	(402,777)	—	—	(402,777)
Utilized	—	(1,087,302)	(59,554)	(1,146,856)
At December 31, 2021	3,937,545	178,411	335,470	4,451,426
At January 1, 2022:	3,937,545	178,411	335,470	4,451,426
Provision made during the year	272,779	—	740,710	1,013,489
Change in accounting estimate for pre-existing provisions	(157,349)	(7,728)	(25,024)	(190,101)
Utilized	(2,731,828)	(170,683)	(189,935)	(3,092,446)
At December 31, 2022	1,321,147	—	861,221	2,182,368
At January 1, 2023:	1,321,147	—	861,221	2,182,368
Provision made during the year(i)	1,111,317	—	1,843,776	2,955,093
Change in accounting estimate for pre-existing provisions	—	—	222,988	222,988
Utilized	(956,261)	—	(366,936)	(1,323,197)
At December 31, 2023	1,476,203	—	2,561,049	4,037,252
USD	61,853,809	—	107,309,520	169,163,329
(i)	The penalty and compensation costs incurred in 2023 were primarily related to the estimated charge from suppliers due to the cessation of production of certain e-scooter models and development of certain electric vehicle models.

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

17.LEASES (continued)

Group as a lessee (continued)

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

17.LEASES (continued)

Group as a lessee (continued)

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

18.CORPORATE INCOME TAX (continued)

The reconciliation of tax computed by applying the Vietnam’s statutory tax rate of 20% to the Group’s income tax expense of the years presented are as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	VND million	VND million	VND million	USD
Loss before tax expense	(32,009,724)	(48,902,132)	(57,340,446)	(2,402,599,765)
Income tax benefit computed at the Vietnam statutory tax rate of 20%	(6,401,985)	(9,780,426)	(11,468,089)	(480,519,945)
Effect of preferential tax rates	3,086,200	4,397,659	5,189,246	217,432,638
Foreign tax rates differential	(128,853)	(232,379)	(348,459)	(14,600,645)
Non-deductible expenses	181,983	684,104	2,411,043	101,024,110
Change in valuation allowance	3,471,892	5,877,780	4,305,391	180,398,527
Estimated income tax expense	209,237	946,738	89,132	3,734,685

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

18.CORPORATE INCOME TAX (continued)

18.2 Deferred tax

	For the year ended December 31,
	2021	2022	2023	2023
			(Restated)	(Restated)
	VND million	VND million	VND million	USD
Deferred tax assets
Unrecognised tax loss carried forward	1,745,182	3,238,531	5,063,200	212,151,177
Deferred tax assets from lease back transaction	—	2,806,243	3,159,925	132,402,791
Written-off R&D expenses	118,549	877,778	2,135,639	89,484,581
Lease liabilities	384,044	904,451	1,063,152	44,546,719
Exceeding-deductible-cap interest expense carried forward	430,351	728,237	1,119,351	46,901,492
Start-up costs	—	704,720	794,479	33,289,156
Provision for net realizable value of inventory	11,281	192,142	446,205	18,696,262
Impairment of lease assets	—	122,954	44,663	1,871,407
Others	534,947	173,872	728,464	30,523,087
Total deferred tax assets	3,224,354	9,748,928	14,555,078	609,866,672
Less valuation allowance	(2,840,310)	(7,570,934)	(12,056,112)	(505,158,468)
Total deferred tax assets, net amount	384,044	2,177,994	2,498,966	104,708,204
Deferred tax liabilities
Deferred tax liabilities from lease back transaction	—	(2,115,120)	(2,202,528)	(92,287,271)
Right-of-use assets	(384,044)	(904,451)	(1,063,152)	(44,546,719)
Others	(1,243)	(106,404)	(158,973)	(6,661,066)
Total deferred tax liabilities	(385,287)	(3,125,975)	(3,424,653)	(143,495,056)
Net deferred tax liabilities	(1,243)	(947,981)	(925,687)	(38,786,852)
Reflected in the consolidated balance sheet as follows:
Deferred tax assets	50,219	—	—	—
Deferred tax liabilities	(51,462)	(947,981)	(925,687)	(38,786,852)
Deferred tax liabilities, net	(1,243)	(947,981)	(925,687)	(38,786,852)

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

18.CORPORATE INCOME TAX (continued)

18.3 Valuation allowance for deferred tax assets

Full valuation allowances have been provided where, based on all available evidence, management determined that it is more likely than not that deferred tax assets will not be realizable in future tax years. Movement of valuation allowance is as follow:

	For the year ended December 31,
	2021	2022	2023	2023
	VND million	VND million	VND million	USD
Balance at beginning of the year	1,721,902	2,840,310	7,570,934	317,226,766
Additions	1,118,408	4,730,624	4,485,178	187,931,702
Balance at end of the year	2,840,310	7,570,934	12,056,112	505,158,468

Tax losses carried forward

The tax losses carried forward mainly come from Vietnamese entities, which are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred.

As of December 31, 2023, the Group had accumulated tax losses of VND71,007.6 billion (USD2,975.3 million) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable profit cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam that will expire in several years for deduction against future taxable profit:

				Tax losses amount
		Tax losses amount		after fortfeit
		(Restated)	Forfeited amount	(Restated)
Originating year	Can be utilized up to	VND million	VND million	VND million
2018	2023	38,141	(38,141)	—
2019	2024	3,159,750	—	3,159,750
2020	2025	10,146,449	—	10,146,449
2021	2026	16,833,932	—	16,833,932
2022	2027	26,647,819	—	26,647,819
2023	2028	5,032,327	—	5,032,327
TOTAL		61,858,418	(38,141)	61,820,277

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

19.4 Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2023, 2022 and 2021. Details are as below:

	For the year ended December 31,
	2021	2022	2023	2023
			(Restated)	(Restated)
	VND million	VND million	VND million	USD
Net loss attributable to controlling interests	(32,183,727)	(49,783,795)	(57,354,813)	(2,403,201,751)
Net loss attributable to controlling interests adjusted for the effect of dilution	(32,183,727)	(49,783,795)	(57,354,813)	(2,403,201,751)

				Unit: Shares
Weighted average number of ordinary shares for basic earnings per share	1,578,726,324	2,299,008,659	2,310,823,009	2,310,823,009
Weighted average number of ordinary shares adjusted for the effect of dilution	1,578,726,324	2,299,008,659	2,310,823,009	2,310,823,009

	For the year ended December 31,
	2021	2022	2023	2023
			(Restated)	(Restated)
	VND	VND	VND	USD
Basic loss per share	(20,386)	(21,654)	(24,820)	(1.04)
Diluted loss per share	(20,386)	(21,654)	(24,820)	(1.04)

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

19.OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

19.4 Loss per share (continued)

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

20.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

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

20.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:

			Net change in unrealized
	As of	Initial recognition	fair value recognized in	As of
	January 1,	during	consolidated statements	December 31,
	2022	the year	of operations	2022
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	5,291	—	1,223,759	1,229,050
In which:
Non-current portion	5,291	—	691,041	696,332
Current portion	—	—	532,718	532,718
Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 21)	—	13,995,359	1,185,364	15,180,723
- Derivative liabilities — cross-currency interest rate swaps contract(i)	2,003,184	—	(2,003,184)	—
In which:
Non-current portion	891,711	13,995,359	293,653	15,180,723
Current portion	1,111,473	—	(1,111,473)	—

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

20.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

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

20.FAIR VALUE HIERARCHY (continued)

BValuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

●	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of December 31, 2023 and as of December 31, 2022 are shown below:

	Valuation		Significant unobservable	Rate
Item	technique	Valuation date	inputs	(%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2022	Interpolated LIBOR for subsequent years	4.41 - 4.96
		December 31, 2023	Interpolated SOFR for subsequent years	4.70 - 5.54
CCIRS contract of the loan No.2	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.54 - 4.97
		December 31, 2023	Interpolated SOFR for subsequent years	4.98 - 5.57
CCIRS contract of the loan No.3	DCF	December 31, 2022	Interpolated LIBOR for subsequent years	4.86 - 4.89
		December 31, 2023	Interpolated SOFR for subsequent years	Expired in April 2023
Financial liabilities in respect of DPS2	Binomial option pricing model – Lattice model and DCF	December 31, 2022	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date Fair value of the ordinary shares ($) (i)	3.31
			Dividend yield ($) (ii)	0
			Volatility (ii)	85% - 88%
	Binomial option pricing model – Lattice model and Available Market Price (AMP)	December 31, 2023	Credit spread of the Company (ii)	12.46
			Probability of expected events & expected exercise date
			Dividend yield ($) (ii)	0
			Volatility (ii)	66.6%
(i)	The fair value of ordinary shares as of December 31, 2022 was estimated based on the DCF method. Because there has been no public market for ordinary shares, the Company with the assistance of an independent third-party valuer has determined the fair value of ordinary shares by considering a number of objective and subjective factors, including, amongst others, operating and financial performance and trends in industry.

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

22.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2023 and 2022 were as follows:

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

22.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2023, 2022 and 2021 were as follows (continued):

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

22.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2023, 2022 and 2021 were as follows (continued):

		For the year ended December 31,
		2021	2022	2023	2023
Related party	Transactions	VND million	VND million	VND million	USD
VinES JSC	Sale of battery parts and finished batteries	—	1,355,548	—	—
	Transfer of battery production facilities	—	5,061,503	85,799	3,595,031
	Processing fee	—	—	892,591	37,400,109
	Purchase of finished battery packs, tools and service	—	5,413,397	1,309,497	54,868,725
	Payment on behalf related to batteries purchase	—	7,448,574	16,813	704,475
	Purchase of raw material and spare parts	—	—	699,999	29,330,386
Vinsmart JSC	Purchase of fixed assets, tools, materials and goods	595,827	3,178,988	25,279	1,059,206
	Loan receivable	1,227,000	—	—	—
	Transfer of investments	634,406	—	—	—
	Purchase of smartphones	930,065	—	—	—
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	336,000	56,000	—	—
	Interest expense	—	1,202,202	1,574,845	65,986,969
	Payment on behalf	—	377,921	171,750	7,196,430
Vincom Retail JSC	Borrowings	295,000	3,250,000	3,540,000	148,328,166
	Interest expense	5,173	54,547	42,262	1,770,804
Vincom Retail Operation LLC	Rental showrooms and charging stations	76,666	110,077	109,551	4,590,254
	Borrowings	—	4,570,000	6,920,000	289,952,233
	Interest expense	—	55,726	117,031	4,903,670
Suoi Hoa JSC	Borrowings	—	—	685,000	28,701,919
VIN3S JSC	Purchase of information technology services and software	148,586	350,577	23,959	1,003,897
VinFast Lithium Battery Pack LLC	Purchase of assets, materials and tools	189,407	319	5,140	215,369
Vantix JSC	Purchase of services	—	6,435	24,690	1,034,526
Vinbus Ecology LLC	Revenue from sale of electric buses	480,102	847,128	170,427	7,140,996
Ecology JSC	Revenue from sale of electric buses	—	46	254,902	10,680,550
GSM JSC	Revenue from sale of vehicles, including bill and hold sale, as restated	—	—	18,557,705	777,579,192
	Other revenues	—	—	9,184	384,815
	Late payment penalty interest	—	—	143,856	6,027,654
VinCSS JSC	Information technology service fee	8,505	73,421	94,196	3,946,870
VinITIS JSC	Information technology service fee	25,917	28,959	60,020	2,514,875
VinBigData JSC	Purchase of assets and tools	—	43,273	49,385	2,069,262

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

22.TRANSACTIONS WITH RELATED PARTIES (continued)

Amounts due to and from related parties as of December 31, 2023 and 2022:

	As of December 31,
	2022	2023	2023
		(Restated)	(Restated)
	VND million	VND million	USD
Amounts due from related parties
Short-term loans, advance to and receivables from related parties	1,978,097	2,605,366	109,166,429
Short-term loans (Note 22a)	545,400	—	—
Short-term advance to and receivables (Note 22b)	1,432,697	2,605,366	109,166,429
Long-term loans to and receivables	44,533	47,443	1,987,891
Long-term receivables	44,533	47,443	1,987,891
Total	2,022,630	2,652,809	111,154,320

Amounts due to related parties
Short-term payables to and borrowings from related parties	17,325,317	44,338,043	1,857,791,125
Short-term payables (Note 22b)	16,605,397	6,910,748	289,564,568
Short-term borrowings (Note 22a)	719,920	37,427,295	1,568,226,557
Long-term payables to related parties	21,918,710	18,151,355	760,552,879
Long-term payables (Note 22b)	14,371,365	15,765,658	660,590,715
Long-term borrowings (Note 22a)	7,547,345	2,385,697	99,962,164
Total	39,244,027	62,489,398	2,618,344,004

a)Detail of loans to and borrowings from related parties:

As of December 31, 2023:

		Interest rate
Related parties	VND million	per annum	Maturity date
Short-term borrowings from related parties
Vingroup JSC	37,410,790	From 5.7% to 12%	From February 2024 to December 2024
Vinpearl Australia Pty Ltd.	16,505	7%	August 2024
Total	37,427,295
Long-term borrowings from a related party
Vingroup JSC	2,385,697	From 14.5% to 15%	August 2025 and September 2026
Total	2,385,697

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.	TRANSACTIONS WITH RELATED PARTIES (continued)

a)Detail of loans to and borrowings from related parties: (continued)

As of December 31, 2022:

		Interest rate
Related parties	VND million	per annum	Maturity date
Short-term loans to a related party
Vinpearl JSC	545,400	9%	September 2023
Total	545,400
Short-term borrowings from related parties
Vingroup JSC	325,000	9%	From August 2023 to October 2023
Vinpearl JSC	300,000	9%	August 2023
Asian Star	94,920	7.5%	June 2023
Total	719,920
Long-term borrowings from a related party
Vinpearl JSC	7,547,345	9%	February 2024 and December 2026
Total	7,547,345

b)	Detail of other balance due from and due to related parties:

As of December 31, 2023:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
GSM JSC	Receivable from sale of vehicles, as restated	1,819,845
Ecology JSC	Receivable from sale of electric buses	275,215
VinES JSC	Receivable from disposal of assets	237,184
Vinhomes JSC	Receivable from sale of smart devices	87,735
Vinbus Ecology LLC	Receivable from sale of electric buses	75,010
VHIZ JSC	Payment on behalf and others	36,760
Others	Other advance and short-term receivables	73,617
Total		2,605,366
Short-term payables to related parties
VHIZ JSC	Payable for leaseback transaction and others	1,165,590
Vingroup JSC	Interest payables and others	1,781,633
Vinsmart JSC	Payable for purchasing of raw materials and assets	114,633
Vinhomes JSC	Car vouchers which have not been redeemed	888,801
	Other payables	1,496,378
VinES JSC	Payable for purchasing of goods and services	901,233
Vin3S JSC	Payable for purchasing of assets and services	58,408
Others	Other payables	504,072
Total		6,910,748
Long-term payables to related parties
VHIZ JSC	Payables for leaseback transaction and others	15,296,294
Vingroup JSC	Interest payables	469,364
Total		15,765,658

VinFast Auto Ltd.

(Formerly known as VinFast Auto Pte. Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

22.TRANSACTIONS WITH RELATED PARTIES (continued)

b)Detail of other balance due from and due to related parties (continued):

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

For the year ended December 31, 2023:

					Currency: VND million
			Spare parts
			and
	Automobiles	E-scooter	aftermarket			Total
	(Restated)	(Restated)	services	All other	Unallocated (**)	(Restated)
Revenues(*)	24,213,794	2,540,568	1,069,287	80,220	—	27,903,869
Cost of sales	(37,300,339)	(3,107,640)	(704,515)	(121,463)	—	(41,233,957)
Gross loss	(13,086,545)	(567,072)	364,772	(41,243)	—	(13,330,088)
Operating expenses	(21,152,001)	(738,912)	—	—	(5,190,065)	(27,080,978)
Operating loss	(34,238,546)	(1,305,984)	364,772	(41,243)	(5,190,065)	(40,411,066)

(*) Revenues from a group of customers under common control of Automobiles and E-scooters segments represents approximately VND19,023.8 billion (USD795.5 million), as restated, of the Company’s consolidated revenues (2022: VND 923.3 billion, 2021: VND488.1 billion).

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

24.	SEGMENT REPORTING (continued)

For the year ended December 31, 2023 (convenience translation):

					Currency: USD
			Spare parts and
	Automobiles	E-scooter	aftermarket			Total
	(Restated)	(Restated)	services	All other	Unallocated(*)	(Restated)
Revenues	1,014,572,788	106,451,353	44,803,779	3,361,261	—	1,169,189,181
Cost of sales	(1,562,907,011)	(130,212,017)	(29,519,609)	(5,089,386)	—	(1,727,728,023)
Gross loss	(548,334,223)	(23,760,664)	15,284,170	(1,728,125)	—	(558,538,842)
Operating expenses	(886,281,781)	(30,960,865)	—	—	(217,466,899)	(1,134,709,545)
Operating loss	(1,434,616,004)	(54,721,529)	15,284,170	(1,728,125)	(217,466,899)	(1,693,248,387)

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

The following table presents revenues by geographic area based on the sales location of the products:

	For the year ended	For the year ended	For the year ended December 31,2023
	December 31, 2021	December 31, 2022	(Restated)
	VND million	VND million	VND million	USD
Vietnam	14,996,611	14,965,591	27,166,998	1,138,313,835
United States	1,031,571	—	159,164	6,669,069
Canada	—	—	577,707	24,206,277
Total	16,028,182	14,965,591	27,903,869	1,169,189,181

The following table presents revenues earned from customers for each group of similar products and services:

	For the year ended	For the year ended	For the year ended December 31,2023
	December 31, 2021	December 31, 2022	(Restated)
	VND million	VND million	VND million	USD
Sales of ICE vehicles	13,107,978	6,688,467	220,397	9,234,769
Sales of e-cars	5,402	3,582,632	22,770,223	954,086,256
Sales of e-buses	480,102	847,128	628,115	26,318,403
Sales of e-scooters	678,936	1,385,479	1,942,249	81,381,436
Sale of spare parts	538,216	2,072,628	882,146	36,962,457
Sale of smartphones	1,031,571	—	—	—
Rendering of aftermarket services	96,577	140,689	187,141	7,841,322
Revenue from leasing activities and others	89,400	248,568	1,273,598	53,364,535
Total revenue	16,028,182	14,965,591	27,903,869	1,169,189,181

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