Form 20-F
period 2024-12-31
VinFast Auto Ltd.
filed 2025-04-28
CIK 1913510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Title of each class	Outstanding as of December 31, 2024
Ordinary shares	2,338,812,496 ordinary shares
Warrants	3,321,002 warrants

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer	☐

		Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D1(b). ☐

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

References to “Vingroup” are to Vingroup Joint Stock Company, a public company listed on the Ho Chi Minh Stock Exchange, Vietnam. References to “VIG” are to Vietnam Investment Group Joint Stock Company. References to “Asian Star” are to Asian Star Trading & Investment Pte. Ltd. References to the “Initial Shareholders” are to Vingroup, Asian Star and VIG. References to the “Selling Securityholders” are to Asian Star and VIG.

References to “First Resale Registration Statement” are to the registration statement on Form F-1 (File No. 333-274475), as amended, that registers the resale of ordinary shares by, among others, Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (the “Sponsor”), certain directors, officers and advisory committee members of Black Spade and certain employees of the Sponsor’s affiliates, the Selling Securityholders and Gotion Inc. (“Gotion”), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on March 21, 2024. The First Resale Registration Statement also registers the resale of the Affiliate Resale Shares.

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

References to “VND” are to Vietnamese Dong, the legal currency of Vietnam. References to “$,” “U.S. dollars” and “USD” are to United States dollars, the legal currency of the United States. References to “CAD” are to Canadian dollars, the legal currency of Canada. References to “€” are to Euros, the legal currency of the certain member states of the European Union (the “EU”). References to “Rs.” are to the Indian Rupees, the legal currency of India. References to “IDR” are to the Indonesian Rupiah, the legal currency of the Republic of Indonesia. Unless otherwise noted, all translations from VND to U.S. dollars in this annual report on Form 20-F for the fiscal year ended December 31, 2024 (this “Annual Report”) are made at a rate of VND24,335 to $1.00, which represents the central exchange rate quoted by The State Bank of Vietnam Operations Centre as of December 31, 2024. We make no representation that any VND or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or VND, as the case may be, at any particular rate, or at all. Certain amounts shown in this Annual Report or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of VinFast. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information in this Annual Report as of December 31, 2022, 2023 and 2024 and for the years then ended has been derived from our consolidated financial statements, which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

The financial information in this Annual Report for the years ended December 31, 2022, 2023 and 2024 may not be comparable to each other, nor comparable to or indicative of our results of operations for any subsequent year or period due to, among other things, the following:

●	In January 2022, we announced our strategic decision to cease internal combustion engine (“ICE”) vehicle production to transform into a pure-play manufacturer of electric vehicles (“EVs”). In early November 2022, we fully phased out production of ICE vehicles and completed the ICE Assets Disposal (as defined herein) to our shareholder, VIG. Notwithstanding our cessation of ICE vehicle production in early November 2022 and commencement of EV deliveries in 2021, our results of operations for the years ended December 31, 2022, 2023 and 2024 presented in this Annual Report include the historical results of our ICE vehicle manufacturing business and reflect our gradual cessation of our ICE vehicle manufacturing during 2022 with final deliveries continuing into the year ended December 31, 2024 and gradual ramp up of EV deliveries in 2022, 2023 and 2024.
●	In January 2024, we acquired our affiliate, VinES Energy Solutions Joint Stock Company (“VinES”), a Vietnam-based EV battery company, from Mr. Pham Nhat Vuong (“Mr. Pham”). The acquisition of VinES is deemed to be a reorganization under common control. In May 2024, we completed a spin-off of VinES’ core business operations and assets relating to battery pack assembly and battery cell manufacturing to a new subsidiary, VinEG Green Energy Solutions JSC (“VinEG”). Following this, VinES had net assets of zero and continued to hold the permit to develop a real estate project in Vietnam. VinES was subsequently transferred to Mr. Pham for zero consideration and ceased to be a subsidiary of our Company. Accordingly, the audited consolidated financial information as of and for the year ended December 31, 2024 includes, and the audited consolidated financial statements as of and for the year ended December 31, 2023 have been adjusted to include, the historical financial statements of VinES, taking into account intercompany eliminations of transactions and balances and other relevant consolidation adjustments. For more information, see note 3 to the audited consolidated financial statements included elsewhere in this Annual Report.

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

Our audited financial statements as of and for the years ended December 31, 2022, 2023 and 2024 included in this Annual Report relate only to the historical financial information of our Company. It does not extend to the forward-looking information and should not be read as if it does.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results or events may differ materially from those projected or implied in those forward-looking statements. Important factors that could cause such differences include, among others, the following:

●	We are a growth stage company in the EV industry and face challenges associated with the marketing and sale of products in different markets;
●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers;
●	Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto;
●	We have experienced in the past and in the future may experience delays and cost overruns when implementing our business plans and growth strategy;
●	Our brand, reputation, and consumer confidence in our business could be harmed by negative publicity;
●	The automotive market is highly competitive, which presents challenges in maintaining our market leadership in Vietnam and establishing our position in the global automotive industry;
●	We obtain component parts and raw materials from third-party suppliers who may fail to deliver components and raw materials according to our schedule and at prices, quality and volumes acceptable to us;
●	We might face challenges if our customers are resistant to adopting EVs or do not have adequate access to Electric Vehicle Supply Equipment (“EVSE”), which includes charging stations, and related infrastructure;
●	We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital. We require additional funding to support our ongoing operations;
●	We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements;
●	We have restated our financial statements for the fiscal year ended December 31, 2023, which could expose us to additional risks;
●	We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. We may be affected by adverse business conditions, developments or matters affecting our Vingroup affiliates;

●	A considerable portion of our EV deliveries to date has been to certain affiliates;
●	Our corporate actions that require shareholders’ approval will be substantially controlled by our controlling shareholders, which may prevent you and other shareholders from influencing significant decisions; and
●	Other factors discussed under the section titled “Risk Factors” in this Annual Report.

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

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.D. of this Annual Report. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

●	We are a growth stage company in the EV industry and face challenges associated with the marketing and sale of products in different markets;
●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers;
●	Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto;
●	We have experienced in the past and in the future may experience delays and cost overruns when implementing our business plans and growth strategy;
●	Our brand, reputation, and consumer confidence in our business could be harmed by negative publicity;
●	The automotive market is highly competitive, which presents challenges in maintaining our market leadership in Vietnam and establishing our position in the global automotive industry;
●	We obtain component parts and raw materials from third-party suppliers who may fail to deliver components and raw materials according to our schedule and at prices, quality and volumes acceptable to us;

●	We might face challenges if our customers are resistant to adopting EVs or do not have adequate access to EVSE, which includes charging stations, and related infrastructure;
●	We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital. We require additional funding to support our ongoing operations;
●	We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements;
●	We have restated our financial statements for the fiscal year ended December 31, 2023, which could expose us to additional risks;
●	We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. We may be affected by adverse business conditions, developments or matters affecting our Vingroup affiliates;
●	A considerable portion of our EV deliveries to date has been to certain affiliates;
●	Our corporate actions that require shareholders’ approval will be substantially controlled by our controlling shareholders, which may prevent you and other shareholders from influencing significant decisions; and
●	The other matters described in “Risk Factors.”

Risks Relating to Our Business and Industry

We are a growth stage company in the EV industry and face challenges associated with the marketing and sale of products in different markets.

The EV industry is highly competitive, which makes it challenging for companies to increase their market share. As a growth-stage company, we have encountered, and may continue to encounter, many of these challenges, particularly in markets outside of Vietnam. We delivered our first EV model in Vietnam in 2021 and have since established our international presence by commencing EV deliveries in the U.S. in early 2023. Since then, we have expanded into several markets, including North America, Europe, Indonesia, the Philippines, India, and the Middle East.

Our future success depends on our ability to continue designing, producing and selling safe, high-quality vehicles as we seek to establish our international presence in markets outside of Vietnam as an EV-only manufacturer. Our goal to enter various new markets within a relatively short time horizon exposes us to several challenges, including, but not limited, to:

●	competition with other manufacturers whose brands are more well-known in the local target market and who may have more experience and financial resources;
●	challenges related to compliance with different commercial, legal and regulatory requirements of the new markets in which we establish our manufacturing operations, offer, or plan to offer, our products and services;
●	changes in EV subsidy policies in our target markets that adversely affect the availability or level of subsidies to us and/or our ability to compete with domestic EV makers in such markets;
●	our ability to offer our EVs and services at attractive prices;
●	our ability to expand our charging access;
●	increased costs associated with developing and maintaining effective marketing, sales and service network, as well as establishing a distribution presence in various countries simultaneously;
●	shipping and logistics for transporting our products to end markets;

●	our ability to effectively manage our intended rapid growth, including increased order volume and the launch and production of multiple new EV models concurrently, on schedule and with the targeted specifications;
●	our ability to meet our battery cell and battery pack requirements in the manner that we might expect; and
●	our ability to develop appropriate risk management and internal control structures tailored to overseas operations.

Our long-term results depend in part on our ability to offer a competitive EV offering relative to our peers, increase our global reach, expand our vehicle offerings (including in response to customer and industry feedback), enhance and refine our service offering, and broaden our ancillary revenue. As we introduce new vehicles and services or refine, improve or upgrade versions of existing vehicles and services, we cannot predict with certainty the level of market acceptance or the amount of market share these vehicles or services will achieve, if any. Any failure by us to maintain a competitive edge in our EV offerings could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have an adverse effect on our business.

We benefit from favorable tax policies for EVs in many markets where we operate. Any reduction, elimination, alteration, ineligibility, unavailability or discriminatory application of government subsidies, favorable trade policies and free trade agreements and economic incentives that we currently or expect to receive may result in the diminished attractiveness of the alternative fuel and electric vehicle industry generally or our vehicles.

In Vietnam, we are entitled to corporate income tax (“CIT”) incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation). As a result of such tax incentives, for the years ended December 31, 2022, 2023 and 2024, VinFast Trading and Production Joint Stock Company (“VinFast Vietnam”) was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0%. These income tax incentives will be phased out gradually over the years until 2033. The phase-out and expiry of the CIT incentives may adversely affect our results of operations. In India, we benefit from an upfront subsidy for the purchase price of hybrid and electric vehicles, which is intended to enable EV adoption and is reimbursed to us, as an Original Equipment Manufacturer (“OEM”), by the Government of India. In addition, India has reduced its goods and services tax for EVs from 12% to 5%, and for EV chargers from 18% to 5% and has waived various registration fees and granted various road tax exemptions. In Indonesia, we benefit from a reduction in value-added taxes (“VAT”) from 12% to 2% for CKD EVs produced by EV manufacturing companies that commit to establishing an EV manufacturing facility in Indonesia, and exemption from excise tax, income tax and import duties (must obtain a letter of approval for the utilization of import and/or delivery incentives for EVs issued by the Minister of Investment of the Republic of Indonesia). In addition, we are entitled to exemptions from certain road usage restrictions and the delegation of production rights for EV technologies.

In certain markets, customers may also benefit from government incentives for the purchase of EVs in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives may lower customer purchase costs or provide savings in connection with the purchase of EVs or use of EV infrastructure. For example, the U.S. Inflation Reduction Act of 2022 (the “IRA”) provides tax credits in connection with the purchase of certain EVs through 2032, provided that the EV satisfies various requirements relating to its manufacturing and assembly process. Our EVs currently do not meet the eligibility requirements for these tax credits, and the President Donald J. Trump administration has issued Executive Order 14154, “Unleashing American Energy,” which seeks to, among other things, eliminate subsidies and incentives for purchasing EVs and pause the disbursement of funds appropriated through the IRA. Capital, political or regulatory changes and uncertainties in the U.S. that affect the EV industry may limit our ability to grow our operations in the U.S.

Our manufacturing expansion strategy depends on our ability to secure similar incentives in India and Indonesia in the future. See “— The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have an adverse effect on our business.” There can be no assurance that the incentives and favorable government policies towards EVs will materialize, notwithstanding the current regimes in these countries being supportive of EV adoption. Further, to the extent our vehicles now or in the future benefit from incentives, incentives may take time to be disbursed and may not impact customer purchase decisions as expected. Incentives may also expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. There is no guarantee that the rebates, tax credits or other financial incentives for alternative energy production, alternative fuel, and EVs which have been made available will be available in the future. If current tax incentives are not available in the future, demand for EVs may stagnate or decline, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may create uncertainties and challenges for us.

The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions and indicated the likely imposition of or significant increases in tariffs on goods imported into the United States from many other jurisdictions in the future, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Changes in tariffs affecting our operations in the U.S. could, directly and indirectly, impact the marketing and pricing of our cars and services, the cost to construct our plant in North Carolina, our shipping and logistics for transportation of vehicles parts strategy, availability of certain products and the consumer demand for our cars, among others. Any changes or potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could introduce further uncertainties and challenges to our business.

Additionally, the U.S. government has also indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the United States government has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

We have experienced in the past and in the future may experience delays and cost overruns when implementing our business plans and growth strategy.

We have had delays in the past with respect to initial vehicle delivery schedules for reasons both within and beyond our control. We cannot assure you that we will not experience delays in the entry into new markets, the introduction of new products and services in the future or the expansion of our manufacturing capabilities. If there are any delays in the delivery of the new versions or models, or they do not perform as expected or otherwise are not well-received by the market, our prospects would be adversely impacted.

We are in the process of establishing manufacturing facilities outside of Vietnam, including in the U.S., India and Indonesia, to expand our manufacturing activities internationally. In addition, we plan to expand our capacity at our Hai Phong facility and add a new completely knocked down (“CKD”) factory in Ha Tinh, Vietnam focusing on VF 3, VF 5 and the new Minio Green model. We have also made a strategic decision to adjust the operational timeline for the North Carolina plant to 2028 to allow VinFast to optimize resources to focus on achieving near-term growth targets.

Unforeseen events during the expansion of our EV manufacturing facilities could lead to additional costs and impact our projected production capacity. We could experience construction delays or other difficulties beyond our ability to control or predict. Construction projects are also subject to supervision and approval procedures. There may be delays and unforeseen costs in obtaining the relevant licenses, permits and approvals to operate these facilities. As a result, failure to complete these capital-intensive projects on schedule and within the allocated budget could adversely impact our business. If we are not successful in achieving these manufacturing goals, we could face delays in establishing or sustaining our product ramps or be unable to meet our related cost and profitability targets.

As part of our growth strategy, we are continuously attempting to introduce new vehicles and services or refine, improve or upgrade versions of existing vehicles and services. The introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production and manufacture of our vehicles. Any failure by us to cost-efficiently implement new technologies or adjust our manufacturing operations could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our brand, reputation and consumer confidence in our business could be harmed by negative publicity.

Our reputation and brand may be vulnerable to threats that can be difficult or impossible to predict, control, or remediate. We have received, and expect our Company and our EVs to continue to receive, heightened attention and scrutiny, including in the media in our international target markets and on social media. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by our Company or perceived wrongdoing by any member of our management team, among other things, could substantially damage our brand and reputation and cause us to incur additional costs to defend ourselves. Recalls, whether voluntary or involuntary, and delays in production, shipment and/or delivery of vehicles could harm our reputation and discourage consumers from purchasing our vehicles

Negative media or social media coverage, reviews or reviews that compare us unfavorably to competitors may adversely affect our brand, consumer confidence, demand for our vehicles and our ability to retain and attract customers. Negative publicity about us could lead customers to cancel reservations or return vehicles, if allowed under local consumer laws. Furthermore, negative publicity may affect our ability to attract new customers and to attract and retain business partners, management and key employees.

In addition, any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand, reputation and customer confidence in our products, or subject us to regulatory inquiries, investigations or lawsuits. Our management may be required to dedicate time, and we may incur additional costs on marketing activities to respond to negative publicity directed at us and rehabilitate our brand and reputation. Any negative media publicity about the EV industry or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact consumer confidence in our brand by association.

The automotive market is highly competitive, which presents challenges in maintaining our market leadership in Vietnam and establishing our position in the global automotive industry.

The automotive industry is highly competitive. Competition is based primarily on pricing and total cost of ownership (“TCO”), and also on brand recognition, product quality, features (including driving range) and designs, technology (both software and hardware), after-sales policy and manufacturing scale and efficiency. In the past, we have reduced our prices in response to shifting pricing trends in the segments of the market where we compete.

We monitor competitive factors on an ongoing basis and may, from time to time, adjust our prices and provide promotions due to competitive factors beyond our control, such as industry trends and pricing pressure, which could adversely affect our margins and profitability. Some of our competitors may have established market positions, well-known brands and relationships with customers and suppliers. Competition for EVs could intensify in the future. Further, we may experience increased competition for components and other parts of our vehicles, which may have limited supply. Increased competition may lead to lower sales or further downward pricing pressure on our EV models, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We obtain component parts and raw materials from third-party suppliers who may fail to deliver components and raw materials according to our schedule and at prices, quality and volumes acceptable to us.

Our success is currently dependent upon our ability to maintain relationships with existing suppliers and enter into new supplier agreements. We obtain certain key components and technology in our vehicles from third-party suppliers, including battery cells, battery packs, axles, chassis, seats, semiconductor chips, interior parts, and steering columns. We also purchase the raw materials required to manufacture and assemble our vehicles, such as steel, aluminum and resin. Raw materials may be subject to price fluctuations due to various factors beyond our control, including market conditions and global demand for these materials. Under our supply agreements, we have in the past, and could again in the future, be subject to penalties and price adjustments.

If suppliers become unable to provide, or experience delays in providing components and raw materials, our business could be impacted. For example, a global semiconductor chip shortage in the past led to longer delivery times and higher sourcing costs. The unavailability of any component or supplier could, if not covered by contingency supplier plans, result in delays in production, deliveries and rollouts of new EV models and new features, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products and services.

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

We might face challenges if our customers are resistant to adopting EVs or do not have adequate access to EVSE, which includes charging stations, and related infrastructure.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs. Demand for EVs may be affected by various factors, such as factors directly impacting EV prices or the cost of purchasing and operating EVs. Factors such as concerns over global economic conditions, international trade tensions, geopolitical uncertainties, stock market volatility, inflation, rising energy costs, interest rate volatility and the availability and cost of credit may dampen demand for EVs.

Value is unlocked by developing unique, seamless solutions that connect drivers to the necessary infrastructure required to enjoy an effortless transition to EV from ICE vehicles. Demand for our vehicles will depend, in part, upon the availability and quality of not just VinFast-owned or operated charging infrastructure, but on charging infrastructure generally. The ecosystem relies on many players – vehicle manufacturers, charging equipment manufacturers, and Charge Point Operators (“CPOs”) – working together to ensure a seamless experience for all partners and members in the EV ecosystem.

In Vietnam and Indonesia, we collaborate with our affiliate, V-Green, to provide our customers access to a wide network of EVSE. In certain markets, we operate our VinFast Power Solutions program and market our ability to provide our customers with stress-free charging options wherever they are needed, whether at home or on the go. Our home charging products and services include the VinFast Home Charger, the VinFast Portable Charger, and our installation support program, VinFast Electrification Services. Our ‘public’ or out-of-home charging services offer access to a network of charging stations across various locations. Whether inside or outside of Vietnam, we expect that our network reach and infrastructure quality are sufficient to meet our customers’ needs.

As we enter new markets, we enter into partnerships with CPOs to expand the coverage of our charging network. Our partners may encounter challenges in establishing and integrating adequate charging infrastructure to support our vehicles. Our partners’ charging infrastructure could be impacted by challenges related to:

●	logistics or deployment issues, including access to ‘behind-the-station’ infrastructure required to deliver power to a charging station (utility connections and bulk power distribution and availability);
●	uptime, reliability, maintenance issues, including any delays or disruptions in the provision of charging services at the charging stations;
●	integration with our industry-standard, Open Charged Point Interface (“OCPI”)-based roaming technology. Not all CPOs have transitioned to the latest industry-standard programming, which requires us to develop custom IT solutions to facilitate connections and service delivery to our partners and vendors;
●	inadequate charging station capacity or over capacity in certain areas;
●	asset under-utilization in certain areas can have negative impacts on network return on investment and make it difficult to expand services where crowding or over-utilization occurs;
●	security risks, hacks or spoofing of the data transmission between EV and EVSE. Similar to any smart or connected device, although we encrypt, de-identify, randomize, and tokenize our customer data, sound IT and asset management are still required to ensure the highest levels of sensitive data protection during data exchanges with our vendor partners;

●	risks of damage to vehicles, charging equipment or real or personal property;
●	obtaining any required permits, land use rights and filings;
●	the lack of customer acceptance of our partners’ charging solutions; and
●	the risk that government support for EV and alternative fuel solutions and infrastructure may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are currently less widespread than gas stations in all of our target markets.

The lack of a more widespread charging infrastructure could lead to potential customers choosing not to purchase our EVs. Although we intend to establish far-reaching charging networks in our target markets, we and our charging solutions partners may be unable to expand our charging networks as fast as we intend or as the public desires, or to place the charging stations in places our customers believe to be optimal. There can be no assurance that our partners will continue to work with us on terms acceptable to us, or at all. If we are unable to meet user expectations or experience difficulties in providing our charging solutions, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

We collaborate with a range of third parties, including certain business partners, for key aspects of our business. These partners may fail to deliver their services adequately.

We contract with third party providers to offer products and services to our customers. The charging network access that we provide in international markets is owned and managed by third-party charging network infrastructure providers. In Vietnam, our charging network, which is operated by V-Green, comprises a combination of our own charging stations and third-party infrastructure and support, including our affiliates and unaffiliated dealers and other third-parties. We engage third parties to provide certain after-sales services, such as roadside and off-road assistance and body repairs. We have entered into arrangements with financial institutions to provide consumer financing for our EVs. In certain markets, we partner with third-party dealers to expand the coverage and touchpoints of our vehicle distribution. If our vendors and dealers fail to perform as we expect, become unable to serve us and our customers, or encounter business challenges of their own, our operations and reputation could suffer, and our business and financial condition could be negatively impacted.

We have engaged third-party construction contractors to construct our manufacturing facilities in the U.S., India, Indonesia, and Vietnam. Any delay or deficiency in the work of such third-party contractors could, directly or indirectly, have a material and adverse effect on our business, operations and prospects.

The software or hardware in our EVs may contain errors, bugs, vulnerabilities, or design defects, or we may be unsuccessful in addressing or mitigating technical limitations in our systems, or we may be unable to coordinate with vendor and suppliers in a timely and effective manner.

Our software and hardware may contain errors, bugs, vulnerabilities or design defects. Our systems may also be subject to certain technical limitations that may compromise our ability to meet our objectives. For example, in May 2023, we recalled 999 of our VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after our routine performance monitoring identified that the display intermittently appeared blank during operation. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect. We may also fail to detect defects and errors, and our control over the performance of third-party services and systems may be limited. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

We have enabled or integrated Artificial intelligence (“AI”), including generative AI, into our products or those developed by our third party partners. For example, we offer some autonomous driving functionalities such as our current Advanced Driver Assistance Systems (“ADAS”) level 2 features. As with many new technologies, AI presents risks and challenges that could affect its further development, adoption and use, and therefore our business. AI algorithms may be flawed. For example, datasets may contain biased information or otherwise be insufficient and inappropriate or controversial data practices could impair the acceptance of AI solutions. The use of AI may also present ethical issues that are controversial because of their purported or real impact on human rights, privacy or other issues. If products or services incorporating AI are deficient, biased or inaccurate, we could be subject to competitive harm, potential legal liability and brand or reputational harm. In addition, we expect that governments and regulators will continue to assess and implement new laws and regulations concerning the use of AI, which may affect or impair the usability or efficiency of AI products and services, including those developed or used by us.

The occurrence of software or hardware issues or other difficulties involving our technology or other systems can adversely impact customer experience and result in customer dissatisfaction with our vehicles. If we are unable, to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly or otherwise achieve customer satisfaction, we would suffer damage to our reputation, reduced market adoption of our vehicles, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations and cash flows.

Our warranty reserves may be insufficient to cover future warranty claims.

We provide a manufacturer’s warranty on all new vehicles at the time of sale as well as a warranty on batteries in our EVs. In addition, notwithstanding the sale of the ICE Assets to VIG, the liabilities continue to rest with us. Pursuant to the warranties associated with the ICE vehicles, we are responsible for servicing the ICE vehicles and handling the warranty claims over the life of the warranty. We have extended the warranty policy for all ICE vehicles sold that we produced prior to ceasing our ICE manufacturing operations) to the earlier of 10 years or the first 200,000 kilometers. We also offer a warranty for batteries of up to 10 years, together with our battery subscription program for the duration of the battery lease, which may be longer than the warranty period under our outright sale model.

We maintain a warranty reserve for these obligations. The amount of the warranty reserve represents our best estimate of the projected costs to repair or replace items under warranties, as well as the nature and frequency of future claims. Unforeseeable circumstances not taken into account by our estimates may arise and there is no assurance that the warranty reserves that we maintain will be sufficient to fully cover claims that may arise. In addition, given the durations of our vehicle manufacturer’s warranty offering of up to 10 years / 125,000- miles and battery warranty under the battery subscription program, we may encounter unforeseen or higher costs. We could, in the future, become subject to significant and unexpected warranty claims, resulting in additional expenses.

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

Our vehicles are being designed with connectivity for an autonomous hardware suite and offer some autonomous driving functionalities such as our current ADAS level 2 features. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on driver interactions, and drivers may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, negative publicity, government scrutiny, and further regulation. Moreover, any incidents related to autonomous driving systems of our competitors could adversely affect the perceived safety and adoption of our vehicles and autonomous driving technology more broadly. Any of the foregoing could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our vehicles also may not achieve the requisite level of autonomy required for certification and rollout to consumers.

The loss of any executive officers or key employees and any inability to identify and recruit executive officers and key employees in a timely manner could harm our business.

Our success depends on the continued efforts of our people, including our key management and employees with expertise in various areas. We had turnover in some of our key management and other personnel in the past, including certain senior executives in 2022 and 2024. Most recently, in January 2024, Mr. Pham replaced Ms. Le Thi Thu Thuy (“Ms. Le”) as our Managing Director and CEO, Ms. Le replaced Mr. Pham as our Chairman, and Ms. Nguyen Thi Lan Anh replaced our prior CFO. Our relentless drive towards an optimal global organizational structure with an industry leading executive team will likely result in continued manageable employee turnover.

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

Moreover, in the past, our management has, and in the future our management may, review and optimize our organizational structure to achieve specific corporate priorities and objectives. We have implemented and may continue to implement cost reduction efforts, including, but not limited to, reductions in our workforce and optimization of capital expenditures. These measures may yield unintended consequences that adversely impact our operational efficiency during transitional periods. The automotive industry is characterized by high demand and competition for talent, and as we build our brand and become more well-known outside of Vietnam, the risk that competitors or other companies may seek to hire our talent could increase. In addition, we may need to expend additional time and expense to train new employees that we are required to hire.

We may be compelled to undertake product recalls or other actions.

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. Since the launch of our first vehicles to the date of this Annual Report, we have had recalls of our vehicles due to various hardware and software safety concerns. From 2023 until the date of this Annual Report, we have initiated separate but unrelated recalls of our vehicles to, among others, replace the combination switch due to a control circuit board design error from the component supplier, replace certain airbags due to inactive ignitors and impediments in their deployment path, repair the bolt that connects the upper shell plate of the high-voltage battery, and replace the brake fluid hose connector due to defective components from the suppliers. The costs related to the recall are either borne by the supplier or by us, depending on the case.

Although we do not believe our results of operations have been directly materially affected by these recalls, we cannot assure that these recalls will not lead to other adverse consequences or reputational harm. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve additional expenses and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, cash flows and prospects.

Pandemics and epidemics, natural disasters, the acute physical effects of climate change, terrorist activities, political unrest and other geopolitical risks could disrupt our production, delivery, and operations.

Global pandemics, epidemics, or fear of spread of contagious diseases, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur additional costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, results of operations, cash flow and prospects. In addition, our insurance coverage or recovery plans may be insufficient to compensate us for losses that may occur. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical risks could have a similar adverse effect on our business. Any one or more of these events may impede our inventory, production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business.

Our servers and data are located in our own and third party data centers that have implemented data protection and disaster recovery measures and protocols, backup systems and redundancies. Nevertheless, fires, earthquakes, floods, typhoons, power loss, telecommunication failures, break-ins, riots, terrorist attacks or other similar events at the sites of our service providers may still cause damage or interruption to our systems and operations. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, results of operations and prospects.

We will be subject to risks associated with foreign exchange rate fluctuations and interest rate changes.

We operate in numerous markets worldwide and as such are exposed to risks stemming from fluctuations in currency and interest rates. Our exposure to currency risk is mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities. We also import some supplies and components used in the manufacture of our EVs. Meanwhile our use of various forms of financing to cover future funding requirements for our activities, including loans and borrowings denominated in foreign currencies, further expose us to variable rates of interest and foreign exchange rate fluctuations, which can affect our net revenues, finance costs and margins. As of December 31, 2024, 41.0% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings, and long-term interest-bearing loans, excluding borrowings from related parties) was denominated in U.S. dollars, 57.4% was denominated in Vietnamese Dong, 0.7% was denominated in Indonesia Rupiah, 0.7% was denominated in Indian Rupee and 0.2% was denominated in euros. An increase in interest rates will increase our debt service obligations in respect of existing borrowings. As of December 31, 2024, VND37,911.0 billion, or 61.2% of our total debt had floating interest rates. Although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

In addition, we intend to offer financing of our vehicles to potential customers through a third-party financing partner or partners and are subject to risks of interest rate changes that affect the availability of affordable consumer credit. While interest rates have begun to decrease in some countries, including the U.S., during the second half of 2024, there is no assurance that this trend will continue. Persistently high interest rates could negatively impact our customers’ ability or willingness to finance the purchase or lease of our vehicles.

We sell our EVs in multiple markets, using different driving range testing standards. In addition, the driving range and overall performance of our EVs depend on many factors beyond our control. Therefore, the advertised driving range, certified driving range and actual driving performance of our EVs may all differ.

EVs are required to undergo various testing and approval processes, including driving range certification according to the Environmental Protection Agency (“EPA”), in the U.S., or the Worldwide Harmonised Light Vehicles Test Procedure (“WLTP”), in Europe standards, before they can be sold in a particular market. EPA testing standards typically produce a lower driving range than WLTP testing standards. Marketing and advertising for the EV generally begins before these testing and approval processes are complete and therefore may use internal company estimates of features such as driving range. We have or will promote our EVs using the WLTP or EPA driving range (depending on the market and stage of development), and not necessarily both ranges, in different instances. In addition, the estimated and certified driving ranges of our EVs may differ. Finally, we offer our EVs in various trims that have different performance capabilities. Any one or more of these factors related to driving range may attract negative media coverage that can harm our reputation, brand and demand for our EVs and may lead to customer dissatisfaction.

Our vehicles currently make use of lithium-ion battery cells, which, when damaged or improperly used, charged, or stored may, on rare occasions, catch fire or vent smoke and flame.

The battery packs in our EVs make use of lithium-ion cells. The likelihood of lithium-ion batteries overheating, catching on fire, and even leading to explosions increases when they are damaged or improperly used, charged, or stored. Lithium-ion batteries store a large amount of energy in a small amount of space. On rare occasions, when that energy is released in an uncontrolled manner, it generates heat, which can turn certain internal battery components into flammable and toxic gases. If the battery packs in our EVs experience failure, it could subject us to lawsuits, product recalls, or redesign efforts. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business.

Furthermore, we store lithium-ion cells at our EV manufacturing facilities, which could prove hazardous if not stored and handled properly, resulting in damages, injuries or adverse publicity. Moreover, any failure of a competitor’s electric vehicle or energy storage products may indirectly cause indirect adverse publicity for our industry as a whole, us and our products. Such adverse publicity could negatively affect our brand and harm our business, financial condition, results of operations, cash flows and prospects.

Risks Relating to Our Financial Position and Need for Additional Capital

We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding as the Company’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed in this Annual Report.

Our audited consolidated financial statements for the year ended December 31, 2024 were prepared assuming that we will continue as a going concern. However, due to uncertainties regarding the sources of liquidity discussed below, the Company’s principal sources of liquidity and its access to capital cannot be assured and, as a result, cannot be included as sources of liquidity under the accounting standards analysis. Accordingly, the result of the Company’s accounting standards analysis is that there is substantial doubt about the Company’s ability to continue as a going concern through the next twelve months from the date of issuance of these consolidated financial statements.

We had net losses of VND52,958.7 billion, VND60,250.3 billion and VND77,354.9 billion ($3,178.8 million) in 2022, 2023 and 2024, respectively. We had net cash flows used in operating activities of VND47,867.6 billion, VND50,270.6 billion and VND30,468.5 billion ($1,252.0 million) in 2022, 2023 and 2024, respectively. As of December 31, 2024, total current liabilities exceeded our total current assets by VND106,727.3 billion ($4,385.8 million). We had total debt (being our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND61,987.0 billion ($2,547.2 million) as of December 31, 2024. Our debt service obligations for 2025 amount to approximately VND39,124.1 billion ($1,607.7 million). Holders of $183.5 million aggregate principal amount of Exchangeable Bonds (as defined herein) issued by Vingroup have the right to require Vingroup to redeem the Exchangeable Bonds in accordance with the terms and conditions of the Exchangeable Bonds. Pursuant to the Extension Deed of Amendment (as defined herein), the remaining Exchangeable Bonds are subject to scheduled partial redemptions by Vingroup on various dates on or prior to November 17, 2025. At any time after each such redemption but no later than the maturity date of the Exchangeable Bonds, pursuant to the Put Option Agreement (as defined herein), Vingroup will have the right to require our Company to purchase a proportionate number of VinFast Vietnam shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. Vingroup’s right to require such a purchase should be considered in light of the letters of support (described below) that Vingroup has issued to provide financial support sufficient to meet our need for continued operation. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exchangeable Bonds.”

Our principal sources of liquidity are our cash and cash equivalents and our access to capital, which includes debt and equity financing and grants. In particular, our access to capital in the past has included support from our parent company, Vingroup, and Mr. Pham, in the form of borrowings, corporate loan guarantees, capital contributions and grants. Vingroup has issued support letters in connection with the audit of our 2022, 2023 and 2024 financial statements to the effect that Vingroup has the ability and plan to continue to provide financial support sufficient to meet our needs for continued operation. The most recent support letter is valid for the period of 12 months from the issuance date of our audited consolidated financial statements for the year ended December 31, 2024. This financial support is subject to Vingroup’s financial capability, and additional debt financing, which is subject to lenders’ approval, therefore access to this support cannot be assured. In connection with a grant agreement dated November 12, 2024, Mr. Pham, directly or indirectly through his associated companies, have committed to provide up to VND50,000.0 billion ($2.1 billion) in grants to us and our subsidiaries through the end of 2026. Our ability to access the grants is dependent on the market price of our ordinary shares and the availability of sufficient authorized ordinary shares, therefore access to the grants cannot be assured. For more information, see note 1 to the audited consolidated financial statements included elsewhere in this Annual Report.

If our agreements and arrangements with our Vingroup affiliates are terminated or not renewed on similar or favorable terms, or if we fail to secure an alternative agreements or arrangements with other third parties, our business could be materially impacted. For more information, see “— Risks Relating to Our Relationship with Vingroup and Our Founder — We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. Adverse business conditions, developments or matters affecting our Vingroup affiliates could have an adverse effect on our business and results of operations.”

Our ability to achieve profitability, positive cash flows from operating activities and a net working capital surplus will depend on various factors, including our ability to achieve commercial acceptance, increase utilization of our production capacity to produce EVs in large quantities as planned and increase sales of our EVs in our target markets and other factors discussed in this “Risk Factors” section. There can be no assurance that we will be able to successfully execute all of our planned business strategies and failure to do so could have an adverse effect on our business. We may seek to additional private and public debt and equity financing and additional financial support from Mr. Pham and our Vingroup affiliates. There can be no assurance that we will be able to obtain such financing on terms that are commercially favorable or in line with our budget and expectations. Any borrowings that we may obtain in the future may contain restrictive financial or operating covenants that may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements.

As more fully disclosed under “Item 15. Controls and Procedures,” under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, we have concluded that our disclosure controls and procedures were not effective as of December 31, 2024 due to material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in our internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We identified material weaknesses in internal control over financial reporting related to:

●	certain control activities impacting the financial statements close and consolidation process were not designed and operating effectively, resulting in certain errors not being prevented or detected and corrected in a timely manner;
●	insufficient financial reporting and accounting personnel with the appropriate knowledge, skills and experience in applying U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and
●	ineffective IT general controls over key financial reporting applications, programs and data, including periodic monitoring to ensure that program changes were authorized and appropriately tested, as well as the evaluation of the appropriateness of user access rights.

We are continuing to remediate the deficiencies described above and intend to take such other action as we deem appropriate to further strengthen our internal control over financial reporting. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” for details of our remediation plan. Material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

As a result of the identification of these material weaknesses, we have been taking measures to remedy this control deficiency. However, we can give no assurance that we will be successful in our implementation our remediation plan, or that our remedial efforts will be sufficient to address the control deficiencies that led to the material weaknesses in internal control over financial reporting, or that they will prevent potential future material weaknesses or control deficiencies. If our remediation efforts are not successful or if despite our efforts to address past control deficiencies, other material weaknesses or control deficiencies are identified in the future, the accuracy and timing of our financial reporting may be affected, and consequently we may be unable to file timely periodic reports in compliance with securities laws and stock exchange listing requirements, which may diminish investor confidence in our financial reporting and our share price may decline.

We have restated our financial statements for the fiscal year ended December 31, 2023.

On September 10, 2024, we filed an Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2023, originally filed with the Securities and Exchange Commission on April 25, 2024 (the “Original 2023 Form 20-F”) to restate certain information in our previously-reported consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023 contained in the Original 2023 Form 20-F (the “Prior Financial Statements” and the “Restated Financial Statements”, respectively) to correct the accounting errors summarized in the Amendment and to make certain other changes to reflect the Restated Financial Statements, the effects of the Restated Financial Statements and related matters. In addition, on September 19, 2024, we restated and replaced our unaudited condensed consolidated financial statements as of March 31, 2024 and for the three months ended March 31, 2023 and 2024.

We do not rule out the possibility of any lawsuits being commenced against us and our officers and directors based in part or whole on allegations related to the restatement of the Prior Financial Statements. In such cases, we expect to devote attention and resources to the defense, and we cannot predict when or how the litigation will be resolved or estimate what the potential loss or range of loss would be, if any. In addition, the restatement and related matters could impact our reputation. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting”

We are required to comply with certain ongoing financial and other covenants under certain financing arrangements, and if we fail to meet those covenants or otherwise suffer a default thereunder, our lenders may accelerate the payment of such obligations.

Some of our financing arrangements require us and Vingroup, as guarantor, to ensure a collateral cover ratio of at least one time when measured on a quarterly basis. See “Item 5. Operating and Financial Review and Prospects ⸻ B. Liquidity and Capital Resources ⸻ Description of Certain Indebtedness.” Our collateral cover ratios in respect of various outstanding loans and bonds occasionally fell below the required ratios on multiple testing dates from time to time. In all cases, we subsequently restored the required ratio. If the value of the collateral securing our borrowings declines in the future, we will be required to provide, or arrange for, additional collateral to ensure our compliance with the terms of these financing arrangements. If we are unable to do so, including due to the inability of Vingroup to provide the support that we require, it may constitute a breach of the terms of our financing arrangements. See “⸺ We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding as the Company’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed in this Annual Report.”

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business. We expect to incur further costs, including, among others, costs associated with upgrading existing models, developing new EV models, establishing and/or ramping up production at manufacturing facilities, marketing our EVs and our brand in existing and new markets. These costs may increase due to many factors, including factors beyond our control, such as higher transportation costs, currency fluctuations, tariffs, inflation and adverse economic or political conditions.

There can be no assurance that we will be willing or able to recover any increased costs by increasing the prices of our EVs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability and prospects would be adversely affected.

Risks Relating to Our Relationship with Vingroup and our Founder

We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. Adverse business conditions, developments or matters affecting our Vingroup affiliates could have an adverse effect on our business and results of operations.

We have received financial support from Mr. Pham and our Vingroup affiliates, including in the form of debt financing, corporate loan guarantees, capital contributions and grants. Between 2017 and December 31, 2024, Vingroup and its affiliates, and external lenders have deployed approximately $14.3 billion to fund our operating expenses and capital expenditures. Our customers include Vingroup affiliates. See also “⸺ A considerable portion of our EV deliveries to date has been to certain affiliates.”

We benefit from various co-marketing programs and cross-promotional activities with Vingroup affiliates. For example, we have distributed VinFast vouchers to Vingroup affiliates through promotional programs and sales, which may be used towards payment for the purchase of our vehicles in Vietnam. In 2024, revenue recognized from sales of EVs to customers applying VinFast vouchers provided by Vinhomes Joint Stock Company (“Vinhomes”) accounted for approximately 0.7% of total revenue from sales of EVs.

We have business relationships with our Vingroup affiliates relating to key aspects of our business, including the provision of technology services and R&D by affiliates in the Vingroup technology ecosystem and the development of our charging stations. In 2024, we entered into several agreements with V-Green Global Charging Station Development JSC (“V-Green”), a company established in Vietnam to develop EV charging stations and controlled by Mr. Pham as its majority shareholder. These agreements aim to operate our EV charging station system in Vietnam, known as the “VinFast Charging Station System,” which we have invested in, developed, and built. For more information regarding our business cooperation agreements with V-Green, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Business Cooperation Contract with V-Green.” We also sublease the site in Hai Phong, Vietnam, where our main manufacturing facility is located, from Vinhomes Industrial Zone Investment Joint Stock Company (“VHIZ JSC”). We obtain certain shared management assistance services and license key intellectual property (“IP”) used in our business from Vingroup, including our trade name, our logo, the names of our EVs and e-scooters and the industrial designs for some of our models, including VF e34 and VF 9. We also transact with our Vingroup affiliates for leases of retail and advertising spaces, procurement of goods and services related to information security and technology, raw materials and spare parts and social and other services such health care and education that we provide as employee benefits and compensation. We acquired VinES in January 2024 from Mr. Pham. Prior to the acquisition, VinES was a key battery pack supplier to us. In May 2024, we completed a spin-off of VinES’ core business operations and assets to a new subsidiary, VinEG. Following this, VinES ceased to be a subsidiary of our company. We also expect to hire certain affiliates of our Company to perform the work related to the increase in the manufacturing capacity of our facilities.

We have entered into several capital funding agreements with Mr. Pham and his affiliates. In connection with the capital funding agreement dated April 26, 2023, we received approximately VND60,000.0 billion, consisting of VND24,000.0 billion in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham, as well as up to VND24,000.0 billion in loans and up to VND12,000.0 billion in grants from Vingroup. To support the continued business growth of our Company, Vingroup intends for it and its subsidiaries to provide our subsidiaries incorporated in Vietnam with up to VND35,000.0 billion ($1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursement will be subject to our needs and Vingroup having sufficient financial resources. As of March 31, 2025, Vingroup has disbursed VND27,469.2 billion ($1.1 billion) in loans to us. In addition, in connection with the grant agreement dated November 12, 2024, Mr. Pham, directly or indirectly through his associated companies, have committed to provide up to VND50,000.0 billion ($2.1 billion) in grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount. From November 12, 2024, the date of the aforementioned grant agreement, to March 31, 2025, Mr. Pham has disbursed VND10,000.0 billion ($410.9 million) in grants to us. We may enter into additional transactions with Mr. Pham and our Vingroup affiliates in the future.

If our agreements and arrangements with our Vingroup affiliates are terminated or not renewed on similar or favorable terms, or if we fail to secure an alternative agreements or arrangements with other third parties, our business could be materially impacted.

Due to our connection with Vingroup, our reputation is linked, to an extent, with Vingroup and its affiliates. As such, any event or publicity that adversely affects the business or reputation, including litigation, regulatory or other matters, of Vingroup or any of its affiliates, could also have an adverse impact on our brand and reputation, even if such event or publicity is not associated with our products and services.

Transactions with entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of our Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

A considerable portion of our EV deliveries to date has been to certain affiliates.

In 2024, 27.6% of our EV deliveries and 15.8% of our e-scooter deliveries were to parties related to our Company. The majority of these deliveries were to Green and Smart Mobility Joint Stock Company (“GSM”), which is an electric taxi company in Vietnam owned by Mr. Pham. In March 2023, we signed a vehicle sale agreement with GSM for the sale and delivery of up to 30,000 VinFast EVs and 200,000 VinFast e-scooters in 2023 and 2024. The final quantity of EVs and e-scooters to be sold will be determined by mutual agreement, and the price of each EV may be adjusted if our pricing policy to similar customers changes. We reserve the right to terminate this agreement if GSM fails to make a payment when due or does not accept vehicle delivery on the agreed date. In addition, in 2023, we reached separate agreements with GSM for the sale and delivery of nearly 20,000 additional EVs. If we do not fulfill our obligations under these agreements with GSM, GSM will be entitled to terminate such agreements, which could reduce our sales. In December 2024, we signed a sales framework agreement with GSM, outlining the underlying principles, general terms, and conditions for the sale and delivery of EVs and e-scooters. Pursuant to this agreement, specific terms such as the price, quantity, and delivery date of the vehicles, along with other conditions, will be determined according to each purchase plan notification. This agreement also covers the sale and delivery terms arising from previous sale agreements. As of December 31, 2024, we have delivered approximately 46,500 EVs and 41,650 e-scooters to GSM pursuant to these agreements.

In July 2024, our subsidiary, PT VinFast Automobile Indonesia (“VinFast Indonesia”), entered into sale agreement with PT. XanhSM Green and Smart Mobility Indonesia, a subsidiary of GSM, for the sale and delivery of approximately 3,000 EVs.

In July 2024, Green Future Services and Trading Joint Stock Company (“Green Future”), which is controlled by Mr. Pham as its majority shareholder, was established to promote green solutions through the sale of used EV merchandise and EV rental services. In the second half of 2024 and the first quarter of 2025, we entered into several vehicle sale agreements and purchase orders with Green Future for the sale and delivery of 274 used EVs (as a disposal of fixed assets) and 2,232 new EVs. As of December 31, 2024, we have delivered 128 EVs to Green Future.

We expect to continue to engage with our affiliates for the sale and delivery of our vehicles. If orders from our affiliates decrease in the future, our business, results of operations and financial condition would be adversely affected.

Our corporate actions that require shareholders’ approval will be substantially controlled by our controlling shareholders who will have the ability to control or influence such matters, which may prevent you and other shareholders from influencing significant decisions and reduce the value of your investment.

As of the date of this Annual Report, Vingroup, VIG and Asian Star hold equity interests of 50.7%, 32.9% and 14.3% in our Company, respectively. Each of these shareholders is majority owned by our Managing Director and CEO, Mr. Pham. While our business will be managed by, or under the direction or supervision of, our directors, as long as these shareholders and Mr. Pham continue to control shares representing a majority of our voting power, they will generally be able to determine the outcome of all corporate actions requiring shareholders’ approval, and control or influence the composition of the board of directors. Business opportunities may arise that are attractive to us and our controlling shareholders’ other interests, and there can be no assurance that our controlling shareholders will direct those opportunities to us.

Our Managing Director and CEO, Mr. Pham, also holds the position of Chairman of Vingroup. This relationship could create, or appear to create, conflicts of interest when faced with decisions with potentially different implications for us and our Vingroup affiliates.

From time to time, members of VinFast’s senior management may also hold positions at companies affiliated with Vingroup, VIG, or Asian Star. For example, Ms. Le is also the Chairwoman of VinFast Vietnam and the Vice Chairwoman of Vingroup, and Ms. Trinh serves on the boards of directors of Asian Star and several other affiliates of Vingroup. These roles may give rise to conflicts of interest in situations where the interests of our Company and those affiliates diverge or perceptions of conflicts of interests whether or not such conflicts exist.

Because our controlling shareholders’ interests may differ from the interests of our other shareholders, actions taken by our controlling shareholders may be more favorable to those shareholders than to us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company.

Risks Relating to Regulations and Litigation

We are subject to evolving laws, regulations, standards and policies in multiple jurisdictions, and any actual or perceived failure to comply with such laws can subject us to administrative, civil, and criminal penalties.

As we expand to markets outside of Vietnam, we may encounter challenges and increased costs related to compliance with the commercial, legal, and regulatory requirements of these new markets. We aim to review the applicable laws and regulations in each jurisdiction, including required approvals, licenses and permits. Such laws, regulations, standards and policies continue to rapidly change, which increases the likelihood of a patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise affect our business.

All vehicles sold must comply with applicable standards, including mandated safety standards, in each market where our vehicles are sold. Vehicles must pass various tests and undergo certification and processes before being delivered to consumers. In line with the increasing global push for electric vehicles, additional regulations concerning battery recycling, environmental impact, and vehicle electrification are becoming more prominent. Our manufacturing facilities may be subject to scheduled and unscheduled inspections by government agencies. Failure by us to satisfy motor vehicle standards and relevant certification and approval requirements would materially and adversely affect our business. We are not able to predict with certainty the duration or outcome of testing (including EPA range testing), approval, licensing and permitting processes that our vehicles undergo in our target markets. Adverse outcomes or unexpected delays in these processes have in the past required, and could in the future require, us to adjust our rollout or delivery schedules and could adversely impact our business. Such developments could result in negative publicity or adversely affect our brand and reputation.

Our operations are subject to various labor, environmental, health and safety laws and regulations in many jurisdictions, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials and workplace safety. Such laws and regulations are complex and constantly changing, which may require changes in our operations, additional time, management attention and costs to ensure continued compliance.

In recent years, there has been heightened scrutiny and evolving expectations on environmental, social and governance (“ESG”) regulation and practices, commitments, performance and disclosures. For example, California recently enacted Assembly Bill 1305 (“AB 1305”), which became effective on January 1, 2024. AB 1305 requires entities that operate in the state and make net-zero emissions claims, carbon-neutral claims or significant GHG reduction claims to disclose, starting in 2024, information about those claims and the purchase or use of voluntary carbon offsets used to achieve those claims. Non-compliance with the requirements of AB 1305 could expose us to fines of up to $2,500 per individual violation, up to a total of $500,000. Other U.S. states have announced or proposed similar regulations. In the event that we communicate certain initiatives or goals regarding ESG matters in the future, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals.

In addition, we are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, export control and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and regulations.

We cannot guarantee that our current policies and procedures are sufficient to ensure compliance with these laws and regulations. Non-compliance with applicable anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, contractual breaches, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our ordinary shares.

Misconduct by our employees could expose us to legal liabilities, reputational harm and/or other damages to our business.

Our employees play critical roles in ensuring the safety and reliability of our products and services and our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information (including customer data), our proprietary technologies or our know-how. We cannot assure you that our employees will always abide by the terms of their labor contracts, our codes of conduct, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including, but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result. In addition, we cannot assure you that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

We will, from time to time, be subject to claims, including product liability claims, disputes, lawsuits and other legal and administrative proceedings and the outcomes of these proceedings might be unfavorable to us.

In light of the nature of our business, we and our management are susceptible to potential claims or disputes. We, and certain of our management, have been and may, in the future, be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Arbitration Proceedings” and “— Risks Relating to Intellectual Property —We have defended, and, in the future, may need to defend, ourselves and our employees, agents and contractors against patent, trademark and/or other IP right infringement claims.”

Furthermore, we may become subject to product liability claims, including in respect of defects in or malfunctions of batteries leased under our battery subscription program. We face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could also slow or prevent commercialization of our vehicles, which would have a material adverse effect on our brand, business, prospects and operating results.

Lawsuits, litigations, or any legal action may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings. Such legal proceedings could negatively impact our business, reputation, financial condition, results of operations, and prospects.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

While we currently carry commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies, we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us and any other business-related risks. Any imposition of liability that is not covered by our existing insurance or is in excess of our existing insurance coverage could harm our business operations and results.

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

Increasing scrutiny and changing expectations from our investors, customers, employees, and other stakeholders with respect to our ESG practices may impose additional costs on us or expose us to new or additional risks.

Investors, customers, employees, regulators and other stakeholders have expressed increasing interest in our ESG practices. Such practices may be taken into consideration by investors in making their investment decisions, and they may not invest in us if they believe that our ESG practices are inadequate or may invest in our competitors if our ESG practices are perceived to be less robust than that of our competitors. The criteria by which companies’ ESG practices are assessed are subject to change. We may be subject to heightened scrutiny from stakeholders and other third parties in respect of our ESG performance, and we may be required to undertake costly initiatives to maintain a positive ESG outlook or to satisfy any new criteria. Our brand and reputation may be adversely affected if we fail to meet applicable ESG standards or fail to maintain our rating. In addition, our competitors may achieve similar or better ratings than us in the future.

Our Company and our subsidiaries are subject to international trade restrictions imposed by various jurisdictions, which can include economic sanctions and export controls imposed by the United States, other target markets of our Company and our subsidiaries, and other applicable jurisdictions.

Our Company and our subsidiaries are subject to trade restrictions imposed by governments around the world to the extent that such authorities have jurisdiction over our current and future operations. These restrictions include economic and trade sanctions administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, export controls administered and enforced by the U.S. Department of Commerce, as well as similar trade restrictions administered and enforced by governmental authorities in our Company and our subsidiaries’ other target markets outside of Vietnam. Such laws and regulations prohibit or restrict certain operations, trade practices, investment decisions, and partnering activities, including dealings with certain countries or territories, and with certain designated persons.

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

Our business could be affected by the significant increase in current tariffs, export control laws and other trade barriers, which may make it more costly or difficult for us to export our vehicles to the imposing country. We may experience cost increases as a result of existing or future tariffs and may not be able to pass on such additional costs to our customers, or otherwise mitigate the costs. A violation of export control laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal penalties, collateral consequences, remedial measures and other expenses. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We are subject to taxation in multiple jurisdictions. Tax laws in these jurisdictions are often complex and the tax regulators may scrutinize our tax determinations.

We are subject to many different forms of taxation in each of our countries of operation, including income tax, withholding tax, property tax, VAT and other payroll-related taxes. Tax law and administration are complex, subject to change and varying interpretations. Relevant tax authorities in such jurisdictions may not agree with the determinations that are made or the positions taken by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business.

Additional tax expenses could be accrued in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet. We have open tax years from 2020 to 2024 with tax authorities in various jurisdictions. Tax authorities in such countries could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. They may have the authority to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open tax years contain matters that could be subject to different interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The realization of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Information Technology, Cybersecurity and Data Privacy

We have experienced, and may in the future experience, incidents in data security, failure of information security systems and privacy concerns.

We may face challenges with respect to information security and privacy, including in relation to the collection, storage, transmission and sharing of information. Our EVs are connected to the internet and accessible both remotely and in person, which may heighten the risk of security breaches. For certain approved processing purposes, we collect, transmit and store confidential, personal and sensitive information of our employees and/or customers, including names, accounts, user IDs and passwords, vehicle information, and certain transaction related information. We are also subject to certain laws and regulations that require us to share vehicle repair-related information, including location information, with third parties, including repair shops and repair tool hardware developers, under what are sometimes referred to as “right-to-repair” laws. See “— We utilize third-party service providers to support our service and business operations and may experience disruptions or delays in service from these third-party providers.”

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. We have in the past been subject to immaterial cyber and phishing attacks. Though we do not believe we experienced any material losses or any sensitive or material information was compromised, we were unable to determine conclusively that this was the case. We have implemented remedial measures in response to such incidents. We cannot guarantee that such measures will prevent all incidents in the future.

We may face difficulties or delays in identifying or otherwise responding to any actual or potential security incidents or threats. An incident in our data security could create system disruptions or slowdowns and allow malicious parties to access information stored on our networks, resulting in data being publicly disclosed, altered, lost, or stolen, which could subject us to liability and adversely impact our business, financial condition, results of operations, cash flows and prospects. Further, any incidents that can be classified as breaches in our data security could allow malicious parties to access sensitive systems, such as our product lines and the vehicles themselves. Such access could adversely impact the safety of our employees, our customers and third parties.

Any actual, alleged or perceived failure to prevent a security incident or to comply with our cybersecurity policies or cybersecurity-related legal obligations, failure in our systems or networks, or any other actual, alleged or perceived data security incident we suffer, could result in damage to our reputation, negative publicity, loss of customers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and provide any required notifications and consents, including to regulators and/or individuals, and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities. We would also be exposed to litigation and potential liability under laws, regulations and contracts that protect the privacy and security of personal data. We may also face civil claims, including representative actions and other class action type litigation (where individuals have suffered harm) which could potentially amount to significant compensation or damages liabilities, as well as associated costs and fees, diversion of internal resources, and harm our reputation.

We retain certain information about our customers, which may subject us to various privacy, data security, and consumer protection laws.

We use our vehicles’ electronic systems to log certain information about each vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experiences. Our customers may object to our use of this data, which may prevent us to efficiently analyze data related to our vehicle’s performance. Possession and use of our customers’ driving behavior data in conducting our business may subject us to legislative and regulatory burdens in jurisdictions, in which notification of data breach is required, restrict our use of such information, and hinder our ability to acquire new customers or market our existing customers. If customers allege that we or an unrelated third party have improperly released or disclosed their sensitive personal data in our possession, we could face legal claims, lawsuits and reputational harm.

We operate in regions with emerging privacy laws that are still highly uncertain in their interpretation, application, and impact, and may require extensive system and operational changes to implement. As we expand our operations internationally, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the U.S., Canada, Europe and other jurisdictions. See “Item 4.B. Information on the Company — Business Overview — Regulations.” Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to people whose data is processed. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims, damages and administrative fines as well as reputational harm among consumers, investors, and strategic partners.

Complying with these laws may necessitate additional expenses and operational changes, and failure to do so could result in regulatory enforcement actions against us.

Any unauthorized control or manipulation of our vehicles’ systems could result in a loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex technology systems. We have designed, implemented, and tested security measures intended to prevent cybersecurity breaches or unauthorized access to our information technology networks, our vehicles and their systems. We have implemented additional security measures as necessary to comply with the relevant standards of our target markets, such as ISO 21434:2021, UNECE R-155 and R-156 regulations on the safety of connected vehicles. However, hackers and other malicious actors may attempt in the future to gain unauthorized access to modify, alter, and use networks, vehicle software and our systems to gain control of, or to change, our vehicles’ software or to gain access to data stored in or generated by the vehicle. Errors and vulnerabilities, including zero-day vulnerabilities, in our information technology systems will be probed by third parties and could be identified and exploited in the future, and our remediation efforts may not be timely or successful. Any unauthorized access to or control of our vehicles or their systems or any unauthorized access to or loss of data could result in risks to our customers and other third parties, unsafe driving conditions, or failure of our systems, any of which could result in interruptions in our business, legal claims or proceedings which may or may not result in our favor and could subject us to significant liability. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our vehicles, their systems or data are capable of being “hacked” and lack appropriate safety controls, could negatively affect our brand and harm our business.

We utilize third-party service providers to support our service and business operations and may experience disruptions or delays in service from these third-party providers.

We engage third-party suppliers and service providers (collectively, the “Providers”) who have access to our data. This may expose us to challenges related to information security and privacy, including issues with the collection, storage, transmission, and sharing of information. Our brand, reputation and ability to attract customers depend on the reliable performance of our vehicles and their support systems, technology, and infrastructure. For example, we outfit our vehicles with in-vehicle services and functionality that use data connectivity to monitor performance and capture opportunities for cost-saving preventative maintenance. The availability and effectiveness of these services depend on our continued operation of information technology and communication systems. We use leading third-party providers to host our cloud computing and storage needs. We do not own, control, or operate our cloud computing physical infrastructure or their data center providers. Although we have put in place disaster recovery plans, including the use of multiple cloud service providers spread out across different locations, our systems and operations are still vulnerable to damage or interruption from, among others, fire, flood, power loss, natural disasters, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, system vulnerabilities, earthquakes and other events at the sites of such providers. Ransomware within our information systems could target our manufacturing or business capabilities, limiting the availability and uptime of these systems or eliciting payment from us. The occurrence of any of the foregoing events could result in damage to systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

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

We work with various Providers in the course of operating our business, and we depend on such Providers to take appropriate measures to protect the security and integrity of their information and systems. Operational, financial, legal and other challenges faced by our Providers may have a negative effect on our business, the nature and extent of which are difficult to predict. We cannot assure you that the measures taken by our Providers will be effective.

Risks Relating to Intellectual Property

Our use of open-source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our services and subject us to possible litigation, claims or proceedings.

We use open-source software in connection with the development and deployment of our products and services. We expect to continue to use open-source software in the future. Companies that use open-source software in connection with their products have, from time to time, faced claims challenging the use of open-source software or compliance with open-source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with open-source licensing terms. Some open-source software licenses may require users who distribute proprietary software containing or linked to open-source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open-source code under the same open-source license, which could include proprietary source code. In such cases, the open-source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open-source software and try to ensure that open-source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open-source license terms are often ambiguous and have generally not been interpreted by courts in many jurisdictions.

We may not be able to prevent others from unauthorized use of our intellectual property.

We may not be able to prevent others from unauthorized use of our IP, which could harm our business and competitive position. We have a combination of owned, jointly owned and licensed patents, trade secrets (including those in our know-how), copyrights, service marks, trademarks and other rights granted by IP laws, as well as employee and third-party nondisclosure agreements, IP licenses and other contractual rights to establish and protect our technology and IP rights. While Vingroup has registered our tradename, logo and V line design worldwide, our EV and e-scooter names have only been registered in our target markets, while the industrial designs for various EV models have only been submitted and registered in various key markets. Thus, our IP rights may not be enforceable across various international jurisdictions and may be challenged, contested, circumvented or invalidated by third parties.

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

We have defended, and, in the future, may need to defend, ourselves and our employees, agents and contractors against patent, trademark and/or other IP right infringement claims.

We are involved in, and may in the future become party to, IP infringement proceedings. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Arbitration Proceedings” From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other IP or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights either directly or through our employees, agents or contractors. Such parties may bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their IP. For example, complaints were filed against us in April 2024 with the U.S. District Court for the Central District of California and the United States International Trade Commission (“ITC”) (the “IP Complaints”). The IP Complaints allege that we developed, manufactured, and imported certain products into the United States in a manner that allegedly infringes on patents held by a third party, and that we incorporate such products into our vehicles. The IP Complaints seek, among other things, that the ITC and/or the Court initiate an investigation into the matter, issue a permanent limited exclusion order to prevent the relevant products and vehicles from entering the United States, enforce a cease-and-desist against VinFast and an award of damages to plaintiff in such IP Complaints. The District Court action has been stayed pending resolution of the ITC action. The ITC action is currently in the discovery phase and an evidentiary hearing was held in March 2025. We are currently waiting for a decision from the judge.

Litigation or other legal proceedings relating to IP claims, regardless of merit, may cause us to incur additional expenses and could distract our technical and management personnel from their normal responsibilities, even if we ultimately prevail in such proceedings. Further, if we or the third-party technology partners with whom we jointly own or from whom we license IP rights are determined to have infringed upon a third-party’s IP rights, we may be required to do one or more of the following:

●	cease selling or leasing, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the IP that we allegedly infringe, misappropriate, dilute or otherwise violate;
●	pay substantial royalty or license fees or other damages;
●	seek a license from the holder of the infringed IP right, which license may not be available on reasonable or exclusive terms or at all;
●	redesign or re-engineer our vehicles or other technology, goods or services, which may be costly, time-consuming or impossible; or
●	establish and maintain alternative branding for our products and services.

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

Risks Relating to Our International Operations

There are risks associated with investments in companies with international operations, specially outside the U.S., including those in relation to political, economic and legal conditions.

Currently, substantially most of our assets are located in Vietnam. We are establishing manufacturing facilities in India and Indonesia and have showrooms and service workshops for our EVs across Vietnam, U.S., France, Germany, the Netherlands, Canada, Indonesia, the Philippines, Oman and the United Arab Emirates. As a result, future political, economic, legal and social conditions in the countries we operate, as well as certain actions and policies that the governments of these countries may or may not take or adopt, could materially and adversely affect our business, financial condition, results of operations and prospects. While the laws and regulatory apparatus affecting the economies where we have our presence are evolving with continuing improvements and increasing transparency, some are still not as well established as the laws and regulatory apparatus of regions such as Western Europe and the U.S. Furthermore, laws and regulations may be interpreted and enforced differently in different regions. Policy changes and interpretations of applicable laws may produce unexpected consequences. Any adverse changes in laws, regulations or policies in the countries we operate could adversely affect our business, financial condition, results of operations and prospects. In addition, relevant authorities may take different interpretations of tax laws than we do, leading us to incur costs or liabilities.

Our non-U.S. operations are also subject to risks related to foreign exchange control and foreign investments. For example, at present, foreign invested enterprises in Vietnam are, subject to conditions, generally permitted to exchange Vietnamese Dong into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam to repatriate profits and make outward remittances of foreign currency for the purchase of supplies and services, among others, provided that such foreign invested enterprise declares the intended use of the money and provides appropriate supporting documents. Such remittances are restricted to being made through registered accounts at authorized banks which are licensed to operate in Vietnam, and profits must first be converted into foreign currency prior to remittance. While under the Vietnamese government’s current foreign exchange policy, there is a low risk of foreign exchange controls restricting our ability to freely utilize our revenue and to receive dividends from our Vietnamese subsidiaries, there is no assurance that the Vietnamese government will not, in future, extend its foreign exchange controls to restrict or prevent profits from being repatriated by foreign invested entities. Any tightening of foreign exchange controls and foreign investment laws could limit our ability to receive dividends from our subsidiaries in the relevant countries, through which all of our revenue is generated, and would cause a material and adverse effect on our business, financial condition and results of operations.

Investors may face difficulties enforcing foreign court judgments against us.

Currently, although substantially all of our assets are located in Vietnam, we have acquired assets in various countries where we have our operations. It may be difficult for investors to enforce against us judgments obtained from courts outside these jurisdictions with regard to any actions pertaining to our assets located in those jurisdictions.

In addition, certain of our directors and officers are residents of Vietnam and Singapore, and the majority of the assets of such persons are located in Vietnam. As a result, it may be difficult for investors to effect service of process upon Vietnam-resident directors and officers, or to enforce against them judgments obtained in courts outside Vietnam predicated upon the laws of jurisdictions other than Vietnam. Furthermore, not all jurisdictions in which we operate are parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards. While some have bilateral treaties concerning the recognition and enforcement of foreign court judgments, they are not parties to any other multinational treaties in this regard. A civil judgment or decision from a foreign court is enforceable in certain countries only if there is a treaty between the countries, a reciprocal agreement, or if it is permitted by the domestic laws of the enforcing country. Certain countries, such as Vietnam and Indonesia, may establish grounds for their domestic courts to refuse the recognition and enforcement of foreign judgments, decisions, or even foreign arbitral awards.

Under certain jurisdictions, a judgment of a foreign court will not be recognized and enforced where, among others, the competent court in which the recognition and enforcement is requested determines that the recognition and enforcement of such judgment is contrary to the fundamental principles of its domestic laws. Such term may not be clearly defined and is subject to the discretion of the relevant domestic court.

Risks Relating to Being a Public Company

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

We intend to rely on the exemptions listed above and may in the future elect to follow our home country’s practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of Nasdaq.

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

Based on our current and expected income and assets (taking into account the expected cash proceeds from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement, and our current and anticipated market capitalization), we do not believe we were a PFIC for our taxable year ended December 31, 2024 or presently expect to be a PFIC for our current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for our current or subsequent taxable years because the value of our assets for the purpose of the first part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and any cash raised from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement. Moreover, the U.S. Internal Revenue Service (“IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our income and assets that are passive under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any prior or future taxable year.

If we are, or are treated as, a PFIC for any taxable year during a U.S. Holder’s holding period for our securities, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. As discussed below, we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election with respect to our ordinary shares in the event that we are (or are treated as) a PFIC in any future taxable year.

U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be, or may be treated as, a PFIC. See “Item 10. Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

Risks Relating to Ownership of Our Securities

The issuance of ordinary shares under the Yorkville Subscription Agreement, or any other equity-linked instruments, or upon the exchange of Vingroup Exchangeable Bonds, may result in the dilution of our shareholders and create downward pressure on the price of our ordinary shares.

The subscription price for the shares that we may issue to Yorkville under the Yorkville Subscription Agreement will fluctuate based on the price of our ordinary shares. Depending on several factors, including market liquidity, sales of such ordinary shares may cause the trading price of our ordinary shares to fall. If and when we do issue ordinary shares to Yorkville, Yorkville may resell all, some, or none of those ordinary shares at its discretion, subject to the terms of the Yorkville Subscription Agreement. Therefore, the issuance of ordinary shares to Yorkville by us will result in dilution to the interests of other holders of our ordinary shares.

In addition, the Exchangeable Bonds are exchangeable into our ordinary shares at the Deed Poll Exchange Rate (as defined herein) under the Deed Poll (as defined herein). The issuance of ordinary shares to the holders of the Exchangeable Bonds upon exchange will result in dilution to our shareholders’ equity and could result in a decline in the market price of our ordinary shares.

In addition, raising additional funds through any future equity or equity-linked issuances may dilute existing shareholders and give new equity securities more favorable rights than current ordinary shares.

The trading price of our ordinary shares and warrants may be volatile, a market for our securities may not be sustained, and future sales of the securities and the availability of a large number of such securities could depress the price of the securities.

An active trading market for our securities may not be sustained. The Initial Shareholders hold an aggregate of 97.9% of our ordinary shares outstanding as of April 25, 2025. As a result, the liquidity of our securities may be significantly limited.

In addition, the stock markets, including Nasdaq Stock Market LLC (“Nasdaq”) on which our ordinary shares and warrants are listed, have from time-to-time experienced significant price and volume fluctuations. Furthermore, the trading volumes in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market prices of our ordinary shares and warrants decline significantly, you may be unable to resell the ordinary shares or warrants at or above the market price of such securities as of the date that they were acquired. The trading price of our ordinary shares and warrants may be volatile and could fluctuate widely due to factors beyond our control, including, but not limited to:

●	variations in our revenues, earnings and cash flow;
●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;
●	changes in financial estimates by securities analysts;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	adverse publicity about our Company, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to our Company;
●	sale of our ordinary shares or other securities in the future;
●	market conditions in our industry;
●	potential litigation or regulatory investigations; and
●	the realization of any of the risk factors presented in this Annual Report.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares and warrants trade. The sale of a significant number of ordinary shares or other equity securities in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of the ordinary shares. Moreover, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. These factors could also materially impair our ability to raise capital through equity offerings in the future.

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

We are, and may in the future be again, involved in securities class action suits against the company, which divert a significant amount of our management’s attention and other resources from our business and operations, require us to incur additional expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Sales of a substantial number of our securities in the public market by our existing shareholders could potentially cause the price of our ordinary shares to fall.

The 60,720,967 ordinary shares offered by the selling securityholders named in the First Resale Registration Statement, together with the 95,273,331 ordinary shares being offered by Yorkville pursuant to the Second Resale Registration Statement, represent 6.7% of our outstanding ordinary shares as of April 25, 2025.

The number of ordinary shares that have been registered for resale pursuant to the First Resale Registration Statement and the Second Resale Registration Statement constitute approximately 6.5 times the number of ordinary shares held by persons other than our affiliates and the selling securityholders named therein. Accordingly, sales of our ordinary shares pursuant to these registration statements could be significant, relative to our current public float.

While the sale from time to time of ordinary shares pursuant to the First Resale Registration Statement and the Second Registration Statement by the selling securityholders named therein will increase our public float, we are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares and warrants. Sales of ordinary shares in the public market by the selling securityholders named therein, or the perception that those sales might occur, could potentially have a negative impact on the market price of ordinary shares and warrants. The sale of any or all the securities offered pursuant to any of these registration statements could result potentially in a decline in the public trading price of our securities.

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

The trading market for our ordinary shares will be influenced by the research and reports that industry or financial analysts publish about our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may take time to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any, and the analysts who cover us issue an inaccurate or unfavorable opinion regarding us, our share price would likely decline. In addition, the share prices of many companies in the auto and technology industries have declined significantly after those companies have failed to meet the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of our Company or fail to publish reports on our Company regularly, our visibility in the financial markets could decrease, which could cause our share price or trading volume to decline.

Our failure to meet the continued listing requirements of Nasdaq could result in the delisting of our securities.

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

In December 2021, VinFast Vietnam was converted into a joint stock company under the name, “VinFast Trading and Production Joint Stock Company.” Our Company’s name was changed to “VinFast Trading & Investment Pte. Ltd.” on April 8, 2021 and to “VinFast Auto Pte. Ltd.” on December 22, 2022. To facilitate our public listing, we established our offshore holding structure through a series of transactions that resulted in VinFast Vietnam’s operations being reorganized under VinFast Auto Pte. Ltd. On July 31, 2023, we converted from a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” into a Singapore public limited company operating under the name “VinFast Auto Ltd.”.

Reorganization

Vingroup and VIG made initial equity capital contributions in cash in VinFast. VinFast acquired an aggregate 99.9% voting interest in VinFast Vietnam in January 2022 from its controlling shareholders, in consideration for cash equivalent to the initial equity capital contributions into the registrant as well as non-interest-bearing promissory notes with an aggregate principal amount of approximately VND50,000.0 billion (the “Share Acquisition P-Notes”) issued by VinFast to the controlling shareholders of VinFast Vietnam. As a result of these transactions, the former majority shareholders of VinFast Vietnam, being Vingroup and VIG, became the majority shareholders of VinFast and VinFast Vietnam became a subsidiary of VinFast. These transactions, which are described below, are referred to collectively as the “Reorganization.”

In June 2022, VIG assigned its Share Acquisition P-Notes, amounting to VND24,208.3 billion, to VinFast Vietnam to partially settle its payment obligations to us pursuant to the ICE Assets Disposal Agreements. In November 2022, our payment obligations related to such assigned Share Acquisition P-Notes were subsequently eliminated on a consolidated group basis when we completed the ICE Assets Disposal.

In December 2022, Vingroup assigned its Share Acquisition P-Notes, amounting to VND25,782.2 billion, to VinFast Vietnam in return for the issuance of dividend preference shares in VinFast Vietnam (the “Recapitalization”). The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights.

As a result of the transactions described above, there were no payable amounts outstanding in respect of the Share Acquisition P-Notes on a consolidated basis as of December 31, 2022.

In November 2024, we announced our plan to reorganize our internal group companies under VinFast Vietnam. Under this reorganization plan, a new Vietnam-incorporated company, VinFast Investment and Development Joint Stock Company (“VFDI”) was spun off from VinFast Vietnam as a new direct subsidiary of our Company (the “Spin-Off”). VFDI holds certain of the VinFast group’s international subsidiaries, namely a 99.3% interest in Vingroup Investment Vietnam JSC, which in turn wholly owns VinFast’s subsidiaries in France, Canada, the Netherlands, and Germany and holds a 73.6% stake in Indonesia.

VinFast Vietnam continues to be our direct subsidiary and holds our EV manufacturing business in Vietnam. In addition, VinFast Vietnam holds a 100% ownership interest in VinFast’s subsidiary in Australia, a 99.5% ownership interest in VinFast Commercial and Services Trading, as well as a 99.8% interest in VinEG Green Energy Solutions JSC.

Phase-out of ICE Vehicle Production

Our Company was established in Vietnam in 2017 and commenced the production of ICE vehicles in 2019. Our operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and e-scooters. Our ICE vehicle models are: the Fadil (A-segment), the Lux A (E-segment), the Lux SA (E-segment SUV) and the President (E-segment SUV). Since commencing vehicle production in 2019 through December 31, 2024, approximately 86,050 vehicles out of 223,970 vehicles we have delivered have been ICE vehicles.

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

The ICE Assets that we transferred to VIG comprise certain machinery, equipment, tooling and production lines that were used exclusively in the production of our ICE vehicles and that we determined could not be retooled for EV production, as well as other technologies used in the production of our ICE vehicles. The consideration for the ICE Assets was VND28,999.0 billion, inclusive of taxes, which was the amount agreed among the parties with reference to the estimated book value of the ICE Assets under Vietnamese accounting standards.

VIG settled a portion of the consideration for the ICE Assets Disposal amounting to VND24,208.3 billion through the assignment of the Share Acquisition P-Notes held by VIG to VinFast Vietnam and a payment of VND2,000.0 billion to VinFast Vietnam in June 2022 and VND1,148.2 billion through set-off against outstanding fixed rental fee receivables for the leased-back period from VinFast Vietnam. Our payment obligations related to the assigned Share Acquisition P-Notes were subsequently eliminated when we completed the ICE Assets Disposal in early November 2022 at a net gain of VND13,604.2 billion, which was recognized as a deemed contribution arising from the ICE Assets Disposal. All remaining consideration for the ICE Assets Disposal was paid in 2024.

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

Notwithstanding the ICE Assets Disposal and the cessation of production of ICE vehicles in early November 2022, our results of operations in 2022 and 2023 include results of our ICE vehicle manufacturing business because we delivered ICE vehicles during such periods. We retained all servicing, warranty and other obligations and liabilities related to ICE vehicles that we have produced, and we retained all rights, obligations and liabilities under ICE vehicle-related supplier contracts that we are not able to novate to VIG, Vingroup or other parties outside of our Group.

We have incurred additional costs associated with break fees or settlement costs related to our outstanding obligations under such contracts, which will be recorded in our consolidated statements of operations as compensation expenses.

We have retained the balance of our ICE Assets that are not transferred to VIG, which comprise our rights, interests and obligations under various license agreements with international car manufacturers related to licenses used in the production of our ICE vehicles.

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

Our mission is to help create a more sustainable future for all. We aim to help sustain our planet by accelerating the switch to electric vehicles with an inclusive, comprehensive product line and unique service platform. We envision a world where a top-tier electric vehicle-driving experience is accessible to all. We have already begun delivering on that vision today with our line of all-electric SUVs, readying us for the new era of VinFast, one focused on global expansion and creating a sustainable future.

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

Come join the charge with us.

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality EVs, e-scooters and e-buses. Our EV product line is a range of fully-electric mini- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We delivered 223,970 four-wheeled vehicles (including approximately 86,050 ICE vehicles and approximately 137,920 EVs) and approximately 303,280 two-wheeled vehicles (including approximately 302,440 e-scooters and approximately 840 e-bikes) from inception through December 31, 2024. According to our preliminary results, in the first quarter of 2025, we delivered 36,330 EVs and approximately 44,900 two-wheeled vehicles. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

Our target international markets include select countries in North America, such as the U.S. and Canada; Asia, covering India and Southeast Asia, including Indonesia and the Philippines; and the EMEA (Europe, the Middle East and Africa) region. We also continue to strengthen our position in our market in Vietnam. We believe our vehicles are differentiated, especially in the emerging EV landscape, through our high-quality product offering. This differentiation is built on advanced technology and new-mobility features for our drivers, fashionable and luxurious designs, and our comprehensive smart services solution. We expect to remain competitive by focusing on SUVs, the most popular consumer vehicle segment, and including in our products top tier technology and luxurious outfitting that is not standard for similar vehicles at our price points. We strongly believe in the future of Smart Mobility and strive to provide the VinFast platform as an access point to that future.

We have achieved a great deal in our short history. Following the founding of our Company in 2017, we achieved start of production of our first ICE vehicle in only 21 months. As a new entrant and the first Vietnamese OEM, we have partnered with top-tier global companies, including Magna Steyr Fahrzeugtechnik AG & Co KG (“Magna”) and Pininfarina S.p.A. (“Pininfarina”) to accelerate the integration of industry best practices into our processes. Deliveries of our first fully-electric SUV, the VF e34, began in Vietnam in December 2021. Deliveries of the VF 8 began in Vietnam in September 2022 and in the U.S. in March 2023. Deliveries of the VF 9, VF 5 and VF 6 began in Vietnam in March, April and December 2023, respectively. Deliveries of VF 7 and VF 3 began in Vietnam in March and July 2024, respectively. From the start of our EV production until December 31, 2024, we delivered approximately 137,920 EVs (consisting of approximately 40,300 VF 5s, 32,780 VF e34s, 25,580 VF 3s, 22,340 VF 8s, other models, and e-buses) mostly in Vietnam. Driven by demand for affordable models and strength in the domestic Vietnam market, we set new delivery records in Vietnam for four consecutive months from September to December 2024, culminating in total deliveries of approximately 97,400 EVs globally for the full year 2024, consisting of approximately 33,140 VF 5s, 25,580 VF 3s, 14,310 VF e34s, 9,860 VF 8s, 9,070 VF 6s, and other models and e-buses. This represents a 192% increase year-over-year, exceeding management’s revised delivery guidance of 80,000 vehicles globally for the full year 2024. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We are a growth stage company in the EV industry and face challenges associated with the marketing and sale of products in different markets.”

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

We are a majority-owned affiliate of Vingroup, one of Vietnam’s largest conglomerates. Led by Mr. Pham, who is our Managing Director and CEO, Vingroup operates market-leading, fast-growing businesses that span the industrials, technology, real estate and social services sectors in Vietnam. Vingroup has an operating history of over 30 years and a strong track record of improving the daily lives of consumers through applied technology. As of December 31, 2024, approximately $14.3 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. We believe our ongoing relationship with Vingroup is a significant competitive advantage, most notably through shared expertise and software co-development among nearly 1,800 engineers in the Vingroup ecosystem who collectively help produce differentiated technology for VinFast vehicles.

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

Smart Mobility and the VinFast Differentiators

Our full-service driver and ownership experience is a hallmark of the VinFast brand and built around the concept of Smart Mobility, which we believe differentiates us from our competitors. To us, Smart Mobility encompasses the following:

●	High Quality Product
●	Thoughtful design for a boundless premium experience — We evoke EMOTION and PASSION between driver and car
●	Top-of-the-line vehicle lineup — We offer a STYLISH product line with skilled craftsmanship in every detail
●	“TECHNOLOGY FOR LIFE” — We embrace PERSONALIZATION and CONNECTIVITY with a full suite of standard smart infotainment features, including a heads-up display, virtual personal assistant, in-car commerce and mobile office capabilities, creating a space for lifestyle between home and office
●	Sustainability — We aim to deliver our products RESPONSIBLY to help promote a greener world for us all
●	Steadfast focus on meeting world-class safety standards — We focus unwaveringly on SAFETY
●	Competitive Pricing and Value
●	ACCESSIBILITY — We seek to offer our products in a more approachable and accessible way relative to closest EV peers to help increase opportunities for greater EV adoption globally
●	We offer high performance, luxurious features, high quality, an advanced suite of enhanced technology and cutting-edge engineering execution at a COMPETITIVE price point
●	FLEXIBLE purchase options, including own, lease, where available, to suit any customer’s preference

●	Peace-of-Mind Ownership Experience
●	Our goal is to provide BEST-IN-CLASS after-sale policy with up to 10-year / 125,000-mile warranty and 24/7 roadside assistance
●	WORRY-FREE experience through our “VINFAST SERVICE” model with remote and mobile service offerings
●	EASE-OF-ACCESS to our network of showrooms and service centers and integrated suite of EV charging solutions through VinFast Power Solutions and partners such as EVgo, Bosch, Blink, FLO and ChargeHub.

Our Business Strengths

We believe we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

●	Comprehensive Green Mobility Ecosystem with Strategic Focus on High Growth Segments: We boast a broad EV mobility platform, including electric cars for the global EV market and e-scooters and e-buses in Vietnam. We have targeted the highest-growth segments in our production ramp up and global launch strategy. Not only do we forecast an increasing secular shift to EVs, but we have also studied our key growth markets and targeted the SUV segment initially, as it is the segment of the passenger light vehicle market with the highest expected growth in demand. To make electric mobility more accessible to everyone, we offer passenger EVs to end-customers and form partnerships with business-to-business (“B2B”) partners, such as short-term rental suppliers and taxi service providers, to provide taxi rides and short-term rentals, allowing customers to experience our vehicles firsthand. Our diverse, high quality EV offering with premium features enables VinFast to enter markets that are ripe for long term EV adoption. Our competitive pricing philosophy and product strategy are centered around our mission to make EVs accessible to everyone, through the potential conversion of ICE drivers to new EV drivers, and the transition from two-wheeled to four-wheeled vehicles happening in certain markets. We have seen success in this conversion effort thus far.
●	Attractive Lineup of Skillfully Engineered, Stylish Electric SUVs: Our comprehensive lineup of EVs, highlighted by the VF 3, VF 5, VF 6, VF e34, VF 7, VF 8, VF 9 and the forthcoming concept model, the VF Wild, as well as the new Green series, is designed to enhance and complement the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. In January 2025, we introduced the Green series, which is tailored for transportation services. The series includes four EV models: the Minio Green (mini car) and Limo Green (MPV), which are completely new models, and the Herio Green (A-SUV) and Nerio Green (C-SUV), which were developed based on the VF 5 and the VF e34, respectively. Every decision that we make in the design of our vehicles is framed with the driver in mind — from our spacious seats to the colored heads-up display, simplistic dashboard and personal assistant interface, we expect the VinFast system to become fully integrated into our drivers’ lives. On the exterior, our signature lighting that frames our “V” logo sweeps out to the corners of the car and powerfully exudes our brand. The overarching character of our vehicles provides a comfortable and modern feel, while making a powerful statement on the VinFast Lifestyle.
●	Innovation-Driven, Technology-Centric Platform: We offer integrated, state-of-the-art technology across our vehicle segments and in our associated mobile application platform. Our platform was built with the philosophy of “technology for life,” driven by the belief that technology should enable the safest, most driver-friendly experience possible. To us, “technology for life” involves being thoughtful with our design features and R&D efforts, while maintaining a strategic focus on the highest value and most practical features to support our customers’ needs. Our development teams work with well-established engineering service providers and suppliers of high-quality components to research and develop differentiated and personalized features, such as virtual assistants, in-car e-commerce, in-car entertainment, facial recognition, voice biometrics and more to create a truly personalized driving experience. In addition, we are focused on including the latest practical safety features through our ADAS implementation. Most of the vehicles that we have currently launched or plan to launch are offered or planned to be offered with ADAS Level 2 capabilities.

●	Differentiated Ownership Experience to Drive Brand Loyalty: Our vision is to transform the traditional vehicle ownership model into a customized experience for our drivers, thereby increasing brand loyalty and adding more value to our drivers. We aim to do this through four key initiatives: our cloud-based companion app, unique warranty offer, VinFast Service program and VinFast Power Solutions. We intend for our app to allow for a fully-connected experience and act as a hub for vehicle service, infotainment connectivity and more. Our comprehensive warranty of up to 10-year / 125,000-mile, including our roadside assistance package, demonstrates our commitment to the quality of our products. Our VinFast Service program aims to bring best-in-class convenience to our customers through, remote care (diagnostics and virtual repairs), mobile services (provided by a fleet of EV vans, in certain markets) and roadside assistance, all of which will be accessible through our customer app and our 24/7 service centers. Finally, through our VinFast Power Solutions, we aim to alleviate anxiety around charging and autonomy by offering at-home smart charging solutions coupled with access to an extensive charging network through our e-mobility platform, which include charging stations provided by our mobility partners.
●	Flexible Offering at a Competitive Price Point: We believe that providing a flexible, high-quality product offering at an competitive price point is critical to our “boundless together” philosophy. This philosophy offers the benefits of EVs to a broader population than possible today, which we believe will provide flexibility for us to capture market share. Our competitive pricing model differentiates us from most OEMs in the market today that are pursuing the higher-priced premium segment. We target a broader market and offer a lower TCO proposition without compromising on our design or technology suite. We believe we deliver this value not only through our competitive pricing relative to peers but also through our flexible ownership options, including through vehicle leasing with third-party partner banks, to reach a broader driver and ownership base. We have multiple advantages that allow us to maintain price competitiveness, including our highly-automated, vertically integrated manufacturing facility, our access to a relatively low-cost labor base in Vietnam, our well-diversified supplier base, relatively favorable tax environment and established trade agreements between Vietnam and major global markets. These relative strengths have allowed us to build a competitive cost structure that enables our competitive pricing model.
●	Demonstrated Speed to Market and Ability to Execute: We have demonstrated our ability to deliver on market capture and brand building within Vietnam. With our initial line of ICE vehicles, we reached start of production within 21 months from company inception. Within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data, taking market share from global automotive OEMs from Europe, the U.S. and Asia who have historically dominated these segments. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations within three months of accepting reservations. We believe our success in Vietnam has been enabled by our flat organizational structure, quick decision-making, and strong cooperation with internal and external parties. After we debuted our planned EV lineup at CES in January 2022, we began accepting reservations globally for our VF 8 and VF 9 models and received approximately 24,000 reservations in the first 48 hours. We commenced delivery of the VF 8 “City Edition” vehicles in Vietnam in September 2022 and in the U.S. in March 2023, and the VF 9, VF 5 and VF 6 in Vietnam in March, April and December 2023, respectively. First deliveries of the VF 7 started in late March 2024 and first deliveries of the VF 3 started in July 2024. From September to December 2024, we broke our monthly delivery records in Vietnam in four consecutive months. For the first time, a Vietnamese EV brand outperformed all international competitors to become the market leader in terms of monthly deliveries during this period, according to data from the Vietnam Automobile Manufacturers’ Association (“VAMA”), Thanh Cong Group and internal data (for VinFast only). This achievement marked a historic milestone for the domestic Vietnamese automotive industry. The strong contribution from the Vietnam market helped us achieve total global deliveries of nearly 97,400 EVs for the full year 2024, representing a 192% increase year-over-year.

●	Highly Automated Manufacturing Capabilities: We produce vehicles in our factory in Hai Phong, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia. Our manufacturing facility opened in 2018 and has supported the production of 14 four-wheeled vehicle models (four ICE models, three e-bus models and seven EV models), 10 e-scooter models with 17 different variants and one e-bike model. The automobile manufacturing factory has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year and a lean production capacity rate (i.e., the number of vehicles that can be constantly manufactured in a year without additional shifts) of up to 250,000 vehicles per year. We believe our proven manufacturing capabilities will enable us to deliver on a global scale. In addition, we benefit from an integrated supplier park at our Hai Phong facility with our key partners on site, including FORVIA, Lear Corporation and others, which helps us achieve economies of scale, drive manufacturing optimization and reduce costs. We source up to 75% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of January 1, 2025. Our location in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, provides a competitive advantage in logistics as we ship our vehicles across the globe. Additionally, in 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. In July 2024, VinFast Auto India Private Limited (“VinFast India”), our subsidiary, entered into a binding memorandum of understanding (“MOU”) with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. In February 2024, we broke ground at our manufacturing facility in Tamil Nadu, which marked the commencement of the construction work for phase 1 of the factory. Additionally, in July 2024, we broke ground on our CKD facility in Subang, West Java, Indonesia, underscoring our commitment to expanding our presence in Southeast Asia and supporting Indonesia’s burgeoning EV industry. In February 2025, we entered into a principal agreement with Vinhomes Ha Tinh Industrial Zone Investment JSC (“VHIZ Ha Tinh”), a subsidiary of Vingroup, to establish the key terms for leasing a new CKD factory in Ha Tinh, Vietnam. The factory is expected to have a maximum capacity of up to 200,000 EVs per year in phase 1. Construction began in early December 2024 and operations are expected to commence in 2025.
●	Foundational Support from Vingroup: Our relationship with our corporate parent, Vingroup, affords us a superior competitive footing relative to other peers entering the electric vehicle market, especially through the partnership channels of Vingroup. Vingroup, together with our shareholders, has provided substantial financial and strategic support to VinFast since our founding. As of December 31, 2024, approximately $14.3 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In connection with the capital funding agreement dated April 26, 2023, we received approximately VND60,000.0 billion, consisting of VND24,000.0 billion in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham, as well as up to VND24,000.0 billion in loans and up to VND12,000.0 billion in grants from Vingroup. To support the continued business growth of our Company, Vingroup intends for it and its subsidiaries to provide our subsidiaries incorporated in Vietnam with up to VND35,000.0 billion ($1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursement will be subject to our needs and Vingroup having sufficient financial resources. As of March 31, 2025, Vingroup has disbursed VND27,469.2 billion ($1.1 billion) in loans to us. In addition, in connection with the grant agreement dated November 12, 2024, Mr. Pham, directly or indirectly through his associated companies, have committed to provide up to VND50,000.0 billion ($2.1 billion) in grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount. From November 12, 2024, the date of the aforementioned grant agreement, Mr. Pham has disbursed VND10,000.0 billion ($410.9 million) in grants to us.

We have benefited from access to the full range of IP and R&D capabilities in the Vingroup technology ecosystem. In January 2024, we acquired VinEG (then VinES), one of our key battery suppliers, from Mr. Pham. For more information regarding our acquisition of VinEG, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Agreements with VinES Relating to the Battery Business Prior to Our Acquisition in January 2024.”

We have sourced battery packs from VinEG since VinEG commenced production of battery packs in the second quarter of 2022. VinEG plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. Our ownership of VinEG is intended to enable us to take control of our battery technology and achieve greater integration in our production value chain. VinEG operates a battery pack assembly facility and a lithium cell facility in collaboration with Gotion in Ha Tinh, Vietnam.

We intend to continue to work closely with Vingroup and other affiliates in the Vingroup ecosystem on opportunities to improve our battery development capabilities. For example, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinEG to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We also enjoy strong demand for our EVs from our Vingroup affiliates such as GSM.

●	Experienced, Diverse and Entrepreneurial Management: Our leadership team is singularly focused on achieving the original goals set out by Vingroup when VinFast was founded: to establish a high-quality, globally recognized e-mobility EV manufacturer in Vietnam. Our leadership team have assembled a deep bench of talent from the automotive, technology and finance industries, unified by the spirit of “boundless together” and dedicated to driving the electric vehicle revolution for VinFast. We also benefit from the diverse experiences of our senior management team who come from different industries, including those that have previously served in different roles in leading automotive and technology companies, such as Mercedes-Benz, Ford, Renault, Jaguar Land Rover, FCA Fiat Chrysler Automobiles, General Motors.

Our Key Focus Areas and Long-Term Growth Strategies

Our long-term growth strategy is anchored on the following key pillars:

●	Increase Global Reach to Meet Demand: Our strategy is to continue growing our global footprint into areas where we expect high EV demand growth.

In Phase I, we focused on three markets, namely Vietnam, North America (comprising the U.S. and Canada) and Europe (comprising France, Germany and Netherlands). In Vietnam, we implemented both direct-to-customer (“D2C”) and dealership sales models from the beginning. Besides that, in North America and Europe, we employed a D2C sales model to promote VinFast brand awareness and enable a personalized and approachable experience for VinFast cars. We established a network of VinFast self-operated showrooms under three different showroom models (1S, 2S and 3S), with each showroom model tailored to create a specified customer experience with smaller showrooms intended for customer education in areas with high foot traffic, while larger showrooms offer opportunities to test drive our vehicles. Our showrooms have served as a place for customers to experience the VinFast brand and products and meet members of the VinFast community, and as a hub for VinFast service solutions.

In Phase II, we identified various addressable markets globally in addition to the initial target markets, based on the potential market size, accessibility and competitiveness. We commenced Phase II in 2024 and introduced our dealership sales model in addition to our existing D2C sale model in North America, Europe and two additional market clusters: Asia and the Middle East. During this phase, our primary objective is to expand our dealer network, to rapidly enhance brand reach and elevate customer experiences, and we expect to gradually transition from our existing hybrid model to a full dealership model in all markets. To support this transition, we have transferred some of our existing showrooms to our dealers. Our goal is to maintain and promote a best-in-class after-sales policy in the market. Our local partners in new markets are expected to support the policy and continue to provide a high standard of service for customers and buyers. Engaging local dealer groups in many of these key markets can offer a capital-light model for expansion that can allow us to be more efficient in capital usage and costs. In Vietnam, in the third quarter of 2024, we completed the transfer of our existing VinFast-owned showroom network to our dealers. In the U.S., we are transitioning to a franchise dealer distribution model. We plan to strategically close our VinFast-owned showrooms in California, with the process expected to be completed by the end of June 2025. Outside of California, where all our owned showrooms are currently located, we have built a network dealer showrooms across the U.S. Similarly, in Europe, we are initiating plans to develop a dealer network. We have signed a cooperation agreement with Autohaus Hübsch to operate showrooms in Germany. By leveraging local knowledge and connections, this strategy is designed to enhance the efficiency of our operations in the region.

Since the beginning of 2024, we have rapidly expanded our presence in Asia and Middle East. In Indonesia, we opened 22 dealer showrooms strategically located in major cities as of March 31, 2025, and commenced the sale of our EVs in Indonesia with the right-hand drive model of the VF 3, VF 5 and VF e34 model. In the Philippines, we opened six dealer showrooms as of March 31, 2025, and commenced the sale of the VF 3, VF 5, VF 6, VF 7 and VF 9 models in the market. In India, we have signed several letters of intent with various dealer groups in major districts and cities and officially entered the market with the introduction of the VF 6 and VF 7 model in January 2025. We have also opened our first dealer showrooms in Oman and the United Arab Emirates, located in the downtown area of Dubai, and started deliveries of the VF 8 model to our customers in United Arab Emirates, Oman and Qatar in the fourth quarter of 2024.

As of March 31, 2025, we have 322 showrooms and service workshops for EVs across Vietnam, the U.S., France, Germany, the Netherlands, Canada, Indonesia, the Philippines, Oman and United Arab Emirates. This network includes both VinFast-owned showrooms and those owned by our dealers. Beyond these priority markets, we have identified various potential markets globally and intend to collaborate with high-quality distributors to import and distribute VinFast cars into local markets. Since 2024, we have signed letters of intent with various distributors across Asia, Europe, the Americas and Africa. In the future, we may also establish distribution companies in order to expand our presence in these markets.

We are also evaluating the feasibility of completed-knock-down or semi-knock-down plants in select markets where local tax incentives may be available, an in-depth auto-industry supply chain local market and strategies to lower logistical costs to provide more competitive offerings to our customers. We have identified Indonesia, the most populous country in Southeast Asia, and India, the third largest auto market in the world, according to Nikkei Asia, from among our new market clusters as key potential markets for the potential establishment of manufacturing facilities for our EVs and/or batteries due to the relatively low cost and availability of domestic raw materials. We aim to access the tremendous potential for increased EV adoption in India and Indonesia where EV penetration is currently less than 2%, according to Reuters. The establishment of VinFast facilities in these local markets can provide access to government incentives for local manufacturing, relief from certain tariffs and taxes and access to raw materials at attractive rates. We expect to invest over $200 million toward the establishment of a CKD facility in Indonesia, with production capacity of approximately 50,000 cars per year and a target production start date, upon completion of Phase 1, in 2025. In July 2024, we broke ground at the manufacturing facility in Subang, West Java, Indonesia. Additional investments in the country up to the preliminary investment target would be subject to market conditions and other factors.

In July 2024, VinFast India, our subsidiary, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We have set an intended commitment of up to $500 million for phase 1 of the project, spanning five years from 2024. This facility is expected to have an annual capacity of approximately 50,000 vehicles per year for phase 1 and a target production start date in 2025. In February 2024, we broke ground at our manufacturing facility in Tamil Nadu, which marked the commencement of the construction work for phase 1 of the factory. In addition to building our manufacturing facility in Tamil Nadu, we also plan to collaborate on opportunities to expand our charging network and establish a nationwide dealership network.

We plan to roll out our online platform in select markets as part of our digital strategy of complementing the in-person experience at VinFast showrooms and third-party showrooms. Our website enables full vehicle customization and offers virtual reality features that provide customers with a near-tangible buying experience from the comforts of their homes. We plan to continue to develop our online-to-offline (“O2O”) sales channels to generate leads and increase foot traffic to our physical showrooms. We plan to further extend the personalized O2O process to cover the delivery, after-sales policy and maintenance parts of the VinFast ownership experience in these markets. As part of this plan, we expect that each of our customers will have a unique VinFast ID that connects and synchronizes data related to their brand engagement on all of our channels, including our website, companion app, physical showrooms and service points.

As part of our B2B strategy, we plan to build relationships with large corporations and well-known leasing, mobility, short-term rental suppliers and taxi service providers. Since the beginning of our global rollout, we have evaluated potential demand from the B2B customer segment and identified it as a meaningful contributor to our strategic vision. We believe that taxi rides and short-term rentals offer customers the opportunity to experience our vehicles for themselves, either as a passenger or through rentals. For example, one of our B2B customers is GSM, an affiliate of our Company that provides e-scooter and EV rentals and taxi services and was founded by Mr. Pham. GSM operates a fleet of exclusively VinFast EVs and/or e-scooters in Vietnam, Indonesia and Laos, providing GSM customers the opportunity to experience VinFast vehicles in action, which we believe will boost demand for our products. In addition to its current markets, GSM also plans to expand its operation into other key international markets of VinFast. We believe this would provide us with a significant opportunity to offer international customers the chance to test drive and experience our vehicles and help drive demand.

●	Continue Augmenting Our “Technology for Life” Offering: We intend to remain at the forefront of automotive technology through our in-house R&D and external partnerships. We seek to deliver the best experience for our drivers with innovative customer-centric applications inside and outside the vehicles. We plan to make our vehicles smarter over time through OTA system updates, and we intend to leverage the power of data to understand and serve our drivers better through AI. Through a network of renowned partners in various industries, we aim to continue creating a technological ecosystem that allows us to adapt to the changing technology landscape broadly, and develop features with the driver in mind, such as adding additional languages on our voice assistant, more connectivity with mobile phones and more. We have more technologies and applications still in the pipeline (such as enhanced autonomous features with ADAS) and plan to incorporate them into our vehicles to provide a state-of-the-art driving experience that we believe will attract new customers to our brand, build brand loyalty with existing customers and help VinFast stand out as a leader among our peers. Most of the vehicles that we have launched or plan to launch are offered or planned to be offered with ADAS Level 2 capabilities.
●	Innovate Our Commercial Approach to Drive Incremental Market Share: We intend to rapidly expand our sales network across the globe, while simultaneously building out after-sales infrastructure to support our customers. We intend to approach the market with a significant social media presence, as well as traditional advertising and in-person showrooms. A large tenet of our growth strategy will come from our O2O customer engagement strategy, with the aim of allowing a high level of customization and personalization for our customers. Customers will be able to engage with us online through our website and companion app, while our showroom network, including dealer showrooms, will provide an offline, tangible in-person experience. We believe continued direct engagement is important, not only through our companion app, but also through multiple touchpoints on social media. We believe the insights gained through direct interaction with our customer will allow us to respond efficiently to customer needs in future vehicle feature development. Additionally, through VinEG, we plan to work on an ongoing basis to optimize our battery costs, in order to maintain our price differentiation in the EV market.
●	Expand Our Product Offering: We plan to evaluate the benefits of expanding our portfolio into other high-growth, high-demand EV segments in the future. We also intend to evaluate expansion into segments such as sedans, pickup trucks and commercial electric vehicles. We have a track record of rolling out our vehicle platforms at a fast pace and aim to capitalize on market opportunities complementary to our platform. Our in-house development of new products is based on research on the demands of our drivers, and we are built to be nimble in responding to market opportunities. With respect to our current all-electric SUV product line, in addition to the VF e34 (C-segment) rolled out in 2021, the VF 8 (D-segment) rolled out in 2022, the VF 5 (A-segment), VF 6 (B-segment) and VF 9 (E-segment) rolled out in 2023, we started delivering our VF 7 (C-segment) and VF 3 (mini car) in March and July 2024, respectively. The VF 5, VF 6 and VF 7 were recognized on Forbes Wheels’ list of “The 10 coolest cars from CES 2022.” At CES 2024, we unveiled our forthcoming concept model, the VF Wild. The VF Wild concept is our mid-size pickup segment electric truck designed with enhanced versatility suitable for all terrains. We also officially announced the launch of our VF 3 model for the global market. In January 2025, we introduced the Green series, which is tailored for transportation services. The series includes four EV models: the Minio Green (mini car) and Limo Green (MPV), which are completely new models, and the Herio Green (A-SUV) and Nerio Green (C-SUV), which were developed based on the VF 5 and the VF e34, respectively.

●	Enhance and Refine Our Service Offering: Building on our customer-centric mindset throughout our development and commercial processes, we plan to continue expanding and improving our service offering. As we continue to expand into additional geographies globally, we plan to build upon our service network to ensure on-demand coverage for all customers. Given our vehicles will be OTA-upgrade enabled, we intend to continue developing technology to make servicing a remote or hands-free process to the greatest extent possible. Along with expanding our service offering, we expect to add incremental charging partners to our network, ensuring seamless and accessible charging.
●	Pursue Enhanced Manufacturing Automation and Capacity Expansion: We plan to expand our global maximum production capacity through investments in technology, equipment and infrastructure to add manufacturing capacity within our existing facility in Hai Phong, as well as opening an additional factory in the U.S., India, Indonesia and Ha Tinh, Vietnam (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In July 2023, we broke ground at our manufacturing facility in North Carolina, which marked the commencement of the construction work for phase 1 of the factory. Phase 1 of the facility is expected to have an initial capacity of 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to around 250,000 vehicles per year upon completion of phase 2. We believe this facility will help diversify our manufacturing footprint in a critical growth market where we plan to expand and take advantage of applicable state and local incentives. We plan to continue to manufacture our vehicles in Vietnam and export them to the U.S. to fill U.S. orders until our North Carolina facility commences production and meets our U.S. volume requirements. In July 2024, VinFast India, our subsidiary, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. In February 2024, we broke ground at our manufacturing facility in Tamil Nadu, which marked the commencement of the construction work for phase 1 of the factory which has a capacity of 50,000 vehicles per year. Additionally, in July 2024, we broke ground on our CKD facility in Subang, West Java, Indonesia, underscoring our commitment to expanding our presence in Southeast Asia and supporting Indonesia’s burgeoning EV industry. The facility has a capacity of 50,000 vehicles per year in phase 1. In December 2024, we broke ground on our CKD factory in Ha Tinh, Vietnam, focusing on VF 3, VF 5 and the new Minio Green model in response to increasing demand for affordable EVs and to improve production efficiencies. In phase 1, the factory targets a maximum capacity of up to 200,000 EVs per year, subject to demand and general market conditions, with a gradual ramp up in capacity and production overtime. We also plan to continue improving the efficiency of our manufacturing process with the implementation of additional automated technology throughout the entire manufacturing value chain, which we believe is already conforming to Industry 4.0 standards of interconnectivity, automation, machine-learning and real-time data processing incorporation.
●	Broaden Our Ancillary Revenue Streams: Our vehicles’ built-in features provide a large opportunity for ancillary revenue streams in the future. We envision the following potential ancillary revenue streams in addition to our primary revenue focus on vehicle and aftermarket sales: licensing of higher-tech autonomy features, licensing the use of advanced infotainment and data sharing features, VinFast Service program, vehicle financing and subscription services through our infotainment platform. From a data collection perspective, we see a large opportunity to develop increased features and functionalities by sharing our collective intelligence with partners as well.

●	Drive Intelligent Growth through Organic and Inorganic Opportunities: We plan to pursue potential organic and inorganic growth opportunities which align with our business strategy. We plan to put capital to work to grow in new organic channels, including broadening and improving upon our current portfolio offering (such as potential supplier integration and additional vehicle segments). We plan to also explore potential avenues of inorganic growth in furtherance of the mission of Smart Mobility. To date, we and our affiliates have made investments in early-stage technology companies that could be additive to our platform in the future, including: StoreDot, which is developing extremely fast charging lithium-ion battery technology; ProLogium, which is developing solid-state battery cells; and Autobrains, which develops perception products for ADAS and fully autonomous driving based on its proprietary unsupervised learning AI technology. We look forward to the possibility of building relationships with other companies that share our entrepreneurial, innovative spirit and plan to continue making relevant investments to expand the VinFast ecosystem by bringing strategic partners together with meaningful capital.
●	Continue to Promote and Invest in our ESG Framework: As we continue to expand in new global markets, we acknowledge global warming and climate related risks. As a company, we are resiliently pursuing zero-emission vehicles both through innovation and sustainability. We have declared our commitment to sustainability as a signer of the COP26 ZEV declaration and The Climate Pledge. Recognizing the need for green and clean energy, we ceased production of ICE vehicles in early November 2022 and converted our manufacturing entirely to EV vehicles in line with our journey to reduce our carbon footprint and pursue environmental stewardship. We conduct social outreach programs in the communities where we operate in support of local enterprises and social economic upliftment and for our employees and stakeholders, as a key component of our operations. From a governance perspective, we continue to serve the best interests of our shareholders through a balanced board of directors with a focus on diversity, equity and inclusion in our leadership and complying with the latest index and regulatory requirements. We expect promoting this ESG framework will generate recognition for our brand, while also promoting a well-rounded and inclusive environment that we expect will be attractive to current and future VinFast stakeholders.

Our Vehicles

Our electric vehicles are designed for the lifestyle of the modern EV adopter: tech-forward, high-quality, and constantly-evolving. We are passionate about providing high-quality, clean, sleek and practical vehicles, tailored specifically to the end markets we are targeting on a vehicle-by-vehicle basis. We have worked with our global design partners, including Pininfarina and GoMotiv, to ensure each of our vehicles offers a distinctive and unique style.

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

VINFAST
VF8
VF9

WELCOME
TO Fabulous
LAS VEGAS
NEVADA
VF8

VINFAST
VF9

VINFAST
VENTURE BEYOND
BOUNDLESS TOGETHER
VF3
VF3
UNBOUND IMAGINATION

Vehicle Overview

Our passenger EV portfolio consists of the following models:

●	VF e34 — our first EV offering, a C-segment electric SUV. We began delivering the VF e34 model in Vietnam in December 2021, and in Indonesia in the third quarter of 2024. From a product launch perspective, we had great success with the launch of our VF e34 model, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations after three months. The VF e34 model was voted the “Green vehicle of 2022” and “Favorite C-segment CUV in 2022” by Otofun and among the top 10 best-selling vehicles in Vietnam in June 2022, according to VAMA, Thanh Cong Group and our public sales report.
●	VF 8 — a D-segment electric SUV. We currently offer two trims of the VF 8 model in North America, Europe, Vietnam and the Middle East, the Eco and Plus. The Eco trim offers a longer driving range. The Plus trim offers higher horsepower and luxury features including eco-friendly vegan leather and a power-assisted tailgate. Deliveries of the VF 8 model began in Vietnam in September 2022. We began U.S. deliveries of the VF 8 in March 2023, which were VF 8 “City Edition” vehicles. In the second half of 2023, we began deliveries of the VF 8 (87.7 kWh battery) using battery components that provide a longer driving range than the VF 8 “City Edition” in North America. Deliveries in Europe began in the first quarter of 2024. Deliveries in the Middle East began in the fourth quarter of 2024.
●	VF 9 — a sophisticated E-segment electric SUV featuring three rows of seats. We currently offer two trims of the VF 9 model: Eco and Plus. In August 2023, our VF 9 model received a certified EPA range of 330 miles for the Eco trim and 291 miles for the Plus trim. In March 2023, we commenced delivery of the VF 9 model in Vietnam. In November 2024, we commenced delivery of the VF 9 model in North America.
●	VF 5 — our A-segment electric SUV that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We began accepting reservations for the VF 5 model in Vietnam in December 2022 and received approximately 3,300 reservations in the first nine hours. We currently offer one trim of the VF 5 in each of Vietnam, Indonesia and the Philippines, and commenced deliveries in April 2023 in Vietnam, and in Indonesia and the Philippines in the second half of 2024. The VF 5 is the best-selling model in the SUV A-segment and the overall domestic market in Vietnam (according to VAMA, Thanh Cong Group and internal data (for VinFast only)), with 32,850 deliveries in 2024.
●	VF 6 — a B-segment electric SUV for the family-oriented driver. We currently offer Eco and Plus trims for this model in Vietnam, the Philippines and Europe. First deliveries of the VF 6 started in December 2023 in Vietnam and in January 2025 in Europe.
●	VF 7 — a driver centric C-segment electric SUV, accentuated by its futuristic styling. We currently offer Eco and Plus trims for this model in Vietnam and the Philippines. First deliveries of this model started in late March 2024 in Vietnam and in January 2025 in the Philippines.
●	VF 3 — a contemporary and compact mini car EV. The VF 3 model features a 3-door design and seating for up to four people, with integrated basic smart features. In May 2024, within just 66 hours, we achieved a significant milestone by receiving approximately 28,000 non-refundable and non-transferable pre-orders for the VF 3. We commenced deliveries of the VF 3 in Vietnam in July 2024. Following our success in Vietnam, we have also started deliveries the VF 3 model in Indonesia in March 2025 and the Philippines in November 2024.
●	VF Wild — a mid-size pickup electric truck designed for high-performance and enhanced versatility suitable for all terrains. This concept model is aimed to cater to the new generation of consumers seeking innovation and eco-friendliness, without compromising performance and durability.
●	Limo Green — our 7-seater MPV model with ample space across three rows of seats and is equipped with LFP batteries.
●	Nerio Green — our C-segment electric SUV, developed based on the VF e34 model, is optimized for cost efficiency. The Nerio Green provides a spacious interior and a large storage compartment, making it suitable for higher-end services. This model emphasizes rear-seat passenger experience with smart features and modern safety technology.

●	Herio Green— our A-segment electric SUV, developed based on the VF 5 model, is optimized for cost efficiency. The Herio caters to the basic service segment.
●	Minio Green — a 2-door mini car, compact and dynamic on the outside, but still providing optimal interior space for four people. Designed as an ideal alternative to motorbikes for urban commuting, the Minio Green aims to enhance urban traffic and improve quality of life.

Other Products

Outside of our EV portfolio, we also continue to produce e-buses, e-scooters, and e-bikes.

●	E-Bus – Our e-bus is one of the first e-bus manufactured in Vietnam. The e-buses are highly environmentally friendly, with zero emissions and little noise pollution. We have delivered 305 e-buses from our inception through December 31, 2024.
●	E-scooter – Our e-scooters has been highly successful in Vietnam. The scooters are also highly tech-enabled and convenient for riders, with the batteries in most of the models manufactured by VinEG. We plan to roll out new e-scooter models domestically in Vietnam and in relevant international markets as we continue to scale.
●	Electric bike (“E-bike”) – At 2024 CES, we debuted our e-bike, the Drgnfly, to our international audience. The DrgnFly is available for Vietnam and the U.S. market. We started deliveries of the Drgnfly in July 2024

We delivered 223,970 four-wheeled vehicles (including ICE vehicles and EVs) since we started producing passenger cars in 2019 through December 31, 2024. In addition, we delivered approximately 303,280 two-wheeled vehicles (including e-scooters and e-bikes) from inception through December 31, 2024, including approximately 70,980 two-wheeled vehicles delivered in 2024. According to our preliminary results, in the first quarter of 2025, we delivered 36,330 EVs and approximately 44,900 two-wheeled vehicles.

Battery Technology and Solutions

We believe that an integrated battery solution is important for our go-forward strategy of providing high-quality EVs at a competitive price point for our global customers. Our ownership of VinEG, therefore, enables us to control our own battery technology and achieve greater integration in our production value chain. VinEG provides EV battery packs for our vehicles, while we remain the point of customer engagement for both our sales and after-sales service. VinEG directly invests in and owns the manufacturing facilities, and the IP associated with its battery cell and battery pack production. See “— Technology — Battery Design and Battery Management System Design.”

During the initial stage of sales in Vietnam, we offered our customers the option to purchase our vehicles with the battery as well as the flexibility to participate in our battery subscription program. Our battery subscription program supplemented our primary model of outright sale of the full chassis and battery by providing a flexible alternative that makes our EVs accessible at a lower price point. We view this as a near-term strategy that helped facilitate early adoption by more drivers and bridged the transition to a lower-cost EV battery and long-term widespread adoption of EVs. Due to the increasing number of customers opting to purchase our EVs with batteries included — driven by our competitive battery warranty policy of up to 10 years and our free charging program available until June 2027 — the battery subscription program was discontinued for new customers starting March 1, 2025. Customers currently on the battery subscription program can either continue leasing under the existing policy or opt to buy out the battery at a preferential price.

Our Properties and Manufacturing Facilities

Our vehicles are manufactured at our highly automated manufacturing facility in Hai Phong, Vietnam, which is the third-largest city in Vietnam and situated just over 60 miles outside of Hanoi. We lease the facility from our affiliate, VHIZ JSC, and own all production lines within the facility. Certain production lines have been pledged as collateral to secure certain of our loans. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Asset Transfer to VHIZ JSC.”

Opened in 2019, our automobile manufacturing facility in Hai Phong currently has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 EVs per year, is situated in a land area of 348 hectares, the majority of which are leased by VHIZ JSC from the Department of Natural Resources and Environment of Hai Phong City (as authorized by the People’s Committee of Hai Phong City) as a result of the project transfer to VHIZ JSC. The Hai Phong manufacturing facility has a production site spanning over nine million square feet. In 2024, the average utilization rate of our Hai Phong manufacturing facility was approximately 41%. This manufacturing facility is also a beneficiary of multiple tax incentives being located in the Dinh Vu-Cat Hai Economic Zone.

Our manufacturing facility in Hai Phong houses an integrated, on-site production line which includes, metal assembly, plastic molding, interior component production, and electronic device manufacturing. This facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, is equipped with over 1,400 robots and has the capacity for highly automated production lines that reach automation levels of 90% and 95% for press and paint shop, respectively. The press shop is capable of producing up to 42 frames per hour. Through the use of more than 2,000 specialized tools and systems across metal sub-assembly and press lines, our metal assembly shop can supply metal parts to approximately 130,000 vehicles per year. Our injection plastic shop supplies 90% of the plastic components installed in our EVs, which increases our localization rates and reduces our costs and waste from unnecessary packaging and transportation. Our interior shop uses an integrated robotic system to manufacture seats, instrument panels, door trims and consoles for approximately 200,000 vehicles per year. Our electronic device shop can produce electronic EV components for approximately 250,000 vehicles per year. These shops contribute the majority of the final parts to our vehicles and supply much of the structures, housings, and components for our batteries and e-motors. In addition, through our ownership of VinEG, we operate a battery pack assembly facility and a lithium cell facility in collaboration with Gotion in Ha Tinh. We believe this vertically-integrated manufacturing set-up provides us with multiple cost-saving levers due to increased control over sourcing, redesign flexibility, improved production planning and quality control. A subsidiary of VinEG has pledged its manufacturing facility in Ha Tinh as collateral to secure certain loans for us and one of our affiliates.

The technology in this facility is also sourced from automated production providers, such as KUKA, ABB, Siemens and Durr. We believe this automation is a hallmark of our integrated capabilities across VinFast. This facility was used in the past to produce our legacy ICE vehicle lineup and now exclusively produces our VinFast EVs, e-scooters and e-buses. When our factory was built, we designed our manufacturing facility to incorporate a high degree of operational flexibility to accommodate the parallel production of our full suite of vehicle models. This foresight has allowed us to seamlessly switch from ICE to EV production and will be critical to our expected operational flexibility for producing multiple SUV models on the same assembly line simultaneously. From a logistics perspective, we are confident in our outbound shipping capabilities to global locations from our Hai Phong facility, given it is directly next to the Lach Huyen port in Vietnam, with significant access to global roll-on/roll-off cargo shipping partners. The Lach Huyen deep-sea port, which opened in 2018 with 14 meters of depth and has a capacity of 100,000 deadweight tons, is one of the deepest and largest ports in Vietnam.

Bolstering our manufacturing operations in Vietnam is an on-site, integrated supplier park in Hai Phong that facilitates reliable and cost-effective collaboration with our partner-suppliers, as well as logistical efficiency for parts and supply to our factory shops. Our manufacturing operations in Vietnam have a significant cost advantage for sourcing key supplies and components because we source up to 75% of the components for our EVs (excluding batteries) from suppliers in Vietnam, most of which are established international suppliers, based on the total value of parts produced or packed in Vietnam as a percentage of the total free-on-board cost of our vehicles (excluding batteries) as of January 1, 2025. There are a number of key suppliers on-site in Hai Phong, including FORVIA, Lear Corporation and Grupo Antolin. We also have plans to expand our integrated supplier park in Hai Phong with additional suppliers from Korea and China. In addition to the supplier park, some of our suppliers are located directly on our general assembly line, ensuring full integration and alignment across the manufacturing process. Outside of our on-site supplier park, we have relationships with more than 1,300 additional suppliers globally, of which more than 700 are direct suppliers. VinEG, our key battery pack supplier and subsidiary, is in the process of developing battery cell production capabilities in Vietnam. We intend for VinEG-produced battery cells to eventually be included in the battery packs that VinEG supplies to us. VinEG operates a battery pack assembly facility and a lithium cell facility in collaboration with Gotion in Ha Tinh, Vietnam. The supplier park and strategic supply chain have been beneficial to us in navigating and mitigating supply chain issues in the automobile industry in recent months. We believe we have been early and proactive in managing our supply chain and are focused on a diversified approach, particularly in our battery sourcing. We also have a dual-design approach to chip integration, which allows us to achieve the same functionality across vehicles with a variety of chip manufacturers. The flexibility we have built into our vehicles allows for diversification across the supply chain, without reliance on a single supplier for critical vehicle parts.

In response to increasing demand for affordable EVs and to improve production efficiencies, we plan to add a new CKD factory in Ha Tinh, Vietnam, focusing on VF 3 and VF 5 and the new Minio Green model. In phase 1, the factory targets a maximum capacity of 200,000 EVs per year, subject to demand and general market conditions, with a gradual ramp up in capacity and production over time. This factory is expected to commence operations in 2025.

We believe that we have laid the groundwork to achieve future profitable growth through automation, access to a low-cost labor and talent pool in Vietnam, and the ability to achieve economies of scale through our mass market approach and volume efficiencies with suppliers. Our existing and fully automated manufacturing facility has the potential to be a significant competitive advantage for us as we roll out new vehicle platforms in the coming years. Relative to other geographies, Vietnam offers a very competitive cost of labor and a technically-skilled labor force, and we believe we have ample experience in automotive production, supplier management and optimizing operating efficiencies to produce greater margin benefits. We believe that targeting the highest-growing segments of the market, with our ability to produce vehicles at scale, will provide clear economies of scale from a supply and production standpoint. Our investments in our operational and manufacturing capabilities have allowed us to create structural levers for growth and give us confidence in our path to profitability.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. We intend for our North Carolina facility to have the same high level of automation and flexibility as our Hai Phong facility, closely situated supplier-partners and an integrated supplier park and supply chain. We believe this facility will help to diversify our manufacturing footprint in a critical growth market where we plan to expand and can enable us to take advantage of available state and local incentives. In July 2023, we broke ground at our manufacturing facility in North Carolina, which marked the commencement of the construction work for phase 1 of the factory. The initial capacity of phase 1 is expected to be 150,000 vehicles per year, with the site, layout and infrastructure of the facility designed to accommodate further capacity expansion to 250,000 vehicles per year upon completion of phase 2. Vehicles expected to be produced at the site include, but are not limited to, the VF 8 and VF 9. As of December 31, 2024, our capital expenditures for the development of this manufacturing center were approximately $292.3 million (including capitalized interest). We expect our total investment to be approximately $1.4 billion. Such estimate remains subject to market opportunities, demand and availability of financing. Thereafter, we intend to continue to invest in expansion of this manufacturing center. As part of our strategy to optimize capital allocation and manage short-term spending, we have adjusted the timeline for the launch of our North Carolina manufacturing facility in order to focus our present resources on supporting our near-term growth targets and strengthening our existing operations. The North Carolina facility is now targeted to begin production in 2028.

As part of our continued efforts to strengthen our global supply chain, we are also evaluating the feasibility of completed-knock-down or semi-knock-down plants in select markets where local tax incentives may be available, an in-depth auto-industry supply chain local market and strategies to lower logistical costs to provide more competitive offerings to our customers. We have identified Indonesia, the most populous country in Southeast Asia, and India, the third largest auto market in the world, according to Nikkei Asia, from among our new market clusters as key potential markets for the potential establishment of manufacturing facilities for our EVs and/or batteries due to the relatively low cost and availability of domestic raw materials. We expect to invest over $200 million toward the establishment of a CKD facility in Indonesia, with production capacity of approximately 50,000 cars per year and a target production start date, upon completion of Phase 1, in 2025. In July 2024, we broke ground at the manufacturing facility in Subang, West Java, Indonesia. Additional investments in the country up to the preliminary investment target would be subject to market conditions and other factors.

In July 2024, VinFast India, our subsidiary, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We have set an intended commitment of up to $500 million for phase 1 of the project, spanning five years from 2024. This facility is expected to have an annual capacity of approximately 50,000 vehicles per year for phase 1 and a target production start date in 2025. In February 2024, we broke ground at our manufacturing facility in Tamil Nadu, which marked the commencement of the construction work for phase 1 of the factory. In addition to building our manufacturing facility in Tamil Nadu, we also plan to collaborate on opportunities to expand our charging network and establish a nationwide dealership network.

Please refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for information on how we plan to meet our present cash requirements, including our requirements in respect of working capital, capital expenditures and loan and borrowing obligations.

Technology

A core component of Mr. Pham’s vision when founding VinFast was integrating the concept of “technology for life” into our vehicles. We believe technology should help enable the safest, most driver-friendly experience possible, and we focus relentlessly on improving that. We have endeavored to make owning, driving or riding in a VinFast a seamless experience between home, workspace and everything in between. We achieve this primarily through a unified driving experience built around the driver and enabled through technology. This is exemplified through our driver-friendly central console screen, benefiting from an on-windshield heads-up-display. We offer a suite of tech-enabled features that come standard across our produced segments as part of the VinFast experience and will provide additional enhancements to meet our drivers’ preferences for an additional cost. The VinFast technology ecosystem extends beyond the car itself via our companion app, as well as with an online networking experience through the VinFast community of drivers, reflecting the emphasis on Smart Mobility and Connectivity at all levels of the VinFast driving experience.

Building on this foundation of seamless technology integration, we extend our vision with a focus on “connecting intelligence globally.” This approach is a cornerstone of our growth plan, as our R&D and product innovations differentiate the VinFast EV experience on the world stage by offering premium features, such as infotainment, ADAS, and other enhancements expected in a top-end EV ownership experience, all available in our vehicles. Supporting these innovations is our VinFast R&D team, which, as of December 31, 2024, includes more than 1,600 in-house professionals (including more than 780 software engineers). The team also leverages the expertise of more than 130 engineers and developers across the related technology companies within the Vingroup ecosystem. In-house affiliate divisions provide technologies and software for the surround view camera (VinAI), the Driver Monitoring System (VinAI), and the native voice assistant (VinBigData).

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

Underlying our technology design philosophy is a focus on standardization and the interrelationship of key designs and parts to deploy innovation as cost-effectively as possible. We proactively engineer as much of our ecosystem to be interchangeable across models as possible and practical so that when we engineer or innovate one piece of technology, it can be integrated with little additional cost or operational friction. This has enabled us to rapidly launch new products within the EV market. This permeates our overall production schedule and enables us to keep control of product quality and cost as we continue to grow and innovate.

Integrated Partnership Model

We deliver top-tier technology using a well-practiced screening approach to integrate and own a specific technological capability in-house when economically feasible. Otherwise, we align with leading partners who have a competitive advantage of production for certain technology or components that will improve our production efficiencies. We safeguard our technological innovation with IP patents, whether developed within VinFast or sourced through well-vetted partnerships, to ensure that VinFast controls the key decision-making technology powering our vehicles. This relationship management framework includes in-house capabilities developed over the years at VinFast and the Vingroup family of companies.

We aim to keep in-house design and certain critical components of electric vehicles, including our electric motor, infotainment software, and battery management system design. We seek margin benefit and economy-of-scale uplift by outsourcing production of certain hardware components where our partners can provide us with a competitive advantage. We also commit a significant amount of resources, budget and time to finding and sourcing the best possible partnerships across global suppliers and continuously review these contracts and arrangements to ensure optimal terms, information-sharing and operational efficiencies in our partnership network.

Connected Car, Connected Driver, Connected Lifestyle

We have created a proprietary infotainment system that provides a seamless, integrated and fully-connected experience for our drivers. Our goal is to bring “technology for life” to our drivers and provide an unmatched experience in terms of convenience, customization and community. Deep learning AI technology facilitates our ability to further understand and adapt vehicle settings to the driver’s lifestyle profile. Additionally, through a single, large central screen and a heads-up display, drivers can access multiple applications and services through a unified and intuitive platform. Software updates will occur seamlessly through an OTA update mechanism, powered through edge network computing supplied in collaboration with a technology partner.

VinFast vehicles and their integrated technology offerings save drivers’ time by maximizing flexibility as a “Live and Work” hub. This allows drivers the conveniences of checking emails and messages, with safety remaining the top priority.

Key targeted features of our infotainment system include:

●	Personal Voice Assistant — Natural language conversation in the driver’s native language with integration from our technology partners, VinBigData (ViVi for Vietnam and Asia) and Amazon (Alexa for North America and Europe), and the ability to speak multiple languages, starting with those of our key global rollout markets.
●	AI and Machine Learning — Our voice assistance feature (ViVi 2.0) uses Gen-AI technology to enhance its knowledge base and learn from user interactions to improve responses and recommendations over time.
●	Mobile Office — Calendar and to-do-list management.

●	Seamless Connectivity — Connectivity to popular smartphone models and entertainment ecosystems.
●	Remote monitor and control —Users can control and monitor their vehicles remotely from their phones (for example: lock/unlock door, turn on air condition, track location, receive intrusion alert, etc.) at any time with VinFast Companion App to enhance convenience and peace of mind.
●	Firmware Over-The-Air (“FOTA”) — Updates software over the air providing feature enhancement and performance improvement throughout the vehicle lifecycle.

The VinFast Infotainment and Connected Driver systems is capable of learning and understanding the driver’s preferences to optimize their driving experience. We place significant focus on cybersecurity in order to securely protect our drivers’ personal data.

In the future, we expect to be able to offer a variety of standard features within our infotainment system, as well as an expanding portfolio of value-added services and features that will enable ancillary revenue streams via subscriptions or on-demand features, such as geo-fencing, live traffic alerts, satellite view, Q&A with virtual assistant, smart home control, text-to-speech, speech-to-text and eCommerce.

Safety and ADAS

Safety is the most important pillar of our investment in technology. We want VinFast drivers to experience the safest possible mobility environment. The integrated heads-up display replaces the traditional driver console to keep drivers always informed without distracting their eyesight from the road. Consistent with the L2 designation, the system is able to provide lane centering, lane keep assistance, audible lane departure warnings, visual blind spot detection, as well as features such as emergency Lane keep aids and autonomous emergency braking.

We design and develop our ADAS and Autonomous Driving software with a primary focus on safety and an equivalent emphasis on providing the latest advancements in autonomy. Most of the vehicles that we have currently launched or plan to launch are offered or planned to be offered with Level 2 ADAS technology, including Active Safety and Highway Assist+ capabilities. This includes autonomous emergency braking and lane change assist. Our driver facial recognition technology assists with driver-alertness safety features and automatic emergency calls when equipped. Our in-house team focuses on providing quality control and helping to co-develop unique features. We also leverage the Vingroup technology ecosystem in our ADAS development, including image processing from VinAI and natural language processing from VinBigData.

Autonomous Driving (Level 2+ and above) promises to revolutionize the user experience in vehicles, improving the smart services offering while ensuring safety. We plan to introduce Level 2 + Traffic Jam Pilot as an optional feature for our vehicles, which will allow customers to take their hands, eyes and mind off the road, under certain circumstances. When the Traffic Jam Pilot is active, the driver can enjoy our smart services offerings.

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

In our EDS software, we have integrated control algorithms for PMS motor control such as maximum torque per ampere (“MTPA”) which reduces copper loss in the electric motor, maximum torque per voltage (“MTPV”) which increases voltage utility capability of the high voltage (“HV”) battery pack and maximum torque per watt (“MTPW”) which optimizes the power of the HV battery pack. All of these advanced control algorithms increase the efficiency and performance of our powertrain system. Our software comes standard with safety features to meet ASIL-C (ISO26262) and integrated Cybersecurity (Level 2+).

E/E Architecture

We have built a modern take on traditional E/E architecture to support our initial global vehicle rollout, allowing swift time-to-market with our E/E design that leverages global peers and is integrated across each of our current models. This approach allows us to scale back electronic control units as necessary in order to meet our desired cost level in bill of materials. We are implementing a centralized E/E architecture as a common platform across all vehicle lines from the B-segment and above in 2025. The first EV models are expected to adopt this architecture in 2025 and early 2026, including the new VF 6 and VF 7 model, which features a high-performance computer and a modular, upgradeable, and flexible zonal controller system.

Battery Design and Battery Management System Design

The batteries in our vehicle are packed by VinEG, our subsidiary, and other third-party suppliers. We source battery packs or cells from a variety of third-party suppliers including Gotion, Samsung SDI and Contemporary Amperex Technology Co. Limited (“CATL”). The capacity of the battery components is one of the key factors that affects the driving ranges of our EVs.

We have sourced battery packs from VinEG (then VinES) since it commenced production of battery packs in the second quarter of 2022. VinEG plans to be a fully integrated battery cell and pack manufacturer and is developing its own battery cell technology and battery cell production capabilities in Vietnam. We believe that these advancements by VinEG can assist in reducing the battery supply chain uncertainty of third-party providers and potentially enhance our overall value proposition to our drivers. With VinEG under our ownership, we plan to achieve greater integration in our production value chain and take control of our battery technology. VinEG is collaborating with StoreDot to develop extreme fast charging (XFC) battery cells in different form-factors, in preparation for mass production and supply. VinEG currently operates a battery pack assembly facility and a lithium cell facility in collaboration with Gotion in Ha Tinh, Vietnam.

In March 2023, VinEG (then VinES) and Li-Cycle APAC Pte. Ltd. entered into an agreement for recycling VinEG’s Vietnamese-sourced battery materials and to assess the establishment of a recycling plant in Vietnam near VinEG’s lithium-ion battery manufacturing facilities. The agreement builds upon a strategic, long-term battery recycling partnership between the parties, first announced in October 2022, which is expected to include global recycling solutions for VinEG that support the companies’ ESG strategy and shared vision to advance a sustainable, closed-loop battery supply chain. Since our acquisition of VinES, VinEG has assumed this agreement.

VinEG packs batteries, modules and other related power electronics to meet our requirements and provide optimal performance. The battery systems provide a high level of energy, allowing VinFast vehicles to achieve competitive performance ranges while optimizing production and cost. For example, the usage of battery systems reduces the costs to run our vehicles’ heating and air-conditioning systems when compared to equivalent ICE models. VinEG has a battery testing and validation center that ensures product quality and guarantees its products are tested to meet international quality standards.

In collaboration with VinEG and global battery manufacturers, we are committed to developing safe, reliable, and high-performance battery solutions that meet stringent global industry standards. Our journey began with Nickel, Manganese and Cobalt (“NMC”)-based battery packs, designed for high energy density and high performance. Over time, we expanded our portfolio to include advanced lithium iron phosphate (“LFP”) chemistry, offering a more cost-effective and competitive solution for electric mobility. Building on this foundation, we are now pioneering the development of next-generation battery technologies in-house, supported by VinEG’s vertically integrated research laboratories, testing centers, and pilot production lines. Our goal is not only to enhance energy storage performance but also to drive long-term sustainability in the EV industry.

●	High-Performance NMC batteries: VinFast and VinEG are developing next-generation NMC batteries in-house, leveraging our advanced electrochemical expertise and vertically integrated R&D ecosystem. These premium batteries feature Nickel and Silicon, enabling an industry-leading energy density of up to 350 Wh/kg. Beyond energy storage advancements, these batteries also support ultra-fast charging.

●	Cost-effective LMFP batteries: At VinFast and VinEG, we believe that cutting-edge technology should be accessible. Our lithium manganese iron phosphate (“LMFP”) battery development combines Silicon anodes with LMFP cathodes, targeting an energy density of up to 250 Wh/kg while maintaining a lower cost structure. By leveraging VinEG’s vertically integrated pilot production facilities, we are accelerating the commercialization of LMFP batteries.
●	The future of solid-state batteries: The pinnacle of battery innovation lies in solid-state technology, and VinFast and VinEG are at the forefront of this transformation. These batteries, with a target energy density exceeding 400 Wh/kg, is expected to offer unparalleled safety, longevity, and efficiency, fundamentally reshaping the electric vehicle industry. As part of our commitment to advanced research, we are working closely with VinUni and the VinFuture network to accelerate breakthroughs in semi-solid-state and fully solid-state battery technologies. This collaborative effort will not only enhance battery performance but also ensure long-term sustainability and competitiveness in the global EV market.

We have developed a Battery Management System (“BMS”) that plays a critical role in monitoring, optimizing, and safeguarding the performance of our battery packs. Our in-house BMS hardware and software are engineered with robust adaptability, ensuring seamless operation across a wide range of real-world driving conditions. Equipped with advanced, real-time health monitoring algorithms, our BMS continuously optimizes battery performance, enhances longevity, and ensures maximum efficiency. Designed with future scalability in mind, it integrates smart cybersecurity features and cloud-based functionalities, enabling precise safety, accuracy, and performance optimization based on battery status, environmental factors, and driver behavior. Furthermore, our BMS architecture is future-proof, allowing drivers to seamlessly upgrade to higher-capacity battery packs as new technologies emerge. With simple software updates upon installation, our vehicles can effortlessly adapt to next-generation energy solutions, ensuring long-term competitiveness and flexibility.

While we and VinEG take pride in our in-house BMS development capabilities, we also recognize the strategic value of global collaborations. Through partnerships with leading battery manufacturers such as CATL, Samsung SDI and Gotion, we integrate third-party BMS solutions into select battery packs. Even in these cases, our expertise in BMS architecture and vehicle control unit integration ensures a seamless adaptation of third-party systems to our electric vehicles. This approach allows us to maintain our high standards of performance, safety, and efficiency, while leveraging global supply chain advantages to remain highly competitive in the market. By combining in-house innovation with global collaboration, we and VinEG continue to push the boundaries of battery technology, delivering best-in-class energy solutions for the future of sustainable mobility.

VinFast Companion App and the VinFast Driver Network

Accessibility is key to enabling our technology ecosystem. Enabling interaction anytime and anywhere with our vehicles is top of mind from our design approach. Our mobile companion app integrates our customers into the VinFast ecosystem from day one of the vehicle life cycle. The app also acts as a portal to VinFast’s ecosystem in which drivers can connect with VinFast for service, vehicle information and exclusive offers.

Our companion app is at the center of our service offering, leveraging our cloud-based digital ecosystem to create a simple and comprehensive interface for drivers, supporting service requests, providing access to remote safety or control features of their vehicles, offering location and availability data for charging networks and enabling payment for charging services across our partner networks. The companion app is designed and targeted to provide end-to-end digital features, defined by six key feature categories, including vehicle controls, charging, navigation, invisible service (e.g., booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g., valet mode) and smart ownership functions (e.g., managing driver profiles, payments for charging services and paid-OTA updates). Our companion app and in-vehicle navigation system are integrated with a variety of charging networks including, but not limited to, EVgo, Blink/SemaConnect, FLO, and more than 30 other CPOs in North America, as well as hundreds more worldwide. We leverage both industry standard application programming interface (“API”) known as OCPI and custom API/IT solutions to connect our customers to the relevant services needed to fully utilize their VinFast vehicles. This will enable our customers to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status of their vehicles and obtain transaction history. Our partnerships are structured through tailored agreements. Although certain CPOs, such as EVgo, require a recurring annual fee for non-exclusive API services, most of our partnership agreements with our CPOs do not involve such annual maintenance costs.

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

We have tailored our offering to what we expect customers are looking for in a vehicle ownership experience. In a random survey we commissioned in 2022, of customers who reserved either the VF 8 or VF 9, we found that customers chose us primarily due to our attractive design, competitive price, outstanding technology and after-sales policy. The most important VinFast offering to customers was the charging solution, addressed by our VinFast Power Solutions program. Our warranty of up to 10 years / 125,000 miles has also proven to be a differentiator, as it was our highest rated after-sales policy.

To reflect our confidence in our product, we offer a unique warranty of up to 10 years / 125,000 miles, including, among other things, basic powertrain coverage and high-voltage battery. In addition, in Europe, we offer a vehicle warranty of up to 10 years / unlimited mileage during the first two years. This is a comprehensive warranty, with the remaining warranty being transferrable to the next owner in case of a resale, and which we expect will support the higher residual value for our vehicles. Our uniquely long and extensive warranty is intended to not only protect our customers but signal our confidence in the quality of our vehicles.

We want maintenance to be as seamless as possible for our customers. We have built out a network of our directly-operated and/or authorized service centers in each of our key markets where on-site technicians perform warranty, repair, and maintenance routine services. We expect remote care through OTA diagnostics and assistance will minimize interventions on the vehicle while providing fully personalized support. Our mobile service, which is offered in certain markets, is supported by our fleet of vans and our technicians are expected to carry out most interventions directly at our owners’ locations or provide road-side assistance for certain possible repairs. We believe our customers will also benefit from the technical capacities of our directly operated centers and authorized service network. We also have partners in each of our active markets to provide roadside assistance services, which includes towing, to our customers in case of incidents. In the U.S. and Canada, we have partnered with Urgent.ly to provide roadside assistance to our customers as part of their warranty coverage.

In addition to product quality, we focus on providing a best-in-class after-sales policy that benefits our customers. As part of our continued effort to maintain an excellent after-sales policy for our customers, we have implemented a flexible customer care policy by tailoring our after-sale service for each individual market to enhance customer loyalty, satisfaction and retention.

To affirm our dedication to our brand value, we have also offered residual value programs (“RVG”) for select markets and select EV models. For example, in June and September 2024, we launched a new RVG program called the “Privilege Policy”, which applied exclusively to the VF8 and VF9 models in Vietnam. Under this program, we had the option to repurchase VinFast EVs from customers at any time between 6 months and 36 months, upon the customer’s request. Purchases under this program would be made at prices that are predetermined based on the residual value of the EV, directly by us or though arrangements with third parties. The residual value would be a percentage of the original price based on the vehicle model (subject to adjustment of certain promotional programs) and the years of usage. Alternatively, under this program, we may also compensate for the difference if the customer decides to sell their VinFast vehicle to other third parties at a lower price.

We understand our customers’ concerns over range anxiety and the availability of charging solutions. To ensure a stress-free journey for our vehicle owners, in certain markets, we offer VinFast Power Solutions to provide a comprehensive suite of charging solutions easily accessible through the companion app. Customers can acquire either the VinFast Home Charger or the VinFast Portable Charger and manage the installation of these home assets through our installation support program, VinFast Electrification Services.

Our global customers are currently able to procure smart home charging accessories and pair that hardware to the VinFast companion app to enjoy a wide variety of Smart Charging features. These features, which vary by market, include: (a) scheduled charging, (b) session monitoring, (c) power adjustment and (d) remote start/stop.

In North America, we offer a VinFast-branded smart home charger that can be easily installed at home via our turnkey installation solutions, supported by our partner, Qmerit. The ecosystem is future-proofed to support OCPP-based smart charging operations, in conjunction with OpenADR protocols, with smart grid integrations once in-vehicle software has matured to support these features. All of our charging hardware is UL listed and complies with Federal Communications Commission regulations.

In Vietnam, we have the distinct advantage of being an early mover in establishing an extensive charging infrastructure. Since October 2022, our charging network coverage encapsulates 63 cities and provinces in Vietnam and includes all types of charging stations (DCFC from 30kW to 300kW power outputs, and Level 2 AC up to 22kW) and five types of home and portable chargers (AC chargers up to 11kW)

In Vietnam, our companion app has more than 7,000 charging stations and more than 90,000 charging points for EVs and e-scooters as of March 31, 2025, which include charging stations and charging points in partnership with gasoline stations in Vietnam to increase access to our charging ports. In March 2024, V-Green, which is controlled by Mr. Pham as its majority shareholder, was formed with the objective to develop EV charging stations across Asia Pacific and the Middle East. In September 2024, our subsidiary, VinFast Commercial and Services Trading, entered into a business cooperation contract with V-Green, pursuant to which V-Green shall operate the VinFast charging station system. In North America, our companion app provides access to more than 157,000 charge points across more than 30 CPOs, including notable partners such as EVgo, Blink/SemaConnect, FLO. Our partnerships are structured through tailored agreements. This means our customers have single-interface seamless access for charging station location, authentication, and payments at more than 90% of networked public access charging stations and points (excluding Tesla’s) in North America. As a result, our customers benefit from a broad charging network that offers convenience, consistency, and reliability. In Europe, our companion app provides access to more than 896,000 charge points across hundreds of CPOs. We expect our total number of available services to grow consistently as we partner with new charging services and operators, and our current partners invest in their own network growth.

As of March 31, 2025, we have access to more than 1,100,000 charging points globally, which includes both VinFast-owned charging points and our partnered charging network operators’ charging points across Vietnam, North America, Europe and Indonesia.

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

Additionally, we support not just our partners but all of our customers with curated education for charging related use cases, both in-store and across a variety of social channels such as YouTube, Facebook, Instagram, and LinkedIn. Our relationship with our customers, particularly to support their continued enjoyment and use of the VinFast products, only begins with the purchase of their VinFast vehicle.

Key Markets

We began selling our electric SUVs in certain key global markets in 2023. Our target international markets are the U.S. and Canada in North America, France, Germany and the Netherlands in Europe, and selected markets in Asia and the Middle East, including India, Indonesia, the Philippines and Oman. We will also continue to target our existing market in Vietnam. We see these geographies as important to our strategy, with significant momentum and positive forces driving the switch to EVs across vehicle segments. The table below shows our total revenue per key market for each of the last three fiscal years:

	For the year ended December 31
	2022	2023	2024
	VND billion	VND billion	VND billion	USD million
Vietnam	13,927.7	27,147.0	37,405.8	1,537.1
United States	—	159.2	2,728.4	112.1
Canada	—	577.7	1,906.1	78.3
Europe	—	—	139.0	5.7
Pacific – Asia	—	—	1,839.7	75.6
Total	13,927.7	27,883.8	44,019.0	1,808.9

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

The entire seamless and personalized O2O process, which is planned for select markets, is expected to expand into the delivery, after-sales policy and maintenance of the VinFast ownership experience. The unique VinFast ID for each customer can connect and synchronize the customer’s engagement data with us on all the channels: website, companion app, physical showrooms and service points.

Our in-person experience is encapsulated by our offline distribution network, including strategically located showrooms. We think it is important for our customers to have a tangible location to not only purchase our vehicles but also gather and interact in the context of our overall VinFast ecosystem.

We utilize third-party dealers in order to broaden our distribution model to reach a greater number of potential customers. We expect the majority of sales in our initial rollout to be through our multi-channel direct sales model. We envision indirect sales through dealers increasing in the years to come.

We utilize an experiential marketing strategy that places customers at the core of all marketing touch points and provides them with authentic brand experience that creates a trusting and emotional connection with us. Our experiential marketing initiatives include showcasing our vehicles at major industry events (e.g., auto shows and technology conferences), hosted events (e.g., factory visits, showcase tours in major cities and VinFast showroom openings), through digital experience platforms (e.g., website car configuration) and through social media. We reward customer loyalty through promotional campaigns. We create trust in our brand through brand evangelists, such as media influencers, key opinion leaders and existing customers who have enjoyed their journey with VinFast.

Strategic Partnerships

As part of our business strategy, we identify and enter into strategic partnerships with top-tier business partners that possess expertise in areas that complement our business. To ensure that our resources are optimally allocated, we choose partners that can offer greater benefits than if we were to invest in such capabilities ourselves.

We have partnered with top-tier global companies, including Magna and Pininfarina to accelerate the integration of best practices into our processes. We entered into a consultancy services agreement with Magna in December 2017, pursuant to which Magna agreed to support us in the conceptual and technical development of our ICE vehicles between January 1, 2018, to December 31, 2019 for a fixed service fee. On July 26, 2019, we amended the consultancy services agreement with Magna to provide additional engineering services relating to the implementation of a V8 engine and vehicle elongation for our LUX SA model for an additional fixed fee. On August 26, 2021, we entered into an engineering services agreement with Magna Steyr Automotive Technology (Shanghai) Ltd. for engineering development services relating to our EVs in exchange for a fixed fee. The agreement was amended on September 24, 2021, to expand the scope of work to cover lightweight competitive level evaluation, weight tracking in the design phase and support weight homologation for an additional fee. On December 12, 2022, we entered into an addendum pursuant to which the term of the engineering services agreement has been extended to March 31, 2023. In addition, we entered into an agreement with Pininfarina dated April 12, 2022, for Pininfarina to review and advise us on the standards and design of our showrooms and stores. The agreement does not have a fixed termination date but may be terminated by either party upon written notice. Pininfarina is also our primary design partner to ensure each of our vehicles offers a distinctive style.

Shared Commitment to Our Environment, Society and Governance

Our ESG Strategy

Our commitment to ESG initiatives is institutionalized through our ESG strategy. Our products are meticulously designed with a low-to-zero emission framework and to minimize impact on the environment. We seek to adopt practices to reduce our carbon footprint and target to attain best-in-class environmental standards. As we believe that our business can be a key part of the charge to a brighter, greener and safer future, we leverage ESG policies as key catalysts for achieving our vision. Our environmental and social policies reflect our commitment to our customers, employees and communities, while our governance structure reflects our core values of fairness, efficiency, accountability and transparency. VinFast is committed to contributing to the climate solution and seeks to be a leader in green business practices.

We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. In June 2023, we received two gold medals in the categories of “Best ESG in Vietnam” and “Best Diversity, Equity and Inclusion in Vietnam” at the 2023 FinanceAsia Awards. In December 2024, we were honored in the most important category of the Human Act Prize 2024, the Community Action Award. Our recognition at the Human Act Prize 2024 underscores our role as a leader in Vietnam’s transition to clean energy transportation and our commitment to sustainable community development.

Environmental

We believe that an environmentally sustainable business model creates long-term value for our shareholders as well as all our stakeholders, suppliers, policymakers and our customers. Environmental sustainability helps to inform our decision making and drive our transition from being a manufacturer of ICE vehicles to a pure play electric mobility company focusing on EVs. This transition allows us to be hyper-focused on endeavoring to deliver transportation that can have a positive impact on the environment and the societies we interact with.

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

We aspire to adopt leading industry practices in our manufacturing process, by looking to limit the impact of waste and placing strict controls on waste treatment processes and systems. For instance, we have installed exhaust filters and heat circulation systems to control the release of pollutants from our operations. Additionally, we have put in place a centralized wastewater treatment system at our automotive paint shop, coupled with a non-water and non-chemicals-based paint separation system, in an effort to minimize effluent discharge into the environment. We are committed to each of our projects complying with applicable ESG standards and continue to promote the sustainable performance of our business.

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

Social

Commitment to Society

Our slogan “Boundless Together” affirms our desire to partner with communities in driving the EV revolution. A core pillar of our mission and vision is improving the communities in which we operate. From the planning phase of our development, we sought to align our efforts with international best practice social performance standards. We have also adopted lessons learned from Vingroup’s experience of corporate social responsibility efforts to drive positive social impact. VinFast supports local communities by providing medical support to local health authorities, prioritizing local residents in recruiting and supporting the conservation of local cultural sites. Our social management system sets the foundation for our ambition to further our social and charitable efforts. In 2024, following the devastation caused by Super Typhoon Yagi and severe floods in northern Vietnam, we, in collaboration with Vingroup, contributed to the Emergency Relief Fund, providing urgent support to thousands of affected families.

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

Product Safety

As our name suggests (“Vietnam — Style — Safety — Creativity — Pioneer” in Vietnamese), safety for drivers and pedestrians is of utmost importance to VinFast. We have implemented facial recognition features that enable our system to learn the driver’s behavior and detect driver drowsiness, as well as automatic emergency call functions. Our VF 8 and VF 9 models have been designed to meet 5 star EURO N-CAP safety ratings, leveraging our technology and the partnerships we have developed. In 2020, our unwavering commitment to the highest class of safety ratings was applauded by industry experts who presented us with the “Excellent Award for New Manufacturer Safety Commitment.” By embracing innovation and accelerating the advancement of technology, we are committed to pushing the boundaries of the customer experience while helping to inspire a safer tomorrow.

Commitment to our Employees

“Boundless Together” is a mindset, attitude and way of living. Respect for our employees is a key pillar of this mindset and stems from Vingroup’s historical track record of outstanding human resource policies. In 2020, Vingroup was honored by the Prime Minister of Vietnam as one of Vietnam’s Outstanding Enterprises for Employees. In 2024, Vingroup was honored as one of the 10 “Best places to work in Vietnam”, in which, we ranked first in Engineering/ Machinery / Mechanicals sector.

Commitment to Employee Safety

Our desire to break through existing boundaries inspires us to adopt a comprehensive approach to safety training. In addition to adhering to applicable laws and regulatory standards within the countries we operate, we provide onboarding training, undertake regular risk assessments, perform regular workplace safety monitoring, and audit (internal and external), among others. Our health and safety policy is ISO 45001 compliant. Our philosophy on employee safety measures is rooted in taking a proactive approach to identifying potential hazards and developing corrective and preventative measures.

Supply Chain

Our mission to ‘create a more sustainable future for all’, influences our supply chain decisions. How we make things and who we partner with carry as much importance as the end product itself. We work hard to keep our relationships with our suppliers robust, respectful, and resilient so that our supply chain can make a real difference in the drive toward innovation and lighter impact on the environment. This requires collaboration, trust, deep understanding, transparency, and a focus on the well-being of people who help make our products. Each supplier selected by VinFast must meet a number of criteria, including legal compliance, quality standards, capacity, labor relations, social impact and environmental protection.

We have a Supplier Code of Conduct which provides a framework for suppliers in regard to their responsible business conduct and set out steps to help mitigate any adverse effects on human rights, labor rights, environmental protection and anti-corruption practices. In February 2025, 77.0% of our direct suppliers have adopted international standards as part of their environmental management systems. VinFast, as part of its ongoing approach to ESG matters, will continue to consider emerging and relevant issues for incorporation into its Supplier Code of Conduct and that are particularly relevant to our relationships with its suppliers.

Governance

The governance structure established by VinFast is based on the principles of transparency and accountability and provides for continuous improvement. Our Board consists of six directors, including two who qualify as independent within the requirements of Rule 10A 3 under the Exchange Act and the rules of Nasdaq.

Our Board has the following committees: the disclosure, audit, compensation and nominating and corporate governance committees. Each member of the audit committee has been determined to be “independent” per Rule 10A 3(b)(1) under the Exchange Act and meets the requirements for financial literacy under the applicable rules and regulations of the SEC. Our committees have established charters which outline the responsibilities and roles of each committee.

We are committed to minimizing the environmental impact of our operations and enhancing the efficiency of our operations and upholding strong governance and ethical standards in conducting our activities and throughout our value chain. The audit committee of our Board oversees ESG matters pursuant to its charter. Corporate governance is overseen by our Board. Half of our Board identify as women, reflecting our focus on gender-diversity and equality.

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

Pursuant to the intercompany IP license agreement with Vingroup, Vingroup has granted us a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise various trademarks that we use in our business. Such trademarks include our trade name, our logo, our EV names, such as VINFAST VF e34, VINFAST VF 3, VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and our e-scooter names, such as Klara, Theon and Feliz. See “Related Party Transactions — Transactions with Vingroup Affiliates — IT, IP Licensing and R&D Agreements.” Vingroup has registered our tradename, logo and V line design worldwide, while our EV and e-scooter names have been registered in our target markets. The validity period of each trademark registration varies based on the regulations of the country in which it is registered and generally ranges from 10 to 20 years. Such trademark registrations are renewable on an ongoing basis during the relevant validity period.

We and Vingroup have submitted and registered our industrial designs for various car models in our key markets, including the U.S., Europe and Southeast Asia. Our VF 3, VF 5, VF 6, VF 7, VF 8 and VF Wild industrial design are submitted and registered under us, whereas our VF e34 and VF 9 industrial designs are submitted and registered under Vingroup. The validity period of each registration certificate varies based on the regulations of the country in which it is registered but is typically five years and may be renewed for additional five-year periods, up to a maximum of 15 to 25 years.

We partner with third-party technology partners by entering into various service and development agreements to develop advanced technologies that complement our own technology R&D activities (“Developed Technology”). Pursuant to such agreements, we may acquire sole or joint ownership over the resulting patents or other IP rights. The Developed Technology includes:

(1)	know-how, inventions and patents (excluding software) developed (“Foreground IP”) pursuant to service contracts dated December 9, 2020 (as amended), and July 16, 2021, relating to the development of the EDS system for use in our EV platform in the U.S. Market in A-, B- and C-segment EVs, which we have received an exclusive IP right for the Foreground IP. We have also received a non-exclusive, royalty-free right to use any software generated through the Foreground IP. In addition, we also received a non-exclusive, royalty free right to use the IP incorporated in the technology;
(2)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated November 23, 2021, relating to the design and development of our VF 5 model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology;
(3)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated April 30, 2023, relating to the design and development of our VF 5 RHD model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology;
(4)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated April 30, 2023, relating to the design and development of our VF e34 RHD model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology;
(5)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated July 5, 2023, relating to the design and development of our VF 3 model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology;
(6)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated May 24, 2024, relating to the design and development of our e-bus, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology;
(7)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated November 5, 2024, relating to the design and development of our Limogreen 7 model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology;
(8)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated December 29, 2024, relating to the design and development of our Mgreen model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology;
(9)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated January 18, 2025, relating to the design and development of our VF 6 model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology; and

(10)	works, inventions, designs, specifications, project documents, and any other materials developed pursuant to a vehicle design and development engineering turnkey services agreement dated January 18, 2025, relating to the design and development of our VF 71 model, which we acquired sole ownership of. In addition, we received the title and interest over the IP incorporated in such technology.

We have also entered into a number of technology transfer transactions and license agreements with various experienced business partners for the acquisition of various technologies, licenses, intellectual properties and know-hows (“Licensed Technology”) to design, develop, manufacture, sell, distribute and service our vehicles (including EVs). The Licensed Technology includes:

(1)	technology, know-how and IP rights relating to the production of a certain type of e-motor for use in EVs, for which we acquired an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a product development and technology transfer agreement dated May 18, 2020, as amended;
(2)	technology, know-how, trade secrets and IP rights relating to the production of an in-hub brushless DC electric motor for use in electric motorcycles, for which we have received an irrevocable, non-cancellable, perpetual and non-exclusive license to use such technology pursuant to a technology transfer agreement effective July 2, 2020;
(3)	technology, know-how, trade secrets and IP rights relating to the production of certain vehicle platform components for use in our Limogreen 7 model, for which we have received an irrevocable, non-cancellable, perpetual, non-transferable/non-assignable and non-exclusive license to use such technology pursuant to a technology license agreement effective December 17, 2024;
(4)	technology, know-how, trade secrets and IP rights relating to the production of certain vehicle platform components for use in our MGreen model, for which we have received an irrevocable, perpetual, non-transferable/non-assignable and non-exclusive license to use such technology pursuant to a technology license agreement effective December 29, 2024;
(5)	technology, know-how, trade secrets and IP rights relating to the production of certain vehicle platform components for use in our VF 6 model, for which we have received an irrevocable, perpetual, non-transferable/non-assignable and non-exclusive and non-exclusive license to use such technology pursuant to a technology license agreement effective January 18, 2025; and
(6)	technology, know-how, trade secrets and IP rights relating to the production of certain vehicle platform components for use in our VF 71 model, for which we have received an irrevocable, perpetual, non-transferable/non-assignable and non-exclusive license to use such technology pursuant to a technology license agreement effective January 18, 2025.

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

Insurance

We have liability insurance coverage for our products and business operations. We maintain commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies as well as a plan to cover all mandatory insurance policies, Pursuant to applicable regulatory requirements, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for all our employees in Vietnam and international markets. We also purchase additional commercial health insurance to increase the insurance coverage of our employees. We do not maintain business interruption insurance or key-person insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

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

Vietnam

Environment, Social and Compliance

On January 1, 2022, the new 2020 Environmental Protection Law came into force. The law requires manufacturers of transportation vehicles like VinFast to comply with requirements for Environment impact assessment (EIA), environmental permit, waste management and waste treatment facilities management, environmental monitoring & reporting, products lifecycle management and other topics like GHG emission reduction and Ozone layer protection. The Vietnamese government (CP) issues decrees, and the Ministry of Natural Resources and Environment (BTNMT) issues guiding circulars to regulate the enforcement of compliance with the 2020 Environmental Protection Law such as Decree No 08/2022/NĐ-CP, Decree No 06/2022/NĐ-CP, Circular No 02/2022/TT-BTNMT in 2022, Decree No 05/2025/NĐ-CP, and Circular No 07/2025/TT-BNTMT in 2025, which VinFast’s manufacturing plants in Vietnam are strictly following and implementing in compliance with the law.

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

Charging Stations

There are few regulations governing charging stations. Vietnam’s competent authorities are in the progress of building relevant Technical Standards (TCVN) & Technical Regulations (QCVN). Therefore, EV manufacturers must always consult with relevant government agencies, such as the Ministry of Construction and the Ministry of Transportation, and adhere to their directives.

Emissions

In 2021, the Ministry of Transport issued a national technical regulation governing the emission of fifth level gaseous pollutants for newly assembled, manufactured and imported automobiles, which is the equivalent of the Euro 5 emission. The national technical regulation applies to our current ICE vehicles. In 2024, the Prime Minister issued Decision No. 19/2024/QD-TTg, establishing a roadmap for applying Level-5 (Euro 5) emission standards to all newly imported, manufactured, and assembled automobiles, effective January 1, 2025.

In respect of emission regulations for electric cars, the Vietnam Register is in the process of drafting a regulation to amend and supplement national technical regulations on quality, technical safety and environmental protection for automobiles. Such regulations on EVs are intended to serve as a basis for the inspection, assessment, and certification of vehicle quality. For example, a new regulation on electric energy consumption testing for EVs has been issued and took effect on January 1, 2025, in accordance with Section II of QCVN 09:2024/BGTVT (the National Technical Regulation on Safety and Environmental Protection for Automobiles) and TCVN 7792:2015 (the National Standard on Road Vehicles - The Emission of Carbon Dioxide (CO2) and Fuel Consumption of Passenger Cars Powered by an Internal Combustion Engine - Requirements and Test Methods in Type Approval).

In addition, the Vietnamese government also adopted regulations on GHG emission reduction and adaptation measures to cope with climate change. Under Decree No. 06/2022/ND-CP of the Government on GHG emission reduction and Ozone layer protection, which came into effect on January 07, 2022 (“Decree 06/2022”), GHG-emitting facilities, including our manufacturing facilities, which reach statutory GHG emission thresholds shall conduct an inventory of its GHG emissions and report it to the relevant competent authorities. According to Decree 06/2022, between 2021 to 2025, it is not mandatory to reduce GHG emissions; and from 2026 to 2030, GHG-emitting facilities must conduct an inventory of its GHG emissions, and develop and implement a GHG emission reduction plan according to the allocated GHG emission quota. The exchange, purchase and sale of emission quotas and carbon credits on the domestic carbon market are permitted. Additionally, under Decision No. 232/QD-TTg (2025), Vietnam has initiated a project to establish and develop a domestic carbon market, with pilot domestic carbon trading platforms set to launch in June 2025 and full implementation targeted for 2029. As an electric vehicle manufacturer devoted exclusively to producing zero-emission vehicles, we will benefit from these regulations and will be able to sell our carbon credits to other manufacturers in the domestic carbon market.

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

Registration Fee

Customers buying vehicles in Vietnam must pay a registration fee to the tax authority before they may register ownership of and utilize the vehicle. According to Decree No. 10/2022/ND-CP dated January 15, 2022 (which took effect on March 1, 2022), new battery-powered electric vehicles are subject to a first-time registration fee of 0% for 3 years, starting from March 1, 2022. In the following two years (March 2025 to March 2027), the applicable registration fee will be 50% of that of petrol and diesel cars with the same number of seats. In March 2025, the Vietnamese government extended the registration fee exemption for battery-powered electric vehicles until February 28, 2027. This strategic move aims to encourage consumers to adopt electric vehicles, thereby reducing carbon emissions and promoting a cleaner environment. The first-time registration fee rate on ICE vehicles is between 10% to 15%, subject to the discretion of the provincial/ municipal People’s Council. Used electric vehicles which are being registered for the second time under a new owner’s name will be subject to a registration fee of 2%, similar to the rate applicable to ICE vehicles.

CIT and Land Rental

In the Dinh Vu-Cat Hai economic zone, we enjoy attractive tax incentive schemes designed to encourage long-term industry growth in Hai Phong, a province which the Vietnamese government has designated as an industrial manufacturing and import-export hub. The Vietnamese government currently allows investment projects in economic zones to enjoy a favorable CIT of 10% for 15 years, commencing from the first year in which a company generates income (as compared to the general CIT rate of 20%), and CIT exemption for the first four years, commencing from the first year in which our Company generates taxable income, and a 50% reduction on the applicable CIT rate for the following nine years.

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

The PDPD, which mirrors the EU’s General Data Protection Regulation (EU) 2016/679 (the “GDPR”) in a number of respects, imposes a number of new requirements on organizations and individuals that are engaged in or associated with personal data processing activities in Vietnam. Some notable provisions include:

●	extraterritorial scope of application — the PDPD will apply to both domestic and foreign entities directly engaged in and/or related to processing of personal data in Vietnam;
●	broad definition of personal data and data processing — the PDPD divides personal data into two categories: “basic personal data” and “sensitive personal data.” The list of sensitive personal data is extensive and not exhaustive;
●	new requirements for valid consent, the processing of sensitive personal data, and international data transfer. No specific data localization mandate was imposed;
●	obligation to implement diverse managerial and technical measures to protect personal data, including an impact assessment on personal data protection; and
●	strict deadline to respond to data subjects’ data privacy-related requests within 72 hours.

United States

Licensing

While distribution laws vary from state to state, a distribution entity is generally required in order to distribute automobiles in the U.S. The distribution entity may be a subsidiary or affiliate of an OEM and typically needs to hold a distributor or manufacturer license in the applicable state. The distributor or manufacturer is not required to be present in the state, however this is usually due to the fact that a licensed dealer is the ultimate entity selling to consumers in the state. To obtain a distributor or manufacturer license, the applicant typically must submit an application, pay a fee, provide a list of dealers in the state, share background information of company officers, and submit other common supporting documents. Some states also require a representative license to be filed, naming an individual who may contact dealers on behalf of the distributor or manufacturer. Distributor and manufacturer requirements are set by state agencies (typically state Departments of Motor Vehicles (“DMV”) or equivalent agencies) and such requirements vary depending on the state.

The dealer must be licensed by the state in which vehicles are sold and be physically present in that state. To obtain a dealer license, a new vehicle dealer must have an agreement with an OEM or the distributors of the vehicles they will sell. Other common dealership requirements include surety bonds, physical requirements for dealership locations (office space, display space, signage, etc.), completion of educational courses by dealer employees, fingerprints and background checks for dealer leadership, and insurance requirements. Dealership requirements are set by state agencies (typically state DMV) and such requirements vary depending on the dealership location.

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

In addition to the certification label, a number of other labeling requirements may apply to vehicles or replacement parts, including:

●	Proposition 65, California’s “right-to-know” chemical warning law — mandates certain warnings for products that are known to cause exposure to certain listed hazardous chemicals;
●	NHTSA New Car Assessment Program Rating requirement — requires new vehicles to display a label indicating its safety rating based on NHTSA testing or that the rating is not yet available;
●	Country of origin — new vehicles must be labeled with information about the country of origin of the vehicle parts, the final assembly point for the vehicle and the country of origin for the engine and transmission;
●	Pricing label — shows pricing information and other information known as a “Monroney label”;
●	Fuel economy label — indicates the vehicle’s fuel economy and greenhouse gas emission performance;
●	Theft prevention labels — certain vehicle parts and replacement parts, such as the engine, fender, door and bumper, must be labeled with the vehicle’s VIN in order to facilitate tracing and recovery of stolen parts, subject to certain exemption; and
●	Airbag warning — the NHTSA crash protection standard, FMVSS 208, includes requirements for sun visor and dashboard labels warning of the dangers of airbags for child occupants.

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

Incentives

The IRA provides tax credits in connection with the purchase of certain EVs through 2032, provided that the EV satisfies various requirements relating to its manufacturing and assembly process. Our EVs currently do not meet the eligibility requirements for these tax credits, and there can be no assurance that they will be able to do so in the future. The current President Donald J. Trump administration has issued Executive Order 14154, “Unleashing American Energy,” which seeks to, among other things, eliminate subsidies and incentives for purchasing EVs and pause the disbursement of funds appropriated through the IRA. In some cases, state and local governments may provide additional incentives.

For example, in California, rebates are available at the state and county levels for consumers who purchase (or in some cases, lease) qualifying zero emission vehicles, including electric vehicles. Previously, in the state-run Clean Vehicle Rebate Project, qualifying consumers could receive up to $2,000 or more (depending on their household income) for purchasing or leasing a plug-in electric vehicle. This program was phased out at the end of 2023 and replaced with a statewide version of the program called “Clean Cars 4 All.” Clean Cars 4 All is a rebate program meant to assist low-income households with the transition to a zero-emission vehicle. There are strict income and vehicle MRSP requirements to receive a rebate up to $12,000. We have successfully applied to CARB to have the VF 8 listed as an eligible vehicle effective through 2025. Similar state programs exist in other states, such as New York, Maryland, Oregon and Colorado, though there may be some limitations on vehicle price.

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

Federal Statutes and Regulations

The federal privacy landscape is characterized by sector-specific statutes rather than one comprehensive privacy statute. Key federal statutes include the Children’s Online Privacy Protection Act, which addresses the collection of personal information from children under the age of 13 by websites and online services, and the Federal Trade Commission Act, which empowers the Federal Trade Commission to enforce against deceptive and unfair business practices in privacy and data security across a broad array of sectors, including vehicle manufacturers.

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

Canada

Licensing and Permitting

In Canada, we are selling our vehicles through our VinFast showrooms in the provinces of British Columbia (“BC”), Ontario (“ON”) and Quebec (“QC”). In order to sell vehicles directly to consumers, a manufacturer must register as a motor vehicle dealer in each respective province. If the manufacturer’s activities will be limited to selling vehicles to other licensed dealers in BC and ON, it must register as a wholesaler in BC and ON. The registration requirements and process for a wholesaler in BC and ON are the same as for a retail dealer, except that retail premises are not required in the case of a wholesaler registration.

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

Meanwhile, in order to sell vehicles directly to consumers or commercial customers in QC, a manufacturer must register as a road vehicle dealer in QC. Such registration also permits the manufacturer to sell vehicles to other licensed dealers as well. Road vehicle dealers are required to have an establishment in QC. Moreover, to have a road vehicle dealer permit, the motor vehicle dealer is required to have a municipal certificate for each location and make a payment of a surety bond for each location as well.

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

In September 2021, Bill-64 was adopted in the province of QC, as an amendment of the Act Respecting the Protection of Personal Information in the Private Sector. The first phase of amendments from Bill 64 took effect in September 2022, the second phase took effect in September 2023 and the last phase took effect in September 2024. Since September 2022, companies have been required to (1) delegate a person in charge of the protection of personal information in the organization and publish their contact information on the organization’s website; and (2) set up a process for mandatory reporting of “Confidential Incidents” whereby the Commission d’accès à l’information du Quebec and individuals affected by incidents involving personal information that present a risk of serious injury will be addressed and notified of such incidents. In September 2023, organizations doing business in QC were required to put in place a privacy compliance program to address the requirements of Bill 64. Notably, transparency obligations related to the processing of personal information were strengthened, the transfer of personal information outside QC is now subject to various conditions and every project involving the processing of personal information is now subject to privacy impact assessments. Breach of this act can result in penalties of up to the greater of CAD25,000,000 or 4% of the Company’s worldwide turnover for the preceding fiscal year. Administrators, directors and representatives of the Company can be held accountable for any offenses under this act and may be subject to penalties of up to CAD100,000.

Under Canadian law, upon the occurrence of a breach of privacy that can create a risk of harm to individuals, companies must disclose details of such incident to the impacted individuals and the applicable supervisory authority, the Privacy Commissioner of Canada, the Privacy Commissioner of Alberta or the Commission d’accès à l’information du Quebec.

Distribution and Retail

The sale of automobiles is subject to consumer protections that vary by province. Each province has consumer protection legislation that details the disclosure that must be included in a sales, lease and financing agreement, as well as specific consumer protection legislation relating to auto-repair services that require that consumers be provided with written estimates, upfront pricing and details of repair and labor in the sales agreement. Sales agreements are generally binding and do not provide for a cooling-off period. However, in the province of Quebec, a vehicle financing contract is subject to a two-day cooling off period, which begins when a duplicate copy of the executed agreement is provided to the customer. Sellers are required to provide the most accurate information available regarding the vehicle’s history and key features. Omission of certain information provides buyers with a period of 90 days in which to cancel the sales agreement.

Additional consumer protections may apply when a vehicle is financed. The Canadian Motor Vehicle Arbitration Plan (“CAMVAP”) is a free arbitration program from participating manufacturers that assist consumers in handling disputes about manufacturing defects. Vehicle dealers or sellers must inform the buyer if the purchased vehicle qualifies for this program. As of the date of this Annual Report, VinFast is not a member of CAMVAP.

In 2023, the province of QC adopted Bill 29, which introduced several amendments to the Consumer Protection Act in QC. Bill 29 aims to protect consumers from planned obsolescence and to promote durability, repairability and maintenance of goods. The Consumer Protection Act came into force on October 5, 2023. The Consumer Protection Act introduced (i) “right to repair” legislation, (ii) a new legal warranty of “good working order”, (iii) a ban on the sale and manufacturing of goods for which obsolescence is planned and (iv) a new “Lemon Law” for seriously defective vehicles.

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

The Clean BC Rebate Program offers rebates for the installation of EV chargers. Clean BC rebates are available for all types of installations, including single-family homes, townhomes, multi-family units, residential buildings, and workplace/public charging stations. To obtain the rebate, an approved charging station must be installed by a certified or qualified electrician, and an online rebate submission must be made within 90 days of the code-compliant installation.

In ON, the installation of an EV charging station requires a work/permit with the Electrical Safety Authority. Installation must be carried out by a licensed, certified and qualified electrician in compliance with the ON Electrical Safety Code. Once complete, if installation meets the Electrical Safety Code of Ontario and the equipment is certified for use in Canada by a nationally recognized certification agency, the ESA will issue a Certificate of Acceptance.

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

Incentives

Federal Incentives for Electric Vehicles

Canadian purchasers may no longer qualify for a federal government subsidy on the purchase of new eligible vehicles once per year. The federal government halted this subsidy in February 2025 at its discretion, as funding for the program was exhausted. The return of the Incentives for Zero-Emission Vehicles program is unlikely in the near future, although a federal election could bring change.

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

Incentives for Electric Vehicles in BC

Clean Energy Vehicle for BC (“CEV for BC”)

BC provides a point-of-sale incentive program for new clean energy vehicles, including light duty BEVs, FCVs, PHEVs and extended range electric vehicles, to eligible purchasers, including individuals, businesses, non-profit organizations and public entities who are residents of BC, based in BC or have BC-based affiliates. Under the program, BEVs, FCVs and PHEVs with a battery range of 85 kilometers or higher are eligible for an incentive of up to CAD4,000, and PHEVs with a battery range of less than 85 kilometers are eligible for an incentive of up to CAD2,000. A passenger car must have an MSRP of less than CAD50,000 and larger vehicles (station wagons, mini-vans, SUVs, small and standard pickup trucks and passenger vans) must have an MSRP of less than CAD70,000. Prospective purchasers must first apply to the government of BC to determine if they meet an income means test requirement to determine the incentive amount they are entitled. Consumers can apply for the CEV incentive program through dealerships that sell or lease qualifying vehicles. The British Columbia Ministry of Energy and Mines maintains a list of approved vehicles. Manufacturers must submit an application to the Ministry to have their vehicle considered for program eligibility. The Ministry reserves the right to adjust the incentive amounts as necessary based on market performance. The program will run until funds are exhausted.

Exemption from Increase in Provincial Sales Tax Rates

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

Incentives for Electric Vehicles in QC

Electric Vehicle Incentive

Quebec purchasers may no longer qualify for a provincial government subsidy on the purchase of new eligible vehicles once per year. The provincial government suspended this subsidy in January 2025 at its discretion.

Exemption from Luxury Vehicle Registration Fee

In QC, vehicles with a value exceeding CAD40,000 are generally subject to an additional registration fee for luxury vehicles of 1% of the excess value. However, BEVs, FCVs and PHEVs with a value up to CAD75,000 are exempt from the additional registration fee for luxury vehicles. BEVs and FCVs valued between CAD75,000 to CAD125,000 are only levied an additional registration fee of 1% of the excess value over CAD75,000. A fee is charged on fully electric vehicles valued at CAD125,000 or higher: a 1% additional registration fee applies to the portion of the vehicle’s value exceeding CAD40,000.

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

Starting from 2025, there will be no EV-bonus scheme in the Netherlands. Meanwhile, under the Private Motor Vehicle and Motorcycle Tax (“BPM”) Act, tax benefits are determined based on carbon dioxide emissions. Starting January 1, 2025, a fixed tax amount of €667 will be applied to fully electric vehicles. This tax remains significantly lower than the Private Motor Vehicle and Motorcycle Tax imposed on ICE vehicles.

In France, EV purchasers are eligible to receive ecological bonuses ranging from €2,000 to €5,000, depending on the purchase price of the vehicle and the consumer type. Such amount is subject to change annually. The Ecological bonus consists:

●	the amount of the ecological bonus depends on the reference tax income (“RFR”):
o	€4,000 for an RFR less than or equal to €16,300;
o	€3,000 for an RFR between €16,300 and €26,200;
o	€2,000 for an RFR greater than €26,200;
●	the ecological bonus and the conversion bonus for private cars whose purchase price is higher than €47,000 or weighs heavier than 2.4 tons was abolished;
●	the number of ecological bonuses that can be granted to a natural person for the acquisition of a new private car, a van, or a two- or three-wheeled motor vehicle or motor quadricycle has been limited to a maximum of one ecological for every three years;
●	the conversion bonus and the retrofit bonus for high income households have been abolished;
●	the maximum amount of the conversion bonus and the retrofit bonus applicable for the purchase or conversion of a passenger car or light truck for low-income households that are considered “heavy drivers,” a person whose distance between his or her home and place of work is more than 30 kilometers or a person who drives more than 12,000 kilometers per year with his or her own vehicle due to professional reasons, was increased to €6,000; and
●	the ecological bonus is only eligible for 100% EVs and FCVs. Hybrid vehicles are excluded from the ecological bonus;
●	the vehicle must not have been registered for the first time in France or abroad (only for new vehicles);
●	an environmental scoring system for EVs is implemented, which measures, among others, the carbon footprint of the production of the metals used, batteries, the energy powering the factories and transport of the vehicles. To be eligible for the 2024 ecological bonus, the vehicle model must obtain a score greater than or equal to 60 points (on a total of 80 points). As a result, in practice, this scoring system excludes most vehicles that are produced in Asia;
●	some member states of the EU offer state-funded vehicle scrappage schemes that provide financial incentives for the replacement of old vehicles with new vehicles; and
●	the ecological bonuses for businesses (B2B sales) have been cancelled.

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

Companies subject to the GDPR face increased compliance obligations and risks, including more robust regulatory enforcement of data protection requirements, an order prohibiting processing of EU data subject personal data and administrative fines for non-compliance of up to €20 million, £17.5 million or 4% of the annual global revenues of the non-compliant company or group of companies, whichever is greater. Companies may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs and fees.

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

The new EU Product Liability Directive 2024/2853 replaces and repeals the previous Directive 85/374/EEC. The Product Liability Directive applies to any organization that manufactures or imports products in the EU. Under the new Product Liability Directive, manufacturers can be held liable for damages resulting from missing or insufficient software updates, inadequate cybersecurity protection of products, and damage, including the destruction or corruption of data. Member States have until December 2026 to implement the Directive

The Cybersecurity Act (EU 2019/881) sets out the framework for the voluntary European Union common criteria (“EUCC”) cybersecurity certification scheme. The adoption measures are laid out in the EUCC Implementing Regulation, which will take effect on February 27, 2025. The Cybersecurity Act applies to any organization that manufactures or provides information technology and computer products and services in the EU.

The Cyber Resilience Act (EU 2019/1020) is expected to impose a range of cybersecurity obligations on manufacturers, importers and distributors of products with digital elements. The Cyber Resilience Act is expected to enter into force at the end of 2024 and manufacturers will be required to place compliant products on the EU market by 2027.

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

Importation

To conduct import activities, a company is required to obtain an Importer’s Identification Number (Angka Pengenal Importir, or “API”). In this regard, the Business Identity Number (Nomor Induk Berusaha, or “NIB”) of a company serves as its API. There are two types of API: General API (API-U) and Producer API (API-P). A company may only be able to select one type of API. General API (API-U) is used for importing certain goods for trading (retail) purposes, while Producer API (API-P) is used for importing certain goods for usage purposes such as capital goods, raw materials, auxiliary materials, and/or materials to support manufacturing/production processes.

Specific for manufacturing company that wishes to import CBU EVs based on the leniency given by the Government of Indonesia, the company is allowed to conduct the import by using Producer API (API-P), provided that the company has obtained approval letter on the utilization of import incentives issued by the Online Single Submission (“OSS”) system of the Government of Indonesia. In addition, to gauge market reaction, the Government of Indonesia permits EV manufacturing companies to import CBU EVs that they are not yet able to produce domestically. Pursuant to Annex VII Section D of the Ministry of Trade Regulation No. 36 of 2023 on the Policies and Governance of Imports dated December 11, 2023, as amended by the Ministry of Trade Regulation No. 3 of 2024 dated March 7, 2024, these imports require an approval letter for import incentives from the OSS system.

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

(i)The Government of Indonesia subsidizes the VAT for the delivery of certain four-wheeled EVs (defined as vehicles designed for transporting people) and/or certain electric buses (defined as vehicles designed to transport ten or more persons, including the driver, with more than four wheels). Pursuant to Article 3 of Minister of Finance (the “MOF”) Regulation No. 8 of 2024 on VAT on the Delivery of Certain Four-Wheeled Battery-Based Electric Motor Vehicles and Certain Bus Battery-Based Electric Motor Vehicles Borne by the Government in the Fiscal Year 2024 (“MOF Regulation No. 8/2024”), to qualify for this incentive, the EV must meet the following criteria: (i) a minimum of 40% Domestic Component Level for four-wheeled EVs and e-buses, and (ii) a minimum of 20% and up to less than 40% Domestic Component Level for e-busses. In addition, pursuant to Article 6 of MOF Regulation No. 8/2024, companies selling and delivering these EVs must prepare a tax invoice and a realization report of the VAT covered by the Government of Indonesia and report these documents to the Minister of Finance of the Republic of Indonesia.
(ii)A 0% import duty tariff applies to the import of certain EVs for road transportation. Pursuant to Article 4A paragraph (4) of Minister of Finance Regulation No. 26/PMK.010/2022 on the Determination of the Goods Classification System and the Imposition of Import Duty Tariffs on Imported Goods as lastly amended by the MOF Regulation No. 10 of 2024 on the Amendment to MOF Regulation No. 26/PMK.010/2022 on the Determination of the Goods Classification System and the Imposition of Import Duty Tariffs on Imported Goods, to be eligible for this incentive, an EV manufacturing company must obtain, among other requirements, a letter of approval for the utilization of import and/or delivery incentives for EVs issued by the Minister of Investment of the Republic Indonesia/Head of Indonesia Investment Coordinating Board (Badan Koordinasi Penanaman Modal, or “BKPM”).
(iii)The Government of Indonesia subsidizes the VAT on Luxury Goods for (i) the import of four-wheeled CBU EVs, and (ii) CKD EVs produced by EV manufacturing companies. This incentive is available to EV manufacturing companies that commit to establishing an EV manufacturing facility in Indonesia. Pursuant to Article 4 and 5 of MOF Regulation No. 9 of 2024 on Sales Tax On Luxury Goods On Import and/or Delivery of Taxable Goods Classified As Luxury in the Form of Four-Wheeled Battery-Based Electric Motor Vehicles Borne by the Government in Fiscal Year 2024, to obtain this incentive, EV manufacturing companies must prepare: (i) a goods import notification document for CBU EVs or a tax invoice for CKD EVs; and (ii) a realization report of the VAT on Luxury Goods covered by the Government of Indonesia, which must then be submitted to the Minister of Finance of the Republic of Indonesia.

To obtain the VAT on Luxury Goods subsidies from the Government of Indonesia, an EV manufacturing company must obtain approval letter on the utilization of incentives by submitting application through the OSS system, as stipulated under Articles 3 — 6 of BKPM No. 6 of 2023 on the Guidelines And Procedures For Granting Of Incentives For Importing and/or Delivering Four-Wheeled Battery-Based Electric Motorized Vehicles to Accelerate Investments. As one of the requirements, the company should provide a commitment letter, stating that the company is committed to commercially produce four wheeled EVs in Indonesia. To guarantee the fulfillment of this commitment, the company is required to provide bank guarantee addressed to BKPM. If the company fails to fulfill the commitment, BKPM will then have the right to cash out the bank guarantee. The application to obtain incentives from the Government of Indonesia can be applied by EV industry companies to the Government of Indonesia until March 1, 2025.

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

In accordance with the Standard Classification of Indonesian Business Field (Klasifikasi Baku Lapangan Usaha Indonesia, or “KBLI”), which classifies each business activity into certain code number, the business of dealership can be conducted with:

i.	KBLI No. 45103 (New Car Retail Trade), in which the scope of business activities encompasses retail sales of new vehicles, including special vehicles (such as ambulances, caravans, microbuses, and fire engines), lorries, trailers, semi-trailers and various other motorized transport vehicles; and
ii.	KBLI No. 45403 (New Motorcycle Retail Trade), in which the scope of business activities encompasses retail sales of new motorbikes, including bicycles or mopeds.

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

Environmental

In general, any business activity that has an effect on the environment is required to obtain an environmental approval. The environmental approval can be in form of Decision of Environmental Feasibility or Statement of Capability to Manage the Environment that is ratified by the Government of Indonesia. To obtain the Decision of Environmental Feasibility, a company should prepare either: (i) Environmental Impact Assessment (Analisis Mengenai Dampak Lingkungan, or “AMDAL”), or (ii) Environmental Management – Environmental Monitoring Efforts (Upaya Pengelolaan Lingkungan Hidup — Usaha Pemantauan Lingkungan, or “UKL-UPL”), depending on the risk type of the business activity. For business activities that are deemed to cause fundamental environmental changes, AMDAL is required for the issuance of the environmental approval, whereas, for business activities that are deemed not to have an important effect on the environment, UKL-UPL is required for the issuance of the environmental approval. The expiration date of the environmental approval is in accordance with the expiration date of the business license of the company.

India

Licensing and Distribution

In India, the distribution and sale of automobiles involve compliance with state-specific regulations. A distribution entity, often an authorized entity of the OEM, is required.

Dealership permission typically requires an agreement with the OEM, surety bonds, compliance with physical dealership location requirements, background checks for dealer leadership and insurance. Local licensing requirements may vary, including environmental permits related to waste disposal.

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

Labeling and Advertisements

Vehicle advertising and labeling of its components in India involve compliance with various regulations, including those set by the Advertising Standards Council of India (“ASCI”) and the Legal Metrology Act (“LMA”). Certification affirming compliance with emission and safety standards are applied to all labels. Additional labelling requirements may include country of origin information, pricing or maximum retail price, quantity, generic name, date of manufacturing, expiry date (applicable for perishable goods only) and customer care details.

Advertising and promotional activities are subject to ASCI regulations and LMA, ensuring truthfulness and preventing deceptive practices.

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

Faster Adoption and Manufacturing of Hybrid and Electric Vehicles (“FAME”) India Scheme

The FAME India scheme aims to promote the adoption of electric and hybrid vehicles by providing incentives to manufacturers and buyers. It covers various components such as electric two-wheelers, electric three-wheelers, electric buses, and electric four-wheelers. Under FAME-India Scheme phase-II, incentive is also given to EV manufacturers or companies. The incentive or concession is provided to consumers (buyers or end users) in the form of an upfront reduced purchase price of hybrid and electric vehicles to enable wider adoption, which will be reimbursed to the OEM (EV manufacturers) by the Government of India. FAME-India Scheme phase-III is expected to provide incentive to manufacturers.

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

State-specific Incentives

Some states in India introduced additional incentives to promote electric mobility. These could include registration fee waivers, road tax exemptions, and other financial incentives. The table below provides a summary of state subsidies on EV and SUVs:

	per kWh of		Road tax
State	battery capacity	Max subsidy	exemption
Maharashtra	Rs 5,000	Rs 2,50,000*	100%
Delhi#	Rs 10,000	Rs 1,50,000	100%
Gujarat	Rs 10,000	Rs 1,50,000	50%
Assam	Rs 10,000	Rs 1,50,000	100%
Bihar˄	Rs 10,000	Rs 1,50,000	100%
West Bengal	Rs 10,000	Rs 1,50,000	100%
Odisha	NA	Rs 1,00,000	100%
Meghalaya	Rs 4,000	Rs 60,000	100%
Rajasthan	No	No	NA
Uttar Pradesh	No	No	75%
Kerala	No	No	50%
Karnataka	No	No	100%
Tamil Nadu	No	No	100%
Telangana	No	No	100%
Madhya Pradesh	No	No	99%
Andhra Pradesh	No	No	100%
Punjab˄	No	No	100%

*including early bird incentive; ˄policy yet to be approved; #only for first 1,000 buyers

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

Currently, from 2019 onwards, the second phase of the FAME Scheme is in force with an outlay of INR 10,000 crores, including the 366 crores spillover from FAME-I out of which 86% of the fund has been assigned to create demand for EVs in India. The following incentives have been offered under the scheme:

Sl. No.	Total Approximate Incentives	Approximate Size of Battery
1.	2-Wheeler: Rs. 15000 per kwh up to 40% of the cost of vehicles.	2-Wheeler: 2 kwh
2.	3-Wheeler: Rs. 10000 per kwh	3-Wheeler: 5 kwh
3.	4-Wheeler: Rs. 10000 per kwh	4-Wheeler: 15 kwh
4.	E Buses: Rs. 20000 per kwh	E Buses: 250 kwh
5.	E Trucks: Rs. 20000 per kwh	—

Environmental Considerations

Environmental regulations in India cover various aspects of industrial activities. Compliance with air permits for stationary sources of air pollutants under environmental laws. Wastewater treatment permits for industrial facilities discharging wastewater. Waste disposal permits for handling hazardous waste under relevant regulations.

Data Privacy

India’s national privacy law, Digital Personal Data Protection Act, was gazetted in 2023. Compliance with sector-specific federal privacy laws is also required. Adherence to privacy laws need to be observed when conducting marketing and advertising activities. It’s important to note that the regulatory landscape for data privacy in India is subject to changes, therefore businesses should regularly check for updates and seek legal advice to ensure compliance with the latest requirements.

C.Organizational Structure

The following chart summarizes our corporate structure setting forth our ownership interest and the country of incorporation for each of our principal operating subsidiaries as of the date of this Annual Report.

Notes:

(1)	Based on proportion of voting power held. We own 48.84% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.
(2)	Based on proportion of voting power held. We own 33.59% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.
(3)	For the purposes of homogenizing the organizational structure of our distribution companies, we are in the process of transferring the shares of VinFast Germany GmbH (“VinFast Germany”) from VinFast Trading and Production JSC (Vietnam) to Vingroup Investment Vietnam JSC (“Vingroup Investment”). Following such transfer, VinFast will own VinFast Germany through Vingroup Investment.
(4)	We directly own 26.38% of this subsidiary’s total outstanding share capital.
(5)	Vingroup Investment Vietnam JSC (Vietnam) directly owns 44.44% of VinFast Auto India Private Limited (India)’s total outstanding share capital.

D.Property, Plants and Equipment

Please refer to “Item 4. Information on the Company — B. Business Overview — Our Properties and Manufacturing Facilities” for a discussion of our property, plants and equipment.

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

A.Operating Results

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality EVs, e-scooters and e-buses. Our EV product line is a range of fully-electric mini- through E-segment SUVs, the first of which began production in December 2021. We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We plan to deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We delivered 223,970 four-wheeled vehicles (including approximately 137,920 EVs) and approximately 303,280 two-wheeled vehicles from inception through December 31, 2024. According to our preliminary results, in the first quarter of 2025, we delivered 36,330 EVs and approximately 44,900 two-wheeled vehicles. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

Our comprehensive lineup of EVs, highlighted by the VF 3, VF 5, VF 6, VF e34, VF 7, VF 8, VF 9 and the Green series including Minio Green, Herio Green, Nerio Green, Limo Green and the forthcoming VF Wild, is designed to enhance and complement the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide a luxurious, advanced and customizable offering of the features that EV drivers have come to desire. See “Risk Factors — Risks Relating to Our Business and Industry — We are a growth stage company in the EV industry and face challenges associated with the marketing and sale of products in different markets.”

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

●	Ability to Develop and Launch New Offerings. Our growth is dependent on our ability to achieve our vehicle delivery targets, including the ability to attract orders from customers, most of whom will be purchasing a VinFast vehicle for the first time. We were able to start the production of our initial line of ICE vehicles within 21 months from our inception. In order to successfully grow our EV production and sales, we must continue to design and produce new, high quality EV models that are safe, reliable and equipped with advanced technologies. These models should meet market standards and be well-received by customers. In recent years, we have introduced a range of new EV models at various price points that are targeted at different consumer segments. Our EV models include the VF 3, VF e34, VF 8, VF 9, VF 5, VF 6, VF 7, the Green series, which includes Minio Green, Herio Green, Nerio Green, Limo Green, and the forthcoming concept model, the VF Wild. By offering more affordable options, we intend to position ourselves to expand our market share, particularly among cost-conscious consumers.

●	Ability to Execute Effective Marketing. The growth of our orders will largely depend on our ability to execute effective marketing initiatives, which in turn depends on prospective customers’ perception of our brand. We plan to raise brand awareness with a significant social media presence, and through digital and traditional advertisements and in-person showrooms that drive customer engagement. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs. Our ability to expand our sales network across the globe, pricing our EVs competitively and adjust our prices effectively are also essential for us in attracting customer orders. We review our pricing strategies and customer incentives based on various factors, including demand for our vehicles.
●	Ability to Maintain and Improve Operating Efficiency. Our results of operations are affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. We believe that we may benefit from certain competitive advantages by locating our manufacturing facility in Vietnam, which has favorable export treaties under several free trade agreements that allow us to export EVs with minimal duties. We also exercise direct control over production costs, time to market and product quality at our manufacturing facility. We adopt a comprehensive, cost-optimized approach when determining in which markets to invest for our manufacturing facilities. For example, in India and Indonesia, manufacturing locally is expected to allow us to benefit from government tax incentives while also saving on duties and logistics costs. Similarly, in North America, manufacturing within the U.S. may help us save on import taxes and logistics costs, qualify for certain tax credits and facilitate our expansion into both North and South America. By scaling our business and increasing our sales volumes while controlling our costs, we aim to improve our margins and achieve profitability as our business matures.
●	Ability to Control Production, Distribution and Construction Costs. Our profitability significantly depends on our ability to control our costs of sales, mainly comprised of cost of vehicles sold, which is affected by fluctuations in raw material prices, labor costs, foreign exchange rates and energy costs. As we expand outside of Vietnam, we plan to continue conducting product development and design, broaden our aftermarket infrastructure, including through the opening of new service centers in major markets, expanding after-sales services through our domestic and global dealers, collaborating with established integrated service centers to further augment our aftermarket offerings. In addition, we will incur capital expenditures to fund the expansion of our production capacity, which to date consists of the construction of our new manufacturing facilities in the U.S., Indonesia and India. To keep pace with ever evolving technologies and maintain the competitiveness of our products, we expect to incur R&D expenses in the near term to conduct research on and continue developing our ADAS technology, smart services and other EV technologies in addition to improving and upgrading our existing vehicles and developing new models, including e-buses, e-motorcycles and e-bikes. In the fourth quarter of 2023, we started expanding our sale channels to include dealer distribution in all target markets, and we intend to continue expanding our dealer network and ultimately replacing our VinFast-owned showrooms with our dealer network. By partnering with established dealers and distributors, we can leverage their existing infrastructure and local market expertise. Through this approach, we expect to bring our EVs closer to our customers without the need for additional VinFast-branded showrooms, resulting in lower capital expenditure related to showroom expansion.
●	Ability to Develop and Manage a Resilient Supply Chain. Our ability to manufacture vehicles and develop future solutions is dependent on the continued supply of input materials, including metals, battery cells and semiconductors. Fluctuations in the cost of materials, supply interruptions, or material shortages could materially impact our business. We have experienced and may continue to experience cost fluctuations or disruptions in supply of input materials that could impact our financial performance. For example, the recent global semiconductor supply shortage had wide-ranging effects across the automotive industry, and impacted our operations and financial performance, along with those of many automotive suppliers and manufacturers that incorporated semiconductors into their products. During periods of temporary shortages, such as the previous COVID-19-related supply chain constrains or the Russia-Ukraine conflict, we have adhered to the following supply chain management practices: (i) providing extended material planning forecasts, typically for the next 18 to 24 months, to suppliers to help ensure sufficient inventory, (ii) applying extended firm order periods when working with key components and commodities suppliers to ensure these suppliers have confidence to allocate inventory to us and adequately manage their own supply chain requirements, (iii) maintaining a high frequency supply cadence through weekly shipments in order to keep our supply chains “active,” (iv) assisting suppliers who may be facing raw material constraints (e.g., semiconductor chips, steel and aluminum) in supplementing their procurement and supply activities, and (v) conducting cost-benefit analyses for any proposed mitigation measures to evaluate the potential net impact and minimize any material risks to the Company.

Key Components of Results of Operations

Revenues

We generate revenues from (i) sales of vehicles, (ii) sales of merchandise, (iii) sales of spare parts and components, (iv) rendering of services and (v) leasing activities. In 2022, 2023 and 2024, a significant majority of our revenue was generated from our operations in Vietnam.

Sales of vehicles. We began generating revenue from the sale of EVs in December 2021 when we began delivering our first EV model, the VF e34. We have also generated revenue from the sale of e-buses in 2021. The majority of our EV sales have been sales of VF e34 and VF 8 vehicles in Vietnam in 2022, of VF e34, VF 5, VF 8 and VF 9 vehicles in Vietnam in 2023, of VF 3, VF 5, VF 6 and VF e34 vehicles in Vietnam in 2024.

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

Our affiliate, Vinhomes, from time to time provides vouchers to Vinhomes’ new customers which may be used towards payment for the purchase of our vehicles as part of certain co-marketing programs that we conduct exclusively in Vietnam. The VinFast vouchers have a face value ranging from VND10 million ($417) to VND350 million ($14,582). When a vehicle is sold and a voucher is applied, we recognize revenue from the sale (including the value of the voucher) and receive a payment from the customer equivalent to the selling price of the vehicle, minus the value of the voucher. Until the time that a voucher is used or expires, it is recorded as a short-term payable to a related party. As of December 31, 2024, we had VND337.9 billion in short-term payables to a related party relating to advances received for vouchers. If vouchers expire without being used, certain co-marketing programs require us to repay the remaining advance corresponding to the unused vouchers to our affiliate, while under other co-marketing programs voucher payments are non-refundable, in which case we recognize other income in respect of the unused and expired voucher. For the years ended December 31, 2022, 2023 and 2024, we had VND48.0 billion, VND207.1 billion and nil respectively, of other income from unused and expired vouchers that were non-refundable as most vouchers were used to pay for the purchase of our vehicles.

Sales of merchandise. Revenues from our automobile trading business, whereby we purchased used automobiles as inventory and resold as a distributor.

Sales of spare parts and components. Revenues from sales of spare parts and components consist of revenue from sales of automobile spare parts and components to other car distributors, revenue from sales of scrap and smart devices.

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

We also generate revenue from leasing portions of our manufacturing park to captive suppliers that produce vehicle components or parts for our vehicles manufactured on-site. We entered into operating leases with such suppliers which are required to pay three months’ rent upfront as well as a deposit equal to three months’ rent that is maintained throughout the term. We do not generate any revenue from leasing activities following completion of the project transfer to VHIZ JSC as discussed in “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Asset Transfers to VHIZ JSC.”

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

Cost of merchandise sold. Cost of merchandise sold consists of costs of acquiring used automobiles that we subsequently resell, including transportation costs (inbound cost). Cost of merchandise sold also includes charges to write-down the carrying value of the inventory when it exceeds its estimated NRV and reserves for obsolete inventories. We did not sell any smartphones in 2022 as we had discontinued that line of business.

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

Cost of leasing activities. Cost of leasing activities consists of the depreciation cost of operating leased assets, including vehicles, e-scooters, batteries and facilities, such as manufacturing parks and cost associated with sales-type lease batteries. As we have completed the transfer of the Transfer Assets (as defined therein) to VHIZ JSC, we did not generate significant costs from the leasing of manufacturing parks. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Asset Transfers to VHIZ JSC.”

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

Selling and distribution costs. Selling and distribution costs consist primarily of labor costs for marketing personnel, marketing and advertising expenses, warehouse and showroom rental fees, transportation fees and salaries and other expenses related to sales and marketing personnel. Advertising expenses consist primarily of the cost of our promotional and product marketing activities.

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

Net other operating income/(expenses) and compensation expenses. Net other operating expenses and compensation expenses consist primarily of gains and losses on disposals of assets, charges from suppliers in connection with discontinued projects that do not support our business strategy and other third parties and net foreign exchange gains and losses.

Tax expense

Our tax expense consists primarily of current and deferred portions of income taxes on our taxable revenues from operations, interest income, taking into account the effect of preferential tax rates, foreign tax rates differentials, deemed contribution from owner through cash donation to the Company, deemed contribution from owner through free electric charging offered to Vinfast’s customer, and other non-deductible expenses, changes in valuation allowance and lease back transactions with VHIZ JSC.

We have benefited from more favorable tax concessions and benefits in certain jurisdictions. For example, in Vietnam, VinFast Vietnam is entitled to corporate income tax incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation), pursuant to which we are subject to a tax rate of 10% until 2032 (15 years from the date on which we began generating revenue from our manufacturing operations in 2018), in addition to receiving four years of tax holiday starting from the fourth year of operation (2021-2024) and a 50% tax reduction for the following nine years from 2025 to 2033. Accordingly, for the years ended December 31, 2022, 2023 and 2024, VinFast Vietnam was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0% for VinFast Vietnam.

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

Impact of Macroeconomic Factors

Global economic challenges have contributed to rising inflation, significant increases in fuel costs, supply-chain disruptions, and adverse labor market conditions. For example, the conflict between Russia and Ukraine has had a global impact on the supply and price of fuel and has contributed to increased inflation around the world.

As a result of the conflict between Russia and Ukraine, we have experienced disruptions to and delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors and other materials and equipment instrumental to the production of our vehicles. In response, we have adapted various internal designs and processes to mitigate the impact of such disruptions and delays on our production timeline, which has resulted in higher operating costs. For example, we took a dual-design approach to chip integration, which has allowed us to achieve the same functionality across vehicles with a variety of chip manufacturers. We have also increasingly adopted automation technologies in our facilities to reduce our reliance on manpower and the risk of production stoppages and delays. Furthermore, in order to prevent supply shortages, we worked closely with our partners to place advance orders for certain key components in 2022, and retained multiple strategic partnerships with our external suppliers by leveraging our buying power of our broader Vingroup ecosystem. Finally, although we did not experience cybersecurity attacks in our supply chain due to the conflict between Russia and Ukraine, we implemented additional monitoring and defense solutions for our networks, device applications, data, system processes and users.

Inflation

Our functional and reporting currency is VND. We incur some of our revenues and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business, other than Vietnam, will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the VND, and we cannot assure you that we will not be adversely affected in the future. Inflation impacts our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages, commodity prices, raw material costs, shipping and freight costs, labor costs and other costs to increase. For example, inflationary pressures in 2022 to 2024 increased our commodity, freight and raw material costs and the effects of inflation may have an adverse impact on these and other costs, margins and profitability in the future. We implement initiatives from time to time to alleviate inflationary pressures, such as flexible supply arrangements, including an index-based pricing mechanism and dual-supplier approach, advance purchase arrangements and localization of certain vehicle components and parts to leverage lower manufacturing and labor costs in Vietnam. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financial Position and Need for Additional Capital — We may be unable to adequately control the costs associated with our operations.”

Comparability of Results

Our results of operations for the years ended December 31, 2022, 2023 and 2024 primarily reflect the results of our legacy ICE vehicle manufacturing operations. In connection with our strategic decision to transform into an EV-only manufacturer, we started phasing out production of ICE vehicles at the end of 2021 and fully phased out ICE vehicle production in early November 2022. Therefore, in addition to reflecting the effect of such phase-out, our results of operations for the years ended December 31, 2022, 2023 and 2024 also reflect our R&D investments in our new EV models and our initial deliveries of the VF e34 and VF 8 in Vietnam. In addition, in 2022, we grew our footprint outside of Vietnam by opening reservations for the VF 8 and VF 9 in North America and Europe and making initial shipment of the VF 8 “City Edition” to the U.S. in December 2022. In early 2023, we commenced delivery of the VF 5 and VF 9 in Vietnam and the VF 8 “City Edition” in the U.S. Accordingly, we believe that our results of operations for the years ended December 31, 2022, 2023 and 2024 are not comparable.

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

	For the Year Ended December 31,
	2022		2023		2024
	(VND in		(VND in		(VND in	(USD in
	billions)%		billions)%		billions)	millions)%
Revenues
Sales of vehicles	12,655.2	90.9	25,398.1	91.1	40,145.6	1,649.7	91.2
Sales of merchandise	112.2	0.8	142.8	0.5	101.1	4.2	0.2
Sales of spare parts and components	717.1	5.1	882.1	3.2	1,823.6	74.9	4.1
Rendering of services	222.7	1.6	455.4	1.6	895.8	36.8	2.0
Rental income
Revenue from leasing activities	220.6	1.6	1,005.4	3.6	1,052.9	43.3	2.4
Revenues	13,927.7	100.0	27,883.8	100.0	44,019.0	1,808.9	100.0
Cost of vehicles sold	(25,635.1)	(184.1)	(38,809.3)	(139.2)	(66,117.1)	(2,717.0)	(150.2)
Cost of merchandise sold	(151.4)	(1.1)	(156.0)	(0.6)	(104.8)	(4.3)	(0.2)
Cost of spare parts and components sold	(592.6)	(4.3)	(608.6)	(2.2)	(700.8)	(28.8)	(1.6)
Cost of rendering services	(389.6)	(2.8)	(1,049.7)	(3.8)	(1,496.0)	(61.5)	(3.4)
Cost of leasing activities	(205.9)	(1.5)	(971.2)	(3.5)	(877.9)	(36.1)	(2.0)
Cost of sales	(26,974.5)	(193.7)	(41,594.7)	(149.2)	(69,296.7)	(2,847.6)	(157.4)
Gross loss	(13,046.8)	(93.7)	(13,710.9)	(49.2)	(25,277.6)	(1,038.7)	(57.4)
Operating expenses:
Research and development costs	(21,196.9)	(152.2)	(15,414.4)	(55.3)	(10,025.3)	(412.0)	(22.8)
Selling and distribution costs	(5,223.0)	(37.5)	(5,661.7)	(20.3)	(7,995.6)	(328.6)	(18.2)
Administrative expenses	(4,210.5)	(30.2)	(5,611.5)	(20.1)	(8,892.4)	(365.4)	(20.2)
Net other operating income/(expenses)	(879.1)	(6.3)	(1,572.0)	(5.6)	(3,208.2)	(131.8)	(7.3)
Operating loss	(44,556.2)	(319.9)	(41,970.7)	(150.5)	(55,399.2)	(2,276.5)	(125.9)
Finance income	163.1	1.2	422.7	1.5	354.5	14.6	0.8
Finance costs	(8,729.3)	(62.7)	(13,782.1)	(49.4)	(19,108.2)	(785.2)	(43.4)
Net gain/(loss) on financial instruments at fair value through profit or loss	1,226.0	8.8	(4,879.8)	(17.5)	(3,183.0)	(130.8)	(7.2)
Share of losses from equity investees	0.0	0.0	36.4	0.1	(48.8)	(2.0)	(0.1)
Loss before income tax expense	(51,896.4)	(372.6)	(60,173.4)	(215.8)	(77,384.6)	(3,180.0)	(175.8)
Tax expense	(1,062.3)	(7.6)	(76.9)	(0.3)	29.7	1.2	0.1
Net loss for the year	(52,958.7)	(380.2)	(60,250.3)	(216.1)	(77,354.9)	(3,178.8)	(175.7)

Comparison for the Years Ended December 31, 2023 and 2024

Revenues

Our revenues increased by VND16,135.2 billion, or 57.9%, to VND44,019.0 billion ($1,808.9 million) for the year ended December 31, 2024 compared to VND27,883.8 billion for the year ended December 31, 2023, primarily due to increase in revenue from sales of vehicles.

●	Sales of vehicles. Our revenue from sales of vehicles increased by VND14,747.4 billion, or 58.1%, to VND40,145.6 billion ($1,649.7 million) for the year ended December 31, 2024 compared to VND25,398.1 billion for the year ended December 31, 2023, primarily due to an increase in the vehicle sales volume in all markets, specifically Vietnam.

●	Sales of merchandise. Our revenue from sales of merchandise decreased by VND41.7 billion, or 29.2%, to VND101.1 billion ($4.2 million) for the year ended December 31, 2024 compared to VND142.8 billion for the year ended December 31, 2023, primarily due to an decrease in the used automobiles sales volume in 2024.
●	Sales of spare parts and components. Our revenue from sales of spare parts and components increased by VND941.5 billion, or 106.7%, to VND1,823.6 billion ($74.9 million) for the year ended December 31, 2024 compared to VND882.1 billion for the year ended December 31, 2023, primarily due to an increase in the volume of spare parts and components sold as a result of an increase in the sales of our vehicles.
●	Rendering of services. Our revenue from the rendering of services increased by VND440.5 billion, or 96.7%, to VND895.8 billion ($36.8 million) for the year ended December 31, 2024 compared to VND455.4 billion for the year ended December 31, 2023, primarily due to an increase in charging services and maintenance services provided at our service centers.
●	Revenue from leasing activities. Our revenue from leasing activities increased by VND47.5 billion, or 4.7%, to VND1,052.9 billion ($43.3 million) for the year ended December 31, 2024 compared to VND1,005.4 billion for the year ended December 31, 2023, primarily due to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters batteries on lease in both operating and sale-type leases.

Cost of sales

Our cost of sales increased by VND27,701.9 billion, or 66.6%, to VND69,296.7 billion ($2,847.6 million) for the year ended December 31, 2024 compared to VND41,594.7 billion for the year ended December 31, 2023, primarily due to an increase in the cost of rendering services.

●	Cost of vehicles sold. Our cost of vehicles sold increased by VND27,307.8 billion, or 70.4%, to VND66,117.1 billion ($2,717.0 million) for the year ended December 31, 2024 compared to VND38,809.3 billion for the year ended December 31, 2023, primarily due to an increase in the delivery of our EVs to customers.
●	Cost of merchandise sold. Our cost of merchandise sold decreased by VND51.1 billion, or 32.8%, to VND104.8 billion ($4.3 million) for the year ended December 31, 2024 compared to VND156.0 billion for the year ended December 31, 2023, primarily due to a decrease in the sales volume of used automobiles in 2024.
●	Cost of spare parts and components sold. Our cost of spare parts and components sold increased by VND92.2 billion, or 15.1%, to VND700.8 billion ($28.8 million) for the year ended December 31, 2024 compared to VND608.6 billion for the year ended December 31, 2023, primarily due to an increase in the volume of spare parts and components sold.
●	Cost of rendering services. Our cost of rendering services increased by VND446.3 billion, or 42.5%, to VND1,496.0 billion ($61.5 million) for the year ended December 31, 2024 compared to VND1,049.7 billion for the year ended December 31, 2023, primarily due to an increase in charging services and maintenance services provided at our service centers.
●	Cost of leasing activities. Our cost of leasing activities decreased by VND93.3 billion, or 9.6%, to VND877.9 billion ($36.1 million) for the year ended December 31, 2024 compared to VND971.2 billion for the year ended December 31, 2023, primarily due to a decrease in the cost of leasing EV batteries and e-scooter batteries.

Gross loss and gross margin

For the reasons described above, our gross loss increased by VND11,566.7 billion, or 84.4%, to VND25,277.6 billion ($1,038.7 million) for the year ended December 31, 2024 compared to VND13,710.9 billion for the year ended December 31, 2023.

Our gross margin decreased by 8.3% to negative 57.4% for the year ended December 31, 2024, compared to negative 49.2% for the year ended December 31, 2023. The decrease was primarily due to the recognition of a one-time expense of VND5,900 billion (US$242.5 million) related to our free charging program in Vietnam, which was recorded as a deduction from revenue. In connection with the free charging program in Vietnam that continues until June 30, 2027, or until December 31, 2027, if customers purchase EVs with batteries before March 1, 2025, Mr. Pham is responsible for paying the costs to implement the program for all applicable sales under the program until December 31, 2024. The estimated amount to be paid directly by Mr. Pham for the entire free charging period is approximately VND5,900 billion ($242.5 million). This amount is recognized as a revenue deduction and deemed contribution from the owner in our consolidated financial statements for fiscal year 2024. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Business Cooperation Contract with V-Green.” Excluding the impact of the free charging program, our gross margin would have improved by 10.4% to negative 38.8% for the year ended December 31, 2024, compared to negative 49.2% for the year ended December 31, 2023.

Research and development costs

Our R&D costs decreased by VND5,389.1 billion, or 35.0%, to VND10,025.3 billion ($412.0 million) for the year ended December 31, 2024 compared to VND15,414.4 billion for the year ended December 31, 2023. The decrease was primarily due to a reduction in engineering and development costs compared to the prior year, as we completed the majority of product development work on our existing models.

Selling and distribution costs

Our selling and distribution costs increased by VND2,333.9 billion, or 41.2%, to VND7,995.6 billion ($328.6 million) for the year ended December 31, 2024 compared to VND5,661.7 billion for the year ended December 31, 2023. The increase was primarily due to the increase in labor costs, rental costs and marketing expenses which are primarily attributable to our efforts to scale our sales operations globally.

Administrative expenses

Our administrative expenses increased by VND3,280.9 billion, or 58.5%, to VND8,892.4 billion ($365.4 million) for the year ended December 31, 2024 compared to VND5,611.5 billion for the year ended December 31, 2023. The increase was primarily due to an increase in labor costs resulting from the expansion of administrative operations within our subsidiaries and impairment charge to battery production line due to changes in business plan.

Net other operating income/(expenses)

For the year ended December 31, 2024, we recorded net other operating expenses of VND3,208.2 billion ($131.8 million) compared to VND1,572.0 billion for the year ended December 31, 2023. This increase in net other operating expenses was primarily due to increase in foreign exchange losses and expenses in connection with discontinued project as part of our ongoing efforts to optimize our operation.

Operating loss

For the reasons described above, our operating loss increased by VND13,428.5 billion, or 32%, to VND55,399.2 billion ($2,276.5 million) for the year ended December 31, 2024 compared to VND41,970.7 billion for the year ended December 31, 2023.

Finance income

Our finance income decreased marginally by VND68.2 billion, or 16.1%, to VND354.5 billion ($14.6 million) for the year ended December 31, 2024 compared to VND422.7 billion for the year ended December 31, 2023. This decrease was primarily due to a decrease in interest income.

Finance costs

Our finance costs increased by VND5,326.0 billion, or 38.6%, to VND19,108.2 billion ($785.2 million) for the year ended December 31, 2024 compared to VND13,782.1 billion for the year ended December 31, 2023. This increase was primarily due to an increase in our interest-bearing loans and borrowings from banks and related parties and an increase in interest rates.

Net (loss)/gain on financial instruments at fair value through profit or loss

We had net loss on financial instruments at fair value through profit or loss of VND3,183.0 billion ($130.8 million) for the year ended December 31, 2024 compared to net loss on financial instruments at fair value through profit or loss of VND4,879.8 billion for the year ended December 31, 2023. This net loss was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of Dividend Preferred Shares issued by VinFast Vietnam and our warrants.

Tax expense

Our tax expenses decreased by VND106.6 billion, or 138.6%, to VND29.7 billion ($1.2 million) of income tax expense for the year ended December 31, 2024 compared to VND76.9 billion of income tax income for the year ended December 31, 2023. Tax expenses in 2024 comprise current income tax expenses of our subsidiaries in relation to the interest income from lending transaction and deferred income tax income in relation to realization of deferred tax liabilities from lease back transaction with VHIZ.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND17,104.6 billion, or 28.4%, to VND77,354.9 billion ($3,178.8 million) for the year ended December 31, 2024 compared to VND60,250.3 billion for the year ended December 31, 2023.

Comparison for the Years Ended December 31, 2022 and 2023

Revenues

Our revenues increased by VND13,956.08 billion, or 100.2%, to VND27,883.8 billion for the year ended December 31, 2023 compared to VND13,927.7 billion for the year ended December 31, 2022, primarily due to an increase in revenue from sales of vehicles.

●	Sales of vehicles. Our revenue from sales of vehicles increased by VND12,743.0 billion, or 100.7%, to VND25,398.1 billion for the year ended December 31, 2023 compared to VND12,655.2 billion for the year ended December 31, 2022, primarily due to an increase in vehicle sales volume and a shift in product mix away from ICE vehicles to EVs due to our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player. In 2022, we sold approximately 17,270 ICE vehicles while in 2023, only approximately 210 were ICE vehicles. In 2022, we did not generate revenue from VF 9, VF 5 and VF 6 sales because we commenced delivery of these models in Vietnam in March, April and December 2023, respectively. The evolving product mix from 2022 to 2023 contributed to a higher average selling price. E-scooter sales volume also increased from 2022 to 2023, primarily due to increased sales of the Feliz and Evo e-scooter models. All of our sales in 2022 and the majority of our vehicle sales in 2023 were in Vietnam. In 2023, we also generated revenue from sales of the VF 8 in the North America market, which represented the beginning of our international rollout. Although the number of EVs that we sold to unrelated third parties increased from 2022 to 2023, our percentage of revenue from sales of vehicles to related parties increased from approximately 7.0% in 2022 to approximately 75.0% in 2023 primarily due to strong demand from Vingroup affiliates, in particular GSM, which placed large orders for EVs and e-scooters in order to build its fleet for its newly-launched taxi business.
●	Sales of merchandise. Our revenue from sales of merchandise increased by VND30.6 billion, or 27.3%, to VND142.8 billion for the year ended December 31, 2023 compared to VND112.2 billion for the year ended December 31, 2022, primarily due to an increase in used automobiles sales volume in the last months of 2023.
●	Sales of spare parts and components. Our revenue from sales of spare parts and components increased by VND165.1 billion, or 23.0%, to VND882.1 billion for the year ended December 31, 2023 compared to VND717.1 billion for the year ended December 31, 2022, primarily due to a increase in the volume of spare parts and components sold.
●	Rendering of services. Our revenue from the rendering of services increased by VND232.6 billion, or 104.4%, to VND455.4 billion for the year ended December 31, 2023 compared to VND222.7 billion for the year ended December 31, 2022, mainly due to an increase in charging services and maintenance services provided at our service centers.

●	Revenue from leasing activities. Our revenue from leasing activities increased by VND784.8 billion, or 355.8%, to VND1,005.4 billion for the year ended December 31, 2023 compared to VND220.6 billion for the year ended December 31, 2022, primarily due to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters batteries on lease in both operating and sale-type leases. This increase was partially offset by a decrease in revenue from the leasing of manufacturing parks as we completed the transfer of such assets to VHIZ JSC in February 2022. See “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Asset Transfers to VHIZ JSC.”

Cost of sales

Our cost of sales increased by VND14,620.2 billion, or 54.2%, to VND41,594.7 billion for the year ended December 31, 2023 compared to VND26,974.5 billion for the year ended December 31, 2022, primarily due to an increase in the cost of vehicles and merchandise sold, leasing activities and rendering services.

●	Cost of vehicles sold. Our cost of vehicles sold increased by VND13,174.2 billion, or 51.4%, to VND38,809.3 billion for the year ended December 31, 2023 compared to VND25,635.1 billion for the year ended December 31, 2022, primarily due to an increase in the delivery of our EVs to customers. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume since we fully transitioned into an EV-only manufacturer.
●	Cost of merchandise sold. Our cost of merchandise sold increased by VND4.6 billion, or 3.0%, to VND156.0 billion for the year ended December 31, 2023 compared to VND151.4 billion for the year ended December 31, 2022, primarily due to an increase in the sales volume of used automobiles in 2023.
●	Cost of spare parts and components sold. Our cost of spare parts and components sold increased by VND16.0 billion, or 2.7%, to VND608.6 billion for the year ended December 31, 2023 compared to VND592.6 billion for the year ended December 31, 2022, primarily due to a increase in the volume of battery components and finished batteries sold to VinES.
●	Cost of rendering services. Our cost of rendering services increased by VND660.1 billion, or 169.4%, to VND1,049.7 billion for the year ended December 31, 2023 compared to VND389.6 billion for the year ended December 31, 2022, primarily due to an increase in charging services provided at our service centers.
●	Cost of leasing activities. Our cost of leasing activities increased by VND765.3 billion, or 371.7%, to VND971.2 billion for the year ended December 31, 2023 compared to VND205.9 billion for the year ended December 31, 2022, primarily due to an increase in the cost of leasing cars, EV batteries and e-scooter batteries. See “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Vingroup Affiliates ⸺ Asset Transfers to VHIZ JSC”.

Gross loss and gross margin

For the reasons described above, our gross loss increased by VND664.1 billion, or 5.1%, to VND13,710.9 billion for the year ended December 31, 2023 compared to VND13,046.8 billion for the year ended December 31, 2022.

Our gross margin increased by 44.5% to negative 49.2% for the year ended December 31, 2023, compared to negative 93.7% for the year ended December 31, 2022. This increase was primarily due to a strong increase in sales volume of EVs and decrease in charges to write down the carrying value of inventories.

Research and development costs

Our R&D costs decreased by VND5,782.4 billion, or 27.3%, to VND15,414.4 billion for the year ended December 31, 2023 compared to VND21,196.9 billion for the year ended December 31, 2022. The decrease was primarily due to a decrease in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to our R&D activities for EVs as we transitioned from the R&D phase for three of our EV models — the VF 9, VF 5 and VF 6 models — and commenced their commercial production in 2023.

Selling and distribution costs

Our selling and distribution costs increased by VND438.8 billion, or 8.4%, to VND5,661.7 billion for the year ended December 31, 2023 compared to VND5,223.0 billion for the year ended December 31, 2022. The increase was primarily due to the increase in labor costs and rental costs, which are primarily attributable to our efforts to scale our sales operations in the U.S., Europe and Canada, including the opening of new showrooms, partially offset by a decrease in the recognition of extended warranty expenses for ICE vehicles in line with our cessation of ICE vehicle production in 2023.

Administrative expenses

Our administrative expenses increased by VND1,401.1 billion, or 33.3%, to VND5,611.5 billion for the year ended December 31, 2023 compared to VND4,210.5 billion for the year ended December 31, 2022. The increase was primarily due to an increase in labor costs resulting from the expansion of administrative operations within our subsidiaries, external service costs relating to consulting fees for our listing and other costs.

Net other operating income/(expenses) and compensation expenses

For the year ended December 31, 2023, our net other operating expenses increased by VND692.9 billion, or 78.8%, to VND1,572.0 billion compared to VND879.1 billion for the year ended December 31, 2022. This increase in net other operating expenses was primarily due to our recognition of estimated charges from suppliers resulting from the cessation of production or development of certain e-scooter and EV models in 2023, which we have discontinued as part of our ongoing efforts to optimize our product portfolio.

Operating loss

For the reasons described above, our operating loss decreased by VND2,585.6 billion, or 5.8%, to VND41,970.7 billion for the year ended December 31, 2023 compared to VND44,556.2 billion for the year ended December 31, 2022.

Finance income

Our finance income increased by VND259.6 billion, or 159.2%, to VND422.7 billion for the year ended December 31, 2023 compared to VND163.1 billion for the year ended December 31, 2022.

Finance costs

Our finance costs increased by VND5,052.83 billion, or 57.9%, to VND13,782.1 billion for the year ended December 31, 2023 compared to VND8,729.3 billion for the year ended December 31, 2022. This increase was primarily due to an increase in our interest-bearing loans and borrowings from banks and related parties and an increase in interest rates.

Net (loss)/gain on financial instruments at fair value through profit or loss

We had net loss on financial instruments at fair value through profit or loss of VND4,879.8 billion for the year ended December 31, 2023 compared to net gain on financial instruments at fair value through profit or loss of VND1,226.0 billion for the year ended December 31, 2022. This net loss was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of Dividend Preferred Shares issued by VinFast Vietnam and our warrants.

Tax expense

Our tax expenses decreased by VND985.4 billion, or 92.8%, to VND76.9 billion for the year ended December 31, 2023 compared to VND1,062.3 billion for the year ended December 31, 2022. Tax expenses in 2022 were primarily contributed by recognition of deferred tax liabilities in connection with our lease back of our automobile manufacturing plant and the related infrastructure transferred to VHIZ JSC. Tax expenses in 2023 comprise current income tax expenses of our subsidiaries in relation to the government grant received in connection with the development of our North Carolina manufacturing center and deferred tax income in relation to realization of deferred tax liabilities from lease back transaction with VHIZ.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND7,291.65 billion, or 13.8%, to VND60,250.3 billion for the year ended December 31, 2023 compared to VND52,958.7 billion for the year ended December 31, 2022.

B.Liquidity and Capital Resources

We have had negative net cash flows from operating activities and expect our cash flows to remain negative at least for the near term as we scale and ramp up production and sales of our vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam.

We had net losses of VND52,958.7 billion, VND60,250.3 billion and VND77,354.9 billion ($3,178.8 million) in 2022, 2023 and 2024, respectively. We had net cash flows used in operating activities of VND47,867.6 billion, VND50,270.6 billion and VND30,468.5 billion ($1,252.0 million) in 2022, 2023 and 2024, respectively. In addition, we had total current liabilities of VND152,036.0 billion and VND171,508.9 billion ($7,047.8 million) and accumulated losses of VND190,502.6 billion and VND267,792.2 billion ($11,004.4 million) as of December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, we had cash and cash equivalents of VND4,002.3 billion and VND3,306.8 billion ($135.9 million), respectively. We hold and maintain cash and cash equivalents taking into account our current business plans, expected monthly cash flows from operations and expected monthly cash outlays on a monthly basis.

Our principal sources of liquidity are our cash and cash equivalents and our access to capital, which includes debt and equity financing and grants. In particular, our access to capital in the past has included support from our parent company, Vingroup, and Mr. Pham, in the form of borrowings, corporate loan guarantees, capital contributions and grants. As of December 31, 2024, approximately $14.3 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In connection with the capital funding agreement dated April 26, 2023, we received approximately VND60,000.0 billion, consisting of VND24,000.0 billion in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham, as well as up to VND24,000.0 billion in loans and up to VND12,000.0 billion in grants from Vingroup. To support the continued business growth of our Company, Vingroup intends for it and its subsidiaries to provide our subsidiaries incorporated in Vietnam with up to VND35,000.0 billion ($1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursement will be subject to our needs and Vingroup having sufficient financial resources. As of March 31, 2025, Vingroup has disbursed VND27,469.2 billion ($1.1 billion) in loans to VinFast. In addition, in connection with the grant agreement dated November 12, 2024, Mr. Pham, directly or indirectly through his associated companies, have committed to provide up to VND50,000.0 billion ($2.1 billion) in grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount. From November 12, 2024, the date of the aforementioned grant agreement, Mr. Pham has disbursed VND10,000.0 billion ($410.9 million) in grants to us. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions — Transactions with Vingroup Affiliates — Capital Funding Agreements.”

Our primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Our capital expenditures program include discretionary spending that we can adjust in response to changes in our business plans and strategy, changes in our business environment and other external factors.

Our capital expenditures (which are our purchases of property, plant and equipment and intangible assets (including deposit paid under construction contracts)) paid during the years ended December 31, 2022, 2023 and 2024 were VND23,337.8 billion, VND24,528.0 billion and VND16,689.3 billion ($685.8 million), respectively. In 2022, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations and construction of the factory in the U.S. In 2023, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations and construction of the factory in the U.S. In 2024, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of charging stations and construction of our U.S., Indonesia and India factories.

As of December 31, 2024, we had committed capital expenditures of VND14,242.8 billion, which was primarily related to the construction of factories in Vietnam, Indonesia and India, as well as purchases and installation of machinery and equipment and information technology systems. We expect to meet our present liquidity requirements, including our requirements to fund our committed capital expenditures, through debt and equity financing, which may include such financing from our major shareholders and affiliates.

In 2022, we entered into a series of agreements with North Carolina state authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. As of December 31, 2024, our capital expenditures for the development of this manufacturing center were approximately $292.3 million (including capitalized interest). Our investments in the center to date have been financed through shareholder loans. We estimate that our total investment to develop our North Carolina manufacturing center will be approximately $1.4 billion. Such estimate remains subject to market opportunities, demand and availability of financing. Thereafter, we intend to continue to invest in the development of this manufacturing center. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing. As part of our strategy to optimize capital allocation and manage short-term spending, we have adjusted the timeline for the launch of our North Carolina manufacturing facility in order to focus our present resources on supporting our, near-term growth targets and strengthening our existing operations. The North Carolina facility is now targeted to begin production in 2028.

In July 2024, our subsidiary, VinFast India, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We expect our investments for Phase 1 to be up to $500 million, spanning for the next five years from the year 2024. Such estimate remains subject to market opportunities, demand and availability of financing. We plan to finance our investments in this facility through shareholder loans, external debt or equity, and government subsidies. We expect to invest over $200 million toward the establishment of a CKD facility in Indonesia with production capacity of approximately 50,000 cars per year and a target production start date, upon completion of Phase 1, in 2025.

In February 2025, we entered into a principal agreement with VHIZ Ha Tinh, a subsidiary of Vingroup, to establish the key terms for leasing a new CKD factory in Ha Tinh, Vietnam. The factory is expected to have a maximum capacity of up to 200,000 EVs per year in phase 1. Construction began in early December 2024 and operations are expected to commence in 2025.

We intend to meet our present cash requirements, including our requirements in respect of working capital, capital expenditures and loan and borrowing obligations, through additional private and public debt and equity financing and expected financial support from Mr. Pham and our other affiliates, including proceeds from any sales of our ordinary shares by the Company Selling Securityholders pursuant to the First Resale Registration Statement, together with our existing third-party loans and borrowings and cash from operations. We expect to require additional external debt and/or equity financing in the future and intend to access both public and private markets for such financing, including to meet our future debt service obligations, fund our expected growth plans, and complete our manufacturing infrastructure investments, including the construction of our North Carolina, Indonesia, India and Ha Tinh manufacturing facilities. The issuance of additional equity, including under the Yorkville Subscription Agreement, would result in dilution to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Our Securities — Sales of a substantial number of our securities in the public market by our existing shareholders could potentially cause the price of our ordinary shares to fall.” The incurrence of debt financing would result in additional debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Relationship with Vingroup and Our Founder — We have received financial support from Mr. Pham and our Vingroup affiliates, and we maintain business relationships with our Vingroup affiliates. Adverse business conditions, developments or matters affecting our Vingroup affiliates could have an adverse effect on our business and results of operations” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financial Position and Need for Additional Capital — We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding as the Company’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed in this Annual Report.” In addition, our future capital requirements and results of operations may vary materially from those currently planned and will depend on many factors, including the timing of new products and services introductions, market acceptance of our offerings, the expansion of manufacturing activities, the extent of spending on R&D efforts and other growth initiatives and overall economic conditions.

As of April 25, 2025, we have received $59.0 million from the exercise of 5,129,167 warrants for cash at an exercise price of $11.50. Assuming that our remaining 3,320,822 warrants are exercised for cash at an exercise price of $11.50, we would receive proceeds of $38,189,453. On April 25, 2025, the last reported sale price of our ordinary shares as reported on Nasdaq was $3.24 per ordinary share, which is below the exercise price of our warrants, which is $11.50 per share. If the price of our ordinary shares remains below $11.50 per ordinary share and holders of our warrants choose not to exercise their warrants for cash, it would result in no cash proceeds to us. We believe that the likelihood that holders of warrants will exercise their warrants depends, in part, on the price of our ordinary shares remaining above the $11.50 exercise price. There is no guarantee the warrants will be in the money at all times prior to their expiration, and as such, the warrants may expire worthless and we may receive no proceeds from the exercise of warrants. We will continue to evaluate the probability of warrant exercises and the merit of including potential cash proceeds from the exercise of the warrants in our future liquidity requirements. If warrants are exercised on a cashless basis in accordance with the terms of the Warrant Agreement, we will not receive any cash from such exercises. We will not receive any proceeds from the resale of the ordinary shares that are to be issued upon such exercise of warrants.

The following table presents summary cash flows information for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	VND	VND	VND	USD
	(in billions)	(in billions)	(in billions)	(in millions)
Net cash flows used in operating activities	(47,867.6)	(50,270.6)	(30,468.5)	(1,252.0)
Net cash flows (used in)/from investing activities	(21,124.8)	(24,421.1)	(16,025.8)	(658.6)
Net cash flows from financing activities	70,317.5	75,455.2	48,998.6	2,013.5
Net increase in cash, cash equivalents and restricted cash	1,325.0	763.5	2,504.3	102.9
Cash, cash equivalents and restricted cash at the end of the year	4,361.6	4,858.8	7,288.3	299.5

Net cash flows used in operating activities

Net cash flows used in operating activities for the year ended December 31, 2024 were VND30,468.5 billion ($1,252.0 million). The difference between our net cash flows used in operating activities and our net loss for the year of VND77,354.9 billion ($3,178.8 million) for the year ended December 31, 2023 was primarily the result of adjustments for the following items: VND15,243.5 billion ($626.4 million) of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND9,493.6 billion ($390.1 million) of depreciation of property, plant and equipment, VND2,894.0 billion ($118.9 million) of change in amortized costs of financial instruments measured at amortized cost, VND3,183.0 billion ($130.8 million) of net losses on financial instruments at fair value through profit or loss and VND3,932.7 billion ($161.6 million) of impairment of assets and changes in fair value of held for sale assets. Net cash flows used in operating activities for the year ended December 31, 2024 also reflected a VND2,958.3 billion ($121.6 million) increase in working capital, primarily attributable to a decrease in trade payables, deferred revenue and other payables of VND19,539.5 billion ($802.9 million), partially offset by an increase in inventory of VND6,749.8 billion ($277.4 million), increase in trade receivables, advance to suppliers, net investment in sales-type lease of VND7,931.4 billion ($325.9 million), decrease in operating lease liabilities of VND832.3 ($34.2 million) and increase in Prepayments, other receivables and other assets of VND1,067.7 ($43.8 million).

Net cash flows used in operating activities for the year ended December 31, 2023 were VND50,270.6 billion. The difference between our net cash flows used in operating activities and our net loss for the year of VND60,250.3 billion for the year ended December 31, 2023 was primarily the result of adjustments for the following items: VND8,719.5 billion of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND6,507.9 billion of depreciation of property, plant and equipment, VND3,189.4 billion of change in amortized costs of financial instruments measured at amortized cost, VND4,879.8 billion of net losses on financial instruments at fair value through profit or loss and VND1,303.9 billion of impairment of assets and changes in fair value of held for sale assets. Net cash flows used in operating activities for the year ended December 31, 2023 also reflected a VND17,214.7 billion decrease in working capital, primarily attributable to an increase in inventories of VND13,296.7 billion mainly due to our reservation of raw materials for EV production in the year 2024, and a VND5,122.2 billion decrease in trade payables, deferred revenue and other payables, partially offset by a decrease in trade receivables advance to suppliers, net investment in sales-type lease of VND2,796.7 billion.

Net cash flows used in operating activities for the year ended December 31, 2022 were VND47,867.6 billion. The difference between our net cash flows used in operating activities and our net loss for the year of VND52,958.7 billion for the year ended December 31, 2022 was primarily the result of adjustments for the following items: VND6,667.2 billion of provision related to compensation expenses, assurance-type warranties and write-downs of inventories, VND4,044.6 billion of depreciation of property, plant and equipment, VND2,345.1 billion of amortization of intangible assets and VND2,124.6 billion of change in amortized costs of financial instruments measured at amortized cost, partially offset by net gain on financial instruments at fair value through profit or loss of VND1,226.0 billion. Net cash flows used in operating activities for the year ended December 31, 2022 also reflected a VND12,399.6 billion increase in working capital, primarily attributable to an increase in inventories of VND21,771.3 billion mainly due to our reservation of raw materials for EV production in the year 2023, partially offset by an increase in trade and other payables of VND8,643.3 billion arising from an increase in our payables to suppliers of EV supplies and raw materials.

Net cash flows used in investing activities

Net cash flows used in investing activities for the year ended December 31, 2024 were VND16,025.8 billion ($658.6 million), consisting primarily of the purchase of property, plant and equipment, and intangible assets (including deposits paid under construction contracts) of VND16,689.3 billion ($685.8 million), which mainly relate to purchases of machinery and equipment for our EV projects, construction of the factories in the U.S., India and Indonesia and disbursement of loans and bank deposits of VND3,176.6 billion ($130.5 million), partially offset by the collection of loans of VND2,337.6 billion ($96.1 million) and receipt from government grants of VND1,477.9 billion ($60.7 million).

Net cash flows used in investing activities for the year ended December 31, 2023 were VND24,421.1 billion, consisting primarily of the purchase of property, plant and equipment, and intangible assets (including deposits paid under construction contracts) of VND24,527.9 billion, which mainly relate to purchases of machinery and equipment for our EV projects, construction of showrooms and charging stations and construction of the factory in the U.S., payment for investment in equity investee of VND1,039.0 billion, disbursement of loans and bank deposits of VND10,480.0 billion partially offset by the collection of loans of VND11,157.9 billion relating to loan receivables from a related party.

Net cash flows used in investing activities for the year ended December 31, 2022 were VND21,124.8 billion, consisting primarily of purchase of property, plant and equipment, and intangible assets, such as machineries and equipment for EV projects, construction of showrooms and charging stations and construction of the factory in the U.S. of VND23,337.8 billion, in addition to our repayment under a business investment and cooperation contract (“BICC”) in an amount equal to the capital contribution received from VHIZ JSC net of the consideration for the transfer of various infrastructural assets to VHIZ JSC in the amount of VND968.8 billion, partially offset by the collection of loans of VND3,448.8 billion relating to loan receivables from related parties.

Net cash flows from financing activities

Net cash flows from financing activities for the year ended December 31, 2024 were VND48,998.6 billion ($2,013.5 million), consisting of proceeds from borrowings VND98,880.8 billion ($4,063.3 million), deemed contribution from owners VND21,994.7 billion ($903.8 million), which were partially offset by our repayment of borrowings, which are related to syndicated loans and loans from commercial banks and related parties, business cooperation contract and convertible debenture of VND71,876.9 billion ($2,953.6 million).

Net cash flows from financing activities for the year ended December 31, 2023 were VND75,455.2 billion, consisting of proceeds from borrowings, business cooperation contract and convertible debenture of VND119,814.6 billion, capital contribution from owners/issuance of ordinary shares of VND4,759.3 billion for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures) and deemed contribution from owners of VND22,410.5 billion in relation to the grant from Mr. Pham, directly and through the Asian Star and VIG, which were partially offset by our repayment of borrowings of VND72,950.6 billion, which are related to syndicated loans and loans from commercial banks and related parties.

Net cash flows from financing activities for the year ended December 31, 2022 were VND70,317.5 billion, consisting of proceeds from borrowings of VND105,032.5 billion, capital contribution from owners of VND6,317.1 billion for the financing of our business operations (which includes repayment of borrowings and to fund our capital and revenue expenditures) and deemed contributions from owners and issuance of ordinary shares of VND646.7 billion in relation to the disposal of the ICE Assets and the financial support from Mr. Pham in relation to the additional cost of the extended warranty period for ICE vehicles sold before December 31, 2021, which were partially offset by our repayment of borrowings of VND41,637.1 billion, which are related to syndicated loans and loans from commercial banks and related parties, and by our payment for initial public offering costs of VND41.6 billion.

Committed Equity Financing

On October 20, 2023, we entered into the Yorkville Subscription Agreement. Pursuant to the Yorkville Subscription Agreement, we have the right to issue to Yorkville, and Yorkville has the obligation to subscribe for, ordinary shares for an aggregate subscription amount of up to $1.0 billion (the “Commitment Amount”), at any time from the date of the Yorkville Subscription Agreement until November 1, 2026, unless earlier terminated pursuant to the Yorkville Subscription Agreement (the “Commitment Period”), subject to certain conditions. From and after such date, we will have the right, but not the obligation, from time to time at our discretion during the Commitment Period, to require Yorkville to subscribe for a specified amount of ordinary shares (each such issuance, an “Advance”) by delivering written notice to Yorkville (each, an “Advance Notice”). As at December 31, 2024, the remaining available commitment amount under the Yorkville Subscription Agreement is approximately $968.3 million. We are under no obligation to issue any ordinary shares to Yorkville under the Yorkville Subscription Agreement. Issuances of ordinary shares to Yorkville under the Yorkville Subscription Agreement, and the timing of any such issuances, are at our option, subject to certain conditions.

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

We will control the timing and amount of any issuances of ordinary shares to Yorkville. Actual issuances of ordinary shares to Yorkville under the Yorkville Subscription Agreement will depend on a variety of factors to be determined by us from time to time, including the frequency and prices at which we issue ordinary shares to Yorkville, market conditions and the trading price of our ordinary shares, our ability to meet the conditions set forth in the Yorkville Subscription Agreement, and determinations by us as to the appropriate sources of funding for our company and our operations. There is no limit on the timing or frequency in which we may deliver an Advance Notice to Yorkville, provided that we shall have delivered all ordinary shares relating to all prior Advance Notices before issuing a new Advance Notice.

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

Contractual Obligations

Holders of $625 million aggregate principal amount of Exchangeable Bonds (as defined herein) issued by Vingroup have the right to require Vingroup to redeem the Exchangeable Bonds in accordance with the terms and conditions of the Exchangeable Bonds. Pursuant to the Extension Deed of Amendment (as defined herein), 50% of the Exchangeable Bonds will be redeemed by Vingroup on the Extension Effective Date (as defined herein) and the remaining 50% of the Exchangeable Bonds are subject to scheduled partial redemptions by Vingroup on various dates within 18 months after the Extension Effective Date. At any time after each such redemption but no later than the maturity date of the Exchangeable Bonds, pursuant to the Put Option Agreement (as defined herein), Vingroup will have the right to require our Company to purchase a proportionate number of VinFast Vietnam Shares (as defined herein) that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. See “Exchangeable Bonds.” Vingroup’s right to such purchase should be considered in light of the letters of support that Vingroup has issued to provide financial support sufficient to meet our need for continued operation. Pursuant to the Extension Deed of Amendment (as defined herein), Vingroup redeemed an aggregate principal amount of $312.5 million in Exchangeable Bonds on May 17, 2024 (the “Extension Effective Date”), and subsequently redeemed an aggregate principal amount of $129.0 million. As of the date of this Annual Report, an aggregate principal amount of $183.5 million in Exchangeable Bonds remain outstanding.

We have signed contracts related to the purchase and installation of machinery and equipment, information technology systems and the deployment of site clearance, direct costs to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated committed amount under these contracts was VND18,498.9 billion, VND13,198.2 billion and VND14,242.8 billion ($585.3 million) as of December 31, 2022, 2023 and 2024 respectively.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. As of December 31, 2024, our capital expenditures for the development of this manufacturing center were approximately $292.3 million (including capitalized interest). Our investments in the center to date have been financed through shareholder loans. We estimate that our total investment to develop our North Carolina manufacturing center will be approximately $1.4 billion. Such estimate remains subject to market opportunities, demand and availability of financing. Thereafter, we intend to continue to invest in the development of this manufacturing center. Our funding sources for our future capital requirements for the center’s development may include further loans from our major shareholders and affiliates as well as other debt and equity financing.

We have signed contracts with certain suppliers, pursuant to which we have agreed to a minimum purchase volume. In case of a purchase shortfall, such suppliers shall have the right to revise the price quota and component pricing or require us to compensate them for the shortfall.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2024, we had bank guarantees of VND11,123.8 billion ($457.1 million) and undrawn lines of credit of VND516.4 billion ($21.2 million). The bank guarantees and letters of credit are used in borrowings and purchase of machinery and equipment for our ordinary course operations.

Except as disclosed above, as of December 31, 2024, we did not have any off-balance sheet arrangements.

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

$200,000,000 Term Loan Facility

On December 10, 2021, we entered into a term loan facility of up to $200,000,000 with the lender parties thereto, and UBS AG, Singapore Branch (as successor of Credit Suisse AG, Singapore Branch pursuant to the merger between UBS AG and Credit Suisse AG), as facility agent and security agent. The facility matures on the date falling 60 months after the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.35% plus the three-month LIBOR until March 8, 2023, and after that date, at a rate per annum equal to the aggregate of 3.45% plus the three-month SOFR. The facility provides for a scheduled amortization in seven unequal installments.

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at our discretion. The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. Covenants include ensuring a collateral cover ratio of at least one time when measured on a quarterly basis. Our collateral cover ratios in respect of certain loans under this facility have fallen below the required ratios on multiple quarterly testing dates in the past, including, most recently, June 30, where our collateral cover ratio in respect of the loan amounting to VND2,155.9 billion under this facility fell below the required ratio. As of the date of this Annual Report, we have restored the required ratios.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where (a) any person or group obtains ownership of more than 50% of the voting shares of Vingroup or (b) Vingroup ceases to have beneficial ownership of at least 30% of the voting shares in VinFast Vietnam and Vingroup ceases to have at least one representative on the board of directors of VinFast Vietnam. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

$950,000,000 Hermes Covered Term Loan Facility

On September 25, 2018, we entered into a Hermes covered term loan facility of up to $950,000,000 with the lender parties thereto, and UBS AG (as successor of Credit Suisse AG pursuant to the merger between UBS AG and Credit Suisse AG), as facility agent and security agent (as amended and/or supplemented from time to time). The facility matures 120 months from the earlier of (i) September 25, 2020, and (ii) the issuance of the last of the final acceptance certificates for the supply of deliveries and services under our supply contracts with suppliers of parts for the construction of our manufacturing facility. Borrowings under the facility bear interest at a rate of 0.75% margin per annum plus the six-month LIBOR until March 13, 2023, and after that date, at a rate per annum equal to the aggregate of 1.18% plus the six-month SOFR.

Obligations in respect of the facility are guaranteed by Vingroup. Obligations under the facility are secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at the borrower’s discretion.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate, and to ensure a collateral cover ratio of at least one time when measured on a quarterly basis. As of December 31, 2023, June 30, 2024 and December 31, 2024, our collateral cover ratio in respect of the loan amounting to VND13,998.0 billion, VND13,751.2 billion and VND12,752.0 billion ($524.0 million), respectively, under this facility fell below the required ratio. As of the date of this Annual Report, we have restored the required ratios. In addition, under this facility, Vingroup must also maintain (i) consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12 month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service cover ratio greater than 1.15 times for each measurement period ending on or prior to June 30, 2025 and greater than 1.20 times for each measurement period ending after June 30, 2025.

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

The facility contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions.

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

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests and contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions. We are required to furnish our financial statements and a financial covenant compliance certificate, and to ensure a collateral cover ratio of at least one time when measured on a quarterly basis. As of December 31, 2023, March 31, 2024, June 30, 2024 and December 31, 2024, the collateral cover ratio in respect of a loan amounting to VND3,127.9 billion, VND3,270.1 billion, VND3,284.7 billion and VND3,165.7 billion ($130.1 million), respectively, under this facility fell below the required ratio. As of the date of this Annual Report, we have restored the required ratios.

2021 TCBS Bonds

We issued bonds in the aggregate principal amount of VND11,500 billion in 2021 in a private placement through TCBS. The bonds will mature on dates ranging from November 1, 2024 to December 28, 2024. The bonds have a coupon rate of (i) 9% to 9.25% per annum for the first four coupon periods (i.e., the three-month periods from the issuance date through to the maturity date or the early redemption date) and (ii) the sum of 3.8% to 3.9% and the average 12 month savings deposit interest rate of BIDV, VCB, VietinBank, and TCB for each interest period thereafter.

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

2022 TCBS Bonds

In 2022, we issued bonds in the aggregate principal amounts of VND2,000 billion and VND620 billion through TCBS. The bonds will mature on dates ranging from May 26, 2025 to September 26, 2025. The bonds have a coupon rate of (i) 9.26% to 10.42% per annum for the first four coupon periods and (ii) the sum of 3.9% to 5% and the average 12 month savings deposit interest rate applicable to individual customers of BIDV, VCB, VietinBank and TCB for each interest period thereafter.

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

2023 TCBS Bonds

In 2023, we issued bonds in the aggregate principal amount of VND5,000 billion through TCBS. The bonds will mature on dates ranging between January 31, 2025 to March 31, 2025. The bonds have a coupon rate of 14.4% to 14.5% per annum until the maturity date or redemption date, whichever is earlier.

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

2024-2025 TCBS Bonds

From 2024 to January 6, 2025, we issued bonds in the aggregate principal amounts of VND6,500 billion through TCBS. The bonds will mature on dates ranging from October 10, 2026 to October 18, 2029. The bonds have a coupon rate of 13.5% per annum.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by shares of a Vingroup subsidiary owned by Vingroup.

The bonds require that we comply with a number of covenants in relation to payment and compliance with our obligations, disclosure obligations, maintenance of approvals and licenses, use of bond proceeds, provision of information (including, amongst others, financial statements, litigation, restructuring, conversion of corporate form and change of major shareholders). Restrictive covenants are in relation to amendments to our charter, asset disposal, and change of control and restructuring that adversely affects the rights and benefits of bondholders.

We may redeem the bonds at any time upon prior notice, subject to the bondholder’s consent for such early redemption. Additionally, holders of the bonds maturing on October 18, 2029 are also entitled to a put option that allows them to require us to repurchase all or part of the bonds on the dates falling 16 and/or 39 months after the issuance date. The bonds also provide for certain customary events of default, the occurrence of which would permit any bondholder to request the acceleration of all amounts due under the bonds and require us to redeem such amounts.

VinFast Indonesia Term Loan Facility

On April 17, 2025, our subsidiary, VinFast Indonesia, entered into a facility agreement consisting of an IDR1,848,550,000,000 syndicated investment loan (“Facility A”) and a multicurrency accordion facility of up to the equivalent of $80,000,000 (“Accordion Facility”) with the lender parties thereto, and PT Bank Negara Indonesia (Persero) Tbk., as Coordinating and Structuring and Mandated Lead Arranger and Bookrunner, Agent, Security Agent and Account Bank. The facility matures on the date falling no later than seven years from the date of the agreement. Borrowings under Facility A bear interest at a rate per annum equal to 3.00% plus the three-month JIBOR. The facility provides for scheduled amortization of interest in installments.

Obligations in respect of the facility are guaranteed by us and secured by, among other things, a corporate guarantee by us, account pledge, certain fiducia security, which includes security over insurance proceeds, buildings, machinery, inventories and receivables, and certain of our shares in VinFast Indonesia. The facility requires VinFast Indonesia to comply with a number of covenants and financial tests. The covenants includes ensuring a pre-project commercial operation date (“PCOD”) security coverage ratio (“SCR”) of at least 135% from the first utilization date to the date of the PCOD and a post-PCOD SCR of at least 125% from and excluding the date of the PCOD onwards.

The facility contains customary prepayment terms and requires VinFast Indonesia to prepay outstanding amounts in respect of its loan upon a change of control where (a) Vingroup, as the sponsor (the “Sponsor”), Mr. Pham and us, as the guarantor (the “Guarantor”), cease to hold, whether directly or indirectly, more than 51% of the issued share capital of VinFast Indonesia, provided that this shall not trigger a change of control if the indirect shareholding continues to satisfy, in aggregate, this 51% threshold; or (b) the Sponsor, Mr. Pham and the Guarantor otherwise cease to directly or indirectly control of VinFast Indonesia. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency and litigation, cessation of business, and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

VinFast India Term Loan Facility

On April 17, 2025, our subsidiary, VinFast India, entered into a facility agreement for (i) a term loan facility of an aggregate principal amount not exceeding INR1,508,24,00,000, (ii) a capex inland/foreign letter of credit facility of an aggregate amount not exceeding INR500,00,00,000 and (iii) a credit exposure limit of an aggregate principal amount not exceeding INR10,00,00,000, with the lender parties thereto and the Central Bank of India, as the lenders’ agent. The facility matures on the date falling 10 years and six months from the initial drawdown date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 0.25% plus the one-year marginal cost of funds-based lending rate of the Central Bank of India. The facility provides for a scheduled amortization in 30 structured quarterly installments.

Obligations in respect of the facility are guaranteed by us and secured by, among other things, a corporate guarantee by us, a first mortgage and charge on the project site, a first charge by way of hypothecation on all tangible movable fixed assets and a pledge over the equity share capital held by us, as the promoter (the “Promoter”). The facility requires VinFast India to comply with a number of covenants and financial tests, including maintaining a debt service coverage ratio (“DSCR”) of at least 1.15 times starting from the first full year of operation, contingent on the availability of audited financial statements. The DSCR will be assessed annually based on the audited balance sheet (each a “Testing Date”), with VinFast India required to furnish a certificate from an independent chartered accountant within 180 days of each Testing Date, confirming compliance with the Financial Covenants.

The facility contains customary prepayment terms and requires VinFast India to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where the Promoter Group, which consists of Vingroup and Mr. Pham, ceases to hold directly or indirectly at least 51% of the equity share capital or to retain management control. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any finance document or security document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the lenders’ agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

Certain short-term indebtedness

As of December 31, 2024, we obtained several financing options, including, among others, short-term loans and Usance Payable at Sight (“UPAS”) letters of credit from Vietnam Prosperity Joint Stock Commercial Bank, Vietnam Technological and Commercial Joint Stock Bank and Ho Chi Minh City Development Joint Stock Commercial Bank in the aggregate amount of up to VND16,819 billion ($691.1 million) to fund our short-term working capital requirements. These loans and UPAS letters of credit have interest rates ranging from 8.5% to 15.0% per annum and maturity dates ranging from January 2025 to December 2025.

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

E.Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet date, and the revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the valuation of derivatives; depreciable lives of property, plant and equipment and intangible assets; assessment for impairment of long-lived assets and goodwill, product warranty, lease terms, shortfall volume provision, residual value guarantee and standalone selling price of each distinct performance obligation in revenue recognition. Actual results could differ from these estimates. Our management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

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

We have launched our RVG programs in Vietnam, which offer customers the option to resell or exchange their VinFast EVs for a new model within a specified period of use. These purchases or exchanges would be made at predetermined prices, based on a percentage of the original price of the vehicle model within the specified period. Alternatively, under our RVG programs, customers may choose to resell their VinFast EVs to our appointed third party. In such cases, we will compensate for the deficit, which is the difference between the amounts recovered by the customer when sold to a third party and the pre-determined price. If customers choose to sell to a third party prior to our refusal, they are not entitled to the RVG, i.e., we are not obligated to pay the above-mentioned difference. We account for the program in accordance with ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers.

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

For more details, see Note 2(n) (Summary of Significant Accounting Policies - Revenue Recognition) to the Financial Statements included elsewhere in this Annual Report.

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

Warranty reserve

We provide a manufacturer’s warranty on all new vehicles at the time of vehicle sale. We accrue a warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims. The Group engages an independent actuary to assist in the determination of warranty reserve for vehicles. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statements of operations. We re-evaluate the adequacy of the warranty accrual on a regular basis.

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

Impairment of long-lived assets

We evaluate our long-lived assets, including fixed assets, including property, plant and equipment, intangible assets with finite lives and right of use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact on the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition, using the key assumptions including revenue growth and gross margin improvements. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss on long-lived assets for the excess of the carrying amount of the assets over their fair value.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

● Buildings and structures(*)	3 – 49 years
● Machinery and equipment	3 – 25 years
● Leased-out EV batteries	9 – 10 years
● Leased-out e-scooter batteries	3 – 8 years
● Vehicles	5 – 12 years
● Office equipment	3 – 10 years
● Others	3 – 10 years
(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and the term of the related leases.

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

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

● License	3 years and 2 months – 3 years and 4 months
● Software	3 – 8 years
● Others	3 – 15 years

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Directors and Executive Officers	Age	Position/Title
Pham Nhat Vuong	56	Managing Director and CEO
Le Thi Thu Thuy	50	Chairwoman and Director
Ling Chung Yee, Roy	47	Independent Director
Tham Chee Soon	60	Independent Director
Nguyen Thi Van Trinh	51	Director
Nguyen Thi Lan Anh	38	Director and Chief Financial Officer (“CFO”)

Unless otherwise indicated, the business address of each director and executive officer is Dinh Vu — Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

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

Le Thi Thu Thuy.   Ms. Le has served as the Chairwoman of our Board since January 2024. Ms. Le has served as a member of our Board since March 2022 and previously served as the Managing Director of our Board and our Global CEO from March 2022 until January 2024. Ms. Le is also the Chairwoman of VinFast Vietnam and the Vice Chairwoman of Vingroup. Ms. Le joined Vingroup in 2008 and held various senior positions within Vingroup, including as Chief Financial Officer and Chief Executive Officer of Vingroup, CEO of VinSmart, and Chairwoman and CEO of Adayroi (VinEcom). Previously, Ms. Le was a Vice President at Lehman Brothers for Japan, Thailand and Singapore from 2000 to 2008. Ms. Le is also a Chartered Financial Analyst charterholder. Ms. Le received her bachelor’s degree economics from Hanoi Foreign Trade University and her Master of Business Administration, with a major in Finance, from the International University of Japan.

Ling Chung Yee Roy.   Mr. Ling has served as a member of our Board since March 2022. He is expertise in ESG & sustainability governance, Asia real estate, and investment banking. Concurrently, he also serves as the CEO & Founder of FollowTrade since May 2021, and as an Adjunct Instructor at National University of Singapore, Nanyang Technological University and Singapore Management University. He is an independent director of several listed companies in Asia, such as Advanced Systems Automation Ltd. since September 2024, Memiontec Holdings Ltd. since July 2024, Combine Will International Holdings Ltd. since April 2024 and United Food Holdings Ltd. since November 2015. He also serves as an independent director for CASE Endowment Fund, an IPC charity, since December 2023. Mr. Ling is a seasoned corporate finance veteran and has held senior positions with J.P. Morgan, Lehman Brothers, Goldman Sachs and Salomon Smith Barney. He has completed high profile advisory and capital market transactions in Asia. Mr. Ling received a bachelor’s degree in business administration from the National University of Singapore, where he graduated with honors, and received his Global Executive Master of Business Administration from INSEAD.

Tham Chee Soon.   Mr. Tham has served as a member of our Board since May 2024. He is an independent director of several companies in Asia, including CH Offshore Limited since July 2023 and Tokio Marine Insurance Singapore since July 2024. Mr. Tham also serves as a director and CFO since March 2024 for RF Acquisition Corp II, a special purpose acquisition company listed on Nasdaq. He has served on the boards and audit committees of several not-for-profit entities and charities, such as the Bone Marrow Donor Program since 2018. He is a Public Accountant licensed in Singapore, a Fellow Chartered Accountant of Singapore and a Chartered Financial Analyst charterholder. In addition, he is a member of the American Institute of Certified Public Accountants and Certified Practising Accountants Australia. He received his Bachelor of Accountancy from the National University of Singapore. Mr. Tham retired from his position as an audit partner with a Big 4 accounting firm in 2018, after 31 years of service with the firm.

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

Nguyen Thi Lan Anh.   Ms. Nguyen has served as a member of our Board since June 2024 and as our CFO since January 2024. Ms. Nguyen has also served as the chairwoman of V-G High Tech Energy Solutions Company Limited, a joint venture company partially-owned by VinEG, from December 2022 to May 2024. Prior to her appointment in our Company, she held several roles including CFO for VinES from October 2021 to October 2023 and for VinSmart from November 2020 to October 2021. Prior to joining Vingroup, Ms. Nguyen held various senior positions at NEXIA STT Co. Ltd, as Partner and Deputy General Director, and at Heineken Hanoi, as Business Controller and Tax Manager. Ms. Nguyen received her bachelor’s degree in Corporate Finance and master’s degree in Economic Finance from the Academy of Finance, Hanoi, Vietnam. She is a Fellow Chartered and Certified Accountant and a Certified Practising Accountant Australia.

There are no family relationships among our directors and executive officers.

B.Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid to our directors and executive officers in cash and benefits in kind was VND25.3 billion ($1.0 million)for the year ended December 31, 2024. We and our subsidiaries have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our executive officers and directors.

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

VinFast Incentive Award Plan

We have adopted a VinFast incentive award plan (the “VinFast Award Plan”), under which we may grant cash and equity incentive awards to eligible employees, consultants and members of our Board in order to attract, retain and motivate the talent for which we compete. As of the date of this Annual Report, there were a total of 600,000 VinFast restricted share unit (“RSU”) granted to Ms. Le. As of April 2025, out of these 600,000 RSUs granted to Ms. Le, 500,000 RSUs had already vested and were converted to VinFast ordinary shares.

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

C.Board Practices

Composition of the Board of Directors

As of the date of this Annual Report, our Board consists of six directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3(b) under the Exchange Act and the independence requirements of Nasdaq. The number of directors may be changed from time to time by ordinary resolution of our shareholders at general meetings but shall not, be less than two members. A director need not be a shareholder of our Company and shall not be required to hold any shares of our Company by way of qualification.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Term of Office for Directors

We may, by ordinary resolution of which special notice has been given to all shareholders entitled to receive notices, from time to time, remove any director before the expiration of his or her term of office, notwithstanding anything in our constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Our constitution provides that our shareholders by ordinary resolution, or our Board shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with our constitution, as the case may be, and any such person appointed by our Board (and not by ordinary resolution of our shareholders) shall hold office only until the next annual general meeting and shall then be eligible for re-election at such meeting.

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

Subject to the Singapore Companies Act, every director who is, in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must as soon as is practicable after the relevant facts have come to his or her knowledge declare the nature of his or her interest at a meeting of the directors of the company, or send a written notice to the company containing details on the nature, character and extent of his or her interest in the transaction or proposed transaction with the company. Under our Company’s constitution, (i) every director shall observe such provisions of the Singapore Companies Act relating to the disclosure of the interests in transactions or proposed transactions with the company or of any office or property held by him which might create duties or interests in conflict with his duties or interests as a director; (ii) notwithstanding such disclosure, a director shall not vote in regard to any transaction or arrangement or any other proposal whatsoever in which he has directly or indirectly a personal material interest, which, subject to certain conditions, includes their compensation; and (iii) a director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

Committees of the Board of Directors

We are a “foreign private issuer” under the securities laws of the U.S. and Nasdaq’s corporate governance standards. Under the securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants, as well as different financial reporting requirements. Under Nasdaq’s corporate governance standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the corporate governance standards permit a foreign private issuer to follow its home country practice in lieu of certain listing requirements of Nasdaq. Accordingly, in the future, you may not have the same protections afforded to holders of securities of companies that are subject to all of the corporate governance requirements. See also “Item 3. — D. Risk Factors — Risks Relating to Being a Public Company — “We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company” and “— As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements from Nasdaq.”

Audit Committee

As of the date of this Annual Report, our Audit Committee (the “Audit Committee”) consists of Mr. Ling and Mr. Tham. Mr. Ling is the chair of our Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our Board has determined that Mr. Ling and Mr. Tham are each an audit committee financial expert as defined by the SEC rules and have the requisite financial experience as defined by the corporate governance rules of Nasdaq.

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

Compensation Committee

As of the date of this Annual Report, our Compensation Committee (the “Compensation Committee”) consists of Mr. Ling and Mr. Tham. Mr. Ling is the chair of our Compensation Committee.

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

Nominating and Corporate Governance Committee

As of the date of this Annual Report, our Nominating and Corporate Governance Committee (“Nominating and Corporate Governance Committee”) consists of Ms. Le, Ms.  Nguyen and Mr. Pham. Ms. Le is the chair of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. Our Board has adopted a nominating and governance committee charter setting forth the responsibilities of our Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee’s responsibilities include:

●	overseeing and assisting our Board in reviewing and recommending nominees for election as directors;
●	assessing the performance of the members of our Board;
●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our Board a set of corporate governance guidelines applicable to our business, including but not limited to, the constitution and the charters of our Company’s other committees; and
●	performing an annual evaluation of the performance of the committee as well as reviewing and reassessing its charter and submitting any recommended changes to our Board for its consideration.

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

As of December 31, 2024, we had approximately 17,800 employees. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2024:

	Number of
Function	Employees	Percentage
Research and Development	1,640	9.20%
Sales and Marketing	697	3.91%
Manufacturing	13,797	77.41%
General and Administration	1,101	6.18%
Operations	588	3.30%
Total	17,823	100.00%

As of December 31, 2024, approximately 95.7% of our employees were based in Vietnam, and 4.3% of our employees were based in our international offices.

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive compensation packages and a positive, dynamic and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. In Vietnam, we have entered into collective bargaining agreements on terms that we believe are typical in our market.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 25, 2025 by:

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

The percentage of our ordinary shares beneficially owned is computed on the basis of 2,338,812,676 ordinary shares issued and outstanding on April 25, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Dinh Vu — Cat Hai Economic Zone, Cat Hai Islands, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam.

	Ordinary Shares
	Beneficially Owned
	Number	%
5% shareholders:
Vingroup(1)	1,185,010,424	50.7
VIG(2)	769,584,044	32.9
Asian Star(3)	334,041,555	14.3

Directors and executive officers:
Pham Nhat Vuong(4)	2,288,636,023	97.9
Le Thi Thu Thuy	500,000	*
Ling Chung Yee, Roy	—	—
Tham Chee Soon	—	—
Nguyen Thi Van Trinh	—	—
Nguyen Thi Lan Anh	—	—
All directors and executive officers as a group	2,289,136,023	97.9
*	less than 1.0%
(1)	Consists of 1,185,010,424 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham, directly and through a majority-owned affiliate, holds a majority interest. The address of Vingroup is No 7, Bang Lang 1 Street, Vinhomes Riverside, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.
(2)	Consists of 769,584,044 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham. The address of VIG is No. 7, Bang Lang 1 Street, Viet Hung Ward, Long Bien District, Hanoi, Vietnam.
(3)	Consists of 334,041,555 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate of Mr. Pham. The address of Asian Star is 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

(4)	Mr. Pham, through his direct and indirect shareholdings of Vingroup, may be deemed to control Vingroup and thus may be deemed to share beneficial ownership of the securities held of record by Vingroup. Mr. Pham is also the sole shareholder of Asian Star and the majority shareholder of VIG and, as a result, may be deemed to share beneficial ownership of the securities held of record by these entities. As such, Mr. Pham may be deemed to have voting and investment control over the shares held by Vingroup, VIG and Asian Star.

As of April 25, 2025, we had two holders of record in the U.S. that held in aggregate approximately 2.1% of our outstanding ordinary shares.

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

Exchangeable Bonds

On April 29, 2022 and June 4, 2022, our Company and Vingroup entered into a number of subscription agreements (the “EB Subscription Agreements”) with the EB Investors, including an affiliate of funds, vehicles, and/or entities managed and/or advised by Kohlberg Kravis Roberts & Co. L.P. or its affiliates, Qatar Holding LLC and an affiliate of Seatown Holdings International Pte. Ltd., pursuant to which Vingroup issued to such investors Exchangeable Bonds with an aggregate principal amount of $625.0 million, which are exchangeable for ordinary shares in our Company. The Exchangeable Bonds were issued in two closings, one on May 10, 2022 and another on June 10, 2022, but form a single series and rank equally in all respects. Pursuant to the Extension Deed of Amendment (as defined below), Vingroup redeemed an aggregate principal amount of $312.5 million in Exchangeable Bonds on May 17, 2024 (the “Extension Effective Date”), and subsequently redeemed an aggregate principal amount of $129.0 million. As of the date of this Annual Report, an aggregate principal amount of $183.5 million in Exchangeable Bonds remain outstanding.

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

Vingroup contributed an aggregate of VND13,995.4 billion of net proceeds from the Exchangeable Bonds issuance to VinFast Vietnam by subscribing for an aggregate of 105,096,876 dividend preferred shares of VinFast Vietnam on May 12, 2022 and June 13, 2022 (“DPS2”). The dividend preferred shares are non-voting, non-redeemable, and entitled to cumulative VND dividends at rate of not more than 6% per annum (on the subscription price of such shares), provided that (a) such dividend rate may vary and is determined based on the interest payable by Vingroup in relation to the Exchangeable Bonds, and also takes into account any costs, taxes, and other expenses which are required to be paid by Vingroup in connection the issuance of the Exchangeable Bonds and the payment of such interest and (b) the payment of such dividend shall not lead to any breach by VinFast Vietnam of its other obligations. Each dividend preferred share is expected to convert into a fully paid ordinary share of VinFast Vietnam at a ratio of one-to-one at Vingroup’s election upon the earlier of (i) the transfer of such dividend preferred shares from Vingroup to our Company and (ii) the date falling five years and three months after their issuance (such dividend preferred shares and other shares into which such shares may be converted, the “VinFast Vietnam Shares”).

On July 1, 2022, our Company entered into a put option agreement (as amended and supplemented, the “Put Option Agreement”) with Vingroup, pursuant to which Vingroup will have the right to require our Company to purchase certain VinFast Vietnam Shares at any time after each redemption of the Exchangeable Bonds but no later than the maturity date of the Exchangeable Bonds. As December 31, 2024, the fair value of the financial liabilities in respect of the VinFast Vietnam Shares was VND21,619.6 billion ($888.4 million) (see note 21(ii) to our consolidated financial statements included elsewhere in this Annual Report).

On April 12, 2024, Vingroup entered into a deed of amendment and supplement in respect of the Exchangeable Bonds (the “Extension Deed of Amendment”) pursuant to a unanimous written resolution of the EB Investors and pursuant to which certain amendments to the terms and conditions of the Exchangeable Bonds took effect from the Extension Effective Date. Such amendments include:

●	an increase in the interest rate for the Exchangeable Bonds to 5.0% per annum, payable by Vingroup;
●	a requirement for Vingroup to redeem the remaining $312.5 million in aggregate principal amount of the Exchangeable Bonds on various dates on or prior to November 17, 2025;
●	Vingroup having the right to redeem all or some only of outstanding Exchangeable Bonds at any time; and
●	each EB Investor having the right to require Vingroup to redeem all the outstanding Exchangeable Bonds upon the occurrence of certain events, including (i) a change of control of our Company or (ii) the delisting of our Company from Nasdaq. The amount payable by Vingroup upon redemption depends on the relevant redemption event, timing and other applicable conditions.

On April 12, 2024, our Company entered into a supplemental deed poll, pursuant to which, among other things, the Deed Poll Exchange Rate was reset from 116,731.98 ordinary shares to 100,000 ordinary shares in our Company for each $1 million of Exchangeable Bonds with effect from the Extension Effective Date. In addition, the Deed Poll Exchange Rate is subject to a further scheduled reset and adjustment upon the occurrence of certain customary events.

Pursuant to the Extension Deed of Amendment, Vingroup redeemed an aggregate principal amount of $312.5 million in Exchangeable Bonds on May 17, 2024, and subsequently redeemed an aggregate principal amount of $129.0 million. As of the date of this Annual Report, an aggregate principal amount of $183.5 million in Exchangeable Bonds remain outstanding.

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

Transactions with Vingroup Affiliates

Loans to VinFast Vietnam

Our subsidiary, VinFast Vietnam, has entered into loan agreements (and amendments thereto) with our Vingroup affiliates, Vingroup, Vinhomes, Vinmec International General Hospital Joint Stock Company, Gia Lam Urban Development and Investment LLC, Vincom Retail Joint Stock Company (“Vincom Retail”), Vincom Retail Operation Company Limited, Thai Son Investment and Construction Joint Stock Company (“Thai Son”), Vinbiotech Research and Manufacturing JSC (later merged into VinBiocare Biotechnology Joint Stock Company), Suoi Hoa Urban Development and Investment Joint Stock Company, and Vinpearl Joint Stock Company (“Vinpearl”), among others, with the proceeds from the loans used for investments in our business operations. The loans bear interest rates ranging from 4.4% to 15.0% per annum. The maturity dates of the loans range from two weeks to three years from the drawdown date. The highest outstanding balance of these loans between January 1, 2022 and December 31, 2024 was VND97,845.6 billion. As of December 31, 2024, the total amount outstanding under these loans was VND78,834.4 billion ($3,239.5 million).

In December 2022 and December 2024, we exchanged VND45,733.7 billion and VND20,000.0 billion ($821.8 million), respectively, of our related party borrowings owed to Vingroup for totaling of 6,573,371,392 dividend preference shares of VinFast Vietnam (the “Debt Conversion”).

Guarantees from Vingroup

Each of our loan facilities and bonds described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Certain Indebtedness” is or, until such time that the relevant loan was repaid or the bond was redeemed, was guaranteed by Vingroup.

Loans from VinFast Vietnam

Our subsidiary, VinFast Vietnam, has entered into lending agreements with Vingroup affiliates, including VinTech Technology Development Joint Stock Company (“Vintech”), VinSmart, SADO Trading Commercial Joint Stock Company (“SADO”), Vinpearl, Vietnam Grand Prix Limited Liability Company, Sai Dong Urban Development and Investment Joint Stock Company, Hanoi Southern City Development and Trading Limited Liability Company (which merged into SADO in 2020), Times Trading Investment and Development One Member Limited Liability Company and VinBus Ecology Transport Service Limited Liability Company. The proceeds of the loans were used to fund our business operations. The loans were subject to interest rates ranging from 9% to 12% per annum. The maturity dates of the loans ranged from 12 months to 26 months from the drawdown date. The highest outstanding balance of these loans between January 1, 2022 and December 31, 2024 was VND10,200 billion. As of December 31, 2024, there is no amount outstanding under these loans.

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

Transfer of Investments

In 2021, our subsidiaries, VinFast Vietnam and VinFast Commercial and Services Trading entered into equity transfer agreements with VinSmart, pursuant to which VinFast Vietnam and VinFast Commercial and Services Trading sold to VinSmart their 98% equity interest in Huong Hai – Quang Ngai Joint Stock Company for VND441,000.0 million and VinFast Vietnam’s 65% equity interest in VinFast Lithium for VND188,906.3 million.

In May 2024, we completed a spin-off of VinES’ core business operations and assets relating to battery pack assembly and battery cell manufacturing to a new subsidiary, VinEG. Following this, VinES had net assets of zero and continued to hold the permit to develop a real estate project in Vietnam. VinES was subsequently transferred to Mr. Pham for zero consideration and ceased to be a subsidiary of our Company. For more information, see note 3 to the audited consolidated financial statements included elsewhere in this Annual Report.

Capital Contributions into VinFast Vietnam

In March 2022, Vingroup made an advance capital contribution of VND6,000.0 billion in return for 600,000,000 dividend preferences shares of VinFast Vietnam (“DPS1”). The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable, and carry no voting rights.

For the year ended December 31, 2022, Mr. Pham made a deemed contribution to VinFast Vietnam in the form of an upfront cash payment of VND350.0 billion to support the estimated extended warranty expenses for ICE vehicle sold from 2019 up until December 31, 2021.

In December 2022, our existing shareholders, Vingroup, VIG, and Asian Star made an aggregate $13.5 million of capital contributions into our Company in amounts proportionate to their interests in our Company. The proceeds from the capital contribution will be used for working capital.

In December 2022, we exchanged VND45,733.7 billion of our related party borrowings owed to Vingroup for 4,573,371,392 dividend preference shares of VinFast Vietnam (“DPS4”). The dividend preference shares entitle the holder to annual dividends of 9.0% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). The amount of the dividend can be adjusted upon the agreement of Vingroup and VinFast Vietnam, and the dividend shall be paid at the time determined at the general meeting of shareholders of VinFast Vietnam. The dividend preferred shares are transferrable, non-redeemable and carry no voting rights. See also note 20(iii) of our consolidated financial statements which details these dividend preferred shares, which are DPS4.

In December 2022, Vingroup assigned its Share Acquisition P-Notes , amounting to VND25,782.2 billion, to VinFast Vietnam in return for the issuance of dividend preference shares in VinFast Vietnam (“DPS3”), which resulted in the elimination of the remaining payable relating to Share Acquisition P-Notes on a consolidated group basis. The dividend preference shares entitle the holder to annual dividends of 0.01% of the offering price of their dividend preference shares in each year that VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year). Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights.

In November 2024, Vingroup announced that it intends to make capital contributions into VinFast Vietnam by converting up to VND80,000 billion of VinFast Vietnam’s related-party borrowings to Vingroup for up to 8,000,000,000 dividend preference shares of VinFast Vietnam (the “New VinFast Vietnam Preference Shares”) during a period of 24 months from November 12, 2024. The amount and timing of each conversion will be determined by mutual agreement between VinFast Vietnam and Vingroup.

In December 2024, VinFast Vietnam issued 2,000,000,000 New VinFast Vietnam Preference Shares (“DPS5”) to Vingroup. At any time, holders of the New VinFast Vietnam Preference Shares may elect to convert these shares into ordinary shares of VinFast Vietnam at a pre-determined conversion ratio, based on a valuation of VinFast Vietnam conducted by an independent valuer prior to the issuance of the DPS5. If the New VinFast Vietnam Preference Shares are transferred to us, they shall be automatically converted into ordinary shares of VinFast Vietnam at a conversion ratio of 1:1. Holders of the New VinFast Vietnam Preference Shares will not have the right to attend VinFast Vietnam general meetings of shareholders or nominate individuals to VinFast Vietnam’s board of directors or supervisory board. The New VinFast Vietnam Preference Shares entitle the holder to an annual fixed dividend of 12% of the offering price of their dividend preference shares in each year if (i) VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year), and (ii) the payment of such dividends does not breach any other obligations of VinFast Vietnam. Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights.

Capital Funding Agreements

On April 26, 2023, we entered into a capital funding agreement with Mr. Pham and Vingroup by and among Mr. Pham, Vingroup, VIG, Asian Star and VinFast (the “Capital Funding Agreement”), pursuant to which we could receive up to VND60,000.0 billion, consisting of VND24,000.0 billion in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham, as well as up to VND24,000 billion in loans and up to VND12,000.0 billion in grants from Vingroup. Mr. Pham, Asian Star, VIG and Vingroup would provide such funds in cash or other assets, in amounts that were mutually agreed upon, at such time as were required by us, if they had sufficient financial resources. The funds were provided for no consideration. We were required to use the funds for working capital, business activities, business expansion investments and market development, in which case we would have had no repayment obligation. Mr. Pham was required to provide an equal or greater amount of funding to our Company as Vingroup provides, and the funds were required to be disbursed within 12 months of the date of the Capital Funding Agreement. The Capital Funding Agreement expired on April 26, 2024, following the fulfilment of the funding obligations by Mr. Pham, Vingroup, VIG and Asian Star in accordance with the terms of the Capital Funding Agreement.

On November 12, 2024, VinFast Vietnam entered into a grant agreement with Mr. Pham, VIG and Asian Star (the “Grant Agreement”), pursuant to which we can receive up to VND50,000.0 billion ($2.1 billion) in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham. Mr. Pham, Asian Star and VIG would provide such funds in cash or other assets, including, but not limited to net proceeds from any sales of up to 34,929,486 Affiliate Resale Shares by Asian Star and VIG pursuant to the First Resale Registration Statement. We would be required to use the funds for principal and interest payments under existing borrowings, working capital, business activities, business expansion investments, and market development, in which case we would have no repayment obligation. The funds are required to be disbursed, whether in one lump sum or several tranches, no later than December 31, 2026 (“Disbursement Period”). Under the terms of the Grant Agreement, after the Disbursement Period, any additional proceeds from the sales of the Affiliate Resale Shares pursuant to the First Resale Registration Statement by the Selling Securityholders will be provided to us as a further grant from the Selling Securityholders to us. The funds would be provided for no consideration. The Grant Agreement is valid until terminated by mutual agreement or when all obligations are fulfilled. As of March 31, 2025, Mr. Pham, Asian Star, and VIG have disbursed an aggregate amount of VND10,000.0 billion ($410.9 million) to us as a grant.

Share Exchange Agreements

Prior to the Spin-Off, Vingroup held 7,856,684,290 preference shares in the capital of VinFast Vietnam, consisting of the DPS1, DPS2, DPS3, and DPS4. As part of the Spin-Off, the capital amount corresponding to such preference shares was allocated between VinFast Vietnam and VFDI. After the Spin-Off and the issuance of the DPS5, as of December 31, 2024, Vingroup held 9,730,749,709 preference shares in the capital of VinFast Vietnam (“VinFast Vietnam Preference Shares”), and 125,934,581 preference shares in the capital of VFDI (the “VFDI Preference Shares”).

On December 31, 2024, we entered into a series of share exchange agreements (the “Share Exchange Agreements”) with Vingroup in respect of 7,152,533,687 of VinFast Vietnam Preference Shares (“VinFast Vietnam Exchangeable Preference Shares”), and VFDI Preference Shares (collectively, the “VFVN Exchangeable Preference Shares”). Pursuant to Share Exchange Agreements, Vingroup has the right, but not the obligation, to request that we exchange any amount of VFVN Exchangeable Preference Shares then held by Vingroup for (a) our ordinary shares (“VFSG Shares”) or (b) cash equal to the net proceeds received by us from the allotment and issuance of such VFSG Shares to unrelated third parties plus such number of our ordinary shares necessary to cover any shortfall relative to the exchange number of shares.

The number of VFSG Shares to be issued shall be equal to the number of VFVN Exchangeable Preference Shares requested to be exchanged divided by an exchange rate (“Exchange Rate”) and rounded down to the nearest whole number. For 105,096,876 VFVN Exchangeable Preference Shares related to the DPS2 (the “EB Preference Shares”), the Exchange Rate shall be 1.7 preference shares for each VFSG Share. For the DPS5, the Exchange Rate shall be 14.3 preference shares for each VFSG Share. For the VFVN Exchangeable Preference Shares other than the EB Preference Shares and the DPS5, the Exchange Rate shall be 24.0 preference shares for each VFSG Share. In all cases, the Exchange Rates are subject to customary adjustment terms for dilutive corporate events. Each exchange would be subject to obtaining necessary approvals and other conditions. As of December 31, 2024, no shares have been issued pursuant to the Share Exchange Agreements.

Lease Agreements

We lease retail and advertising spaces in shopping malls from Vincom Retail (including Vincom Retail Joint Stock Company and Vincom Retail Operation Company Limited). The majority of the retail leases with Vincom Retail range in length from four to seven years. In 2022, 2023 and 2024, our aggregate lease expenses to Vingroup affiliates were VND187.2 billion, VND167.8 billion and VND115.3 ($4.7 million), respectively.

VinES leased a warehouse with an area of 750 square meters located at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Town, Cat Hai District, Hai Phong City, Vietnam from us. The lease was terminated by mutual agreement on December 31, 2023.

We lease office space from Vinhomes. This lease is valid from 2019 to 2025. In 2022 and 2023, our aggregate lease expenses to Vinhomes were approximately VND38.9 billion for each year. In 2024, our aggregate lease expenses to Vinhomes were VND68.6 billion ($2.8 million).

In 2020, we entered into certain vehicle leasing agreements with Vinhomes, all of which are valid for one year and have since been automatically extended. Our revenue from such leases amounted to VND2.7 billion, VND0.8 billion and VND0.4 billion ($0.0 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

In November 2022, our subsidiary, VinEG (then VinES), entered into a lease agreement with VHIZ JSC to lease an area of 33,000 square meters as part of the automobile manufacturing plant for the purpose of research, test and production of battery. Subsequently, in March and October 2023, VinEG signed additional lease agreements with VHIZ JSC for 9,829 square meters and 42,736 square meters, respectively, to implement cell research, development and production project. The October lease agreement was amended on November 1, 2023, to reduce the total lease area from 42,736 to 41,770 square meters. The rent for each agreement is VND110,000 per month per square meter (subject to a fixed increase of 10% every three years). These agreements are valid until July 2067, unless terminated under any of the following conditions: mutual agreement, either party giving three months’ written notice, our failure to make timely lease payments, force majeure events, destruction of or irreparable damage to the factory, land acquisition by the government, or the occurrence of certain events, including bankruptcy and dissolution of any of the parties. In 2022, 2023 and 2024, our aggregate lease expenses to VHIZ JSC were VND121.7 billion, VND151.7 billion and VND155.8 billion ($6.4 million), respectively.

Cross-Promotional Activities

We and certain Vingroup affiliates have entered into various purchase and cooperation agreements to cross-promote products and services within the Vingroup ecosystem. We purchased e-vouchers for resort packages from Vinpearl to distribute as holiday gifts to customers that purchase our vehicles. In 2022, 2023 and 2024, such purchases amounted to VND56.1 billion, VND160.6 billion and VND55.4 ($2.3 million), respectively. For the year ended December 31, 2024, we did not make any advance payment to Vinpearl to purchase Vinpearl e-vouchers that can be used towards payment for stays at Vinpearl hotels, to distribute to customers who purchase our vehicles.

As part of its ongoing promotional program that commenced in 2020, Vinhomes provides VinFast vouchers to new customers when they purchase a Vinhomes property. In addition, as part of a 2022 “green living” program, Vinhomes provides existing customers who have previously purchased a Vinhomes property with “green living” vouchers. Both of these vouchers can be used towards payment for the purchase of our vehicles and are applied in Vietnam only. In 2022, Vinhomes paid a total of VND5,346.0 billion, of which VND938.0 billion and VND50.4 billion ($2.1 million) were utilized in 2023 and 2024 in connection with promotional voucher programs, respectively. See also “Item 5 — E. Critical Accounting Estimates — Revenue recognition — Sales of vehicles (automobiles, e-scooters).”

Service Agreements with Vingroup Affiliates

We have entered into a number of service agreements and framework agreements and submitted purchase orders with our affiliates, pursuant to which we purchased various goods and services in relation to the operation of our business. This includes the purchase of (i) information security services relating to the cybersecurity of our smart vehicle line from VinCSS Internet Security Services Joint Stock Company; (ii) certain technology devices, software and related machines and equipment as well as related services, including consultancy, implementation, training, guidance, assistance and installation services, from Vinsoftware Software System Development Limited Liability (which merged into VIN3S); (iii) information technology goods, machinery, equipment and services relating to the installation and synchronization of such goods and equipment from Vintech; (iv) materials, spare parts and assets from VinSmart; (v) management products and services for the management of all information technology activities on our system from VIN3S and VinITIS Joint Stock Company; (vi) medical services and pharmaceutical supplies from Vinmec International General Hospital Joint Stock Company for our employees; (vii) educational services from Vinschool One Member Company Limited to cover tuition for children of select employees enrolling in schools under Vinschool’s educational system; (viii) certain services in relation to the development of ADAS MCU software from Vantix Technology Solutions And Services Joint Stock Company; (ix) services relating to the development and implementation of our Hai Phong manufacturing facility from Vincom Construction and Consultancy Limited Liability Company (which was merged into Vinhomes); (x) used electronic goods, equipment and smart service development from Big Data Research Institute; (xi) management and consultancy services in relation to the construction, renovation and repair of service workshops and showrooms of VinFast in Vietnam from Vinhomes; (xii) TVs and services in relation to the installation of certain equipment in our showroom from VinSmart; (xiii) airplane ticket, conferences services, events services, catering services and hospitality related services from Vinpearl; (xiv) IT equipment and services from Vingroup, and (xv) software development services from VinHMS Software Production and Trading Joint Stock Company. The agreements generally have a term of one year, with some agreements being subject to automatic renewal unless a party opts to terminate. In 2022, 2023 and 2024, such purchases amounted to VND9,563.3 billion, VND3,013.6 billion and VND840.7 billion ($34.5 million), respectively.

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

On March 23, 2023, one of our subsidiaries entered into a vehicle sale agreement (as amended) with GSM, which supplements the vehicle sales agreement dated March 22, 2023, regarding the sale and delivery of 5,307 EVs for a total consideration of VND4,634.2 billion. The agreement is valid until terminated by mutual agreement and may be terminated by us if GSM fails to receive a vehicle on its delivery date.

On December 28, 2023, our subsidiary entered into a vehicle sale agreement with GSM for the sale and delivery of 14,600 EVs for a total consideration of VND10,007.1 billion. The agreement is valid until terminated by mutual agreement and may be terminated by us if GSM fails to receive a vehicle on its delivery date or to settle any payment within 60 days from due date.

On December 8, 2024, our subsidiary entered into a vehicle sale framework agreement with GSM for underlying principles, general terms and conditions for the sale and delivery EVs and e-scooters. Pursuant to this agreement, specific terms such as the price, quantity, and delivery date of the vehicles, along with other conditions, will be determined according to each purchase plan notification. This agreement also covers the sale and delivery terms arising from previous sale agreements. The agreement is valid until terminated by mutual agreement.

As of December 31, 2024, we have delivered approximately 46,500 EVs and 41,650 e-scooters to GSM pursuant to those vehicle sale agreements with GSM. For the year ended December 31, 2024, we received VND14,870 billion ($611.1 million) in revenue from the sale of vehicles delivered to GSM.

In July 2024, our subsidiary, VinFast Indonesia, entered into sale agreements with PT. XanhSM Green and Smart Mobility Indonesia, a subsidiary of GSM, for the sale and delivery of approximately 3,000 EVs. For the year ended December 31, 2024, we received VND567.9 billion ($23.3 million) in revenue from the sale of vehicles delivered.

We have entered into a sales agreement with VinBus for the sale of e-buses, aggregating revenue of VND847.1 billion, VND170.4 billion and VND87.1 billion ($3.6 million) in 2022, 2023 and 2024, respectively.

In addition to the agreement with GSM, we entered into vehicle sale agreements (i) in 2022 with Vinpearl for the sale of VND39.4 billion in EVs to Vinpearl (ii) in 2023 and 2024 with Vinhomes for the sale of VND1,358.0 billion and 265.0 billion, respectively, in EVs to Vinhomes and (iii) in 2022 and 2023 with Vingroup for the sale of VND21.0 billion and VND23.1 billion, respectively, in EVs and the provision of electric battery rental services to Vingroup. Vingroup is also required to pay us a fixed battery rental fee of VND2.2 million per month per vehicle. The agreements are valid until terminated by Vinpearl, Vinhomes, or Vingroup, by mutual agreement or by us in case of breach by Vinpearl, Vinhomes, or Vingroup.

In connection with our acquisition of the smart home devices business from VinSmart, on December 10, 2022, February 23, 2023 and March 27, 2023, one of our subsidiaries entered into sales agreements with Vinhomes, pursuant to which we undertook to sell smart home devices to Vinhomes and its subsidiary for a total consideration of VND118.7 billion. In addition, on December 15, 2022, one of our subsidiaries entered into a tripartite transfer agreement, pursuant to which VinSmart transferred its rights and obligations under its sales agreement with Thai Son dated June 14, 2022 to supply smart home devices to Thai Son. For the year ended December 31, 2023, sales of smart home devices to such Vingroup affiliates amounted to VND165.0 billion.

On November 2, 2023, we entered into sales agreements with Ecology Development and Investment JSC for the sale and delivery of e-buses, for a total consideration of VND275.2 billion.

In the second half of 2024 and the first quarter of 2025, we entered into several vehicle sale agreements and purchase orders with Green Future for the sale and delivery of 274 used EVs (as a disposal of fixed assets) and 2,232 new VinFast EVs. As of December 31, 2024, we have delivered 128 EVs to Green Future. For the year ended December 31, 2024, we received VND34.8 billion ($1.4 million) in revenue from the sale of new vehicles delivered to Green Future.

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

We entered into a battery sale and purchase framework agreement (as amended) with VinES, on September 23, 2022, pursuant to which VinES is responsible for supplying to us batteries that it has developed and that we have approved for use in our vehicles. Battery sale prices, quantities and other terms are determined from time to time and set out in the relevant purchase orders and planned purchase agreements. We are required to provide VinES with a six-month forecast of our battery requirements to facilitate VinES’ manufacturing plans and ensure a sufficient supply of batteries for our operations. We are also required to notify VinES at least 18 months in advance if our requirements are expected to increase substantially above VinES’ supply capacity. We may terminate the agreement at any time by giving VinES 30 days’ written notice. The agreement is valid until terminated by mutual agreement of the parties.

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

On October 29, 2022, our subsidiary VinFast Commercial and Services Trading entered into an in-principle agreement for the purchase of goods with VinES, pursuant to which VinES agreed to sell batteries to VinFast Commercial and Services Trading. The quantity, sales price, and types of batteries to be sold and other terms of sales will be determined from time to time and set out in purchase orders to be executed between the parties. For the year ended December 31, 2023, we paid VinES VND8,223.6 billion (inclusive of VAT) for the purchase of battery parts and finished batteries. This in-principle agreement expired on December 31, 2023.

In 2022 and 2023, we entered into a series of purchase orders with VinES, pursuant to which VinES agreed to provide us with engineering design and development services and tooling packs used in the production of battery packs for our VF e34, VF 8, VF 9, and e-scooters in accordance with the terms set forth in the relevant purchase orders. For the year ended December 31, 2024, we paid VinES VND615.7 billion ($25.3 million) (inclusive of VAT) for such services and tooling packs.

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

In May 2024, we completed a spin-off of VinES’ core business operations and assets relating to battery pack assembly and battery cell manufacturing to a new subsidiary, VinEG. VinES was subsequently transferred to Mr. Pham for zero consideration and ceased to be a subsidiary of our Company. Following this transaction, VinEG has assumed VinES’ aforementioned ongoing agreements.

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

In February 2022, we transferred a portion of the Transfer Assets, comprising a parcel of land spanning approximately 2.8 million square meters and all buildings and infrastructure (including a part of the automobile manufacturing plant) located on such land, to VHIZ JSC. Following this transfer, we entered into a second business investment and cooperation contract (“Second BICC”) with VHIZ JSC dated March 1, 2022, pursuant to which we were permitted to continue using such Transfer Assets and required to continue performing our obligations under various existing lease agreements between us and the lessees within the automobile manufacturing plant, including leases with VinEG (then VinES) and VinFast Lithium for batteries. This Second BICC entitled VHIZ JSC to a monthly distribution of (i) VND39.7 billion in March 2022 and VND38.2 billion from April 2022 onwards for use of the factories, (ii) VND6.8 billion for the area leased to third parties (excluding the battery production area leased to VinEG) from March 2022 onwards; and (iii) VND3.6 billion for the battery production area leased to VinEG from April 2022 onwards. On September 1, 2022, we further amended the Second BICC to extend the term of the contract for six months. We paid a total of VND435.6 billion (excluding VAT) in monthly distributions to VHIZ JSC under this Second BICC. This Second BICC was subsequently terminated on October 31, 2022.

In January 2023, we entered into a lease agreement with VHIZ JSC to lease a metal assembly factory within a larger automobile manufacturing plant. This lease agreement was amended on February 1, 2023 and October 1, 2023 to increase the total lease area. The rent is VND149,500 per month per square meter (subject to a fixed increase of 10% every three years), subject to a discount of (i) 70% for the first seven years and (ii) 30% for the following two years. The agreement is valid until January 2033, unless terminated by mutual agreement, by either party upon giving three months’ written notice, failure by us to make timely lease payments, force majeure events, destruction of or irreparable damages to the factory, land acquisition by the government, or upon the occurrence of certain events, including bankruptcy and dissolution of any of the parties.

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

In March 2024, VinFast Lithium transferred a 7,641-square-meter leased area, originally under its agreement with VHIZ JSC, to VinEG. Consequently, VinEG became the lessee under a new lease agreement with VHIZ JSC. The rent is set at VND120,998, with the same annual increase percentage and termination terms. In 2022, 2023 and 2024, our aggregate lease expenses to VHIZ JSC were VND2.7 billion, VND10.3 billion and VND13.8 billion ($0.6 million), respectively.

In November 2024, the lease agreements between us, VinEG and VHIZ JSC were amended to transfer all rights and obligations of VHIZ JSC to its subsidiary.

IT, IP Licensing and R&D Agreements

We entered into an intercompany IP license agreement with Vingroup dated December 1, 2020 (including amendments thereto dated January 5, 2022), pursuant to which Vingroup agreed to grant us a perpetual, exclusive, sub-licensable, royalty-bearing license to exercise certain licensed IP, mainly comprising trademarks, as well as some know-how, patents and copyrights, and other IP necessary or useful for carrying out the development, manufacture, sale, promotion, distribution, servicing and related activities in connection with our automotive business (the “Licensed IP”). Any improvements made by us to the Licensed IP shall be assigned to Vingroup. The license fee is an annual fee equal to 2% of the cost of registering the IP rights, including filing fees, ongoing administrative fees and any design costs of such Licensed IP.

We also entered into a framework research and development agreement with Vingroup dated December 1, 2020, pursuant to which Vingroup agreed to provide and procure its subsidiaries to provide us with research and development services and assign to us all rights, titles and interests in and to any IP created or developed from such research and development services (“Owned IP”). The fee shall be negotiated and determined in good faith by Vingroup and us on a case-by-case basis. We compensate Vingroup for the cost of materials that Vingroup acquires from local or foreign suppliers in relation to the performance of such services. This IP license has a perpetual term, and both agreements will remain in effect until terminated in accordance with its terms and conditions.

We did not pay any fees to our affiliates under such agreements in 2022, 2023 and 2024.

Agreements with VinFast Lithium

We leased a factory and parking space to VinFast Lithium pursuant to a lease agreement, which expires on July 14, 2067. For the year ended December 31, 2022, we generated interest income on the sales-type lease of VND4.9 billion until the completion of the asset transfer to VHIZ JSC in February 2022 as discussed in “— Transactions with Vingroup Affiliates ⸺ Asset Transfers to VHIZ JSC.” In 2024, we did not generate any interest income on the sales-type lease due to the transfer of this asset to VHIZ.

We also entered into a sales agreement with VinFast Lithium to purchase lithium battery packs used in the manufacture of our e-scooters. The sales agreement has an initial term of three years and is subject to automatic renewal for successive three-year periods until terminated by either party. The purchases from VinFast Lithium amounted to VND0.3 billion, VND5.1 billion and nil in 2022, 2023 and 2024, respectively.

Collateral sharing arrangements

A subsidiary of VinEG has pledged its manufacturing facility in Ha Tinh as collateral to secure certain loans for us and one of our affiliates, and similarly, our affiliates have pledged certain of their properties to secure our loan repayment obligations.

Business Cooperation Contract with V-Green

In September 2024, our subsidiary, VinFast Commercial and Services Trading, entered into a business cooperation contract with V-Green, pursuant to which V-Green shall operate the VinFast charging station system (the “V-Green BCC”). Pursuant to the agreement, V-Green will be responsible for the management, operation, and service provisions of the VinFast charging station system (the “Business Activities”). In consideration for the cooperation capital, from September 2024 to June 2025, we are entitled to a distribution of 13.5% of the total revenue from the Business Activities, which shall be paid quarterly. After this period, the parties will review and agree annually on revenue-sharing distributions for the following year. For each year, if the parties do not reach an agreement or propose any change on the revenue-sharing rate, the current year’s rate will apply to the next year. Upon expiry of the agreement, the parties will agree to implement one of the following options:(i) receive, in full, the project assets that we have contributed, or (ii) transfer all project assets to V-Green at a mutually agreed-upon reasonable price. The V-Green BCC expires on December 31, 2032. For the year ended December 31, 2024, the revenue shared under this contract amounted to VND55.3 billion ($2.3 million).

In July 2024, V-Green entered to a service contract with VinFast Commercial and Services Trading to provide free charging service to our customers. This contract is valid from July 2024 to November 2024. In addition, in December 2024, V-Green entered into agreements with VinFast Vietnam and VinFast Commercial and Services Trading under which we will pay V-Green the charging station service fee that our customers incur for using V-Green’s charging stations, or the difference between the charging station service fee collected from our customers and the charging station service fee listed by V-Green according to our promotion programs offered to our customers from time to time. The agreement is valid until the business cooperation contract is terminated or under specific violations, whichever comes first. For the year ended December 31, 2024, charging station service fee incurred under this agreement amounted to VND211.9 billion ($8.7 million).

In connection with our free charging program in Vietnam that continues until June 30, 2027 (or December 31, 2027 for customers who purchase our EVs with batteries before March 1, 2025), Mr. Pham, VinFast Vietnam, VinFast Commercial and Services Trading and V-Green entered an agreement under which, (i) Mr. Pham is responsible for paying the costs to implement the Vietnam Charging Program for all applicable sales under the program until December 31, 2024, subject to exclusions set forth in the agreement, and (ii) VinFast Vietnam is responsible for paying the costs to implementing the Vietnam Charging Program for all EVs sold from January 1, 2025 onward.

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

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On April 12, 2024, a putative shareholder, Jeremie Comeau, filed a class action lawsuit against our Company, our former and current Chief Executive Officer, our former and current Chief Financial Officer, and members of our Board of Directors (collectively, the “Comeau Defendants”) (the “Comeau Action”). the Plaintiff alleges that the Comeau Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The lawsuit purports to bring claims on behalf of investors in the Company who purchased securities (i) “pursuant and/or traceable to” the offering documents issued in connection with the August 14, 2023 merger among the Company, Black Spade Acquisition Co., and Neuvo Tech Limited, and/or (ii) “between August 15, 2023 and January 17, 2024.” The Plaintiff alleges that Comeau Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) and seek damages and other relief. On May 9, 2024, the Court granted the parties’ joint stipulation accepting service and postponing any necessary filings until after a Lead Plaintiff was selected by the Court. On November 1, 2024, the Court consolidated the Comeau and Qian cases into one and appointed the Nannicinis as Lead Plaintiffs, and their counsel, Robbins Geller, as lead counsel. On January 15, 2025, the Lead Plaintiffs filed their Amended Complaint, which, among other changes, removed our current Chief Financial Officer as a defendant. On January 22, 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. In accordance with the Court’s rules, on March 17, 2025 the Comeau Defendants filed a letter setting forth the bases for their anticipated motion to dismiss and requesting a pre-motion conference with the Court, and Lead Plaintiffs filed a response on April 16, 2025. On March 18, 2025, the Court granted the Comeau Defendants’ request for a pre-motion conference, and the conference is scheduled for May 15, 2025.

Arcelormittal, Plaintiff, v. VinFast Auto, LLC; VinFast USA Distribution, LLC; Vingroup USA, LLC; VinFast Trading And Production JSC; and VinFast Auto Ltd.

In April 2024, ArcelorMittal S.A. (“ArcelorMittal”) filed complaints with the U.S. District Court for the Central District of California (the “Court”) and the United States International Trade Commission (the “ITC”) against VinFast Auto Ltd., VinFast Auto, LLC, VinFast USA Distribution, LLC, Vingroup USA, LLC and VinFast Vietnam, alleging that the VinFast entities develop, manufacture and import certain products in a manner that allegedly infringes U.S Patent Nos. 10,961,602 and 11,326,227 held by ArcelorMittal, and incorporate such products into VinFast’s vehicles. The complaints request that the ITC and/or the Court, among other things, initiate an investigation into the matter, issue a permanent limited exclusion order to prevent the relevant products and vehicles from entering the United States, enforce a cease-and-desist against VinFast and an award of damages to ArcelorMittal. The District Court action has been stayed pending resolution of the ITC action. The ITC action is currently in discovery and an evidentiary hearing (trial) was held from March 3 to March 7, 2025. VinFast and ArcelorMittal submitted their opening post-hearing briefs to the Judge. We are currently waiting for a decision from the judge.

Apart from the foregoing, we are not aware of any material governmental, legal or arbitration proceedings that are currently pending or threatened.

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

The information required by this Item, including a summary of certain key provisions of our constitution, is set forth in “Item 6.C. — Composition of the Board of Directors — Duties of Directors” and Exhibit 2.4 to this Annual Report.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources,” “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this Annual Report.

D.Exchange Controls

There are no governmental laws, decrees, regulations, or other legislation in Singapore that may affect the import or export of capital, including the availability of cash and cash equivalents for use by VinFast, or that may affect the remittance of dividends, interest, or other payments by VinFast to non-resident holders of its ordinary shares. The risks associated with exchange controls experienced in the ordinary course of business are described in “Item 3. — D. Risk Factors — Risks Relating to Our International Operations — There are risks associated with investments in companies with international operations, specially outside the U.S., including those in relation to political, economic and legal conditions.”

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

Global Anti-Base Erosion Model Rules (Pillar Two)

The Global Anti-Base Erosion Model Rules (Pillar Two) (“BEPS Pillar 2”) rules are implemented in Singapore via the Multinational Enterprise (Minimum Tax) Act 2024 (“MMTA”). It introduces (1) the multinational enterprise top-up tax (“MTT”), and (2) the domestic top-up tax (“DTT”).

The MMTA applies to a multinational enterprise (“MNE”) group for a financial year beginning on or after 1 January 2025 if its annual consolidated group revenue (determined by reference to the consolidated financial statements of its ultimate parent entity) for at least 2 financial years out of the 4 financial years immediately before that financial year is equal to or exceeds EUR 750 million.

MTT applies to a Singapore parent entity’s ownership interest in its relevant entities outside Singapore and its stateless entities but does not apply to its ownership interest in its domestic entities. The minimum rate for MTT is 15% and the top-up amount is computed using the effective tax rate (“ETR”) that is calculated on a jurisdictional basis for an MNE group. The charging provision for MTT is found in section 12 of the MMTA, which imposes MTT on an entity if (1) the entity is a responsible member of an MNE group at any time in the financial year, (2) the MNE group is an in-scope MNE group for the financial year, (3) the entity holds an ownership interest in another constituent entity (“CE”) of the MNE group at any time in the financial year, (4) that other CE is located in a jurisdiction outside Singapore or is a stateless entity, and has a top up amount for the financial year, and (5) the entity is located in Singapore.

The DTT imposes a top-up tax on certain CEs located in Singapore to raise their ETR to at least 15%. The charging provision for the DTT is section 28 of the MMTA, which imposes DTT equivalent to the on an MNE group for a financial year if (1) the MNE group is an in-scope MNE group, (2) at least one of its CEs is located in Singapore or is: (a) a flow through entity established, formed, incorporated or registered under the laws of Singapore, (b) not a responsible member, and (c) a reverse hybrid entity with respect to any of its income, expenditure, profit or loss, and (3) the MNE group has a top up amount for that financial year.

In-scope MNE groups are subject to various administrative requirements. This includes registering under the MMTA, designating a Singapore CE to be a Designated Local DTT Filing Entity (“DFE”) / Designated Local GIR Filing Entity (“GFE”), submitting MTT and DTT returns, and making a GloBE information return (“GIR”) filing.

However, excluded entities are excluded from the MTT and DTT. While their revenue is still taken into account to determine if the MNE group is in-scope, their attributes such as their profits, losses, taxes accrued, tangible assets, and payroll expenses are excluded from the various computations under MTT and DTT including the de minimis exclusion. Further, such entities are not subject to any administrative obligations under MTT and DTT, such as the filing of a GloBE Information Return. Excluded entities include a governmental entity, an international organisation and a non-profit organisation.

Further, the MTT and DTT regimes also provide for safe harbours that help reduce the MNE groups’ compliance burden. Where a safe harbour is elected by an MNE group for a jurisdiction, the top-up amounts for qualifying entities of the MNE group in the jurisdiction are treated as nil. Singapore currently has three safe harbours: (1) transitional CbCR Safe Harbour, (2) simplified Calculations Safe Harbour, and (3) QDMTT Safe Harbour.

Penalties may be imposed under the MMT Act where an in-scope MNE group fails to meet its obligations for MTT and DTT. As MTT and DTT rules are new, MNEs will require time to familiarize themselves with the rules. In view that some MNEs have given feedback that such rules are complex, IRAS will adopt a light touch approach for the first 3 FYs from FY 2025, if an MNE group can demonstrate that it has taken reasonable measures to ensure the correct application of the rules.

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

Based on our current and expected income and assets (taking into account the expected cash proceeds from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement and our current and anticipated market capitalization), we do not believe we were a PFIC for our taxable year ended December 31, 2024 or presently expect to be a PFIC for our current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our income and assets that are passive under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any prior or future taxable year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC.

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

Interest rate risk

We are exposed to interest rate risk due to our debt obligations with floating interest rates. As of December 31, 2024, VND37,911.0 billion ($1,557.9 million), or 61.2% of our total debt had floating interest rates. We define “total debt” as the sum of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties. We hedge a portion of this risk by entering into interest rate swaps for certain loans and borrowings. The recent rise in interest rates has led to increases in interest rates of our floating interest loans, leading to increases in finance costs. To manage this risk, we monitor market movements to select the appropriate time and terms to consider when entering into these interest rate swaps transactions.

As of December 31, 2023 and December 31, 2024, the benchmark used in the majority of our floating rate loans was SOFR plus a margin ranging from 1.2% to 3.6% per year. As of December 31, 2022, the benchmark used in the majority of our floating rate loans was LIBOR (3M or 6M) plus a margin ranging from 0.8% to 3.5% per year. An increase or decrease in the LIBOR of 1.5%, holding all other variables constant, would result in an increase or decrease in the fair value of cross currency interest rate swap derivative instruments of approximately VND254.0 billion or VND263.5 billion, respectively, in our net loss for the year ended December 31, 2022. An increase or decrease in the SOFR of 1.5%, holding all other variables constant, would result in an increase or decrease in the fair value of cross currency interest rate swap derivative instruments of approximately VND348.0 billion or VND348.1 billion, respectively, in our net loss for the year ended December 31, 2023. An increase or decrease in the SOFR of 1.5%, holding all other variables constant, would result in an increase or decrease in the fair value of cross currency interest rate swap derivative instruments of approximately VND79.6 billion ($3.3 million) or VND84.8 billion ($3.5 million), respectively, in our net loss for the year ended December 31, 2024.

Foreign exchange risk

Our functional and reporting currency is Vietnamese Dong. We are exposed to foreign exchange risk in respect of our operating activities, including the import of some supplies and components used in the manufacture of our EVs, which includes the chassis, powertrain, and electrical and electronic parts, and our loans and borrowings denominated in non-VND currencies, in particular U.S. dollars. As of December 31, 2024, 41.0% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings, and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) were denominated in U.S. dollars, 57.4% were denominated in Vietnamese Dong, and 0.7% were denominated in Indonesia Rupiah, 0.7% were denominated in Indian Rupee and 0.2% were denominated in euros. Our exposure to foreign exchange risk will increase as revenue from the sales of EVs and the provision of related services in other markets, such as North America and Europe, which are denominated in foreign currencies, contribute a greater share of our revenue. We hedge a portion of this risk by entering into foreign exchange rates swap and foreign exchange forward contracts for certain loans and borrowings.

Liquidity risk

We are exposed to liquidity risk. We have managed this liquidity risk by arranging for long-term credit facilities with the banks, seeking financial support from Vingroup, including in the form of debt financing, corporate loan guarantees, capital contributions and grants, or issuing long-term corporate bonds, to ensure that our outstanding loans and bonds will be repaid after roll out of our EV business and expansion initiatives.

For more information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We are a growth stage company in the EV industry and face challenges associated with the marketing and sale of products in different markets ” and “— Risks Relating to Our Financial Position and Need for Additional Capital — We are a growth stage company with a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding as the Company’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed in this Annual Report.”

Commodity price risk

We utilize various commodities in the manufacture of our vehicles and batteries, including steel, aluminum and resin. This exposes us, directly and indirectly, to commodity price risk, as commodity prices are subject to fluctuations due to various factors beyond our control, including market conditions, global demand for these materials and escalations of hostilities, such as the launch of a military action in Ukraine by Russia on February 24, 2022.

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

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024.

Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below. Notwithstanding the identified material weaknesses, our CEO and CFO have concluded that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). In January 2024, we acquired 100 percent of VinES and its subsidiaries, and subsequently, in May 2024, we completed a spin-off of VinES’ core business operations and assets related to battery pack assembly and battery cell manufacturing to a new subsidiary, VinEG. Management has excluded VinEG and its subsidiaries from its assessment of ICFR as of December 31, 2024. The total assets and revenue attributable to VinEG and its subsidiaries, which were excluded from the assessment, represented approximately 10% and 0.07%, respectively, of our consolidated financial statement amounts as of and for the year ended December 31, 2024.

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses as described below. Notwithstanding the material weaknesses described herein, we believe that our consolidated financial statements for the periods covered by and included in this annual report are prepared in accordance with U.S. GAAP and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

The material weaknesses that we have identified relate to:

●	certain control activities impacting the financial statements close and consolidation process were not designed and operating effectively, resulting in certain errors not being prevented or detected and corrected in a timely manner;
●	insufficient financial reporting and accounting personnel with the appropriate knowledge, skills and experience in applying U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and

●	ineffective IT general controls over key financial reporting applications, programs and data, including periodic monitoring to ensure that program changes were authorized and appropriately tested, as well as the evaluation of the appropriateness of user access rights.

As a result of the foregoing, we developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we have implemented and are continuing to implement include:

●	conducting internal controls and global compliance training for our employees, as well as in-depth training on ICFR control implementation for our accounting and finance teams. Additionally, we have engaged a professional consulting firm to conduct training on the Sarbanes-Oxley Act of 2002 (the “SOX Act”) requirements;
●	enhancing our training programs and procedures for reviewing financial statements based on changes to accounting standards and regulations, including the engagement of third-party experts to provide updates on U.S. GAAP, SEC reporting requirements and procedures, and industry expertise in order to upskill our financial reporting and accounting personnel;
●	refining the roles and responsibilities we have established for the accounting and financial reporting staff across our Company. We have also enhanced the control layers around U.S. GAAP accounting entries and estimates, timeline monitoring, cooperation between accounting and operational departments for the closing process;
●	engaging third-party experts to update our U.S. GAAP accounting policy manual to accommodate new transactions and guidance as we expand into overseas markets; and
●	updating the documentation and testing control procedures used in the preparation of financial statements, including changes in operations, process level and IT general controls, to comply with the requirements of the SOX Act by establishing process guidelines, a risk and control matrix and guidelines for evaluating the effectiveness of ICFR.

For Information Technology General Controls, we have developed and are continuing to implement a remediation plan that includes the following key actions:

●	performing detailed reviews to evaluate the appropriate segregation of incompatible duties and implementing segregation of duties in user access provisioning and periodic access review. We are also implementing detailed review procedures over privileged access activities to evaluate the appropriateness of these privileged activities; and
●	having developed a comprehensive work plan to support the performance of periodic change monitoring control to evaluate whether changes are properly authorized, tested and approved.

The material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, particularly enhancing our accounting policies and procedures for the preparation of U.S. GAAP consolidated financial statements and the knowledge, skills and experience of our financial reporting and accounting personnel in the application of U.S. GAAP and SEC rules, we are only in the process of implementing such remedial measures. Therefore, we will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above and perform additional procedures prescribed by management. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financial Position & Need for Additional Capital — We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements” and “— Risks Relating to Our Financial Position & Need for Additional Capital - We have restated our financial statements for the fiscal year ended December 31, 2023.”

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Vietnam Limited, an independent registered public accounting firms, as stated in their report on our internal control over financial reporting as of December 31, 2024, which is included herein. See paragraph “Attestation Report of the Registered Public Accounting Firm” of the present Item 15, below.

Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Vietnam Limited, has audited the consolidated financial statements included in this Annual Report, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Ernst & Young Vietnam Limited, is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

Except as discussed above, there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of Mr. Ling and Mr. Tham qualify as an audit committee financial expert as defined in Item 16A of Form 20-F. Each member of the Audit Committee is an independent director within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

Our Company has adopted, and recently updated, a Code of Conduct, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Conduct applies to all of our Company’s executive officers, Board members and employees. We did not grant any waivers to the Code of Conduct during the year ended December 31, 2024.

Our Code of Conduct is available on our website at https://vinfastauto.us/investor-relations/governance. Our Code of Conduct is not incorporated by reference to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants Ernst & Young Vietnam Limited for fiscal year ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024

	(in thousands of USD)
Audit Fees(1)	5,620.8	10,950.0
Audit-Related Fees(2)	1,265.0	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	6,885.8	10,950.0
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and other audit services provided by our independent registered public accounting firm in connection with regulatory filings to the SEC.
(2)	“Audit-related fees” means the aggregate fees listed for professional services rendered by our independent registered public accounting firm related to the audit of our financial statements that are not reported under “audit fees.”
(3)	“Tax fees” means the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees billed for transaction and other advisory services provided by our independent registered public accounting firm.

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

All services provided by our principal accountants in 2024 detailed in the table above were approved by our Audit Committee.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq. We intend to follow home country practices in lieu of the listing requirements of Nasdaq with regard to the following:

●	The requirement under Section 5605(b)(1) of the Nasdaq listing rules that a company’s board of directors to be comprised of a majority of independent directors. Our Board currently consists of six members, including two independent directors.
●	The requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors must have regularly scheduled meetings with only the independent directors present.
●	The requirement under Section 5605(c)(2)(A) of the Nasdaq listing rules that companies must have an audit committee of at least three members. Our Audit Committee currently consists of two members that are independent directors and that meet the criteria for independence under Rule 10A-3(b)(1) of the Exchange Act.
●	The requirement under Section 5605(d)(2) of the Nasdaq listing rules that companies must have a compensation committee and that each company must have a compensation committee comprising of at least two independent directors. Our Compensation Committee currently consists of two members, both of whom are independent director.
●	The requirement under Section 5605(e)(1) of the Nasdaq listing rules that director nominees to be selected or recommended for selection by the board in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. Our Nominating and Corporate Governance Committee currently consists of three members, each of whom is a non-independent director.
●	The requirement under Section 5620(c) of the Nasdaq listing rules that a quorum specified in a company’s by-laws for any meeting of the holders of common stock must consist of at least 33 1/3% of the outstanding shares of a company’s common voting stock. Our constitution provides that the quorum at any general meeting shall be two members present in person or by proxy.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy setting forth procedures governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees, or us, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. Our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

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

The way we currently manage our cybersecurity risk includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	a security team principally responsible for managing: (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	backup and recovery procedures for critical systems and data;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our security controls; and
●	cybersecurity awareness training of our employees, incident response personnel, and senior management.

We are in the process of implementing our cybersecurity risk management program into our overall enterprise risk management program to oversee and identify risks from cybersecurity threats associated with our use of any third-party service providers.

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

Governance

Cybersecurity risk is an important consideration in our Board’s management of operational risk. As part of its risk management oversight function, our Audit Committee supports our Board in discharging its oversight duties. Our Audit Committee oversees management’s implementation of our cybersecurity risk management program. Our management team has implemented processes to update our Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. Our Audit Committee is expected to report to our Board regarding material activities related to cybersecurity.

Our management team is responsible for assessing and managing material risks from cybersecurity threats. Our IT department, including our Deputy CEO in charge of IT, is responsible for our cybersecurity program and directly supervises internal personnel and external consultants. Our cybersecurity team possesses diverse experience across various cybersecurity specializations, covering IT, operational technology, and security infrastructure. For automotive security, our Electric & Electronic (“EE”) department, including our Deputy CEO in charge of EE is responsible for ensuring the safety and protection of our vehicles by implementing security measures, monitoring access, and preventing theft or unauthorized use.

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

ITEM 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
1.1	Constitution of VinFast	Form 20-F	001-41782	1.1	August 18, 2023
2.1	Specimen Ordinary Share Certificate of VinFast	Form 20-F	001-41782	2.1	August 18, 2023
2.2	Specimen Warrant Certificate of VinFast	Form F-4/A	333-272663	4.5	June 15, 2023
2.3	Assignment, Assumption and Amendment Agreement (including the Warrant Agreement annexed therein), dated as of August 11, 2023, by and among VinFast, Black Spade and Continental Stock Transfer & Trust Company	Form 20-F	001-41782	4.7	August 18, 2023
2.4	Description of securities registered under Section 12 of the Exchange Act	Form 20-F	001-41782	2.4	April 25, 2024
4.1	Business Combination Agreement, dated as of May 12, 2023, by and among VinFast, Black Spade and Merger Sub	Form F-4/A	333-272663	2.1	June 15, 2023
4.2	First Amendment to Business Combination Agreement, dated as of June 14, 2023 by and among VinFast, Black Spade and Merger Sub	Form F-4/A	333-272663	2.2	June 15, 2023
4.3†	Shareholders Support and Lock-Up Agreement and Deed, dated May 12, 2023, between VinFast and Black Spade	Form F-4/A	333-272663	10.1	June 15, 2023
4.4†	Sponsor Support and Lock-Up Agreement and Deed, dated May 12, 2023, among VinFast, Black Spade and the Sponsor	Form F-4/A	333-272663	10.2	June 15, 2023
4.5	First Amendment to Sponsor Support Agreement, dated as of June 14, 2023, by and among VinFast, Black Spade and the Sponsor	Form F-4/A	333-272663	10.3	June 15, 2023
4.6	Registration Rights Agreement, dated as of August 11, 2023, by and among VinFast and the holder parties thereto	Form 20-F	001-41782	4.6	August 18, 2023
4.7+	VinFast Incentive Award Plan	Form 20-F	001-41782	4.9	August 18, 2023
4.8+	Form of Indemnification Agreement between VinFast and its Directors and Officers	Form F-4/A	333-272663	10.11	June 15, 2023
4.9‡	In-Principal Asset Sale Agreement, dated December 30, 2021, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.12	June 15, 2023
4.10‡	Amendment and Supplement to the In-Principal Asset Sale Agreement, dated March 25, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.13	June 15, 2023

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
4.11‡	Amendment and Supplement No. 2 to the In-Principal Asset Sale Agreement, dated May 15, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.14	June 15, 2023
4.12‡	Battery Sale and Purchase Framework Agreement, dated September 23, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.15	June 15, 2023
4.13‡	Consultancy Service Agreement, dated September 23, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.16	June 15, 2023
4.15‡	In-principle Agreement for Purchase of Goods, dated October 29, 2022, between VinES and VinFast Vietnam	Form F-4/A	333-272663	10.17	June 15, 2023
4.16‡†	Factory Lease Agreement, dated February 24, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4/A	333-272663	10.18	June 15, 2023
4.17‡	Amendment No. 2 to the Factory Lease Agreement, dated February 28, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4/A	333-272663	10.19	June 15, 2023
4.18‡	Amendment No. 3 to the Factory Lease Agreement, dated March 29, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4/A	333-272663	10.20	June 15, 2023
4.19‡	Amendment No. 4 to the Factory Lease Agreement, dated November 1, 2022, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.19	April 25, 2024
4.20‡†	Amendment No. 5 to the Factory Lease Agreement, dated December 10, 2022, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.20	April 25, 2024
4.21‡†	Factory Lease Agreement, dated January 15, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.21	April 25, 2024
4.22‡†	Amendment No. 5 to the Factory Lease Agreement, dated February 1, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.22	April 25, 2024
4.23‡†	Amendment No.6 to the Factory Lease Agreement, dated October 1, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.23	April 25, 2024
4.24*	Financial Support Letter, dated April 15, 2025, by and between Vingroup and VinFast
4.25*‡†	Amendment No. 7 to the Factory Lease Agreement, dated July 5, 2024, between VHIZ JSC and VinFast Vietnam
4.26*‡	Amendment No. 8 to the Factory Lease Agreement, dated November 1, 2024, between VHIZ JSC and VinFast Vietnam
4.27‡†	Deed Poll, dated April 29, 2022, relating to Vingroup’s fixed rate exchangeable bonds due 2027	Form F-4/A	333-272663	10.22	June 15, 2023
4.28‡	Supplemental Deed Poll, dated April 12, 2024, relating to Vingroup’s $625,000,000 fixed rate exchangeable bonds due 2027	Form 20-F	001-41782	4.26	April 25, 2024
4.29	Site Development Agreement, dated July 1, 2022, by and between the North Carolina Department of Commerce, VinFast Manufacturing US, LLC and Vingroup.	Form F-4/A	333-272663	10.25	June 15, 2023
4.30	Option to Purchase Real Estate, dated November 8, 2022, by and between North Carolina Department of Commerce and VinFast Manufacturing US, LLC	Form F-4/A	333-272663	10.26	June 15, 2023

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
4.31	Community Economic Development Agreement, dated March 29, 2022, by and between the Economic Investment Committee of the State of North Carolina, VinFast Manufacturing US, LLC, VinFast Vietnam, VinFast Trading & Investment Pte. Ltd. and VinES	Form F-4/A	333-272663	10.27	June 15, 2023
4.32	Ordinary Shares Subscription Agreement, dated June 30, 2023, by and between VinFast and Gotion	Form F-4/A	333-272663	10.28	June 15, 2023
4.33	Backstop Subscription Agreement, dated August 10, 2023, by and among VinFast, Black Spade and Lucky Life	Form 20-F	001-41782	4.28	August 18, 2023
4.34	Standby Equity Subscription Agreement, dated October 20, 2023, by and between VinFast and Yorkville	Form 6-K	001-41782	99.1	October 20, 2023
8.1*	List of subsidiaries of VinFast
11.1*	Insider Trading Compliance Policy
12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Vietnam Limited, an independent registered public accounting firm.
97.1	VinFast Policy for Recovery of Erroneously Awarded Compensation	Form 20-F	001-41782	97.1	April 25, 2024
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
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

VINFAST AUTO LTD.
Date: April 28, 2025	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director

VinFast Auto Ltd.

Consolidated financial statements

as of December 31, 2024 and 2023 and for the years then ended

VinFast Auto Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of VinFast Auto Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VinFast Auto Ltd. (“VinFast Auto” or “the Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with United States of America generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2025 expressed an adverse opinion thereon.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Reorganization of entities under common control

As discussed in Note 3 to the consolidated financial statements, the Company has retrospectively adjusted to include the historical financial statements of VinEG Green Energy Solutions Joint Stock Company and its subsidiaries since the establishment.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Warranty Reserve

Description of the Matter

As of 31 December 2024, the aggregate carrying amount of the warranty reserve amounted to VND5,629,435 million and it is included in other current liabilities and other non-current liabilities in the consolidated balance sheets. As disclosed in Note 2(l) to the consolidated financial statements, the Group provides manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties including recalls when identified. Management engaged an independent actuary expert to assist them in the determination of warranty reserve for vehicles.

Auditing the warranty reserve is complex given that the Group only commenced volume production of VinFast vehicles in June 2019, therefore management’s experience with warranty claims is limited. In addition, the estimation of warranty reserves involved significant judgments and estimates used by management related to the nature, frequency and average costs of claims. This involved significant auditor judgment, subjectivity, and effort in designing and performing procedures to evaluate management’s significant assumptions for the warranty reserve of VinFast vehicle models. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures.

How We Addressed the Matter in Our Audit

Our audit procedures included, testing management’s process in developing their estimates on the nature, frequency and average costs of claims and evaluating the reasonableness of these significant assumptions by testing the completeness and accuracy of historical vehicle claims processed and testing that such claims were appropriately used by management in the estimation of claims; comparing against actual claims incurred to date, evaluating relevant external market and industry data; checking arithmetic accuracy of management’s computation of the warranty reserve; assessing the competency, objectivity and capabilities of the independent actuary engaged by management.

We involved our internal specialist to assist in evaluating the reasonableness of certain aspects of management’s significant assumptions related to the nature, frequency and average costs of claims and developing an independent estimate of warranty reserve for VinFast vehicle models.

We also assessed the adequacy of the Group’s related disclosures in note 2(l) to the consolidated financial statements with respect to the warranty reserve.

Impairment of long-lived assets

Description of the Matter

As described in Note 2(j) to the consolidated financial statements, the Group evaluates the recoverability of its long-lived assets, including property, plant and equipment, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As of December 31, 2024, long-lived assets included property, plant and equipment amounting to VND78,699,515 million, intangible assets amounting to VND1,164,635 million and right-of use assets amounting to VND5,130,225 million, of which an asset group comprising of sales of cars represented a significant part of the aggregate balance. The recoverability assessment of this asset group required judgments and estimates and hence, is a critical audit matter.

The Group evaluates the recoverability of the asset group comprising of sales of cars by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition using key assumptions including revenue growth and gross margin improvements. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss on long-lived assets for the excess of the carrying amount of the assets over their fair value.

Auditing the recoverability of the identified asset group above is complex due to the use of key underlying assumptions and estimates in the preparation of undiscounted cash flows including revenue growth and gross margin improvements. These assumptions and estimates required management to exercise significant judgment and are subject to uncertainties, which are forward-looking and based on expectations about future economic and market conditions.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, obtaining an understanding of the process applied by management in the preparation of the undiscounted cash flows including the determination of key assumptions with regards to revenue growth and gross margin improvements. We assessed the reasonableness of such assumptions by comparing them against the Group’s business strategies and taking into consideration current industry and economic trends. We also reviewed financial results in earnings performance compared to prior periods, negative cash flows from operations, and assessed whether these would represent impairment indicators, when applicable.

We inquired management to obtain an understanding of changes in the businesses, read industry journals and publications to independently identify changes in the environments or the geographic areas and evaluating whether management has considered identified changes, if any, assessing the appropriateness of methodologies, testing the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by the Group in its analysis. We compared the significant assumptions used by management to current industry and economic trends, as well as historical results. We assessed the historical accuracy of management’s estimates and performed sensitivity analysis of significant assumptions to evaluate the changes in the undiscounted cash flows of the asset groups that would result from changes in the assumptions. We also involved valuation specialists in evaluating the reasonableness of certain aspects of management’s assumptions related to overall method and revenue growth.

We also assessed the adequacy of the Group’s related disclosures in note 2(j) to the consolidated financial statements with respect to the impairment of long-lived assets.

/s/ Ernst & Young Vietnam Limited

We have served as the Company’s auditor since 2017.

Ho Chi Minh City, Vietnam

April 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of VinFast Auto Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited VinFast Auto Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, VinFast Auto Ltd. (“the Company”) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of VinEG Green Energy Solutions Joint Stock Company (“VinEG”) and its subsidiaries, which are included in the 2024 consolidated financial statements of the Company and constituted 10% of total assets as of December 31, 2024 and 0.07% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of VinEG and its subsidiaries.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses associated with (i) the Company has insufficient financial reporting and accounting personnel with the appropriate knowledge, skills and experience in applying U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately, (ii) certain control activities impacting the financial statements close and consolidation process were not designed and operating effectively, resulting in certain errors not being prevented or detected and corrected in a timely manner, and (iii) ineffective IT general controls over key financial reporting applications, programs and data, including periodic monitoring to ensure that program changes were authorized and appropriately tested, as well as the evaluation of the appropriateness of user access rights.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 28, 2025 which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Vietnam Limited

Ho Chi Minh City, Vietnam

April 28, 2025

VinFast Auto Ltd.

CONSOLIDATED BALANCE SHEETS

as at December 31, 2024 and 2023

		As of December 31,
	Notes	2023	2024	2024
		VND million	VND million	USD
		(Adjusted) (*)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	4,095,472	3,306,793	135,886,295
Restricted cash	5	102,932	2,371,038	97,433,244
Trade receivables	6	469,918	5,605,064	230,329,320
Advances to suppliers	7	4,753,634	8,694,990	357,303,883
Inventories, net	8	30,141,381	27,907,030	1,146,785,700
Short-term prepayments, other receivables and other assets	9	8,006,103	11,485,118	471,958,825
Short-term derivative assets	21	548,010	185,787	7,634,559
Current net investment in sales-type lease	18	87,552	134,713	5,535,772
Short-term investments		4,105	818,975	33,654,202
Short-term amounts due from related parties	23	2,374,382	4,272,121	175,554,592
Total current assets		50,583,489	64,781,629	2,662,076,392

NON-CURRENT ASSETS
Trade receivables		110,312	615,650	25,298,952
Property, plant and equipment, net	10	79,122,703	78,699,515	3,234,005,137
Intangible assets, net	11	1,346,324	1,164,635	47,858,434
Right-of-use assets	18	7,081,509	5,130,225	210,816,725
Long-term derivative assets	21	66,124	—	—
Long-term prepayments		217,180	680,539	27,965,441
Non-current net investment in sales-type lease	18	620,665	1,024,740	42,109,719
Investment in equity investees	12	1,214,938	1,166,102	47,918,718
Other long-term investments	21	918,040	918,040	37,725,087
Long-term amounts due from related parties	23	51,073	3,630	149,168
Restricted cash	5	660,363	1,610,439	66,177,892
Other non-current assets		4,865,001	171,352	7,041,381
Total non-current assets		96,274,232	91,184,867	3,747,066,653
TOTAL ASSETS		146,857,721	155,966,496	6,409,143,045
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).

VinFast Auto Ltd.

CONSOLIDATED BALANCE SHEETS (continued)

as at December 31, 2024 and 2023

		As of December 31,
	Notes	2023	2024	2024
		VND million	VND million	USD
		(Adjusted) (*)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	13	42,924,034	39,124,086	1,607,729,032
Convertible debenture		1,190,475	—	—
Short-term financial liabilities	21	18,258,063	21,619,612	888,416,355
Trade payables		12,146,588	20,791,192	854,374,029
Deposits and down-payment from customers	14	1,194,112	3,565,463	146,515,841
Short-term deferred revenue	15	149,747	123,951	5,093,528
Short-term accruals	16	11,431,878	11,060,958	454,528,786
Other current liabilities	17	13,875,625	9,473,783	389,306,883
Current portion of lease liabilities	18	1,524,356	1,498,472	61,576,824
Amounts due to related parties	23	49,341,144	64,251,391	2,640,287,282
Total current liabilities		152,036,022	171,508,908	7,047,828,560
NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	13	30,170,149	22,862,890	939,506,472
Long-term financial liabilities	21, 22	137,057	36,326	1,492,747
Other non-current liabilities	17	2,194,253	6,300,113	258,891,021
Non-current lease liabilities	18	5,330,344	4,076,654	167,522,252
Long-term deferred revenue	15	1,569,733	2,722,698	111,884,035
Deferred tax liabilities	19	1,025,264	938,643	38,571,728
Long-term accruals		123,867	329,267	13,530,594
Amounts due to related parties	23	19,682,747	42,095,740	1,729,843,435
Total non-current liabilities		60,233,414	79,362,331	3,261,242,285
Commitments and contingencies	25
EQUITY
Ordinary shares (2,337,788,498 and 2,338,812,496 shares issued and outstanding as of December 31, 2023 and 2024, respectively)		9,847,536	9,867,167	405,472,242
Accumulated losses		(190,502,556)	(267,792,169)	(11,004,403,904)
Additional paid-in capital		38,258,499	93,673,976	3,849,351,798
Other comprehensive loss		(385,873)	(460,644)	(18,929,279)
Deficit attributable to equity holders of the parent		(142,782,394)	(164,711,670)	(6,768,509,143)
Non-controlling interests		77,370,679	69,806,927	2,868,581,344
Total deficit		(65,411,715)	(94,904,743)	(3,899,927,799)
TOTAL DEFICIT AND LIABILITIES		146,857,721	155,966,496	6,409,143,045
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).

VinFast Auto Ltd.

CONSOLIDATED STATEMENT OF OPERATIONS

for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		VND million	VND million	VND million	USD
		(Adjusted) (*)	(Adjusted) (*)
Revenues
Sales of vehicles		12,655,158	25,398,136	40,145,556	1,649,704,376
Sales of merchandise		112,206	142,800	101,134	4,155,907
Sales of spare parts and components		717,080	882,146	1,823,617	74,938,032
Rendering of services		222,732	455,351	895,835	36,812,616
Rental income
Revenue from leasing activities		220,570	1,005,388	1,052,873	43,265,790
Revenues (**)		13,927,746	27,883,821	44,019,015	1,808,876,721
Cost of vehicles sold		(25,635,068)	(38,809,282)	(66,117,104)	(2,716,955,167)
Cost of merchandise sold		(151,353)	(155,959)	(104,845)	(4,308,404)
Cost of spare parts and components sold		(592,587)	(608,611)	(700,805)	(28,798,233)
Cost of rendering services		(389,635)	(1,049,726)	(1,496,040)	(61,476,885)
Cost of leasing activities		(205,882)	(971,154)	(877,860)	(36,073,968)
Cost of sales		(26,974,525)	(41,594,732)	(69,296,654)	(2,847,612,657)
Gross loss		(13,046,779)	(13,710,911)	(25,277,639)	(1,038,735,936)
Operating expenses:
Research and development costs		(21,196,862)	(15,414,442)	(10,025,329)	(411,971,605)
Selling and distribution costs		(5,222,963)	(5,661,737)	(7,995,602)	(328,563,879)
Administrative expenses		(4,210,502)	(5,611,548)	(8,892,429)	(365,417,259)
Net other operating expenses	20	(879,141)	(1,572,015)	(3,208,159)	(131,833,121)
Operating loss		(44,556,247)	(41,970,653)	(55,399,158)	(2,276,521,800)
Finance income	20	163,120	422,746	354,530	14,568,728
Finance costs	20	(8,729,279)	(13,782,105)	(19,108,150)	(785,212,657)
Net gain/(loss) on financial instruments at fair value through profit or loss		1,226,012	(4,879,833)	(3,183,030)	(130,800,493)
Share of profit/ (losses) from equity investees		32	36,422	(48,836)	(2,006,821)
Loss before income tax expense		(51,896,362)	(60,173,423)	(77,384,644)	(3,179,973,043)
Tax expense	19	(1,062,335)	(76,925)	29,695	1,220,259
Net loss for the year		(52,958,697)	(60,250,348)	(77,354,949)	(3,178,752,784)
Net loss attributable to non-controlling interests		(70,885)	(82,222)	(89,585)	(3,681,323)
Net loss attributable to controlling interest		(52,887,812)	(60,168,126)	(77,265,364)	(3,175,071,461)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).
(**)	Including sales to related parties in 2022, 2023 and 2024 of VND1,023.3 billion, VND19,305.4 billion and VND13,482.8 billion (USD554 million), respectively.

VinFast Auto Ltd.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE LOSS

for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		VND million	VND million	VND million	USD
		(Adjusted) (*)	(Adjusted) (*)
Net loss for the year		(52,958,697)	(60,250,348)	(77,354,949)	(3,178,752,784)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(40,571)	(281,808)	(74,771)	(3,072,570)
Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(40,571)	(281,808)	(74,771)	(3,072,570)

Total comprehensive loss for the year, net of tax		(52,999,268)	(60,532,156)	(77,429,720)	(3,181,825,354)
Net loss attributable to non-controlling interests		(70,885)	(82,222)	(89,585)	(3,681,323)
Comprehensive loss attributable to controlling interest		(52,928,383)	(60,449,934)	(77,340,135)	(3,178,144,031)

		VND	VND	VND	USD

Net loss per share attributable to ordinary shareholders
Basic and diluted	20	(23,005)	(26,038)	(33,042)	(1.4)

					Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted		2,299,008,659	2,310,823,009	2,338,415,230	2,338,415,230
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended December 31, 2024, 2023 and 2022

			Additional
	Number of	Ordinary	paid-in		Other
	shares of	shares -	capital -	Accumulated	comprehensive	Non-controlling	Total equity/
	VinFast Auto	VinFast Auto	VinFast Auto	losses	income/(loss)	interests	(deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
As of January 1, 2022, as adjusted (*)	2,298,963,211	553,892	3,582,000	(77,456,119)	(63,494)	(5,696)	(73,389,417)
Net loss for the year	—	—	—	(52,887,812)	—	(70,885)	(52,958,697)
Foreign currency translation adjustment	—	—	—	—	(40,571)	—	(40,571)
Additional capital contribution to VinFast Auto	1,036,787	317,129	—	—	—	—	317,129
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	77,515,874	77,515,874
Partial disposal of subsidiary	—	—	—	12,258	—	3,251	15,509
Deemed contribution from owners	—	—	12,311,667	—	—	—	12,311,667
As of December 31, 2022, as adjusted (*)	2,299,999,998	871,021	15,893,667	(130,331,673)	(104,065)	77,442,544	(36,228,506)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2024, 2023 and 2022

			Additional
			paid-in
	Number of	Ordinary	capital		Other		Total
	shares of	shares -	VinFast	Accumulated	comprehensive	Non-controlling	Shareholders’
	VinFast Auto	VinFast Auto	Auto	losses	loss	interests	equity (deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
Balance as of January 1, 2023, as adjusted (*)	2,299,999,998	871,021	15,893,667	(130,331,673)	(104,065)	77,442,544	(36,228,506)
Net loss for the year	—	—	—	(60,168,126)	—	(82,222)	(60,250,348)
Foreign currency translation adjustments	—	—	—	—	(281,808)	—	(281,808)
Issuance of ordinary shares	26,897,366	6,076,150	(1,470,984)	—	—	—	4,605,166
Share based compensation to service providers	32,463	6,020	—	—	—	—	6,020
Commitment shares issued under Standby Equity Subscription Agreement	800,000	118,828	(6,528)	—	—	—	112,300
Warrants exercised and additional paid to convert into capital	10,058,671	2,775,517	122,403	—	—	—	2,897,920
Changes in ownership in existing subsidiaries without losing control	—	—	—	(2,757)	—	2,757	—
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	144,083	—	—	—	144,083
Deemed contribution from owners through donation	—	—	23,575,858	—	—	7,600	23,583,458
Balance as of December 31, 2023, as adjusted (*)	2,337,788,498	9,847,536	38,258,499	(190,502,556)	(385,873)	77,370,679	(65,411,715)

(*)As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2024, 2023 and 2022

			Additional
			paid-in
	Number of	Ordinary	capital		Other		Total
	shares of	shares -	VinFast	Accumulated	comprehensive	Non-controlling	Shareholders’
	VinFast Auto	VinFast Auto	Auto	losses	loss	interests	equity (deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
Balance as of January 1, 2024, as adjusted (*)	2,337,788,498	9,847,536	38,258,499	(190,502,556)	(385,873)	77,370,679	(65,411,715)
Net loss for the year	—	—	—	(77,265,364)	—	(89,585)	(77,354,949)
Foreign currency translation adjustments	—	—	—	—	(74,771)	—	(74,771)
Share based compensation to service providers and employees	1,023,998	19,631	115,630	—	—	—	135,261
Allocation of commitment shares issued under Standby Equity Subscription Agreement	—	—	(40,416)	—	—	—	(40,416)
Additional capital contribution to VinFast Vietnam (**)	—	—	—	—	—	20,000,000	20,000,000
Changes in ownership in existing subsidiaries without losing control	—	—	—	(24,249)	—	24,249	—
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	(53,566)	—	—	—	(53,566)
Change in terms of previous issued Dividend Preference Shares (**)	—	—	27,498,416	—	—	(27,498,416)	—
Deemed contribution from owners through cash donation to the Company (***)	—	—	21,994,658	—	—	—	21,994,658
Deemed contribution from owner through free electric charging offered to VinFast's customers (****)	—	—	5,900,755	—	—	—	5,900,755
Balance as of December 31, 2024	2,338,812,496	9,867,167	93,673,976	(267,792,169)	(460,644)	69,806,927	(94,904,743)
USD	—	405,472,242	3,849,351,798	(11,004,403,904)	(18,929,279)	2,868,581,344	(3,899,927,799)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).
(**)	Refer to Note 22.
(***)

This represents financial supports in form of cash injected into the Group from Mr. Pham Nhat Vuong, the Managing Director and CEO of the Company, (“Mr. Pham”), being recognized in the consolidated statements of shareholders’ equity. Please refer to Note 22, Section “Capital Funding Agreement” for details. This also includes cash received during the year from the previous disposal of ICE assets.

(****)

This represents the grant to be paid by Mr.Pham for the entire free charging period for all applicable sales up to December 31, 2024 under the program (excluding the free charging programs that announced and committed by VinFast previously). This amount was recognised as a revenue deduction and deemed contribution from owner in our consolidated financial statements for fiscal year 2024. Please refer to Note 2 Section “Sale of vehicles (automobiles, escooters)” for details.

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		VND million	VND million	VND million	USD
		(Adjusted) (*)	(Adjusted) (*)
OPERATING ACTIVITIES
Net loss for the year		(52,958,697)	(60,250,348)	(77,354,949)	(3,178,752,784)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	10	4,044,611	6,507,912	9,493,586	390,120,649
Amortization of intangible assets	11	2,345,144	474,007	382,891	15,734,169
Impairment of goodwill, assets, right-of-use assets and changes in fair value of held for sale assets		1,094,484	1,303,932	3,932,677	161,605,794
Changes in operating lease right-of-use assets		448,651	1,162,222	1,258,911	51,732,525
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories		6,667,185	8,719,512	15,243,479	626,401,438
Allowance against receivables		172,571	—	—	—
Deferred income tax expenses/(incomes)	19	1,058,522	(34,502)	(86,621)	(3,559,523)
Unrealized foreign exchange losses		741,996	797,331	1,024,887	42,115,759
Investment loss		18,962	—	—	—
Net loss/(gain) on financial instruments at fair value through profit or loss		(1,226,012)	4,879,833	3,183,030	130,800,493
Change in amortized costs of financial instruments measured at amortized cost	20	2,124,550	3,189,365	2,893,999	118,923,320
Share-based compensation expenses		—	150,103	81,693	3,357,017
Loss on disposal of fixed assets		—	81,165	570,050	23,425,108
Deemed contribution from owner to VinFast’s customers		—	—	5,900,755	242,480,173
Share of (profit)/losses from equity investees		(32)	(36,422)	48,836	2,006,821
Change in working capital:

Trade receivables, advance to suppliers, net investment in sales-type lease		1,219,651	2,796,713	(7,931,433)	(325,926,978)
Inventories		(21,771,281)	(13,296,710)	(6,749,753)	(277,368,112)
Trade payables, deferred revenues, and other payables		8,643,254	(5,122,209)	19,539,512	802,938,648
Operating lease liabilities		(420,877)	(911,316)	(832,313)	(34,202,301)
Prepayments, other receivables and other assets		(70,328)	(681,205)	(1,067,698)	(43,874,995)
Net cash flows used in operating activities		(47,867,646)	(50,270,617)	(30,468,461)	(1,252,042,779)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		VND million	VND million	VND million	USD
		(Adjusted) (*)	(Adjusted) (*)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)		(23,337,793)	(24,527,946)	(16,689,295)	(685,814,465)
Repayment under a business investment and cooperation contract		(968,773)	—	—	—
Proceeds from disposal of internal combustion engine (“ICE”) assets		170,017	—	—	—
Proceeds from disposal of property, plant and equipment		—	80,913	54,832	2,253,216
Disbursement of loans and bank deposit		(295,388)	(10,480,000)	(3,176,630)	(130,537,497)
Collection of loans		3,448,808	11,157,900	2,337,594	96,058,927
Payment for acquisition of a subsidiary (net of cash held by entity being acquired)		—	(6,900)	(10,252)	(421,286)
Proceeds from disposal of equity investment (net of cash held by entity being disposed)		(2,240)	—	(20,000)	(821,862)
Payment for investments in equity investees and others		(139,450)	(1,039,033)	—	—
Receipt from government grants		—	393,934	1,477,914	60,732,032
Net cash flows used in investing activities		(21,124,819)	(24,421,132)	(16,025,837)	(658,550,935)
FINANCING ACTIVITIES
Capital contribution from owners/issuance of ordinary shares		6,317,129	4,759,291	—	—
Additional amount paid up to convert warrants to capital		—	1,421,444	—	—
Deemed contribution from owners		646,655	22,410,459	21,994,658	903,828,149
Payment for initial public offering costs		(41,649)	—	—	—
Proceeds from borrowings, business cooperation contract and convertible debenture		105,032,469	119,814,576	98,880,819	4,063,316,992
Repayment of borrowings, business cooperation contract and convertible debenture		(41,637,135)	(72,950,566)	(71,876,906)	(2,953,643,148)
Net cash flows from financing activities		70,317,469	75,455,204	48,998,571	2,013,501,993
Net increase in cash, cash equivalents and restricted cash		1,325,004	763,455	2,504,273	102,908,279
Cash, cash equivalents and restricted cash at January 1		3,067,845	4,361,631	4,858,767	199,661,682
Net foreign exchange differences		(31,218)	(266,319)	(74,770)	(3,072,529)
Cash, cash equivalents and restricted cash at December 31	4	4,361,631	4,858,767	7,288,270	299,497,432
Supplement disclosures of non-cash activities
Debt conversion to equity		71,515,874	1,173,000	20,000,000	821,861,516
Non-cash property, plant and equipment additions		11,434,766	7,170,805	3,739,758	153,678,159
Exercise of warrant liability		—	1,476,477	—	—
Commitment shares issued under Standby Equity Purchase Agreement		—	118,828	40,556	1,666,571
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes		2,772,465	3,684,748	(530,856)	(21,814,506)
Interest payable conversion to debt		2,625,845	—	2,792,567	114,755,167
Supplemental Disclosure
Interest paid, net of capitalized interest		5,014,919	8,822,355	9,474,495	389,336,141
Income tax paid		22,811	103,574	11,636	478,159
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control (Note 3).

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

1.ORGANIZATION AND NATURE OF OPERATIONS

(a)The Corporate information

VinFast Auto Ltd. (“VinFast Auto”, “VinFast” or “the Company”) is a company incorporated in Singapore. The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Trading and Production JSC (“VinFast Vietnam”), a subsidiary of the Company, is located at Dinh Vu — Cat Hai Economic Zone, Cat Hai Island, Cat Hai town, Cat Hai district, Hai Phong city, Vietnam.

The Group consists of the following entities as of the reporting dates:

			As of December 31, 2023		As of December 31, 2024
			Voting	Equity	Voting	Equity	Registered office’s
No.	Name	Short name	right (%)	interest (%)	right (%)	interest (%)	address	Principal activities
1	VinFast Auto Ltd.	VinFast Auto	—	—	—	—	61 Robinson Road #06-01	Investment holding
							(Suite 608), 61 Robinson,
							Singapore 068893
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai	Manufacturing cars,
							Economic Zone, Cat Hai	motor vehicles, render
							Island, Cat Hai Town, Cat	leasing activities and
							Hai District, Hai	related businesses
							Phong City, Vietnam
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	98.7	99.5	99.4	No. 7, Bang Lang 1	Vehicles retail and
							Street, Vinhomes	distribution
							Riverside Eco-Urban
							Area, Viet Hung Ward,
							Long Bien District,
							Hanoi, Vietnam
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden,	Trading, importing and
							Bethmannstraße	exporting equipment,
							8/Berliner Straße 51 –	components and spare
							60311 Frankfurt am	parts for automobiles,
							Main, Germany	e-scooters and related goods
5	VinFast Engineering Australia Pty Ltd (*)	VinFast Australia	100.0	99.9	100.0	99.9	234 Balaclava Road,	Automobile designing,
							Caulfield North, VIC	collaborating in
							3161, Australia	technological research,
								importing and distributing goods
6	Vingroup Investment	Vingroup Investment	99.3	99.2	99.3	99.2	No. 7, Bang Lang 1	Consultancy and
	Vietnam JSC						Street, Vinhomes	investment activities
							Riverside Eco-Urban
							Area, Viet Hung Ward,
							Long Bien District, Hanoi,
							Vietnam
7	Vingroup USA, LLC	Vingroup USA	100.0	100.0	100.0	100.0	333 W. San Carlos St.,	Importing and
							Suite 600, San Jose,	distributing electronic and
							CA 95110, USA	telecommunication
								equipment
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	100.0	100.0	100.0	12777 West Jefferson Blvd,	Distribution of automotive
							Suite A-101, Los Angeles,	vehicles
							CA 90066, USA
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	100.0	100.0	100.0	790 N. San Mateo Drive,	Distribution of automotive
							San Mateo, CA 94401,	vehicles
							USA
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.2	100.0	99.2	Suite 2600, Three	Distribution of automotive
							Bentall Centre 595	vehicles
							Burrard Street, P.O. Box
							49314, Vancouver Bc
							V7X 1L3, Canada
11	VinFast France	VinFast France	100.0	99.2	100.0	99.2	72 rue du Faubourg Saint	Distribution of automotive
							Honoré, Paris, 75008	vehicles
							France
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.2	100.0	99.2	Vijzelstraat 68, 1017HL	Distribution of automotive
							Amsterdam, Netherlands	vehicles
13	VinFast Manufacturing US, LLC (***)	VinFast Manufacturing	100.0	100.0	100.0	100.0	160 Mine Lake Court,	Vehicles manufacturing.
							Ste 200, Raleigh, North
							Carolina 27615, USA
14	PT VinFast Automobile Indonesia (***)	VinFast Indo	99.9	99.9	100.0	99.6	Axa Tower, 45th Floor,	Distribution of automotive
							JL. Prof. Dr. Satrio Kav	vehicles
							18., Karet Kuningan
							Village/Subdistrict,
							District. Setiabudi, City Adm.
							Jakarta South, DKI Jakarta Province.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

1.ORGANIZATION AND NATURE OF OPERATIONS (continued)

(a)The Corporate information (continued)

The Group consists of the following entities as of the reporting dates (continued):

			As of December 31, 2023		As of December 31, 2024
			Voting	Equity	Voting	Equity	Registered office’s
No.	Name	Short name	right (%)	interest (%)	right (%)	interest (%)	address	Principal activities
15	PT VinFast Trading Indonesia	VinFast Trading	—	—	99.0	98.6	Axa Tower, 45th Floor,	Distribution of automotive
		Indo					JL. Prof. Dr. Satrio Kav	vehicles
							18., Karet Kuningan
							Village/Subdistrict,
							District. Setiabudi, City Adm.
							Jakarta South, DKI Jakarta
							Province.
16	VinFast Auto (Thailand) Co., Ltd. (*)	VinFast Thailand	99.9	99.9	99.9	99.9	Bangkok, Thailand	Distribution of automotive
								vehicles
17	VinFast India Ltd. (***)	VinFast India	99.9	99.9	99.9	99.9	Flat No.164, Ground Floor,	Vehicles manufacturing and
							Suryodaya Apartment,	related businesses.
							Pocket-8, Sector 12,
							Dwarka, New Delhi-110078,
							India
18	VinFast UK Ltd. (*)	VinFast UK	100.0	100.0	100.0	100.0	21 Holborn Viaduct,	Distribution of automotive
							London, United Kingdom,	vehicles
							EC1A 2DY
19	VinFast Middle East Ltd.	VinFast Middle East	100.0	100.0	100.0	100.0	Jebel Ali Free Zone,	Distribution of automotive
							Dubai, UAE	vehicles
20	SpecCo Ltd	SpecCo	100.0	100.0	—	—	Appleby Global Services	Merging and acquisition
							(Cayman) Limited, 71	activities
							Fort Street, PO Box 500,
							Grand Cayman, Cayman
							Islands, KY1-1106
21	VinFast Investment and	VinFast Invesment and	—	—	99.9	99.9	Dinh Vu – Cat Hai Economic	Supporting and investing in
	Development JSC	Development					Zone, Cat Hai Island, Cat Hai	newly established companies
							Town, Cat Hai District,
							Hai Phong City, Vietnam
22	VinEG Green Energy Solutions JSC	VinEG	99.8	99.7	99.8	99.7	Dinh Vu – Cat Hai Economic	Manufacturing batteries
							Zone, Cat Hai Island, Cat Hai
							Town, Cat Hai District,
							Hai Phong City, Vietnam
23	VinES Ha Tinh Energy Solution JSC	VinES Ha Tinh	99.8	99.5	99.8	99.5	Vung Anh Economic Zone,	Manufacturing batteries
							Ky Loi Commune, Ky Anh
							Town, Ha Tinh Province,
							Vietnam
24	VinES USA, LLC (**)	VinES USA	100.0	99.7	100.0	99.7	850 New Burton Road,	Sale and leasing of batteries
							Suite 201, Dover, Delaware	and other related services
							19904, County of Kent
25	VinFast Kazakhstan Ltd. (*)	VinFast Kazakhstan	—	—	100.0	100.0	10 Yelebekov Street, Medeu	Distribution of automotive
							District, Almaty City,	vehicles
							Kazakhstan
26	VinFast Auto Nigeria Ltd. (**)	VinFast Nigeria	—	—	100.0	100.0	01, 2nd Floor, Block B, Post	Distribution of automotive
							Square Building, 1/3 Ologun	vehicles
							Agbaje Street, Victoria Island,
							Lagos State, Nigeria
27	VinFast Auto Philippines Corp.	VinFast Philippines	—	—	99.9	99.9	907 Trade and Financial Tower,	Distribution of automotive
							7th Avenue Corner 32nd Street,	vehicles
							Bonifacio Global City, Taguig
							City Fort Bonifacio, Taguig City,
							Fourth District, National Capital
							Region (NCR), 1630
28	VinFast Auto México,	VinFast Mexico	—	—	99.9	99.9	Street: Bosque de Ciruelos| Ext	Distribution of automotive
	S. DE R.L. DE C.V. (*)						Number: 180| Int Number: PP101|	vehicles
							Suburb: Bosque de las Lomas|
							County: Miguel Hidalgo| State:
							Mexico City| Zip Code: 11700
(*)	As at the reporting date, these entities’ operation are at idle stage.
(**)	As at the reporting date, these entities are in the process of completing the business dissolution procedures for this subsidiary.
(***)	As at the reporting date, these entities are at factory construction stage.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

1.ORGANIZATION AND NATURE OF OPERATIONS (continued)

(b)Reorganization under common control

In January 2024, the share of VinES Energy Solutions Joint Stock Company (“VinES JSC”) were contributed to the Group, an entity under common control. The reorganization was accounted for in a manner similar to the pooling-of-interest. Under such method, the consolidated financial statements of the Group have been retrospectively adjusted to include the historical balances and results of operations of VinES at their carrying amounts at the beginning of the earliest period presented (See Note 3).

(c)VIE structures

V-Green operates in constructing charging stations and providing charging services for EV customers. In 2024, VinFast entered agreements with V-Green that exposes VinFast to variable interests in V-Green:

i.	Lease Agreement: VinFast’s maximum exposure to loss as a result of our involvement with V-Green related to the lease income (Note 2(m)).

ii.	Fee Arrangements: In 2024, VinFast launched the Free Charging Program as disclosed in (Note 2 (n)). The free charging paid directly to V-Green that exposes VinFast to the risk of loss in V-Green constitutes variable interests held by the Group. The carrying amount of free charging subsidy liability as of December 31, 2024 is presented in Note 16. The Group’s maximum exposure to the risk of loss as a result of this program is varied by the number of EV customers who will be sold since 1 January 2025 and are entitled to receive a subsidy from VinFast and other factors in the future.

The Group lacks the power through voting or similar rights to direct the activities of this entity that most significantly affect its economic performance, so the Group is not the primary beneficiary of V - Green and does not consolidate V - Green.

(d)Funding Risks and Going Concern

In accordance with the ASC 205-40, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred losses since inception, incurred a net loss after tax of VND77,355 billion for the year ended 31 December 2024. In addition, as of that date, the Company and its subsidiaries’ accumulated losses amounted to VND267,792 billion, the Company and its subsidiaries’ current liabilities also exceeded its current assets by VND106,727 billion and cash flows from operating activities were negative with the amount of VND30,468 billion for the year ended 31 December 2024. The Company prepares business plans over the next 12 months, which includes business expansion and revenue from new geographies for revenue growth and achieving gross margin improvements to minimize net cash outflows.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

1.ORGANIZATION AND NATURE OF OPERATIONS (continued)

(c)Funding Risks and Going Concern (continued)

As an early-stage growth company, the Company’s ability to access capital is critical. As of December 31, 2024, the Company’s principal sources of liquidity are its consolidated balance of cash and cash equivalent with amount of VND3,306.8 billion, and its access to capital, which includes:

(i)	Financial support from Vingroup JSC, its ultimate parent, which shall be legally valid for the period of 12 months from the issuance date of the consolidated financial statements, which is subjected to Vingroup JSC’s financial capability, and additional debt financing, which is subjected to lenders’ approval.
(ii)	On October 20, 2023, the Company entered into a three-year Standby Equity Subscription Agreement (the “SESA”) with Yorkville. Under terms of the SESA, the Company may, at its option, issue and sell from time to time up to $1 billion of ordinary shares to Yorkville, subject to certain limitations, such as the market price of the Company’s ordinary stock, the availability of sufficient authorized ordinary shares, and Yorkville’s financial capability to subscribe for such number of ordinary shares.
(iii)	On November 12, 2024, the Company entered into the Grant Agreement with Mr. Pham, Vietnam Investment Group Joint Stock Company (“VIG”) and Asian Star Trading & Investment PTE.LTD. (“Asian Star”), in which, Mr. Pham, directly or indirectly through VIG, Asian Star or other companies majority-owned or controlled by Mr. Pham, shall use legitimate sources, including but not limited to proceeds from the sale of the Company’s shares, to give the grants to the Company. The ability to access the grants is dependent on the market price of the Company’s ordinary stock and the availability of sufficient authorized ordinary shares.

The Company’s principal sources of liquidity and its access to capital cannot be assured due to uncertainties as discussed above, and as a result cannot be included as sources of liquidity for ASC 205-40 analysis.

If capital is not available to the Company when, and in the amounts needed, the Company would be required to delay, scale back, or abandon some or all of its development programs and operations. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern through the next twelve months from the date of issuance of these consolidated financial statements.

The Company and its subsidiaries’ consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

The Chief Operating Decision Maker monitors each segment’s performance for the purpose of making decisions on resource allocation and performance assessment. Based on the criteria established by ASC 280, the Group has three operating segments which are reportable segments, namely Car, E-scooters and Ebus.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)Business combinations

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

Combination of entities under common control

The consolidated financial statements incorporate the financial statements of the businesses in combination of entities under common control as if they had been combined from the date when the businesses first came under the control of the ultimate parent company.

The net assets of the businesses are consolidated using the carrying amount from the ultimate parent company’s perspective. No new goodwill is recognized as a result of the combination.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The financial data have been restated to reflect the combination of entities under common control occurred during this year.

d)Disposal of subsidiaries to under common control entities

The Group derecognizes the net assets transferred at carrying amount and generally recognizes no gains or losses. A difference between any proceeds received and the carrying amounts of the net assets transferred is recognized in equity in the consolidated financial statements.

e)Investment

Short-term investments

Short-term investments consist of short-term deposits, which are time deposits placed with banks and have original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss for the years presented.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)Investment (continued)

Investment in equity investees

Investments in equity investees represent investments in a joint venture in which the Group jointly controls with other investor but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments - Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statement of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheet. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statement of operations when the decline in value is determined to be other-than-temporary.

No impairment loss had been recorded during the year ended December 31, 2024 and 2023.

Other investments

Other investments consist of investment in other entities as disclosed in Note 21. In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at fair value with unrealized gains and losses included in earnings.

f)Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

g)Inventories

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures (*)	3 – 49 years
Machinery and equipment	3 – 25 years
Leased-out EV batteries	9 – 10 years
Leased-out E-scooter batteries	3 – 8 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years
Others	3 – 10 years
(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

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

i)Intangible assets

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)Intangible assets (continued)

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

j)Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact on the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition, using the key assumptions including revenue growth and gross margin improvements. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss on long-lived assets for the excess of the carrying amount of the assets over their fair value.

k)Borrowing costs

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets had not been made. Capitalization of interest costs commences when the activities to prepare the assets are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

l)Warranty reserve

The Group provides a manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties including recalls when identified. These estimates are primarily based on the estimation of the nature, frequency and average costs of claims. The Group engages an independence actuary expert to assist in the determination of warranty reserve for vehicles. The estimate of warranty-related costs is revised at each reporting date. Warranty cost is recorded as a component of cost of sale in the consolidated statement of operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis.

Management records and adjusts warranty reserves based on changes in estimated costs and actual warranty costs.

As the Group only commenced volume production of VinFast vehicles in June 2019, management’s experience with warranty claims regarding vehicles or with estimating warranty reserves is limited. The Group could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect its financial condition, results of operations, and prospects.

As of December 31, 2024 and 2023, the portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)Leases

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)Leases (continued)

The Group as a lessor (continued)

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

Business cooperation contract (“BCC”) with V-green

In September 2024, VinFast entered into agreement with V-Green, a related party under common control to lease the VinFast charging station system with a carrying amount of approximately VND4,200 billion, which is mostly recognized as property, plant, and equipment in exchange for a specified percentage of the total revenue generated from these assets. The lease is classified as an operating lease whereby VinFast acts as the lessor.

n)Revenue recognition

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals, distributors and the commercial banking partner/leasing company who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group.

Contracts with customers may include lease and non-lease components, comprising various performance obligations. Accordingly, the Group allocates its purchase consideration among lease (where applicable) and non-lease components, based on the relative estimated standalone selling price in accordance with ASC 606, Revenue recognition. The sale of vehicles can be bundled with the sale of battery or the lease of battery (Note 2(q)). In such cases, variable lease payments of the battery leases are also allocated to the lease components and non-lease components on the same basis.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

From January 2022 onwards, the Group provides extended warranty (“service-type warranty”) in addition to the manufacturer’s warranty (“assurance-type warranty”) for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer (Note 2(l)). The Group will recognize the revenue for service-type warranty over time based on a straight-line method initially and will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The consideration recognized represents the amount received, net of estimated sales incentives to customers that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

Any fees that are paid or payable by the Company to a customer to arrange the financing are recognized as an offset against revenue.

In 2024, the Company launched the “Vietnam Strong Spirit – For Green Future” program, offering free charging services for its EV users. The free charging program continues until June 30, 2027 or until December 31, 2027 if customer purchase EVs with battery before March 01, 2025. Under the programme, Mr. Pham is responsible for paying the battery charging costs for all eligible sales until December 31, 2024. Subsequent to December 31, 2024, the Company will be responsible for the payment. The Company acts as agent in facilitating free charging service to its customers.

The amount under free charging program of approximately VND5,900.8 billion (US$242.5 million) is estimated based on historical charging data and will be paid by Mr. Pham Nhat Vuong. The Company has accounted it as deemed contribution from the owner in its financial statements for the year ended December 31, 2024.

Amounts billed to customers related to shipping and handling are classified as automotive sales revenue, and the Group has elected to recognize the cost for freight and shipping when control over vehicles, parts or accessories have transferred to the customer as an expense in cost of automotive sales revenue.

Bill-and-hold arrangement

The Group entered bill-and-hold arrangement, whereby the Group sells vehicles to customers, and the vehicles at the customers’ direction are stored at the locations owned or leased by the Group for a period of time until it is transferred to the customer at a point in time in the future. Even though the vehicles remain in the Group’s possession, a sale is recognized at the point in time when the customer obtains control of the vehicles. Control in bill and hold transactions is transferred to the customer when customer’s acceptance specifications have been met, legal title has transferred, the customer has a present obligation to pay for the vehicle and the risk and rewards of ownership have transferred to the customer. In addition, all the following bill and hold criteria have been met in order for control to be transferred to the customer: the reason for the bill-and-hold arrangement must be substantive, the product must be identified separately as belonging to the customer, the product currently must be ready for physical transfer to the customer, and the Group does not have the ability to use the product or to direct it to another customer. The Company ceased such arrangement by 2024.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam market

In 2023 and 2024, the Group launched a residual value guarantee (“RVG”) program in Vietnam of which the Group has the choice to repurchase VinFast electric vehicles from customers after a specified number of years of use at certain predetermined prices based on duration of ownership. Alternatively, the Group may choose to compensate for the deficit i.e., differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If customers choose to sell to third party prior to Vinfast’s refusal, they are not entitled to the RVG i.e., Vinfast is not obligated to pay the above-mentioned difference.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

Vehicle Sales with Residual Value Guarantee (“RVG”) (continued)

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

Timing of payment

Payments are typically received at the point control transfers or in accordance with payment terms specified in contracts.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o)Cost of sales

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

p)Research and development expenses

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

q)Selling and distribution costs

Selling and distribution costs consist primarily of marketing and advertising expenses, salaries and other expenses related to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of the Company’s image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under Selling and distribution costs. For the year ended December 31, 2022, 2023 and 2024, advertising cost totalled VND1,839.1 billion, VND1,266.4 billion and VND2,236.9 billion (USD91.9 million), respectively.

r)Taxes

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r)Taxes (continued)

Current income tax (continued)

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

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective tax jurisdictions. No significant provisions have been made in the consolidated financial statements for the year then ended December 31, 2024 and 2023 (Note 19).

s)Share-based payment

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s)Share-based payment (continued)

For equity-settled transactions, the cost is determined by the fair value at the date when the grant is determined with reference to the grant-date share. Share-based compensation expense is recognized in selling, general and administration expense in the Consolidated statements of operations, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (“vesting period”). The cumulative expense is recognized for equity-settled transactions at each reporting date using the graded vesting method and reflected the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense in the Consolidated statements of operations for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

We use the fair value method of accounting for restricted stock units (“RSUs”) granted to employees and for our employee stock ownership (the “ESOP”) to measure the cost of employee services received. The fair value of RSU with only service conditions is estimated on the grant date using the fair value based on the closing fair market value of our common stock. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is from two to four years RSUs. Stock-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period.

t)Government grant

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t)Government grant (continued)

Site Development Agreement

The Group’s subsidiaries have the Site Development Agreement with North Carolina Department of Commerce (“NC DOC”), pursuant to which, the Group’s subsidiaries are required to submit relevant documents to request for reimbursement of costs associated with the land levelling up to USD125 million. For the year ended December 31, 2024, the Group’s subsidiary received an amount of USD74 million in cash from this incentive. As of December 31, 2024, such amount of incentive was recorded in the account of other long-term liabilities due to the uncertainty of certain events and conditions for Recovery of Funds as specified in the Site Development Agreement.

u)Foreign currencies

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

Convenience Translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations, consolidated statement of other comprehensive loss and consolidated statement of cash flows from VND into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND24,335, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of December 31, 2024. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate. The amounts shown in the consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v)Fair value measurement

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations for those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments include cash and cash equivalents, trade receivables, certain other receivables, short-term derivative asset, other investments, long-term derivative asset, amounts due from related parties, accounts payable, accruals, short-term derivative liabilities, short-term loans, long-term borrowings, long-term derivative liabilities, amounts due to related parties, and certain other current liabilities. The carrying values of the financial instruments included in current assets and liabilities approximate their fair values due to their short-term maturities. The carrying amount of long-term borrowings approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

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

w)Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x)Current expected credit loss

The Group’s cash and cash equivalents, accounts receivable, net investment in sales-type lease, certain other receivables, and other current assets are in scope of Measurement of Credit Losses on Financial Instruments (“ASC Topic 326”). The Group’s loan receivables from related parties (entities under common control) are excluded from the scope of ASC Topic 326.

The Group has identified the relevant risk characteristics of its customers and the related cash and cash equivalents, accounts receivable, certain other receivables, amounts due from other related parties, other current assets and other non-current assets which include size, type of services or the products the Group provides, or a combination of these characteristics. Receivables and amounts due from related parties with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each reporting date based on the Group’s specific facts and circumstances. As of December 31, 2024 and 2023, the allowance for credit losses of the financial assets was insignificant.

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

y)Loss per share

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

z)Financial assets transferred that qualify for sale accounting in accordance with ASC 860

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa)Recently adopted accounting pronouncements

ASU 2023 - 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

On November 23, 2023, FSAB issued ASU 2023 - 07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We adopted this ASU retrospectively on December 31, 2024. Refer to Note 24, Segment Reporting for the inclusion of the new required disclosures.

ab)Recently issued accounting pronouncements not yet adopted

ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) (Subtopic 220-40)

On November 4, 2024, FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses.

This ASU applies to all public interest entities and is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab)Recently issued accounting pronouncements not yet adopted (continued)

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

The amendments did not have a material impact on the Group.

ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50)

On September 29, 2022, FASB issued Accounting Standards Update No. 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, to enhance the transparency about the use of supplier finance programs for investors and other allocators of capital.

On September 29, 2022, FASB issued Accounting Standards Update No. 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, to enhance the transparency about the use of supplier finance programs for investors and other allocators of capital.

The amendments in the Update apply to all entities that use supplier finance programs in connection with the purchase of goods and services (herein described as buyer parties). Under the new ASU, an entity that uses a supplier finance program in connection with the purchase of goods or services will be required to disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll - forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted.

The Company entered into supplier finance arrangements with its third-party suppliers to provide logistic services/material and third-party banks. As a result of these arrangements, the suppliers:

-	Transfers the credit risk;
-	Can obtain payment at an earlier date than original terms; and
-	May receive more favourable terms based on Stellantis’ credit worthiness than if the suppliers had factored the receivables directly with the bank.

Participation in the arrangement is at the suppliers’ own discretion. Terms of the original contracts between the Company and the supplier do not change as a result of these transactions and there is no agreement with the debtor to extend payment terms.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab)Recently issued accounting pronouncements not yet adopted (continued)

ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50) (continued)

The following table summarizes the carrying amount of liabilities that are part of supplier finance arrangements as of December 31, 2024 and 2023:

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Presented as trade payables
Opening balance	—	—	—
Added during the year	—	240,318	9,875,406
Settled during the year	—	—	—
Ending balance	—	240,318	9,875,406
In which:
Suppliers have subsequently received payment	—	64,230	2,639,408

The following table summarizes the range of payment due dates and the interest charged as of December 31, 2024 and 2023:

	As of December 31,
	2023	2024
Liabilities that are part of the arrangement	Not applicable	Less than 180 days
Interest charged under the arrangement	Not applicable	9.94%

3.	REORGANIZATION UNDER COMMON CONTROL ADJUSTMENT OF THE FINANCIAL STATEMENTS IN PRIOR PERIODS

In January 2024, the shares of VinES JSC, an affiliate of the Group, were contributed to the Group with no consideration. The contribution of VinES JSC shares to the Group intended to secure the Group’s battery supply, improve battery cost optimization and expand the Group’s access to external partners for the latest battery technologies. VinES JSC was established in 2021 by Vingroup JSC, the Company’s parent company with the principal activity of manufacturing electric vehicle batteries. As both VinES JSC and VinFast Ltd are controlled by the same parent the transaction was a reorganization under common control and was accounted for in a manner similar to the pooling-of-interest method. Under such method, the consolidated financial statements of the Group have been retrospectively adjusted to include the historical balances and results of operations of VinES at their carrying amounts at the beginning of the earliest period presented. In addition, all intercompany transactions and balances were eliminated.

The impact of the above reorganization under common control on the Group’s historical consolidated financial statements of the Group as of 31 December 2023 and 2022 is as follows:

	31 December 2023
	Prior to	Effect of	After
	reorganization	reorganization	reorganization
	VND million	VND million	VND million
Total assets	131,628,647	15,229,074	146,857,721
Total liabilities	(197,597,217)	(14,672,219)	(212,269,436)

	2022
	Prior to	Effect of	After
	reorganization	reorganization	reorganization
	VND million	VND million	VND million
Net loss for the year	(49,848,870)	(3,109,827)	(52,958,697)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

3.	REORGANIZATION UNDER COMMON CONTROL ADJUSTMENT OF THE FINANCIAL STATEMENTS IN PRIOR PERIODS (continued)

In May 2024, VinES JSC was separated into two companies: VinEG Green Energy Solutions Joint Stock Company (“VinEG JSC”) (responsible for electric vehicle battery manufacturing) and VinES Energy Solutions Joint Stock Company (involved in developing a real estate project in Vietnam). Following this, VinES had net assets zero and continued to hold the permit to develop a real estate project in Vietnam. VinES was subsequently transferred to the Chairman for zero consideration and ceased to be a subsidiary of the Group. Accordingly, VinES was no longer consolidated by the Group.

4.CONCENTRATION OF RISKS

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

5.CASH, CASH EQUIVALENTS AND CASH

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

Restricted cash is comprised primarily of cash as collateral for letters of credit issued to the landlords for certain of the Group’s leased facilities, cash receipts from customers at commercial banks which are temporarily frozen and checked before being transferred to current accounts of the Group, autonomous vehicle manufacturing surety bonds and cash held as collateral for sales to commercial banking partner/leasing company with a resale value guarantee. The Company determines current or non-current classification based on the expected duration of the restriction.

Details of cash and cash equivalent and restricted cash are presented in the consolidated statements of cash flows as below:

	As of December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Cash on hand	382	1,279	28	1,151
Cash at banks	4,357,824	4,094,193	2,223,405	91,366,550
Cash equivalents (*)	3,425	—	1,083,360	44,518,595
Total cash and cash equivalents	4,361,631	4,095,472	3,306,793	135,886,295
Short-term restricted cash	—	102,932	2,371,038	97,433,244
Long-term restricted cash	—	660,363	1,610,439	66,177,892
Total cash, cash equivalents and restricted cash	4,361,631	4,858,767	7,288,270	299,497,432
(*)	Cash equivalents as of December 31, 2024 represents bank deposits with term of 1 month and earns interest rate ranging from 4.75% to 5.75% per annum.

6.SHORT-TERM TRADE RECEIVABLES

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Receivables from sale of finished goods and merchandises (i)	335,345	5,220,947	214,544,771
Receivables from disposal of assets and scrap	61,333	270,525	11,116,704
Others	73,240	113,592	4,667,845
TOTAL	469,918	5,605,064	230,329,320
(i)

This represents trade receivables from sale of automobiles, e-scooters, and spare-parts, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due).

7.ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, component parts and lands for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

8.INVENTORIES, NET

The classification of inventory balance as of December 31, 2024 and 2023 is as follows:

	At lower of cost and net realizable value
	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Raw materials	15,127,071	12,077,632	496,307,047
Finished goods, including service parts	9,250,489	10,104,487	415,224,450
Good in transit	2,087,979	2,123,863	87,276,063
Work in progress	3,422,796	3,338,606	137,193,589
Merchandises	25,343	22,770	935,689
Tools and spare parts	227,703	239,672	9,848,860
TOTAL	30,141,381	27,907,030	1,146,785,700

As of December 31, 2024, inventories with the carrying value of VND415 billion (USD17.1 million) (2023: VND936.3 billion) are used as collateral for borrowings of the Group as presented in Note 13.

Finished goods include vehicles, e-scooters and service parts.

Battery leases accounted for as operating leases (Note 2(m)) are transferred to Property, Plant and Equipment once the lease commences (concurrently with the sales of vehicles).

Out of the total amount recognized for inventories on December 31, 2024, inventories measured at cost amounted to VND39,859.1 billion (USD1,637.9 million) (2023: VND38,633.4 billion, 2022:VND29,385.2 billion). Inventory write-downs recognized in cost of sales for the year ended 2024 were VND8,638.1 billion (USD355.0 million) (2023: VND5,614.9 billion, 2022: VND5,823.0 billion).

9.SHORT-TERM PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Cash collateral and other deposits (i)	504,120	1,245,806	51,194,000
Valued added tax deductible	6,529,776	7,829,343	321,731,785
Import tax to be refunded	592,559	1,281,331	52,653,832
Other receivables	9,245	284,540	11,692,624
Other prepaid expenses and other assets	370,403	844,098	34,686,583
TOTAL	8,006,103	11,485,118	471,958,825
(i)	This mainly comprises deposit for purchase of materials and deposit for lease contracts.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

10.PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Freehold land	1,952,618	2,048,104	84,162,893
Buildings and structures	23,466,382	26,303,728	1,080,901,089
Machinery and equipment	63,421,857	70,764,858	2,907,945,675
Leased-out batteries	4,242,908	5,895,670	242,271,214
Vehicles	2,328,694	2,537,029	104,254,325
Office equipment	909,400	829,408	34,082,926
Others	100,318	75,847	3,116,787
Subtotal	96,422,177	108,454,644	4,456,734,909
Less: Accumulated depreciation	(15,222,216)	(23,914,727)	(982,729,690)
Less: Impairment charges	(2,077,258)	(5,840,402)	(240,000,082)
Total property, plant and equipment, net	79,122,703	78,699,515	3,234,005,137

The Group recorded depreciation expenses of VND9,493.6 billion (USD390.1 million), VND6,507.9 billion and VND4,044.6 billion for the years ended December 31, 2024, 2023 and 2022 respectively.

As of December 31, 2024, a portion of property, plant and equipment was mortgaged with banks to secure the Group’s loans and debts (Note 13.2).

During the year, the amount of interest cost that has been capitalized is VND409.4 billion (USD16.8 million) (2023: VND669.4 billion, 2022: VND357 billion).

In 2024, the Group identified specific impairment indicators associated with individual assets, which include:

●	Impairment of leased-out batteries of VND907,2 billion (USD37.3 million) under the Car and E-scooter segments was recognized during the year (2023: VND1,023.6 billion, 2022: VND1,053.6 billion) due to competitive lease subscription fee provided to customers. The Group impaired identified asset based on its fair value.
●	Impairment of battery production line facilities under the Car segment was recognized during the year of VND2,665.3 billion (USD109.5 million) due to idle operations. The Group impaired identified asset based on its fair value.
●	Impairment of showroom assets under the Car segment was recognized during the year of VND190.7 billion (USD7.8 million) due to the change in plan of these showrooms. The Group impaired identified asset based on its disposal cashflows.

The impairment losses were recognised in the administrative expenses. The following methods and significant unobservable inputs were used for the estimation of fair value measurements categorized within Level 3 of the fair value hierarchy:

Item	Valuation technique	Valuation date	Significant unobservable inputs	Amount
Fair value of leased-out batteries	Discounted Cash Flow	December 31, 2024	Discounted rate	8.67 – 10.22 (%/annum)
Fair value of battery production line facilities	Replacement Cost	December 31, 2024	Economic obsolescence	29.4%

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

11.INTANGIBLE ASSETS, NET

	As of December 31, 2023			As of December 31, 2024
		Accumulated	Net carrying		Accumulated	Net carrying	Net carrying
	Cost	amortization	value	Cost	amortization	value	value
	VND million	VND million	VND million	VND million	VND million	VND million	USD
Finite-lived intangible assets:
License	3,690,720	(3,690,720)	—	3,690,720	(3,690,720)	—	—
Software (i)	2,104,594	(894,168)	1,210,426	2,237,380	(1,263,481)	973,899	40,020,505
Purchased software under development phase	120,157	—	120,157	169,248	—	169,248	6,954,921
Others	26,120	(10,379)	15,741	43,527	(22,039)	21,488	883,008
Total	5,941,591	(4,595,267)	1,346,324	6,140,875	(4,976,240)	1,164,635	47,858,434
(i)	Weighted-average remaining useful life of 56 months as of December 31, 2024 (2023: 53 months, 2022: 43 months).

The Group recorded amortization expenses of VND382.9 billion (USD15.7 million), VND474.0 billion and VND2,345.1 billion for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table identifies the estimated amortization expense of the Group’s intangible assets as of December 31, 2024 for each of the next five years (in VND million):

2025	333,303
2026	253,070
2027	195,865
2028	127,754
2029 and thereafter	254,643

12.INVESTMENTS IN EQUITY INVESTEES

Name	As of December 31, 2023		As of December 31, 2024		Principal activities
	Voting right	Equity interest	Voting right	Equity interest
	(%)	(%)	(%)	(%)
V-G High Tech Energy Solutions Co., Ltd. (“V-G”)	48.6	48.4	48.6	48.4	Manufacturing car plastic accessories

V-G’s head office is located at Vung Ang Economic Zone, Ky Loi Ward, Ky Anh Town, Ha Tinh province.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

12.INVESTMENTS IN EQUITY INVESTEES (continued)

Summarized financial information of the joint venture in 2023 and 2024 is provided as below:

Summarized balance sheets as of December 31, 2023 and December 31, 2024:

	As of	As of
	December 31, 2023	December 31, 2024
	VND million	VND million	USD
Current assets	1,250,629	1,285,393	52,820,752
Non-current assets	1,992,423	5,663,362	232,724,964
Current liabilities	(743,905)	(4,188,116)	(172,102,568)
Non-current liabilities	—	(361,947)	(14,873,516)
Total equity	2,499,147	2,398,692	98,569,632
Attributable to:
The Group	1,214,938	1,166,102	47,918,718
The other partner in the joint venture	1,284,209	1,232,590	50,650,914

Summarized statements of profit or loss for the year ended December 31, 2023 and 2024:

	For the year ended December 31,
	2023	2024	2024
	VND million	VND million	USD
Finance income	90,850	3,550	145,880
Operating expenses	(15,927)	(108,890)	(4,474,625)
Profit/(loss) before tax	74,923	(105,340)	(4,328,745)
Income tax expense	—	—	—
Profit/(loss) for the year	74,923	(105,340)	(4,328,745)
The Group’s share of profit/(loss) for the year	36,422	(48,836)	(2,006,821)
Attributable to the other partner in the joint venture	38,501	(56,504)	(2,321,924)

13.INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31,
	Note	2023	2024	2024
		VND million	VND million	USD
Short-term
Loans from banks	13.1	24,337,193	24,210,045	994,865,215
Current portion of long-term loans	13.2	7,143,376	7,279,170	299,123,485
Current portion of bonds	13.3	11,443,465	7,605,487	312,532,854
Loans from others		—	29,384	1,207,478
TOTAL		42,924,034	39,124,086	1,607,729,032
Long-term
Loans from banks	13.2	22,590,438	16,924,140	695,464,968
Bonds	13.3	7,551,628	5,938,750	244,041,504
Loans from others		28,083	—	—
TOTAL		30,170,149	22,862,890	939,506,472

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.1Short-term loans from banks

Details of the short-term loans from banks as of December 31, 2024 were as follows:

Bank	As of December 31, 2024		Maturity	Collateral
		USD
		(Convenience
	VND million	translation)
Bank 1	6,032,808	247,906,637	From January	Shares and properties of affiliates;
			to October	guaranteed by the ultimate parent
			2025	company
Bank 2	6,602,705	271,325,457	From January to	Shares and properties of affiliates;
			December 2025	machines and equipment of the Company; guaranteed by the ultimate
				parent company
Bank 3	2,606,592	107,112,883	From January	Shares of affiliates; guaranteed by the
			to December	ultimate parent company
			2025
Bank 4	1,439,745	59,163,550	From January	Shares, bonds and properties of affiliates;
			to September	machineries held by the Company and payment guarantee from the ultimate
			2025	parent company
Bank 5	1,088,269	44,720,321	From January	Shares, bonds and properties of affiliates;
			to September	machineries held by the Company and payment guarantee from the ultimate
			2025	parent company
Bank 6	462,805	19,018,081	From January	Vehicles under loan contract and
			to May	payment guarantee from the
			2025	ultimate parent company
Bank 7	3,984,964	163,754,428	From January	Shares of an affiliate;
			to June 2025	guaranteed by the
				ultimate parent company
Bank 8	257,001	10,560,962	From January	Shares of the ultimate parent company
			to December	held by individuals and properties of an affiliate ; payment guarantee from
			2025	ultimate parent company
Bank 9	780,625	32,078,282	From January	Letter of Comfort from the ultimate parent
			to March	company and Standby Letter of Credit
			2025	(“SBLC”) from a commercial bank
Bank 10	441,945	18,160,879	April 2025	Payments guaranteed by the
				ultimate parent company and
				SBLC from
				a commercial bank
Bank 11	442,736	18,193,384	October 2025	Payments guaranteed by
				Vingroup Investment company
				and SBLC from
				a commercial bank
Loans from others	69,850	2,870,351	February 2025	Certain inventories (Note 8)
TOTAL	24,210,045	994,865,215

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.1Short-term loans from banks (continued)

Details of the short-term loans from banks as of December 31, 2023 were as follows:

Bank	As of December 31, 2023		Maturity	Collateral
		USD
		(Convenience
	VND million	translation)
Bank 1	9,673,428	405,322,577	From January	Shares and properties of affiliates;
			to July	guaranteed by the ultimate parent
			2024	company
Bank 2	5,808,527	243,380,818	From January to	Shares and properties of affiliates;
			November 2024	machines and equipment of the Company; guaranteed by the
				ultimate parent company
Bank 3	1,999,554	83,782,543	From February	Shares of affiliates;
			to December	guaranteed by the
			2024	ultimate parent company
Bank 4	1,495,421	62,659,072	From March	Shares, bonds and properties of affiliates; machineries held by the
			to June	Company and payment guarantee from
			2024	the ultimate parent company
Bank 5	1,300,000	54,470,795	From April	Shares, bonds and properties of affiliates;
			to June	machineries held by the Company and payment guarantee
			2024	from the ultimate parent company
Bank 6	824,671	34,554,208	May 2024	Vehicles under loan contract and
				payment guarantee from the
				ultimate parent company
Bank 7	2,994,392	125,466,838	From January	Shares of an affiliate;
			to June 2024	guaranteed by the
				ultimate parent company
Bank 8	241,200	10,106,429	From October	Shares of the ultimate parent company held by individuals and
			to December	properties of an affiliate; payment
			2024	guarantee from ultimate parent
				company
TOTAL	24,337,193	1,019,743,280

Details of interest rate during the year of short-term borrowings as December 31, 2023 and December 31, 2024 were as follows:

Loans and borrowings	Currency	Interest rate per annum applicable in 2023	Interest rate per annum applicable in 2024
Short-term Loans	VND	From 6.7% to 15%	From 8.5% to 15%
Short-term Loans	USD	—	From 6.3% to 10.5%
Short-term Loans	EUR	—	From 5.8% to 6.73%
Short-term Loans	IDN	—	8.07%
Short-term Loans	INR	—	8.95%
Letter of Credit	VND	From 10.5% to 14.5%	9.5%

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.2Long-term loans from banks

Details of long-term borrowings as of December 31, 2024 were as follows:

Lenders	As of December 31, 2024		Maturity date	Collateral
		USD
		(Convenience
	VND million	translation)
Syndicated loan No.1	12,751,953	524,016,971	From March 2025 to September 2030	(i)
In which: current portion	2,491,712	102,392,110
Syndicated loan No.4	1,970,809	80,986,604	From June 2025 to December 2026	(i)
In which: current portion	447,924	18,406,575
Syndicated loan No.5	3,165,712	130,088,843	From May 2025 to November 2029	(i)
In which: current portion	358,603	14,736,100
Syndicated loan No.7	6,266,690	257,517,568	From November 2027 to November 2028	(i)
In which: current portion	3,941,273	161,959,030
Loan from others	48,146	1,978,467	From February 2025 to October 2026	(ii)
In which: current portion	39,658	1,629,670
TOTAL	24,203,310	994,588,453
In which:
Non-current portion	16,924,140	695,464,968
Current portion	7,279,170	299,123,485

Details of long-term borrowings as of December 31, 2023 were as follows:

Lenders	As of December 31, 2023		Maturity date	Collateral
		USD
		(Convenience
	VND million	translation)
Syndicated loan No.1	13,997,995	575,220,670	From March 2024 to September 2030	(i)
In which: current portion	2,176,904	89,455,681
Syndicated loan No.2	4,473,261	183,820,053	From May 2024 to November 2024	(i)
In which: current portion	4,473,261	183,820,053
Syndicated loan No.4	2,200,874	90,440,682	From June 2024 to December 2026	(i)
In which: current portion	358,215	14,720,156
Syndicated loan No.5	3,127,891	128,534,662	From November 2024 to November 2029	(i)
In which: current portion	129,791	5,333,511
Syndicated loan No.6	5,918,804	243,221,862	From November 2025 to November 2026	(i)
Loan from others	14,989	615,944	From January 2024 to October 2026	Unsecured
In which: current portion	5,205	213,887
TOTAL	29,733,814	1,221,853,873
In which:
Non-current portion	22,590,438	928,310,585
Current portion	7,143,376	293,543,288
(i)	As of December 31, 2024 and 2023, these long-term loans were secured by:
●	The Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance;

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.2Long-term loans from banks (continued)

●	Certain shares of an affiliate of the Group held by the ultimate parent company;
●	Payment guarantee from the ultimate parent company and a commercial bank. The payment guarantee from the commercial bank is secured by certain properties held by affiliates.;
(ii)	As of December 31, 2024, these long-term loans were secured by vehicles under loan contract.

As of December 31, 2024, the Group’s collateral cover ratio was less than the required ratio specified in certain borrowing agreements. In January 2025, the Group subsequently restored the collateral cover ratio by adding additional assets into the collateral pursuant to the contractual agreements. By the date of the consolidated financial statements, the Group completed administrative procedures with the relevant regulatory body to register the additional collaterals.

Details of interest rate during the year of borrowings as of December 31, 2024 as follows:

Loans and borrowings	Currency	Interest rate applicable in 2023	Interest rate applicable in 2024
Secured loans without swap contract	USD	Floating interest rate, from 4.93% to 9.09% per annum	Floating interest rate, from 7.12% to 9.08% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 21A)	USD	Fixed interest rate under swap contract from 4.1% to 9.15% per annum	Fixed interest rate under swap contract from 4.1% per annum
Secured loans	EUR	—	Floating interest rate, from 5.08% to 6.73% per annum

13.3  Bonds

The balance as of 31 December 2024 includes bonds arranged by a third counterparty:

Bonds	As of December 31, 2024		Maturity	Interest rate	Collateral
		USD
		(Convenience
	VND million	translation)
Bond No.1	1,995,793	82,013,273	May 2025	Floating interest rate, annual interest rate from 9.775% to 10.175% per annum	(i)
In which: current portion	1,995,793	82,013,273
Bond No.2	4,992,091	205,140,374	From January to March 2025	Fixed interest rate from 14.4% to 14.5% per annum	(ii)
In which: current portion	4,992,091	205,140,374
Bond No.3	617,603	25,379,207	September 2025	Floating interest rate, annual interest rate from 10.875% to 11.225% per annum	(iii)
In which: current portion	617,603	25,379,207
Bond No.5	1,977,750	81,271,831	October 2026	Fixed interest rate at 13.5% per annum	(iv)
Bond No.6	3,951,000	162,358,742	October 2029	Fixed interest rate at 13.5% per annum	(iv)
Bond No.7	10,000	410,931	December 2026	Fixed interest rate at 13.5% per annum	(iv)

TOTAL	13,544,237	556,574,358
In which:
Non-current portion	5,938,750	244,041,504
Current portion	7,605,487	312,532,854

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.3  Bonds (continued)

(i)	This bond issue is secured by shares of an affiliate held by the ultimate parent company; payment guaranteed by the ultimate parent company.
(ii)	This bond issue is secured by shares of an affiliate company held by the ultimate parent company and shares of the ultimate parent company held by Vietnam Investment Group Joint Stock Company (“VIG”); payment guaranteed by the ultimate parent company.
(iii)	This bond issue is secured by shares of the ultimate parent company held by VIG; payment guaranteed by the ultimate parent company.
(iv)	This bond issue is secured by shares and real estates of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company. As of December 31, 2024, the Group’s collateral cover ratio was less than the required ratio specified in the related bond agreements. By the date of the consolidated financial statements, the Group completed administrative procedures with the relevant regulatory body to register the additional collaterals within committed timeline.

The balance as of 31 December 2023 includes bonds arranged by a third counterparty:

Bonds	As of December 31, 2023		Maturity	Interest rate	Collateral
		USD
		(Convenience
	VND million	translation)
Bond No.1	1,985,738	83,203,626	May 2025	Floating interest rate, annual interest rate from 9.26% to 11.675% per annum	(i)

Bond No.2	4,951,792	207,483,100	From January to March 2025	Fixed interest rate from 14.4% to 14.5% per annum	(ii)

Bond No.3	614,098	25,731,086	September 2025	Floating interest rate, annual interest rate from 10.42% to 11.725% per annum	(iii)

Bond No.4	11,443,465	479,488,182	December 2024	Floating interest rate, annual interest rate from 9.975% to 11.825% per annum	(iv)
In which: current portion	11,443,465	479,488,182

TOTAL	18,995,093	795,905,994
In which:
Non-current portion	7,551,628	316,417,812
Current portion	11,443,465	479,488,182
(i)	This bond issue is secured by shares of an affiliate held by the ultimate parent company; payment guaranteed by the ultimate parent company.
(ii)	This bond issue is secured by shares of the ultimate parent company held by the Company’s Managing Director and CEO; payment guaranteed by the ultimate parent company.
(iii)	This bond issue is secured by shares of the ultimate parent company held by VIG; payment guaranteed by the ultimate parent company.
(iv)	This bond issue is secured by shares of an affiliate held by the ultimate parent company; payment guaranteed by the ultimate parent company.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

14.DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

The deposits and down payment received in advance from customers for sales of automobiles, escooters and service parts were as follows:

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Refundable deposit liabilities	329,746	2,524,022	103,719,827
Non-refundable down-payment of contract liabilities	864,366	1,041,441	42,796,014
TOTAL	1,194,112	3,565,463	146,515,841

Revenue recognized from non-refundable down-payment in 2024 (2023) from these contract liabilities as of December 31, 2023 (2022)	652,339	728,073	29,918,759

15.DEFERRED REVENUE

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Beginning balance of the year	43,283	345,603	1,719,480	70,658,722
Additions	339,282	1,480,143	1,233,503	50,688,432
Revenue recognized	(36,962)	(106,266)	(106,334)	(4,369,591)
Ending balance of the year	345,603	1,719,480	2,846,649	116,977,563
In which:
Short-term	84,449	149,747	123,951	5,093,528
Long-term	261,154	1,569,733	2,722,698	111,884,035

Deferred revenue mainly related to service-type warranties, leasing activities for batteries and maintenance services.Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. From the deferred revenue balance as of December 31, 2023, revenue recognized during the year ended December 31, 2024 was VND102.5 billion (USD4.2 million). Of the total deferred revenue as of December 31, 2024, the Group expects to recognize VND124.0 billion (USD5.1 million) of revenue in the next 12 months. The remaining balance will be recognized over the performance period.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

16.SHORT-TERM ACCRUALS

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Accruals for the purchase of raw material, machines and equipment, information technology systems and development costs	8,364,481	5,695,041	234,026,752
Accrued construction costs for factories and infrastructure	969,311	337,019	13,849,147
Accrued selling expenses (i)	605,098	3,241,109	133,187,138
Accrued loan and bonds interests	695,011	398,839	16,389,521
Others	797,977	1,388,950	57,076,228
TOTAL	11,431,878	11,060,958	454,528,786
(i)

As at 31 December 2024, accrued selling expenses include accrued expenses related to free-charging program for customers purchasing electric vehicles (“EV customers”). The accrued expense of VND522 billion will be paid to V-Green Global Charging Station Development JSC (“V-Green JSC”), a related party, providing charging station services to EV customers.

17.OTHER LIABILITIES

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Provision for contract penalty, compensations and purchase commitments	1,381,631	1,853,326	76,158,866
Provision for residual guarantee program	—	140,461	5,771,975
Tax payables	635,967	2,041,629	83,896,815
Assurance-type warranties	895,086	2,215,403	91,037,723
Payables to employees	802,163	993,210	40,814,054
Payables relating to business cooperation contract with Nam An	5,814,429	—	—
Payables relating to business cooperation contract with Huong Hai	3,676,708	—	—
Others	669,641	2,229,754	91,627,450
TOTAL CURRENT LIABILITIES	13,875,625	9,473,783	389,306,883
Assurance-type warranties	1,665,963	3,414,032	140,293,076
Provision for residual guarantee program	—	857,308	35,229,423
Payable relating to government grant (i)	396,696	1,892,983	77,788,494
Others	131,594	135,790	5,580,028
TOTAL NON-CURRENT LIABILITES	2,194,253	6,300,113	258,891,021
(i)	The amount received from Site Development Agreement with North Carolina Department of Commerce (Note 2 (t)).

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

17.OTHER LIABILITIES (continued)

Details of movement of certain provisions during the year are as below:

	Currency: VND million
	Provision for	Provision
	contract penalty	related		Provision for
	and	to purchase	Assurance-type	residual
	compensation (i)	commitment	warranties	guarantee	TOTAL
At January 1, 2022:	3,937,545	178,411	335,470	—	4,451,426
Provision made during the year	272,779	—	740,710	—	1,013,489
Change in accounting estimate for pre-existing provisions	(157,349)	(7,728)	(25,024)	—	(190,101)
Utilized	(2,731,828)	(170,683)	(189,935)	—	(3,092,446)
At December 31, 2022	1,321,147	—	861,221	—	2,182,368
At January 1, 2023:	1,321,147	—	861,221	—	2,182,368
Provision made during the year	1,016,745	—	1,843,776	—	2,860,521
Change in accounting estimate for pre-existing provisions	—	—	222,988	—	222,988
Utilized	(956,261)	—	(366,936)	—	(1,323,197)
At December 31, 2023	1,381,631	—	2,561,049	—	3,942,680
At January 1, 2024:	1,381,631	—	2,561,049	—	3,942,680
Provision made during the year	1,002,699	—	4,066,583	997,769	6,067,051
Change in accounting estimate for pre-existing provisions	(10,686)	—	(21,010)	—	(31,696)
Utilized	(520,318)	—	(977,187)	—	(1,497,505)
At December 31, 2024	1,853,326	—	5,629,435	997,769	8,480,530
USD	76,158,866	—	231,330,799	41,001,397	348,491,062
(i)	The penalty and compensation costs incurred in 2024 were primarily related to the estimated charge from suppliers due to failure to meet committed volume, discontinuation of the development and engineering change of certain future electric vehicle models. As of 31 December 2024, the Company was still in the negotiation process to finalize compensation amounts.

18.LEASES

Group as a lessee

The Group determines whether an arrangement is a lease at inception. The Group has entered into various non-cancellable operating lease and finance lease agreements for lands, showrooms, ship, offices and tooling used in its operations. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of or less than 12 months).

As most of the leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

As of December 31, 2024, the Group’s consolidated balance of finance lease assets and finance lease liabilities was VND87.9 billion (USD3.6 million) and VND89.3 billion (USD3.7 million) respectively.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

18.LEASES (continued)

Group as a lessee (continued)

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Operating lease
Right-of-use assets – Operating lease	7,081,509	5,042,347	207,205,548
Total operating lease liabilities	6,854,700	5,485,846	225,430,286
In which:
Current portion of operating lease liabilities	1,524,356	1,486,822	61,098,090
Non-current operating lease liabilities	5,330,344	3,999,024	164,332,196
In which:
Lease liabilities from related parties (*)	1,098,369	524,032	21,534,087
Lease liabilities from third parties	5,756,331	4,961,814	203,896,199
(*)	Detail of balance of lease liabilities from related parties are as follows:

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Vinhomes JSC	36,133	48,750	2,003,287
VHIZ JSC	480,290	—	—
VHIZ Hai Phong JSC	—	399,513	16,417,219
Vincom Retail JSC	251,927	10,762	442,244
Vincom Retail Operation LLC	310,162	21,297	875,159
Others	19,857	43,710	1,796,178
TOTAL	1,098,369	524,032	21,534,087

The components of lease expense are as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Operating lease expense	757,710	1,729,244	1,905,922	78,320,197

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term: (months)
Operating lease	76	66
Weighted-average discount rate:
Operating leases	11.26%	10.71%

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

18.LEASES (continued)

Group as a lessee (continued)

Supplemental cash flow information related to operating leases where the Group is the lessee was as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	638,235	1,549,627	1,385,185	56,921,512

As of December 31, 2024 and 2023, the maturities of operating lease liabilities (excluding short-term leases) were as follows:

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Less than 1 year	1,611,095	1,639,537	67,373,618
From 1 to 2 years	1,829,025	1,513,802	62,206,780
From 2 to 3 years	1,700,901	1,385,638	56,940,127
From 3 to 4 years	1,513,648	819,732	33,685,309
From 4 to 5 years	949,310	514,174	21,128,991
Thereafter	2,711,213	1,782,592	73,252,188
TOTAL	10,315,192	7,655,475	314,587,013
Less: Imputed interest	3,460,492	2,169,629	89,156,727
Present value of lease obligations	6,854,700	5,485,846	225,430,286
Less: Current portion	1,524,356	1,486,822	61,098,090
Non-current portion of lease obligations	5,330,344	3,999,024	164,332,196

Group as a lessor

Operating Lease and Sales-type Lease Receivables

The Group is the lessor of batteries of EV and E-scooter (Note 2(n)).

As of December 31, 2024 and 2023, maturities of our operating lease and sales-type lease receivables from customers for each of the next five years and thereafter were as follows:

	Sale-type lease			Operating lease
	As of December 31,			As of December 31,
	2023	2024	2024	2023	2024	2024
	VND million	VND million	USD	VND million	VND million	USD
Less than 1 year	107,553	199,350	8,191,905	165,767	512,432	21,057,407
From 1 to 2 years	107,553	199,350	8,191,905	165,767	507,346	20,848,408
From 2 to 3 years	107,553	199,350	8,191,905	165,767	492,241	20,227,697
From 3 to 4 years	107,553	199,350	8,191,905	165,767	469,014	19,273,228
From 4 to 5 years	107,553	199,350	8,191,905	165,767	453,054	18,617,382
Thereafter	322,353	442,176	18,170,372	653,545	1,270,215	52,197,041
TOTAL	860,118	1,438,926	59,129,897	1,482,380	3,704,302	152,221,163

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

18.LEASES (continued)

Group as a lessor (continued)

Net investment in sales-type leases

Net investment in sales-type leases (battery lease transactions) is the sum of the present value of the lease receivable (a lessor’s right to receive lease payments arising from a sales-type lease). Net investment in sales-type leases is presented on the consolidated balance sheet as follows:

	As of December 31,
	2023	2024	2024
	VND million	VND million	USD
Gross lease receivables	904,418	1,642,125	67,479,967
Received cash	(53,765)	(203,199)	(8,350,072)
Unearned interest income	(142,436)	(279,473)	(11,484,405)
Net investment in sales-type leases	708,217	1,159,453	47,645,490
Reported as:
Current net investment in sales-type lease	87,552	134,713	5,535,772
Non-current net investment in sales-type lease	620,665	1,024,740	42,109,719
Net investment in sales-type leases	708,217	1,159,453	47,645,490

Lease income in operating lease

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Lease income relating to lease payments	26,387	233,817	341,296	14,024,902
Lease income relating to variable lease payments not included in the measurement of the lease receivable	14,065	67,272	41,617	1,710,171

19.CORPORATE INCOME TAX

The tax report filed by the entities under the Group is subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended December 31, 2024, 2023 and 2022 were:

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Income taxes
Current income tax expense	3,813	111,427	56,926	2,339,264
Deferred income tax expense/(income)	1,058,522	(34,502)	(86,621)	(3,559,523)
Income tax expense reported in the consolidated statement of operations	1,062,335	76,925	(29,695)	(1,220,259)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

19.CORPORATE INCOME TAX (continued)

The reconciliation of tax computed by applying the Vietnam’s statutory tax rate of 20% to the Group’s income tax expense of the years presented are as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Loss before tax expense	(51,896,362)	(60,173,423)	(77,384,644)	(3,179,973,043)
Income tax benefit computed at the Vietnam statutory tax rate of 20%	(10,379,272)	(12,034,685)	(15,476,929)	(635,994,617)
Effect of preferential tax rates	4,397,659	5,189,245	9,534,979	391,821,615
Foreign tax rates differential	(232,379)	(341,129)	(376,196)	(15,459,051)
Deemed contribution from owners through cash donation to the Company (i)	—	1,974,626	2,035,221	83,633,491
Deemed contribution from owner through free electric charging offered to VinFast’s customers (i)	—	—	590,075	24,247,997
Others	685,487	492,047	542,007	22,272,735
Change in valuation allowance	6,590,840	4,796,821	3,121,148	128,257,571
Estimated income tax expense	1,062,335	76,925	(29,695)	(1,220,259)
(i)	These amount are treated as taxable income under Vietnam tax regulations.

The Vietnam statutory income tax rate was used because the majority of the Group’s operations are based in Vietnam.

19.1 Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2024.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income, except for VinFast Vietnam, VinEG and VinES Ha Tinh.

The statutory CIT rate applicable to the income generated from investment projects of these entities is 10% in the first consecutively 15 years commencing from the first year in which income from investment project is generated. These entities are entitled to an exemption from CIT for investment project for 4 years commencing from the first year in which a taxable income from investment project is earned or commencing from the fourth year from the first year in which revenue is generated if no taxable profit is earned for the first 3 years, and a 50% reduction of CIT for the subsequent 9 years. Details of these tax incentives period depend on the specific condition of each entity.

Others

The CIT rates applicable to subsidiaries established in countries other than Singapore and Vietnam vary depending on the regulations of the local tax authorities.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

19.CORPORATE INCOME TAX (continued)

19.2 Deferred tax

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Deferred tax assets
Unrecognised tax loss carried forward	3,285,533	5,202,753	8,936,844	367,242,408
Deferred tax assets from lease back transaction	3,127,683	3,492,038	3,625,123	148,967,454
Written-off R&D expenses	971,726	2,249,112	3,252,649	133,661,352
Lease liabilities	904,451	1,063,152	721,285	29,639,819
Excess of deductible capped interest expense carried forward	734,621	1,131,794	1,886,951	77,540,621
Start-up costs	704,720	794,479	739,605	30,392,644
Provision for net realizable value of inventory	192,141	446,205	463,188	19,033,820
Impairment of long-lived assets	122,954	44,663	539,442	22,167,331
Others	173,872	728,463	1,494,371	61,408,301
Total deferred tax assets	10,217,701	15,152,659	21,659,458	890,053,750
Less valuation allowance	(7,911,734)	(12,513,175)	(19,115,404)	(785,510,746)
Total deferred tax assets, net amount	2,305,967	2,639,484	2,544,054	104,543,004
Deferred tax liabilities
Deferred tax liabilities from lease back transaction	(2,354,879)	(2,442,623)	(2,437,689)	(100,172,139)
Right-of-use assets	(904,451)	(1,063,152)	(721,285)	(29,639,819)
Others	(106,403)	(158,973)	(323,723)	(13,302,774)
Total deferred tax liabilities	(3,365,733)	(3,664,748)	(3,482,697)	(143,114,732)
Net deferred tax liabilities	(1,059,766)	(1,025,264)	(938,643)	(38,571,728)
Reflected in the consolidated balance sheet as follows:
Deferred tax assets	—	—	—	—
Deferred tax liabilities	(1,059,766)	(1,025,264)	(938,643)	(38,571,728)
Deferred tax liabilities, net	(1,059,766)	(1,025,264)	(938,643)	(38,571,728)

19.3 Valuation allowance for deferred tax assets

Full valuation allowances have been provided where, based on all available evidence, management determined that it is more likely than not that deferred tax assets will not be realizable in future tax years. Movement of valuation allowance is as follow:

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Balance at beginning of the year	2,840,310	7,911,734	12,513,175	514,204,849
Net change in valuation allowance	5,071,424	4,601,441	6,602,229	271,305,897
Balance at end of the year	7,911,734	12,513,175	19,115,404	785,510,746

Tax losses carried forward

The tax losses carried forward mainly come from Vietnamese entities, which are entitled to carry tax losses forward to offset against taxable income arising within five years subsequent to the year in which the loss was incurred.

As of December 31, 2024, the Group had accumulated tax losses of VND89,765.2 billion (USD3,688.7 million) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

19.CORPORATE INCOME TAX (continued)

19.3 Valuation allowance for deferred tax assets (continued)

Tax losses carried forward (continued)

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable profit cannot be ascertained at this stage.

The Group has tax losses mainly arising in Vietnam. The Vietnamese entities is entitled to carry tax losses forward to offset against taxable income arising within 5 years subsequent to the year which the loss was incurred. As at the consolidated balance sheet date, the Vietnamese entities had accumulated tax losses of approximately VND67,893 billion, of which tax losses that will be forfeited in 2025 is approximately VND10,146 billion, available for offset against future taxable income within five years subsequent to the year in which the loss incurred.

As of December 31, 2024, the Group has tax losses arising in subsidiaries other than Vietnam of VND21,871.9 billion (USD898.8 million) that will be carried for deduction against future taxable profit depending on the local tax regulations.

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

Uncertain tax position

The management takes into account the requirement of ASC 740 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as of December 31, 2024, 2023 and 2022.

Income tax returns are filed in multiple jurisdictions and are subject to examination by taxing authorities throughout the world. We have open tax years from 2020 to 2024 with various significant tax jurisdictions. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

20.OTHER INCOME AND EXPENSES AND LOSSES PER SHARE

20.1 Other operating income/expenses

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Other operating income
Foreign exchange gains	77,466	—	—	—
Voucher terminated	47,760	207,098	—	—
Interest due to late payment from customers	—	163,754	268,578	11,036,696
Others	120,953	104,896	129,513	5,322,088
Total	246,179	475,748	398,091	16,358,784
Other operating expenses
Foreign exchange losses	881,889	695,050	1,035,914	42,568,893
Penalties	134,143	1,131,947	1,496,341	61,489,254
Written off and disposal of long-lived assets	—	81,165	570,050	23,425,108
Others	109,288	139,601	503,945	20,708,650
Total	1,125,320	2,047,763	3,606,250	148,191,905
Net other operating expenses	(879,141)	(1,572,015)	(3,208,159)	(131,833,121)

20.2 Finance income

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Interest income on loan receivables	156,892	376,843	291,428	11,975,673
Interest income on sales-type lease	1,749	29,410	61,339	2,520,608
Others	4,479	16,493	1,763	72,447
Total	163,120	422,746	354,530	14,568,728

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

20.OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

20.3 Finance costs

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Contractual coupons on loans and borrowings	6,527,870	10,129,306	15,661,165	643,565,441
Change in amortized costs of financial instruments measured at amortized cost	2,124,550	3,189,365	2,893,999	118,923,320
Others	76,859	463,434	552,986	22,723,896
Total	8,729,279	13,782,105	19,108,150	785,212,657

20.4 Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2024, 2023 and 2022. Details are as below:

	For the year ended December 31,
	2022	2023	2024	2024
	VND million	VND million	VND million	USD
Net loss attributable to controlling interests	(52,887,812)	(60,168,126)	(77,265,364)	(3,175,071,461)
Net loss attributable to controlling interests adjusted for the effect of dilution	(52,887,812)	(60,168,126)	(77,265,364)	(3,175,071,461)

				Unit: Shares
Weighted average number of ordinary shares for basic earnings per share	2,299,008,659	2,310,823,009	2,338,415,230	2,338,415,230
Weighted average number of ordinary shares adjusted for the effect of dilution	2,299,008,659	2,310,823,009	2,338,415,230	2,338,415,230

	For the year ended December 31,
	2022	2023	2024	2024
	VND	VND	VND	USD
Basic loss per share	(23,005)	(26,038)	(33,042)	(1.4)
Diluted loss per share	(23,005)	(26,038)	(33,042)	(1.4)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

20.OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

20.4 Loss per share (continued)

For the year ended December 31, 2024, the Company had potential ordinary shares, including convertibles notes and warrants. As the Company incurred loss for the year ended December 31, 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average number of these potential ordinary shares were excluded from the calculation of diluted net loss per share as below:

For the year ended December 31, 2024
DPS (Note 22)	417,238,973
Number of outstanding warrants (Note 22)	3,321,002

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

21.FAIR VALUE HIERARCHY

A.Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2023
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical instruments	observable inputs	inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swaps contracts (i)	—	—	614,134	614,134
- Other investments (ii)	—	—	918,040	918,040
In which:
Non-current portion	—	—	984,164	984,164
Current portion	—	—	548,010	548,010
At December 31, 2023	—	—	1,532,174	1,532,174
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	—	—	18,258,063	18,258,063
- Convertible debenture	—	—	1,190,475	1,190,475
- Warrant liability	137,057	—	—	137,057
In which:
Non-current portion	137,057	—	—	137,057
Current portion	—	—	19,448,538	19,448,538
At December 31, 2023	137,057	—	19,448,538	19,585,595
(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2023.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

21.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of December 31, 2024
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical instruments	observable inputs	inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swaps contracts (i)	—	—	185,787	185,787	7,634,559
- Other investments (ii)	—	—	918,040	918,040	37,725,087
In which:
Non-current portion	—	—	918,040	918,040	37,725,087
Current portion	—	—	185,787	185,787	7,634,559
At December 31, 2024	—	—	1,103,827	1,103,827	45,359,646
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	—	—	21,619,612	21,619,612	888,416,355
- Warrant liability	36,326	—	—	36,326	1,492,747
In which:
Non-current portion	36,326	—	—	36,326	1,492,747
Current portion	—	—	21,619,612	21,619,612	888,416,355
At December 31, 2024	36,326	—	21,619,612	21,655,938	889,909,102
(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2024.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

21.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:

	As of	Initial recognition	Net change in		As of
	January 1,	during	fair value		December 31,
	2023	the year	during the year	Reclassification	2023
	VND million		VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	1,229,050	—	(614,916)	—	614,134
- Other investments (ii)	918,040	—	—	—	918,040
In which:
Non-current portion	1,581,770	—	(630,208)	32,602	984,164
Current portion	565,320	—	15,292	(32,602)	548,010

Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	15,180,723	—	3,077,340	—	18,258,063
- Convertible debenture	—	1,190,475	—	—	1,190,475
In which:
Non-current portion	15,180,723	—	3,077,340	(18,258,063)	—
Current portion	—	1,190,475	—	18,258,063	19,448,538

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

21.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow (continued):

	As of	Net change in		As of	As of
	January 1,	fair value	Payment made	December 31,	December 31,
	2024	during the year	during the year	2024	2024
	VND million	VND million	VND million		USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swaps contract (i)	614,134	(428,347)	—	185,787	7,634,559
- Other investments (ii)	918,040	—	—	918,040	37,725,087
In which:
Non-current portion	984,164	(66,124)	—	918,040	37,725,087
Current portion	548,010	(362,223)	—	185,787	7,634,559

Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	18,258,063	3,361,549	—	21,619,612	888,416,355
- Convertible debenture	1,190,475	—	(1,190,475)	—	—
In which:
Non-current portion	—	—	—	—	—
Current portion	19,448,538	3,361,549	(1,190,475)	21,619,612	888,416,355
(i)	The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1, No.2, and No.3. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving a notional amount in USD with the financial institutions. The CCIRS contract of the loan No.3 and No.2 was expired in April 2023 and November 2024, respectively. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1 as disclosed in Note 13.2.

As of December 31, 2024, the total net amount of fair value of the CCIRS derivative assets were VND185.8 billion (USD7.6 million) (2023: VND614.1 billion). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2024 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of operations.

In the second quarter of 2023, certain CCIRS contracts were modified to replace the LIBOR rate with the Term Secured Overnight Financing Rate (“Term SOFR”). The Company elected to apply the optional expedient (with the required criteria met) to the modification of CCIRS contracts and accordingly, did not remeasure at the modification date.

(ii)	As of December 31, 2024, the Group has 3.75% voting shares in Storedot Ltd., equivalent to 2,219,970 series D preference shares of this company which was invested in December 2021.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

21.FAIR VALUE HIERARCHY (continued)

BValuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

●	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of December 31, 2024 and as of December 31, 2023 are shown below:

	Valuation		Significant unobservable	Rate
Item	technique	Valuation date	inputs	(%/annum)
CCIRS contract of the loan No.1	Discounted Cash Flow (“DCF”)	December 31, 2023	Interpolated SOFR for subsequent years	4.70 - 5.54
		December 31, 2024	Interpolated SOFR for subsequent years	4.45
CCIRS contract of the loan No.2	DCF	December 31, 2023	Interpolated SOFR for subsequent years	4.98 - 5.57
		December 31, 2024	Interpolated SOFR for subsequent years	Expired in November 2024
Financial liabilities in respect of DPS2 (*)	Binomial option pricing model – Lattice model and Available Market Price (AMP)	December 31, 2023	Credit spread of the Company	12.46
			Probability of expected events & expected exercise date
			Volatility	66.6%
	Binomial option pricing model – Lattice model and Available Market Price (AMP)	December 31, 2024	Credit spread of the Company	13.6
			Probability of expected events & expected exercise date
			Volatility	62.6%
Other investments	Combination of calibration method and market comparable Option Pricing Model	December 31, 2023	Volatility	61.3% - 92.9%
			Risk free rate	2.1%
		December 31, 2024	Volatility	53.8% - 90.8%
			Risk free rate	2.5%
(*)

The Group has never declared or paid any cash dividends on its ordinary shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies.

An increase/decrease in the credit spread of the Company would result in a decrease/increase in fair value of the financial liabilities in respect of DPS2.

The Company remeasured DPS1 and DPS4 at fair value as of the date the terms and conditions of these DPSs were amended (i.e., 31 December 2024) in accordance with Share Exchange Agreements (Note 22). The following methods and assumptions were used for the non-recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Valuation		Significant unobservable	Rate
Item	technique	Valuation date	inputs	(%/annum)
Equity instrument in respect of DPS1 and DPS4	Binomial option pricing model – Lattice model	December 31, 2024	Credit spread of the Company	13.6
			Volatility	62.6%
			Risk free rate	3.934 – 4.119

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

22.DIVIDEND PREFERENCE SHARES

Dividend preference shares recognized as financial liabilities

Dividend preferred shares (“DPS2”) issued under the series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle of instruments (collectively referred to as the ‘Financial liabilities in respect of DPS2’), and are measured at fair value through profit or loss in the consolidated statements of the Company. Details are as below:

In 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD625 million aggregate principal amount of exchangeable bonds (“EB”). Investors of EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events as specified in transaction documents.

Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which, investors of EB have the rights to exchange their EB for a number of the Company’s ordinary shares at the exchange rate determined in transaction documents.

●	Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of DPS2.
●	In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2, at the conversion rate of 1:1, and such conversion is dependent on whether appropriate approvals are obtained.
●	In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.
●	In 2024, Vingroup JSC partially redeemed the EB. The terms of the remaining EB (“Revised EB”) were revised in accordance with the Deed of Amendment and Supplement and Supplemental Deed Poll both dated in April 2024. On July 16, 2024, Vingroup JSC and VinFast signed a Notice Letter relating to the put option agreement (as amended and supplemented) to clarify the amount of the put option considerations, which include the amount required for Vingroup JSC to fulfil its redemption obligations resulting from the relevant redemptions. The costs to be incurred by Vingroup JSC, and therefore comprising the put option consideration, is understood to also include an interest amount at the rate of 9% accruing over any actual payment amount that has been paid by Vingroup JSC.
●	As of December 31, 2024, the fair value of the financial liabilities in respect of DPS2 was VND21,619.6 billion (USD888.4 million). Change in fair value of this instrument was recorded as a loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

22.DIVIDEND PREFERENCE SHARES (continued)

Dividend preference shares recognized as equity instruments

Other dividend preference shares (DPS) held by Vingroup JSC, are recognized as equity instruments and presented as non-controlling interest in the consolidated financial statements of the Company. Details are as below:

Preference shares	Timing of issuance (year)	No of shares	Dividend (%) (v)	Other principles
Dividend Preference Shares 1 (“DPS 1”)	2022	600,000,000	0.01%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 3 (“DPS 3”)	2022	2,578,216,022	0.01%/year	(i), (iv)
Dividend Preference Shares 4 (“DPS 4”)	2022	4,573,371,392	9%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 5 (“DPS 5”)	2024	2,000,000,000	12%/year (unpaid dividends shall be accumulative)	(i), (ii), (iii)
TOTAL		9,751,587,414
(i)	Par value of share: 10,000 VND. These DPS carry no voting right and are not redeemable at the request of DPS shareholder.
(ii)	DPS shareholder has the right (but not the obligation) to convert DPS into VinFast Vietnam’s ordinary shares, as stipulated in the transaction documents.
(iii)

DPS shareholder has the right (but not the obligation) to exchange DPS into ordinary shares of the Company, as stipulated in the Share Exchange Agreements dated 31 December 2024 which were entered into between Vingroup JSC and the Company. The number of the Company’s ordinary shares to be issued shall be equal to the number of DPSs requested to be exchanged divided by a pre-determined exchange rate and rounded down to the nearest whole number. In all cases, the exchange rates shall be subject to customary adjustment terms.

(iv)

Unless DPSs have been converted into VinFast Vietnam’s ordinary shares before VinFast Vietnam is dissolved, liquidated, or bankrupt, in the event of VinFast Vietnam’s dissolution, liquidation, or bankruptcy, DPS shareholder shall have the same rights as ordinary shareholders to receive the remaining assets of VinFast Vietnam as specified in the transaction documents.

(v)

The payment of dividends shall be made provided that VinFast Vietnam’s net retained earnings for the year, after paying all dividends, is positive and the payment of dividends in the year does not lead to any breach of VinFast Vietnam’s obligations. Dividend may be paid at a time determined by VinFast Vietnam’s shareholders.

(vi)

As of 31 December 2024, terms and conditions of DPS 1 and DPS 4 were amended by including exchange rights as specified in the Share Exchange Agreements, which triggered extinguishment accounting. DPS 1 and DPS 4, following this amendment, are still qualified for equity classification. As a result, DPS 1 and DPS 4 were remeasured at fair value and the differences amounting to VND27,498,416 million between their fair value and carrying amount were recorded as a change in additional paid-in capital.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.TRANSACTIONS WITH RELATED PARTIES

The principal related parties with which the Group had significant transactions during the years ended December 31, 2024, 2023 and 2022 presented are as follows:

Related parties	Relationship with the Company
Pham Nhat Vuong	Managing Director and CEO
Vingroup JSC	Ultimate Parent
VIG	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology LLC”)	Entity under common control
Vincom Retail JSC	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Landmark 81 Company Limited (“Vincom Retail Landmark 81 LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes Hai Phong Industrial Zone Investment JSC (“VHIZ Hai Phong JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Entity under common control (Associate of the Ultimate Parent Company until July 2023)
Thai Son Construction Investment JSC	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
PT XanhSM Green and Smart Mobility Indonesia (“PT Xanh SM Indo”)	Entity under common control
Ecology Development and Investment Joint Stock Company (“Ecology JSC”)	Entity under common control
Suoi Hoa Urban Development and Investment Joint Stock Company (“Suoi Hoa JSC”)	Entity under common control
VinCSS Internet Security Services Joint Stock Company (“VinCSS JSC”)	Entity under common control
VinITIS Transmission Infrastructure and Information Technology Solution (“VinITIS JSC”)	Entity under common control
Green City Development Joint Stock Company (“Green City Development JSC”)	Entity under common control
Vinmec Joint Stock Company (“Vinmec JSC”)	Entity under common control
Metropolis Ha Noi Joint Stock Company (“Metropolis Ha Noi JSC”)	Entity under common control
V-Green Global Charging Stations Development Joint Stock Company (“V-Green JSC”)	Entity under common control

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2024, 2023 and 2022 were as follows:

		For the year ended December 31,
		2022	2023	2024	2024
Related party	Transactions	VND million	VND million	VND million	USD
Vingroup JSC	Borrowings	65,338,768	91,531,622	60,854,614	2,500,703,267
	Borrowings (converted from interest payable)	2,625,845	—	2,792,567	114,755,167
	Interest expense	2,808,526	4,341,287	8,014,773	329,351,675
	Capital contribution by offsetting against borrowings	45,733,714	1,173,000	20,000,000	821,861,516
	Capital contribution receipt in cash	6,163,392	765,000	—	—
	Capital contribution by offsetting against P-notes	25,782,160	—	—	—
	Issuance of DPS	13,995,359	—	—	—
	Cash received from selling car vouchers	700,150	—	—	—
	Loan receivables	285,000	31,708	—	—
	Interest receivables	68,576	1,335	—	—
	Vingroup guarantee for VinFast’s payment obligations	(i)	(i)	(i)	(i)

Asian Star	Borrowings	94,920	—	—	—
	Capital contribution receipt in cash	47,569	—	—	—
	Sponsorship contribution - accounted for as deemed contribution	—	1,667,786	—	—

VIG	Consideration receivable from disposal of ICE assets which was used to offset against P-notes	24,208,340	—	—	—
	Consideration receivable from disposal of ICE assets which was used to offset against debts related to lease back ICE assets	1,148,215	—	—	—
	Cash received for disposal of ICE assets (inclusive of VAT receivable)	2,000,000	—	1,642,444	67,493,076
	Capital contribution receipt in cash	106,168	—	—	—
	Sponsorship contribution - accounted for as deemed contribution	—	—	74,904	3,078,036

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2024, 2023 and 2022 were as follows (continued):

		For the year ended December 31,
		2022	2023	2024	2024
Related party	Transaction	VND million	VND million	VND million	USD
Pham Nhat Vuong	Sponsorship contribution - accounted for as deemed contribution	350,000	22,795,472	8,277,310	340,140,127
	Deemed contribution from owner to VinFast’s customers (ii)	—	—	5,900,755	242,480,173
	VinES transactions	(iii)	(iii)	(iii)	(iii)

Vinhomes JSC	Cash received from selling car and e-scooter vouchers	5,345,953	—	—	—
	Sale of vehicles	—	—	1,613,572	66,306,637
	Sale of smart devices	1,933	136,773	5,681	233,450
	Service fee	95,811	68,002	82,934	3,408,013

Vinpearl JSC	Borrowing	500,000	—	—	—
	Interest receivable	77,711	331,394	2,071	85,104
	Purchase of hospitality vouchers	56,095	160,564	55,423	2,277,502
	Purchase of other services	99,224	96,026	126,523	5,199,219
	Advance to buy voucher	150,000	—	—	—
	Hotel service expenses	99,794	43,044	19,370	795,973
	Loan receivables	—	11,210,000	300,000	12,327,923
(i)	There are certain loans and borrowings of VinFast guaranteed by ultimate parent. Details are presented in Note 13.
(ii)	This represents the estimated amount to be paid directly by Mr. Pham to V-Green for the entire free charging period for all applicable sales up to December 31, 2024 under the free charging program in Vietnam (excluding the free charging programs that announced and committed by VinFast previously).
(iii)	Details are presented in Note 3.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2024, 2023 and 2022 were as follows (continued):

		For the year ended December 31,
		2022	2023	2024	2024
Related party	Transaction	VND million	VND million	VND million	USD
Vinsmart JSC	Purchase of fixed assets, tools, materials and goods	3,178,988	25,279	225,082	9,249,312
	Sponsorship contribution - accounted for as deemed contribution	—	—	12,000,000	493,116,910
VHIZ JSC	Contractual profit sharing under business investment and cooperation contract	56,000	—	—	—
	Interest expense	1,326,838	1,729,858	1,485,300	61,035,546
	Payment on behalf	377,921	171,750	1,580	64,927
VHIZ Hai Phong JSC (*)	Interest expense	—	—	283,217	11,638,258
Vincom Retail JSC	Borrowings	3,250,000	3,540,000	—	—
	Interest expense	54,547	42,262	—	—
Vincom Retail Operation LLC	Rental showrooms and charging stations	110,077	109,551	174,200	7,158,414
	Borrowings	4,570,000	6,920,000	2,130,000	87,528,251
	Interest expense	55,726	117,031	138,128	5,676,104
Suoi Hoa JSC	Borrowings	—	685,000	230,000	9,451,407
VinFast Lithium Battery Pack LLC	Purchase of assets, materials and tools	80,077	5,140	138,425	5,688,309
Vinbus Ecology LLC	Revenue from sale of electric buses	847,128	170,427	87,963	3,614,670
	Borrowings	—	—	18,474,000	759,153,483
	Interest expense	—	—	327,755	13,468,461
	Loan receivables	—	—	9,900,000	406,821,451
	Interest receivables	—	—	180,197	7,404,849
Ecology JSC	Revenue from sale of electric buses	46	254,902	21,545	885,350
GSM JSC	Revenue from sale of vehicles	—	18,557,705	9,852,019	404,849,764
	Other revenues	—	9,184	53,796	2,210,643
	Late payment penalty interest	—	143,856	245,817	10,101,377
PT Xanh SM Indo	Revenue from sale of vehicles	—	—	1,654,307	67,980,563
V-Green JSC	Revenue from business cooperation contracts	—	—	55,298	2,272,365
	Payment on behalf	—	—	398,554	16,377,810
	Charging subsidies	—	—	211,875	8,706,595
VinCSS JSC	Information technology service fee	73,421	94,196	61,353	2,521,183
VinITIS JSC	Information technology service fee	28,959	60,020	103,642	4,258,969
Vincom Retail Landmark 81 LLC	Borrowings	—	—	140,000	5,753,031
Thai Son Construction Investment JSC	Borrowings	—	7,500,000	—	—
	Interest expense	—	86,136	—	—
Green City Development JSC	Borrowings	—	5,720,000	—	—
	Interest expense	—	134,363	—	—
Vinmec JSC	Loan receivables	—	1,040,000	—	—
	Interest receivables	—	15,671	—	—
Metropolis Ha Noi JSC	Borrowings	1,725,000	—	—	—
(*)

In November 2024, VHIZ JSC split into VHIZ Hai Phong JSC, VHIZ Ha Tinh JSC and VHIZ JSC. Accordingly, VHIZ JSC transfer all rights and obligations under the factory leasing contract previously signed with the Company to VHIZ Hai Phong JSC.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years

During the year ended December 31, 2024, 2023 and 2022, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

The sales to and purchases from related parties are made on terms agreed among parties. Outstanding balances at the year-end are unsecured and interest free (except for borrowings from related parties as disclosed in Note 23a and overdue receivables from related parties) and settlement occurs in cash or offsetting against debts. There has been no guarantee provided or received for any related party receivables or payables.

During the years ended December 31, 2024, 2023 and 2022, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

Capital Funding Agreement

VinFast Vietnam, a subsidiary, has entered into the Capital Funding Agreement and the related amendment with Mr. Pham and Vingroup JSC, Asian Star, VIG (hereby called the Initial Shareholders) that provides a framework for us to receive up to VND60,000.0 billion (USD2,465.6 million), consisting of VND24,000.0 billion (USD986.2 million) in grants from Mr. Pham, directly or through the Asian Star and VIG, as well as up to VND24,000.0 billion (USD986.2 million) in loans and up to VND12,000.0 billion (USD493.1 million) in grants from Vingroup JSC through its subsidiary Vinsmart JSC by April 2024, in amounts to be mutually agreed, at such time as required by VinFast and subject to Mr. Pham and the Company’s Initial Shareholders having sufficient financial resources. These fundings have been completely disbursed to us until April 2024.

In November 2024, VinFast Vietnam, has entered into the Grant Agreement with Mr. Pham, Asian Star and VIG (“Grantors”) that provides a framework for us to additionally receive in cash or in kind value of up to VND50,000.00 billion, in amounts to be mutually agreed, at such time as required by VinFast and subject to financial capacity of Grantors at that time. As of December 2024, Mr. Pham disbursed an aggregate amount of VND5,000 billion (USD205.5 million) to VinFast in accordance with this Grant Agreement.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Capital Funding Agreement (continued)

Amounts due to and from related parties as of December 31, 2024 and 2023:

	As of December 31
	2023	2024	2024
	VND million	VND million	USD
Amounts due from related parties
Short-term advance to and receivables (Note 23b)	2,374,382	4,272,121	175,554,592
Long-term receivables	51,073	3,630	149,168
Total	2,425,455	4,275,751	175,703,760

Amounts due to related parties
Short-term payables to and borrowings from related parties	49,341,144	64,251,391	2,640,287,282
Short-term payables (Note 23b)	6,216,882	9,370,301	385,054,489
Short-term borrowings (Note 23a)	43,124,262	54,881,090	2,255,232,792
Long-term payables to related parties	19,682,747	42,095,740	1,729,843,435
Long-term payables (Note 23b)	17,297,050	18,142,459	745,529,443
Long-term borrowings (Note 23a)	2,385,697	23,953,281	984,313,992
Total	69,023,891	106,347,131	4,370,130,717

a)Detail of loans to and borrowings from related parties:

As of December 31, 2024:

		Interest rate
Related parties	VND million	per annum	Maturity date
Short-term borrowings from related parties
Vingroup JSC	54,840,302	From 5.2% to 12%	From February to December 2025
Vinpearl Australia Pty Ltd.	40,788	7%	From January to December 2025
Total	54,881,090
Long-term borrowings from a related party
Vingroup JSC	23,953,281	From 9.175% to 15%	From January 2026 to May 2028
Total	23,953,281

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.	TRANSACTIONS WITH RELATED PARTIES (continued)

a)Detail of loans to and borrowings from related parties: (continued)

As of December 31, 2023:

		Interest rate
Related parties	VND million	per annum	Maturity date
Short-term borrowings from related parties
Vingroup JSC	43,107,758	From 5.7% to 12%	From February 2024 to December 2024
Vinpearl Australia Pty Ltd.	16,504	7%	August 2024
Total	43,124,262
Long-term borrowings from a related party
Vingroup JSC	2,385,697	From 14.5% to 15%	August 2025 and September 2026
Total	2,385,697

b)Detail of other balance due from and due to related parties:

As of December 31, 2024:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
GSM JSC	Receivable from sale of vehicles and deferred payment interest	2,343,282
PT Xanh SM Indo	Receivable from sale of vehicles	1,325,057
V-Green JSC	Receivable from sharing of business cooperation contact, payment on behalf and others	371,046
Others	Other advance and short-term receivables	232,736
Total		4,272,121
Short-term payables to related parties
VHIZ JSC	Payable for leaseback transaction and others	131,978
VHIZ Hai Phong JSC	Payable for leaseback transaction and others (*)	1,503,791
Vingroup JSC	Interest payables and others	5,918,690
Vinsmart JSC	Payable for purchasing of raw materials and assets	237,371
Vinhomes JSC	Advance received for car vouchers	338,169
	Other payables	155,420
Vinbus Ecology LLC	Interest payables and others	300,525
GSM JSC	Payable for purchasing of tools, supplies and assets and others	140,864
V-Green JSC	Payable for purchasing of services and subsidy of charging fee to customers	145,759
Others	Other payables	497,734
Total		9,370,301
Long-term payables to related parties
VHIZ Hai Phong JSC	Payables for leaseback transaction and others (*)	17,924,650
Vingroup JSC	Interest payables	217,809
Total		18,142,459

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

23.TRANSACTIONS WITH RELATED PARTIES (continued)

b)Detail of other balance due from and due to related parties (continued):

As of December 31, 2023:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
GSM JSC	Receivable from sale of vehicles	1,819,845
Ecology JSC	Receivable from sale of electric buses	275,215
Vinhomes JSC	Receivable from sale of smart devices	87,735
Vinbus Ecology LLC	Receivable from sale of electric buses	75,010
VHIZ JSC	Payment on behalf and others	36,760
Others	Other advance and short-term receivables	79,817
Total		2,374,382
Short-term payables to related parties
VHIZ JSC	Payable for leaseback transaction and others (*)	1,286,358
Vingroup JSC	Interest payables and others	2,051,018
Vinsmart JSC	Payable for purchasing of raw materials and assets	115,232
Vinhomes JSC	Car vouchers which have not been redeemed	890,174
	Other payables	1,496,378
Vin3S JSC	Payable for purchasing of assets and services	59,009
Others	Other payables	318,713
Total		6,216,882
Long-term payables to related parties
VHIZ JSC	Payables for leaseback transaction and others (*)	16,827,686
Vingroup JSC	Interest payables	469,364
Total		17,297,050
(*)

In February 2022, VinFast Vietnam completed the transfer of the component projects (mainly include land and structures, factories and infrastructure associated on the land of the VinFast Automotive Manufacturing Complex project in Hai Phong) to VHIZ JSC. At the same time, VinFast Vietnam also signed a long-term lease contract (45 years) to lease back majority of the transferred assets (except for those in the Supplier Park) from VHIZ JSC (“the Leased-back assets”), to continue production activities of VinFast Vietnam. The Leased-back assets continue to be recognized as property, plant and equipment of the Group.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

24.SEGMENT REPORTING

Our Chief Executive Officer, Chief Finance Officer and Chief Strategy and Investment Officer, as the CODM, organises the Company, manages resource allocations and measures performance among three operating and reportable segments: Car, E-scooter and Ebus.

The Car segment includes the design, development, manufacturing and sales of cars and related battery lease and battery charging services for cars. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters and related battery lease and battery charging service for e-scooters. The Ebus segment includes the design, development, manufacturing and sales of Ebus.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “All other”. The “All other” category mainly includes sales of spare parts, rendering of after-sale services for automobiles and e-scooters and leasing activities.

Cost of Car includes materials, production cost, warranty expense, logistic costs, depreciation and amortization charges and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value.

Cost of E-scooter includes materials, production cost, warranty expense, depreciation and amortization charges and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value.

Cost of E-bus includes materials, warranty expense, depreciation and amortization charges.

Our CODM does not evaluate operating segments using asset or liability information. Accordingly, total assets for each reportable segment are not disclosed. Our CODM uses segment gross profit/loss for evaluating product pricing, cost control and optimization, inventory management and short-term cash generating ability of each segment. Information about segments presented revenues and gross profit (loss) by reportable segment were as follows:

For the year ended December 31, 2024:

					Currency: VND million
	Car	E-scooter	Ebus	All other	Total
Revenues	39,460,334	2,275,693	130,838	2,152,150	44,019,015
Cost of sales (*)	(65,593,249)	(2,620,417)	(139,630)	(943,358)	(69,296,654)
Gross loss	(26,132,915)	(344,724)	(8,792)	1,208,792	(25,277,639)
Reconciling to operating loss:	—	—	—	—	(30,121,519)
Research and development costs	—	—	—	—	(10,025,329)
Selling and distribution costs	—	—	—	—	(7,995,602)
Administrative expenses	—	—	—	—	(8,892,429)
Net other operating expenses	—	—	—	—	(3,208,159)
Operating loss	—	—	—	—	(55,399,158)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

24.	SEGMENT REPORTING (continued)

For the year ended December 31, 2023 (represented):

					Currency: VND million
	Car	E-scooter	Ebus	All other	Total
Revenues	23,565,631	2,540,568	628,115	1,149,507	27,883,821
Cost of sales (*)	(37,129,034)	(3,107,640)	(532,081)	(825,977)	(41,594,732)
Gross loss	(13,563,403)	(567,072)	96,034	323,530	(13,710,911)
Reconciling to operating loss:	—	—	—	—	(28,259,742)
Research and development costs	—	—	—	—	(15,414,442)
Selling and distribution costs	—	—	—	—	(5,661,737)
Administrative expenses	—	—	—	—	(5,611,548)
Net other operating expenses	—	—	—	—	(1,572,015)
Operating loss	—	—	—	—	(41,970,653)

For the year ended December 31, 2022 (represented):

					Currency: VND million
	Car	E-scooter	Ebus	All other	Total
Revenues	10,580,719	1,531,366	847,128	968,533	13,927,746
Cost of sales (*)	(23,153,447)	(2,345,064)	(697,829)	(778,185)	(26,974,525)
Gross loss	(12,572,728)	(813,698)	149,299	190,348	(13,046,779)
Reconciling to operating loss:	—	—	—	—	(31,509,468)
Research and development costs	—	—	—	—	(21,196,862)
Selling and distribution costs	—	—	—	—	(5,222,963)
Administrative expenses	—	—	—	—	(4,210,502)
Net other operating expenses	—	—	—	—	(879,141)
Operating loss	—	—	—	—	(44,556,247)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

24.	SEGMENT REPORTING (continued)

For the year ended December 31, 2024 (convenience translation):

					Currency: USD
	Car	E-scooter	Ebus	All other	Total
Revenues	1,621,546,497	93,515,225	5,376,536	88,438,463	1,808,876,721
Cost of sales	(2,695,428,354)	(107,680,994)	(5,737,826)	(38,765,483)	(2,847,612,657)
Gross loss	(1,073,881,857)	(14,165,769)	(361,290)	49,672,980	(1,038,735,936)
Reconciling to operating loss:	—	—	—	—	(1,237,785,864)
Research and development costs	—	—	—	—	(411,971,605)
Selling and distribution costs	—	—	—	—	(328,563,879)
Administrative expenses	—	—	—	—	(365,417,259)
Net other operating expenses	—	—	—	—	(131,833,121)
Operating loss	—	—	—	—	(2,276,521,800)

(*)

Depreciation and amortization included in Cost of sales for the Car segment for the years ended December 31, 2024, 2023 and 2022 was VND 8,230 billion (USD 338 million), VND 5,725 billion and VND 5,204 billion, respectively.

(*)

Depreciation and amortization included in Cost of sales for the E-scooter segment for the years ended December 31, 2024, 2023 and 2022 was VND 528 billion (USD 22 million), VND 376 billion and VND 356 billion, respectively.

(*)

Depreciation and amortization included in Cost of sales for the Ebus segment for the years ended December 31, 2024, 2023 and 2022 was VND 68 billion (USD 3 million), VND 60 billion and VND 76 billion, respectively.

The following table presents revenues by geographic area based on the sales location of the products:

	For the year ended	For the year ended
	December 31, 2022	December 31, 2023	For the year ended December 31, 2024
	VND million	VND million	VND million	USD
Vietnam	13,927,746	27,146,950	37,405,756	1,537,117,556
United States	—	159,164	2,728,411	112,118,817
Canada	—	577,707	1,906,089	78,327,068
Europe	—	—	139,026	5,712,993
Pacific – Asia	—	—	1,839,733	75,600,287
Total	13,927,746	27,883,821	44,019,015	1,808,876,721

The following table presents revenues earned from customers for each group of similar products and services:

	For the year ended	For the year ended
	December 31, 2022	December 31, 2023	For the year ended December 31, 2024
	VND million	VND million	VND million	USD
Sales of ICE vehicles and merchandise	6,688,466	220,397	106,896	4,392,685
Sales of e-cars	3,846,291	22,750,175	38,471,395	1,580,907,952
Sales of e-buses	847,128	628,115	130,838	5,376,536
Sales of e-scooters	1,385,479	1,942,249	1,537,561	63,183,111
Sale of spare parts	717,080	882,146	1,823,617	74,938,032
Rendering of aftermarket services	140,689	187,141	233,102	9,578,878
Revenue from leasing activities and other services	302,613	1,273,598	1,715,606	70,499,527
Total revenue	13,927,746	27,883,821	44,019,015	1,808,876,721

The following table presents long-lived assets by geographic area:

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	For the year ended December 31, 2023	For the year ended December 31, 2024
	VND million	VND million	USD
Vietnam	76,234,650	71,376,697	2,933,088,016
United States	7,383,798	9,068,924	372,669,976
Other markets	2,585,764	3,384,119	139,063,870
Total	86,204,212	83,829,740	3,444,821,862

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

25.COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of December 31, 2024 was VND14,242.8 billion (USD585.3 million) (December 31, 2023: VND13,327.9 billion).

Commitments related to the minimum purchase commitment

The Group signed the contracts with certain suppliers to agree to the minimum purchase volume at which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of short-fall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from the Group. If the specified minimum quantities are not reached, the Group is relieved from the obligation when the necessary waivers are obtained.

The contingent liability pertains to a dispute between a subsidiary of the Group and a supplier

In 2024, a subsidiary of the Group terminated a contract for the procurement of machinery and equipment with the supplier. At the time of preparing the consolidated financial statements, the subsidiary was engaged in negotiations with the supplier to ascertain the potential costs associated with the termination of the contract.

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On April 12, 2024, a putative shareholder, Jeremie Comeau, filed a class action lawsuit against our Company, our former and current Chief Executive Officer, our former and current Chief Financial Officer, and members of our Board of Directors (collectively, the “Comeau Defendants”) (the “Comeau Action”). the Plaintiff alleges that the Comeau Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The lawsuit purports to bring claims on behalf of investors in the Company who purchased securities (i) “pursuant and/or traceable to” the offering documents issued in connection with the August 14, 2023 merger among the Company, Black Spade Acquisition Co., and Neuvo Tech Limited, and/or (ii) “between August 15, 2023 and January 17, 2024.” The Plaintiff alleges that Comeau Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) and seek damages and other relief. On May 9, 2024, the Court granted the parties’ joint stipulation accepting service and postponing any necessary filings until after a Lead Plaintiff was selected by the Court. On November 1, 2024, the Court consolidated the Comeau and Qian cases into one and appointed the Nannicinis as Lead Plaintiffs, and their counsel, Robbins Geller, as lead counsel. On January 15, 2025, the Lead Plaintiffs filed their Amended Complaint, which, among other changes, removed our current Chief Financial Officer as a defendant. On January 22, 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. In accordance with the Court’s rules, on March 17, 2025, the Comeau Defendants filed a letter setting forth the bases for their anticipated motion to dismiss and requesting a pre-motion conference with the Court, and Lead Plaintiffs filed a response on April 16, 2025. On March 18, 2025, the Court granted the Comeau Defendants’ request for a pre-motion conference, and the conference is scheduled for May 15, 2025. At this stage, the final outcome and therefore ultimate financial liability on account of this matter is unascertainable. Accordingly, no provision has been made in the Group’s consolidated financial statements.

26.SUBSEQUENT EVENTS

There are no matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.