Form 20-F
period 2025-12-31
VinFast Auto Ltd.
filed 2026-04-30
CIK 1913510

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive offices)

Le Thi Thu Thuy

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

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

Title of each class	Outstanding as of December 31, 2025
Ordinary shares	2,338,812,496 ordinary shares
Warrants	3,321,002 warrants

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

References to “Second Resale Registration Statement” are to a registration statement on Form F-1 (File No. 333-275133) that registers the resale of ordinary shares issued to YA II PN, Ltd., a Cayman Islands exempted company (“Yorkville”), pursuant to a standby equity subscription agreement, dated October 20, 2023 (the “Yorkville Subscription Agreement”), including our issuance of 800,000 ordinary shares to Yorkville as consideration for Yorkville’s commitment to subscribe for ordinary shares pursuant to the Yorkville Subscription Agreement, which was declared effective by the United States Securities and Exchange Commission (“SEC”) on April 4, 2024. The Second Resale Registration Statement was converted to a registration statement on Form F‑3 (File No. 333‑275133) on May 30, 2025.

References to “Fourth Resale Registration Statement” are to the registration statement on Form F‑3 (File No. 333‑291445), as amended, that registers (i) the resale, from time to time, of up to 130,000,000 ordinary shares by the Selling Securityholders, including the Affiliate Resale Shares, and (ii) the issuance by us of up to 3,320,822 ordinary shares upon the exercise of outstanding warrants, which was initially filed with the SEC on November 12, 2025, amended on December 23, 2025, declared effective by the SEC on December 31, 2025.

References to “VND” are to Vietnamese Dong, the legal currency of Vietnam. References to “$,” “U.S. dollars” and “USD” are to United States dollars, the legal currency of the United States. References to “CAD” are to Canadian dollars, the legal currency of Canada. References to “€” are to Euros, the legal currency of the certain member states of the European Union (the “EU”). References to “Rs.” are to the Indian Rupees, the legal currency of India. References to “IDR” are to the Indonesian Rupiah, the legal currency of the Republic of Indonesia. Unless otherwise noted, all translations from VND to U.S. dollars in this annual report on Form 20-F for the fiscal year ended December 31, 2025 (this “Annual Report”) are made at a rate of VND25,121 to $1.00, which represents the central exchange rate quoted by The State Bank of Vietnam Operations Centre as of December 31, 2025. We make no representation that any VND or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or VND, as the case may be, at any particular rate, or at all. Certain amounts shown in this Annual Report or derived from the U.S. GAAP financial statements have been rounded or truncated as deemed appropriate by the management of VinFast. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial information in this Annual Report as of December 31, 2023, 2024 and 2025 and for the years then ended has been derived from our consolidated financial statements, which are included elsewhere in this Annual Report. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

The financial information in this Annual Report for the years ended December 31, 2023, 2024 and 2025 may not be comparable to each other, nor comparable to or indicative of our results of operations for any subsequent year or period due to, among other things, the following:

●	In January 2022, we announced our strategic decision to cease internal combustion engine (“ICE”) vehicle production to transform into a pure-play manufacturer of electric vehicles (“EVs”). In early November 2022, we fully phased out production of ICE vehicles and completed the ICE Assets Disposal (as defined herein) to our shareholder, VIG. Notwithstanding our cessation of ICE vehicle production in early November 2022 and commencement of EV deliveries in 2021, our results of operations for the years ended December 31, 2023, 2024 and 2025 presented in this Annual Report reflect final deliveries of ICE vehicles continuing into the year ended December 31, 2024 and gradual ramp up of EV deliveries in 2023, 2024 and 2025. Any ICE‑related revenue thereafter arose primarily from limited vehicle trade‑in transactions in the U.S. and Canada, which accounted for an immaterial portion of our total sales.
●	In January 2024, we acquired our affiliate, VinES Energy Solutions Joint Stock Company (“VinES”), a Vietnam-based EV battery company, from Mr. Pham Nhat Vuong (“Mr. Pham”). The acquisition of VinES is deemed to be a reorganization under common control. In May 2024, we completed a spin-off of VinES’ core business operations and assets relating to battery pack assembly and battery cell manufacturing to a new subsidiary, VinEG Green Energy Solutions JSC (“VinEG”). Following this, VinES had net assets of zero and continued to hold the permit to develop a real estate project in Vietnam. VinES was subsequently transferred to Mr. Pham for zero consideration and ceased to be a subsidiary of our Company. Accordingly, the audited consolidated financial information as of and for the year ended December 31, 2024 includes, and the audited consolidated financial statements as of and for the year ended December 31, 2023 have been adjusted to include, the historical financial statements of VinES, taking into account intercompany eliminations of transactions and balances and other relevant consolidation adjustments. For more information, see note 3 to the audited consolidated financial statements included elsewhere in this Annual Report.

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

Our audited financial statements as of and for the years ended December 31, 2023, 2024 and 2025 included in this Annual Report relate only to the historical financial information of our Company. It does not extend to the forward-looking information and should not be read as if it does.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results or events may differ materially from those projected or implied in those forward-looking statements. Important factors that could cause such differences include, among others, the following:

●	We face challenges associated with the marketing and sale of our products in a range of different markets;
●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have an adverse effect on our business;
●	We have experienced in the past and in the future may experience delays and cost overruns when implementing our business plans and growth strategy;
●	Our brand, reputation, and consumer confidence in our business could be harmed by negative publicity;
●	The automotive market is highly competitive, which presents challenges in maintaining our market leadership in Vietnam and establishing our position in the global automotive industry;
●	Our suppliers may fail to deliver component parts and raw materials on schedule, in the quality and volumes that we require or at prices acceptable to us;
●	We might face challenges if our customers are resistant to adopting EVs or do not have adequate access to Electric Vehicle Supply Equipment (“EVSE”), including charging stations and related infrastructure;
●	We have a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding to support our ongoing operations.
●	We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements;

●	We have received, and expect to continue receiving, financial support from Mr. Pham and his affiliates, and we maintain business relationships with our affiliates. We may be affected by adverse business conditions, developments or matters affecting our affiliates;
●	A considerable portion of our EV deliveries to date has been to certain affiliates;
●	Corporate actions that require shareholders’ approval will be controlled by Mr. Pham and our controlling shareholders; and
●	Other factors discussed under the section titled “Risk Factors” in this Annual Report.

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

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties, including those described in Item 3.D. of this Annual Report. If any of those risks are realized, our business, financial condition and results of operations could be materially and adversely affected. Set forth below is a summary list of the key risks to our business:

●	We face challenges associated with the marketing and sale of our products in a range of different markets;
●	The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers could have an adverse effect on our business;
●	We have experienced in the past and in the future may experience delays and cost overruns when implementing our business plans and growth strategy;
●	Our brand, reputation, and consumer confidence in our business could be harmed by negative publicity;
●	The automotive market is highly competitive, which presents challenges in maintaining our market leadership in Vietnam and establishing our position in the global automotive industry;
●	Our suppliers may fail to deliver component parts and raw materials on schedule, in the quality and volumes that we require or at prices acceptable to us;
●	We might face challenges if our customers are resistant to adopting EVs or do not have adequate access to EVSE, including charging stations and related infrastructure;

●	We have a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding to support our ongoing operations.
●	We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements;
●	We have received, and expect to continue receiving, financial support from Mr. Pham and his affiliates, and we maintain business relationships with our affiliates. We may be affected by adverse business conditions, developments or matters affecting our affiliates;
●	A considerable portion of our EV deliveries to date has been to certain affiliates;
●	Corporate actions that require shareholders’ approval will be are controlled by Mr. Pham and our controlling shareholders; and
●	The other matters described in “Risk Factors.”

Risks Relating to Our Business and Industry

We face challenges associated with the marketing and sale of our products in a range of different markets.

We have manufacturing and/or distribution operations in many markets around the world, including Vietnam, Indonesia, the Philippines, India, North America, Europe, and the Middle East. We are a growth-stage company in many of these markets. We have in the past, and may continue to, enter new markets within a relatively short time horizon, and we have encountered, and may continue to encounter, challenges in establishing and growing our operations, brand and reputation in our target markets. Our future success depends on our ability to continue designing, producing and selling safe, high-quality vehicles as we maintain our presence in our established markets and grow our presence in our newer markets, which in turn depends on our ability to manage and overcome various risks and challenges, including, but not limited, to:

●	competition with other manufacturers, including those whose brands are more well-known in the local target market and who may have more experience and financial resources;
●	challenges related to compliance with different and evolving commercial, legal and regulatory requirements in multiple markets simultaneously;
●	unfavorable and uncertain regulatory, political, economic, tax and labor conditions, including trade restrictions, customs regulations, tariffs, or price or exchange controls;
●	changes in EV subsidy policies in our existing and target markets that adversely affect the availability or level of subsidies to us and/or our ability to compete in such markets;
●	our ability to offer our EVs and services at attractive prices;
●	our ability to expand charging access for our EVs;
●	increased costs associated with developing and maintaining effective marketing, sales and service network, as well as establishing and maintaining a distribution presence in multiple markets simultaneously;
●	shipping and logistics for transporting our products to end markets;
●	our ability to effectively manage our intended rapid growth, including increased order volume and the launch and production of multiple new EV models concurrently, on schedule and with the targeted specifications; and
●	our ability to develop appropriate risk management and internal control structures tailored to overseas operations.

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

In Vietnam, we are entitled to corporate income tax (“CIT”) incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation). As a result of such tax incentives, for the years ended December 31, 2023, 2024, VinFast Trading and Production Joint Stock Company (“VinFast Vietnam”) was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0%. For the year ended December 31, 2025, while the preferential tax rate of 10% remained applicable, the CIT exemption was partially phased out, resulting in an effective tax rate of 5%. These income tax incentives will be phased out gradually over the years until 2033. The phase-out and expiry of the CIT incentives may adversely affect our results of operations. In addition, we are entitled to exemptions from certain road usage restrictions and the delegation of production rights for EV technologies.

In certain markets, customers may also benefit from government incentives for the purchase of EVs in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives may lower customer purchase costs or provide savings in connection with the purchase of EVs or use of EV infrastructure. For example, in India, we may benefit from an upfront subsidy for the purchase price of hybrid and electric vehicles manufactured from our manufacturing factory in India, which is intended to enable EV adoption and is reimbursed to us, as an Original Equipment Manufacturer (“OEM”), by the Government of India. In addition, India has reduced its goods and services tax for EVs from 12% to 5%, and for EV chargers from 18% to 5% and has waived various registration fees and granted various road tax exemptions. In Indonesia, we benefit from incentive programs due to our commitment to achieving a certain CKD percentage in the EVs produced by EV manufacturing companies, as well as from establishing an EV manufacturing facility in Indonesia. These incentives include exemptions from luxury goods tax, income tax on imports and import duty on completely built-up (“CBU”) vehicle sales.

In addition, government incentives may also be introduced in the form of non-financial measures. For example, in Vietnam, authorities in major cities such as Hanoi and Ho Chi Minh City have announced or are considering measures to promote EV adoption, including pilot low-emission zones and proposed restrictions on ICE vehicles in selected urban areas. In Indonesia, EVs currently benefit from expedited vehicle registration and license plate issuance in certain jurisdictions, and, in certain cities and periods, may also receive preferential treatment under traffic management policies, including exemptions from odd-even traffic restrictions implemented on a pilot basis.

There can be no assurance that these various incentives and favorable government policies towards EVs will materialize or continue. Further, to the extent our vehicles now or in the future benefit from incentives, incentives may take time to be disbursed and may not impact customer purchase decisions as expected. Incentives may also expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. There is no guarantee that the rebates, tax credits or other financial incentives for alternative energy production, alternative fuel, and EVs which have been made available will be available in the future. If current tax incentives are not available in the future, demand for EVs may stagnate or decline, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We have experienced in the past and in the future may experience delays and cost overruns when implementing our business plans and growth strategy.

We have had delays in the past with respect to initial vehicle delivery schedules for reasons both within and beyond our control. We cannot assure you that we will not experience delays in the entry into new markets, the introduction of new products and services in the future or the expansion of our manufacturing capabilities. If there are any delays in the delivery of the new versions or models, or they do not perform as expected or otherwise are not well received by the market, our prospects would be adversely impacted.

In 2025, we inaugurated new manufacturing facilities in Ha Tinh (Vietnam), India, and Indonesia to expand our production activities both domestically as well as internationally. We also plan to increase the capacity at our Hai Phong facility and establish a new manufacturing plant in the U.S. Unforeseen events during the expansion of our EV manufacturing facilities could lead to additional costs and impact our projected production capacity. We could experience construction delays or other difficulties beyond our ability to control or predict. Construction projects are also subject to supervision and approval procedures. There may be delays and unforeseen costs in obtaining the relevant licenses, permits and approvals to operate these facilities. As a result, failure to complete these capital-intensive projects on schedule and within the allocated budget could adversely impact our business. If we are not successful in achieving these manufacturing goals, we could face delays in establishing or sustaining our product ramps or be unable to meet our related cost and profitability targets.

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

The automotive industry is highly competitive. Competition is based primarily on pricing and total cost of ownership (“TCO”), and also on brand recognition, product quality, features (including driving range) and designs, technology (both software and hardware), after-sales policy and manufacturing scale and efficiency. We monitor competitive factors on an ongoing basis and may, from time to time, adjust our prices and provide promotions due to competitive factors beyond our control, such as industry trends and pricing pressure, which could adversely affect our margins and profitability. In the past, we have reduced our prices in response to shifting pricing trends in the segments of the market where we compete. Some of our competitors may have more established market positions, well-known brands and relationships with customers and suppliers. Competition for EVs could intensify in the future. Further, we may experience increased competition for components and other parts of our vehicles, which may have limited supply. Increased competition may lead to lower sales or further downward pricing pressure on our EV models

Our suppliers may fail to deliver component parts and raw materials on schedule, in the quality and volumes that we require or at prices acceptable to us.

Our success is currently dependent upon our ability to maintain relationships with existing suppliers and enter into new supplier agreements. We obtain certain key components and technology in our vehicles from third-party suppliers, including battery cells, battery packs, axles, chassis, seats, semiconductor chips, interior parts, and steering columns. We also purchase the raw materials required to manufacture and assemble our vehicles, such as steel, aluminum and resin. Raw materials are subject to price fluctuations due to various factors, including market conditions and global demand for these materials. Under our supply agreements, we have in the past, and could again in the future, be subject to penalties for failing to purchase minimum committed quantities and price adjustments based on market price changes.

If suppliers are unable to provide, or experience delays in providing components and raw materials, our business could be impacted. For example, a global semiconductor chip shortage in the past led to longer delivery times and higher sourcing costs. The unavailability of any component or supplier could, if not covered by contingency supplier plans, result in delays in production, deliveries and rollouts of new EV models and new features, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products and services.

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

We might face challenges if our customers are resistant to adopting EVs or do not have adequate access to EVSE, including charging stations and related infrastructure.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt, EVs. EV adoption may be affected by various factors, such as factors directly impacting EV prices or the cost of purchasing and operating EVs. Factors such as concerns over global economic conditions, international trade tensions, geopolitical uncertainties, stock market volatility, inflation, rising energy costs, interest rate volatility and the availability and cost of credit may dampen EV adoption. The wide availability of EVSE, including charging stations and related infrastructure, is also necessary to provide consumers with an effortless transition to EV from ICE vehicles. Demand for our vehicles will depend, in part, upon the availability and quality of VinFast-owned or operated charging infrastructure and on charging infrastructure generally.

In Asian markets including Vietnam, Indonesia, the Philippines and India, we have collaborated, or expect to collaborate with our affiliate, V-Green Global Charging Station Development JSC (“V-Green”), to provide our customers access to a wide network of EVSE. In certain markets, we operate our VinFast Power Solutions program and market our ability to provide our customers with stress-free charging options wherever they are needed, whether at home or on the go. Our home charging products and services include the VinFast Home Charger, the VinFast Portable Charger, and our installation support program, VinFast Electrification Services. Our ‘public’ or out-of-home charging services offer access to a network of charging stations across various locations. Whether inside or outside of Vietnam, we expect that our network reach and infrastructure quality are sufficient to meet our customers’ needs.

As we enter new markets, we form partnerships with either V-green or other charge point operators (“CPOs”) to expand the coverage of our charging network. Our partners may encounter challenges in establishing and integrating adequate charging infrastructure to support our vehicles. Our partners’ charging infrastructure could be impacted by challenges related to:

●	logistics or deployment issues, including access to ‘behind-the-station’ infrastructure required to deliver power to a charging station (utility connections and bulk power distribution and availability);
●	uptime, reliability, maintenance issues, including any delays or disruptions in the provision of charging services at the charging stations;
●	integration with our industry-standard, Open Charged Point Interface (“OCPI”)-based roaming technology. Not all CPOs have transitioned to the latest industry-standard programming, which requires us to develop custom IT solutions to facilitate connections and service delivery to our partners and vendors;
●	inadequate charging station capacity or over capacity in certain areas;
●	asset under-utilization in certain areas can have negative impacts on network return on investment and make it difficult to expand services where crowding or over-utilization occurs;
●	security risks, hacks or spoofing of the data transmission between EV and EVSE. Like any smart or connected device, although we encrypt, de-identify, randomize, and tokenize our customer data, sound IT and asset management are still required to ensure the highest levels of sensitive data protection during data exchanges with our vendor partners;
●	risks of damage to vehicles, charging equipment or real or personal property;
●	obtaining any required permits, land use rights and filings;
●	the lack of customer acceptance of our partners’ charging solutions; and
●	the risk that government support for EV and alternative fuel solutions and infrastructure may not continue.

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

We may be negatively impacted by any early obsolescence of our manufacturing equipment.

We depreciate the cost of our manufacturing equipment over their expected useful lives. However, product cycles or manufacturing technology may change periodically, and we may decide to update our products or manufacturing processes more quickly than expected. Moreover, improvements in engineering and manufacturing expertise and efficiency may result in our ability to manufacture our products using less of our currently installed equipment. Alternatively, as we scale the production of our vehicles to higher levels, we may discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to accelerate, and our results of operations may be harmed.

We collaborate with a range of third parties, including certain business partners, for key aspects of our business. These partners may fail to deliver their services adequately.

We contract with third party providers to offer products and services to our customers. The charging network access that we provide in international markets is owned and managed by third-party charging network infrastructure providers, including V-Green in Asian markets. In Vietnam, our charging network, which is operated by V-Green, comprises a combination of our own charging stations and third-party infrastructure and support, including our affiliates, and other third-parties. We engage third parties to provide certain after-sales services, such as roadside and off-road assistance, body repairs and maintenance. We have entered arrangements with financial institutions to provide consumer financing for our EVs. In certain markets, we partner with third-party dealers to expand the coverage and touchpoints of our vehicle distribution. If our partners, vendors and dealers fail to perform as we expect, become unable to serve us and our customers, or encounter business challenges of their own, our operations and reputation could suffer, and our business and financial condition could be negatively impacted.

We have engaged third-party construction contractors to construct our manufacturing facilities in India, Indonesia, Vietnam, and the U.S. Any delay or deficiency in the work of such third-party contractors could, directly or indirectly, have a material and adverse effect on our business, operations and prospects.

The software or hardware in our EVs may contain errors, bugs, vulnerabilities, or design defects, or we may be unsuccessful in addressing or mitigating technical limitations in our systems, or we may be unable to coordinate with vendor and suppliers in a timely and effective manner.

Our software and hardware may contain errors, bugs, vulnerabilities or design defects. Our systems may also be subject to certain technical limitations that may compromise our ability to meet our objectives. For example, in May 2023, we recalled 999 of our VF 8 vehicles in the U.S. to install a software update for the vehicle’s multimedia display screen after our routine performance monitoring identified that the display intermittently appeared blank during operation. In August 2025, we voluntarily recalled approximately 9,800 VF 8 vehicles in North America to update system software and calibration to refine steering control and improve overall driving smoothness. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect. We may also fail to detect defects and errors, and our control over the performance of third-party services and systems may be limited. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

We have enabled or integrated Artificial intelligence (“AI”), including generative AI, into our products or those developed by our third-party partners. For example, we offer some autonomous driving functionalities such as our current Advanced Driver Assistance Systems (“ADAS”) level 2 features. As with many new technologies, AI presents risks and challenges that could affect its further development, adoption and use, and therefore our business. AI algorithms may be flawed. For example, datasets may contain biased information or otherwise be insufficient and inappropriate or controversial data practices could impair the acceptance of AI solutions. The use of AI may also present ethical issues that are controversial because of their purported or real impact on human rights, privacy or other issues. If products or services incorporating AI are deficient, biased or inaccurate, we could be subject to competitive harm, potential legal liability and brand or reputational harm. In addition, we expect that governments and regulators will continue to assess and implement new laws and regulations concerning the use of AI, which may affect or impair the usability or efficiency of AI products and services, including those developed or used by us.

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

We maintain a warranty reserve for these obligations. The amount of the warranty reserve represents our best estimate of the projected costs to repair or replace items under warranties, as well as the nature and frequency of future claims. Unforeseeable circumstances not considered by our estimates may arise and there is no assurance that the warranty reserves that we maintain will be sufficient to fully cover claims that may arise. In addition, given the durations of our vehicle manufacturer’s warranty offering of up to 10 years / 125,000- miles and battery warranty under the battery subscription program, we may encounter unforeseen or higher costs. We could, in the future, become subject to significant and unexpected warranty claims, resulting in additional expenses.

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

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which is beyond our control. Our vehicles also may not achieve the requisite level of autonomy required for certification and rollout to consumers.

The loss of any executive officers or key employees and any inability to identify and recruit executive officers and key employees in a timely manner could harm our business.

Our success depends on the continued efforts of our people, including our key management and employees with expertise in various areas. We had turnover in some of our key management and other personnel in the past. Our relentless drive towards an optimal global organizational structure with an industry leading executive team will likely result in continued manageable employee turnover.

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

Moreover, in the past, our management has, and in the future our management may, review and optimize our organizational structure to achieve specific corporate priorities and objectives. We have implemented and may continue to implement cost reduction efforts, including, but not limited to, reductions in our workforce and optimization of capital expenditures. These measures may yield unintended consequences that adversely impact our operational efficiency during transitional periods. The automotive industry is characterized by high demand and competition for talent, and as we build our brand and become more well-known outside of Vietnam, the risk that competitors or other companies may seek to hire our talent could increase. In addition, we may need to spend additional time and expense to train new employees that we are required to hire.

We may be compelled to undertake product recalls or other actions.

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. Since the launch of our first vehicles to the date of this Annual Report, we have had recalls of our vehicles due to various hardware and software safety concerns. In the past, we have initiated recalls of our vehicles, including to replace the combination switch due to a control circuit board design error from the component supplier, replace certain airbags due to inactive ignitors and impediments in their deployment path, repair the bolt that connects the upper shell plate of the high-voltage battery, replace the brake fluid hose connector due to defective components from the suppliers, and update system software and calibration to refine steering control and improve overall driving smoothness. The costs related to the recall are either borne by the supplier or by us, depending on the case.

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

Our business may be adversely affected by any disruptions caused by union activities.

We operate in multiple jurisdictions, including Vietnam, Indonesia, India, Canada and the U.S., where employees generally have statutory rights to unionize and engage in collective bargaining. A trade union has been established at our manufacturing subsidiary in Vietnam, where approximately 25,400 production employees, representing a significant portion of our total workforce, are located. Unionization or collective bargaining arrangements may increase labor costs and create the potential for labor disputes, work stoppages or strikes that could disrupt operations. Furthermore, we are directly or indirectly dependent upon companies with unionized work forces, such as suppliers and trucking and freight companies. Any work stoppages or strikes organized by such unions could delay the manufacture and sale of our products and may harm our business and operating results.

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

We are subject to risks associated with foreign exchange rate fluctuations and interest rate changes.

We operate in numerous markets worldwide and as such are exposed to risks stemming from fluctuations in currency and interest rates. Our exposure to currency risk is mainly linked to differences in the geographic distribution of our manufacturing and commercial activities, resulting in cash flows from sales being denominated in currencies different from those of purchases or production activities. We also import some supplies and components used in the manufacture of our EVs. Meanwhile our use of various forms of financing to cover future funding requirements for our activities, including loans and borrowings denominated in foreign currencies, further expose us to variable rates of interest and foreign exchange rate fluctuations, which can affect our net revenues, finance costs and margins. As of December 31, 2025, 46.7% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings, and long-term interest-bearing loans, excluding borrowings from related parties) was denominated in U.S. dollars, 47.9% was denominated in Vietnamese Dong, 1.7% was denominated in Indonesia Rupiah, 3.7% was denominated in Indian Rupee and 0.0% was denominated in euros. An increase in interest rates will increase our debt service obligations in respect of existing borrowings. As of December 31, 2025, VND53,354.5 billion ($2,123.9 million), or 64.9% of our total debt had floating interest rates. Although we may manage risks associated with fluctuations in currency and interest rates through financial hedging instruments, fluctuations in currency or interest rates could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

In addition, we offer financing of our vehicles to potential customers through a third-party financing partner or partners and are subject to risks of interest rate changes that affect the availability of affordable consumer credit. Interest rate levels may fluctuate across markets, and there can be no assurance that financing conditions will remain favorable. Persistently high interest rates could negatively impact our customers’ ability or willingness to finance the purchase or lease of our vehicles.

We are subject to different certification procedures and testing standards in the various markets where we sell our EVs, including different driving range testing standards. In addition, the driving range and overall performance of our EVs depend on many factors beyond our control. Therefore, actual driving performance of our EVs may all differ from their advertised driving range and/or certified driving range.

EVs are required to undergo various testing and approval processes, including driving range certification according to the Environmental Protection Agency (“EPA”), the Worldwide Harmonised Light Vehicles Test Procedure (“WLTP”), the New European Driving Cycle (“NEDC”), or the Modified Indian Driving Cycle (“MIDC”), as applicable, before they can be sold in a particular market. Different testing standards typically result in different driving ranges. For example, EPA testing standards typically produce a lower driving range than WLTP testing standards. Marketing and advertising for the EV generally begins before these testing and approval processes are complete and therefore may use internal company estimates of features such as driving range. We have promoted or will promote our EVs using the WLTP, NEDC, EPA, or MIDC driving range (depending on the market and stage of development) and may not present multiple testing ranges in all cases. In addition, the estimated and certified driving ranges of our EVs may differ. Finally, we offer our EVs in various trims that have different performance capabilities. Any one or more of these factors related to driving range may attract negative media coverage that can harm our reputation, brand and demand for our EVs and may lead to customer dissatisfaction.

Our vehicles currently use lithium-ion battery cells, which, when damaged or improperly used, charged, or stored may, on rare occasions, catch fire or vent smoke and flame.

The battery packs in our EVs use lithium-ion cells. The likelihood of lithium-ion batteries overheating, catching fire, and even leading to explosions increases when they are damaged or improperly used, charged, or stored. Lithium-ion batteries store a large amount of energy in a small amount of space. On rare occasions, when that energy is released in an uncontrolled manner, it generates heat, which can turn certain internal battery components into flammable and toxic gases. If the battery packs in our EVs experience failure, it could subject us to lawsuits, product recalls, or redesign efforts. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business.

Furthermore, we store lithium-ion cells at our EV manufacturing facilities, which could prove hazardous if not stored and handled properly, resulting in damages, injuries or adverse publicity. Moreover, any failure of a competitor’s electric vehicle or energy storage products may indirectly cause indirect adverse publicity for our industry, us and our products.

Risks Relating to Our Financial Position and Need for Additional Capital

We have a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding to support our ongoing operations.

Our audited consolidated financial statements for the year ended December 31, 2025 were prepared assuming that we will continue as a going concern. However, due to uncertainties regarding the sources of liquidity discussed below, the Company’s principal sources of liquidity and its access to capital cannot be assured and, as a result, cannot be included as sources of liquidity under the accounting standards analysis. Accordingly, the result of the Company’s accounting standards analysis is that there is substantial doubt about the Company’s ability to continue as a going concern through the next twelve months from the date of issuance of these consolidated financial statements.

We had net losses of VND60,250.3 billion, VND77,354.9 billion and VND99,582.8 billion ($3,964.1 million) in 2023, 2024 and 2025, respectively. We had net cash flows used in operating activities of VND50,270.6 billion, VND30,468.5 billion and VND44,461.2 billion ($1,769.9 million) in 2023, 2024 and 2025, respectively. As of December 31, 2025, total current liabilities exceeded our total current assets by VND79,319.2 billion ($3,157.5 million). We had total debt (being our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) of VND82,164.2 billion ($3,270.7 million) as of December 31, 2025. Our debt service obligations for 2026 amount to approximately VND34,615.9 billion ($1,378.0 million). In 2025, Vingroup redeemed the remaining amount of Exchangeable Bonds (as defined herein) in accordance with the terms and conditions of the Exchangeable Bonds. No later than the maturity date of the Exchangeable Bonds, pursuant to the Put Option Agreement (as defined herein), Vingroup will have the right to require our Company to purchase a proportionate number of VinFast Vietnam shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. Vingroup’s right to require such a purchase should be considered in light of the letters of support (described below) that Vingroup has issued to provide financial support sufficient to meet our need for continued operation. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Exchangeable Bonds.”

Our principal sources of liquidity are our cash and cash equivalents and our access to capital, which includes debt and equity financing and grants. In particular, our access to capital has included support from our parent company, Vingroup, and Mr. Pham, in the form of borrowings, corporate loan guarantees, capital contributions, and grants, among others. Vingroup has issued support letters in connection with the audit of our 2023, 2024 and 2025 financial statements to the effect that Vingroup has the ability and plan to continue to provide financial support sufficient to meet our needs for continued operation. The most recent support letter is valid for the period of 12 months from the issuance date of our audited consolidated financial statements for the year ended December 31, 2025. This financial support is subject to Vingroup’s financial capability, and additional debt financing, which is subject to lenders’ approval, therefore access to this support cannot be assured. In connection with a grant agreement dated November 12, 2024 (“Grant Agreement”), Mr. Pham, directly or indirectly through his associated companies, have committed to provide up to VND50,000.0 billion ($2.0 billion) in grants to us and our subsidiaries through the end of 2026. Our ability to access the grants is dependent on the market price of our ordinary shares and the availability of sufficient authorized ordinary shares, therefore access to the grants cannot be assured. For more information, see note 1 to the audited consolidated financial statements included elsewhere in this Annual Report.

If our agreements and arrangements with our affiliates are terminated or not renewed on similar or favorable terms, or if we fail to secure an alternative agreements or arrangements with other third parties, our business could be materially impacted. For more information, see “— Risks Relating to Our Relationship with Vingroup and Our Founder — We have received, and expect to continue receiving, financial support from Mr. Pham and his affiliates, and we maintain business relationships with our affiliates. We may be affected by adverse business conditions, developments or matters affecting our affiliates.”

We have entered into an investment cooperation and business opportunity exploration agreement with Saigon Glory Limited Liability Company (“SGC”), a Vietnam-incorporated company engaged in real estate development and asset management activities, and expect to reinvest the returns from the investment to fund the development of our EV business, including working capital and general corporate purposes. Returns from this investment are highly dependent on the performance of the real estate market, general economic and market conditions in Vietnam, real estate development, construction and financing risks in respect of the projects that SGC invests in, and SGC’s ability to perform its obligations under the agreement. The returns that we expect from this investment may not be achieved within the timeframe that we anticipate or at all.

Our ability to achieve profitability, positive cash flows from operating activities and a net working capital surplus will depend on various factors, including our ability to achieve commercial acceptance, increase utilization of our production capacity to produce EVs in large quantities as planned and increase sales of our EVs in our target markets and other factors discussed in this “Risk Factors” section. There can be no assurance that we will be able to successfully execute all of our planned business strategies and failure to do so could have an adverse effect on our business. We plan to seek additional private and public debt and equity financing and expect to receive additional financial support from Mr. Pham and our Vingroup affiliates. There can be no assurance that we will be able to obtain such financing on terms that are commercially favorable or in line with our budget and expectations. Any borrowings that we may obtain in the future may contain restrictive financial or operating covenants that may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements.

As more fully disclosed under “Item 15. Controls and Procedures,” under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, we have concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in our internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We identified material weaknesses in internal control over financial reporting related to:

●	certain control activities impacting the financial statements close and consolidation process, the precision of management review controls, including those over the warranty reserve and manual journal entries, were not designed and did not operate effectively, resulting in certain errors not being prevented or detected and corrected in a timely manner.
●	ineffective IT general controls over key financial reporting applications, programs and data, including periodic monitoring to ensure that program changes were authorized and appropriately tested, as well as the evaluation of the appropriateness of user access rights.

We remediated one of the previously identified material weaknesses during the year and we are continuing to remediate the deficiencies described above and intend to take such other action as we deem appropriate to further strengthen our internal control over financial reporting. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” for details of our remediation plan. Material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

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

In addition, we restated our financial statements as of December 31, 2023, and for the year then ended, as well as our unaudited condensed consolidated financial statements as of March 31, 2024, and for the three months ended March 31, 2023 and 2024, to correct certain accounting errors and to make changes reflecting related matters. Restatements such as these can subject us to litigation and adversely impact our reputation and brand.

We are required to comply with certain ongoing financial and other covenants under certain financing arrangements, and if we fail to meet those covenants or otherwise suffer a default thereunder, our lenders may accelerate the payment of such obligations.

Some of our financing arrangements require us and Vingroup, as guarantor, to ensure a collateral cover ratio of at least one time when measured on a quarterly basis. See “Item 5. Operating and Financial Review and Prospects ⸻ B. Liquidity and Capital Resources ⸻ Description of Certain Indebtedness.” Our collateral cover ratios in respect of various outstanding loans and bonds occasionally fell below the required ratios on multiple testing dates from time to time. In all cases, we subsequently restored the required ratio. If the value of the collateral securing our borrowings declines in the future, we will be required to provide, or arrange for, additional collateral to ensure our compliance with the terms of these financing arrangements. If we are unable to do so, including due to the inability of Vingroup to provide the support that we require, it may constitute a breach of the terms of our financing arrangements. See “⸺ We have a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding to support our ongoing operations.”

Risks Relating to Our Relationship with Our Affiliates and our Founder

We have received, and expect to continue receiving, financial support from Mr. Pham and his affiliates, and we maintain business relationships with our affiliates. We may be affected by adverse business conditions, developments or matters affecting our affiliates.

We have received, and expect to continue receiving, financial support from Mr. Pham and his affiliates, including Vingroup, in the form of debt financing, corporate loan guarantees, capital contributions and grants, among others. Between 2017 and December 31, 2025, Vingroup, its affiliates, and external lenders have deployed approximately $17.0 billion to fund our operating expenses and capital expenditures.

We have business relationships with our affiliates relating to key aspects of our business, including co-marketing programs and cross-promotional activities, the provision of technology services and R&D by affiliates in the Vingroup technology ecosystem and the development of our charging stations. GSM, an affiliate of our Company founded by Mr. Pham, promotes and sells our EVs on our behalf and accounts for a considerable portion of our EV sales revenue. In addition, in 2024 and 2025, we entered into several agreements with V-Green, a company established in Vietnam and controlled by Mr. Pham as its majority shareholder, to operate our EV charging station system in Vietnam, known as the “VinFast Charging Station System,” which we have invested in, developed, and built. Mr. Pham has also sponsored part of our free charging programs to attract EV buyers, by bearing part of the costs to implement the free charging program in Vietnam. We also sublease the sites in Hai Phong and Ha Tinh, Vietnam, where our manufacturing facilities are located, from Vinhomes affiliates, and obtain key intellectual property used in our business from Vingroup, including our trade name, logo, the names of our EVs and e-scooters and the industrial designs for some of our models. We also transact with our Vingroup affiliates for leases of retail and advertising spaces, procurement of goods and services related to information security and technology, raw materials and spare parts and social and other services such as health care and education that we provide as employee benefits and compensation. We also expect to hire certain affiliates of our Company to perform the work related to the increase in the manufacturing capacity of our facilities. We have entered into several capital funding agreements with Mr. Pham and his affiliates. In connection with the capital funding agreement dated April 26, 2023, we received approximately VND60,000.0 billion, consisting of VND24,000.0 billion in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham, as well as up to VND24,000.0 billion in loans and up to VND12,000.0 billion in grants from Vingroup. To support the continued business growth of our Company, Vingroup intends for it and its subsidiaries to provide our subsidiaries incorporated in Vietnam with up to VND35,000.0 billion ($1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursement will be subject to our needs and Vingroup having sufficient financial resources. As of December 31, 2025, our outstanding borrowings from Vingroup under this commitment were VND10,376.9 billion ($413.1 million). In addition, in connection with the Grant Agreement dated November 12, 2024, Mr. Pham, directly or indirectly through his associated companies, have committed to provide up to VND50,000.0 billion ($2.0 billion) in grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount. From November 12, 2024, the date of the aforementioned Grant Agreement, to December 31, 2025, Mr. Pham has disbursed VND28,000.0 billion ($1.1 billion) in grants to us.

If our agreements and arrangements with our affiliates are terminated or not renewed on similar or favorable terms, or if we fail to secure an alternative agreements or arrangements with other third parties, our business could be materially impacted.

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

We expect to enter additional transactions with Mr. Pham and our Vingroup affiliates in the future. These transactions may include additional arrangements for the sale of our EVs and e-scooters; business relationships relating to key aspects of our business; funding arrangements that may include, among other things, additional grants and equity and debt issuances; and other transactions that could fundamentally alter our corporate organization and structure and business model. Transactions with entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of our Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default.

A considerable portion of our EV deliveries to date has been to certain affiliates.

We have entered into various vehicle sale agreements with certain affiliates of Mr. Pham. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Affiliates ⸺ Sales Agreements with Affiliates.” In 2025, 27.3% of our EV deliveries and 2.5% of our e-scooter deliveries were to parties related to our Company. The majority of these deliveries were to Green and Smart Mobility Joint Stock Company (“GSM”), which is a ride hailing company in Vietnam owned by Mr. Pham. We expect to continue to engage with our affiliates for the sale and delivery of our vehicles. If orders from our affiliates decrease in the future, our business, results of operations and financial condition would be adversely affected.

Corporate actions that require shareholders’ approval will be controlled by Mr. Pham and our controlling shareholders.

As of the date of this Annual Report, Vingroup, VIG and Asian Star hold equity interests of 50.7%, 32.9% and 14.3% in our Company, respectively. Each of these shareholders is majority owned by our Managing Director and CEO, Mr. Pham. For so long as these shareholders and Mr. Pham continue to control shares representing a majority of our voting power, they will generally be able to determine the outcome of all corporate actions requiring or otherwise soliciting shareholders’ approval, including significant acquisitions or disposals of subsidiaries, businesses or assets, and they will generally be able to control or influence the composition of the board of directors. Because our controlling shareholders’ interests may differ from the interests of our other shareholders, actions taken by our controlling shareholders may be more favorable to those shareholders than to us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company.

While our business will be managed by, or under the direction or supervision of, our board of directors, Mr. Pham serves as one of our directors and three of the remaining six directors on our board have affiliations with Mr. Pham or Vingroup. Our director, Mr. Pham Nhat Quan Anh, is Mr. Pham’s son, our Chairwoman and director, Ms. Le, is also the Vice Chairwoman of Vingroup, and our director, Ms. Trinh serves on the boards of directors of Asian Star and several other affiliates of Vingroup. These roles may give rise to conflicts of interest in situations where the interests of our Company and those affiliates diverge or perceptions of conflicts of interests whether such conflicts exist. From time to time, other members of our board of directors or senior management may hold other positions at companies affiliated with Mr. Pham, Vingroup, VIG, or Asian Star.

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

As we enter and expand in our target markets, we may encounter challenges and increased costs related to compliance with the commercial, legal, and regulatory requirements of these new markets. The applicable laws, regulations, standards and policies in our target markets, including required approvals, licenses and permits continue to rapidly change, and we may face operational or design challenges to manage this patchwork of complex or conflicting regulations, or which could adversely increase our compliance costs or otherwise affect our business.

All vehicles sold must comply with applicable standards, including mandated safety standards, in each market where our vehicles are sold. Vehicles must pass various tests and undergo certification and processes before being delivered to consumers. In line with the increasing global push for electric vehicles, additional regulations concerning battery recycling, environmental impact, and vehicle electrification are becoming more prominent. Our manufacturing facilities may be subject to scheduled and unscheduled inspections by government agencies. Failure by us to satisfy motor vehicle standards and relevant certification and approval requirements would materially and adversely affect our business. We cannot predict with certainty the duration or outcome of testing (including driving range testing), approval, licensing and permitting processes that our vehicles undergo in our target markets. Adverse outcomes or unexpected delays in these processes have in the past required, and could in the future require, us to adjust our rollout or delivery schedules and could adversely impact our business. Such developments could result in negative publicity or adversely affect our brand and reputation.

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

Our employees play critical roles in ensuring the safety and reliability of our products and services and our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information, including customer data, our proprietary technologies, know‑how, and our information technology systems, networks, and digital platforms. We cannot assure you that our employees will always abide by the terms of their labor contracts, our codes of conduct, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including, but not limited to, misappropriation or leakage of sensitive client information or proprietary information, insider-enabled cyber incidents, misuse of systems or credentials, or unauthorized access to our systems or data, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result. In addition, we cannot assure you that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

We are subject to claims, including product liability claims, disputes, lawsuits and other legal and administrative proceedings and the outcomes of these proceedings might be unfavorable to us.

In light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management have been and in the future may be subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Arbitration Proceedings” and “— Risks Relating to Intellectual Property —We have defended, and, in the future, may need to defend, ourselves and our employees, agents and contractors against patent, trademark and/or other IP right infringement claims.”

Furthermore, we may become subject to product liability claims, including, but not limited to, those arising from defects or malfunctions in batteries leased under our battery subscription program, as well as in batteries sold as part of our vehicles. We face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could also slow or prevent commercialization of our vehicles, which would have a material adverse effect on our brand, business, prospects and operating results.

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

While we currently carry commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies, such insurance may be subject to coverage limits, exclusions, deductibles and conditions, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us and any other business-related risks. Any imposition of liability that is not covered by our existing insurance or is more than our existing insurance coverage could harm our business operations and results.

A successful liability claim against us due to injuries or other costs suffered by our customers could generate substantial negative publicity about our vehicles and materially and adversely affect our brand and reputation, as well as our business, financial condition, results of operations, cash flows and prospects. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial loss and cost to us and diversion of our resources.

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

Our Company and our subsidiaries are subject to trade restrictions imposed by various jurisdictions, including economic and trade sanctions, and export controls administered and enforced by government agencies in the jurisdictions that we operate. Such laws and regulations prohibit or restrict certain operations, trade practices, investment decisions, and partnering activities, including dealings with certain countries or territories, and with certain designated persons.

Failure to comply with applicable trade restrictions could subject us to penalties or other remedial measures. In addition, the employees, dealers or independent export/import companies of our Company and our subsidiaries may engage in conduct for which we and our subsidiaries might be held responsible and expose them to reputational harm. Further, internal or governmental investigations could be expensive and disruptive. Our Company and our subsidiaries cannot assure that the policies and procedures that they have designed and implemented to promote compliance with applicable trade restrictions will be effective in preventing possible violations, including violations related to the unauthorized diversion of vehicles to countries, territories or persons that are the target of economic sanctions or other international trade restrictions.

Increases in tariffs, export control laws or other trade barriers in any jurisdiction could increase our costs or make it difficult for us to export our vehicles, and we may not be able to pass on such additional costs to our customers. Any violations or enforcement actions could adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

Additional tax expenses could be accrued in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet. We have open tax years from 2020 to 2025 with tax authorities in various jurisdictions. Tax authorities in such countries could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. They may have the authority to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open tax years contain matters that could be subject to different interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle. The realization of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Information Technology, Cybersecurity and Data Privacy

We have experienced, and may in the future experience, incidents in data security, failure of information security systems and privacy concerns.

We may face challenges with respect to information security and privacy, including in relation to the collection, storage, transmission and sharing of information. Our EVs are connected to the internet and accessible both remotely and in person, which may heighten the risk of security breaches. For certain approved processing purposes, we collect, transmit and store confidential, personal and sensitive information of our employees and/or customers, including names, accounts, user IDs and passwords, vehicle information, and certain transaction-related information. We are also subject to certain laws and regulations that require us to share vehicle repair-related information, including location information, with third parties, including repair shops and repair tool hardware developers, under what are sometimes referred to as “right-to-repair” laws. See “— We utilize third-party service providers to support our service and business operations and may experience disruptions or delays in service from these third-party providers.”

Increasingly, companies are subject to a wide variety of attacks on their networks and information technology infrastructure on an ongoing basis. We have in the past been subject to immaterial cyber and phishing attacks. Though we do not believe we experienced any material losses or any sensitive or material information was compromised, we were unable to determine conclusively whether this was the case. We have implemented remedial measures in response to such incidents. We cannot guarantee that such measures will prevent all incidents in the future.

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

We use our vehicles’ electronic systems to log certain information about each vehicle’s use, such as location, charge time, battery usage, mileage and driving behavior, among other things, to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experiences. Our customers may object to our use of this data, which may prevent us from efficiently analyzing data related to our vehicle’s performance. Possession and use of our customers’ driving behavior data in conducting our business may subject us to legislative and regulatory burdens in jurisdictions, in which notification of data breach is required, restrict our use of such information, and hinder our ability to acquire new customers or market our existing customers. If customers allege that we or an unrelated third party have improperly released or disclosed their sensitive personal data in our possession, we could face legal claims, lawsuits and reputational harm.

We operate in regions with emerging privacy laws that are still highly uncertain in their interpretation, application, and impact, and may require extensive system and operational changes to implement. As we expand our operations internationally, we will be required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal information in the U.S., Europe, India, Indonesia, the Philippines, Vietnam and other jurisdictions. See “Item 4.B. Information on the Company — Business Overview — Regulations.” Such regulations may impose additional regulatory obligations regarding the handling of personal information and further provide certain individual privacy rights to people whose data is processed. If a third party alleges that we have violated applicable data privacy laws, we could face legal claims, damages and administrative fines as well as reputational harm among consumers, investors, and strategic partners.

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

We were involved in, and may in the future become party to, IP infringement proceedings. For more information, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Arbitration Proceedings” From time to time, we may receive communications from holders of patents, trademarks, trade secrets or other IP or proprietary rights alleging that we are infringing, misappropriating, diluting or otherwise violating such rights either directly or through our employees, agents or contractors. Such parties may bring suits against us alleging infringement or other violation of such rights, or otherwise assert their rights and urge us to take licenses to their IP. For example, complaints were filed against us in April 2024 with the U.S. District Court for the Central District of California and the United States International Trade Commission (“ITC”) (the “IP Complaints”). The IP Complaints allege that we developed, manufactured, and imported certain products into the United States in a manner that allegedly infringes on patents held by a third party, and that we incorporate such products into our vehicles. The IP Complaints seek, among other things, that the ITC and/or the Court initiate an investigation into the matter, issue a permanent limited exclusion order to prevent the relevant products and vehicles from entering the United States, enforce a cease-and-desist against VinFast and an award of damages to plaintiff in such IP Complaints. The ITC panel sustained its judge’s initial determination favorable to the Company, making it the final determination on this matter.

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

Risks Relating to Our Global Operations

There are risks associated with investments in companies with global operations outside the U.S., including those in relation to political, economic and legal conditions.

Currently, a majority of our assets are located in Vietnam. We have established manufacturing facilities in India and Indonesia and have showrooms and service workshops for our EVs across Vietnam, U.S., France, Germany, the Netherlands, Canada, Indonesia, the Philippines, Oman and the United Arab Emirates. Any adverse changes in laws, regulations or policies in the countries we operate could affect our business. In addition, laws and regulations may be interpreted and enforced differently in different regions, which may produce unexpected consequences. For example, the relevant authorities may take different interpretations of tax laws than we do, leading us to incur costs or liabilities.

Our operations are also subject to risks related to foreign exchange control and foreign investments. For example, at present, foreign invested enterprises in Vietnam are, subject to conditions, generally permitted to exchange Vietnamese Dong into foreign currency at credit institutions licensed to provide foreign exchange services in Vietnam to repatriate profits and make outward remittances of foreign currency for the purchase of supplies and services, among others, provided that such foreign invested enterprise declares the intended use of the money and provides appropriate supporting documents. Such remittances are required to being made through registered accounts at authorized banks which are licensed to operate in Vietnam, and profits must first be converted into foreign currency prior to remittance. While under the Vietnamese government’s current foreign exchange policy, there is a low risk of foreign exchange controls restricting our ability to freely utilize our revenue and to receive dividends from our Vietnamese subsidiaries, there is no assurance that the Vietnamese government will not, in future, extend its foreign exchange controls to restrict or prevent profits from being repatriated by foreign invested entities. Any tightening of foreign exchange controls and foreign investment laws could limit our ability to receive dividends from our subsidiaries in the relevant countries, through which all of our revenue is generated, and would have a material and adverse effect on our business, financial condition and results of operations.

Investors may face difficulties enforcing foreign court judgments against us.

Currently, although a majority of our assets are located in Vietnam, we have acquired assets in various countries where we have our operations. It may be difficult for investors to enforce judgments against us obtained from courts outside these jurisdictions regarding any actions pertaining to our assets located in those jurisdictions.

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

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the short‑swing profit liability provisions of Section 16(b) and the short‑sale prohibitions of Section 16(c) of the Exchange Act; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K, although we are subject to Singapore laws and regulations regarding certain of these matters and intend to furnish comparable quarterly information on Form 6-K.

We are required to file an annual report on Form 20-F within four months after the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements from Nasdaq.

We are a company incorporated in Singapore and listed on Nasdaq. As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following.

Certain corporate governance practices in Singapore, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies. We are not required to have a majority of the board of directors consisting of independent directors; an audit committee consisting of at least three members; a nominating and corporate governance committee consisting solely of independent directors; or regularly scheduled executive sessions with only independent directors each year. We are not required to have a quorum for a meeting of the holders of our shares be at least 33 1/3% of our total outstanding voting shares. Our constitution provides that the quorum at any general meeting shall be two members present in person or by proxy. Except as required under the Singapore Companies Act and our Constitution and as described in further detail in “Item 16G. Corporate Governance” in relation to issuances of new shares, we are not required to obtain shareholder approval for (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the listed company’s shares or voting rights, or if a director, officer or 5% shareholder has greater than a 5% interest (or greater than a 10% interest held by such persons collectively) in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) the establishment or amendment of certain equity-based compensation plans and arrangements, and (iv) an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined in the Nasdaq listing rules. Finally, we are not required to follow the Nasdaq listing rules for solicitation of proxies, the provision of proxy statements for all meetings of the shareholders of the Company and the submission of such proxy solicitations to NASDAQ, certain disclosures of third-party director and nominee compensation; or the distribution of annual and interim reports.

We currently rely on the exemptions listed above and may in the future elect to follow our home country’s practices regarding other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements of Nasdaq.

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

Based on our current income and assets (taking into account the expected cash proceeds from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement, and our current market capitalization), we do not believe we were a PFIC for our taxable year ended December 31, 2025. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for our current or subsequent taxable years because the value of our assets for the purpose of the first part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and any cash raised from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement. Moreover, the U.S. Internal Revenue Service (“IRS”) or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our income and assets that are passive under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any prior or future taxable year.

If we are, or are treated as, a PFIC for any taxable year during a U.S. Holder’s holding period for our securities, the U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. As discussed below, we do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election with respect to our ordinary shares if we are (or are treated as) a PFIC in any future taxable year.

U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be, or may be treated as, a PFIC. See “Item 10. Additional Information — Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Risks Relating to Ownership of Our Securities

The trading price of our ordinary shares and warrants may be volatile, a market for our securities may not be sustained, and future sales of the securities and the availability of a large number of such securities could depress the price of the securities.

An active trading market for our securities may not be sustained. The Initial Shareholders hold an aggregate of 97.8% of our ordinary shares outstanding as of April 29, 2026. As a result, the liquidity of our securities may be significantly limited.

In addition, the stock markets, including Nasdaq Stock Market LLC (“Nasdaq”) on which our ordinary shares and warrants are listed, have from time-to-time experienced significant price and volume fluctuations. Furthermore, the trading volumes in our ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market prices of our ordinary shares and warrants decline significantly, you may be unable to resell the ordinary shares or warrants at or above the market price of such securities as of the date that they were acquired. The trading price of our ordinary shares and warrants may be volatile and could fluctuate widely due to factors beyond our control, including, but not limited to:

●	variations in our revenues, earnings and cash flow;
●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;
●	changes in financial estimates by securities analysts;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new technologies, new services and expansions by us or our competitors;
●	adverse publicity about our Company, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to our Company;
●	sale of our ordinary shares or other securities in the future;
●	market conditions in our industry;
●	potential litigation or regulatory investigations; and
●	the realization of any of the risk factors presented in this Annual Report.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares and warrants trade. The sale of a significant number of ordinary shares or other equity securities in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of the ordinary shares. Moreover, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. These factors could also adversely affect our ability to raise capital through equity offerings in the future.

Sales of a substantial amount of our securities in the public market by our existing shareholders could potentially cause the price of our ordinary shares to fall.

Sales of a substantial number of shares of our ordinary shares into the public market, particularly sales by our directors, executive officers, and principal shareholders, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline.

As of April 29, 2026, our Initial Shareholders hold 2,288,636,023, or 97.8%, of our ordinary shares, all of which were acquired prior to our public listing. Our Initial Shareholders may take steps to sell their ordinary shares or otherwise secure or limit their risk exposure to the value of any unrecognized gains on those ordinary shares. We are unable to predict the timing or effect of such sales on the market price of our ordinary shares.

We may issue additional ordinary shares to Yorkville under the Yorkville Subscription Agreement, and the subscription price for such shares will fluctuate based on the market price of our ordinary shares. Any such issuances will dilute existing shareholders, and Yorkville, subject to the terms of the Yorkville Subscription Agreement, may resell the shares it receives at its discretion, which could place downward pressure on the trading price of our ordinary shares. Raising capital through other equity or equity‑linked issuances may further dilute existing shareholders and could involve securities with rights that are more favorable than those of our current ordinary shares. Our employees, consultants and directors also receive equity awards from time to time under the VinFast Award Plan (as defined herein), and the vesting or exercise of these awards may result in additional dilution and could likewise contribute to downward pressure on the trading price of our ordinary shares.

The 95,273,331 ordinary shares registered for resale by Yorkville under the Second Resale Registration Statement, together with the 133,320,822 (consisting of 130,000,000 ordinary shares registered for resale and 3,320,822 ordinary shares issuable upon conversion of public warrants) ordinary shares registered for resale under the Fourth Resale Registration Statement, represent 9.8% of our outstanding ordinary shares as of April 29, 2026. These amounts constitute approximately 4.6 times the number of ordinary shares held by persons other than our affiliates and the selling securityholders under those registration statements. Sales pursuant to these registration statements could therefore be significant relative to our public float and may adversely affect the market price of our ordinary shares and warrants.

In addition, certain of our ordinary shares have been pledged or charged by the Initial Shareholders to secure obligations to third parties, and we are not a party to these arrangements. Any sale of such pledged shares, whether to satisfy personal obligations or through foreclosure or other enforcement actions that may be triggered by a decline in the market price of our ordinary shares, could reduce Mr. Pham’s and the Initial Shareholders’ ownership in us and put downward pressure on the trading price of our securities.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We provide from time to time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. Our guidance is based on certain assumptions such as those relating to anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs and planned cost reductions. If our guidance is not achieved or varies negatively from actual results, such as due to our assumptions not being met or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of our common stock could decline.

Because we do not expect to pay dividends in the foreseeable future, investors must rely on price appreciation of our ordinary share for a return on the investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business at least until profitable. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore law. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors as determined by our Board. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

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

In November 2024, we announced our plan to reorganize our internal group companies under VinFast Vietnam. Under this reorganization plan, a new Vietnam-incorporated company, VinFast Investment and Development Joint Stock Company (“VFDI”) was spun off from VinFast Vietnam as a new direct subsidiary of our Company (the “VFDI Spin-Off”). VFDI holds certain of the VinFast group’s international subsidiaries, namely a 99.3% interest in Vingroup Investment Vietnam JSC (“Vingroup Investment”), which in turn wholly owns VinFast’s subsidiaries in France, Canada, the Netherlands, and Germany and holds a 73.6% stake in Indonesia.

In August 2025, we announced the spin-off of a new company from VinFast Vietnam (“Novatech”), thereafter existing as a new direct subsidiary of the Company to hold certain assets related to investment costs of completed research and development projects. Following the spin-off, the Company held 37.642% of the charter capital of Novatech representing 99.9% of voting rights. VinFast Vietnam remains a direct subsidiary of the Company and continues to operate VinFast’s core electric vehicle manufacturing business in Vietnam and to conduct future research and development on new products and technologies. Subsequently, in September 2025, VinFast transferred all of its shares in Novatech to Mr. Pham. For more information regarding this transaction, including the consideration paid, the basis for the valuation and the related intellectual property license arrangement, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Affiliates — Acquisitions and Transfers of Investments” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Affiliates — IT, IP Licensing and R&D Agreements.”

VinFast Vietnam continues to be our direct subsidiary and holds our EV manufacturing business in Vietnam. In addition, VinFast Vietnam holds a 100% ownership interest in VinFast’s subsidiary in Australia, a 99.5% ownership interest in VinFast Commercial and Services Trading, as well as a 99.8% interest in VinEG Green Energy Solutions JSC.

Phase-out of ICE Vehicle Production

Our Company was established in Vietnam in 2017 and commenced the production of ICE vehicles in 2019. Our operations prior to 2021 have focused primarily on the manufacture and sale of ICE vehicles and e-scooters. Our ICE vehicle models are: the Fadil (A-segment), the Lux A (E-segment), the Lux SA (E-segment SUV) and the President (E-segment SUV). Since commencing vehicle production in 2019 through December 31, 2025, 86,051 vehicles out of 420,889 vehicles we have delivered have been ICE vehicles.

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

Notwithstanding the ICE Assets Disposal and the cessation of production of ICE vehicles in early November 2022, our results of operations in 2023 and 2024 included results of our ICE vehicle manufacturing business because we delivered ICE vehicles during such periods. We retained all servicing, warranty and other obligations and liabilities related to ICE vehicles that we have produced, and we retained all rights, obligations and liabilities under ICE vehicle-related supplier contracts that we are not able to novate to VIG, Vingroup or other parties outside of our Group.

We have incurred additional costs associated with break fees or settlement costs related to our outstanding obligations under such contracts, which will be recorded in our consolidated statements of operations as compensation expenses.

We have retained the balance of our ICE Assets that were not transferred to VIG, which comprise our rights, interests and obligations under various license agreements with international car manufacturers related to licenses used in the production of our ICE vehicles.

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

Corporate Information

Our principal executive offices are located at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam. Our telephone number at this address is +84 225 3969999. Our registered office in Singapore is located at 61 Robinson Road, #06-01, 61 Robinson, Singapore 068893.

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

Our mission is to help create a more sustainable future for all. We aim to help sustain our planet by accelerating the switch to electric vehicles with an inclusive, comprehensive product line and unique service platform. We envision a world where a top-tier electric vehicle-driving experience is accessible to all. We have already begun delivering on that vision today with our line of all-electric sports utility vehicles (“SUVs”), readying us for the new era of VinFast, one focused on global expansion and creating a sustainable future.

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

Come join the charge with us.

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality EVs, e-scooters, and electric buses (“e-buses”). Our EV product line consists of a range of fully-electric mini- through E-segment SUVs and multi-purpose vehicles (“MPVs”), the first of which began production in December 2021. In May 2025, we further expanded into the electric minivan segment with the introduction of our compact electric van, the EC Van.

Currently, we market our EVs under three distinct brands, each with a clear market focus and identity:

●	VF – Smart, reliable EVs for everyday life, designed to bring safety and technology to mainstream consumers at an appealing cost of ownership and flexible pricing schemes. The VF brand encompasses a comprehensive portfolio of mass-market passenger EVs across segments, from VF 3 to VF 9, the seven-seat VF MPV 7 and the forthcoming concept model, the VF Wild.
●	Green – EV solutions for commercial applications focused on optimizing fleet utilization and operational efficiency, featuring models such as Limo Green, Herio Green, Nerio Green, and Minio Green.
●	Lac Hong – An ultra-luxury EV brand reflecting Vietnamese design, hospitality and craftsmanship. The collection includes Lac Hong 900 LX introduced in 2025, and two new models – the Lac Hong 800S and the Lac Hong 900S – both unveiled in March 2026 and expected to launch in 2027.

As of the date of this Annual Report, we have introduced 22 four-wheeled vehicle models (including four ICE models, four e-bus models and 14 EV models), 15 e-scooter models with 34 different variants and one e-bike model.

We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We delivered 420,889 four-wheeled vehicles (including 86,051 ICE vehicles and 334,838 EVs) and 709,775 two-wheeled vehicles (including 705,819 e-scooters and 3,956 electric bikes (“e-bikes”)) from inception through December 31, 2025. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

Our target international markets include select countries in Asia, covering India and Southeast Asia, including Indonesia and the Philippines; North America, including the U.S. and Canada; Europe; and the Middle East. We also continue to strengthen our position in our market in Vietnam. We believe our vehicles are differentiated, especially in the emerging EV landscape, through our high-quality product offering. This differentiation is built on advanced technology and new-mobility features for our drivers, fashionable designs, and our comprehensive smart services solution. We expect to remain competitive by focusing on SUVs, the most popular consumer vehicle segment, as well as MPVs. We strongly believe in the future of Smart Mobility and strive to provide the VinFast platform as an access point to that future.

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

We have expanded deliveries of different models across Vietnam, to multiple Asian markets, including Indonesia, the Philippines and India, and to the Middle East, the U.S., Canada, and Europe. From the start of our EV production until December 31, 2025, we delivered 334,838 EVs, consisting of various EV models and e-buses, mostly in Vietnam. Driven by increasing demand for affordable models, the introduction of the Green brand and our strong position in the domestic Vietnam market, in 2025 we achieved an all-time delivery record for our Company, delivering a total of 196,919 EVs globally, including 46,977 VF 3s, 44,128 VF 5s, 27,138 Limo Greens, 24,445 VF 6s, and other models and e-buses. This represents a 102% increase year-over-year, exceeding our management’s delivery guidance of at least doubling 2024 deliveries. With total deliveries of 175,099 EVs in Vietnam in 2025, we recorded our highest number of deliveries ever in the domestic market. In terms of market share in Vietnam passenger car market, we maintained a leading position with an estimated 36% market share in 2025 compared to approximately 22% in 2024, based on data from the Vietnam Automobile Manufacturers’ Association (“VAMA”), TC Group and our internal data (for VinFast only).

We are a majority-owned affiliate of Vingroup, one of Vietnam’s largest conglomerates. Led by Mr. Pham, who is our Managing Director and CEO, Vingroup operates market-leading, fast-growing businesses that span the industrials, technology, real estate and social services sectors in Vietnam. Vingroup has an operating history of over 30 years and a strong track record of improving the daily lives of consumers through applied technology. As of December 31, 2025, approximately $17.0 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. We believe our ongoing relationship with Vingroup is a significant competitive advantage, most notably through shared expertise and software co-development among more than 2,600 engineers in the Vingroup ecosystem who collectively help produce differentiated technology for VinFast vehicles.

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

Smart Mobility and the VinFast Differentiators

Our full-service driver and ownership experience is a hallmark of the VinFast brand and built around the concept of Smart Mobility, which we believe differentiates us from our competitors. To us, Smart Mobility encompasses the following:

●	High Quality Product
●	Thoughtful design for a boundless premium experience — We evoke EMOTION and PASSION between driver and car
●	Top-of-the-line vehicle lineup — We offer a STYLISH product line with skilled craftsmanship in every detail
●	“TECHNOLOGY FOR LIFE” — We embrace PERSONALIZATION and CONNECTIVITY with a full suite of standard smart infotainment features, including a heads-up display, virtual personal assistant, in-car commerce and mobile office capabilities, creating a space for lifestyle between home and office
●	Sustainability — We aim to deliver our products RESPONSIBLY to help promote a greener world for us all
●	Steadfast focus on meeting world-class safety standards — We focus unwaveringly on SAFETY
●	Competitive Pricing and Value
●	ACCESSIBILITY — We seek to offer our products in a more approachable and accessible way relative to closest EV peers to help increase opportunities for greater EV adoption globally
●	We offer high performance, luxurious features, high quality, an advanced suite of enhanced technology and cutting-edge engineering execution at a COMPETITIVE price point
●	FLEXIBLE purchase options, including own, lease, and our battery subscription program, where available, to suit any customer’s preference

●	Peace-of-Mind Ownership Experience
●	Our goal is to provide BEST-IN-CLASS after-sale policy with up to 10-year / 125,000-mile warranty and 24/7 roadside assistance
●	WORRY-FREE experience through our “VINFAST SERVICE” model with remote and mobile service offerings
●	EASE-OF-ACCESS to our network of showrooms and service centers and integrated suite of EV charging solutions through “VinFast Power Solutions” and partners such as V-Green, ChargeHub, EVgo, and Plugsurfing.

Our Business Strengths

We believe we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

●	Comprehensive Green Mobility Ecosystem with Strategic Focus on High Growth Segments: We boast a broad EV mobility platform, including electric cars, e-scooters, e-bikes and e-buses. We have targeted the highest-growth segments in our production ramp up and global launch strategy. Not only do we forecast an increasing secular shift to EVs, but we have also studied our key growth markets, initially focusing on the SUV segment, which is the segment of the passenger light vehicle market with the highest expected growth in demand, before expanding into other strategic segments such as MPVs. To make electric mobility more accessible to everyone, we offer passenger EVs to end-customers and form partnerships with business-to-business (“B2B”) partners, such as short-term rental suppliers and taxi service providers, to provide taxi rides and short-term rentals, allowing customers to experience our vehicles firsthand. Our diverse, high quality EV offering with premium features enables VinFast to enter markets that are ripe for long term EV adoption. Our competitive pricing philosophy and product strategy are centered around our mission to make EVs accessible to everyone, through the potential conversion of ICE drivers to new EV drivers, and the transition from two-wheeled to four-wheeled vehicles happening in certain markets. We have seen success in this conversion effort thus far.

Particularly in select Asian markets, we partner with our affiliates to proactively offer an integrated green mobility ecosystem, combining VinFast, GSM, and V-Green. Through this ecosystem, we provide end-to-end electric mobility solutions spanning charging infrastructure, ride-hailing and mobility services, as well as secondary sales and rentals of used EVs. Together, these businesses create recurring customer touchpoints and help strengthen long-term brand loyalty.

●	Attractive Lineup of Skillfully Engineered, Stylish Electric SUVs and MPVs: Our comprehensive lineup of EVs under our brands is designed to enhance and complement the lives of our drivers through their lifestyle-friendly design. Incorporating high quality craftsmanship, alongside our proprietary tech-forward infotainment system, we aim to provide an advanced and customizable offering of the features that EV drivers have come to desire. In January 2025, we introduced four models under the Green brand, which is tailored for transportation services. The lineup includes the Minio Green (mini car) and Limo Green (MPV), which are completely new models, and the Herio Green (A-SUV) and Nerio Green (C-SUV), which were developed based on the VF 5 and the VF e34, respectively. In August 2025, we started deliveries of the Lac Hong 900 LX, a limited-edition, ultra-luxury flagship model that blends advanced technologies with design elements inspired by Vietnam’s cultural heritage. This vehicle is offered in two variants, including an armored edition certified to the VPAM VR7 standard, which is regarded as one of the most stringent protection levels for high-security vehicles.

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

●	Innovation-Driven, Technology-Centric Platform: We offer integrated, state-of-the-art technology across our vehicle segments and in our associated mobile application platform. Our platform is built on the philosophy of “technology for life,” reflecting our belief that technology should enable the safest and most driver-friendly experience possible. This philosophy guides our design and R&D priorities, with a strategic focus on the highest value and most practical features to support our customers’ needs. We evolve our technology stack around three pillars: vehicle platform, architecture and autonomy. By increasing commonality and reducing component complexity, our next-generation platform is intended to be more cost-efficient to produce while offering more enhanced features. We are also re-engineering our Electrical and Electronic (“E/E”) system into a zonal architecture. Our ADAS strategy focuses on developing the latest practical safety features, and most of the vehicles that we have currently launched or plan to launch are offered or planned to be offered with ADAS Level 2 capabilities. In addition, our development teams work with well-established engineering service providers and high-quality components suppliers to research and develop differentiated and personalized features to create a personalized driving experience.
●	Differentiated Ownership Experience to Drive Brand Loyalty: Our vision is to transform the traditional vehicle ownership model into a customized experience for our drivers, thereby increasing brand loyalty and adding more value to our drivers. We aim to do this through four key initiatives: our cloud-based companion app, unique warranty offer, VinFast Service program and VinFast Power Solutions. We intend for our app to allow for a fully-connected experience and act as a hub for vehicle service, infotainment connectivity and more. Our comprehensive warranty of up to 10-year / 125,000-mile, including our roadside assistance package, demonstrates our commitment to the quality of our products. Our VinFast Service program aims to bring best-in-class convenience to our customers through remote care (diagnostics and virtual repairs) and roadside assistance, all of which will be accessible through our customer app and our 24/7 service centers. Finally, through our VinFast Power Solutions, we aim to alleviate anxiety around charging and autonomy by offering at-home smart charging solutions coupled with access to an extensive charging network through our e-mobility platform, which include charging stations provided by our mobility partners.
●	Flexible Offering at a Competitive Price Point: We believe that providing a flexible, high-quality product offering at a competitive price point is critical to our “boundless together” philosophy. This philosophy offers the benefits of EVs to a broader population than possible today, which we believe will provide flexibility for us to capture market share. Our competitive pricing model differentiates us from most OEMs in the market today that are pursuing the higher-priced premium segment. We target a broader market and offer a lower TCO proposition without compromising on our design or technology suite. We believe we deliver this value not only through our competitive pricing relative to peers but also through our flexible ownership options, including through vehicle leasing with third-party partner banks and our battery subscription program for select markets and models, to reach a broader driver and ownership base. We have multiple advantages that allow us to maintain price competitiveness, including our highly-automated, vertically integrated manufacturing facility, our access to a relatively low-cost labor base in Vietnam, our well-diversified supplier base, relatively favorable tax environment and established trade agreements between Vietnam and major global markets. These relative strengths have allowed us to build a competitive cost structure that enables our competitive pricing model.

●	Demonstrated Speed to Market and Ability to Execute: We have demonstrated our ability to deliver on market capture and brand building within Vietnam. With our initial line of ICE vehicles, we reached start of production within 21 months from company inception. Within 18 months from product launch, we gained the leading market share in Vietnam for each of our product segments, based on management’s analysis of publicly available data, taking market share from global automotive OEMs from Europe, the U.S. and Asia who have historically dominated these segments. From a product launch perspective, we had great success with the launch of our VF e34, Vietnam’s first EV that we pioneered in 2021, setting records in Vietnam by receiving over 25,000 reservations within three months of accepting reservations. We commenced delivery of the VF 8 “City Edition” vehicles in Vietnam in September 2022 and in the U.S. in March 2023, and the VF 9, VF 5 and VF 6 in Vietnam in March, April and December 2023, respectively. First deliveries of the VF 7 started in late March 2024 and first deliveries of the VF 3 started in July 2024. Models under the Green brand and the Lac Hong 900 LX model began deliveries in April 2025 and August 2025, respectively. In late 2024, for the first time, we – a Vietnamese EV brand – outperformed all international competitors to become the market leader in terms of monthly deliveries during this period, according to data from VAMA, Thanh Cong Group and internal data (for VinFast only). This achievement marked a historic milestone for the domestic Vietnamese automotive industry. In 2025, we reaffirmed our leadership position in the Vietnamese market with the highest annual delivery volume of 175,099 EVs. In terms of market share in Vietnam passenger car market, we reached an estimated 36% market share in 2025 compared to approximately 22% in 2024, based on data from VAMA, TC Group and our internal data (for VinFast only). The strong contribution from the Vietnam market helped our Company achieve total global deliveries of 196,919 EVs for the full year 2025, representing a 102% increase year-over-year, exceeding our management delivery guidance. We also achieved strong progress in other Asian markets. In India, we made steady progress, climbing the rankings from eighth in October 2025 to fourth in December 2025, and have maintained our position since then through February 2026, based on Vahan registrations among battery EV (“BEV”) brands. In Indonesia, we ranked third for BEV brand in 2025, according to the Association of Indonesia Automotive Industries (GAIKINDO). In the Philippines, we ranked second for BEV brand in 2025, according to the Chamber of Automotive Manufacturers of the Philippines (CAMPI).
●	Highly Automated Manufacturing Capabilities: Building on our first manufacturing complex in Hai Phong, Vietnam, we began producing vehicles in 2025 across four factories in Vietnam, Indonesia, and India, with a combined maximum capacity of approximately 600,000 EVs per year. Our largest manufacturing facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, opened in Hai Phong in 2018 and has supported the mass production of 22 four-wheeled vehicle models (four ICE models, four e-bus models and 14 EV models), 15 e-scooter models with 34 different variants and one e-bike model. The automobile manufacturing factory in Hai Phong has a maximum production capacity rate (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 vehicles per year and a lean production capacity rate (i.e., the number of vehicles that can be constantly manufactured in a year without additional shifts) of up to 250,000 vehicles per year. We believe our proven manufacturing capabilities will enable us to deliver on a global scale. In addition, we benefit from an integrated supplier park at our Hai Phong facility with our key partners on site, including Lear Corporation and Grupo Antolin. This arrangement helps us achieve economies of scale, drive manufacturing optimization and reduce costs. Our location in Hai Phong, the third-largest city in Vietnam and home to one of its largest deep-sea ports, provides a competitive advantage in logistics as we ship our vehicles across the globe.

Additionally, in February 2025, we entered into a principal agreement with Vinhomes Ha Tinh Industrial Zone Investment Joint Stock Company (“VHIZ Ha Tinh”), a subsidiary of Vingroup, to establish the key terms for leasing a new factory in Ha Tinh, Vietnam. In June 2025, we subsequently entered into a lease agreement, as amended, to lease an area of 340,278 square meters. Less than seven months after construction began, we inaugurated this factory. Spanning 34 hectares and designed for a capacity of up to 200,000 vehicles per year, this factory highlights our execution speed and industrial capabilities. The factory is equipped with advanced, highly automated production lines featuring state-of-the-art technologies from leading global companies such as ABB, Durr, and Siemens, and all manufacturing processes comply with international standards. In India, in July 2024, VinFast Auto India Private Limited (“VinFast India”), our subsidiary, entered into a binding memorandum of understanding (“MOU”) with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We inaugurated this manufacturing facility at the SIPCOT Industrial Park in August 2025, with a designed Phase 1 capacity of 50,000 vehicles per year. Equipped with advanced automated production lines and key facilities, the plant is initially dedicated to assembling the VF 6, VF 7 and Limo Green models. In Indonesia, we inaugurated our CKD facility in Subang, West Java in December 2025, underscoring our commitment to expanding our presence in Southeast Asia and supporting Indonesia’s burgeoning EV industry. In the U.S., we entered into a series of agreements with North Carolina state and local authorities in 2022 to build a manufacturing facility on a site measuring approximately 733 hectares in Chatham County, North Carolina, which is expected to commence operations in 2028.

●	Foundational Support from Vingroup and Mr. Pham: Our relationship with our corporate parent, Vingroup, and Mr. Pham affords us a superior competitive footing relative to other peers entering the electric vehicle market, especially through the partnership channels of Vingroup. Vingroup, together with our shareholders, has provided substantial financial and strategic support to VinFast since our founding. As of December 31, 2025, approximately $17.0 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In connection with the capital funding agreement dated April 26, 2023, we received approximately VND60,000.0 billion, consisting of VND24,000.0 billion in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham, as well as up to VND24,000.0 billion in loans and up to VND12,000.0 billion in grants from Vingroup. To support the continued business growth of our Company, Vingroup intends for it and its subsidiaries to provide our subsidiaries incorporated in Vietnam with up to VND35,000.0 billion ($1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursement will be subject to our needs and Vingroup having sufficient financial resources. As of December 31, 2025, our outstanding borrowings from Vingroup under this commitment were VND10,376.9 billion ($413.1 million). In addition, in connection with the Grant Agreement dated November 12, 2024, Mr. Pham, directly or indirectly through his associated companies, have committed to provide up to VND50,000.0 billion ($2.0 billion) in grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount. From November 12, 2024, the date of the Grant Agreement, to December 31, 2025, Mr. Pham has disbursed VND28,000.0 billion ($1.1 billion) in grants to us. In 2025, we spun off certain assets related to investment costs of completed research and development projects to establish Novatech Research and Development Joint Stock Company (“Novatech”) (the “Novatech Spin-Off”) and subsequently, we transferred all of our shares in Novatech to Mr. Pham for a total consideration of approximately VND39.8 trillion ($1.6 billion), representing fair value of the transferred shares of VND17.25 trillion (approximately $679 million) based on an independent third-party valuation plus an agreed premium. The transaction reflects a further effort by the Founder to facilitate our long-term growth.

We have benefited from access to the full range of IP and R&D capabilities in the Vingroup technology ecosystem. In January 2024, we acquired VinEG (then VinES), one of our key battery suppliers, from Mr. Pham. For more information regarding our acquisition of VinEG, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Affiliates ⸺ Agreements with VinES Relating to the Battery Business Prior to Our Acquisition in January 2024.”

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

We intend to continue to work closely with Vingroup and other affiliates in the Vingroup ecosystem on opportunities to improve our battery development capabilities. For example, another of our Vingroup affiliates has made an investment in ProLogium, a manufacturer of next-generation solid-state batteries, which we believe will lead to future opportunities for us and VinEG to collaborate in applying next-generation solid-state battery technology to VinFast vehicles. We also enjoy strong demand for our EVs from our affiliates such as GSM.

●	Experienced, Diverse and Entrepreneurial Management: Our leadership team is singularly focused on achieving the original goals set out by Vingroup when VinFast was founded: to establish a high-quality, globally recognized e-mobility EV manufacturer in Vietnam. Our leadership team have assembled a deep bench of talent from the automotive, technology and finance industries, unified by the spirit of “boundless together” and dedicated to driving the electric vehicle revolution for VinFast. We also benefit from the diverse experiences of our senior management team who come from different industries, including those that have previously served in different roles in leading automotive and technology companies, such as Mercedes-Benz, Ford, and Samsung.

Our Key Focus Areas and Long-Term Growth Strategies

Our long-term growth strategy is anchored on the following key pillars:

●	Increase Global Reach to Meet Demand: Our strategy is to continue growing our global footprint into areas where we expect high EV demand growth.

Initially, we focused on three markets, namely Vietnam, North America (comprising the U.S. and Canada) and Europe (comprising France, Germany and Netherlands). In Vietnam, we implemented both direct-to-customer (“D2C”) and dealership sales models from the beginning. Besides that, in North America and Europe, we employed a D2C sales model to promote VinFast brand awareness and enable a personalized and approachable experience for VinFast cars. We established a network of VinFast self-operated sales and service locations under three different formats (1S, 2S and 3S), with each format tailored to create a specified customer experience with smaller showroom formats intended for customer education in areas with high foot traffic, while larger showrooms offer opportunities to test drive our vehicles. Our showrooms have served as a place for customers to experience the VinFast brand and products and meet members of the VinFast community, and as a hub for VinFast service solutions.

Since 2024, we identified various addressable markets globally in addition to the initial target markets, based on the potential market size, accessibility and competitiveness. We introduced our dealership sales model in addition to our existing D2C sale model in North America, Europe and two additional market clusters: Asia and the Middle East. During this phase, our primary objective is to expand our dealer network, to rapidly enhance brand reach and elevate customer experience, and we expect to gradually transition from our existing hybrid model to a full dealership model in all markets. To support this transition, we have transferred some of our existing showrooms to our dealers. Our goal is to maintain and promote a best-in-class after-sales policy in the market. Our local partners in new markets are expected to support the policy and continue to provide a high standard of service for customers and buyers. Engaging local dealer groups in many of these key markets can offer a capital-light model for expansion that can allow us to be more efficient in capital usage and costs. We completed the transfer of our existing VinFast-owned showroom network in Vietnam to our dealers in the third quarter of 2024 and fully transitioned to a franchise dealer distribution model in the U.S. and Europe in the first half of 2025.

Since the beginning of 2024, we have rapidly expanded our presence in Asia and Middle East. In Indonesia, we opened 37 dealer showrooms strategically located in major cities as of December 31, 2025, and commenced the sale of our EVs in Indonesia with the right-hand drive model of the VF 3, VF 5, VF e34, VF 6, VF 7, Herio Green and Nerio Green model. In the Philippines, we opened 30 dealer showrooms as of December 31, 2025, and commenced the sale of the VF 3, VF 5, VF 6, VF 7, VF 9, Herio Green, Nerio Green, and Limo Green models in the market. In India, we opened 35 dealer showrooms as of December 31, 2025, and commenced the sale of the VF 6 and VF 7 models. We have also opened our first dealer showrooms in Oman, located in a prime area of Muscat, and the United Arab Emirates, located in the downtown area of Dubai, and started deliveries of the VF 8 model to our customers in the United Arab Emirates, Oman and Qatar in the fourth quarter of 2024.

As of December 31, 2025, our network consists of 424 showrooms for EVs across Vietnam, the U.S., France, Germany, Canada, Indonesia, the Philippines, India, Oman and the United Arab Emirates. This network includes both VinFast-owned showrooms and those owned by our dealers. We also operate in selected European markets through local distributors that maintain their own showrooms. Beyond these priority markets, we have identified various potential markets globally and intend to collaborate with high-quality distributors to import and distribute VinFast cars into local markets.

We have also evaluated the feasibility of CKD or semi-knock-down (“SKD”) plants in select markets where local tax incentives may be available, an in-depth auto-industry supply chain local market and strategies to lower logistical costs to provide more competitive offerings to our customers. We have identified Indonesia, the most populous country in Southeast Asia, and India, the third largest auto market in the world, according to Nikkei Asia, from among our new market clusters as key potential markets for the potential establishment of manufacturing facilities for our EVs and/or batteries due to the relatively low cost and availability of domestic raw materials. We aim to access the tremendous potential for increased EV adoption in India and Indonesia where EV penetration is currently less than 2%, according to Reuters. The establishment of VinFast facilities in these local markets can provide access to government incentives for local manufacturing, relief from certain tariffs and taxes and access to raw materials at attractive rates. In December 2025, we inaugurated the CKD manufacturing facility with production capacity in Phase 1 of approximately 50,000 cars per year in Subang, West Java, Indonesia. Additional investments in the country up to the preliminary investment target would be subject to market conditions and other factors.

In July 2024, VinFast India, our subsidiary, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We have set an intended commitment of up to $500 million spanning five years from 2024. In August 2025, we inaugurated this manufacturing facility at the SIPCOT Industrial Park, with a designed capacity of 50,000 vehicles per year in phase 1. The plant, equipped with advanced automated production lines and key facilities, is initially dedicated to assembling the VF 6, VF 7 and Limo Green models.

We rolled out our online platform in select markets as part of our digital strategy of complementing the in-person experience at VinFast showrooms and third-party showrooms. Our website enables full vehicle customization and offers virtual reality features that provide customers with a near-tangible buying experience from the comforts of their homes. We plan to continue to develop our online-to-offline (“O2O”) sales channels to generate leads and increase foot traffic to our physical showrooms. We plan to further extend the personalized O2O process to cover the delivery, after-sales policy and maintenance parts of the VinFast ownership experience in these markets. As part of this plan, we expect that each of our customers will have a unique VinFast ID that connects and synchronizes data related to their brand engagement on all of our channels, including our website, companion app, physical showrooms and service points.

As part of our B2B strategy, we plan to build relationships with large corporations and well-known leasing, mobility, short-term rental suppliers and taxi service providers. Since the beginning of our global rollout, we have evaluated potential demand from the B2B customer segment and identified it as a meaningful contributor to our strategic vision. Taxi rides and short-term rentals offer customers the opportunity to experience our vehicles, either as a passenger or through rentals. For example, one of our B2B customers is GSM, an affiliate of our Company that provides e-scooter and EV rentals and taxi services and was founded by Mr. Pham. GSM operates a fleet of exclusively VinFast EVs and/or e-scooters in Asian markets, including Vietnam, Indonesia, the Philippines and Laos, and also plans to expand its operations into other international markets. We believe this would provide us with a significant opportunity to offer international customers the chance to test drive and experience our vehicles and help drive demand.

●	Continue Augmenting Our “Technology for Life” Offering: We intend to remain at the forefront of automotive technology through our in-house R&D and external partnerships. We seek to deliver the best experience for our drivers with innovative customer-centric applications inside and outside the vehicles. We plan to make our vehicles smarter over time through OTA system updates, and we intend to leverage the power of data to understand and serve our drivers better through AI. Through a network of renowned partners in various industries, we aim to continue creating a technological ecosystem that allows us to adapt to the changing technology landscape broadly, and develop features with the driver in mind, such as adding additional languages on our voice assistant, more connectivity with mobile phones and more. We have more technologies and applications still in the pipeline (such as enhanced autonomous features with ADAS) and plan to incorporate them into our vehicles to provide a state-of-the-art driving experience that we believe will attract new customers to our brand, build brand loyalty with existing customers and help VinFast stand out as a leader among our peers. Most of the vehicles that we have launched or plan to launch are offered or planned to be offered with ADAS Level 2 capabilities.
●	Innovate Our Commercial Approach to Drive Incremental Market Share: We intend to rapidly expand our sales network across the globe, while simultaneously building out after-sales infrastructure to support our customers. We intend to approach the market with a significant social media presence, as well as traditional advertising and in-person showrooms. A large tenet of our growth strategy will come from our O2O customer engagement strategy, with the aim of allowing a high level of customization and personalization for our customers. Customers will be able to engage with us online through our website and companion app, while our showroom network, including dealer showrooms, will provide an offline, tangible in-person experience. We believe continued direct engagement is important, not only through our companion app, but also through multiple touchpoints on social media. We believe the insights gained through direct interaction with our customers will allow us to respond efficiently to customer needs in future vehicle feature development. Additionally, through VinEG, we plan to work on an ongoing basis to optimize our battery costs, in order to maintain our price differentiation in the EV market.

●	Expand Our Product Offering: We plan to continue evaluating opportunities to expand our portfolio into other high-growth, high-demand passenger EV segments, as well as commercial EVs, in the future. We also intend to evaluate expansion into segments such as sedans and pickup trucks. We have a track record of rolling out our vehicle platforms at a fast pace and aim to capitalize on market opportunities complementary to our platform. Our in-house development of new products is based on research on the demands of our drivers, and we are built to be nimble in responding to market opportunities. With respect to our EV product line, we have introduced eight models from mini- to E-segment under the VF brand, and three exclusive luxury model under the Lac Hong brand. In January 2025, we introduced four models under the Green brand, which is tailored for transportation services. The lineup includes: the Minio Green (mini car) and Limo Green (MPV), which are completely new models, and the Herio Green (A-SUV) and Nerio Green (C-SUV), which were developed based on the VF 5 and the VF e34, respectively. In addition, at CES 2024, we unveiled our forthcoming concept model, the VF Wild, a mid-size electric pickup truck designed to offer enhanced versatility suitable for all terrains.
●	Enhance and Refine Our Service Offering: Building on our customer-centric mindset throughout our development and commercial processes, we plan to continue expanding and improving our service offering. As we continue to expand into additional geographies globally, we plan to build upon our service network to ensure on-demand coverage for all customers. Given our vehicles will be OTA-upgrade enabled, we intend to continue developing technology to make servicing a remote or hands-free process to the greatest extent possible. Along with expanding our service offering, we expect to add incremental charging partners to our network, ensuring seamless and accessible charging.
●	Pursue Enhanced Manufacturing Automation and Capacity Expansion: We have expanded and plan to continue expanding our global production capacity by opening additional factories in India, Indonesia, Ha Tinh, Vietnam, and the U.S. (assuming the realization of expected growth in demand for our EVs and the availability of financing for, and timely and on-budget completion of, capacity expansion projects). In July 2023, we broke ground at our manufacturing facility in North Carolina, which marked the commencement of the construction work for phase 1 of the factory. The facility is targeted to begin production in 2028. In July 2024, VinFast India, our subsidiary, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We broke ground on our manufacturing facility in Tamil Nadu in February 2024, which is designed with a Phase 1 capacity of 50,000 vehicles per year, and inaugurated the facility in August 2025. Additionally, in July 2024, we broke ground on our CKD facility in Subang, West Java, Indonesia, with a designed Phase 1 capacity of 50,000 vehicles per year. We inaugurated the facility in December 2025, underscoring our commitment to expanding our presence in Southeast Asia and supporting Indonesia’s rapidly growing EV industry. In June 2025, we inaugurated a manufacturing facility in Ha Tinh, Vietnam, less than seven months after construction began. The facility is currently focused on the production of the VF 3, Minio Green, and EC Van models in response to increasing demand for affordable EVs and to improve production efficiencies. In phase 1, the factory has a maximum designed capacity of up to 200,000 EVs per year, subject to demand and general market conditions, with a gradual ramp up in capacity and production over time. We also plan to continue improving the efficiency of our manufacturing process with the implementation of additional automated technology throughout the entire manufacturing value chain, which we believe is already conforming to Industry 4.0 standards of interconnectivity, automation, machine-learning and real-time data processing incorporation. Within the Vingroup ecosystem, we work closely with an affiliated company, VinRobotics, which focuses on the development of intelligent robotics, automation systems and physical AI technologies for industrial applications. Our collaboration with VinRobotics focuses on improving factory productivity, quality control and operational efficiency, supporting higher utilization and increased automation as production volumes scale, and contributing to structural improvements in our cost base.
●	Broaden Our Ancillary Revenue Streams: Our vehicles’ built-in features provide a large opportunity for ancillary revenue streams in the future. We envision the following potential ancillary revenue streams in addition to our primary revenue focus on vehicle and aftermarket sales: licensing of higher-tech autonomy features, licensing the use of advanced infotainment and data sharing features, VinFast Service program, vehicle financing and subscription services through our infotainment platform. From a data collection perspective, we see a large opportunity to develop increased features and functionalities by sharing our collective intelligence with partners as well. For example, in 2025, we launched VF Connect in Vietnam, a suite of subscription packages featuring proprietary remote‑control functions and smart features developed internally by VinFast and across the broader Vingroup ecosystem, and we plan to expand these offerings to additional markets over time.

●	Drive Intelligent Growth through Organic and Inorganic Opportunities: We plan to pursue potential organic and inorganic growth opportunities which align with our business strategy. We plan to put capital to work to grow in new organic channels, including broadening and improving upon our current portfolio offering (such as potential supplier integration and additional vehicle segments). We plan to also explore potential avenues of inorganic growth in furtherance of the mission of Smart Mobility. To date, we and our affiliates have made investments in early-stage technology companies that could be additive to our platform in the future, including: ProLogium, which is developing solid-state battery cells; and Autobrains, which develops perception products for ADAS and fully autonomous driving based on its proprietary unsupervised learning AI technology. We look forward to the possibility of building relationships with other companies that share our entrepreneurial, innovative spirit and plan to continue making relevant investments to expand the VinFast ecosystem by bringing strategic partners together with meaningful capital.
●	Continue to Promote and Invest in our ESG Framework: As we continue to expand in new global markets, we acknowledge global warming and climate related risks. As a company, we are resiliently pursuing zero-emission vehicles both through innovation and sustainability. We have declared our commitment to sustainability as a signer of the COP26 ZEV declaration and The Climate Pledge. Recognizing the need for green and clean energy, we ceased production of ICE vehicles in early November 2022 and converted our manufacturing entirely to EV vehicles in line with our journey to reduce our carbon footprint and pursue environmental stewardship. We conduct social outreach programs in the communities where we operate in support of local enterprises and social economic upliftment and for our employees and stakeholders, as a key component of our operations. From a governance perspective, we continue to serve the best interests of our shareholders through a board of directors with meaningful gender diversity, a focus on diversity, equity and inclusion in our leadership and complying with the latest index and regulatory requirements. We expect promoting this ESG framework will generate recognition for our brand, while also promoting a well-rounded and inclusive environment that we expect will be attractive to current and future VinFast stakeholders.

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

Inside the vehicles, there is a unique blend of simplified technology and hand-craftsmanship. One of the highlights of the interior is our proprietary, full-color heads-up display to put information directly in the driver’s line of sight to keep attention on the road. A large, high-quality touchscreen minimizes the number of physical buttons and simplifies the user interface. The soft interior trim in each VinFast vehicle is hand-cut and sewn, creating a customer-tailored driver experience.

VINFAST
VF8
VF9

WELCOME
LAS VEGAS
VF8

VINFAST
VF9

VENTURE BEYOND
VINFAST
BOUNDLESS TOGETHER
VF3
UNBOUND IMAGINATION

MINIO GREEN

LIMO GREEN

LẠC HỒNG 900 LX

LẠC HỒNG 900 LX

Vehicle Overview

Our passenger EV portfolio currently consists of the following models:

VF brand

●	VF 3 — a contemporary and compact mini car EV. The VF 3 model features a 3-door design and seating for up to four people, with integrated basic smart features. We commenced deliveries of the VF 3 in Vietnam in July 2024. The VF 3 became the best-selling model in Vietnam in 2025 with 44,585 vehicles delivered within the year, according to VAMA, Thanh Cong Group and internal data (for VinFast only). Following our success in Vietnam, we have also started deliveries the VF 3 model in the Philippines in November 2024 and Indonesia in March 2025.
●	VF 5 — our A-segment electric SUV that offers dynamic youthful styling, targeting first-time, budget conscious buyers. We currently offer this model in Vietnam, Indonesia and the Philippines, and commenced deliveries in April 2023 in Vietnam, and in Indonesia and the Philippines in the second half of 2024. The VF 5 is the second best-selling model in the SUV A-segment and the overall domestic market in Vietnam, according to VAMA, Thanh Cong Group and internal data (for VinFast only), with 43,913 deliveries in 2025.
●	VF 6 — a B-segment electric SUV for the family-oriented driver. We currently offer this model in Vietnam, Indonesia, India, the Philippines and Europe. First deliveries of the VF 6 started in December 2023 in Vietnam, in January 2025 in Europe, in May 2025 in the Philippines and in August 2025 in Indonesia and India.
●	VF 7 — a driver centric C-segment electric SUV, accentuated by its futuristic styling. We currently offer this model in Vietnam, Indonesia, the Philippines and India. First deliveries of this model started in late March 2024 in Vietnam, in January 2025 in the Philippines, in August 2025 in India, and in December 2025 in Indonesia.
●	VF 8 — a D-segment electric SUV. We currently offer this model in North America, Europe, Vietnam and the Middle East. Deliveries of the VF 8 model began in Vietnam in September 2022. We began U.S. deliveries of the VF 8 “City Edition” in March 2023 and, in the second half of 2023, delivered VF 8 vehicles with an 87.7 kWh, longer-range battery, in North America. Deliveries in Europe began in the first quarter of 2024. Deliveries in the Middle East began in the fourth quarter of 2024.
●	VF 9 — a sophisticated E-segment electric SUV featuring three rows of seats. We currently offer this model in Vietnam, the Philippines and North America. In March 2023, we commenced delivery of the VF 9 model in Vietnam. In November 2024, we commenced delivery of the VF 9 model in North America.
●	VF MPV 7 — A seven-seater MPV for families, featuring a spacious interior, advanced smart technologies, and premium safety standards. First deliveries of this model started in February 2026 in Vietnam.
●	VF Wild — a mid-size pickup electric truck designed for high-performance and enhanced versatility suitable for all terrains. This concept model is aimed to cater to the new generation of consumers seeking innovation and eco-friendliness, without compromising performance and durability.

Lac Hong brand

●	Lac Hong 900 LX — a limited-edition flagship E-segment model inspired by the legend of the “Descendants of the Dragon and Fairy,” integrating cultural design elements with global standards, and embodying Vietnam’s cultural heritage and national pride. This vehicle is offered in two variants, including an armored edition certified to the VPAM VR7 standard, which is regarded as one of the most stringent protection levels for high-security vehicles. First deliveries of the model were made in Vietnam in August 2025.

●	Lac Hong 900S and Lac Hong 800S — ultra-luxury models incorporating design elements inspired by Vietnamese cultural heritage, including bamboo-inspired grille details, the Lac bird emblem and decorative motifs derived from the Dong Son bronze drum and terraced rice fields. Their interiors feature premium materials such as Nappa leather, rare woods and refined metal accents, together with advanced intelligent technologies, safety systems and executive-level amenities. Both models are expected to be launched in 2027.

Green brand

●	Limo Green — our first 7-seater MPV model, offering ample space across three rows of seats and equipped with LFP batteries. This model is currently available in Vietnam and the Philippines, with first deliveries starting in August 2025 and in December 2025, respectively.
●	Herio Green— our A-segment electric SUV, developed based on the VF 5 model, is optimized for cost efficiency. The Herio caters to the basic service segment. The model is currently available in Vietnam, with first deliveries starting in April 2025, and in Indonesia and the Philippines, with first deliveries starting in December 2025.
●	Minio Green — a 2-door mini car, compact and dynamic on the outside, but still providing optimal interior space for four people. Designed as an ideal alternative to motorbikes for urban commuting, the Minio Green aims to enhance urban traffic and improve quality of life. First deliveries of the Minio Green began in November 2025 in Vietnam.

Other EV

●	EC Van — our first mini electric van, which signified our move towards green short-distance goods transport. First deliveries of the EC Van began in November 2025 in Vietnam.

Other Products

Outside of our EV portfolio, we also continue to produce e-buses, e-scooters, and e-bikes.

●	E-Bus – Our e-bus is one of the first e-buses manufactured in Vietnam. These buses are highly environmentally friendly, producing zero emissions and minimal noise pollution. We have introduced four models of e-buses under our VinFast brand catering to different route needs, from compact buses for city centers to high-capacity models for major corridors. Our e-buses are now available for sale in Vietnam and Europe. We have delivered 708 e-buses from our inception through December 31, 2025.
●	E-scooter – Our e-scooters have been highly successful in Vietnam. Based on our internal research, we believe we are the leading e-scooter brand in the country. We offer a wide range of models with different variants to meet diverse customer needs, from the mass segment to the high-end segment, under three distinct lines: mainstream, premium and sport. These scooters are highly tech-enabled and convenient for riders, with batteries either manufactured in-house by VinEG or sourced from third-party suppliers to ensure flexibility and scalability in production. In Vietnam, we offer flexible choices for customers, including purchasing e-scooters with the battery included or leasing the battery either for home charging or battery swapping through V-Green’s battery swapping cabinet network. As we continue to scale, we plan to roll out new e‑scooter models domestically in Vietnam and introduce our e‑scooters into international markets, with an initial focus on five target markets: Indonesia, the Philippines, India, Thailand and Malaysia.
●	E-bike – At 2024 CES, we debuted our e-bike, the Drgnfly, to our international audience. The DrgnFly is available for Vietnam and the U.S. market. We started deliveries of the Drgnfly in July 2024.

We delivered 420,889 four-wheeled vehicles (including ICE vehicles and EVs) since we started producing passenger cars in 2019 through December 31, 2025. In addition, we delivered 709,775 two-wheeled vehicles (including e-scooters and e-bikes) from inception through December 31, 2025, including 406,498 two-wheeled vehicles delivered in 2025. According to our preliminary results, in the first quarter of 2026, we delivered a total of 58,577 EVs globally, representing a 61% increase year-over-year, of which 53,684 EVs were to customers in Vietnam, reaffirming VinFast’s leadership in the domestic automotive market, based on data from VAMA, TC Group and our internal data (for VinFast only). In particular, the Limo Green and the VF 3 were our two best-selling models with cumulative deliveries of 12,693 and 11,088 vehicles, respectively. We also delivered 8,490 VF 5 vehicles, 7,819 VF 6 vehicles, 5,080 VF 7 vehicles, 3,809 Minio Green vehicles, and 3,741 VF MPV 7 vehicles during the period. In addition, we delivered 143,136 two-wheeled vehicles in the first quarter of 2026, representing a 219% increase year-over-year.

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

For select markets and models, particularly in the initial stage of sales, we offer our customers the option to purchase our vehicles with the battery as well as the flexibility to participate in our battery subscription program. Our battery subscription program, where available, supplement our primary model of outright sale of the full chassis and battery by providing a flexible alternative that makes our EVs accessible at a lower price point. We view this as a near-term strategy that help facilitate early adoption by more drivers and bridged the transition to a lower-cost EV battery and long-term widespread adoption of EVs. In Vietnam, due to the increasing number of customers opting to purchase our EVs with batteries included — driven by our competitive battery warranty policy of up to 10 years and our free charging program available up to February 2029 — the battery subscription program was discontinued for new customers starting March 1, 2025. Customers already participating in the battery subscription program can either continue leasing under the existing policy or opt to buy out the battery at a preferential price. The battery subscription program is currently available for customers in Indonesia and the Philippines.

Our Properties and Manufacturing Facilities

We manufacture our vehicles at global scale with four manufacturing facilities across Vietnam, Indonesia and India, having a combined maximum capacity of approximately 600,000 EVs per year.

Facilities in Vietnam

Our most integrated, advanced, and highly automated manufacturing facility is located in Hai Phong, Vietnam, which is the third-largest city in Vietnam and situated just over 60 miles outside of Hanoi. We lease the facility from our affiliate, VHIZ Hai Phong, and own all production lines within the facility. Certain production lines have been pledged as collateral to secure certain of our loans. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Affiliates ⸺ Asset Transfer to VHIZ JSC.”

Opened in 2019, our automobile manufacturing facility in Hai Phong currently has a maximum production capacity (i.e., maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 vehicles per year. The facility is situated in a land area of 348 hectares, the majority of which is currently leased by VHIZ Hai Phong. The land was originally leased by VinFast from the relevant government authority, and subsequently transferred to Vinhomes Industrial Zone Investment Joint Stock Company (“VHIZ JSC”) in connection with a project transfer. Following a subsequent transfer of the relevant land lease rights and obligations, VHIZ Hai Phong, an affiliate of VHIZ JSC, now serves as the lessor of the land used for our facility. The Hai Phong manufacturing facility has a production site spanning over nine million square feet. This manufacturing facility is also a beneficiary of multiple tax incentives being located in the Dinh Vu-Cat Hai Economic Zone. In 2025, the average utilization rate of our Hai Phong manufacturing facility was approximately 67%, with nearly 26,000 EVs produced in December 2025 alone, reflecting improvements in utilization and operational efficiency.

Our manufacturing facility in Hai Phong houses an integrated, on-site production line which includes, metal assembly, plastic molding, interior component production, and electronic device manufacturing. This facility, which we believe is one of the most highly automated and modern manufacturing facilities in Southeast Asia, is equipped with over 1,580 robots and has the capacity for highly automated production lines that reach automation levels of 90% and 95% for press and paint shop, respectively. The press shop is capable of producing up to 45 frames per hour. Through the use of more than 2,000 specialized tools and systems across metal sub-assembly and press lines, our metal assembly shop can supply metal parts to approximately 250,000 vehicles per year. Our injection plastic shop supplies approximately 75% of the plastic components installed in our EVs, which increases our localization rates and reduces our costs and waste from unnecessary packaging and transportation. Our interior shop uses an integrated robotic system to manufacture seats, instrument panels, door trims and consoles for approximately 200,000 vehicles per year. Our electronic device shop can produce electronic EV components for approximately 400,000 vehicles per year. These shops contribute the majority of the final parts to our vehicles and supply much of the structures, housings, and components for our batteries and e-motors.

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

Smart manufacturing is central to our longer-term profitability. Within the Vingroup ecosystem, we work closely with an affiliated company, VinRobotics, which focuses on the development of intelligent robotics, automation systems and physical AI technologies for industrial applications. Our collaboration with VinRobotics focuses on improving factory productivity, quality control and operational efficiency, supporting higher utilization and increased automation as production volumes scale, and contributing to structural improvements in our cost base.

In response to increasing demand for affordable EVs and to improve production efficiencies, we have developed a new factory in Ha Tinh, Vietnam, which inaugurated in June 2025, and is currently prioritizing the production of the VF 3, Minio Green and EC Van model. We leased the facility from our affiliate, VHIZ Ha Tinh, and own all production lines within the facility. Certain production lines have been pledged as collateral to secure certain of our loans. In phase 1, the factory has a maximum capacity of up to 200,000 EVs per year, subject to demand and general market conditions, with a gradual ramp up in capacity and production over time. This factory covers a total area of 34 hectares and includes key workshops such as the body welding shop, painting shop, general assembly shop, logistics warehouse, and a quality control center. The Ha Tinh facility is equipped with one of Southeast Asia’s most advanced and highly automated production lines, incorporating state-of-the-art technologies from global partners including ABB, Durr and Siemens. All processes at the Ha Tinh plant are built in accordance with international standards such as ISO 9001 (Quality Management Systems), ISO 14001 (Environmental Management Systems) and the six core tools of IATF 16949 (Automotive Quality Management Systems), and reflect the operational experience and best practices developed at our Hai Phong plant.

Bolstering our manufacturing operations in Vietnam is an on-site, integrated supplier park in Hai Phong that facilitates reliable and cost-effective collaboration with our partner-suppliers, as well as logistical efficiency for parts and supply to our factory shops. We also plan to develop a supplier park in the Vung Ang Industrial Zone in Ha Tinh, intended to host EV component suppliers and developed by one of our affiliates. Our manufacturing operations in Vietnam benefit from significant cost advantages in sourcing key supplies and components. There are a number of key suppliers on-site in Hai Phong, including Lear Corporation and Grupo Antolin. In addition to the supplier park, some of our suppliers are located directly on our general assembly line, ensuring full integration and alignment across the manufacturing process. Outside of our on-site supplier park, we have relationships with nearly 1,900 additional suppliers globally, of which more than 1,100 are direct suppliers. VinEG, our key battery pack supplier and subsidiary, is in the process of developing battery cell production capabilities in Vietnam. We intend for VinEG-produced battery cells to eventually be included in the battery packs that VinEG supplies to us. VinEG operates a battery pack assembly facility and a lithium cell facility in collaboration with Gotion in Ha Tinh, Vietnam. We believe this vertically-integrated manufacturing set-up provides us with multiple cost-saving levers due to increased control over sourcing, re-design flexibility, improved production planning and quality control. A subsidiary of VinEG has pledged its manufacturing facility in Ha Tinh as collateral to secure certain loans for us and one of our affiliates. The supplier park and strategic supply chain have been beneficial to us in navigating and mitigating supply chain issues in the automobile industry in recent months. We believe we have been early and proactive in managing our supply chain and are focused on a diversified approach, particularly in our battery sourcing. We also have a dual-design approach to chip integration, which allows us to achieve the same functionality across vehicles with a variety of chip manufacturers. The flexibility we have built into our vehicles allows for diversification across the supply chain, without reliance on a single supplier for critical vehicle parts.

We believe that we have laid the groundwork to achieve future profitable growth through automation, access to a low-cost labor and talent pool in Vietnam, and the ability to achieve economies of scale through our mass market approach and volume efficiencies with suppliers. Our existing and fully automated manufacturing facilities have the potential to be a significant competitive advantage for us as we roll out new vehicle platforms in the coming years. Relative to other geographies, Vietnam offers a very competitive cost of labor and a technically-skilled labor force, and we believe we have ample experience in automotive production, supplier management and optimizing operating efficiencies to produce greater margin benefits. We believe that targeting the highest-growing segments of the market, with our ability to produce vehicles at scale, will provide clear economies of scale from a supply and production standpoint. Our investments in our operational and manufacturing capabilities have allowed us to create structural levers for growth and give us confidence in our path to profitability.

Overseas Facilities

As part of our continued efforts to strengthen our global supply chain, we have also evaluated the feasibility of CKD or SKD plants in select markets where local tax incentives may be available, an in-depth auto-industry supply chain local market and strategies to lower logistical costs to provide more competitive offerings to our customers. We have identified Indonesia, the most populous country in Southeast Asia, and India, the third largest auto market in the world, according to Nikkei Asia, from among our new market clusters as key potential markets for the potential establishment of manufacturing facilities for our EVs and/or batteries due to the relatively low cost and availability of domestic raw materials. In December 2025, we inaugurated a CKD manufacturing facility in Subang, West Java, Indonesia, with Phase 1 production capacity of approximately 50,000 vehicles per year. Additional investments in the country up to the preliminary investment target would be subject to market conditions and other factors.

In July 2024, VinFast India, our subsidiary, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu. We have set an intended commitment of up to $500 million spanning five years from 2024. In August 2025, we inaugurated this manufacturing facility at the SIPCOT Industrial Park. The plant, equipped with advanced automated production lines and key facilities, is initially focused on assembling the VF 6, VF 7 and Limo Green models and has a designed capacity of 50,000 vehicles per year in phase 1. It houses multiple workshops, including a body shop, paint shop, assembly shop, quality control center, and a logistics hub. An on-site cluster for auxiliary local suppliers is also planned for future expansion.

In 2022, we entered into a series of agreements with North Carolina state and local authorities to build a manufacturing facility spanning across a site measuring approximately 733 hectares in Chatham County, North Carolina. We intend for our North Carolina facility to have the same high level of automation and flexibility as our Hai Phong facility, closely situated supplier-partners and an integrated supplier park and supply chain. We believe this facility will help to diversify our manufacturing footprint in a critical growth market where we plan to expand and enable us to take advantage of available state and local incentives. In July 2023, we broke ground at our manufacturing facility in North Carolina, which marked the commencement of the construction work for phase 1 of the factory. A review of the facility design is ongoing. As of December 31, 2025, our capital expenditures for the development of this manufacturing center were approximately VND7,567.5 billion ($301.2 million) (including capitalized interest). The North Carolina facility is targeted to begin production in 2028.

Please refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for information on how we plan to meet our present cash requirements, including our requirements in respect of working capital, capital expenditures and loan and borrowing obligations.

Technology

A core component of Mr. Pham’s vision when founding VinFast was integrating the concept of “technology for life” into our vehicles. We believe technology should help enable the safest, most driver-friendly experience possible, and we focus relentlessly on improving that. We have endeavored to make owning, driving or riding in a VinFast a seamless experience between home, workspace and everything in between. We achieve this primarily through a unified driving experience built around the driver and enabled through technology. This is exemplified through our driver-friendly central console screen, benefiting from an on-windshield heads-up-display We offer a suite of tech-enabled features that come standard across our produced segments as part of the VinFast experience and will provide additional enhancements to meet our drivers’ preferences for an additional cost. The VinFast technology ecosystem extends beyond the car itself via our companion app, as well as with an online networking experience through the VinFast community of drivers, reflecting the emphasis on Smart Mobility and Connectivity at all levels of the VinFast driving experience.

Building on this foundation of seamless technology integration, we extend our vision with a focus on “connecting intelligence globally.” This approach is a cornerstone of our growth plan, as our R&D and product innovations differentiate the VinFast EV experience on the world stage by offering premium features, such as infotainment, ADAS, and other enhancements expected in a top-end EV ownership experience, all available in our vehicles. Supporting these innovations is our VinFast R&D team, which, as of December 31, 2025, includes nearly 2,500 in-house professionals (including more than 600 software engineers). The team also leverages the expertise of approximately 180 engineers and developers across the related technology companies within the Vingroup ecosystem. Certain of our in‑house affiliate divisions develop proprietary technologies and software integral to our vehicle platforms, including surround‑view camera systems and driver monitoring systems developed by VinAI, which was merged into the VinFast R&D team in 2025, and a native voice assistant developed by VinBigData, which was merged into Vinsmart Future JSC (“Vinsmart Future”), a subsidiary of Vingroup, in 2025.

We also encourage our technical teams and R&D leads to partner with leading global experts to undertake product development projects when doing so is more time and cost efficient than in-house R&D. Notwithstanding multiple partners participating throughout the value chain, the product rollout and IP underlying each individual system is created, managed and/or mastered by our internal team of engineers and technology professionals. We have collaborated with cutting-edge technology companies to leverage our existing core competencies, including collaborations with NVIDIA, BlackBerry, Erae AMS, Quanta Computer Inc., and Vector Informatik GmbH, Autobrains on our ADAS, Aptiv, AVL List GmbH and FEV on certain components of our powertrain and battery, Amazon Alexa for our Virtual Assistant and T-Mobile, Webbing, Appning by FORVIA on our connected car features.

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

The table below summarizes our current design and manufacturing approach across key vehicle components.

Design	In-House Production	IP	
Battery	Proprietary via VinEG	Via VinEG	VinEG-partially-owned	• Proprietary battery cell technology, tested chemistry at VinEG battery institute
Battery Management System (BMS)	VinEG in cooperation with AVL	✓	VinFast-owned	• System transferred to VinEG as white-box, and VinEG can alter as needed
Battery Architecture Pack	Proprietary via VinEG	Via VinEG	VinFast-owned	• Extensively tested to achieve the industrial standard level
E-Motor	VinFast in cooperation with AVL	✓	VinFast-owned	• Co-design with AVL
Inverter	Proprietary	✓	-	• Proprietary design • Typically outsourced by EV makers
Infotainment Hardware	Proprietary	✓	VinFast-owned	• In line with Traditional OEMs and EV makers
Infotainment Software	Proprietary	✓	VinFast-owned	• Android/QNX/Linux/AUTOSAR subsystem • Android/Kanzi HMI framework
Chassis & Body-in-white (BIW)	Proprietary	✓	-	• In line with Traditional OEMs and EV makers
ADAS Hardware	L2+: Outsourced L2++: In cooperation with suppliers	Outsourced	L2+: Supplier-owned L2++ VinFast shared with suppliers	• In line with Traditional OEMs and EV makers
ADAS Software	L2+: Outsourced L2++: In cooperation with suppliers	Outsourced	L2+: Supplier-owned L2++ VinFast shared with suppliers	• Typically outsourced by EV makers
Interior / Seats	Proprietary	✓ (Partially)	-	• In line with Traditional OEMs and EV makers
Exterior	Proprietary	✓ (Partially)	-	• In line with Traditional OEMs and EV makers
Powertrain / Thermal	Proprietary	-	-	• In line with Traditional OEMs and EV makers

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

Key targeted features of our infotainment system include:

●	Personal Voice Assistant — Natural language conversation in the driver’s native language with integration from our technology partners, Vinsmart Future (ViVi for Vietnam and Asia) and Amazon (Alexa for North America and Europe), and the ability to speak multiple languages, starting with those of our key global rollout markets.
●	AI and Machine Learning — Our voice assistance feature (ViVi 3.0) uses Gen-AI technology to enhance its knowledge base and learn from user interactions to improve responses and recommendations over time.
●	Mobile Office — Calendar and to-do-list management.
●	Seamless Connectivity — Embedded SIM for built-in, always-on cellular data, enabling features like remote diagnostics, OTA updates, and in-car Wi-Fi hotspots.
●	Remote monitor and control —Users can control and monitor their vehicles remotely from their phones (for example: lock/unlock door, turn on air condition, track location, receive intrusion alert, etc.) at any time with VinFast Companion App to enhance convenience and peace of mind.
●	Firmware Over-The-Air (“FOTA”) — Updates software over the air providing feature enhancement and performance improvement throughout the vehicle lifecycle.
●	Software Over-The-Air (“SOTA”) — Provides additional smart features through subscription-based system
●	VF Connect Store — The in-vehicle app store that lets users install applications directly on the head unit for personalized experience.

The VinFast Infotainment and Connected Driver systems is capable of learning and understanding the driver’s preferences to optimize their driving experience. We place significant focus on cybersecurity in order to securely protect our drivers’ personal data.

In the future, we expect to be able to offer a variety of standard features within our infotainment system, as well as an expanding portfolio of value-added services and features that will enable ancillary revenue streams via subscriptions or on-demand features, such as in-app purchase and premium applications.

Safety and ADAS

Safety is the most important pillar of our investment in technology. We want VinFast drivers to experience the safest possible mobility environment. The integrated heads-up display replaces the traditional driver console to keep drivers always informed without distracting their eyesight from the road. Consistent with the ADAS Level 2 (“L2”) designation, the system is able to provide lane centering, lane keep assistance, audible lane departure warnings, visual blind spot detection, as well as features such as emergency Lane keep aids and autonomous emergency braking.

We design and develop our ADAS and Autonomous Driving software with a primary focus on safety and an equivalent emphasis on providing the latest advancements in autonomy. Most of the vehicles that we have currently launched or plan to launch are offered or planned to be offered with L2 technology, including Active Safety and Highway Assist+ capabilities. This includes autonomous emergency braking and lane change assist. Our driver facial recognition technology assists with driver-alertness safety features and automatic emergency calls when equipped. Our in-house team focuses on providing quality control and helping to co-develop unique features.

Autonomous Driving (ADAS Level 2+ (“L2+”) and above) promises to revolutionize the user experience in vehicles, improving the smart services offering while ensuring safety. We plan to introduce Level 2+ Navigation on Autopilot, Smart Parking (Summon, Reversing Assistant) as an optional feature for our vehicles, which will allow customers to take their hands, eyes and mind off the road, under certain circumstances.

As part of our longer-term technology roadmap, we plan to progress from L2+ and Level 2++ (“L2++”) toward Level 4 (“L4”) autonomous driving capabilities. We intend to expand robocar trials to major cities and selected international markets. We view L4 as a strategic optionality, while remaining disciplined on capital deployment in the near term. VinFast is pursuing a capital-efficient approach through an in-house ADAS research institute while working with select external partners for L4. We are collaborating with Tensor, a pioneering AI company developing personally owned L4 autonomous robocars, as the manufacturing and industrialization partner for Tensor’s robocar program. Fully functional prototypes for the program have already been tested by Tensor in multiple regions. The program is currently in the pre-production phase and is being advanced toward commercialization. We also explore potential robotaxi development opportunities with selected technology and mobility companies.

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

E/E Architecture

We have built a modern take on traditional E/E architecture to support our initial global vehicle rollout, allowing swift time-to-market with our E/E design that leverages global peers and is integrated across each of our current models. This approach allows us to scale back electronic control units as necessary in order to meet our desired cost level in bill of materials. We have implemented a centralized E/E 2.0 architecture as a common platform across all vehicle lines from the B-segment and above starting in 2025, which features a high-performance computer and a modular, upgradeable, and flexible zonal controller system. Limo Green and VF MPV 7 are the first EV models to have adopted this architecture, and additional models, including the new VF 6 and VF 7, are expected to follow in the second half of 2026.

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

Our companion app is at the center of our service offering, leveraging our cloud-based digital ecosystem to create a simple and comprehensive interface for drivers, supporting service requests, providing access to remote safety or control features of their vehicles, offering location and availability data for charging networks and enabling payment for charging services across our partner networks. The companion app is designed and targeted to provide end-to-end digital features, defined by six key feature categories, including vehicle controls, charging, navigation, invisible service (e.g., booking service appointments, roadside assistance and firmware for OTA updates), smart vehicle functions (e.g., valet mode) and smart ownership functions (e.g., managing driver profiles, payments for charging services and paid-OTA updates). Our companion app and in-vehicle navigation system are integrated with a variety of charging networks worldwide. We leverage both industry standard application programming interface (“API”) known as OCPI and custom API/IT solutions to connect our customers to the relevant services needed to fully utilize their VinFast vehicles. This will enable our customers to locate the nearest charging stations, authenticate charging transactions, set charge levels, make payments, check the charging status of their vehicles and obtain transaction history. Our partnerships are structured through tailored agreements.

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

We have tailored our offering to what we expect customers are looking for in a vehicle ownership experience. We believe our most important VinFast offering to customers is the charging solution, addressed by our VinFast Power Solutions program. Our warranty of up to 10 years / 125,000 miles has also proven to be a differentiator, as it was our highest rated after-sales policy.

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

To affirm our dedication to our brand value, we have also offered residual value programs (“RVG”) for select markets and select EV models. For example, in June and September 2024, we launched an RVG program called the “Privilege Policy”, which applied exclusively to customers buying the VF 8 and VF 9 models in Vietnam before May 1, 2025. Under this program, we had the option to repurchase VinFast EVs from customers at any time between a predetermined period, upon the customer’s request. Purchases under this program would be made at prices that are predetermined based on the residual value of the EV, directly by us or though arrangements with third parties. The residual value would be a percentage of the original price based on the vehicle model (subject to adjustment of certain promotional programs) and the years of usage. Alternatively, under this program, we may also compensate for the difference if the customer decides to sell their VinFast vehicle to other third parties at a lower price. In 2025 and February 2026, we also launched similar RVG programs for Indonesia, the Philippines and India, applicable for all models available in these markets and effective until December 31, 2026.

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

In Vietnam, we have the distinct advantage of being an early mover in establishing an extensive charging infrastructure. Since October 2022, our charging network covers all cities and provinces in Vietnam and includes various types of charging stations (DCFC from 20kW to 150kW power outputs, and Level 2 AC up to 22kW), together with home and portable chargers (AC chargers up to 11kW) offered to customers for additional charging convenience. In March 2024, V-Green, which is controlled by Mr. Pham as its majority shareholder, was formed with the objective of developing EV charging stations across Asia Pacific and the Middle East. In September 2024, our subsidiary, VinFast Commercial and Services Trading, entered into a business cooperation contract with V-Green, pursuant to which V-Green will operate the VinFast charging station system. Since 2025, V-Green has deployed battery swapping cabinets for e-scooters to expand charging accessibility and reduce downtime for customers. As of December 31, 2025, via the V-Green network, our companion app facilitates customers’ access to over 120,000 charging points for EVs and e-scooters, as well as more than 5,500 swapping cabinets for e-scooters.

In other Asian markets that we are targeting, where charging infrastructure remains underdeveloped, including Indonesia, the Philippines, and India, V‑Green plans to establish an exclusive charging network for VinFast’s customers, replicating the model implemented in Vietnam. As of December 31, 2025, V‑Green has integrated nearly 2,000 charging points in Indonesia and over 230 charging points in the Philippines into its charging network, and is in the process of developing its first charging points in India.

In North America, our companion app provides access to more than 210,000 charge points. In Europe, via Plugsurfing, our companion app provides access to more than 1,200,000 charge points. This means our customers have single-interface seamless access for charging station location, authentication, and payments at a broad network of public access charging stations and points in North America and Europe, providing convenience, consistency, and reliability. We expect our total number of available services to grow consistently as we partner with new charging services and operators, and our current partners invest in their own network growth.

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

Key Markets

We began selling our electric SUVs in certain key global markets in 2023. Our target international markets are selected markets in Asia and the Middle East, including India, Indonesia, the Philippines, United Arab Emirates and Oman, the U.S. and Canada in North America, France, Germany and the Netherlands in Europe. We will also continue to target our existing market in Vietnam. We see these geographies as important to our strategy, with significant momentum and positive forces driving the switch to EVs across vehicle segments. The table below shows our total revenue per key market for each of the last three fiscal years:

	For the year ended December 31,
	2023	2024	2025
	VND billion	VND billion	VND billion	USD million
Vietnam	27,147.0	37,405.8	80,380.8	3,199.7
Pacific – Asia	—	1,839.7	6,821.7	271.6
United States	159.2	2,728.4	1,581.3	62.9
Canada	577.7	1,906.1	1,065.3	42.4
Europe	—	139.0	329.5	13.1
Total	27,883.8	44,019.0	90,178.6	3,589.8

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

We utilize third-party dealers in order to broaden our distribution model to reach a greater number of potential customers. As our distribution network has expanded, the majority of our showrooms are operated by third-party dealers, and most of our vehicle sales are generated through dealer-operated channels.

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

In addition, we collaborate with a broad range of leading partners across various technology domains that support our product development and innovation efforts. For further information on these collaborations, see “Item 4. Information on the Company ⸺ B. Business Overview ⸺ Technology.”

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

We seek to periodically validate our progress in honoring our ESG commitment and to identify areas for improvement. In December 2024, we were honored in the highest category of the Human Act Prize 2024, the Community Action Award, which recognizes meaningful contributions to sustainable community development. In 2025, we were further recognized as one of the Top 10 Outstanding Comprehensive ESG Implementing Businesses at the Vietnam ESG Awards 2025, underscoring our continued focus on integrated ESG execution.

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

Social

Commitment to Society

Our slogan “Boundless Together” affirms our desire to partner with communities in driving the EV revolution. A core pillar of our mission and vision is improving the communities in which we operate. From the planning phase of our development, we sought to align our efforts with international best practice social performance standards. We have also adopted lessons learned from Vingroup’s experience of corporate social responsibility efforts to drive positive social impact. VinFast supports local communities by providing medical support to local health authorities, prioritizing local residents in recruiting and supporting the conservation of local cultural sites. Our social management system sets the foundation for our ambition to further our social and charitable efforts. In 2025, we supported local communities in Vietnam through initiatives to promote access to electric mobility, employee-led social programs such as blood donation campaigns, and targeted customer support measures for individuals affected by severe flooding in certain regions.

Commitment to Data Privacy

Given the amount of personal data and information integrated into our VinFast Infotainment and Connected Driver systems, we place a considerable level of focus on cybersecurity in order to seek to securely protect our drivers’ personal data. All data is being stored in our cloud-based secure warehouse, and all payments are facilitated through secure digital payment systems that do not require sharing traditional credit card details with our platform.

Product Safety

As our name suggests (“Vietnam — Style — Safety — Creativity — Pioneer” in Vietnamese), safety for drivers and pedestrians is of utmost importance to VinFast. We have implemented facial recognition features that enable our system to learn the driver’s behavior and detect driver drowsiness, as well as automatic emergency call functions. Our models are designed to meet high safety standards, leveraging our technology and the partnerships we have developed. In 2020, our unwavering commitment to the highest class of safety ratings was applauded by industry experts who presented us with the “Excellent Award for New Manufacturer Safety Commitment.” By embracing innovation and accelerating the advancement of technology, we are committed to pushing the boundaries of the customer experience while helping to inspire a safer tomorrow.

Commitment to our Employees

“Boundless Together” is a mindset, attitude and way of living. Respect for our employees is a key pillar of this mindset and stems from Vingroup’s historical track record of outstanding human resource policies. In 2024 and 2025, Vingroup was honored as one of the 10 “Best places to work in Vietnam”, in which, we ranked first in Engineering/ Machinery / Mechanicals sector.

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

We have a Supplier Code of Conduct which provides a framework for suppliers in regard to their responsible business conduct and set out steps to help mitigate any adverse effects on human rights, labor rights, environmental protection and anti-corruption practices. As of January 2026, 82.0% of our direct suppliers reported adoption of international environmental management standards, such as ISO 14001, as part of their environmental management systems, based on responses to a supplier survey conducted by us, excluding suppliers that did not respond or whose activities are limited to trading rather than manufacturing. VinFast, as part of its ongoing approach to ESG matters, will continue to consider emerging and relevant issues for incorporation into its Supplier Code of Conduct and that are particularly relevant to our relationships with its suppliers.

Governance

The governance structure established by VinFast is based on the principles of transparency and accountability and provides for continuous improvement. Our Board consists of seven directors, including two who qualify as independent within the requirements of Rule 10A 3 under the Exchange Act and the rules of Nasdaq.

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

We are committed to minimizing the environmental impact of our operations and enhancing the efficiency of our operations and upholding strong governance and ethical standards in conducting our activities and throughout our value chain. The audit committee of our Board oversees ESG matters pursuant to its charter. Corporate governance is overseen by our Board. Three out of seven members of our Board identify as women, reflecting our commitment to promoting gender diversity.

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

Pursuant to the intercompany IP license agreement with Vingroup, Vingroup has granted us a perpetual, non-exclusive, sub-licensable, royalty-bearing license to exercise various trademarks that we use in our business. Such trademarks include our trade name, our logo, our EV names, such as VINFAST VF e34, VINFAST VF 3, VINFAST VF 5, VINFAST VF 6, VINFAST VF 7, VINFAST VF 8 and VINFAST VF 9, and our e-scooter names, such as Klara, Theon and Feliz. See “Related Party Transactions — Transactions with Affiliates — IT, IP Licensing and R&D Agreements.” Vingroup has registered our tradename, logo and V line design worldwide, while our EV and e-scooter names have been registered in our target markets. The validity period of each trademark registration varies based on the regulations of the country in which it is registered and generally ranges from 10 to 20 years. Such trademark registrations are renewable on an ongoing basis during the relevant validity period.

We and Vingroup have submitted and registered our industrial designs for various car models in our key markets, including the U.S., Europe, India and Southeast Asia. Our VF 3, VF 5, VF 6, VF 7, VF 8 and VF Wild industrial design are submitted and registered under us, whereas our VF e34 and VF 9 industrial designs are submitted and registered under Vingroup. The validity period of each registration certificate varies based on the regulations of the country in which it is registered but is typically five years and may be renewed for additional five-year periods, up to a maximum of 15 to 25 years.

We collaborate with third‑party technology and engineering partners through a portfolio of service, development, technology transfer and license agreements entered into in the ordinary course of our product development activities. These arrangements support the design, development and localization of vehicle platforms, components and systems across multiple vehicle models and markets. Under these agreements, we typically acquire sole ownership or, in certain cases, joint ownership of the resulting intellectual property, including inventions, designs, specifications, know‑how and related documentation. Where software is developed as part of these arrangements, we generally receive perpetual rights to use such software in connection with our vehicles and operations.

In addition, we have entered into a number of technology transfer and licensing agreements with experienced industry partners to access proprietary technologies, trade secrets and know‑how required for the manufacture and commercialization of certain vehicle platforms and components (“Licensed Technology”). These licenses are generally perpetual, non‑exclusive and non‑transferable, and are used in connection with specific vehicle models or platforms.

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

Insurance

We have liability insurance coverage for our products and business operations. We maintain commercial general liability, commercial automobile liability, product liability, excess liability, workers’ compensation, employment practices liability and directors’ and officers’ insurance policies as well as a plan to cover all mandatory insurance policies. Pursuant to applicable regulatory requirements, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for all our employees in Vietnam and international markets. We also purchase additional commercial health insurance to increase the insurance coverage of our employees. We do not maintain business interruption insurance or key-person insurance. We believe that our insurance coverage is in line with industry standards and are adequate to cover our key assets, facilities and liabilities.

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

Vietnam

Environment, Social and Compliance

Our manufacturing operations in Vietnam are subject to Vietnamese environmental regulations under the Law on Environmental Protection (effective January 1, 2022) and related implementing regulations, including those related to environmental impact assessments, permitting, waste management, monitoring and reporting, product lifecycle management, greenhouse gas (“GHG”) emission reduction (as clarified in the section below on Emissions) and ozone layer protection. We have implemented measures to comply with these regulations and continue to monitor regulatory developments.

Our vehicles must meet applicable technical and environmental standards, including emission requirements equivalent to Euro 5 (Level 5) for newly manufactured vehicles (as detailed in the section below on Emissions) as certified by the Vietnam Register. As an EV manufacturer producing zero tailpipe emissions, we are generally aligned with current standards. However, evolving emission regulations or the potential future expansion of the pilot emissions trading system, which is currently focused on power, steel, and cement sectors, could introduce regulatory uncertainty.

Under the extended producer responsibility framework, manufacturers of vehicles are subject to recycling obligations for batteries, accumulators and tires, effective from January 1, 2024. We have since been in compliance with such requirements. Similar recycling obligations for vehicles will come into effect on January 1, 2027, with options to self-organize recycling or make financial contributions to the Vietnam Environmental Protection Fund.

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

In 2025, the Prime Minister of Viet Nam issued Decision No. 43/2025/QD-TTg establishing a roadmap for the application of national technical regulations on exhaust emissions for automobiles in operation. The Decision introduces emission levels from Level 1 to Level 5, to be applied based on the vehicle’s year of manufacture, with stricter requirements in major urban areas such as Hanoi and Ho Chi Minh City. Decision No. 43/2025/QD-TTg takes effect from March 1, 2026 and provides the legal framework for the progressive tightening of emission standards for in-use automobiles in Viet Nam. In respect of emission regulations for electric cars, the Vietnam Register has implemented updates to the national technical regulations on quality, technical safety and environmental protection for automobiles, which serve as a basis for the inspection, assessment and certification of vehicle quality. For example, a regulation on electric energy consumption testing for EVs came into effect on January 1, 2025, in accordance with Section II of QCVN 09:2024/BGTVT (the National Technical Regulation on Safety and Environmental Protection for Automobiles) and TCVN 7792:2015 (the National Standard on Road Vehicles - The Emission of Carbon Dioxide (CO2) and Fuel Consumption of Passenger Cars Powered by an Internal Combustion Engine - Requirements and Test Methods in Type Approval).

In addition, the Vietnamese government also adopted regulations on GHG emission reduction and adaptation measures to cope with climate change. Under Decree No. 06/2022/ND-CP of the Government on GHG emission reduction and Ozone layer protection, which came into effect on January 07, 2022 (“Decree 06/2022”) and Decree 119/2025/ND-CP of the Government (effective from August 1, 2025) amending and supplementing Decree 06/2022, GHG-emitting facilities, including our manufacturing facilities, which reach statutory GHG emission thresholds shall conduct an inventory of its GHG emissions and report it to the relevant competent authorities. According to Decree 06/2022 (as amended), such facilities are required to provide activity data and conduct periodic GHG inventories and reporting in accordance with the statutory timeline. From 2026 to 2030, GHG-emitting facilities must develop and implement a GHG emission reduction plan according to the allocated GHG emission quota. The exchange, purchase and sale of emission quotas and carbon credits on the domestic carbon market are permitted. Additionally, under Decision No. 232/QD-TTg (2025), Vietnam has initiated a project to establish and develop a domestic carbon market, with pilot domestic carbon trading platforms set to launch in June 2025 and full implementation targeted for 2029. As an electric vehicle manufacturer devoted exclusively to producing zero-emission vehicles, we will benefit from these regulations and will be able to sell our carbon credits to other manufacturers in the domestic carbon market.

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

Registration Fee

Customers buying vehicles in Vietnam must pay a registration fee to the tax authority before they may register ownership of and utilize the vehicle. According to Decree No. 10/2022/ND-CP dated January 15, 2022 (which took effect on March 1, 2022), new battery-powered electric vehicles are subject to a first-time registration fee of 0% for 3 years, starting from March 1, 2022. In the following two years (March 2025 to March 2027), the applicable registration fee will be 50% of that of petrol and diesel cars with the same number of seats. In March 2025, the Vietnamese government extended the registration fee exemption for battery-powered electric vehicles until February 28, 2027 under Decree No. 51/2025/ND-CP dated March 1, 2025. This strategic move aims to encourage consumers to adopt electric vehicles, thereby reducing carbon emissions and promoting a cleaner environment. The first-time registration fee rate on ICE vehicles is between 10% to 15%, subject to the discretion of the provincial/ municipal People’s Council. Used electric vehicles which are being registered for the second time under a new owner’s name will be subject to a registration fee of 2%, similar to the rate applicable to ICE vehicles.

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

After December 31, 2025, PDPD will be entirely replaced by the Law on Personal Data Protection No. 91/2025/QH15 dated June 26, 2025 and its Decree No. 356/2025/ND-CP dated December 31, 2025 on elaborating on certain articles and implementation measures of Law on Personal Data Protection, which takes effect from January 1, 2026.

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

To accelerate the growth of EVs manufacturing, the Government of Indonesia provides leniency to companies in the EV industry to procure the import of CBU EVs of a certain number of vehicles by considering the company’s capability to realize the development of EVs, investment and/or increment of EV production until the end of 2025. A company is eligible for this leniency if such company will establish a manufacturing facility in the territory of Indonesia, has realized the investment of manufacturing facility in Indonesia to introduce new products, and/or will increase production capacity to introduce new products in Indonesia. For the manufacturing of EV components, pursuant to Article 11 of the Presidential Regulation No. 55 of 2019 dated August 12, 2019 on the Acceleration of Battery-Based Electric Motor Vehicle Program as amended by the Presidential Regulation No. 79 of 2023 dated December 8, 2023, the Government of Indonesia allows procurement on the imports of incompletely knock down and/or CKD components if the companies that engage in the manufacturing of EV components have not been able to produce main components or supporting components of EVs.

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

The Government of Indonesia provides fiscal incentives for certain four-wheeled CBU EVs and e-busses which includes: (i) subsidizing Value Added Tax (“VAT”), (ii) imposing 0% import duty tariff, and/or (iii) subsidizing VAT on Luxury Goods. For each of the abovementioned fiscal incentive, the Government of Indonesia sets forth the specific requirements as follows:

(i)The Government of Indonesia subsidizes the VAT for the delivery of certain four-wheeled EVs (defined as vehicles designed for transporting people) and/or certain electric buses (defined as vehicles designed to transport ten or more persons, including the driver, with more than four wheels). Pursuant to Article 3 of Minister of Finance (the “MOF”) Regulation No. 8 of 2024 on VAT on the Delivery of Certain Four-Wheeled Battery-Based Electric Motor Vehicles and Certain Bus Battery-Based Electric Motor Vehicles Borne by the Government in the Fiscal Year 2024 and Regulation No. 12 of 2025 regarding VAT on the Delivery of Certain Four-Wheeled Battery-Based Electric Motor Vehicles and Certain Bus Battery-Based Electric Motor Vehicles Borne by the Government in the Fiscal Year 2025 (“MOF Regulation 2024/2025”), to qualify for this incentive, the EV must meet the following criteria: (i) a minimum of 40% Domestic Component Level for four-wheeled EVs and e-buses, and (ii) a minimum of 20% and up to less than 40% Domestic Component Level for e-busses. In addition, pursuant to Article 6 of MOF Regulation 2024/2025, companies selling and delivering these EVs must prepare a tax invoice and a realization report of the VAT covered by the Government of Indonesia and report these documents to the Minister of Finance of the Republic of Indonesia.
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

(iii)The Government of Indonesia subsidizes the VAT on Luxury Goods for (i) the import of four-wheeled CBU EVs, and (ii) CKD EVs produced by EV manufacturing companies. This incentive is available to EV manufacturing companies that commit to establishing an EV manufacturing facility in Indonesia. Pursuant to Article 4 and 5 of MOF Regulation No. 135 of 2024 on Sales Tax On Luxury Goods On Import and/or Delivery of Taxable Goods Classified As Luxury in the Form of Four-Wheeled Battery-Based Electric Motor Vehicles Borne by the Government in Fiscal Year 2025, to obtain this incentive, EV manufacturing companies must prepare: (i) a goods import notification document for CBU EVs or a tax invoice for CKD EVs; and (ii) a realization report of the VAT on Luxury Goods covered by the Government of Indonesia, which must then be submitted to the Minister of Finance of the Republic of Indonesia.

To obtain the VAT on Luxury Goods subsidies from the Government of Indonesia, an EV manufacturing company must obtain approval letter on the utilization of incentives by submitting application through the OSS system, as stipulated under Articles 3 — 6 of BKPM No. 6 of 2023 on the Guidelines And Procedures For Granting Of Incentives For Importing and/or Delivering Four-Wheeled Battery-Based Electric Motorized Vehicles to Accelerate Investments. As one of the requirements, the company should provide a commitment letter, stating that the company is committed to commercially produce four wheeled EVs in Indonesia. To guarantee the fulfillment of this commitment, the company is required to provide bank guarantee addressed to BKPM. If the company fails to fulfill the commitment, BKPM will then have the right to cash out the bank guarantee. The application to obtain incentives from the Government of Indonesia can be applied by EV industry companies to the Government of Indonesia expired on March 1, 2025.

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

Philippines

Licensing and Permitting

In the Philippines, the sale and distribution of motor vehicles are regulated by national laws and implemented through various government agencies, primarily the Securities and Exchange Commission, Department of Trade and Industry (“DTI”), Land Transportation Office (“LTO”) under the Department of Transportation (“DOTr”), Department of Energy (“DOE”), Department of Environment and Natural Resources (“DENR”), and relevant local government units (“LGUs”).

VinFast Auto Philippines Corp. (“VFPH”) imports and distributes VinFast motor vehicles on a wholesale basis in the Philippine territory through its authorized dealerships. VFPH does not perform retail activities. VFPH enters into dealer sales and service agreements with dealerships, which are responsible for establishing and operating showrooms as agreed with VFPH.

VFPH registers and maintains all necessary corporate licenses and permits for its operations. Dealerships must secure separate licenses for each dealership location. Salespersons are considered employees of the dealership, not VFPH. All parties must comply with applicable labor laws and internal company policies.

For road use, all vehicles sold in the Philippines must be registered with the LTO. The manufacturer or importer must ensure compliance with vehicle type approval, roadworthiness, and safety standards, including registration under the DOE’s Vehicle Fuel Economy Label Program (“VFELP”).

Under VFELP, manufacturers or importers must register their vehicle models and thereafter, obtain the corresponding Fuel Economy Label and Fuel Economy Stickers, which must be affixed on all units prior to sale. The Fuel Economy Label provides consumers with standardized, easily understandable information on the vehicle’s fuel performance, including:

●	Fuel consumption in liters per 100 kilometers (L/100 km) or kilometers per liter (km/L);
●	CO₂ emissions per kilometer, where applicable; and
●	Initial Production Year, Vehicle Make, Model, Vehicle Type and Fuel Type.

The purpose of the Fuel Economy Label is to inform consumers about the expected energy efficiency and environmental performance of the vehicle, allowing for more sustainable and cost-effective purchase decisions. It also helps ensure compliance with national energy efficiency and environmental targets, supporting policies on greenhouse gas reduction and promotion of low-emission vehicles. Manufacturers and importers are responsible for ensuring the accuracy of the information displayed on the label.

Data Privacy

The collection, processing, storage, use, and disclosure of personal data in the Philippines are regulated under Republic Act No. 10173, or the Data Privacy Act of 2012, and its Implementing Rules and Regulations, enforced by the National Privacy Commission (“NPC”).

Companies processing personal data must adhere to principles of transparency, legitimate purpose, and proportionality; adopt appropriate organizational, physical, and technical safeguards; and respect data subject rights, including the rights to be informed, access, correct, and erase personal information. Covered entities must designate a data protection officer and, where applicable, register their data processing systems with the NPC.

In the event of a personal data breach that poses a real risk of serious harm to individuals, entities must notify both the NPC and affected individuals within prescribed timeframes. Failure to comply may result in administrative, civil, and criminal liabilities, including fines and imprisonment. Corporate officers and responsible persons may also be held personally liable.

Distribution and Retail

The sale of motor vehicles in the Philippines is primarily governed by Republic Act No. 7394 also known as the “The Consumer Act of the Philippines”, which regulates consumer sales, warranties, product quality and safety, and prohibits deceptive, unfair, or unconscionable sales practices. Authorized dealers are required to provide clear and accurate information regarding vehicle specifications, pricing, warranty coverage and after-sales services. VFPH, as importer and distributor, supports compliance through standardized product information and warranty policies, while retail sales are conducted by independent authorized dealers.

The sale of brand-new vehicles is also subject to Republic Act No. 10642 also known as “The Philippine Lemon Law”. Under this law, consumers may access statutory remedies if a vehicle exhibits a defect or nonconformity that substantially impairs its use, value, or safety and persists after a reasonable number of repair attempts. A “reasonable number” is generally presumed when the same defect has undergone at least four repair attempts. If a vehicle is ultimately determined to be a “lemon,” the consumer may be entitled to a replacement or refund, subject to deductibles and compliance with statutory procedures.

Distributors and dealers must also comply with Republic Act No. 10667, also known as “The Philippine Competition Act”, which prohibits anti-competitive agreements, abuse of dominant position, and other restrictive trade practices, including unlawful resale price maintenance.

Motor vehicle financing is governed by applicable laws on lending and consumer credit. VFPH does not engage in financing or credit activities; any financing offered in connection with vehicle purchase is arranged by independent banks, licensed financing companies, or authorized dealers acting in their own capacity.

Charging Stations

The installation and operation of EV charging stations in the Philippines are governed by Republic Act No. 11697 also known as the Electric Vehicle Industry Development Act (“EVIDA”), its Implementing Rules and Regulations (“IRR”), and related issuances from the DOE and the Energy Regulatory Commission. EVIDA provides the legal framework for EV infrastructure development, including the registration and operation of public and private charging stations.

EV charging stations must comply with applicable electrical, safety, and building codes, including the Philippine Electrical Code, Philippine Building Code (PD 1096), and Occupational Safety and Health Standards (DOLE-OSH). Operators are required to secure applicable LGU permits, including business licenses, zoning clearances, and occupancy permits. Installation, maintenance, and repair must be performed by licensed electrical engineers or master electricians in accordance with DOE or ERC guidelines.

At present, there are no specific national regulations mandating maintenance or inspection requirements for EV charging stations beyond general safety, electrical, and contractual obligations. Operators are encouraged to adopt industry best practices and manufacturer‑recommended maintenance protocols to ensure reliability, safety, and consumer confidence.

Environmental Compliance

Motor vehicle emissions and environmental compliance are regulated under Republic Act No. 8749 also known as “The Philippine Clean Air Act of 1999” and its IRR. Imported and locally sold vehicles must comply with emission standards prior to registration with the LTO. Manufacturers and importers of internal combustion engine vehicles are ordinarily required to secure a Certificate of Conformity (“COC”) from the DENR – Environmental Management Bureau.

Purely electric vehicles (otherwise known as battery electric vehicles or “BEVs”) are exempt from the COC requirement, as they produce no tailpipe emissions covered by the Clean Air Act, and are treated accordingly under applicable DENR/DOE/BIR guidance. The DOE Electric Vehicle Recognition List serves as the official reference for vehicle classification and entitlement to tax exemptions for BEVs, PHEVs, and HEVs. Non‑compliance with environmental requirements for other vehicle types may result in administrative penalties, suspension of sales, or denial of LTO registration.

The Philippines has adopted policies to encourage the reduction of greenhouse gas emissions and the adoption of cleaner energy technologies, consistent with national environmental targets and international commitments.

Incentives for Electric Vehicles

Under the EVIDA, EVs are entitled to fiscal and non‑fiscal incentives to promote adoption and infrastructure investment.

Tax Incentives

Eligible EVs may qualify for exemptions or reduced rates on duties, excise taxes, registration fees, and inspection fees, subject to documentary and classification requirements under relevant laws.

Non‑Fiscal Incentives

EVIDA provides several non‑fiscal incentives available for eight years from the law’s effectivity, including the following:

●	For EV users:
o	Priority registration and renewal of registration, and issuance of special type of vehicle plate by the LTO;
o	Exemption from the mandatory unified vehicle volume reduction program, number-coding scheme, or other similar schemes implemented by Metropolitan Manila Development Authority, other similar agencies, and LGUs;
o	Expeditious processing by the LTFRB of applications for franchise to operate, including renewals of such franchise, for public utility vehicle (PUV) operators that are exclusively utilizing EVs; and
o	Access to Technical Education and Skills Development Authority (“TESDA”) training programs on EV assembly, use, maintenance and repair for their personel.
●	For EV manufacturers and importers, the expeditious processing by the Bureau of Customs (“BOC”) on the importation of parts and components for the manufacturer and assembly of EVs; and
●	For EV manufacturers, the government shall allow expert foreign nationals to be employed under a form of technology transfer agreement, subject to the guidelines that shall be issued by the Department of Labor and Employment (“DOLE”), the Professional Regulatory Commission (“PRC”), and the DTI.

These incentives are intended to encourage EV adoption, charging infrastructure investment, and supply chain development. Additional incentives may also be available under the Strategic Investment Priority Plan or other investment and tax incentive frameworks, subject to qualification and approval.

Local Incentives

LGUs may adopt ordinances providing benefits to EV users and charging station operators, such as discounted or waived parking fees, local tax incentives, and priority access to urban services, provided such incentives are consistent with national policy objectives under EVIDA and other applicable laws.

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

*including early bird incentive; ˄policy yet to be approved; #only for first 1,000 buyers.

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

Data Privacy

India’s national privacy law, Digital Personal Data Protection Act (“DPDP”), was gazetted in 2023. Compliance with sector-specific federal privacy laws is also required. Adherence to privacy laws need to be observed when conducting marketing and advertising activities. It’s important to note that the regulatory landscape for data privacy in India is subject to changes, therefore businesses should regularly check for updates and seek legal advice to ensure compliance with the latest requirements.

On November 13, 2025, the DPDP Rules, 2025, were notified by the Ministry of Electronics and Information Technology. These rules provide the operational framework for the DPDP Act, 2023, turning its high-level principles into actionable compliance requirements. The DPDP Rules, 2025 sets out transition period for compliance preparation and is expected to be fully enforced in 2027.

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

Under the California and Section 177 States credit program, foreign and domestic vehicle manufacturers may also receive GHG credits for meeting more stringent GHG emissions standards for their vehicles sold and distributed in California or a Section 177 State. Manufacturers with excess California and Section 177 States credits may sell them to other manufacturers for a profit through private negotiations. Federal emissions policy is subject to change, including potential challenges to California’s waiver authority, which could affect the Section 177 State framework and related credit programs. State GHG emissions credits retain their value for up to five model years going forward, and may be used to cover a credit deficit or non-compliance up to five years prior.

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

Incentives

The IRA provides tax credits in connection with the purchase of certain EVs through 2032, provided that the EV satisfies various requirements relating to its manufacturing and assembly process, including that the vehicle undergoes final assembly in North America. Our EVs are currently manufactured in Vietnam and therefore do not meet the final assembly requirement for these tax credits. There can be no assurance that our EVs will be eligible for these credits in the future. We are currently constructing a manufacturing facility in North Carolina, which we expect to begin production in 2028, and eligibility for IRA tax credits will depend on, among other things, the completion of that facility and our ability to satisfy all applicable requirements at the time of production. The One Big Beautiful Bill Act (P.L. 119-21) (the “OBBBA”), signed into law on July 4, 2025, terminated the Section 30D New Clean Vehicle Credit, the Section 25E Used Clean Vehicle Credit, and the Section 45W Qualified Commercial Clean Vehicle Credit for vehicles acquired after September 30, 2025, and terminated the Section 30C Alternative Fuel Infrastructure Tax Credit for property placed in service after June 30, 2026. As a result, purchasers of EVs in the U.S., including purchasers of VinFast vehicles, are no longer entitled to these federal tax credits. The OBBBA also rescinds certain unobligated IRA funding for greenhouse gas reduction programs. The elimination of these incentives may reduce consumer demand for EVs generally.

For example, in California, rebates are available at the state and county levels for consumers who purchase (or in some cases, lease) qualifying zero emission vehicles, including electric vehicles. Previously, in the state-run Clean Vehicle Rebate Project, qualifying consumers could receive up to $2,000 or more (depending on their household income) for purchasing or leasing a plug-in electric vehicle. This program was phased out at the end of 2023 and replaced with a statewide version of the program called “Clean Cars 4 All.” Clean Cars 4 All is a rebate program meant to assist low-income households with the transition to a zero-emission vehicle. There are strict income and vehicle MSRP requirements to receive a rebate up to $12,000. We have applied to CARB to have the VF 8 listed as an eligible vehicle under this program. Similar state programs exist in other states, such as New York, Maryland, Oregon and Colorado, though there may be some limitations on vehicle price.

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

Charging Stations

The installation and operation of EV charging stations in the U.S. are subject to a patchwork of federal, state, and local requirements that vary significantly by jurisdiction.

At the federal level, the Federal Highway Administration (the “FHWA”) administers the National Electric Vehicle Infrastructure (the “NEVI”) Formula Program, established under the Infrastructure Investment and Jobs Act of 2022, which provides funding to states for the build-out of EV charging infrastructure along designated Alternative Fuel Corridors. To access NEVI funding, charging stations must comply with applicable federal technical standards and guidance, including those issued by the Joint Office of Energy and Transportation, covering connector standards (including CCS and NACS compatibility), minimum charging speeds, network requirements, network reliability requirements and data accessibility. Implementation of the NEVI program has been subject to federal executive review, and there can be no assurance that program funding levels, timelines, or requirements will remain unchanged.

At the state and local level, the installation of EV charging stations is subject to applicable building, electrical, and safety codes, which vary by state and municipality. Installations generally require permits from local authorities, and work must be carried out by licensed electricians in compliance with the National Electrical Code and applicable local codes. Additional zoning and land use approvals may be required depending on the location.

Several states have enacted or are developing regulations specifically governing public EV charging station operation, including requirements relating to uptime, pricing transparency, accessibility, and payment methods. California, through the California Energy Commission and CARB, has developed detailed requirements for publicly funded charging infrastructure, including network connectivity, real-time status reporting, and payment accessibility requirements.

We partner with third-party charge point operators to provide charging access to our customers in the U.S. and do not directly operate a U.S. charging network. As a result, we are not directly subject to the operational requirements applicable to charging station operators in most states, though our partners may be subject to such requirements.

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

State Statutes and Regulations

Because no federal data privacy law exists, states have begun to introduce and enact comprehensive privacy legislation. Among these are the California Consumer Privacy Act (“CCPA”) and California Privacy Rights Act and regulations promulgated by the California Attorney General, as well as regulations promulgated by the California Privacy Protection Agency. The CCPA affords California residents extensive rights regarding their personal data, including access, deletion, and the right to opt-out of the sale or sharing of their personal information. Similar legislation has been passed in Colorado, Connecticut, Delaware, Indiana, Iowa, Maryland, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Tennessee, Texas, Utah, and Virginia. Furthermore, states such as Illinois have introduced laws regulating specific types of personal information, exemplified by the Illinois Biometric Information Privacy Act, which creates specific regulatory requirements related to biometric data.

New Privacy Laws

The landscape of data privacy regulations in the U.S. is in a state of flux, with legislative developments ongoing in numerous states and at the federal level. Discussions regarding a potential unified federal privacy law continue, underscoring the need to stay abreast of updates to, and changes in privacy legislation.

Cybersecurity

The SEC’s cybersecurity disclosure rules require us to disclose material cybersecurity incidents and, on an annual basis, describe our cybersecurity risk management, strategy and governance. We are subject to these requirements.

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

In BC, applications to register as a motor vehicle dealer must also be accompanied by an application for a salesperson license for each of the premises that it operates, as the sale of a motor vehicle to a consumer must be completed through a licensed salesperson. In ON, individuals employed by a motor vehicle dealer to trade or sell motor vehicles must also be registered as a salesperson. In both BC and ON, motor vehicle dealers must maintain a business premise to display motor vehicles and a motor vehicle repair facility, or, in the case of BC, evidence a service contract providing access to motor vehicle repair facilities which are satisfactory to the registrar. In addition, the Ontario Motor Vehicle Industry Council (“OMVIC”) requires all dealers in ON to provide a valid municipal permit allowing the sale/display of vehicles, a premises lease that permits the sale/inventory of vehicles and provides unrestricted access to the premises by the dealer and evidence of compliance with the Compulsory Automobile Insurance Act.

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

Data privacy

The collection, disclosure, use and retention of personal information by companies is regulated in Canada. Companies must ensure they remain transparent, respect individuals’ rights regarding their personal information, obtain appropriate consents and put in place security safeguards before processing personal information of Canadians. A company must designate certain individual(s) that are tasked with ensuring compliance with applicable Canadian privacy laws. Specific requirements may apply depending on the sensitivity of the personal information processed. For instance, in QC, biometric databases must be disclosed to the supervisory authority and the use of biometric data is subject to specific requirements. The federal Personal Information Protection and Electronic Documents Act (“PIPEDA”) regulates the processing of personal information in the private sector. In addition, some provinces, including QC and BC, have enacted their own private-sector privacy laws similar to PIPEDA laws.

Since September 2022, companies in QC have been required to (1) delegate a person in charge of the protection of personal information in the organization and publish their contact information on the organization’s website; and (2) set up a process for mandatory reporting of “Confidential Incidents” whereby the Commission d’accès à l’information du Quebec and individuals affected by incidents involving personal information that present a risk of serious injury will be addressed and notified of such incidents. In September 2023, organizations doing business in QC were required to put in place a privacy compliance program. Notably, transparency obligations related to the processing of personal information were strengthened, the transfer of personal information outside QC is now subject to various conditions and every project involving the processing of personal information is now subject to privacy impact assessments. Breach of this act can result in penalties of up to the greater of CAD25,000,000 or 4% of the Company’s worldwide turnover for the preceding fiscal year. Administrators, directors and representatives of the Company can be held accountable for any offenses under this act and may be subject to penalties of up to CAD100,000.

Under Canadian law, upon the occurrence of a breach of privacy that can create a risk of harm to individuals, companies must disclose details of such incident to the impacted individuals and the applicable supervisory authority, the Privacy Commissioner of Canada, the Privacy Commissioner of Alberta or the Commission d’accès à l’information du Quebec.

Francization Process (QC)

As of June 1, 2025, new obligations were introduced to the Charter of the French Language in Quebec, affecting businesses with between 25 and 49 employees. Covered companies must be registered with the Office québécois de la langue française (the “OQLF”). The initiative is aimed at ensuring that French remains the normal and customary language of work, communication, and business operations in Québec. Once registered and in possession of a certificate of registration, companies must submit a linguistic self-evaluations to assess how well the French language is integrated into their business operations, including internal communications, hiring practices, training, signage, IT systems and external communications. Based on the results of this evaluation, the OQLF may issue a francization certificate or require the implementation of a francization program before certification is granted.

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

In 2023, the province of QC adopted Bill 29, which introduced several amendments to the Consumer Protection Act in QC. Bill 29 aims to protect consumers from planned obsolescence and to promote durability, repairability and maintenance of goods. The new additions to the Consumer Protection Act came into force on October 5, 2023. The Consumer Protection Act introduced (i) “right to repair” legislation, (ii) a new legal warranty of “good working order”, (iii) a ban on the sale and manufacturing of goods for which obsolescence is planned and (iv) a new “Lemon Law” for seriously defective vehicles.

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

The new “Lemon Law” permits consumers to request that a court declares a vehicle as “seriously defective” after: (i) three unsuccessful repair attempts for the same issue, (ii) twelve repair attempts for unrelated issues, or (iii) one or two unsuccessful repair attempts where the vehicle has been held for repair for over 30 days. In all three cases, the defects must have appeared within three years of the sale or lease of the vehicle or within the first 60,000 kilometers travelled by the vehicle. A vehicle that is declared “seriously defective” allows for cancellation of the contract or a reduction in the price paid.

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

Incentives

Federal Incentives for Electric Vehicles

Canadian purchasers may qualify for a federal government subsidy on the purchase of new eligible vehicles once per lifetime. The amount of the incentive is $5,000.00, deducted from the post tax sales price.

Federal Tax Write-Off for Businesses

Businesses purchasing zero-emission light-, medium- and heavy-duty vehicles, including a PHEV with a battery capacity of at least 7 kWh or a fully electric vehicle, previously qualified for a 100% tax write-off in the year of purchase. This applied to eligible vehicles purchased on or after March 19, 2019 and before January 1, 2024. The first-year enhanced allowance for the year 2024 is being phased-out, which resulted in a decrease in the deduction from 100% to 75%. For vehicles that become available for use in 2026, there is a further decrease in the deduction from 100% to 55%. Where the price of the vehicle exceeds CAD55,000, the tax write-off will be capped to CAD55,000 plus the federal and provincial sales tax that would have been paid if the vehicle was purchased for CAD55,000. Vehicles in respect of which an incentive has been paid in connection with the purchase are not eligible for the tax write-off.

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

Incentives for Electric Vehicles in BC

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

Incentives for Electric Vehicles in QC

Electric Vehicle Incentive

QC purchasers may qualify for a provincial government subsidy under the Roulez Vert Program on the purchase of new eligible vehicles, generally limited to one vehicle per purchaser, in an amount of up to $2,000 for vehicles registered in 2026.

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

In France, EV purchasers are eligible to receive ecological bonuses ranging from €2,000 to €5,000, depending on the purchase price of the vehicle and the consumer type. Such amount is subject to change annually. The Ecological bonus consists:

●	the amount of the ecological bonus depends on the reference tax income (“RFR”):
o	RFR ≤ €16,300: up to €4,000
o	RFR €16,300–€26,200: €3,000
o	RFR > €26,200: €2,000
o	For households with RFR ≤ €15,400, the maximum bonus remains €7,000. Used BEV subsidies ended in December 2024. Companies are no longer eligible for bonuses on passenger cars, though light commercial vehicles remain eligible.

Eligibility criteria include:

o	Fully electric or hydrogen vehicle
o	Price below €47,000
o	Weight under 2.4 tonnes
o	Minimum environmental score: 60/80
o	Buyer must be over 18 years of age, reside in France, and keep the car ≥12 months or ≥6,000 km
●	the number of ecological bonuses that can be granted to a natural person for the acquisition of a new private car, a van, or a two- or three-wheeled motor vehicle or motor quadricycle has been limited to a maximum of one ecological for every three years;
●	the conversion bonus and the retrofit bonus for high income households have been abolished;
●	the maximum amount of the conversion bonus and the retrofit bonus applicable for the purchase or conversion of a passenger car or light truck for low-income households that are considered “heavy drivers,” a person whose distance between his or her home and place of work is more than 30 kilometers or a person who drives more than 12,000 kilometers per year with his or her own vehicle due to professional reasons, was increased to €6,000; and
●	the ecological bonus is only eligible for 100% EVs and FCVs. Hybrid vehicles are excluded from the ecological bonus;
●	the vehicle must not have been registered for the first time in France or abroad (only for new vehicles);

●	an environmental scoring system for EVs is implemented, which measures, among others, the carbon footprint of the production of the metals used, batteries, the energy powering the factories and transport of the vehicles. To be eligible for the 2024 ecological bonus, the vehicle model must obtain a score greater than or equal to 60 points (on a total of 80 points). As a result, in practice, this scoring system excludes most vehicles that are produced in Asia;
●	some member states of the EU offer state-funded vehicle scrappage schemes that provide financial incentives for the replacement of old vehicles with new vehicles; and
●	the ecological bonuses for businesses (B2B sales) have been cancelled.

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

Notes:

(1)	Based on proportion of voting power held. We own 48.84% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.
(2)	Based on proportion of voting power held. We own 10.37% of this subsidiary’s total outstanding share capital, including non-voting preferred shares.

(3)	For the purposes of homogenizing the organizational structure of our distribution companies, we are in the process of transferring the shares of VinFast Germany GmbH (“VinFast Germany”) from VinFast Vietnam to Vingroup Investment. Following such transfer, VinFast will own VinFast Germany through Vingroup Investment.
(4)	We directly own 26.38% of PT VinFast Automobile Indonesia (Indonesia)’s total outstanding share capital.
(5)	Our subsidiary, Vingroup Investment Vietnam JSC, directly owns 48.49% of VinFast Auto India Private Limited (India)’s total outstanding share capital.

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

A.Operating Results

Overview

We are an innovative, full-scale mobility platform focused primarily on designing and manufacturing high-quality EVs, e-scooters and e-buses. Our EV product line consists of a range of fully-electric mini- through E-segment SUVs and MPVs, the first of which began production in December 2021. In May 2025, we further expanded into the electric minivan segment with the introduction of our compact electric van, the EC Van.

Currently, we market our EVs under three distinct brands, each with a clear market focus and identity:

●	VF – Smart, reliable EVs for everyday life, designed to bring safety and technology to mainstream consumers at an appealing cost of ownership and flexible pricing schemes. The VF brand encompasses a comprehensive portfolio of mass-market passenger EVs across segments, from VF 3 to VF 9, the seven-seat VF MPV 7, and the forthcoming concept model, the VF Wild.
●	Green – EV solutions for commercial applications focused on optimizing fleet utilization and operational efficiency, featuring models such as Limo Green, Herio Green, Nerio Green, and Minio Green.
●	Lac Hong – An ultra-luxury EV brand reflecting Vietnamese design, hospitality and craftsmanship. The collection includes Lac Hong 900 LX introduced in 2025, and two new models – the Lac Hong 800S and Lac Hong 900S – both unveiled in March 2026 and expected to launch in 2027.

As of the date of this Annual Report, we have introduced 22 four-wheeled vehicle models (including four ICE models, four e-bus models and 14 EV models), 15 e-scooter models with 34 different variants and one e-bike model.

We focus strategically and exclusively on EVs and fully phased out production of ICE vehicles in 2022 in order to execute on our vision of creating an e-mobility ecosystem built around customers, community and connectivity alongside our new vehicle roll-out. We deliver on this strategy by leveraging our manufacturing expertise and strong track record of producing ICE vehicles and e-scooters. We started producing e-scooters in 2018, passenger cars (ICE vehicles) in 2019 and e-buses in 2020. We delivered 420,889 four-wheeled vehicles (including 86,051 ICE vehicles and 334,838 EVs) and 709,775 two-wheeled vehicles (including 705,819 e-scooters and 3,956 e-bikes) from inception through December 31, 2025. Innovation is at the heart of everything we do. We focus on achieving operational efficiency and technological integration, and we seek to continuously improve our processes to deliver world-class products.

See “Risk Factors — Risks Relating to Our Business and Industry — We face challenges associated with the marketing and sale of our products in a range of different markets.”

Key Factors Affecting Our Results of Operations

The key factors that have affected and that we expect will continue to affect our results of operations as we strive to develop a comprehensive full-scale Smart Mobility platform comprising EVs, e-scooters, e-buses and electric vans are set out below. The growth and future success of our business will depend on many factors beyond those discussed below, including those in the section of this Annual Report titled “Item 3. Key Information — D. Risk Factors.”

●	Ability to Develop and Launch New Offerings. Our growth is dependent on our ability to achieve our vehicle delivery targets, including the ability to attract orders from customers, most of whom will be purchasing a VinFast vehicle for the first time. We were able to start the production of our initial line of ICE vehicles within 21 months from our inception. In order to successfully grow our EV production and sales, we must continue to design and produce new, high quality EV models that are safe, reliable and equipped with advanced technologies. These models should meet market standards and be well-received by customers. In recent years, we have introduced a range of new EV models at various price points that are targeted at different consumer segments. Our EV models include the VF 3, VF 5, VF 6, VF 7, VF e34, VF 8, VF 9, VF MPV 7 and the forthcoming concept model, the VF Wild, under the VF brand, Lac Hong 900 LX, Lac Hong 800S and Lac Hong 900S under the Lac Hong brand, the Green brand, which includes Minio Green, Herio Green, Nerio Green, and Limo Green, and the EC Van. By offering more affordable options, we intend to position ourselves to expand our market share, particularly among cost-conscious consumers.
●	Ability to Execute Effective Marketing. The growth of our orders will largely depend on our ability to execute effective marketing initiatives, which in turn depends on prospective customers’ perception of our brand. We plan to raise brand awareness with a significant social media presence, and through digital and traditional advertisements and in-person showrooms that drive customer engagement. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs. Our ability to expand our sales network across the globe, price our EVs competitively and adjust our prices effectively are also essential for us in attracting customer orders. We review our pricing strategies and customer incentives based on various factors, including demand for our vehicles.
●	Ability to Maintain and Improve Operating Efficiency. Our results of operations are affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. We believe that we may benefit from certain competitive advantages by locating our manufacturing facilities in Vietnam, which has favorable export treaties under several free trade agreements that allow us to export EVs with minimal duties. We also exercise direct control over production costs, time to market and product quality at our manufacturing facilities. We adopt a comprehensive, cost-optimized approach when determining in which markets to invest for our manufacturing facilities. For example, in India and Indonesia, manufacturing locally is expected to allow us to benefit from government tax incentives while also saving on duties and logistics costs. Similarly, in North America, manufacturing within the U.S. may help us save on import taxes and logistics costs, qualify for certain tax credits and facilitate our expansion in North America. By scaling our business and increasing our sales volumes while controlling our costs, we aim to improve our margins and achieve profitability as our business matures.
●	Ability to Control Production, Distribution and Construction Costs. Our profitability significantly depends on our ability to control our costs of sales, mainly comprised of cost of vehicles sold, which is affected by fluctuations in raw material prices, labor costs, foreign exchange rates and energy costs. As we expand outside of Vietnam, we plan to continue product development and design while strengthening our aftermarket infrastructure. This includes opening new service centers in major markets, expanding after‑sales services through our dealer network, and collaborating with established integrated service providers to enhance our aftermarket offerings. In addition, we will incur capital expenditures to fund the expansion of our production capacity, which to date consists of the construction of our new manufacturing facilities in Ha Tinh (Vietnam), Indonesia, India, and the U.S. To keep pace with ever evolving technologies and maintain the competitiveness of our products, we expect to incur R&D expenses in the near term to conduct research on and continue developing our ADAS technology, smart services and other EV technologies in addition to improving and upgrading our existing vehicles and developing new models, including e-buses, e-motorcycles, e-bikes and electric vans. In the fourth quarter of 2023, we started expanding our sale channels to include dealer distribution in all target markets, and we intend to continue expanding our dealer network and ultimately replace our VinFast-owned showrooms with our dealer network. By partnering with established dealers and distributors, we can leverage their existing infrastructure and local market expertise. Through this approach, we expect to bring our EVs closer to our customers without the need for additional VinFast-branded showrooms, resulting in lower capital expenditure related to showroom expansion.

●	Ability to Develop and Manage a Resilient Supply Chain. Our ability to manufacture vehicles and develop future solutions is dependent on the continued supply of input materials, including metals, battery cells and semiconductors. Fluctuations in the cost of materials, supply interruptions, or material shortages could materially impact our business. We have experienced and may continue to experience cost fluctuations or disruptions in supply of input materials that could impact our financial performance. The global semiconductor shortage, together with supply disruptions arising from events such as the COVID‑19 pandemic and the Russia‑Ukraine conflict, had significant impacts across the automotive industry and adversely affected our operations and financial performance. In response, we have implemented measures including extended supplier forecasts, longer firm order periods for key components, frequent shipment cadences, supplier support initiatives and cost‑benefit evaluations of mitigation actions.

Key Components of Results of Operations

Revenues

We generate revenues from (i) sales of vehicles, (ii) sales of merchandise, (iii) sales of spare parts and components, (iv) rendering of services (v) sales of regulatory credits and (vi) leasing activities. In 2023, 2024 and 2025, a significant majority of our revenue was generated from our operations in Vietnam.

Sales of vehicles. We began generating revenue from the sale of EVs in December 2021 when we began delivering our first EV model, the VF e34. We have also generated revenue from the sale of e-buses in 2021. The majority of our revenue from EV sales was generated from the sales of VF e34, VF 5, VF 8 and VF 9 vehicles in Vietnam in 2023, of VF 3, VF 5, the sales of VF 6 and VF e34 vehicles in Vietnam in 2024, and the sales of VF 5, VF 6 and Limo Green in Vietnam in 2025.

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

Sales of spare parts and components. Revenues from sales of spare parts and components consist of revenue from sales of automobile and e-scooter spare parts and components to other distributors, revenue from sales of scrap and smart devices.

Rendering of services. We generate revenue from providing after-sales services to end customers and other services, including charging services to EVs and maintenance services for the ICE vehicles and EVs that we manufacture and sell.

Sales of regulatory credits. We generate revenue from the sales of regulatory credits generated by the production and sale of electric vehicles to other automotive manufacturers.

Leasing activities. We generate revenue from leasing activities, comprising revenue from the leasing of charging stations under our BCC with V-Green, the leasing of automobiles and e-scooters to our customers and fees generated from the leasing of e-scooter and EV batteries. For our automobile and e-scooter rental program, we charge customers a fixed daily or monthly fee, which varies by the type of vehicle rented. Under our battery subscription program, we receive either a fixed monthly subscription fee for unlimited mileages or a variable monthly subscription fee based on the number of miles that the customer drives.

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

Cost of leasing activities. Cost of leasing activities consists of the depreciation cost of operating leased assets, including the charging stations under our BCC with V-Green, vehicles, e-scooters, batteries and facilities, such as manufacturing parks and cost associated with sales-type lease batteries. As we have completed the transfer of the Transfer Assets (as defined therein) to VHIZ JSC, we did not generate significant costs from the leasing of manufacturing parks. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Affiliates ⸺ Lease Agreement.”

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

Selling and distribution costs. Selling and distribution costs consist primarily of labor costs for marketing personnel, marketing and advertising expenses, warehouse and showroom rental fees, transportation fees and other expenses related to sales and marketing activities. Advertising expenses consist primarily of the cost of our promotional and product marketing activities.

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

Tax expense

Our tax expense consists primarily of current and deferred portions of income taxes on our taxable revenues from operations, interest income, taking into account the effect of preferential tax rates, foreign tax rates differentials, deemed contribution from owner through cash donation to the Company, and deemed contribution from owner through free electric charging offered to our customer, long-term intellectual property license agreement and other non-deductible expenses, changes in valuation allowance and lease back transactions with VHIZ Hai Phong (which replaced VHIZ JSC as the lessor) and VHIZ Ha Tinh.

We have benefited from more favorable tax concessions and benefits in certain jurisdictions. For example, in Vietnam, VinFast Vietnam is entitled to corporate income tax incentives for investment projects in certain economic zones under Vietnam’s Law on Investment and the Law on Corporate Income Taxes (and its implementing regulation), pursuant to which we are subject to a tax rate of 10% until 2032 (15 years from the date on which we began generating revenue from our manufacturing operations in 2018), in addition to receiving four years of tax holiday starting from the fourth year of operation (2021-2024) and a 50% tax reduction for the following nine years from 2025 to 2033. Accordingly, for the years ended December 31, 2023 and 2024, VinFast Vietnam was entitled to a preferential tax rate of 10% and CIT exemption, resulting in an effective tax rate of 0% for VinFast Vietnam. For the year ended December 31, 2025, while the preferential tax rate of 10% remained applicable, the CIT exemption was partially phased out, resulting in an effective tax rate of 5%.

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

Impact of Macroeconomic Factors

Global macroeconomic conditions, including elevated inflation in certain markets, volatility in energy and commodity prices, geopolitical tensions, such as the ongoing conflict between Russia and Ukraine, and recent conflicts in the Middle East, supply-chain realignments, and uneven labor market conditions, have posed challenges to our operations. In response, we have adapted our internal designs and processes to mitigate the impact of such disruptions on our production timelines. For example, we have developed new vehicle platforms and an E/E 2.0 platform based on a zonal architecture, which we are progressively implementing across current and future models. This approach is designed to reduce the number of electronic control units and chips required per vehicle and increase platform commonality across models, thereby reducing the number of suppliers and optimizing our supply chain and production costs. In addition, we have continued to increase localization of components and suppliers across our manufacturing footprint to reduce supply-chain risk and dependence on cross-border logistics.

Inflation

Our functional and reporting currency is VND. We incur some of our revenues and expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries where we transact or conduct business, other than Vietnam, will exceed the rate of devaluation of such countries’ currencies in relation to the U.S. dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the VND, and we cannot assure you that we will not be adversely affected in the future. Inflation impacts our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages, commodity prices, raw material costs, shipping and freight costs, and other costs to increase. For example, inflationary pressures in 2023 and 2024 increased our commodity, freight and raw material costs, resulting in an adverse impact on margins and profitability. Although inflationary pressures moderated during 2025, volatility in global commodity and energy markets, including those arising from geopolitical uncertainties in the Middle East, may continue to create inflationary pressures on certain input costs. We implement initiatives from time to time to alleviate inflationary pressures, such as flexible supply arrangements, including an index-based pricing mechanism and dual-supplier approach, advance purchase arrangements and localization of certain vehicle components and parts to leverage lower manufacturing and labor costs in Vietnam. For more information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financial Position and Need for Additional Capital — We may be unable to adequately control the costs associated with our operations.”

Comparability of Results

Our results of operations for the years ended December 31, 2023 primarily reflect the results of our legacy ICE vehicle manufacturing operations. In connection with our strategic decision to transform into an EV-only manufacturer, we started phasing out production of ICE vehicles at the end of 2021 and fully phased out ICE vehicle production in early November 2022. Therefore, in addition to reflecting the effect of such phase-out, our results of operations for the years ended December 31, 2023 2024 and 2025 also reflect our R&D investments in our new EV models. In early 2023, we commenced delivery of the VF 5 and VF 9 in Vietnam and the VF 8 “City Edition” in the U.S. Accordingly, we believe that our results of operations for the years ended December 31, 2023, 2024 and 2025 are not comparable.

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

	For the Year Ended December 31,
	2023		2024		2025
	(VND in		(VND in		(VND in	(USD in
	billions)%		billions)%		billions)	millions)%
Revenues
Sales of vehicles	25,398.1	91.1	40,145.6	91.2	84,594.7	3,367.5	93.8
Other revenue and services rendered	2,485.7	8.9	3,873.5	8.8	5,583.9	222.3	6.2
Revenues	27,883.8	100.0	44,019.0	100.0	90,178.6	3,589.8	100.0
Cost of vehicles sold	(38,809.3)	(139.2)	(66,117.1)	(150.2)	(127,616.8)	(5,080.1)	(141.5)
Other cost of goods sold and services rendered	(2,785.5)	(10.0)	(3,179.6)	(7.2)	(3,472.3)	(138.2)	(3.9)
Cost of sales	(41,594.7)	(149.2)	(69,296.7)	(157.4)	(131,089.1)	(5,218.3)	(145.4)
Gross loss	(13,710.9)	(49.2)	(25,277.6)	(57.4)	(40,910.5)	(1,628.5)	(45.4)
Operating expenses:
Research and development costs	(15,414.4)	(55.3)	(10,025.3)	(22.8)	(9,922.7)	(395.0)	(11.0)
Selling and distribution costs	(5,661.7)	(20.3)	(7,995.6)	(18.2)	(6,927.3)	(275.8)	(7.7)
Administrative expenses	(5,611.5)	(20.1)	(8,892.4)	(20.2)	(14,267.9)	(568.0)	(15.8)
Net other operating income/(expenses)	(1,572.0)	(5.6)	(3,208.2)	(7.3)	(2,065.8)	(82.2)	(2.3)
Operating loss	(41,970.7)	(150.5)	(55,399.2)	(125.9)	(74,094.2)	(2,949.5)	(82.2)
Finance income	422.7	1.5	354.5	0.8	306.3	12.2	0.3
Finance costs	(13,782.1)	(49.4)	(19,108.2)	(43.4)	(22,314.5)	(888.3)	(24.7)
Net gain/(loss) on financial instruments at fair value through profit or loss	(4,879.8)	(17.5)	(3,183.0)	(7.2)	(3,017.1)	(120.1)	(3.3)
Share of losses from equity investees	36.4	0.1	(48.8)	(0.1)	(106.1)	(4.2)	(0.1)
Loss before income tax expense	(60,173.4)	(215.8)	(77,384.6)	(175.8)	(99,225.6)	(3,949.9)	(110.0)
Tax expense	(76.9)	(0.3)	29.7	0.1	(357.3)	(14.2)	(0.4)
Net loss for the year	(60,250.3)	(216.1)	(77,354.9)	(175.7)	(99,582.8)	(3,964.1)	(110.4)

Comparison for the Years Ended December 31, 2024 and 2025

Revenues

Our revenues increased by VND46,159.6 billion, or 104.9%, to VND90,178.6 billion ($3,589.8 million) for the year ended December 31, 2025 compared to VND44,019.0 billion for the year ended December 31, 2024, primarily due to increase in revenue from sales of vehicles.

●	Sales of vehicles. Our revenue from sales of vehicles increased by VND44,449.1 billion, or 110.7%, to VND84,594.7 billion ($3,367.5 million) for the year ended December 31, 2025 compared to VND40,145.6 billion for the year ended December 31, 2024, primarily due to an increase in the vehicle sales volume in all markets, specifically Vietnam, India, Indonesia, the Philippines, Europe and the Middle East.

●	Other revenue and services rendered. Our revenue from other revenue and services rendered increased by VND1,710.5 billion, or 44.2% to VND5,583.9 billion ($222.3 million) for the year ended December 31, 2025 compared to VND3,873.5 billion for the year ended December 31, 2024, primarily due to an increase in revenue from sales of spare parts and components, which resulted from an increase in sales volume of spare parts in line with the growth of vehicle sales.

Cost of sales

Our cost of sales increased by VND61,792.5 billion, or 89.2%, to VND131,089.1 billion ($5,218.3 million) for the year ended December 31, 2025 compared to VND69,296.7 billion for the year ended December 31, 2024, primarily due to an increase in the cost of vehicles sold.

●	Cost of vehicles sold. Our cost of vehicles sold increased by VND61,499.7 billion, or 93.0%, to VND127,616.8 billion ($5,080.1 million) for the year ended December 31, 2025 compared to VND66,117.1 billion for the year ended December 31, 2024, primarily due to an increase in the deliveries of our EVs to customers.
●	Other cost of goods sold and services rendered. Our other cost of goods sold and services rendered increased by VND292.8 billion, or 9.2% to VND3,472.3 billion ($138.2 million) for the year ended December 31, 2025 compared to VND3,179.6 billion for the year ended December 31, 2024, primarily due to an increase in the volume of spare parts and components sold.

Gross loss and gross margin

For the reasons described above, our gross loss increased by VND15,632.9 billion, or 61.8%, to VND40,910.5 billion ($1,628.5 million) for the year ended December 31, 2025 compared to VND25,277.6 billion for the year ended December 31, 2024.

Our gross margin increased by 12.1% to negative 45.4% for the year ended December 31, 2025, compared to negative 57.4% for the year ended December 31, 2024. The improvement in gross margin from 2024 reflects the benefits of scale and a more optimized cost structure.

Research and development costs

Our R&D costs were VND9,922.7 billion ($395.0 million) in 2025 which remained consistent with 2024, reflecting our continued investment in our next-generation vehicle platforms and core technology stack, particularly in ADAS L2+ development and our E/E 2.0 architecture, as well as ongoing model refresh programs across key vehicles.

Selling and distribution costs

Our selling and distribution costs decreased by VND1,068.3 billion, or 13.4%, to VND6,927.3 billion ($275.8 million) for the year ended December 31, 2025 compared to VND7,995.6 billion for the year ended December 31, 2024. The decrease was primarily due to the decrease in labor costs, and marketing expenses which are primarily attributable to our efforts to improve cost efficiency. In 2024, we expanded into multiple new markets, which required substantial spending on marketing and promotional activities. In 2025, as operations in these markets became more stable, these costs were reduced.

Administrative expenses

Our administrative expenses increased by VND5,375.5 billion, or 60.4%, to VND14,267.9 billion ($568.0 million) for the year ended December 31, 2025 compared to VND8,892.4 billion for the year ended December 31, 2024. The increase was primarily due to impairment charge of VND5,979.1 billion ($238.0 million) for our North Carolina factory recognized in the fourth quarter of 2025 as part of the annual impairment assessment, factoring in changes in project timing and development assumptions. It does not represent a change in our long-term strategic commitment to the U.S. market.

Net other operating income/(expenses)

For the year ended December 31, 2025, we recorded net other operating expenses of VND2,065.8 billion ($82.2 million) compared to VND3,208.2 billion for the year ended December 31, 2024. The decrease in net expense from 2024 was primarily driven by lower foreign exchange losses.

Operating loss

For the reasons described above, our operating loss increased by VND18,695.0 billion, or 33.7%, to VND74,094.2 billion ($2,949.5 million) for the year ended December 31, 2025 compared to VND55,399.2 billion for the year ended December 31, 2024.

Finance income

Our finance income decreased by VND48.2 billion, or 13.6%, to VND306.3 billion ($12.2 million) for the year ended December 31, 2025 compared to VND354.5 billion for the year ended December 31, 2024. This decrease was primarily due to a decrease in interest income.

Finance costs

Our finance costs increased by VND3,206.4 billion, or 16.8%, to VND22,314.5 billion ($888.3 million) for the year ended December 31, 2025 compared to VND19,108.2 billion for the year ended December 31, 2024. This increase was primarily due to an increase in our interest-bearing loans and borrowings from banks and related parties and an increase in interest rates.

Net (loss)/gain on financial instruments at fair value through profit or loss

We had net loss on financial instruments at fair value through profit or loss of VND3,017.1 billion ($120.1 million) for the year ended December 31, 2025 compared to net loss on financial instruments at fair value through profit or loss of VND3,183.0 billion for the year ended December 31, 2024. This net loss was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of Dividend Preferred Shares issued by VinFast Vietnam, our warrants and other investments.

Tax expense

Our tax expenses were VND357.3 billion ($14.2 million) for the year ended December 31, 2025 compared to VND29.7 billion of income tax income for the year ended December 31, 2024. Tax expenses in 2025 primarily comprised deferred tax expense in relation to deferred tax liabilities from a finance lease transaction with VHIZ Ha Tinh.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND22,227.9 billion, or 28.7%, to VND99,582.8 billion ($3,964.1 million) for the year ended December 31, 2025 compared to VND77,354.9 billion for the year ended December 31, 2024.

Comparison for the Years Ended December 31, 2023 and 2024

Revenues

Our revenues increased by VND16,135.2 billion, or 57.9%, to VND44,019.0 billion for the year ended December 31, 2024 compared to VND27,883.8 billion for the year ended December 31, 2023, primarily due to increase in revenue from sales of vehicles.

●	Sales of vehicles. Our revenue from sales of vehicles increased by VND14,747.4 billion, or 58.1%, to VND40,145.6 billion for the year ended December 31, 2024 compared to VND25,398.1 billion for the year ended December 31, 2023, primarily due to an increase in the vehicle sales volume in all markets, specifically Vietnam.

●	Sales of merchandise. Our revenue from sales of merchandise decreased by VND41.7 billion, or 29.2%, to VND101.1 billion for the year ended December 31, 2024 compared to VND142.8 billion for the year ended December 31, 2023, primarily due to a decrease in the used automobiles sales volume in 2024.
●	Sales of spare parts and components. Our revenue from sales of spare parts and components increased by VND941.5 billion, or 106.7%, to VND1,823.6 billion for the year ended December 31, 2024 compared to VND882.1 billion for the year ended December 31, 2023, primarily due to an increase in the volume of spare parts and components sold as a result of an increase in the sales of our vehicles.
●	Rendering of services. Our revenue from the rendering of services increased by VND440.5 billion, or 96.7%, to VND895.8 billion for the year ended December 31, 2024 compared to VND455.4 billion for the year ended December 31, 2023, primarily due to an increase in charging services and maintenance services provided at our service centers.
●	Revenue from leasing activities. Our revenue from leasing activities increased by VND47.5 billion, or 4.7%, to VND1,052.9 billion for the year ended December 31, 2024 compared to VND1,005.4 billion for the year ended December 31, 2023, primarily due to an increase in revenue from the leasing of cars and e-scooter batteries, which was mainly due to an increase in the number of EVs and e-scooters batteries on lease in both operating and sale-type leases.

Cost of sales

Our cost of sales increased by VND27,701.9 billion, or 66.6%, to VND69,296.7 billion for the year ended December 31, 2024 compared to VND41,594.7 billion for the year ended December 31, 2023, primarily due to an increase in the cost of rendering services.

●	Cost of vehicles sold. Our cost of vehicles sold increased by VND27,307.8 billion, or 70.4%, to VND66,117.1 billion for the year ended December 31, 2024 compared to VND38,809.3 billion for the year ended December 31, 2023, primarily due to an increase in the delivery of our EVs to customers.
●	Cost of merchandise sold. Our cost of merchandise sold decreased by VND51.1 billion, or 32.8%, to VND104.8 billion for the year ended December 31, 2024 compared to VND156.0 billion for the year ended December 31, 2023, primarily due to a decrease in the sales volume of used automobiles in 2024.
●	Cost of spare parts and components sold. Our cost of spare parts and components sold increased by VND92.2 billion, or 15.1%, to VND700.8 billion for the year ended December 31, 2024 compared to VND608.6 billion for the year ended December 31, 2023, primarily due to an increase in the volume of spare parts and components sold.
●	Cost of rendering services. Our cost of rendering services increased by VND446.3 billion, or 42.5%, to VND1,496.0 billion for the year ended December 31, 2024 compared to VND1,049.7 billion for the year ended December 31, 2023, primarily due to an increase in charging services and maintenance services provided at our service centers.
●	Cost of leasing activities. Our cost of leasing activities decreased by VND93.3 billion, or 9.6%, to VND877.9 billion for the year ended December 31, 2024 compared to VND971.2 billion for the year ended December 31, 2023, primarily due to a decrease in the cost of leasing EV batteries and e-scooter batteries.

Gross loss and gross margin

For the reasons described above, our gross loss increased by VND11,566.7 billion, or 84.4%, to VND25,277.6 billion for the year ended December 31, 2024 compared to VND13,710.9 billion for the year ended December 31, 2023.

Our gross margin decreased by 8.3% to negative 57.4% for the year ended December 31, 2024, compared to negative 49.2% for the year ended December 31, 2023. The decrease was primarily due to the recognition of a one-time expense of VND5,900 billion related to our free charging program in Vietnam, which was recorded as a deduction from revenue. In connection with the free charging program in Vietnam that continues until June 30, 2027, or until December 31, 2027, if customers purchase EVs with batteries before March 1, 2025, Mr. Pham is responsible for paying the costs to implement the program for all applicable sales under the program until December 31, 2024. The estimated amount to be paid directly by Mr. Pham for the entire free charging period is approximately VND5,900 billion. This amount is recognized as a revenue deduction and deemed contribution from the owner in our consolidated financial statements for fiscal year 2024. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions ⸺ Transactions with Affiliates ⸺ Business Cooperation Contract with V-Green.” Excluding the impact of the free charging program, our gross margin would have improved by 10.4% to negative 38.8% for the year ended December 31, 2024, compared to negative 49.2% for the year ended December 31, 2023.

Research and development costs

Our R&D costs decreased by VND5,389.1 billion, or 35.0%, to VND10,025.3 billion for the year ended December 31, 2024 compared to VND15,414.4 billion for the year ended December 31, 2023. The decrease was primarily due to a reduction in engineering and development costs compared to the prior year, as we completed the majority of product development work on our existing models.

Selling and distribution costs

Our selling and distribution costs increased by VND2,333.9 billion, or 41.2%, to VND7,995.6 billion for the year ended December 31, 2024 compared to VND5,661.7 billion for the year ended December 31, 2023. The increase was primarily due to the increase in labor costs, rental costs and marketing expenses which are primarily attributable to our efforts to scale our sales operations globally.

Administrative expenses

Our administrative expenses increased by VND3,280.9 billion, or 58.5%, to VND8,892.4 billion for the year ended December 31, 2024 compared to VND5,611.5 billion for the year ended December 31, 2023. The increase was primarily due to an increase in labor costs resulting from the expansion of administrative operations within our subsidiaries and impairment charge to battery production line due to changes in business plan.

Net other operating income/(expenses)

For the year ended December 31, 2024, we recorded net other operating expenses of VND3,208.2 billion compared to VND1,572.0 billion for the year ended December 31, 2023. This increase in net other operating expenses was primarily due to increase in foreign exchange losses and expenses in connection with discontinued project as part of our ongoing efforts to optimize our operation.

Operating loss

For the reasons described above, our operating loss increased by VND13,428.5 billion, or 32%, to VND55,399.2 billion for the year ended December 31, 2024 compared to VND41,970.7 billion for the year ended December 31, 2023.

Finance income

Our finance income decreased by VND68.2 billion, or 16.1%, to VND354.5 billion for the year ended December 31, 2024 compared to VND422.7 billion for the year ended December 31, 2023. This decrease was primarily due to a decrease in interest income.

Finance costs

Our finance costs increased by VND5,326.0 billion, or 38.6%, to VND19,108.2 billion for the year ended December 31, 2024 compared to VND13,782.1 billion for the year ended December 31, 2023. This increase was primarily due to an increase in our interest-bearing loans and borrowings from banks and related parties and an increase in interest rates.

Net (loss)/gain on financial instruments at fair value through profit or loss

We had net loss on financial instruments at fair value through profit or loss of VND3,183.0 billion for the year ended December 31, 2024 compared to net loss on financial instruments at fair value through profit or loss of VND4,879.8 billion for the year ended December 31, 2023. This net loss was primarily due to changes in the fair value of our cross-currency interest rate swap contracts and changes in the fair value of the financial liability in respect of Dividend Preferred Shares issued by VinFast Vietnam and our warrants.

Tax expense

Our tax expenses decreased by VND106.6 billion, or 138.6%, to VND29.7 billion of income tax expense for the year ended December 31, 2024 compared to VND76.9 billion of income tax income for the year ended December 31, 2023. Tax expenses in 2024 comprise current income tax expenses of our subsidiaries in relation to the interest income from lending transaction and deferred income tax income in relation to realization of deferred tax liabilities from lease back transaction with VHIZ JSC.

Net loss for the year

For the reasons described above, our net loss for the year increased by VND17,104.6 billion, or 28.4%, to VND77,354.9 billion for the year ended December 31, 2024 compared to VND60,250.3 billion for the year ended December 31, 2023.

B.Liquidity and Capital Resources

We have had negative net cash flows from operating activities and expect our cash flows to remain negative at least for the near term as we scale and ramp up production and sales of our vehicles, establish our manufacturing operations and expand our marketing, sales and service network in our target markets outside of Vietnam.

We had net losses of VND60,250.3 billion, VND77,354.9 billion and VND99,582.8 billion ($3,964.1 million) in 2023, 2024 and 2025, respectively. We had net cash flows used in operating activities of VND50,270.6 billion, VND30,468.5 billion and VND44,461.2 billion ($1,769.9 million) in 2023, 2024 and 2025, respectively. In addition, we had total current liabilities of VND171,508.9 billion and VND164,759.0 billion ($6,558.6 million) and accumulated losses of VND267,792.2 billion and VND367,176.8 billion ($14,616.3 million) as of December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, we had cash and cash equivalents of VND3,306.8 billion and VND7,352.0 billion ($292.7 million), respectively. We hold and maintain cash and cash equivalents taking into account our current business plans, expected monthly cash flows from operations and expected monthly cash outlays on a monthly basis.

Our principal sources of liquidity are our cash and cash equivalents and our access to capital, which includes debt and equity financing and grants, among other forms of funding. In particular, our access to capital in the past has included support from our parent company, Vingroup, and Mr. Pham, in the form of borrowings, corporate loan guarantees, capital contributions and grants, among others. As of December 31, 2025, approximately $17.0 billion has been deployed to fund operating expenses and capital expenditures of VinFast since 2017 by Vingroup, its affiliates and external lenders. In connection with the capital funding agreement dated April 26, 2023, we received approximately VND60,000.0 billion, consisting of VND24,000.0 billion in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham, as well as up to VND24,000.0 billion in loans and up to VND12,000.0 billion in grants from Vingroup. To support the continued business growth of our Company, Vingroup intends for it and its subsidiaries to provide our subsidiaries incorporated in Vietnam with up to VND35,000.0 billion ($1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursement will be subject to our needs and Vingroup having sufficient financial resources. As of December 31, 2025, VinFast’s outstanding borrowings from Vingroup under this commitment amounted to VND10,376.9 billion ($413.1 million). In addition, in connection with the Grant Agreement dated November 12, 2024, Mr. Pham, directly or indirectly through his associated companies, has committed to provide up to VND50,000.0 billion ($2.0 billion) in grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount. From November 12, 2024, the date of the Grant Agreement, to December 31, 2025, Mr. Pham has disbursed VND28,000.0 billion ($1.1 billion) in grants to us. In 2025, we spun off certain assets related to completed research and development projects to establish Novatech and subsequently, transferred all of our shares in Novatech to Mr. Pham for a total consideration of approximately VND39.8 trillion ($1.6 billion), representing the fair value of the transferred shares of VND17.25 trillion (approximately $679 million) based on an independent third party valuation plus an agreed premium. The transaction reflects a further effort by Mr. Pham to facilitate the Company’s long term growth. For more information, see “Item 7. Major Shareholders and Related Party Transactions ⸺ B. Related Party Transactions — Transactions with Affiliates — Capital Funding Agreements.”

Our primary requirements for liquidity are to finance working capital, capital expenditures and general corporate purposes. Our capital expenditures program include discretionary spending that we can adjust in response to changes in our business plans and strategy, changes in our business environment and other external factors.

Our capital expenditures (which are our purchases of property, plant and equipment and intangible assets (including deposit paid under construction contracts)) paid during the years ended December 31, 2023, 2024 and 2025 were VND24,528.0 billion, VND16,689.3 billion and VND22,979.3 billion ($914.7 million), respectively. In 2023, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of showrooms and charging stations and construction of the factory in the U.S. In 2024, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, construction of charging stations and construction of our U.S., Indonesia and India factories. In 2025, our capital expenditures primarily consisted of purchases of machineries and equipment for our EV projects, as well as the construction of our factories in Ha Tinh (Vietnam), Indonesia and India.

As of December 31, 2025, we had committed capital expenditures of VND12,038.6 billion ($479.2 million), which was primarily related to the construction of factories in Vietnam, Indonesia and India, as well as purchases and installation of machinery and equipment and information technology systems. We expect to meet our present liquidity requirements, including our requirements to fund our committed capital expenditures, through debt and equity financing, which may include such financing from our major shareholders and affiliates.

In 2022, we entered into a series of agreements with North Carolina state authorities to build a large-scale manufacturing center at the Triangle Innovation Point megasite in North Carolina’s Chatham County. As of December 31, 2025, our capital expenditures for the development of this manufacturing center were approximately VND7,567.5 billion ($301.2 million) (including capitalized interest). Our investments in the center to date have been financed through equity and shareholder loans. A review of the facility design is ongoing. The North Carolina facility is targeted to begin production in 2028.

In July 2024, our subsidiary, VinFast India, entered into a binding MOU with the Tamil Nadu State Government to develop our integrated vehicle manufacturing facility in Thoothukudi, Tamil Nadu, India. We expect our investments of up to $500 million spanning the next five years from 2024. Such estimate remains subject to market opportunities, demand and availability of financing. In December 2025, we inaugurated our CKD manufacturing facility in Subang, West Java, Indonesia, with an initial Phase 1 production capacity of approximately 50,000 cars per year. As of December 31, 2025, we incurred expenditures of approximately VND3,625.3 billion ($144.3 million) in connection with this project. In February 2025, we entered into a principal agreement with VHIZ Ha Tinh, a subsidiary of Vingroup, to establish the key terms for leasing a new CKD factory in Ha Tinh, Vietnam. In June 2025, we entered into a lease agreement with VHIZ Ha Tinh, as subsequently amended, to lease an area of 340,278 square meters. Construction of phase 1 of the factory began in early December 2024 and operations commenced in June 2025. The factory has a maximum capacity of up to 200,000 EVs per year in phase 1. In the future, we expect to continue expanding production capacity in Vietnam while evaluating further development phases in India and Indonesia to position these facilities as future export hubs.

We intend to meet our present cash requirements, including our requirements in respect of working capital, capital expenditures and loan and borrowing obligations, through additional private and public debt and equity financing and expected financial support from Mr. Pham and our other affiliates, including proceeds from any sales of our ordinary shares by the Company Selling Securityholders pursuant to the Fourth Resale Registration Statement, together with our existing third-party loans and borrowings and cash from operations. We expect to require additional external debt and/or equity financing in the future and intend to access both public and private markets for such financing, including to meet our future debt service obligations, fund our expected growth plans, and complete our manufacturing infrastructure investments, including the construction of our North Carolina, and the potential expansions of the Indonesia, India and Ha Tinh manufacturing facilities. The issuance of additional equity, including under the Yorkville Subscription Agreement, would result in dilution to our shareholders. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Our Securities — Sales of a substantial amount of our securities in the public market by our existing shareholders could potentially cause the price of our ordinary shares to fall.” The incurrence of debt financing would result in additional debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that are more restrictive than those contained in our existing loans and borrowings. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Relationship with Vingroup and Our Founder — We have received, and expect to continue receiving, financial support from Mr. Pham and his affiliates, and we maintain business relationships with our affiliates. We may be affected by adverse business conditions, developments or matters affecting our affiliates.” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financial Position and Need for Additional Capital — We have a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding to support our ongoing operations.” In addition, our future capital requirements and results of operations may vary materially from those currently planned and will depend on many factors, including the timing of new products and services introductions, market acceptance of our offerings, the expansion of manufacturing activities, the extent of spending on R&D efforts and other growth initiatives and overall economic conditions.

As of April 25, 2026, we have received $59.0 million from the exercise of 5,129,167 warrants for cash at an exercise price of $11.50. Assuming that our remaining 3,320,822 warrants are exercised for cash at an exercise price of $11.50, we would receive proceeds of $38,189,453. On April 28, 2026, the last reported sale price of our ordinary shares as reported on Nasdaq was $4.06 per ordinary share, which is below the exercise price of our warrants, which is $11.50 per share. If the price of our ordinary shares remains below $11.50 per ordinary share and holders of our warrants choose not to exercise their warrants for cash, it would result in no cash proceeds to us. We believe that the likelihood that holders of warrants will exercise their warrants depends, in part, on the price of our ordinary shares increasing above the $11.50 exercise price. There is no guarantee the warrants will be in the money at all times prior to their expiration, and as such, the warrants may expire worthless and we may receive no proceeds from the exercise of warrants. We will continue to evaluate the probability of warrant exercises and the merit of including potential cash proceeds from the exercise of the warrants in our future liquidity requirements. If warrants are exercised on a cashless basis in accordance with the terms of the Warrant Agreement, we will not receive any cash from such exercises. We will not receive any proceeds from the resale of the ordinary shares that are to be issued upon such exercise of warrants.

The following table presents summary cash flows information for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	VND	VND	VND	USD
	(in billions)	(in billions)	(in billions)	(in millions)
Net cash flows used in operating activities	(50,270.6)	(30,468.5)	(44,461.2)	(1,769.9)
Net cash flows (used in)/from investing activities	(24,421.1)	(16,025.8)	(30,261.2)	(1,204.6)
Net cash flows from financing activities	75,455.2	48,998.6	77,179.3	3,072.3
Net increase in cash, cash equivalents and restricted cash	763.5	2,504.3	2,456.8	97.8
Cash, cash equivalents and restricted cash at the end of the year	4,858.8	7,288.3	9,955.7	396.3

Net cash flows used in operating activities

Net cash flows used in operating activities for the year ended December 31, 2025 were VND44,461.2 billion ($1,769.9 million). The difference between our net cash flows used in operating activities and our net loss for the year of VND99,582.8 billion ($3,964.1 million) for the year ended December 31, 2025 was primarily the result of adjustments for the following items: VND27,213.3 billion ($1,083.3 million) of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND11,457.2 billion ($456.1 million) of depreciation of property, plant and equipment and amortization of intangible assets, VND3,264.7 billion ($130.0 million) of change in amortized costs of financial instruments measured at amortized cost, VND3,017.1 billion ($120.1 million) of net losses on financial instruments at fair value through profit or loss, and VND8,742.2 billion ($348.0 million) of impairment of assets and changes in fair value of held-for-sale assets. Net cash flows used in operating activities for the year ended December 31, 2025 also reflected a VND157.2 billion ($6.2 million) increase in working capital, primarily attributable to an increase in inventory of VND13,494.8 billion ($537.2 million), an increase in trade receivables, advance to suppliers, net investment in sales-type lease of VND3,422.9 billion ($136.3 million), an increase in prepayments, other receivables and other assets of VND3,004.4 billion ($119.6 million), and a decrease in operating lease liabilities of VND917.9 billion ($36.5 million), partially offset by an increase in trade payables, deferred revenue and other payables of VND20,682.7 billion ($823.3 million).

Net cash flows used in operating activities for the year ended December 31, 2024 were VND30,468.5 billion. The difference between our net cash flows used in operating activities and our net loss for the year of VND77,354.9 billion for the year ended December 31, 2024 was primarily the result of adjustments for the following items: VND15,243.5 billion of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND9,493.6 billion of depreciation of property, plant and equipment, VND2,894.0 billion of change in amortized costs of financial instruments measured at amortized cost, VND3,183.0 billion of net losses on financial instruments at fair value through profit or loss and VND3,932.7 billion of impairment of assets and changes in fair value of held for sale assets. Net cash flows used in operating activities for the year ended December 31, 2024 also reflected a VND2,958.3 billion decrease in working capital, primarily attributable to an increase in trade payables, deferred revenue and other payables of VND19,539.5 billion, partially offset by an increase in inventory of VND6,749.8 billion, increase in trade receivables, advance to suppliers, net investment in sales-type lease of VND7,931.4 billion, decrease in operating lease liabilities of VND832.3 and increase in Prepayments, other receivables and other assets of VND1,067.7.

Net cash flows used in operating activities for the year ended December 31, 2023 were VND50,270.6 billion. The difference between our net cash flows used in operating activities and our net loss for the year of VND60,250.3 billion for the year ended December 31, 2023 was primarily the result of adjustments for the following items: VND8,719.5 billion of provision related to compensation expenses, assurance-type warranties and net realizable value of inventories, VND6,507.9 billion of depreciation of property, plant and equipment, VND3,189.4 billion of change in amortized costs of financial instruments measured at amortized cost, VND4,879.8 billion of net losses on financial instruments at fair value through profit or loss and VND1,303.9 billion of impairment of assets and changes in fair value of held for sale assets. Net cash flows used in operating activities for the year ended December 31, 2023 also reflected a VND17,214.7 billion increase in working capital, primarily attributable to an increase in inventories of VND13,296.7 billion mainly due to our reservation of raw materials for EV production in the year 2024, and a VND5,122.2 billion decrease in trade payables, deferred revenue and other payables, partially offset by a decrease in trade receivables advance to suppliers, net investment in sales-type lease of VND2,796.7 billion.

Net cash flows used in investing activities

Net cash flows used in investing activities for the year ended December 31, 2025 were VND30,261.2 billion ($1,204.6 million), consisting primarily of the purchase of property, plant and equipment, and intangible assets of VND22,979.3 billion ($914.7 million), which mainly related to purchases of machinery and equipment for our EV projects, construction of the factories in Ha Tinh (Vietnam), India, and Indonesia; payment under the investment cooperation and business opportunity exploration agreement with SGC of VND5,395.0 billion ($214.8 million); and disbursement of loans and bank deposits of VND3,420.4 billion ($136.2 million), partially offset by the collection of bank deposits of VND815.0 billion ($32.4 million), proceeds from disposal of property, plant and equipment of VND567.3 billion ($22.6 million), and receipts from government grants of VND151.2 billion ($6.0 million).

Net cash flows used in investing activities for the year ended December 31, 2024 were VND16,025.8 billion, consisting primarily of the purchase of property, plant and equipment, and intangible assets (including deposits paid under construction contracts) of VND16,689.3 billion, which mainly relate to purchases of machinery and equipment for our EV projects, construction of the factories in the U.S., India and Indonesia and disbursement of loans and bank deposits of VND3,176.6 billion, partially offset by the collection of loans of VND2,337.6 billion and receipt from government grants of VND1,477.9 billion.

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

Net cash flows from financing activities

Net cash flows from financing activities for the year ended December 31, 2025 were VND77,179.3 billion ($3,072.3 million), consisting of proceeds from borrowings and financings of VND106,080.3 billion ($4,222.8 million) and deemed capital contribution from owners of VND63,529.8 billion ($2,529.0 million), partially offset by repayments of borrowings related to syndicated loans and loans from commercial banks and related parties, amounting to VND92,430.9 billion ($3,679.4 million).

Net cash flows from financing activities for the year ended December 31, 2024 were VND48,998.6 billion, consisting of proceeds from borrowings VND98,880.8 billion and deemed contribution from owners VND21,994.7 billion, which were partially offset by our repayment of borrowings, which are related to syndicated loans and loans from commercial banks and related parties, business cooperation contract and convertible debenture of VND71,876.9 billion.

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

Committed Equity Financing

On October 20, 2023, we entered into the Yorkville Subscription Agreement. Pursuant to the Yorkville Subscription Agreement, we have the right to issue to Yorkville, and Yorkville has the obligation to subscribe for, ordinary shares for an aggregate subscription amount of up to $1.0 billion (the “Commitment Amount”), at any time from the date of the Yorkville Subscription Agreement until November 1, 2026, unless earlier terminated pursuant to the Yorkville Subscription Agreement (the “Commitment Period”), subject to certain conditions. From and after such date, we will have the right, but not the obligation, from time to time at our discretion during the Commitment Period, to require Yorkville to subscribe for a specified amount of ordinary shares (each such issuance, an “Advance”) by delivering written notice to Yorkville (each, an “Advance Notice”). As at December 31, 2025, the remaining available commitment amount under the Yorkville Subscription Agreement is approximately $968.3 million. We are under no obligation to issue any ordinary shares to Yorkville under the Yorkville Subscription Agreement. Issuances of ordinary shares to Yorkville under the Yorkville Subscription Agreement, and the timing of any such issuances, are at our option, subject to certain conditions.

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

Contractual Obligations

Vingroup Exchangeable Bonds

As of December 31, 2025, all outstanding Exchangeable Bonds (as defined herein) issued by Vingroup, which had an aggregate principal amount of $625 million, have been redeemed by Vingroup in accordance with the terms and conditions of the Exchangeable Bonds. No later than May 10, 2027, pursuant to the Put Option Agreement (as defined herein), Vingroup will have the right to require our Company to purchase a proportionate number of VinFast Vietnam Shares (as defined herein) that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds. See “Exchangeable Bonds”. Vingroup’s right to such purchase should be considered in light of the letters of support that Vingroup has issued to provide financial support sufficient to meet our need for continued operation.

Vendor Agreements

We have signed contracts related to the purchase and installation of machinery and equipment, information technology systems and the deployment of site clearance, direct costs to acquire land, construction of factories, showrooms, charging stations and development of products. The estimated committed amount under these contracts was VND13,198.2 billion, VND14,242.8 billion and VND12,038.6 billion ($479.2 million) as of December 31, 2023, 2024 and 2025 respectively. We have signed contracts with certain suppliers, pursuant to which we have agreed to a minimum purchase volume. In case of a purchase shortfall, such suppliers shall have the right to revise the price quota and component pricing or require us to compensate them for the shortfall.

Agreements Relating to our Manufacturing Facilities

We have signed agreements relating to the construction of factories in the U.S., Vietnam, Indonesia and India, and the leasing of a new factory in Ha Tinh, Vietnam. See “Liquidity and Capital Resources” for details of the agreements.

Investment Cooperation and Business Opportunity Exploration Agreement

On September 30, 2025, VinFast Vietnam entered into an investment cooperation and business opportunity exploration agreement with SGC, a Vietnam-incorporated company engaged in real estate development and asset management activities, pursuant to which VinFast Vietnam agrees to cooperate with SGC and invest in certain real estate projects and any other business opportunities identified by SGC that VinFast Vietnam agrees to invest in (the “Business Plan”). This agreement will remain in effect for a five-year term from the date of the agreement (the “Cooperation Term”). VinFast Vietnam will contribute up to VND20,700.0 billion ($824.0 million) (the “Contributed Capital”) over the term of the agreement, subject to the availability of funds, while SGC will contribute development rights, resources and expertise to manage the projects in the Business Plan. The Contributed Capital will be disbursed in line with the implementation progress of the Business Plan.

The Agreement provides for a profit-sharing arrangement under which, VinFast Vietnam will be entitled to receive 90% of pre-tax profits during the Cooperation Term, equivalent to a minimum of approximately VND20,814.0 billion ($828.5 million), subject to the full amount planned to contribute being invested. Final settlement, including repayment of the full Contributed Capital, will occur upon the expiration or termination of the agreement. The Contributed Capital is secured by collateral, including shares in a listed company owned by certain third party individuals (business partners of SGC) and SGC’s property rights under sales and purchase agreements with external counter party.

We expect to reinvest the returns from the investment to fund the development of our EV business, including working capital and general corporate purposes. Projects to be selected under this agreement are also expected to promote green mobility through the development of EV-related infrastructure to further drive consumer adoption in major Vietnamese cities.

As of December 31, 2025, VinFast has contributed VND5,395.0 billion ($214.8 million) and has not received any profit related to the Business Plan. As of December 31, 2025, SGC had deployed VND3,567 billion ($142.0 million) to acquire certain real estate properties (the “Cooperation Properties”) from an unrelated third party. The remaining VND1,828 billion (USD72.8 million) represents advance payment for future investment opportunities. The unrelated third party acquired a portion of a real estate project located in southern Vietnam from an affiliate of the Company and subsequently became the project developer of the acquired portion, responsible for the development and construction of the real estate properties. SGC is responsible for selling the Cooperation Properties to customers and shares profit from such sales as yield returns to VinFast Vietnam.

Off-Balance Sheet Commitments and Arrangements

As of December 31, 2025, we had bank guarantees of VND26,412.1 billion ($1,051.4 million) and undrawn lines of credit of VND1,051.2 billion ($41.8 million). The bank guarantees and letters of credit are used in borrowings and purchase of machinery and equipment for our ordinary course operations.

Except as disclosed above, as of December 31, 2025, we did not have any other off-balance sheet arrangements.

Description of Certain Indebtedness

The following is a summary of the material terms of certain of our indebtedness.

Indebtedness from Vingroup Affiliates

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Affiliates — Loans to VinFast Vietnam” and “Item 4. Information on the Company — A. History and Development of the Company — Reorganization.”

VinFast Auto Ltd. $230,000,000 Term Loan Facility

On November 3, 2022, we entered into a loan facility of up to $300,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent, and DB International Trust (Singapore) Limited as security agent. On May 23, 2025, we entered into an amendment and restatement agreement for a loan facility of up to $230,000,000 with Deutsche Bank AG, Singapore Branch, as facility agent, account bank and mandated lead arranger and bookrunner, and DB International Trust (Singapore) Limited, as security agent. Each loan obtained under the facility matures in five equal installments of 20% of the total loan amount, due on the dates falling 24 months, 30 months, 36 months, 42 months and 48 months from the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.3% per annum and the term secured overnight financing rate (“SOFR”) administered by CME Group Benchmark Administration Limited as of a specified time and for a period equal in length to the term of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by Vietnam Technological and Commercial Joint Stock Bank (“TCB”) and secured by an interest service reserve account.

The facility requires us to comply with a number of covenants, including furnishing financial statements of our Company and VinFast Vietnam and ensuring that VinFast Vietnam’s net worth is greater than zero. The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham collectively (i) cease to have beneficial ownership of more than 50% of voting shares in our Company or any of our material operating companies, comprising Vinfast Manufacturing US, LLC, any subsidiary owning any of our manufacturing facilities in the US and any subsidiary contributing 5% or more of our consolidated revenue or gross asset (“Material OpCos”), or (ii) cease to have the power to direct the management and policies of our Company or the Material OpCos.

The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to covenants or security, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness of our Company, TCB, our subsidiaries or any of TCB’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, failure to meet the interest reserve requirement and failure of any Finance Document (as defined therein) supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

VinFast Auto Ltd. $150,000,000 Term Loan Facility

On September 11, 2025, we entered into a loan facility of up to $150,000,000 with the lender parties thereto, Barclays Bank PLC, as the mandated lead arranger and bookrunner, and The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch, as facility agent. Each loan obtained under the facility matures on either (i) the date falling 24 months from the first utilization date in respect of 25% of all loans outstanding immediately prior to such maturity date, or (ii) in respect of all other loans outstanding, the date falling 36 months from the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.25% plus the term SOFR administered by CME Group Benchmark Administration Limited, for each three‑month interest period commencing on the utilization date of such loan,, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by TCB.

The facility requires us to comply with a number of covenants, including furnishing financial statements of our Company and VinFast Vietnam and ensuring that ensuring that VinFast Vietnam’s net worth is greater than zero. The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where (i) Vingroup and Mr. Pham collectively cease to have beneficial ownership of more than 50% of our voting shares or cease to have the power to direct our management and policies; or (ii) we cease to hold 50% or more of the assets or shareholding in a material subsidiary, as defined therein.

The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to covenants, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness of our Company, TCB, our subsidiaries or any of TCB’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any finance document or guarantee supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

VinFast Auto Ltd. $100,000,000 Green Loan Facility

On August 29, 2025, we entered into a senior term facility of up to $100,000,000 with MUFG Bank, Ltd., Singapore Branch as lender, mandated lead arranger, green loan coordinator and facility agent. Loans borrowed under the green loan facility must be used toward the implementation of an eligible green project as defined under the Sustainable Finance Framework published by Vingroup and/or our other business plans and/or investment projects, but may not be used for our business in the United States. Each loan obtained under the facility matures on the date falling 24 months from the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 2.5% plus the term SOFR by CME Group Benchmark Administration Limited as of a specified time and for the three-month period starting on the utilization date of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by the Vietnam Joint Stock Commercial Bank for Industry and Trade, Thanh Xuan Branch in the form of a standby letter of credit (“SBLC”).

The facility requires us to comply with a number of covenants, including furnishing financial statements of our Company, VinFast Vietnam and Vingroup, and a compliance certificate confirming compliance with certain financial covenants set forth therein. Under this facility, we must maintain a debt service cover ratio greater than one time, and the aggregate borrowings of the Group (excluding borrowings from related parties) must not exceed the total assets of the Group.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham collectively (i) cease to have beneficial ownership of at least 51% of our shares or (ii) cease to have the power to (a) cast or control the casting of at least 51% of the maximum number of votes that might be cast at a general meeting of our Company, (ii) appoint or removal all or the majority of the directors or other equivalent directors of our Company, and (iii) give directions with respect to the operating and financial policies of our Company.

The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to covenants or the SBLC, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness of our Company, certain events of insolvency, material litigation, bankruptcy and litigation, cessation of business, audit qualification, and failure of any finance document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

VinFast Vietnam $950,000,000 Hermes Covered Term Loan Facility

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

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. We are required to furnish our financial statements and a financial covenant compliance certificate, and to ensure a collateral cover ratio of at least one time when measured on a quarterly basis. As of December 31, 2023, June 30, 2024 and December 31, 2024, our collateral cover ratio in respect of the loan amounting to VND13,998.0 billion, VND13,751.2 billion and VND12,752.0 billion ($524.0 million), respectively, under this facility fell below the required ratio. We restored the required ratios as of the date of the filing of our annual report on Form 20-F for fiscal year 2024 and thereafter have remained in compliance with such ratios as of all relevant dates through the date of this Annual Report. In addition, under this facility, Vingroup must also maintain (i) consolidated net total borrowings of less than 2.25 times its equity, as measured at the end of each 12 month period ending on the last day of each half of Vingroup’s financial year, or the measurement period; and (ii) a debt service coverage ratio greater than 1.15 times for each measurement period ending on or prior to December 31, 2027 and greater than 1.20 times for each measurement period ending after December 31, 2027.

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

The facility contains customary prepayment terms, restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants, breach of representations and warranties, cross-defaults to certain indebtedness of our Company, certain events of insolvency, material litigation, bankruptcy and litigation, cessation of business, and failure of any Finance Documents (as defined therein) to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

VinFast Vietnam $200,000,000 Term Loan Facility

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

Obligations in respect of the facility are guaranteed by Vingroup and secured by a mortgage over a debt service reserve account, a mortgage over an onshore dividend account and certain shares of a Vingroup subsidiary which can be substituted with shares of other Vingroup subsidiaries at our discretion. The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests. Covenants include ensuring a collateral cover ratio of at least one time when measured on a quarterly basis. Our collateral cover ratios in respect of certain loans under this facility have fallen below the required ratios on multiple quarterly testing dates in the past, including, most recently, the period ending June 30, 2024 where our collateral cover ratio in respect of the loan amounting to VND2,155.9 billion under this facility fell below the required ratio. We restored the required ratios as of the date of the filing of our annual report on Form 20-F for fiscal year 2024 and thereafter have remained in compliance with such ratios as of all relevant dates through the date of this Annual Report. In addition, under this facility, Vingroup must maintain (i) consolidated net total borrowings of less than or equal to 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each financial half year of Vingroup’s financial year, or the measurement period; and (ii) a debt service coverage ratio greater than or equal to 1.15 times for each measurement period.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where (a) any person or group obtains ownership of more than 50% of the voting shares of Vingroup or (b) Vingroup ceases to have beneficial ownership of at least 30% of the voting shares in VinFast Vietnam and Vingroup ceases to have at least one representative on the board of directors of VinFast Vietnam. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any Finance Document (as defined therein) supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

VinFast Vietnam $170,000,000 Term Loan Facility

On May 19, 2025, we entered into a loan facility of up to $170,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as mandated lead arranger, bookrunner and facility agent, and DB International Trust (Singapore) Limited, as security agent. Each loan obtained under the facility matures on the date falling 36 months from the loan utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 3.7% plus the term SOFR administered by CME Group Benchmark Administration Limited, for each three‑month interest period commencing on the utilization date of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by Military Commercial Joint Stock Bank, So Giao dich I Branch (“MBB”) in the form of an SBLC, and secured by an interest service reserve account. The facility requires us to comply with a number of covenants, including furnishing VinFast Vietnam’s financial statements and a financial covenant compliance certificate. Under this facility, VinFast Vietnam must maintain a net worth greater than zero as at June 30 and December 31 of each year.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham collectively cease to control VinFast Vietnam or any Material Subsidiary of VinFast Vietnam (as defined in the facility agreement).

The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, cross-defaults to certain indebtedness of Vingroup, VinFast Vietnam and its subsidiaries, MBB and any of MBB’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, failure of any Finance Document (as defined therein) supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

VinFast Vietnam $132,000,000 Green Financing Package

On October 21, 2022, we entered into a common terms agreement with the lender parties thereto and Asian Development Bank (“ADB”), as lead arranger for term loan facilities amounting up to $132.0 million.

Each of the ADB Facilities matures on the date falling seven years after its first utilization date. Borrowings under each facilities bear interest at a rate per annum equal to the aggregate of 3.6% per annum and the compounded SOFR determined by the facility agent on a banking day during the term of the loan. The facilities are guaranteed by Vingroup and secured by mortgages over a debt service reserve account, an onshore dividend account and shares of Vinhomes held by Vingroup and/or Vingroup’s subsidiaries.

The facility requires us, as well as Vingroup, as our guarantor, to comply with a number of covenants and financial tests and contains customary prepayment terms, restrictions, representations and warranties, events of default and termination provisions. We are required to furnish our financial statements and a financial covenant compliance certificate, and to ensure a collateral cover ratio of at least one time when measured on a quarterly basis. As of December 31, 2023, March 31, 2024, June 30, 2024 and December 31, 2024, the collateral cover ratio in respect of a loan amounting to VND3,127.9 billion, VND3,270.1 billion, VND3,284.7 billion and VND3,165.7 billion, respectively, under this facility fell below the required ratio. We restored the required ratios as of the date of the filing of our annual report on Form 20-F for fiscal year 2024 and thereafter have remained in compliance with such ratios as of all relevant dates through the date of this Annual Report. In addition, under this facility, Vingroup must maintain (i) consolidated net total borrowings of less than or equal to 2.25 times its equity, as measured at the end of each 12-month period ending on the last day of each financial half year of Vingroup’s financial year, or the measurement period; and (ii) a debt service coverage ratio greater than or equal to 1.15 times for each measurement period.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup ceases to have beneficial ownership of at least 30% of the voting shares in VinFast Vietnam and ceases to have at least one representative on the board of directors of VinFast Vietnam. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants, breach of representations and warranties, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any Finance Document (as defined therein) supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

VinFast Vietnam $115,000,000 Term Loan Facility

On May 19, 2025, we entered into a loan facility of up to $115,000,000 with the lender parties thereto, and Deutsche Bank AG, Singapore Branch, as facility agent and DB International Trust (Singapore) Limited, as security agent. Each loan obtained under the facility matures on the date falling 36 months from the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 4.7% plus the term SOFR administered by CME Group Benchmark Administration Limited, for each three‑month interest period commencing on the utilization date of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by Saigon-Hanoi Commercial Joint Stock Bank (“SHB”) in the form of an SBLC, and secured by an interest service reserve account. The facility requires us to comply with a number of covenants, including furnishing the VinFast Vietnam’s financial statements and a compliance certificate confirming compliance with certain financial covenants. Under this facility, VinFast Vietnam must maintain a positive net worth as at June 30 and December 31 in each year.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham collectively cease to have (i) beneficial ownership of more than 50% of the issued share capital or equivalent of VinFast Vietnam or any of its material subsidiaries (as defined therein), (ii) beneficial ownership of more than 50% of the voting capital of VinFast Vietnam or any of its material subsidiaries, or (iii) the power to direct the management and policies of VinFast Vietnam or any of its material subsidiaries. The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, cross-defaults to certain indebtedness of Vingroup, VinFast Vietnam and its subsidiaries, SHB and any of SHB’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any Finance Document (as defined therein) supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

VinFast Vietnam $95,000,000 Term Loan Facility

On June 9, 2025, we entered into a loan facility of up to $95,000,000 with Cargill Financial Services Internation, Inc, as lender. Each loan obtained under the facility matures on the date falling 36 months from the first utilization date. Borrowings under the facility bear interest at a rate per annum equal to the aggregate of 2.9% plus the term SOFR administered by CME Group Benchmark Administration Limited as of a specified time and for the three-month period starting on the utilization date of such loan, or as otherwise determined in accordance with the agreement.

Obligations in respect of the facility are guaranteed by the Vietnam Joint Stock Commercial Bank for Industry and Trade, Ha Noi Branch (“VietinBank”) in the form of SLBCs and by Vingroup. The facility requires us to comply with a number of covenants, including furnishing the financial statements of Vingroup and VinFast Vietnam, and a compliance certificate confirming compliance with certain financial covenants. Under this facility, VinFast Vietnam must maintain a positive net worth as of June 30 and December 31 each year.

The facility contains customary prepayment terms and requires us to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where Vingroup and Mr. Pham collectively cease to (i) have beneficial ownership of more than 50% of the issued share capital or equivalent of VinFast Vietnam or any of its significant subsidiaries (as defined therein), (ii) have beneficial ownership of more than 50% of the voting capital of VinFast Vietnam or any of its significant subsidiaries, or (iii) the power to direct the management and policies of Fast Vietnam or any of its significant subsidiaries. The facility also contains customary restrictions, representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants, breach of representations and warranties, cross-defaults to certain indebtedness of Vingroup, VinFast Vietnam and its subsidiaries, VietinBank and any of VietinBank’s significant subsidiaries, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any finance document or credit support document supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the Lender would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by the agreed finance documents.

VinFast Vietnam 2024-2025 TCBS Bonds

From 2024 to May 29, 2025, we issued bonds in the aggregate principal amounts of VND11,500 billion through TCBS. The bonds will mature on dates ranging from October 10, 2026 to October 18, 2029. The bonds have a coupon rate ranging from 12.5% to 13.5% per annum.

Obligations in respect of the bonds are guaranteed by Vingroup and secured by shares in Vingroup’s subsidiaries owned by Vingroup, as well as certain collateral in the form of real estate projects provided by one of Vingroup’s subsidiaries.

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

VinFast Vietnam 2025 VPBankS Bonds

On June 30, 2025, we issued bonds in the aggregate principal amount of VND2,500 billion through VPBank Securities Joint Stock Company (“VPBankS”). The bonds will mature on June 30, 2028. The bonds have a coupon rate of 12% per annum.

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

VinFast Vietnam Term Loan Facility for Ha Tinh facility

On December 29, 2025, we entered into a loan facility of up to VND 3,100 billion with Ho Chi Minh City Development Joint Stock Commercial Bank (“HDBank”) with the aim to sponsor our Ha Tinh manufacturing facility. Obligations in respect of the facility are guaranteed by Mr. Pham and Vingroup and secured by, among other things, all machinery and equipment arising from the Ha Tinh facility and certain shares of our affiliates.

HDBank may suspend disbursements, terminate the credit facility and accelerate repayment upon the occurrence of customary events of default, including, among others, breach of contractual obligations, violations of law or banking regulations, insolvency, restructuring or dissolution of the borrower or the security provider, misuse of loan proceeds, deterioration or invalidity of collateral, provision of false or misleading information, material adverse changes, criminal proceedings involving key management, or other events that adversely affect VinFast Vietnam’s ability to perform its obligations or HDBank’s ability to recover the loan.

VinFast Indonesia Term Loan Facility

On April 17, 2025, our subsidiary, VinFast Indonesia, entered into a facility agreement consisting of an IDR1,848,550,000,000 syndicated investment loan (“Facility A”) and a multicurrency accordion facility of up to the equivalent of $80,000,000 (“Accordion Facility”) with the lender parties thereto, and PT Bank Negara Indonesia (Persero) Tbk., as coordinating and structuring bank and mandated lead arranger and bookrunner, agent, security agent and account bank. The facility agreement was further amended on November 10, 2025, December 15, 2025 and February 13, 2026. Pursuant to the facility agreement (as amended), the facility matures on the date falling no later than seven years from the date of the agreement. Borrowings under Facility A bear interest at a rate per annum equal to 3.00% plus (i) the three-month JIBOR until December 15, 2025, or (ii) after December 15, 2025, a spread adjustment (as defined therein) and an interest rate calculated from the compounded average interest of the Indonesia Overnight Index Average (“IndONIA”) for a 90-day tenor or the IndONIA Index as determined by Bank Indonesia. The facility provides for scheduled amortization of interest in installments.

Obligations in respect of the facility are secured by, among other things, a corporate guarantee by us, account pledge, certain fiducia security, which includes security over insurance proceeds, buildings, machinery, inventories and receivables, and certain of our shares in VinFast Indonesia. The facility requires VinFast Indonesia to comply with a number of covenants and financial tests. The covenants includes ensuring a pre-project commercial operation date (“PCOD”) security coverage ratio (“SCR”) of at least 135% from the first utilization date to the date of the PCOD and a post-PCOD SCR of at least 125% from and excluding the date of the PCOD onwards.

The facility contains customary prepayment terms and requires VinFast Indonesia to prepay outstanding amounts in respect of its loan upon a change of control where (a) Vingroup, as the sponsor (the “Sponsor”), Mr. Pham and us, as the guarantor (the “Guarantor”), cease to hold, whether directly or indirectly, more than 51% of the issued share capital of VinFast Indonesia, provided that this shall not trigger a change of control if the indirect shareholding continues to satisfy, in aggregate, this 51% threshold; or (b) the Sponsor, Mr. Pham and the Guarantor otherwise cease to directly or indirectly control of VinFast Indonesia. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency and litigation, cessation of business, and failure of any finance document as defined therein supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the facility agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

VinFast India Term Loan Facility

On April 17, 2025, our subsidiary, VinFast India, entered into a facility agreement for (i) a term loan facility of an aggregate principal amount not exceeding INR15,082,400,000, (ii) a capex inland/foreign letter of credit facility of an aggregate amount not exceeding INR500,00,00,000 and (iii) a credit exposure limit of an aggregate principal amount not exceeding INR10,00,00,000, with the lender parties thereto and the Central Bank of India, as the lenders’ agent. The agreement was amended on August 22, 2025. Pursuant to the facility agreement (as amended), the facility matures on the date falling 10 years and six months from the initial drawdown date. Borrowings under the facility bear interest at a per annum rate equal to the aggregate of (i) a margin ranging from 0.15% to 0.55% and (ii) the one-year marginal cost of funds-based lending rate applicable to each lender in the syndicate. The facility provides for a scheduled amortization in 30 structured quarterly installments.

Obligations in respect of the facility are guaranteed by us and secured by, among other things, a corporate guarantee by us, a first mortgage and charge on the project site, a first charge by way of hypothecation on all tangible movable fixed assets, a pledge over the equity share capital of VinFast India held by us, as the promoter (the “Promoter”), and certain of our ordinary shares held by Vingroup. The facility requires VinFast India to comply with a number of covenants and financial tests, including maintaining a debt service coverage ratio (“DSCR”) of at least 1.15 times starting from the first full year of operation, contingent on the availability of audited financial statements. The DSCR will be assessed annually based on the audited balance sheet (each a “Testing Date”), with VinFast India required to furnish a certificate from an independent chartered accountant within 180 days of each Testing Date, confirming compliance with the Financial Covenants.

The facility contains customary prepayment terms and requires VinFast India to prepay outstanding amounts in respect of the requesting lender’s portion of the loan upon a change of control where the Promoter Group, which consists of Vingroup and Mr. Pham, ceases to hold directly or indirectly at least 51% of the equity share capital or to retain management control. The facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of obligations relating to financial covenants or security, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of insolvency, bankruptcy and litigation, cessation of business, and failure of any Finance Document (as defined therein) supporting the facility to be in full force and effect, subject to certain exceptions specified in the agreement. If such an event of default occurs and is not remedied, the lenders’ agent under the facility would be entitled to take various actions, including the acceleration of amounts due under the facility and all actions permitted to be taken by a secured creditor.

Certain short-term indebtedness

As of December 31, 2025, we obtained several financing options, including, among others, short-term loans, short-term loan facilities in the aggregate amount of up to VND28,432 billion ($1,131.8 million) to fund our short-term working capital requirements. These loans have interest rates ranging from 8.5% to 15.0% per annum and maturity dates ranging from January 2026 to December 2026.

C.R&D, Patents, Licenses etc.

See “Item 4. Information on the Company — B. Business Overview — Technology” and “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D.Trend Information

Please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results” for a discussion of the most recent trends in our services, sales and expenses by the end of fiscal 2025. In addition, please refer to “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet date, and the revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the valuation of investments; assessment for impairment of long-lived assets and product warranty. Actual results could differ from these estimates. Our management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue recognition

Sales of vehicles (automobiles, e-scooters)

We identify the individuals, entities, distributors and the commercial banking partners/leasing companies who purchase the vehicles, as the customers in the contracts for sales of automobiles and e-scooters produced by us. At the inception of each contract, we assess whether it is probable that substantially all of the consideration to which we are entitled in exchange for the goods or services transferred will be collected. Where we determine at contract inception that collectability is not probable, revenue is not recognized. We shall continue to assess the contract to determine whether the criteria for revenue recognition are subsequently met in accordance with ASC 606. From January 2022 onwards, we provide extended warranty (“service-type warranty”) in addition to the standard manufacturer’s warranty for general repairs of defects that existed at the time of sale, which are accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when control of the vehicle is transferred to the customer. See “— Warranty provisions.”

We have launched our RVG programs in Vietnam, Indonesia and Philippines, of which we have the choice to repurchase VinFast electric vehicles from customers after a specified number of years of use at certain predetermined prices based on duration of ownership. Alternatively, we may choose to compensate for the deficit i.e., differential between the amounts recovered by the customer when they sell to third parties and the pre-determined price. If customers choose to sell to third party prior to our refusal, they are not entitled to the RVG i.e., we are not obligated to pay the above-mentioned difference.

We also provide the RVG program to our commercial banking partners/leasing companies in connection with our vehicle leasing programs. We account for the vehicle leasing programs in accordance with ASC 842, Leases, ASC 460, Guarantees and ASC 606, Revenue from Contracts with Customers. Accordingly, we first bifurcate the RVG at its fair value from the transaction price and account for it as a guarantee liability. The residual amount of transaction price is allocated among performance obligations. The guarantee liability represents the estimated amount we expect to pay. We incorporate information such as third-party residual value publications and risk of future price deterioration due to changes in market conditions in estimation of the estimated residual value guarantee liability.

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

Warranty reserve

We provide a manufacturer’s product warranty on all new vehicles at the time of vehicle sale. We accrue a warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimation of the frequency and average costs of claims. The Group engages an independent actuary to assist in the determination of the product warranty reserve for vehicles. The warranty reserve does not include projected service costs associated with our vehicles subject to operating lease accounting lease contracts, as these service costs are expensed as incurred.

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

We revise these estimates based on changes in these factors. Product warranty expenses are recorded as a component of cost of sale in the Consolidated Statement of Operations. We re-evaluate the adequacy of the product warranty accrual on a regular basis. The portion of the product warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

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

Battery leases

We have outstanding battery leases accounted for as operating lease and outstanding battery leases accounted as sales-type leases. Our operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both operating lease and sale-type lease of batteries have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers are required to return the batteries to us. We consider a number of factors, including the technical useful lives of the EVs and batteries, useful lives of the EVs and the customer’s termination right, amongst others, in determining the lease term. In 2025, we introduced a program, under which customers may choose to purchase the batteries they are currently leasing at a predetermined price. Upon exercise of this option, we account for the transaction as a termination of the existing lease arrangement and a sale of the battery, recognizing revenue upon transfer of control in accordance with ASC 606.

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

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

● Buildings and structures(*)	3 – 50 years
● Machinery and equipment	3 – 25 years
● Leased-out EV batteries	8 – 10 years
● Leased-out e-scooter batteries	3 – 8 years
● Vehicles	5 – 12 years
● Office equipment	3 – 10 years
● Others	3 – 10 years
(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and the term of the related leases.

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

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

● License	3 years and 2 months – 7 years
● Software	3 – 10 years
● Others	3 – 15 years

NRV of inventories

NRV is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers.

Directors and Executive Officers	Age	Position/Title
Pham Nhat Vuong	57	Managing Director and CEO
Le Thi Thu Thuy	51	Chairwoman and Director
Ling Chung Yee, Roy	48	Independent Director
Tham Chee Soon	61	Independent Director
Nguyen Thi Van Trinh	52	Director
Nguyen Thi Lan Anh	39	Director and Chief Financial Officer (“CFO”)
Pham Nhat Quan Anh	33	Director

Unless otherwise indicated, the business address of each director and executive officer is Dinh Vu — Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam.

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

Ling Chung Yee Roy.   Mr. Ling has served as a member of our Board since March 2022. Mr. Ling is a distinguished Board Chair and Global Independent Director with deep expertise in ESG and sustainability governance, Asian real estate, and corporate finance. He also serves as the CEO and Founder of FollowTrade, as well as an Adjunct Instructor at NUS, SMU, and SUSS. With over 20 years of investment banking experience at JPMorgan, Lehman Brothers, Goldman Sachs, and Salomon Smith Barney, Prof. Ling has led some of the most prominent advisory and capital market transactions in Asia. He brings more than 18 years of corporate governance experience, having served as Board Chair and Independent Director of numerous publicly listed companies and non-profit organizations. In recognition of his industry leadership, Prof. Ling was named Real Estate Executive of the Year by Singapore Business Review and recognized as one of the Top 20 Rising Stars in Real Estate by Institutional Investor.

Tham Chee Soon.   Mr. Tham has served as a member of our Board since May 2024. He is an independent director of several companies in Asia, including CH Offshore Limited since July 2023 and Tokio Marine Insurance Singapore since July 2024. Mr. Tham has also served as a director and Chief Financial Officer of RF Acquisition Corp II since March 2024 and RF Acquisition Corp III since September 2025, each of which is a special purpose acquisition company listed on Nasdaq. He has served on the boards and audit committees of several not-for-profit entities and charities, such as the Bone Marrow Donor Program since 2018. He is a Public Accountant licensed in Singapore, a Fellow Chartered Accountant of Singapore and a Chartered Financial Analyst charterholder. In addition, he is a member of the American Institute of Certified Public Accountants and Certified Practising Accountants Australia. He received his Bachelor of Accountancy from the National University of Singapore. Mr. Tham retired from his position as an audit partner with a Big 4 accounting firm in 2018, after 31 years of service with the firm.

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

Pham Nhat Quan Anh.   Mr. Quan Anh has served as our senior officer and a member of our Board since November 2025. Since joining our Company in 2019, he has held several management positions at VinFast Vietnam, including Director of the Planning, Program Coordination and Quality Inspection Division from November 2020 to June 2021, Deputy General Director of Production and Concurrent Deputy General Director for Global Sales, Marketing and Aftersales from July 2023 to March 2024, and Vice Chairman from June 2021 to present. Prior to joining our Company, Mr. Quan Anh served as Deputy General Director and Deputy Chief Operating Officer of Vinpearl Joint Stock Company from 2017 to 2019. Mr. Quan Anh holds a bachelor’s degree in business management from Singapore Management University.

Mr. Pham Nhat Vuong is the father of Mr. Pham Nhat Quan Anh. Other than that, there are no family relationships among our directors and executive officers.

B.Compensation

Compensation of Directors and Executive Officers

The aggregate compensation paid to our directors and executive officers in cash and benefits in kind was VND32.2 billion ($1.3 million)for the year ended December 31, 2025. We and our subsidiaries have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our executive officers and directors.

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

VinFast Incentive Award Plan

We have adopted a VinFast incentive award plan (the “VinFast Award Plan”), under which we may grant cash and equity incentive awards to eligible employees, consultants and members of our Board in order to attract, retain and motivate the talent for which we compete. As of the date of this Annual Report, there were a total of 1,250,000 VinFast restricted share unit (“RSU”) granted to Ms. Le and Mr. Pham Nhat Quan Anh. As of April 2026, out of these 1,200,000RSUs granted to Ms. Le and 50,000 RSUs granted to Mr. Pham Nhat Quan Anh, 1,250,000 RSUs had already vested and were converted to VinFast ordinary shares.

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

Limitation on Awards and Shares Available. Up to 232,200,068 ordinary shares, representing 10% of the aggregate number of our outstanding ordinary shares at the closing of the Business Combination, on a fully diluted, as converted and as-exercised basis, have been approved for issuance under the VinFast Award Plan. The shares that we issue under the VinFast Award Plan may be newly issued shares or treasury shares. If an award is forfeited, expired, or settled for cash, any shares subject to such award may be used again for new grants under the VinFast Award Plan.

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

C.Board Practices

Composition of the Board of Directors

As of the date of this Annual Report, our Board consists of seven directors, including two independent directors who qualify as independent within the independence requirements of Rule 10A-3(b) under the Exchange Act and the independence requirements of Nasdaq. The number of directors may be changed from time to time by ordinary resolution of our shareholders at general meetings but shall not be less than two members. A director need not be a shareholder of our Company and is not required to hold any shares of our Company by way of qualification.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Term of Office for Directors

We may, by ordinary resolution of which special notice has been given to all shareholders entitled to receive notices, from time to time, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

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

Committees of the Board of Directors

We are a “foreign private issuer” under the securities laws of the U.S. and Nasdaq’s corporate governance standards. Under the securities laws of the U.S., foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants, as well as different financial reporting requirements. Under Nasdaq’s corporate governance standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the corporate governance standards permit a foreign private issuer to follow its home country practice in lieu of certain listing requirements of Nasdaq. Accordingly, in the future, you may not have the same protections afforded to holders of securities of companies that are subject to all of the corporate governance requirements. See also “Item 3. — D. Risk Factors — Risks Relating to Being a Public Company — We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Securities Exchange Act of 1934, as amended, reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company” and “— As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements from Nasdaq.”

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

Our Audit Committee’s responsibilities include:

●	the appointment, re-appointment and/or removal of our independent auditors, subject to approval of the board of directors and the shareholders;
●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
●	the review of the report from our independent auditors describing (i) the auditing firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years relating to any independent audit conducted by the auditing firm, and any steps taken to deal with any such issues; and (iii) all relationships and services between our independent auditors and our Company in order to assess our independent auditors’ independence, and if our Audit Committee determines that further inquiry is advisable, must take appropriate action in response to our independent auditors’ report to satisfy itself of our independent auditors’ independence;
●	discussing with our independent auditors any audit problems or difficulties and management’s response;
●	overseeing the Company’s internal audit function including reviewing internal audit reports and management’s responses, and approving the internal audit plan, and the yearly or periodic work plan proposed by the internal auditors;
●	overseeing the appointment, compensation, retention and work of the independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work;
●	reviewing, approving or ratifying and overseeing on an ongoing basis any transaction between our Company and any related person, as defined under our Company’s related part transaction policy as amended, and any other potential conflict of interest situations, in accordance with our Company’s policies and procedures and applicable laws and regulation, among others.
●	reviewing and discussing our Company’s quarterly financial statements with our management and where necessary, our independent auditor;
●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Singapore Companies Act (where applicable) as well as approving the yearly or periodic work plan proposed by the internal auditor;
●	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;
●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between our Company and its officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of our Company’s business and deciding whether to approve such acts and transactions if so required under the Singapore Companies Act;

●	establishing procedures for the handling of employees’ complaints as to the management of our Company’s business and the protection to be provided to such employees; and
●	discussing with our management the risks faced by our Company and the policies, guidelines and process with respect to risk assessment and risk management to govern the process by which management assesses and manages the Company’s risks, and overseeing management of enterprise risk, including financial and cybersecurity risks and risks related to supply chain, suppliers and service providers.

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

Our Compensation Committee’s responsibilities include:

●	recommending to our Board for its approval a compensation policy in accordance with the requirements of the Singapore Companies Act (where applicable) as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our Board any amendments or modifications the committee deems appropriate, including as required under the Singapore Companies Act (where applicable);
●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;
●	reviewing and approving the granting of options and other incentive awards to our CEO and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our CEO and other executive officers, including evaluating their performance in light of such goals and objectives;
●	administering our equity-based compensation plans, including without limitation, making awards to eligible persons under the plans and determining the terms of such awards, and recommending for approval by the board: (i) the adoption of such plans, and (ii) the amendment and interpretation of such plans and the awards and agreements issued pursuant thereto;
●	administering and overseeing our company’s compliance with the compensation recovery policy required by applicable SEC and NASDAQ rules;
●	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and
●	approving and exempting certain transactions regarding office holders’ compensation subject to the Singapore Companies Act (where applicable).

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

Our Nominating and Corporate Governance Committee’s responsibilities include:

●	overseeing and assisting our Board in reviewing and recommending nominees for election as directors;
●	reviewing annually the Board committee structure and recommend to our Board for its approval directors to serve as members of each committee; and
●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our Board a set of corporate governance guidelines applicable to our business, including but not limited to, the constitution and the charters of our Company’s other committees.

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

As of December 31, 2025, we had approximately 29,900 employees. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2023, 2024 and 2025:

	As of December 31, 2023		As of December 31, 2024		As of December 31, 2025
	Number of		Number of		Number of
Function	Employees	Percentage	Employees	Percentage	Employees	Percentage
Research and Development	1,165	8.35%	1,640	9.20%	2,457	8.22%
Sales and Marketing	2,822	20.23%	697	3.91%	421	1.41%
Manufacturing	8,932	64.01%	13,797	77.41%	25,389	84.98%
General and Administration	787	5.64%	1,101	6.18%	806	2.70%
Operations	247	1.77%	588	3.30%	805	2.69%
Total	13,953	100.00%	17,823	100.00%	29,878	100.00%

As of December 31, 2025, approximately 92.8% of our employees were based in Vietnam, and 7.2% of our employees were based in our international offices.

Our success depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive compensation packages and a positive, dynamic and creative work environment. A trade union has been established at our manufacturing subsidiary in Vietnam, where approximately 25,400 production employees are members. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 29, 2026 by:

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

The percentage of our ordinary shares beneficially owned is computed on the basis of 2,339,536,010 ordinary shares issued and outstanding on April 29, 2026. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Dinh Vu — Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam.

	Ordinary Shares
	Beneficially Owned
	Number	%
5% shareholders:
Vingroup(1)	1,185,010,424	50.7
VIG(2)	769,584,044	32.9
Asian Star(3)	334,041,555	14.3

Directors and executive officers:
Pham Nhat Vuong(4)	2,288,636,023	97.8
Le Thi Thu Thuy	1,200,000	*
Ling Chung Yee, Roy	—	—
Tham Chee Soon	—	—
Nguyen Thi Van Trinh	—	—
Nguyen Thi Lan Anh	—	—
Pham Nhat Quan Anh	50,000	*
All directors and executive officers as a group	2,289,886,023	97.9
*	less than 1.0%
(1)	Consists of 1,185,010,424 ordinary shares held of record by Vingroup, a public company listed on the Ho Chi Minh Stock Exchange, in which Mr. Pham, directly and through a majority-owned affiliate, holds a majority interest. The address of Vingroup is No 7, Bang Lang 1 Street, Vinhomes Riverside, Phuc Loi Ward, Hanoi City, Vietnam.
(2)	Consists of 769,584,044 ordinary shares held of record by VIG, a joint stock company organized in Vietnam and a majority-owned affiliate of Mr. Pham. The address of VIG is No. 7, Bang Lang 1 Street, Phuc Loi Ward, Hanoi City, Vietnam.
(3)	Consists of 334,041,555 ordinary shares held of record by Asian Star, a Singapore private company and a wholly-owned affiliate of Mr. Pham. The address of Asian Star is 120 Lower Delta Road, #02-05 Cendex Centre, Singapore 169208.

(4)	Mr. Pham, through his direct and indirect shareholdings of Vingroup, may be deemed to control Vingroup and thus may be deemed to share beneficial ownership of the securities held of record by Vingroup. Mr. Pham is also the sole shareholder of Asian Star and the majority shareholder of VIG and, as a result, may be deemed to share beneficial ownership of the securities held of record by these entities. As such, Mr. Pham may be deemed to have voting and investment control over the shares held by Vingroup, VIG and Asian Star.

As of April 29, 2026, we had two holders of record in the U.S. that held in aggregate approximately 2.2% of our outstanding ordinary shares.

All of our ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.Related Party Transactions

Exchangeable Bonds

On April 29, 2022 and June 4, 2022, our Company and Vingroup entered into a number of subscription agreements (the “EB Subscription Agreements”) with the EB Investors, including an affiliate of funds, vehicles, and/or entities managed and/or advised by Kohlberg Kravis Roberts & Co. L.P. or its affiliates, Qatar Holding LLC and an affiliate of Seatown Holdings International Pte. Ltd., pursuant to which Vingroup issued to such investors Exchangeable Bonds with an aggregate principal amount of $625.0 million, which are exchangeable for ordinary shares in our Company. The Exchangeable Bonds were issued in two closings, one on May 10, 2022 and another on June 10, 2022, but form a single series and rank equally in all respects. As of the date of this Annual Report, Vingroup has fully redeemed all Exchangeable Bonds with an aggregate principal amount of $625.0 million in accordance with their terms and conditions.

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

On July 1, 2022, our Company entered into a put option agreement (as amended and supplemented, the “Put Option Agreement”) with Vingroup, pursuant to which Vingroup will have the right to require our Company to purchase certain VinFast Vietnam Shares at any time after each redemption of the Exchangeable Bonds but no later than the maturity date of the Exchangeable Bonds. As December 31, 2025, the fair value of the financial liabilities in respect of the VinFast Vietnam Shares was VND24,332.1 billion ($968.6 million) (see note 21 to our consolidated financial statements included elsewhere in this Annual Report).

Vingroup redeemed the full aggregate principal amount of $625.0 million of Exchangeable Bonds in six tranches during 2024 and 2025. As of the date of this annual report, there is no outstanding principal under the Exchangeable Bonds and no amounts are payable thereunder.

Transactions with Affiliates

Loans to VinFast Vietnam and other subsidiaries

Our subsidiaries, including VinFast Vietnam, VinEG, VinES Ha Tinh Energy Solutions Joint Stock Company (“VinES Ha Tinh”), Vingroup Investment, and VinFast Engineering Australia Pty Ltd, have, from time to time, entered into loan agreements (and amendments thereto) with certain of our Vingroup affiliates, including Vingroup, Vinhomes, Vinmec International General Hospital Joint Stock Company, Gia Lam Urban Development and Investment LLC, Vincom Retail Joint Stock Company (“Vincom Retail”), Vincom Retail Operation Company Limited, Thai Son Investment and Construction Joint Stock Company (“Thai Son”), Vinbiotech Research and Manufacturing JSC (later merged into VinBiocare Biotechnology Joint Stock Company), Suoi Hoa Urban Development and Investment Joint Stock Company, Vinpearl Joint Stock Company (“Vinpearl”) and Vinpearl Australia Pty. Ltd, among others, with the proceeds from the loans used for investments in our business operations. The loans bear interest rates ranging from 4.4% to 15.0% per annum. The maturity dates of the loans range from two weeks to three years from the drawdown date. The highest outstanding balance of these loans between January 1, 2023 and December 31, 2025 was VND97,845.6 billion. As of December 31, 2025, the total amount outstanding under these loans was VND40,930.1 billion ($1,629.3 million).

In December 2022, December 2024 and during 2025, we exchanged VND45,733.7 billion, VND20,000.0 billion, and VND40,000.0 billion ($1,592.3 million), respectively, of our related party borrowings owed to Vingroup for totaling of 10,573,371,392 dividend preference shares of VinFast Vietnam. As of December 31, 2025, following the VFDI Spin-Off and the Novatech Spin-Off (collectively, the “Spin-Offs”), pursuant to which certain dividend preference shares originally held by Vingroup in VinFast Vietnam were transferred in connection with the Spin-Offs for Vingroup to hold interests in VFDI and Novatech, Vingroup held 4,350,143,614 and 109,112,261 dividend preference shares of VinFast Vietnam and VFDI, respectively, issued in exchange for such borrowings.

Guarantees from Vingroup

Certain loan facilities and bonds described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Description of Certain Indebtedness” is or, until such time that the relevant loan was repaid or the bond was redeemed, was guaranteed by Vingroup.

Loans from VinFast

Our subsidiaries have entered into lending agreements with Vingroup affiliates, including VinTech Technology Development Joint Stock Company (“Vintech”), VinSmart, SADO Trading Commercial Joint Stock Company (“SADO”), Vinpearl, Vietnam Grand Prix Limited Liability Company, Sai Dong Urban Development and Investment Joint Stock Company, Hanoi Southern City Development and Trading Limited Liability Company (which merged into SADO in 2020), Times Trading Investment and Development One Member Limited Liability Company, VinBus Ecology Transport Service Limited Liability Company (“Vinbus”) and Green Future USA INC. The loans were subject to interest rates ranging from 6% to 12% per annum. The maturity dates of the loans ranged from 6 months to 26 months from the drawdown date. The highest outstanding balance of these loans between January 1, 2022 and December 31, 2025 was VND10,200 billion. As of December 31, 2025, the total amount outstanding under these loans was VND10.5 billion ($0.4 million).

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

Capital Contributions into VinFast Vietnam

Between 2022 and 2025, Vingroup and other related parties made capital contributions to VinFast Vietnam and the Company through cash contributions and the conversion of related‑party borrowings into dividend preference shares. Unless otherwise stated, the dividend preference shares are transferable, non‑redeemable and carry no voting rights.

In March 2022, Vingroup made an advance capital contribution of VND6,000.0 billion in exchange for 600,000,000 dividend preference shares of VinFast Vietnam (“DPS1”). In 2022, Mr. Pham also made a deemed capital contribution of VND350.0 billion to support estimated extended warranty expenses for ICE vehicles sold prior to 2022. In December 2022, Vingroup, VIG and Asian Star made aggregate capital contributions of $13.5 million to the Company for working capital purposes.

In December 2022, VND45,733.7 billion of related‑party borrowings owed to Vingroup were exchanged for 4,573,371,392 dividend preference shares of VinFast Vietnam (“DPS3”), and Vingroup assigned Share Acquisition P‑Notes of VND25,782.2 billion in exchange for additional dividend preference shares (“DPS4”), resulting in the elimination of the related payable on a consolidated basis. In 2025, proceeds from the transfer of our interest in Novatech were used to partially and fully settle certain previously disclosed Share Acquisition P‑Notes held by VinFast Vietnam.

In November 2024, Vingroup announced that it intends to make capital contributions into VinFast Vietnam by converting up to VND80,000 billion of VinFast Vietnam’s related-party borrowings to Vingroup for up to 8,000,000,000 dividend preference shares of VinFast Vietnam (the “DPS5”) during a period of 24 months from November 12, 2024. The amount and timing of each conversion will be determined by mutual agreement between VinFast Vietnam and Vingroup.

From December 2024 to December 2025, VinFast Vietnam issued three tranches of DPS5 with a total of 6,000,000,000 preference shares to Vingroup. At any time, holders of the DPS5 may elect to convert these shares into ordinary shares of VinFast Vietnam at a pre-determined conversion ratio, based on a valuation of VinFast Vietnam conducted by an independent valuer prior to the issuance of the DPS5. If any amount of the DPS5 are transferred to us, they shall be automatically converted into ordinary shares of VinFast Vietnam at a conversion ratio of 1:1. Holders of the DPS5 will not have the right to attend VinFast Vietnam general meetings of shareholders or nominate individuals to VinFast Vietnam’s board of directors or supervisory board. The DPS5 entitle the holder to an annual fixed dividend of 12% of the offering price of their dividend preference shares in each year, whereby unpaid dividends shall be accumulated, if (i) VinFast Vietnam has positive net retained earnings (after deducting all dividend payments made in that year), and (ii) the payment of such dividends does not breach any other obligations of VinFast Vietnam. Timing for payment of annual dividends on the dividend preference shares shall be determined at the general meeting of shareholders of VinFast Vietnam. The dividend preference shares are transferrable, non-redeemable and carry no voting rights.

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

On November 12, 2024, VinFast Vietnam entered into the Grant Agreement with Mr. Pham, VIG and Asian Star, pursuant to which we can receive up to VND50,000.0 billion ($2.1 billion) in grants from Mr. Pham, directly or through Asian Star and VIG or other companies majority-owned or controlled by Mr. Pham. Mr. Pham, Asian Star and VIG would provide such funds in cash or other assets, including, but not limited to net proceeds from any sales of up to 34,929,486 Affiliate Resale Shares by Asian Star and VIG pursuant to the First Resale Registration Statement. We would be required to use the funds for principal and interest payments under existing borrowings, working capital, business activities, business expansion investments, and market development, in which case we would have no repayment obligation. The funds are required to be disbursed, whether in one lump sum or several tranches, no later than December 31, 2026 (“Disbursement Period”). Under the terms of the Grant Agreement, after the Disbursement Period, any additional proceeds from the sales of the Affiliate Resale Shares pursuant to the First Resale Registration Statement by the Selling Securityholders will be provided to us as a further grant from the Selling Securityholders to us. The funds would be provided for no consideration. The Grant Agreement is valid until terminated by mutual agreement or when all obligations are fulfilled. As of December 31, 2025, Mr. Pham has disbursed an aggregate amount of VND28,000.0 billion ($1.1 billion) to us as a grant.

Share Exchange Agreements

Prior to the Spin-Offs that occurred in 2024 and 2025, Vingroup held 7,856,684,290 preference shares in the capital of VinFast Vietnam, consisting of DPS1, DPS2, DPS3, and DPS4. As part of the Spin-Offs, the capital amount corresponding to such preference shares was allocated among VinFast Vietnam, VFDI and Novatech. In addition, prior to the Novatech Spin-Off, Vingroup held 3,000,000,000 preference shares in the capital of VinFast Vietnam, consisting of tranche 1 and tranche 2 of the DPS5, which were issued in December 2024 and March 2025. As part of the Novatech Spin-Off, the capital amount corresponding to such preference shares was allocated between VinFast Vietnam and Novatech.

After the Spin-Offs and the issuance of tranche 3 of the DPS5 in December 2025, as of December 31, 2025, Vingroup held 7,136,888,476 preference shares in the capital of VinFast Vietnam (“VinFast Vietnam Preference Shares”), 125,934,581 preference shares in the capital of VFDI (the “VFDI Preference Shares”), and 6,593,861,233 preference shares in the capital of Novatech (the “Novatech Preference Shares”).

On December 31, 2024, we entered into a series of share exchange agreements with Vingroup in respect of the preference shares in the capital of VinFast Vietnam and VFDI allocated from the DPS1, DPS2, DPS3, and DPS5, which were subsequently amended in October 2025 to facilitate the Novatech Spin-Off and related restructuring (the “Share Exchange Agreements”).

Pursuant to the Share Exchange Agreements, Vingroup has the right, but not the obligation, to request that we exchange any amount of the 4,558,672,454 VinFast Vietnam Preference Shares issued and allocated from the DPS1, DPS2, DPS3, and DPS5, plus up to 2,0000,000,000 DPS5 remaining to be issued (“VinFast Vietnam Exchangeable Preference Shares”) or any amount of the VFDI Preference Shares (collectively, “Exchangeable Preference Shares”) held by Vingroup for (a) our ordinary shares (“VFSG Shares”) or (b) cash equal to the net proceeds received by us from the allotment and issuance of such VFSG Shares to unrelated third parties plus such number of our ordinary shares necessary to cover any shortfall relative to the exchange number of shares.

The number of VFSG Shares to be issued shall be equal to the number of Exchangeable Preference Shares requested to be exchanged divided by an exchange rate (“Exchange Rate”) and rounded down to the nearest whole number.

For 913,439,612 VinFast Vietnam Exchangeable Preference Shares allocated from the DPS1 and DPS3, the Exchange Rate shall be 4.5 preference shares for each VFSG Share. For 102,589,457 VinFast Vietnam Exchangeable Preference Shares allocated from the DPS2, the Exchange Rate shall be 1.7 preference shares for each VFSG Share. For the VinFast Vietnam Exchangeable Preference Shares that (i) were allocated from the issued DPS5, and (ii) consist of DPS5 preference shares to be newly issued, the Exchange Rate shall be 10.1 preference shares for each VFSG Share. For 123,427,162 VFDI Preference Shares allocated from the DPS1 and DPS3, the Exchange Rate shall be 24.0 preference shares for each VFSG Share. For 2,507,419 VFDI Preference Shares allocated from the DPS2, the Exchange Rate shall be 1.7 preference shares for each VFSG Share.

In all cases, the Exchange Rates are subject to customary adjustment terms for dilutive corporate events. Each exchange would be subject to obtaining necessary approvals and other conditions. As of December 31, 2025, no shares have been issued pursuant to the Share Exchange Agreements.

With respect to the Novatech Preference Shares, Vingroup will have the right to exchange such Novatech Preference Shares for VFSG Shares held, directly or indirectly, by Mr. Pham and/or for cash consideration.

Acquisitions and Transfers of Investments

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

In August 2025, we spun off certain assets related to investment costs of completed research and development projects to establish Novatech and subsequently, transferred all of our shares in Novatech to Mr. Pham for a total consideration of approximately VND39.8 trillion ($1.6 billion), representing fair value of the transferred shares of VND17.25 trillion (approximately $679 million) based on an independent third party valuation plus an agreed premium.

Lease Agreements

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

In January 2023, we entered into a lease agreement with VHIZ JSC to lease a metal assembly factory within a larger automobile manufacturing plant. This lease agreement has been amended from time to time to reflect changes in the total leased area. The rent is VND149,500 per month per square meter (subject to a fixed increase of 10% every three years), subject to a discount of (i) 70% for the first seven years and (ii) 30% for the following two years. The agreement is valid until January 2033, unless terminated by mutual agreement, by either party upon giving three months’ written notice, failure by us to make timely lease payments, force majeure events, destruction of or irreparable damages to the factory, land acquisition by the government, or upon the occurrence of certain events, including bankruptcy and dissolution of any of the parties.

In March 2024, VinFast Lithium transferred a 7,641-square-meter leased area, originally under its agreement with VHIZ JSC, to VinEG. Consequently, VinEG became the lessee under a new lease agreement with VHIZ JSC. The rent is set at VND120,998, with the same annual increase percentage and termination terms. In 2023, 2024 and 2025, our aggregate lease expenses to VHIZ JSC were VND10.3 billion, VND13.8 billion and VND11.4 billion ($0.5 million), respectively. In November 2024, the lease agreements between us, VinEG and VHIZ JSC were amended to transfer all rights and obligations of VHIZ JSC to its subsidiary –VHIZ Hai Phong. The contract was terminated in December 2025.

In February 2025, we entered into a principal agreement with VHIZ Ha Tinh, a direct subsidiary of VHIZ JSC, to establish the key terms for leasing a new factory in Ha Tinh, Vietnam. In June 2025, we entered into a lease agreement with VHIZ Ha Tinh, as subsequently amended, to lease an area of 340,278 square meters. The rent is VND157,200 per month per square meter (subject to a fixed increase of 3.3% per year for the first ten years, and 4.5% increase for every three years thereafter). The rent is subject to a discount of (i) 70% for the first three years, (ii) 50% for the following two years and (iii) 30% for the subsequent five years, after which the rent will be determined based on prevailing market reference rental rate. The agreement is valid until December 2094, unless terminated by mutual agreement, by either party upon giving three months’ written notice, upon our failure to make timely lease payments, or due to force majeure events. In 2025, our aggregate lease expenses to VHIZ Ha Tinh was VND305.6 billion (USD12.2 million).

In November 2022, our subsidiary, VinEG (then VinES), entered into a lease agreement with VHIZ JSC to lease an area of 33,000 square meters as part of the automobile manufacturing plant for the purpose of research, test and production of battery. Subsequently, in March and October 2023, VinEG signed additional lease agreements with VHIZ JSC for 9,829 square meters and 42,736 square meters, respectively, to implement cell research, development and production project. The October lease agreement was amended on November 1, 2023, to reduce the total lease area from 42,736 to 41,770 square meters. The rent for each agreement is VND110,000 per month per square meter (subject to a fixed increase of 10% every three years). These agreements are valid until July 2067, unless terminated under any of the following conditions: mutual agreement, either party giving three months’ written notice, our failure to make timely lease payments, force majeure events, destruction of or irreparable damage to the factory, land acquisition by the government, or the occurrence of certain events, including bankruptcy and dissolution of any of the parties. In May 2025, VinEG, VHIZ Hai Phong and VinFast Vietnam entered into a transfer contract, pursuant to which, VinEG agreed to transfer and VinFast Vietnam agreed to assume rights and obligations relating to an area of 8,500 square meters forming part of the total area leased by VinEG from VHIZ Hai Phong. In 2023, 2024 and 2025, our aggregate lease payment to VHIZ JSC and subsequently, VHIZ Hai Phong, were VND104.3 billion VND111.7 billion and VND104.8 billion ($4.2 million), respectively.

We lease retail, charging and advertising spaces in shopping malls from Vincom Retail (including Vincom Retail Joint Stock Company and Vincom Retail Operation Company Limited) and Vincom NCT Real Estate Limited Liability Company. Vincom NCT Real Estate Limited Liability Company ceased to be a related party in November 2025. The majority of the retail leases with Vincom Retail and Vincom NCT Real Estate Limited Liability Company range in length from four to seven years. In 2023, 2024 and 2025, our aggregate lease expenses to Vingroup affiliates were VND167.8 billion, VND115.3 billion and VND147.0 billion ($5.9 million), respectively.

VinES leased a warehouse with an area of 750 square meters located at Dinh Vu – Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong City, Vietnam from us. The lease was terminated by mutual agreement on December 31, 2023.

We lease office space from Vinhomes. This lease is valid from 2019 to 2025. In 2023 and 2024, our aggregate lease expenses to Vinhomes were approximately VND38.9 billion for each year. For the year ended December 31, 2025, our aggregate lease expenses to Vinhomes were VND82.1 billion ($3.3 million).

In January 2023, we entered into a lease agreement for office space from Gia Lam Urban Development and Investment LLC, which was amended in September 2025. This lease is valid until November 2027. For the year ended December 31, 2025, our aggregate lease expenses were VND32.4 billion ($1.3 million).

In 2020, we entered into certain vehicle leasing agreements with Vinhomes, all of which are valid for one year and have since been automatically extended. Our revenue from such leases amounted to VND0.8 billion and VND0.4 billion and VND0.1 billion ($4,340.1) for the years ended December 31, 2023, 2024 and 2025, respectively. The contract was terminated in March 2025.

Cross-Promotional Activities

We and certain Vingroup affiliates have entered into various purchase and cooperation agreements to cross-promote products and services within the Vingroup ecosystem. We purchased e-vouchers for resort packages from Vinpearl to distribute as holiday and event gifts to customers that purchase our vehicles. In 2023, 2024 and 2025, such purchases amounted to VND160.6 billion, VND55.4 and VND39.3 billion ($1.6 million), respectively. As of December 31, 2025, we had no outstanding advance payment to Vinpearl to purchase Vinpearl e-vouchers that can be used towards payment for stays at Vinpearl hotels, to distribute to customers who purchase our vehicles.

As part of its ongoing promotional program that commenced in 2020, Vinhomes provides VinFast vouchers to new customers when they purchase a Vinhomes property. In addition, as part of a 2022 “green living” program, Vinhomes provides existing customers who have previously purchased a Vinhomes property with “green living” vouchers. Both of these vouchers can be used towards payment for the purchase of our vehicles and are applied in Vietnam only. In 2022, Vinhomes paid a total of VND5,346.0 billion, of which VND938.0 billion, VND50.4 billion and nil were utilized in 2023, 2024 and 2025 in connection with promotional voucher programs, respectively. See also “Item 5 — E. Critical Accounting Estimates — Revenue recognition — Sales of vehicles (automobiles, e-scooters).”

In January and October 2025, our subsidiary entered into a gift voucher sale and purchase contract with VinApp JSC (formerly known as VinClub JSC), a subsidiary of Vingroup, pursuant to which, VinApp agreed to sell gift vouchers for distribution to our customers under the VinApp customer loyalty program. The gift vouchers may be activated and converted into VPoint, which can be used to pay for goods and services within the Vingroup ecosystem in accordance with the program rules. For the year ended December 31, 2025, the total charges by VinApp amounted to VND299.2 billion ($11.9 million).

Service Agreements with Vingroup Affiliates

We have entered into a number of service agreements and framework agreements and submitted purchase orders with our affiliates, pursuant to which we purchased various goods and services in relation to the operation of our business. This includes the purchase of (i) information security services relating to the cybersecurity of our smart vehicle line from VinCSS Internet Security Services Joint Stock Company; (ii) certain technology devices, software and related machines and equipment as well as related services, including consultancy, implementation, training, guidance, assistance and installation services, from Vinsoftware Software System Development Limited Liability (which merged into VIN3S); (iii) information technology goods, machinery, equipment and services relating to the installation and synchronization of such goods and equipment from Vintech; (iv) materials, spare parts and assets from VinSmart; (v) management products and services for the management of all information technology activities on our system from VIN3S and VinSmart Future (formerly known as VinITIS Joint Stock Company); (vi) medical services and pharmaceutical supplies from Vinmec International General Hospital Joint Stock Company for our employees; (vii) educational services from Vinschool One Member Company Limited to cover tuition for children of select employees enrolling in schools under Vinschool’s educational system; (viii) certain services in relation to the development of ADAS MCU software from Vantix Technology Solutions And Services Joint Stock Company; (ix) services relating to the development and implementation of our Hai Phong manufacturing facility from Vincom Construction and Consultancy Limited Liability Company (which was merged into Vinhomes); (x) used electronic goods, equipment and smart service development from Big Data Research Institute; (xi) management and consultancy services in relation to the construction, renovation and repair of service workshops and showrooms of VinFast in Vietnam from Vinhomes; (xii) TVs and services in relation to the installation of certain equipment in our showroom from VinSmart; (xiii) airplane ticket, conferences services, events services, catering services and hospitality related services from Vinpearl; (xiv) IT equipment and services from Vingroup, and (xv) software development services from VINSOC Joint Stock Company (formerly known as VinHMS Software Production and Trading Joint Stock Company). The agreements generally have a term of one year, with some agreements being subject to automatic renewal unless a party opts to terminate. In 2023, 2024, and 2025, such purchases amounted to VND3,013.6 billion, VND840.7 billion and VND927.7 billion ($36.9 million), respectively.

In December 2024 and April 2025, VinEG and VinES Ha Tinh entered into purchase agreements with V‑G High‑Tech Energy Solutions Co., Ltd. (“V‑G”), our joint venture with Gotion, either directly or through a purchase agency, for the purchase of battery cells to be used in their battery production. For the year ended December 31, 2025, such purchases amounted to VND4,159.0 billion ($165.6 million).

In January 2025, VinFast Commercial and Services Trading entered into a referral service contract with GSM, pursuant to which GSM introduces VinFast EVs to potential customers and refers such customers to us in exchange for a service fee. For the year ended December 31, 2025, total service fees arising from this contract amounted to VND92.0 billion ($3.7 million).

Sales Agreements with Affiliates

Between March 2023 and December 2023, VinFast Commercial and Services Trading entered into a series of vehicle sale agreements (as amended) with GSM for the sale and delivery of EVs and e-scooters. These agreements provided for the sale and delivery of up to 30,000 EVs and 200,000 e-scooters over two years (subject to mutual agreement on final quantities and pricing), as well as supplemental agreements for the sale of additional 19,907 EVs in aggregate. The agreements were terminable by mutual agreement or by us in the event of GSM’s failure to receive vehicles on their delivery dates or to settle any payment within 60 days from the due date.

In December 2024, VinFast Commercial and Services Trading entered into a vehicle sale framework agreement with GSM for underlying principles, general terms and conditions for the sale and delivery EVs and e-scooters. Pursuant to this agreement, specific terms such as the price, quantity, and delivery date of the vehicles, along with other conditions, will be determined according to each purchase plan notification submitted by GSM. Once accepted by us, such notifications become legally binding and form part of the agreement. Each notification remains valid unless unilaterally terminated by us if GSM fails to receive the vehicles on the delivery dates. This agreement also covers the sale and delivery terms arising from previous sale agreements. For the year ended December 31, 2025, we recognized VND15,282.5 billion ($608.4 million) in revenue from the sale of vehicles delivered to GSM.

In April 2025, VinFast Vietnam entered into a vehicle distribution framework contract with GSM, pursuant to which GSM became our authorized dealer in order to promote and sales of our products and services, including, but not limited to, the sales of e-bus models. For the year ended December 31, 2025, total revenue arising from this contract amounted to VND1,614.5 billion ($64.3 million).

In July 2024, our subsidiary, VinFast Indonesia, entered into sale and purchase agreements with PT. XanhSM Green and Smart Mobility Indonesia, a subsidiary of GSM, for the sale and delivery of VinFast vehicles. Vehicle specifications consisting of type, quantity and price will be agreed for every purchase during the term of such sale and purchase through certain purchase order or similar document. For the year ended December 31, 2025, we recognized VND3,330.0 billion ($132.6 million) in revenue from the sale of vehicles delivered.

In April 2025, our subsidiary, VinFast Philippines entered into sale agreements with Green and Smart Mobility Philippines, (as amended), for the sale of VinFast vehicles. For the year ended December 31, 2025, we recognized VND1,632.5 billion ($65.0 million) in revenue from the sale of vehicles delivered.

In March 2025, VinFast Vietnam entered into a framework sale agreement with XanhSM Sole for the sale of VinFast vehicles. For the year ended December 31, 2025, we recognized VND18.1 billion ($0.7 million) in revenue from the sale of vehicles delivered.

In September 2025, VinFast Vietnam entered into a sale agreement with Green and Smart Mobility Philippines, for the sale and delivery of VinFast vehicles. In November 2025, VinFast Vietnam entered into a sale agreement with PT. XanhSM Green and Smart Mobility Indonesia, for the sale and delivery of VinFast vehicles. For the year ended December 31, 2025, no revenue was recognized under these agreements.

Since the commencement of our commercial relationship with GSM in March 2023 through December 31, 2025, we had delivered a cumulative total of approximately 98,741 EVs and 51,679 e-scooters to GSM and its subsidiaries pursuant to the above vehicle sale agreements. In 2023, 2024 and 2025, revenue from sales to GSM and its subsidiaries was VND18,557.7 billion, VND11,506.3 billion and VND21,877.4 billion ($870.9 million), respectively.

In September 2024, we entered into a vehicle sale agreement with Green Future Services and Trading JSC (“Green Future”) for the sale and delivery of new VinFast EVs which was later amended by a framework contract signed in November 2024, governing the general terms and conditions for the sale and deliveries of both cars and e-scooters. For the year ended December 31, 2024 and 2025, we recognized VND34.8 billion and VND1,786.3 billion ($71.1 million), respectively, in revenue from the sale of new vehicles delivered to Green Future.

We have entered into sales agreements with VinBus for the sale of e-buses, aggregating revenue of VND170.4 billion, VND87.1 billion and VND27.5 billion ($1.1 million) in 2023, 2024 and 2025, respectively.

In addition to the agreements with GSM, Green Future, and VinBus, we entered into vehicle sale agreements (i) in 2023, with Ecology Development and Investment JSC (“Ecology”) for the sale and delivery of e-buses, for a total consideration of VND275.2 billion (ii) in 2023, 2024 and 2025 with Vinhomes for the sale of vehicles amounting to VND1,358.0 billion, 265.0 billion and VND94.2 billion ($3.7 million), respectively, in EVs and (iii) in 2023 and 2025 with Vingroup for the sale of VND23.1 billion and VND86.2 billion ($3.4 million), respectively, in EVs and the provision of electric battery rental services to Vingroup. The agreements are valid until terminated by Ecology, Vinhomes, or Vingroup, by mutual agreement or by us in case of breach by Ecology, Vinhomes, or Vingroup.

In connection with our acquisition of the smart home devices business from VinSmart, in December 2022, February 2023 and March 2023, one of our subsidiaries entered into sales agreements with Vinhomes, pursuant to which we undertook to sell smart home devices to Vinhomes and its subsidiary for a total consideration of VND118.7 billion. In addition, in December 2022, one of our subsidiaries entered into a tripartite transfer agreement, pursuant to which VinSmart transferred its rights and obligations under its sales agreement with Thai Son dated June 14, 2022 to supply smart home devices to Thai Son. For the year ended December 31, 2023, sales of smart home devices to such Vingroup affiliates amounted to VND165.0 billion.

In addition to all agreements mentioned above, we entered into agreements with other related parties with total revenue of VND157.0 billion ($6.2 million) for the year ended 31 December 2025.

In December 2025, VinES Ha Tinh entered into a distribution agreement with VinEnergo, pursuant to which VinEnergo shall purchase BESS from VinES Ha Tinh. This agreement shall remain in force for five years and may be renewed upon mutual agreement. For the year ended December 31, 2025, we recognized VND18.3 billion ($0.7 million) in revenue from the deliveries of BESS.

Agreements with VinES Relating to the Battery Business Prior to Our Acquisition in January 2024

In connection with our restructuring, VinFast Vietnam transferred various assets related to battery manufacturing to VinES, pursuant to an in-principle asset sale agreement with VinES and on the understanding that VinES would become one of our battery suppliers.

We entered into a battery sale and purchase framework agreement (as amended) with VinES, on September 23, 2022, pursuant to which VinES is responsible for supplying to us batteries that it has developed and that we have approved for use in our vehicles. Battery sale prices, quantities and other terms are determined from time to time and set out in the relevant purchase orders and planned purchase agreements. We are required to provide VinES with a six-month forecast of our battery requirements to facilitate VinES’ manufacturing plans and ensure a sufficient supply of batteries for our operations. We are also required to notify VinES at least 18 months in advance if our requirements are expected to increase substantially above VinES’ supply capacity. We may terminate the agreement at any time by giving VinES 30 days’ written notice. The agreement is valid until terminated by mutual agreement of the parties. In addition, on January 1, 2023, VinFast entered into an amendment agreement to the battery sale and purchase framework agreement with VinES, dated September 23, 2022, pursuant to which VinES will provide battery packs processing services for our VF 8 and VF 9 SDI battery cells. VinFast may terminate the amendment agreement at any time by giving VinES 30 days’ written notice. This agreement expired on December 31, 2024 and was not renewed. Following the spin-off of VinES described in “—Agreements with VinES Relating to the Battery Business Prior to Our Acquisition in January 2024,” VinEG, a consolidated subsidiary, assumed VinES’ obligations under these purchase orders, and subsequent payments are intra-group transactions eliminated on consolidation.

In 2023, we also entered into a battery sale and purchase framework agreement with VinES Ha Tinh pursuant to which VinES Ha Tinh is responsible for supplying batteries that it has designed and developed for our vehicles. Battery sale prices, quantities, and other terms are determined from time to time and set out in the relevant price agreement letters, purchase orders, and planned purchase agreements. The agreement is valid until terminated by mutual agreement of the parties.

On September 23, 2022, we entered into a consultancy service agreement with VinES, pursuant to which VinES has agreed to provide us with consulting and management services for battery-related matters for batteries that we purchase from VinES as well as third-party battery suppliers. The services include technology consulting, the supply of resources, network building, pricing of input materials and battery products, battery testing and development, contract negotiation, registration and application for battery certification, and recycling solutions. We are required to pay VinES a service fee of VND120 million per month for each battery model that VinES provides consulting and management services on, plus actual costs incurred. The agreement was terminated in 2023.

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

In 2022 and 2023, we entered into a series of purchase orders with VinES, pursuant to which VinES agreed to provide us with engineering design and development services and tooling packs used in the production of battery packs for our VF e34, VF 8, VF 9, and e-scooters in accordance with the terms set forth in the relevant purchase orders. For the year ended December 31, 2024, we paid VinES VND615.7 billion ($25.3 million) (inclusive of VAT) for such services and tooling packs. Following the spin-off of VinES as described in the paragraph below, VinEG, a consolidated subsidiary, assumed VinES’ obligations under these purchase orders, and subsequent payments are intra-group transactions eliminated on consolidation. See “—Agreements with VinES Relating to the Battery Business Prior to Our Acquisition in January 2024” for more details.

In May 2024, we completed a spin-off of VinES’ core business operations and assets relating to battery pack assembly and battery cell manufacturing to a new subsidiary, VinEG. VinES was subsequently transferred to Mr. Pham for zero consideration and ceased to be a subsidiary of our Company. Following this transaction, VinEG has assumed VinES’ aforementioned ongoing agreements.

IT, IP Licensing and R&D Agreements

We entered into an intercompany IP license agreement with Vingroup dated December 1, 2020 (including amendments thereto dated July 2, 2021 and December 17, 2024), pursuant to which Vingroup agreed to grant us a perpetual, non-exclusive, sub-licensable, royalty-bearing license to exercise certain licensed IP, mainly comprising trademarks, as well as some know-how, patents and copyrights, and other IP necessary or useful for carrying out the development, manufacture, sale, promotion, distribution, servicing and related activities in connection with our automotive business (the “Licensed IP”). Any improvements made by us to the Licensed IP shall be assigned to Vingroup. The license fee consists of (i) the actual costs incurred by Vingroup for the registration, prosecution, maintenance and renewal of the Licensed IP and (ii) an annual fee equal to 2% of the costs incurred by Vingroup for the establishment of the Licensed IP.

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

We did not pay any fees to our affiliates under such agreements in 2023, 2024 and 2025.

Following the Novatech Spin-Off, we entered into a license agreement with Novatech dated August 22, 2025, pursuant to which, Novatech granted us an exclusive, perpetual, irrevocable, and worldwide license to use the licensed portfolio, including technologies, processes, solutions, data, technical specifications, intellectual property rights, and related technical documentation, for the purpose of manufacturing, selling, supplying, commercializing, repairing, and maintaining licensed products. The license fee is fixed at VND25,198 billion ($1,003.1 million) which is equivalent to 3% of total forecast net revenue from the sale of the Licensed Products (as defined therein) for the entire duration of the license usage in accordance with the Agreement.

Agreements with VinFast Lithium

We entered into a sales agreement with VinFast Lithium to purchase lithium battery packs used in the manufacture of our e-scooters. The sales agreement has an initial term of three years and is subject to automatic renewal for successive three-year periods until terminated by either party. The purchases from VinFast Lithium amounted toVND5.1 billion in 2023 and nil in 2024 and 2025, respectively.

Collateral sharing arrangements

A subsidiary of VinEG has pledged its manufacturing facility in Ha Tinh as collateral to secure certain loans for us and one of our affiliates, and similarly, our affiliates have pledged certain of their properties to secure our loan repayment obligations.

Business Cooperation Contract with V-Green

In September 2024, our subsidiary, VinFast Commercial and Services Trading, entered into a business cooperation contract with V-Green, pursuant to which V-Green shall operate the VinFast charging station system (the “V-Green BCC”). Pursuant to the agreement, V-Green will be responsible for the management, operation, and service provisions of the VinFast charging station system (the “Business Activities”). In consideration for the cooperation capital, from September 2024 to June 2025, we are entitled to a distribution of 13.5% of the total revenue from the Business Activities, which shall be paid quarterly. After this period, the parties will review and agree annually on revenue-sharing distributions for the following year. For each year, if the parties do not reach an agreement or propose any change on the revenue-sharing rate, the current year’s rate will apply to the next year. Upon expiry of the agreement, the parties will agree to implement one of the following options:(i) receive, in full, the project assets that we have contributed, or (ii) transfer all project assets to V-Green at a mutually agreed-upon reasonable price. The V-Green BCC expires on December 31, 2032. For the year ended December 31, 2024 and 2025, the revenue shared under this contract amounted to VND55.3 billion and VND232.4 billion ($9.3 million), respectively.

In July 2024, V-Green entered to a service contract with VinFast Commercial and Services Trading to provide free charging service to our customers. This contract is valid from July 2024 to November 2024. In addition, in December 2024, V-Green entered into agreements with VinFast Vietnam and VinFast Commercial and Services Trading under which we will pay V-Green the charging station service fee that our customers incur for using V-Green’s charging stations, or the difference between the charging station service fee collected from our customers and the charging station service fee listed by V-Green according to our promotion programs offered to our customers from time to time. The agreement is valid until the business cooperation contract is terminated or under specific violations, whichever comes first. For the year ended December 31, 2024 and 2025, charging station service fee incurred under this agreement amounted to VND211.9 billion and VND388.5 billion ($15.5 million), respectively.

In connection with our free charging program in Vietnam that continues until June 30, 2027 (or December 31, 2027 for customers who purchase our EVs with batteries before March 1, 2025), Mr. Pham, VinFast Vietnam, VinFast Commercial and Services Trading and V-Green entered an agreement under which, (i) Mr. Pham is responsible for paying the costs to implement the Vietnam Charging Program for all applicable sales under the program until December 31, 2024, subject to exclusions set forth in the agreement, and (ii) VinFast Vietnam is responsible for paying the costs to implementing the Vietnam Charging Program for all EVs sold from January 1, 2025 onward. For the year ended December 31, 2025, charging station service fee incurred under this agreement amounted to VND1,158.7 billion ($46.1 million). On March 24, 2026, this agreement was amended, pursuant to which, the free charging program will be extended to February 2029, subject to conditions set forth in the amendment. VinFast Vietnam continues to be responsible for the costs of implementing the program for vehicles sold on or after February 10, 2026 until June 30, 2027. Mr. Pham is responsible for paying the costs of implementing the program from July 1, 2027 to February 2029.

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

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On April 12, 2024, a putative shareholder, Jeremie Comeau, filed a class action lawsuit against our Company, our former and current Chief Executive Officer, our former and current Chief Financial Officer, and members of our Board of Directors (collectively, the “Comeau Defendants”) (the “Comeau Action”). the Plaintiff alleges that the Comeau Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The lawsuit purports to bring claims on behalf of investors in the Company who purchased securities (i) “pursuant and/or traceable to” the offering documents issued in connection with the August 14, 2023 merger among the Company, Black Spade Acquisition Co., and Neuvo Tech Limited, and/or (ii) “between August 15, 2023 and January 17, 2024.” The Plaintiff alleges that Comeau Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) and seek damages and other relief. On May 9, 2024, the Court granted the parties’ joint stipulation accepting service and postponing any necessary filings until after a Lead Plaintiff was selected by the Court. On November 1, 2024, the Court consolidated the Comeau and Qian cases into one and appointed the Nannicinis as Lead Plaintiffs, and their counsel, Robbins Geller, as lead counsel. On January 15, 2025, the Lead Plaintiffs filed their Amended Complaint, which, among other changes, removed our current Chief Financial Officer as a defendant. On January 22, 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. In accordance with the Court’s rules, on March 17, 2025 the Comeau Defendants filed a letter setting forth the bases for their anticipated motion to dismiss and requesting a pre-motion conference with the Court, and Lead Plaintiffs filed a response on April 16, 2025. On March 18, 2025, the Court granted the Comeau Defendants’ request for a pre-motion conference. The parties attended a pre-motion conference on May 15, 2025, at which the Court granted the Defendants’ request to file a motion to dismiss. The Defendants’ motion to dismiss was fully briefed as of October 27, 2025. The Court held oral argument on the motion on January 15, 2026, and reserved decision. As of April 24, 2026, no decision has been issued on the motion.

Arcelormittal, Plaintiff, v. VinFast Auto, LLC; VinFast USA Distribution, LLC; Vingroup USA, LLC; VinFast Vietnam; and VinFast Auto Ltd.

In April 2024, ArcelorMittal S.A. (“ArcelorMittal”) filed complaints with the U.S. District Court for the Central District of California (the “Court”) and the United States International Trade Commission (the “ITC”) against VinFast Auto Ltd., VinFast Auto, LLC, VinFast USA Distribution, LLC, Vingroup USA, LLC and VinFast Vietnam, alleging that the VinFast entities develop, manufacture and import certain products in a manner that allegedly infringes U.S Patent Nos. 10,961,602 and 11,326,227 held by ArcelorMittal, and incorporate such products into VinFast’s vehicles. The complaints request that the ITC and/or the Court, among other things, initiate an investigation into the matter, issue a permanent limited exclusion order to prevent the relevant products and vehicles from entering the United States, enforce a cease-and-desist against VinFast and an award of damages to ArcelorMittal. The District Court action has been stayed pending resolution of the ITC action. The ITC action is currently in discovery and an evidentiary hearing (trial) was held from March 3 to March 7, 2025. VinFast and ArcelorMittal submitted their opening post-hearing briefs to the Judge. After a full trial in March 2025, the Administrative Law Judge’s Initial Determination, issued on July 18, 2025, found that no violation was committed by the VinFast entities, and the Commission’s Final Determination affirmed this finding on September 23, 2025. No appeal has been filed. The District Court action remains stayed.

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

B.Memorandum and Articles of Association

A copy of our constitution is incorporated by reference as Exhibit 1.1 to this Annual Report. Under the Singapore Companies Act and our constitution, subject to the provisions of the Singapore Companies Act and any other written law and our constitution, we have full capacity to carry on or undertake any business or activity, do any act, or enter into any transaction, and for the purposes of the foregoing, full rights, powers, and privileges.

According to Regulation 4 of our constitution, we have full power and capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and for these purposes, full rights, powers and privileges, subject to the Singapore Companies Act (and where applicable, the rules and regulations of Nasdaq) and any other written law and our constitution.

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

Subject to specified exceptions and Section 10L of the SITA, Section 13W of the SITA provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares or preference shares that are accounted for as equity by an investee company under the applicable accounting principles (or both) on or after 1 January 2026 where:

(i)	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares or preference shares (or both) of the company whose shares are being disposed; and
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

Based on our current income and assets (taking into account the expected cash proceeds from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement and our current market capitalization), we do not believe we were a PFIC for our taxable year ended December 31, 2025. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis after the close of each taxable year and that depends, in part, upon the composition of our income and assets. In addition, the application of the PFIC rules to companies with our composition of income and assets is subject to significant uncertainty. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the second part of the test described above may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised from issuances of our ordinary shares pursuant to the Yorkville Subscription Agreement. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our income and assets that are passive under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any prior or future taxable year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provision contained in Section 16 of the Exchange Act with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm, and our officers and directors are required to report to the SEC on their beneficial ownership of our securities and changes thereto pursuant to Section 16 of the Exchange Act starting on March 18, 2026. The SEC also maintains a website at www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC.

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

Interest rate risk

We are exposed to interest rate risk due to our debt obligations with floating interest rates. As of December 31, 2025, VND53,762.1 billion ($2,140.1 million), or 65.4% of our total debt had floating interest rates. We define “total debt” as the sum of our short-term and current portion of long-term interest-bearing loans and borrowings and long-term interest-bearing loans and borrowings, excluding borrowings from related parties. We hedge a portion of this risk by entering into interest rate swaps for certain loans and borrowings. The recent rise in interest rates has led to increases in interest rates of our floating interest loans, leading to increases in finance costs. To manage this risk, we monitor market movements to select the appropriate time and terms to consider when entering into these interest rate swaps transactions.

As of December 31, 2024 and December 31, 2025, the benchmark used in the majority of our floating rate loans was SOFR plus a margin ranging from 0.75% to 4.7% per year. An increase or decrease in the SOFR of 1.5%, holding all other variables constant, would result in an increase or decrease in the fair value of cross currency interest rate swap derivative instruments of approximately VND79.6 billion or VND84.8 billion, respectively, in our net loss for the year ended December 31, 2024. An increase or decrease in the SOFR of 1.5%, holding all other variables constant, would result in an increase or decrease in the fair value of cross currency interest rate swap derivative instruments of approximately VND31.7 billion ($1.3 million), in our net loss for the year ended December 31, 2025.

Foreign exchange risk

Our functional and reporting currency is Vietnamese Dong. We are exposed to foreign exchange risk in respect of our operating activities, including the import of some supplies and components used in the manufacture of our EVs, which includes the chassis, powertrain, and electrical and electronic parts, and our loans and borrowings denominated in non-VND currencies, in particular U.S. dollars. As of December 31, 2025, 46.7% of our total debt (which consists of our short-term and current portion of long-term interest-bearing loans and borrowings, and long-term interest-bearing loans and borrowings, excluding borrowings from related parties) were denominated in U.S. dollars, 47.9% were denominated in Vietnamese Dong, and 1.7% were denominated in Indonesia Rupiah, 3.7% were denominated in Indian Rupee. Our exposure to foreign exchange risk will increase as revenue from the sales of EVs and the provision of related services in other markets, such as Indonesia, India, the Philippines, North America and Europe, which are denominated in foreign currencies, contribute a greater share of our revenue. We hedge a portion of this risk by entering into foreign exchange rates swap and foreign exchange forward contracts for certain loans and borrowings.

Liquidity risk

We are exposed to liquidity risk. We manage this liquidity risk by arranging for long-term credit facilities with banks, seeking financial support from Mr. Pham and Vingroup, including in the form of debt financing, corporate loan guarantees, capital contributions and grants, among others, as well as issuing long-term corporate bonds, to ensure that our outstanding loans and bonds can be repaid following the rollout of our EV business and expansion initiatives.

For more information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face challenges associated with the marketing and sale of our products in a range of different markets” and “— Risks Relating to Our Financial Position and Need for Additional Capital — We have a history of losses, negative cash flows from operating activities and negative working capital. We may require additional funding to support our ongoing operations.”

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

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below. Notwithstanding the identified material weaknesses, our CEO and CFO have concluded that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was not effective due to the material weaknesses as described below. Notwithstanding the material weaknesses described herein, we believe that our consolidated financial statements for the periods covered by and included in this annual report are prepared in accordance with U.S. GAAP and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

Financial statement close process and IT General Controls (“ITGCs”) Material Weaknesses and Remediation Plans

The material weaknesses that we have identified relate to:

●	certain control activities impacting the financial statements close and consolidation process, the precision of management review controls, including those over the warranty reserve and manual journal entries, were not designed and operating effectively, resulting in certain errors not being prevented or detected and corrected in a timely manner;
●	ineffective IT general controls over key financial reporting applications, programs and data, including periodic monitoring to ensure that program changes were authorized and appropriately tested, as well as the evaluation of the appropriateness of user access rights.

Management is committed to ongoing remediation efforts to address these material weaknesses, and significant progress has been made to date. The measures that we have implemented and are continuing to implement are intended to address both the identified material weaknesses and to enhance our overall financial control environment, and include the following:

●	conducted internal controls and global compliance training for our employees, as well as in-depth training on ICFR control implementation for our accounting and finance teams. Additionally, we have engaged a professional consulting firm to conduct training on the Sarbanes-Oxley Act of 2002 (the “SOX Act”) requirements;
●	refined the roles and responsibilities we have established for the accounting and financial reporting staff and other operation departments across our Company. We have also enhanced the control layers around U.S. GAAP accounting entries and estimates, timeline monitoring, cooperation between accounting and operational departments for the closing process;
●	enhanced process documentation and testing control procedures used in the preparation of financial statements with more control review details and robust feedback mechanism to improve control design; and
●	implement additional ICFR testing of internal control processes to identify control gaps and implement robust remediation measures.

For Information Technology General Controls, we have developed and are continuing to implement a remediation plan with a strong focus on strengthening the design and operating effectiveness of ITGCs, which includes the following key actions:

●	engaging a third-party consulting firm to perform a comprehensive review and enhance the ITGCs framework and segregation of duties (“SoD”) design that serves as a guidance for management’s risk assessment in IT environment, ITGCs design and implementation, including remediation of identified control gaps and improvement of overall control maturity;
●	enhancing the design of internal controls over IT system change management processes to ensure that changes to IT systems are tested and that monitoring mechanisms are in place to enforce good governance over the IT environment; and
●	enhancing the business SoD design, analyzing existing SoD conflicts within the systems, and designing and implementing segregation‑of‑duties controls to manage conflicts‑of‑interest risks, reduce the risk of unauthorized activities, and improve overall access governance.

The material weaknesses cannot be considered fully remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that such controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, we are only in the process of implementing such remedial measures. Therefore, we will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above and perform additional procedures prescribed by management. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financial Position & Need for Additional Capital —We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, impair our ability to produce timely and accurate financial statements.”

Remediation of Previously Disclosed Material Weakness

As previously reported in “Item 15. Controls and Procedures” of our Annual Report on Form 20‑F for the fiscal year ended December 31, 2024, in connection with our assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, we identified control deficiencies relating to insufficient financial reporting and accounting personnel with the appropriate knowledge, skills, and experience in applying U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately. These deficiencies, in the aggregate, constituted a material weakness in our internal control over financial reporting.

We have completed the execution of our remediation plan for this material weakness and, as of December 31, 2025, successfully remediated the material weakness by implementing the following measures:

●	engaged third‑party experts to update our U.S. GAAP accounting policy manual to address new transactions and accounting guidance; and
●	enhanced our training programs and financial statement review procedures to reflect changes in accounting standards and regulatory requirements, including engaging third‑party experts to provide updates on U.S. GAAP, SEC reporting requirements and procedures, and relevant industry practices, thereby upskilling our financial reporting and accounting personnel.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Vietnam Limited, an independent registered public accounting firm, as stated in their report on our internal control over financial reporting as of December 31, 2025, which is included herein. See paragraph “Attestation Report of the Registered Public Accounting Firm” of the present Item 15, below.

Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Vietnam Limited, has audited the consolidated financial statements included in this Annual Report, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of Ernst & Young Vietnam Limited, is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

Except as discussed above, there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

Our Company has a Code of Conduct which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Conduct applies to all of our Company’s executive officers, Board members and employees. We did not grant any waivers to the Code of Conduct during the year ended December 31, 2025.

Our Code of Conduct is available on our website at https://vinfastauto.us/investor-relations/governance. Our Code of Conduct is not incorporated by reference to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed or accrued for professional services rendered by our principal accountants Ernst & Young Vietnam Limited for fiscal year ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025

	(in thousands of USD)
Audit Fees(1)	10,950.0	10,570
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	10,950.0	10,570
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and other audit services provided by our independent registered public accounting firm in connection with regulatory filings to the SEC.
(2)	“Audit-related fees” means the aggregate fees listed for professional services rendered by our independent registered public accounting firm related to the audit of our financial statements that are not reported under “audit fees.”
(3)	“Tax fees” means the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees billed for transaction and other advisory services provided by our independent registered public accounting firm.

Pre-approval Policies and Procedures of the Audit Committee

Under applicable SEC rules, our Audit Committee must pre-approve audit services, audit-related services, tax services and other services to be provided by the principal accountant to ensure that the independence of the principal accountant under such rules is not impaired as a result of the provision of any of these services, unless the engagement is entered into pursuant to appropriate pre-approval policies established by our Audit Committee or if such service falls within available exceptions under SEC rules. Our Audit Committee has adopted an audit and non-audit services pre-approval policy, which lists particular audit and non-audit services that may be provided without specific pre-approval.

All services provided by our principal accountants in 2025 detailed in the table above were approved by our Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Singapore corporate governance practices instead of certain NASDAQ Stock Market LLC Rules (the “Nasdaq listing rules”). Such Singapore corporate governance practices are set out under the Singapore Companies Act and our Constitution. We currently follow home country practices in lieu of the listing requirements of Nasdaq with regard to the following:

●	The requirements of Section 5250(b)(3) and Section 5250(d) of the Nasdaq listing rules for certain disclosures of third-party director and nominee compensation and distribution of annual and interim reports, respectively. Under applicable Singapore law and our Constitution, we are not required to disclose such compensation or distribute such reports in the manner specified by such rules. We are instead required to cause to be prepared and laid before the Company in general meeting such financial statements, balance sheets, reports, statements and other documents as may be necessary.
●	The requirement of Section 5605(b)(1) of the Nasdaq listing rules that a company’s board of directors to be comprised of a majority of independent directors. Our Board currently consists of seven members, including two independent directors.
●	The requirement of Section 5605(b)(2) of the Nasdaq listing rules that the independent directors must have regularly scheduled meetings with only the independent directors present.
●	The requirement of Section 5605(c)(2)(A) of the Nasdaq listing rules that companies must have an audit committee of at least three members. Our Audit Committee currently consists of two members that are independent directors and that meet the criteria for independence under Rule 10A-3(b)(1) of the Exchange Act.
●	The requirement of Section 5605(e)(1) of the Nasdaq listing rules that director nominees to be selected or recommended for selection by the board in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. Our Nominating and Corporate Governance Committee currently consists of three members, each of whom is a non-independent director.
●	The requirement of Section 5620(b) of the Nasdaq listing rules that requires the solicitation of proxies and the provision of proxy statements for all meetings of the shareholders of the Company, and the submission of such proxy solicitations to NASDAQ. Under applicable Singapore law and our Constitution, notice of every meeting must be served on every member of our Company having a right to attend such meeting and such notice must specify the place, date and time of the meeting and that every member entitled to attend and vote is entitled to appoint a proxy to attend and vote on their behalf, .while the solicitation of proxies and the provision of a proxy statement is at our sole discretion,
●	The requirement of Section 5620(c) of the Nasdaq listing rules that a quorum specified in a company’s by-laws for any meeting of the holders of common stock must consist of at least 33 1/3% of the outstanding shares of a company’s common voting stock. Our constitution provides that the quorum at any general meeting shall be two members present in person or by proxy.
●	The requirement of Section 5635 of the Nasdaq listing rules that listed issuers obtain shareholder approval for (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the listed company’s shares or voting rights, or if a director, officer or 5% shareholder has greater than a 5% interest (or greater than a 10% interest held by such persons collectively) in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) the establishment or amendment of certain equity-based compensation plans and arrangements, and (iv) an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

Under the Singapore Companies Act and our Constitution, new shares may be issued in such circumstances only with the prior approval of VinFast’s shareholders in a general meeting. General approval may be sought from VinFast’s shareholders in a general meeting for the issuance of shares, including for the issuance of offers, agreements, options, performance units, restricted share units or other compensatory equity awards (collectively, “Instruments”). Such approval, if granted, will lapse at the earlier of the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each financial year). Any approval may be revoked or varied by VinFast in a general meeting. For the issuance of new shares for the proposed sale to the public, VinFast’s shareholders will provide such general authority to issue new ordinary shares as required by the Singapore Companies Act. Shareholder approval is not required for the adoption or amendment of equity-based compensation plans and arrangements, subject to the general authority to issue new shares as required by the Singapore Companies Act having been granted (and not having been revoked) at the relevant times for the purposes of issuing shares and Instruments thereunder.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy setting forth procedures governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees, or us, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. Our insider trading policy is incorporated by reference as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

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

We have implemented our cybersecurity risk management program under the Company’s overall enterprise risk management program to oversee and identify risks from cybersecurity threats associated with our use of any third-party service providers.

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

Our management team is responsible for assessing and managing material risks from cybersecurity threats. Our IT department is responsible for our cybersecurity program and directly supervises internal personnel and external consultants. Our cybersecurity team possesses diverse experience across various cybersecurity specializations, covering IT, operational technology, and security infrastructure. For automotive security, our Smart Service Institute is responsible for ensuring the safety and protection of our vehicles by implementing security measures, monitoring access, and preventing theft or unauthorized use.

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

ITEM 19. EXHIBITS

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

EXHIBIT INDEX

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
1.1	Constitution of VinFast	Form 20-F	001-41782	1.1	August 18, 2023
2.1	Specimen Ordinary Share Certificate of VinFast	Form 20-F	001-41782	2.1	August 18, 2023
2.2	Specimen Warrant Certificate of VinFast	Form F-4	333-272663	4.5	June 15, 2023
2.3	Assignment, Assumption and Amendment Agreement (including the Warrant Agreement annexed therein), dated as of August 11, 2023, by and among VinFast, Black Spade and Continental Stock Transfer & Trust Company	Form 20-F	001-41782	4.7	August 18, 2023
2.4	Description of securities registered under Section 12 of the Exchange Act	Form 20-F	001-41782	2.4	April 25, 2024
4.1+	VinFast Incentive Award Plan	Form 20-F	001-41782	4.9	August 18, 2023
4.2+	Form of Indemnification Agreement between VinFast and its Directors and Officers	Form F-4	333-272663	10.11	June 15, 2023
4.3‡†	Factory Lease Agreement, dated February 24, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4	333-272663	10.18	June 15, 2023
4.4‡	Amendment No. 2 to the Factory Lease Agreement, dated February 28, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4	333-272663	10.19	June 15, 2023
4.5‡	Amendment No. 3 to the Factory Lease Agreement, dated March 29, 2022, between VHIZ JSC and VinFast Vietnam	Form F-4	333-272663	10.20	June 15, 2023
4.6‡	Amendment No. 4 to the Factory Lease Agreement, dated November 1, 2022, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.19	April 25, 2024
4.7‡†	Amendment No. 5 to the Factory Lease Agreement, dated December 10, 2022, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.20	April 25, 2024
4.8‡	Amendment No. 6 to the Factory Lease Agreement, dated July 5, 2024, between VHIZ JSC and VinFast Vietnam	Form F-3	333-275133	10.19	May 30, 2025
4.9*‡	Amendment No. 7 to the Factory Lease Agreement, dated November 1, 2024, between VHIZ JSC and VinFast Vietnam
4.10‡†	Factory Lease Agreement, dated January 15, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.21	April 25, 2024

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
4.11‡†	Amendment No. 5 to the Factory Lease Agreement, dated February 1, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.22	April 25, 2024
4.12‡†	Amendment No.6 to the Factory Lease Agreement, dated October 1, 2023, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.23	April 25, 2024
4.13‡†	Amendment No. 7 to the Factory Lease Agreement, dated July 5, 2024, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.25	April 28, 2025
4.14‡	Amendment No. 8 to the Factory Lease Agreement, dated November 1, 2024, between VHIZ JSC and VinFast Vietnam	Form 20-F	001-41782	4.26	April 28, 2025
4.15*‡	Amendment No. 9 to the Factory Lease Agreement, dated October 21, 2025, between VHIZ JSC and VinFast Vietnam
4.16*‡	Amendment No. 10 to the Factory Lease Agreement, dated January 30, 2026, between VHIZ JSC and VinFast Vietnam
4.17*	Financial Support Letter, dated March 2026, by and between Vingroup and VinFast
4.18	Site Development Agreement, dated July 1, 2022, by and between the North Carolina Department of Commerce, VinFast Manufacturing US, LLC and Vingroup.	Form F-4	333-272663	10.25	June 15, 2023
4.19	Community Economic Development Agreement, dated March 29, 2022, by and between the Economic Investment Committee of the State of North Carolina, VinFast Manufacturing US, LLC, VinFast Vietnam, VinFast Trading & Investment Pte. Ltd. and VinES	Form F-4	333-272663	10.27	June 15, 2023
4.20	Standby Equity Subscription Agreement, dated October 20, 2023, by and between VinFast and Yorkville	Form 6-K	001-41782	99.1	October 20, 2023
4.21*‡†	Factory Lease Agreement, dated June 25, 2025, between VHIZ Ha Tinh and VinFast Vietnam
4.22*‡	Amendment No. 1 to the Factory Land Lease Agreement, dated August 14, 2025, between VHIZ Ha Tinh and VinFast Vietnam
4.23*‡†	Factory Lease Agreement, dated November 1, 2022, between VHIZ JSC and VinES
4.24*‡	Amendment No. 6 to the Factory Lease Agreement, dated June 30, 2024, between VHIZ and VinEG
4.25*†	Novation Agreement to the Factory Lease Agreement, dated May 1, 2025, among VHIZ Hai Phong, VinEG and VinFast Vietnam
4.26*‡†	Land Lease Deed, dated May 23, 2024, between SIPCOT and VinFast India
4.27*‡†	Land Lease Deed, dated March 27, 2024, between SIPCOT and VinFast India
4.28*‡	Investment Cooperation and Business Opportunity Exploration Agreement, dated September 30, 2025, between SGC and VinFast Vietnam
4.29*‡	Amendment to Investment Cooperation and Business Opportunity Exploration Agreement, dated December 16, 2025, between SGC and VinFast Vietnam

Exhibit	Description	Incorporated by Reference
		Form	File Number	Exhibit	Filing Date
4.30*‡	License Agreement, dated August 22, 2025, between Novatech Research and Development Joint Stock Company and VinFast Vietnam
4.31*‡	Amendment No. 3 to the License Agreement, dated November 20, 2025, between Novatech Research and Development Joint Stock Company and VinFast Vietnam
8.1*	List of subsidiaries of VinFast
11.1	Insider Trading Compliance Policy	Form 20-F	001-41782	11.1	April 28, 2025
12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Vietnam Limited, an independent registered public accounting firm.
97.1	VinFast Policy for Recovery of Erroneously Awarded Compensation	Form 20-F	001-41782	97.1	April 25, 2024
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*	Filed herewith.
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

VINFAST AUTO LTD.
Date: April 30, 2026	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director

VinFast Auto Ltd.

Consolidated financial statements

as of December 31, 2025 and 2024 and for the years then ended

VinFast Auto Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of VinFast Auto Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VinFast Auto Ltd. (“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the (“consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2026 expressed an adverse opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Warranty Reserve

Description of the Matter

As of 31 December 2025, the aggregate carrying amount of the product warranty reserve amounted to VND18,153,443 million, and it is included in other current liabilities and other non-current liabilities in the consolidated balance sheets. As disclosed in Note 2(l) to the consolidated financial statements, the Group provides manufacturer’s warranty on all new vehicles at the time of vehicle sale. The Group accrues a product warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace. Management engaged an independent actuary expert to assist them in the determination of warranty reserve for vehicles. These estimates are primarily based on the estimation of the frequency and average costs of claims.

Auditing the warranty reserve is complex given that the Group only commenced volume production of VinFast vehicles in June 2019, therefore management’s historical experience with product warranty claims is limited. In addition, the estimation of warranty reserves involved significant judgments and estimates used by management related to the frequency and average costs of claims. This involved significant auditor judgment, subjectivity, and effort in designing and performing procedures to evaluate management’s significant assumptions for the product warranty reserve of VinFast vehicle models. In addition, the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, evaluating the Company’s estimation methodology, the related significant assumptions and performing tests of actual claims. We involved professionals with specialized skills and knowledge to assist in evaluating the reasonableness of management’s estimate by developing an independent estimate of the product warranty reserve and comparing the independent estimate to management’s estimate. Developing the independent estimate involved evaluating the appropriateness of management’s significant assumptions related to the frequency and average cost of future claims with the limited actual historical experience has with product warranty claims.

We also assessed the adequacy of the Group’s related disclosures in note 2(l) to the consolidated financial statements with respect to the warranty reserve.

Impairment of long-lived assets

Description of the Matter

As described in Note 2(j) to the consolidated financial statements, the Group evaluates the recoverability of its long-lived assets, including property, plant and equipment, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As of December 31, 2025, long-lived assets included property, plant and equipment amounting to VND79,233,904 million, intangible assets amounting to VND1,206,618 million and right-of use assets amounting to VND6,336,688 million, of which the Vietnam automotive asset group represented a significant part of the aggregate balance. The recoverability assessment of the Vietnam automotive asset group, including the determination of the future undiscounted cash flows, uses key assumptions including revenue growth (comprising sale volume and sale price) and gross margin improvements, which requires significant judgment and hence, is a critical audit matter.

Auditing the Company’s recoverability assessment of the identified asset group above was complex due to the use of key assumptions in the preparation of the undiscounted cash flows including revenue growth and gross margin improvements. These assumptions required management to exercise significant judgment and are subject to uncertainties, which are forward-looking and based on expectations about future economic and market conditions and are complex to audit.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, testing the management approved undiscounted cash flows including the determination of key assumptions with regards to revenue growth and gross margin improvements. We assessed the appropriateness of the methodologies used and assessed the reasonableness of key assumptions by comparing them against the Group’s business strategies and taking into consideration current industry and economic trends, as well as historical results.

We inquired of management to obtain an understanding of changes in the business, read industry journals and publications to independently identify changes in the environment or the geographic areas and evaluated whether management has considered identified changes, if any. We assessed the historical accuracy of management’s estimates and performed sensitivity analysis of key assumptions to evaluate the changes in the undiscounted cash flows of the asset group that would result from changes in the assumptions. We also involved valuation specialists in evaluating the reasonableness of certain aspects of management’s assumptions related to the overall method and sale price.

We also assessed the adequacy of the Group’s related disclosures in note 2(j) to the consolidated financial statements with respect to the impairment of long-lived assets.

/s/ Ernst & Young Vietnam Limited

We have served as the Company’s auditor since 2017.

Ho Chi Minh City, Vietnam

April 30, 2026

To the Shareholders and the Board of Directors of VinFast Auto Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited VinFast Auto Ltd.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, VinFast Auto Ltd. (“the Company”) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness associated with ineffective IT general controls over key financial reporting applications, programs and data, including periodic monitoring to ensure that program changes were authorized and appropriately tested, as well as the evaluation of the appropriateness of user access rights. Business process controls (automated and IT dependent manual) and management review controls for all of the Company’s internal control processes were also deemed ineffective because they are adversely impacted by ineffective ITGCs. Management has also identified a material weakness associated with certain control activities impacting the financial statements close and consolidation process. The precision of management review controls, including those over the warranty reserve and manual journal entries, were not designed and operating effectively, resulting in certain errors not being prevented or detected and corrected in a timely manner. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 30, 2026, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

/s/ Ernst & Young Vietnam Limited

Ho Chi Minh City, Vietnam

April 30, 2026

VinFast Auto Ltd.

CONSOLIDATED BALANCE SHEETS

as at December 31, 2025 and 2024

		As of December 31,
	Notes	2024	2025	2025
		VND million	VND million	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	3,306,793	7,351,998	292,663,429
Restricted cash	5	2,371,038	766,885	30,527,646
Trade receivables	6	5,605,064	4,670,062	185,902,711
Advances to suppliers	7	8,694,990	11,865,953	472,351,937
Inventories, net	8	27,907,030	34,882,649	1,388,585,208
Short-term prepayments, other receivables and other assets	9	11,485,118	14,330,687	570,466,423
Short-term derivative assets	21	185,787	—	—
Current net investment in sales-type lease	18	134,713	27,835	1,108,037
Short-term investments		818,975	3,051,790	121,483,619
Short-term amounts due from related parties	23	4,272,121	8,491,889	338,039,449
Total current assets		64,781,629	85,439,748	3,401,128,458

NON-CURRENT ASSETS
Trade receivables		615,650	563,522	22,432,308
Property, plant and equipment, net	10	78,699,515	79,233,904	3,154,090,363
Intangible assets, net	11	1,164,635	1,206,618	48,032,244
Right-of-use assets	18	5,130,225	6,336,688	252,246,646
Long-term derivative assets	21	—	387,503	15,425,461
Long-term prepayments		680,539	88,011	3,503,483
Non-current net investment in sales-type lease	18	1,024,740	139,228	5,542,295
Investment in equity investees	12	1,166,102	1,060,009	42,196,131
Other long-term investments	21	918,040	5,817,000	231,559,253
Long-term amounts due from related parties	23	3,630	54,843	2,183,154
Restricted cash	5	1,610,439	1,836,864	73,120,656
Other non-current assets		171,352	458,104	18,235,898
Total non-current assets		91,184,867	97,182,294	3,868,567,891
TOTAL ASSETS		155,966,496	182,622,042	7,269,696,350

VinFast Auto Ltd.

CONSOLIDATED BALANCE SHEETS (continued)

as at December 31, 2025 and 2024

		As of December 31,
	Notes	2024	2025	2025
		VND million	VND million	USD
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	13	39,124,086	34,615,936	1,377,968,075
Short-term financial liabilities	21	21,619,612	24,426,683	972,361,092
Trade payables		20,791,192	32,630,360	1,298,927,590
Deposits and down-payment from customers	14	3,565,463	1,987,433	79,114,406
Short-term deferred revenue	15	123,951	98,631	3,926,237
Short-term accruals	16	11,060,958	18,557,251	738,714,661
Other current liabilities	17	9,473,783	16,106,077	641,139,963
Current portion of lease liabilities	18	1,498,472	1,284,686	51,139,923
Amounts due to related parties	23	64,251,391	35,051,908	1,395,322,957
Total current liabilities		171,508,908	164,758,965	6,558,614,904
NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	13	22,862,890	47,548,228	1,892,768,122
Long-term financial liabilities	21	36,326	13,064	520,043
Other non-current liabilities	17	6,300,113	17,502,086	696,711,357
Non-current lease liabilities	18	4,076,654	5,586,707	222,391,903
Long-term deferred revenue	15	2,722,698	4,126,656	164,271,168
Deferred tax liabilities	19	938,643	1,296,783	51,621,472
Long-term accruals		329,267	2,857,931	113,766,610
Amounts due to related parties	23	42,095,740	31,327,400	1,247,060,228
Total non-current liabilities		79,362,331	110,258,855	4,389,110,903
Commitments and contingencies	25
EQUITY
Ordinary shares (2,338,812,496 and 2,339,536,010 shares issued and outstanding as of December 31, 2024 and 2025, respectively)		9,867,167	9,867,220	392,787,707
Accumulated losses		(267,792,169)	(367,176,828)	(14,616,330,082)
Additional paid-in capital		93,673,976	183,945,584	7,322,383,026
Other comprehensive loss		(460,644)	(572,559)	(22,792,046)
Deficit attributable to equity holders of the parent		(164,711,670)	(173,936,583)	(6,923,951,395)
Non-controlling interests		69,806,927	81,540,805	3,245,921,938
Total deficit		(94,904,743)	(92,395,778)	(3,678,029,457)
TOTAL DEFICIT AND LIABILITIES		155,966,496	182,622,042	7,269,696,350

VinFast Auto Ltd.

CONSOLIDATED STATEMENT OF OPERATIONS

for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		VND million	VND million	VND million	USD
		(Adjusted) (*)
Revenues
Sales of vehicles		25,398,136	40,145,556	84,594,702	3,367,489,431
Other revenue and services		2,485,685	3,873,459	5,583,926	222,281,199
Revenues (**)		27,883,821	44,019,015	90,178,628	3,589,770,630
Cost of vehicles sold		(38,809,282)	(66,117,104)	(127,616,825)	(5,080,085,387)
Other cost of goods sold and services rendered		(2,785,450)	(3,179,550)	(3,472,323)	(138,223,916)
Cost of sales		(41,594,732)	(69,296,654)	(131,089,148)	(5,218,309,303)
Gross loss		(13,710,911)	(25,277,639)	(40,910,520)	(1,628,538,673)
Operating expenses:
Research and development costs		(15,414,442)	(10,025,329)	(9,922,735)	(394,997,612)
Selling and distribution costs		(5,661,737)	(7,995,602)	(6,927,286)	(275,756,777)
Administrative expenses		(5,611,548)	(8,892,429)	(14,267,896)	(567,966,880)
Net other operating expenses	20	(1,572,015)	(3,208,159)	(2,065,764)	(82,232,554)
Operating loss		(41,970,653)	(55,399,158)	(74,094,201)	(2,949,492,496)
Finance income	20	422,746	354,530	306,292	12,192,667
Finance costs	20	(13,782,105)	(19,108,150)	(22,314,507)	(888,281,000)
Net loss on financial instruments at fair value through profit or loss		(4,879,833)	(3,183,030)	(3,017,050)	(120,100,713)
Share of profit/ (losses) from equity investees		36,422	(48,836)	(106,093)	(4,223,279)
Loss before income tax expense		(60,173,423)	(77,384,644)	(99,225,559)	(3,949,904,821)
Tax expense	19	(76,925)	29,695	(357,289)	(14,222,722)
Net loss for the year		(60,250,348)	(77,354,949)	(99,582,848)	(3,964,127,543)
Net loss attributable to non-controlling interests		(82,222)	(89,585)	(198,189)	(7,889,375)
Net loss attributable to controlling interest		(60,168,126)	(77,265,364)	(99,384,659)	(3,956,238,167)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control.
(**)	Including sales to related parties in 2023, 2024 and 2025 of VND19,305.4 billion, VND13,482.8 billion and VND24,373.9 billion (USD970.3 million), respectively.

VinFast Auto Ltd.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		VND million	VND million	VND million	USD
		(Adjusted) (*)
Net loss for the year		(60,250,348)	(77,354,949)	(99,582,848)	(3,964,127,543)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(281,808)	(74,771)	(111,915)	(4,455,038)
Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(281,808)	(74,771)	(111,915)	(4,455,038)

Total comprehensive loss for the year, net of tax		(60,532,156)	(77,429,720)	(99,694,763)	(3,968,582,580)
Net loss attributable to non-controlling interests		(82,222)	(89,585)	(198,189)	(7,889,375)
Comprehensive loss attributable to controlling interest		(60,449,934)	(77,340,135)	(99,496,574)	(3,960,693,205)

		VND	VND	VND	USD

Net loss per share attributable to ordinary shareholders
Basic and diluted	20	(26,038)	(33,042)	(42,488)	(1.7)

					Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted		2,310,823,009	2,338,415,230	2,339,145,514	2,339,145,514
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended December 31, 2025, 2024 and 2023

			Additional
	Number of	Ordinary	paid-in		Other		Total
	shares of	shares -	capital	Accumulated	comprehensive	Non-controlling	Shareholders’
	VinFast Auto	VinFast Auto	VinFast Auto	losses	loss	interests	equity (deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
Balance as of January 1, 2023, as adjusted (*)	2,299,999,998	871,021	15,893,667	(130,331,673)	(104,065)	77,442,544	(36,228,506)
Net loss for the year	—	—	—	(60,168,126)	—	(82,222)	(60,250,348)
Foreign currency translation adjustments	—	—	—	—	(281,808)	—	(281,808)
Issuance of ordinary shares	26,897,366	6,076,150	(1,470,984)	—	—	—	4,605,166
Share based compensation to service providers	32,463	6,020	—	—	—	—	6,020
Commitment shares issued under Standby Equity Subscription Agreement	800,000	118,828	(6,528)	—	—	—	112,300
Warrants exercised and additional paid to convert into capital	10,058,671	2,775,517	122,403	—	—	—	2,897,920
Changes in ownership in existing subsidiaries without losing control	—	—	—	(2,757)	—	2,757	—
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	144,083	—	—	—	144,083
Deemed contribution from owners through donation	—	—	23,575,858	—	—	7,600	23,583,458
Balance as of December 31, 2023, as adjusted (*)	2,337,788,498	9,847,536	38,258,499	(190,502,556)	(385,873)	77,370,679	(65,411,715)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2025, 2024 and 2023

			Additional
			paid-in
	Number of	Ordinary	capital		Other		Total
	shares of	shares -	VinFast	Accumulated	comprehensive	Non-controlling	Shareholders’
	VinFast Auto	VinFast Auto	Auto	losses	loss	interests	equity (deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
Balance as of January 1, 2024, as adjusted (*)	2,337,788,498	9,847,536	38,258,499	(190,502,556)	(385,873)	77,370,679	(65,411,715)
Net loss for the year	—	—	—	(77,265,364)	—	(89,585)	(77,354,949)
Foreign currency translation adjustments	—	—	—	—	(74,771)	—	(74,771)
Share based compensation to service providers and employees	1,023,998	19,631	115,630	—	—	—	135,261
Allocation of commitment shares issued under Standby Equity Subscription Agreement	—	—	(40,416)	—	—	—	(40,416)
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	20,000,000	20,000,000
Changes in ownership in existing subsidiaries without losing control	—	—	—	(24,249)	—	24,249	—
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	(53,566)	—	—	—	(53,566)
Change in terms of previous issued Dividend Preference Shares	—	—	27,498,416	—	—	(27,498,416)	—
Deemed contribution from owners through cash donation to the Company	—	—	21,994,658	—	—	—	21,994,658
Deemed contribution from owner through free electric charging offered to VinFast’s customers	—	—	5,900,755	—	—	—	5,900,755
Balance as of December 31, 2024	2,338,812,496	9,867,167	93,673,976	(267,792,169)	(460,644)	69,806,927	(94,904,743)

(*)As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

for the years ended December 31, 2025, 2024 and 2023

			Additional
			paid-in
	Number of	Ordinary	capital		Other		Total
	shares of	shares -	VinFast	Accumulated	comprehensive	Non-controlling	Shareholders’
	VinFast Auto	VinFast Auto	Auto	losses	loss	interests	equity (deficit)
	Shares	VND million	VND million	VND million	VND million	VND million	VND million
Balance as of January 1, 2025	2,338,812,496	9,867,167	93,673,976	(267,792,169)	(460,644)	69,806,927	(94,904,743)
Net loss for the year	—	—	—	(99,384,659)	—	(198,189)	(99,582,848)
Foreign currency translation adjustments	—	—	—	—	(111,915)	—	(111,915)
Share - based compensation to service providers and employees	723,334	—	62,001	—	—	—	62,001
Allocation of commitment shares issued under Standby Equity Subscription Agreement	—	—	(42,280)	—	—	—	(42,280)
Additional capital contribution to a subsidiary	—	—	—	—	—	16	16
Deemed contribution through awards granted by shareholders to the Company’s employees and others	—	—	(6,646)	—	—	—	(6,646)
Warrants exercised and additional paid to convert into capital	180	53	—	—	—	—	53
Change in terms of previously issued Dividend Preference Shares (*)	—	—	26,466,103	—	—	(26,466,103)	—
Additional capital contribution to VinFast Vietnam	—	—	—	—	—	40,000,000	40,000,000
Spin off of Novatech Research and Development JSC (**)	—	—	40,792,257	—	—	(1,601,846)	39,190,411
Deemed contribution from owners through cash donation to the Company (***)	—	—	23,000,173	—	—	—	23,000,173
Balance as of December 31, 2025	2,339,536,010	9,867,220	183,945,584	(367,176,828)	(572,559)	81,540,805	(92,395,778)
USD	—	392,787,707	7,322,383,026	(14,616,330,082)	(22,792,046)	3,245,921,938	(3,678,029,457)
(*)	Refer to Note 22 Dividend Preference Shares
(**)	Refer to Note 3 Spin-off of Novatech Research and Development JSC
(***)

This represents financial supports in form of cash injected into the Group from Mr. Pham Nhat Vuong, the Managing Director and CEO of the Company,(“Mr. Pham”) being recognized in the consolidated statements of shareholders’ equity. Please refer to Note 23, Section “Capital Funding Agreement” for details.

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		VND million	VND million	VND million	USD
		(Adjusted) (*)
OPERATING ACTIVITIES
Net loss for the year		(60,250,348)	(77,354,949)	(99,582,848)	(3,964,127,543)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment and amortization of intangible assets		6,981,919	9,876,477	11,457,244	456,082,322
Impairment of goodwill, assets, right-of-use assets and changes in fair value of held for sale assets		1,303,932	3,932,677	8,742,185	348,003,065
Changes in operating lease right-of-use assets		1,162,222	1,258,911	728,755	29,009,793
Provision related to write-downs of inventories		5,614,917	8,638,150	7,076,210	281,685,044
Provision related to assurance-type warranties		2,066,764	4,045,573	17,875,350	711,570,001
Provision for contract penalty, compensation and other provisions		1,037,831	2,559,756	2,261,738	90,033,757
Deferred income tax expenses/(incomes)	19	(34,502)	(86,621)	358,139	14,256,558
Unrealized foreign exchange losses/ (gain)		797,331	1,024,887	(476,404)	(18,964,372)
Net loss on financial instruments at fair value through profit or loss		4,879,833	3,183,030	3,017,050	120,100,713
Change in amortized costs of financial instruments measured at amortized cost	20	3,189,365	2,893,999	3,264,743	129,960,710
Loss on disposal of fixed assets		81,165	570,050	756,181	30,101,549
Deemed contribution from owner to VinFast’s customers		—	5,900,755	—	—
Share of (profit)/losses from equity investees		(36,422)	48,836	106,093	4,223,279
Others		150,103	81,693	111,573	4,441,424
Change in working capital:
Trade receivables, advance to suppliers, net investment in sales-type lease		2,796,713	(7,931,433)	(3,422,919)	(136,257,275)
Inventories		(13,296,710)	(6,749,753)	(13,494,789)	(537,191,553)
Trade payables, deferred revenues, and other payables		(5,122,209)	19,539,512	20,682,725	823,324,111
Operating lease liabilities		(911,316)	(832,313)	(917,856)	(36,537,399)
Prepayments, other receivables and other assets		(681,205)	(1,067,698)	(3,004,409)	(119,597,508)
Net cash flows used in operating activities		(50,270,617)	(30,468,461)	(44,461,239)	(1,769,883,325)
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

for the years ended December 31, 2025, 2024 and 2023

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		VND million	VND million	VND million	USD
		(Adjusted) (*)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)		(24,527,946)	(16,689,295)	(22,979,265)	(914,743,243)
Payment under investment cooperation and business opportunity exploration agreement	2(e)	—	—	(5,395,000)	(214,760,559)
Proceeds from disposal of property, plant and equipment		80,913	54,832	567,271	22,581,545
Disbursement of loans to external parties and bank deposit		—	(856,630)	(3,409,892)	(135,738,705)
Disbursement of loans to related parties		(10,480,000)	(2,320,000)	(10,491)	(417,619)
Collection of bank deposit		—	17,594	815,000	32,442,976
Collection of loans to related parties		11,157,900	2,320,000	—	—
Payment for acquisition of a subsidiary (net of cash held by entity being acquired)		(6,900)	(10,252)	—	—
Proceeds from disposal of equity investment (net of cash held by entity being disposed)		—	(20,000)	—	—
Payment for investments in equity investees and others		(1,039,033)	—	—	—
Receipt from government grants		393,934	1,477,914	151,161	6,017,316
Net cash flows used in investing activities		(24,421,132)	(16,025,837)	(30,261,216)	(1,204,618,287)
FINANCING ACTIVITIES
Capital contribution from owners/issuance of ordinary shares		4,759,291	—	16	637
Additional amount paid up to convert warrants to capital		1,421,444	—	54	2,150
Deemed contribution from owners		22,410,459	21,994,658	63,529,820	2,528,952,669
Proceeds from borrowings from external parties, business cooperation contract and convertible debenture		48,202,503	36,173,921	64,582,395	2,570,852,872
Proceeds from borrowings from related parties		71,612,073	62,706,898	41,497,937	1,651,922,177
Repayment of borrowings from external parties		(28,705,579)	(59,721,853)	(45,720,034)	(1,819,992,596)
Repayment of borrowings from related parties		(44,244,987)	(12,155,053)	(46,710,903)	(1,859,436,448)
Net cash flows from financing activities		75,455,204	48,998,571	77,179,285	3,072,301,461
Net increase in cash, cash equivalents and restricted cash		763,455	2,504,273	2,456,830	97,799,849
Cash, cash equivalents and restricted cash at January 1		4,361,631	4,858,767	7,288,270	290,126,587
Net foreign exchange differences		(266,319)	(74,770)	210,647	8,385,295
Cash, cash equivalents and restricted cash at December 31	5	4,858,767	7,288,270	9,955,747	396,311,731
Supplement disclosures of non-cash activities
Issuance of dividend preferred shares by offsetting against borrowings from a related party		1,173,000	20,000,000	40,000,000	1,592,293,300
Non-cash property, plant and equipment additions		7,170,805	3,739,758	5,808,314	231,213,487
Exercise of warrant liability		1,476,477	—	54	2,150
Commitment shares issued under Standby Equity Purchase Agreement		118,828	40,556	42,280	1,683,054
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes		3,684,748	(530,856)	2,052,978	81,723,578
Interest payable conversion to debt		—	2,792,567	7,308,731	290,941,085
Netting of licensing payable against receivable from Novatech Research and Development JSC		—	—	23,400,314	931,504,080
Supplemental Disclosure
Interest paid, net of capitalized interest		8,822,355	9,474,495	13,189,286	525,030,293
Income tax paid		103,574	11,636	55,180	2,196,569
(*)	As adjusted to reflect the historical financial statements of VinES JSC acquired in January 2024, deemed as reorganization under common control.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

1.ORGANIZATION AND NATURE OF OPERATIONS

(a)The Corporate information

VinFast Auto Ltd. (“VinFast Auto”, “VinFast” or “the Company”) is a company incorporated in Singapore. The principal activities of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are to manufacture cars, motor vehicles, render leasing activities and related businesses.

The Company’s head office is located at 61 Robinson Road #06-01 (Suite 608), 61 Robinson, Singapore 068893. Head office of VinFast Trading and Production JSC (“VinFast Vietnam”), a subsidiary of the Company, is located at Dinh Vu - Cat Hai Economic Zone, Cat Hai Island, Cat Hai Special Zone, Hai Phong city, Vietnam.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

1.ORGANIZATION AND NATURE OF OPERATIONS (continued)

(a)The Corporate information (continued)

The Group consists of the following entities as of the reporting dates:

			As of December 31, 2024		As of December 31, 2025
			Voting	Equity	Voting	Equity	Registered office’s
No.	Name	Short name	right (%)	interest (%)	right (%)	interest (%)	address	Principal activities
1	VinFast Auto Ltd.	VinFast Auto	—	—	—	—	61 Robinson Road #06-01	Investment holding
							(Suite 608), 61 Robinson,
							Singapore 068893
2	VinFast Trading and Production JSC	VinFast Vietnam	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai	Manufacturing cars,
							Economic Zone, Cat Hai	motor vehicles, render
							Island, Cat	leasing activities and
							Hai Special Zone, Hai	related businesses
							Phong City, Vietnam
3	VinFast Commercial and Services Trading LLC	VinFast Trading	99.5	99.4	99.5	99.4	No. 7, Bang Lang 1	Vehicles retail and
							Street, Vinhomes	distribution
							Riverside, Phuc Loi
							Ward, Hanoi, Vietnam
4	VinFast Germany GmbH	VinFast Germany	100.0	99.9	100.0	99.9	Kornmarktarkaden,	Trading, importing and
							Bethmannstraße	exporting equipment,
							8/Berliner Straße 51 –	components and spare
							60311 Frankfurt am	parts for automobiles,
							Main, Germany	e-scooters and related goods
5	VinFast Engineering Australia Pty Ltd (*)	VinFast Australia	100.0	99.9	100.0	99.9	Unit 3, 419 Bay Street,	Automobile designing,
							Brighton VIC 3186,	collaborating in technological
							Australia	research, importing
								and distributing goods
6	Vingroup Investment	Vingroup Investment	99.3	99.2	99.3	99.2	No. 7, Bang Lang 1	Consultancy and
	Vietnam JSC						Street, Vinhomes	investment activities
							Riverside, Phuc Loi
							Ward, Hanoi, Vietnam
7	Vingroup USA, LLC	Vingroup USA	100.0	100.0	100.0	100.0	251 Little Falls Drive,	Importing and
							Wilmington, DE,	distributing electronic and
							19808, USA	telecommunication
								equipment
8	VinFast USA Distribution, LLC	VinFast USA Distribution	100.0	100.0	100.0	100.0	251 Little Falls Drive,	Distribution of automotive
							Wilmington, DE,	vehicles
							19808, USA
9	VinFast Auto, LLC	VinFast Auto, LLC	100.0	100.0	100.0	100.0	251 Little Falls Drive,	Distribution of automotive
							Wilmington, DE,	vehicles
							19808, USA
10	VinFast Auto Canada Inc.	VinFast Auto Canada	100.0	99.2	100.0	99.2	1133 Melville Street	Distribution of automotive
							Suite 3500, The Stack,	vehicles
							Vancouver,
							BC V6E
							4E5, Canada
11	VinFast France	VinFast France	100.0	99.2	100.0	99.2	72 rue du Faubourg Saint	Distribution of automotive
							Honoré, Paris, 75008	vehicles
							France
12	VinFast Netherlands B.V	VinFast Netherlands	100.0	99.2	100.0	99.2	Raadhuisstraat 32, 1016	Distribution of automotive
							DG Amsterdam, Netherlands	vehicles
13	VinFast Manufacturing US, LLC (***)	VinFast Manufacturing	100.0	100.0	100.0	100.0	1686 VinFast Drive	Vehicles manufacturing.
							Moncure, North Carolina 27559
							Chatham County, USA
14	PT VinFast Automobile Indonesia	VinFast Indo	100.0	99.6	100.0	99.4	Axa Tower, 45th Floor,	Manufacturing and distribution
							JL. Prof. Dr. Satrio Kav	of automotive vehicles
							18., Karet Kuningan
							Village/Subdistrict,
							District. Setiabudi, City Adm.
							Jakarta South, DKI Jakarta Province.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

1.ORGANIZATION AND NATURE OF OPERATIONS (continued)

(a)The Corporate information (continued)

The Group consists of the following entities as of the reporting dates (continued):

			As of December 31, 2024		As of December 31, 2025
			Voting	Equity	Voting	Equity	Registered office’s
No.	Name	Short name	right (%)	interest (%)	right (%)	interest (%)	address	Principal activities
15	PT VinFast Trading Indonesia	VinFast Trading	99.0	98.6	99.0	98.4	Axa Tower, 45th Floor,	Distribution of automotive
		Indo					JL. Prof. Dr. Satrio Kav	vehicles
							18., Karet Kuningan
							Village/Subdistrict,
							District. Setiabudi, City Adm.
							Jakarta South, DKI Jakarta
							Province.
16	VinFast Auto (Thailand) Co., Ltd. (*)	VinFast Thailand	99.9	99.9	99.9	99.9	No. 425/1, Enco Terminal	Distribution of automotive
							Building B, 4th Floor,	vehicles
							Kamphaeng Phet 6 Road,
							Don Mueang District, Don
							Mueang Subdistrict,
							Bangkok, Thailand
17	VinFast Auto India Private Limited.	VinFast India	99.9	99.9	100.0	99.3	1st Floor, Urbanwrk,	Vehicles manufacturing and
							The Statement Baani,	related businesses.
							Golf Course Road, Sector 43,
							DLF QE, Gurgaon, Haryana,
							122002, India
18	VinFast UK Ltd. (*)	VinFast UK	100.0	100.0	100.0	100.0	21 Holborn Viaduct, London,	Distribution of automotive
							United Kingdom,	vehicles
							EC1A 2DY
19	VinFast Middle East FZE.	VinFast Middle East	100.0	100.0	100.0	100.0	Jebel Ali Free Zone,	Distribution of automotive
							Dubai, UAE	vehicles
20	VinFast Investment and Development JSC	VinFast Investment and	99.9	99.9	99.9	99.9	Dinh Vu – Cat Hai Economic	Supporting and investing in
		Development					Zone, Cat Hai Island, Cat	newly established
							Hai Special Zone,	companies
							Hai Phong City, Vietnam
21	VinEG Green Energy	VinEG	99.8	99.7	99.8	99.7	Dinh Vu – Cat Hai Economic	Manufacturing batteries
	Solutions JSC						Zone, Cat Hai Island,
							Cat Hai Special Zone,
							Hai Phong City, Vietnam
22	VinES Ha Tinh Energy Solution JSC	VinES Ha Tinh	99.8	99.5	99.8	99.5	Vung Ang Economic Zone,	Manufacturing batteries
							Vung Ang Ward, Ha Tinh
							Province, Vietnam
23	VinES USA, LLC (**)	VinES USA	100.0	99.7	100.0	99.7	850 New Burton Road,	Sale and leasing of
							Suite 201, Dover,	batteries and other
							Delaware 19904,	related services
							County of Kent
24	VinFast Kazakhstan LLP. (*)	VinFast Kazakhstan	100.0	100.0	100.0	100.0	10 Yelebekov Street,	Distribution of automotive
							Medeu District, Almaty City,	vehicles
							Kazakhstan
25	VinFast Auto Nigeria Ltd. (**)	VinFast Nigeria	100.0	100.0	—	—	01, 2nd Floor, Block B,	Distribution of automotive
							Post Square Building,	vehicles
							1/3 Ologun Agbaje Street,
							Victoria Island, Lagos State,
							Nigeria
26	VinFast Auto Philippines Corp.	VinFast Philippines	99.9	99.9	99.9	99.9	Unti 1603 Capital House,	Distribution of automotive
							9th Avenue corner Lane S,	vehicles
							Bonifacio Global City,
							Taguig City 1634,
							Philippines
27	VinFast Auto México,	VinFast Mexico	99.9	99.9	99.9	99.9	Street: Bosque de Ciruelos|	Distribution of automotive
	S. DE R.L. DE C.V. (*)						Ext Number: 180| Int	vehicles
							Number: PP101| Suburb:
							Bosque de las Lomas| County:
							Miguel Hidalgo| State:
							Mexico City| Zip Code: 11700
(*)	As at the reporting date, these entities’ operation are at idle stage.
(**)	As at the reporting date, these entities have completed or are in the process of completing the business dissolution procedures for this subsidiary.
(***)	As at the reporting date, this entity is at factory construction stage.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

1.ORGANIZATION AND NATURE OF OPERATIONS (continued)

(b)VIE structures

(i)V-Green

V-Green Global Charging Stations Development Joint Stock Company (“V-Green”) operates in constructing charging stations and providing charging services for EV customers. In 2024, VinFast entered into agreements with V-Green that exposes VinFast to variable interests in V-Green:

i.	Lease Agreement (Note 2(m)): VinFast’s maximum exposure to loss as a result of our involvement with V-Green related to the lease income.
ii.	Free charging program (Note 2(n)): In 2024, VinFast launched the free charging program, which exposed the Group to variable interests in V-Green. The Group’s maximum exposure to the risk of loss as a result of this program is varied by the number of VinFast’s EV customers since January 1, 2025 who are entitled to receive a subsidy from VinFast and other factors in the future.

The Group lacks power through voting or similar rights to direct the activities of this entity that most significantly affect its economic performance. So the Group is not the primary beneficiary of V-Green and does not consolidate V-Green into its financial statements.

(ii)Saigon Glory

VinFast Vietnam entered into an investment cooperation and business opportunity exploration agreement with Saigon Glory Limited Liability Company (“SGC”) on September 30, 2025 (hereafter referred to as the “Agreement with SGC”). Under this arrangement, VinFast Vietnam provides funds for the acquisition, development, and construction of real estate projects during the five-year cooperation term and is entitled to 90% of the pre-tax residual profits generated from the existing cooperation projects. Please see Acquisition, development and construction arrangement for detailed information of the transaction. This arrangement exposes VinFast to variability in the economic performance of SGC and therefore constitute variable interests held by the Group.

VinFast’s maximum exposure to loss primarily consists of the funds contributed under the Agreement with SGC, amounting to VND5,817 billion (USD231.6 million) as of December 31, 2025. As the assets and liabilities of the real estate project are not separated from the host (SGC) and specifically identifiable, no silo exists henceforth VinFast’s investment is subjected to the variability of the operations of the larger host. The Group lacks power through voting or similar rights to direct the activities of SGC that most significantly affect its economic performance. The Group is not the primary beneficiary of SGC and does not consolidate SGC.

(iii)	GSM Overseas

In 2025, VinFast delivered a certain number of electric vehicles to PT XanhSM Green and Smart Mobility Indonesia (“GSM Indonesia”) and Green and Smart Mobility Philippines Inc. (“GSM Philippines”). As collectability was not considered probable as of December 31, 2025, revenue and related receivables were not recognized in accordance with ASC 606 for the year ended December 31, 2025. The Group shall continue to assess and recognize revenue when the collectability is probable.

Although these transactions expose VinFast to variable interests in GSM Indonesia and GSM Philippines, VinFast does not have the power to direct the activities that most significantly affect economic performance of GSM Indonesia and GSM Philippines, so the Group is not the primary beneficiary of these entities and does not consolidate these entities into its financial statements

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

1.ORGANIZATION AND NATURE OF OPERATIONS (continued)

(c)Funding Risks and Going Concern

In accordance with the ASC 205-40, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred losses since inception, incurred a net loss after tax of VND99,583 billion for the year ended 31 December 2025. In addition, as of that date, the Company and its subsidiaries’ accumulated losses amounted to VND367,177 billion, the Company and its subsidiaries’ current liabilities also exceeded its current assets by VND79,319 billion and cash flows from operating activities were negative with the amount of VND44,461 billion for the year ended 31 December 2025. The Company prepares business plans over the next 12 months, which includes business expansion and revenue from new geographies for revenue growth and achieving gross margin improvements to minimize net cash outflows.

As an early-stage growth company, the Company’s ability to access capital is critical. As of December 31, 2025, the Company’s principal sources of liquidity are its consolidated balance of cash and cash equivalent with amount of VND7,352 billion, and its access to capital, which includes:

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

b)Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include assessment for impairment of long-lived assets, product warranty and the valuation of investment. Actual results could differ from these estimates.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

The financial data have been restated to reflect the combination of entities under common control.

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

No impairment loss had been recorded during the year ended December 31, 2025, 2024 and 2023.

Other investments

Other investments consist of investment in other entities as disclosed in Note 21.

In accordance with ASC 321, Investments – Equity Securities, for investments in Storedot Ltd., over which the Group does not have significant influence, the Group carries the investment at fair value with unrealized gains and losses included in earnings.

Acquisition, development and construction arrangement

Investment in accordance with Agreement with SGC

In September 2025, VinFast Vietnam entered into an investment cooperation and business opportunity exploration agreement with Saigon Glory Limited Liability Company (“SGC”), which has a five-year term (hereafter referred to as the “Agreement with SGC”). Under this arrangement, VinFast Vietnam provides funds for the acquisition, development, and construction of real estate projects in accordance with the business plan stipulated in the Agreement with SGC, which may be amended by mutual agreement of the parties. VinFast Vietnam has planned to contribute, up to VND20,700.0 billion (USD824 million), while SGC has contributed development rights, resources, and expertise necessary to the real estate projects. Under the current contract terms, VinFast Vietnam is entitled to 90% of the pre-tax residual profits generated from cooperation projects during the cooperation term. This entitlement is expected to be equivalent to a minimum of approximately VND20,814.0 billion (USD828.5 million), subject to VinFast Vietnam contributing the full planned amount and approving the related cash distributions to the projects. The profit is finalized by both parties every six months.

As of December 31, 2025, VinFast Vietnam contributed VND5,395 billion (USD214.8 million), of which VND3,567 billion (USD142 million) had been deployed by SGC to acquire certain real estate properties (“cooperation properties”) from a third-party company. The remaining VND1,828 billion (USD72.8 million) represents advance payment for future investment opportunities. The third-party company acquired a portion of a real estate project located in southern Vietnam from a related party of the Group and subsequently became the project developer of the acquired portion, responsible for the development and construction of the real estate properties. SGC is responsible for selling the cooperation properties to end customers and shares profit from such sales as yield returns to VinFast Vietnam. The investment is secured by collateral, including shares in a listed company owned by certain third party individuals (business partners of SGC) and SGC’s property rights under sales and purchase agreements with the aforementioned third-party company.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)Investment (continued)

Acquisition, development and construction arrangement (continued)

With reference to the guidance on Acquisition, Development and Construction (“ADC”) arrangements in ASC 310 Receivables, the Group participates in the expected residual profits of the projects, and the characteristics of this BCC as described above are more similar to those associated with an investment in real estate as described in ASC 310-10-25-19, henceforth the Group accounted for the investment as an Acquisition, Development, and Construction (“ADC”) Arrangements in accordance with ASC 970-323 (Real Estate General: Investments-Equity Method and Joint Ventures) under equity method and elected the fair value option in accordance with ASC 825.

The investment is measured at fair value at each reporting date, with changes recognized in the consolidated statement of operations. Fair value is based on discounted expected cash flows and market-participant assumptions and is classified within Level 3 of the fair value hierarchy. The fair value of the investment was VND5,817 billion (USD231.6 million) as of December 31, 2025, and the Group recognized a fair value gain of VND422 billion (USD16.8 million) for the year.

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

Reserve for inventories

Raw materials, work in process, finished goods, and other inventories owned by the Group are reviewed based on appropriate evidence available at the date of the consolidated balance sheet. When evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in the consolidated statement of operations.

h)Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation.

The cost of property, plant and equipment comprises their purchase prices and any directly attributable costs of bringing the property, plant and equipment to working condition for its intended use.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)Property, plant and equipment (continued)

Depreciation of property, plant and equipment are calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and structures (*)	3 – 50 years
Machinery and equipment	3 – 25 years
Leased-out EV batteries	8 – 10 years
Leased-out E-scooter batteries	3 – 8 years
Vehicles	5 – 12 years
Office equipment	3 – 10 years
Others	3 – 10 years
(*)	Including leasehold improvements which are depreciated on a straight-line basis over the shorter of their estimated useful lives and terms of the related leases.

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

Licenses

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

License	3 years 2 months – 7 years
Software	3 – 10 years
Others	3 – 15 years

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)Intangible assets (continued)

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

j)Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, intangible assets with finite lives and right-of-use assets, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact on the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition, using the key assumptions including revenue growth (comprising sale volume and sale price) and gross margin improvements. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss on long-lived assets for the excess of the carrying amount of the assets over their fair value. As of December 31, 2025, the Vietnam automotive asset group under the Car segment makes up a significant part of the aggregate balance of long-lived assets.

k)Interest costs

Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets had not been made. Capitalization of interest costs commences when the activities to prepare the assets are in progress and expenditures and interest costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use.

l)Warranty reserve

The Group provides a manufacturer’s product warranty on all new vehicles at the time of vehicle sale. The Group accrues a product warranty reserve for the vehicles sold, based on the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimation of the frequency and average costs of claims. The Group engages an independent actuary expert to assist in the determination of warranty reserve for vehicles. The warranty reserve does not include projected service costs associated with our vehicles subject to operating lease accounting lease contracts, as these service costs are expensed as incurred.

The Group accrues estimated campaigns when such obligations are considered probable and reasonably estimated. The Group calculates the expected costs of each campaign by applying the average repair cost to the number of affected vehicles anticipated to be remedied.

The following table presents the Group’s warranty reserve balances as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Product warranty	4,453,850	18,153,443	722,640,142
Campaign warranty	1,175,585	2,797,818	111,373,671
TOTAL	5,629,435	20,951,261	834,013,813

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)Warranty reserve (continued)

The Group revises these estimates based on changes in these factors. Product warranty and campaigns expenses are recorded as a component of cost of sale in the Consolidated Statement of Operations. The Group re-evaluates the adequacy of the warranty accrual on a regular basis. The portion of the warranty reserve expected to be incurred within the next 12 months is included in other current liabilities, while the remaining balance is included in other non-current liabilities on the consolidated balance sheets.

m)Leases

The Group assesses at contract inception whether a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract.

The Group as a lessee

A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date or e) the leased asset is of such a specialized nature that it is expected to have no alternative use.

Finance lease assets and liabilities are presented separately on the consolidated balance sheet as finance lease right-of-use assets, and finance lease liabilities, current and non-current, respectively.

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

When a lease is terminated before the end of the lease term, the Group derecognizes the associated ROU and lease liabilities, with any difference recognized as a gain or loss in the period of termination. Termination penalties are recognized as expense in the period incurred.

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m)Leases (continued)

The Group as a lessor (continued)

A lease is classified at the lease commencement date as either a sales-type lease or an operating lease. The lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria: a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for the major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset, or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Notwithstanding the above criteria, leases are classified as operating leases if they have variable lease payments that do not depend on an index or rate and if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss.

For a sales-type lease, at the lease commencement, net investment in the lease is recognized by the sum of the lease receivable and the unguaranteed residual asset. Lease receivable is the present value of the sum of lease payments and the guaranteed residual asset. The Group recognizes all revenue and costs associated with the sales-type lease as revenue from leasing activities and cost of leasing activities upon delivery of the underlying asset to the customer. Interest income based on the implicit rate in the lease is recorded to finance income over time as customers are invoiced on a monthly basis.

All other leases are accounted for as operating leases wherein the Group recognizes, at the commencement date, the lease payments as income in profit or loss over the lease term on a straight-line basis and the Group recognizes variable lease payments as income in profit or loss in the period in which the changes in facts and circumstances on which the variable lease payment are based occur.

Battery leases

The Group has battery leases accounted for as both operating leases and sales-type leases. The Group’s operating leases for batteries allow variable monthly subscription fees that depend on mileage usage. Both types of battery leases have an indefinite term and can be terminated at any time at the customer’s discretion. At the termination of contract, customers may choose to purchase the batteries they are currently leasing at a predetermined price or return the batteries to the Group.

Business cooperation contract (“BCC”) with V-green

In September 2024, VinFast entered into agreement with V-Green, a related party under common control to lease the VinFast charging station system, which is mostly recognized as property, plant, and equipment in exchange for a specified percentage of the total revenue generated from these assets. As of 31 December 2025, the cost and accumulated depreciation of these property, plant, and equipment under the BCC is VND5,434.0 billion (USD216.3 million) and VND2,436.7 billion (USD97.0 million) respectively. The lease is classified as an operating lease whereby VinFast acts as the lessor.

n)Revenue recognition

Reclassifications

In 2025, certain prior year amounts relating to revenues and cost of sales have been reclassified to conform to the current year presentation in the consolidated financial statements and the accompanying notes.

Sales of vehicles (automobiles, e-scooters)

The Group identifies the individuals, distributors and the commercial banking partner/leasing company who purchase the vehicles as the customers in the contracts for sales of automobiles and e-scooters produced by the Group. At the inception of each contract, the Group assesses whether it is probable that substantially all of the consideration to which it is entitled in exchange for the goods or services transferred will be collected. Where the Group determines at contract inception that collectability is not probable, revenue is not recognized. The Group shall continue to assess the contract to determine whether the criteria for revenue recognition are subsequently met in accordance with ASC 606.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

Contracts with customers may include lease and non-lease components, comprising various performance obligations. Accordingly, the Group allocates its purchase consideration among lease (where applicable) and non-lease components, based on the relative estimated standalone selling price in accordance with ASC 606, Revenue recognition. The sale of vehicles can be bundled with the sale of battery or the lease of battery (Note 2(m)). In case of the lease of battery, variable lease payments of the battery leases are also allocated to the lease components and non-lease components on the same basis.

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

The consideration recognized represents the amount received, net of consideration payable to customers that the Group reasonably expects to pay. Taxes assessed by various government entities, such as special consumption and value-added taxes, collected at the time of the vehicle sale are excluded from net sales and revenue.

In certain circumstances, the Group arranges for third parties to provide goods or services to customers. In such arrangements, the Group determines that it does not control the specified goods or services before transfer and therefore acts as an agent, revenue is recognized on a net basis, representing the amount of any commission or fee to which the Group is entitled in exchange for arranging the goods or services to be provided by the third party.

Free charging program

In 2024, the Company launched the “Vietnam Strong Spirit – For Green Future” program, offering free charging services for its EV users. The free charging program will continue until June 30, 2027 or until December 31, 2027 if customer purchase EVs with battery before March 01, 2025. Under the program, Mr. Pham is responsible for paying the battery charging costs for all eligible sales until December 31, 2024. The estimated amount under the free charging program of approximately VND5,900.8 billion was based on historical charging data and will be funded by Mr. Pham. The Company has accounted it as deemed contribution from the owner in its financial statements for the year ended December 31, 2024. Subsequent to December 31, 2024, the Company will be responsible for such payment to V-Green (Note 1(b) and Note 16). The Company acts as an agent in facilitating free charging service to its customers.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)Revenue recognition (continued)

Sales of vehicles (automobiles, e-scooters) (continued)

Vehicle Sales with Residual Value Guarantee (“RVG”)

Vietnam, and other Asian markets

The Group launched a residual value guarantee (“RVG”) program in Vietnam, Indonesia and Philippines of which the Group has the choice to repurchase VinFast electric vehicles from customers after a specified number of years of use at certain predetermined prices based on duration of ownership. Alternatively, the Group may choose to compensate for the deficit i.e., differential between the amounts recovered by the customer when sold to other third parties and the pre-determined price. If customers choose to sell to third party prior to Vinfast’s refusal, they are not entitled to the RVG i.e., Vinfast is not obligated to pay the above-mentioned difference.

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

Other Revenue and Services

Other goods (merchandise, spare parts and components)

Proceeds from sales of merchandise, spare parts and components to distributors and customers are recognized in revenue at the point in time when control of the goods is transferred to the distributor or the customer, usually upon the delivery of the merchandise, spare parts and components.

Rendering of services

Revenue from rendering of services, which is mainly comprised of aftersales services and charging services, is recognized over time based on the level of work completion as the outcome of all contracts can be reasonably ascertained.

Sales of regulatory credits

Sales of regulatory credits represent revenue generated from the transfer of regulatory credits earned through the production and sale of electric vehicles, is recognized at a point in time when control of the regulatory credits is transferred to the customer.

Timing of payment

Payments are received in accordance with payment terms specified in contracts.

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o)Cost of sales

Vehicles

Cost of vehicles sold includes direct parts, materials, processing fees, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, penalties imposed by suppliers in case of the shortfall purchases and reserves for estimated warranty expenses. Cost of vehicle sold also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value.

Other cost of goods sold and services rendered

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

q)Selling and distribution costs

Selling and distribution costs consist primarily of marketing and advertising expenses, salaries and other expenses related to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of the Group’s image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under Selling and distribution costs. For the year ended December 31, 2023, 2024 and 2025, advertising cost totalled VND1,266.4 billion, VND2,236.9 billion and VND1,744.7 billion (USD69.5 million), respectively.

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective tax jurisdictions. No significant provisions have been made in the consolidated financial statements for the year then ended December 31, 2025, 2024 and 2023 (Note 19).

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

The Group uses the fair value method of accounting for restricted stock units (“RSUs”) granted to employees and for our employee stock ownership (the “ESOP”) to measure the cost of employee services received. The fair value of RSU with only service conditions is estimated on the grant date using the fair value based on the closing fair market value of our common stock. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the awards, usually the vesting period, which is from two to four years RSUs. Stock-based compensation expense is recognized on a straight-line basis, net of actual forfeitures in the period.

t)Government grant

The Group’s subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as factory development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group; receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received in case of all the conditions are not met. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related the cost of asset acquisition in case of all the attached contingent conditions are met. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t)Government grant (continued)

Site Development Agreement

The Group’s subsidiaries have the Site Development Agreement with North Carolina Department of Commerce (“NC DOC”), pursuant to which, the Group’s subsidiaries are required to submit relevant documents to request for reimbursement of costs associated with the land levelling up to USD125 million. For the year ended December 31, 2025, the Group’s subsidiary received an amount of USD6.0 million in cash from this incentive. As of December 31, 2025, such amount of incentive was recorded in the account of other short-term liabilities due to the uncertainty of certain events and conditions for Recovery of Funds as specified in the Site Development Agreement.

Capital Reimbursement Agreement

A subsidiary of the Group has entered into a Memorandum of Understanding (“MoU”) with the Government of Tamil Nadu, India, pursuant to which, the subsidiary may be eligible to receive a package of incentives in the form of financial and other incentives. The package of incentives includes financial support of up to 52% of subsidiary’s eligible fixed capital investment, subject to a cap of INR2,080 crores (approximately USD246 million). Eligibility for such incentives is contingent upon the subsidiary fulfilling specified conditions over an investment period of five years ending December 31, 2028. The incentives become claimable upon the later of (i) the commencement of commercial operations or (ii) the achievement of a minimum investment threshold of INR300 crores (approximately USD35 million).

For the year ended December 31, 2025, the subsidiary has not received any amount related to this grant.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u)Foreign currencies (continued)

Convenience Translation

Translations of balances in the consolidated balance sheet, consolidated statement of operations, consolidated statement of other comprehensive loss and consolidated statement of cash flows from VND into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = VND25,121, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of December 31, 2025. No representation is made that the VND amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate. The amounts shown in the consolidated financial statements have been rounded or truncated as deemed appropriate by the management. Accordingly, numerical figures shown as totals in certain tables might not be an arithmetic aggregation of the figures that precede them.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The Group has identified the relevant risk characteristics of its customers and the related cash and cash equivalents, accounts receivable, certain other receivables, amounts due from other related parties, other current assets and other non-current assets which include size, type of services or the products the Group provides, or a combination of these characteristics. Receivables and amounts due from related parties with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each reporting date based on the Group’s specific facts and circumstances. As of December 31, 2025 and 2024, the allowance for credit losses of the financial assets was insignificant.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z)Financial assets transferred that qualify for sale accounting in accordance with ASC 860

US and Canadian market

In connection with the vehicle financing program, the Group sells its receivables to its commercial banking partners. Such transfers are accounted for as sales of receivables with the de-recognition of such receivables from its Consolidated balance sheet as the Group has met all the de-recognition criteria of ASC 860, Transfers and Servicing. The Group does not hold a retained interest in the receivables sold nor is it responsible for the collection and administrative responsibilities of the sold receivables.

aa)Recently adopted accounting pronouncements

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

The Group adopted ASU 2023‑09 in the current annual period. The required disaggregated income tax disclosures have been included in our consolidated financial statements. Refer to Note 19, Income Taxes for the inclusion of new disclosures required.

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

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab)Recently issued accounting pronouncements not yet adopted (continued)

ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326)

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU.

ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU.

ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU.

ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

3.	SPIN-OFF OF NOVATECH RESEARCH AND DEVELOPMENT JSC

In August, 2025, a portion of the VinFast Vietnam’s net assets was spun off to establish a new company, Novatech Research and Development Joint Stock Company (“Novatech”) (which is now known as Future Investment Research and Development Joint Stock Company).

Subsequent to the Spin-Off, the Company transferred its entire ownership interest in Novatech to the Company’s Chief Executive Officer for total consideration of approximately VND39,828 billion (USD1,585.5 million), which was accounted for as a disposal of a subsidiary under common control. The consideration was fully paid in 2025. The difference between the consideration received and the carrying amounts of the net assets of Novatech was recognized in equity in the consolidated financial statements.

Concurrently, VinFast Vietnam entered into a long-term intellectual property license agreement with Novatech, pursuant to which the Company obtained the rights to use such intellectual property for the purpose of continuing its electric vehicle manufacturing operations, for a fixed license fee of VND25,199 billion (USD1,003.1 million). In 2025, VinFast settled the entire license fee payable to Novatech through a set-off arrangement and cash payments.

In addition, the conversion ratios and exchange ratios of the Company’s Dividend Preferred Shares (“DPS”) into common shares of VinFast Vietnam and the Company were modified on October 1, 2025. As a result, DPSs were remeasured at fair value and the differences between their fair value and carrying amount were recorded as a change in additional paid-in capital. Further details are disclosed in Note 22 – Dividend Preference Shares.

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

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

4.CONCENTRATION OF RISKS (continued)

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

Credit Risk

The Group performs ongoing credit evaluations of customers’ financial condition whenever deemed necessary. The Group maintains an allowance for credit losses based on the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness, customers’ bank guarantee (if applicable) and current economic trends. The Group believes that concentration of credit risk is limited because of credit quality of the customer base, small account balances for most of these customers. The pricing term was determined based on management’s assessment of market-based pricing terms. As of December 31, 2025, receivable from GSM JSC, PT XanhSM Green and Smart Mobility Indonesia and Green and Smart Mobility Philippines Inc accounted for approximately 20%, 25% and 13% respectively, of account trade receivables (including trade receivables from related parties) (as of December 31, 2024, receivable from GSM JSC and PT XanhSM Green and Smart Mobility Indonesia accounted for 22% and 13% of account trade receivables (including trade receivables from related parties) respectively). No other customers individually accounted for 10% or more of account trade receivables as of December 31, 2025 and 2024.

5.CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprise cash on hand, cash in banks, cash in transit and short-term, highly liquid investments, which are unrestricted as to withdrawal and use, with an original maturity of not more than three months that are readily convertible into known amount of cash and that are subject to an insignificant risk of change in value.

Restricted cash is comprised primarily of cash as collateral for letters of credit issued to the landlords for certain of the Group’s leased facilities and cash receipts from customers at commercial banks which are temporarily frozen and checked before being transferred to current accounts of the Group, autonomous vehicle manufacturing surety bonds and cash held as collateral for sales to commercial banking partner/leasing company with a resale value guarantee, cash held to service certain payments under various debt facilities and other obligations. The Group determines current or non-current classification based on the expected remaining duration of the restriction.

Details of cash and cash equivalent and restricted cash are presented in the consolidated statements of cash flows as below:

	As of December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Cash on hand	1,279	28	4	159
Cash at banks	4,094,193	2,223,405	7,135,089	284,028,860
Cash in transit	—	—	216,905	8,634,409
Cash equivalents	—	1,083,360	—	—
Total cash and cash equivalents	4,095,472	3,306,793	7,351,998	292,663,429
Short-term restricted cash	102,932	2,371,038	766,885	30,527,646
Long-term restricted cash	660,363	1,610,439	1,836,864	73,120,656
Total cash, cash equivalents and restricted cash	4,858,767	7,288,270	9,955,747	396,311,731

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

6.SHORT-TERM TRADE RECEIVABLES

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Receivables from sale of finished goods and merchandises (i)	5,220,947	4,065,619	161,841,447
Receivables from disposal of assets and scrap	270,525	515,063	20,503,284
Others	113,592	89,380	3,557,979
TOTAL	5,605,064	4,670,062	185,902,711
(i)

This represents trade receivables from sale of automobiles, E-bus, e-scooters, and spare-parts, which are unconditional (i.e., only the passage of time is required before payment of the consideration is due).

7.ADVANCES TO SUPPLIERS

The advances to suppliers pertain primarily to amounts advances to suppliers, procurement agents who undertake the procurement of machinery, equipment, component parts and lands for the Group. It also includes advances to construction contractors engaged in the Group’s manufacturing projects and advances made for the purchase of other goods and services.

Advances to suppliers are stated net of an allowance for uncollectible amounts of VND55.8 billion (USD2.2 million) as of December 31, 2025 (as of December 31, 2024: nil).

8.INVENTORIES, NET

The classification of inventory balance as of December 31, 2025 and 2024 is as follows:

	At lower of cost and net realizable value
	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Raw materials	12,077,632	14,879,879	592,328,291
Finished goods, including service parts	10,104,487	11,658,740	464,103,340
Good in transit	2,123,863	3,465,063	137,934,915
Work in progress	3,338,606	4,538,671	180,672,386
Merchandises	22,770	32,137	1,279,288
Tools and spare parts	239,672	308,159	12,266,988
TOTAL	27,907,030	34,882,649	1,388,585,208

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

8.INVENTORIES, NET (continued)

As of December 31, 2025, inventories with the carrying value of VND2,041.4 billion (USD81.3 million) (2024: VND415 billion) are used as collateral for borrowings of the Group as presented in Note 13.

Finished goods include vehicles, e-scooters and service parts.

Battery leases accounted for as operating leases (Note 2(m)) are transferred to Property, Plant and Equipment once the lease commences (concurrently with the sales of vehicles).

Inventory write-downs recognized in cost of sales for the year ended 2025 were VND7,076.2 billion (USD281.7 million) (2024: VND8,638.1 billion, 2023: VND5,614.9 billion).

9.SHORT-TERM PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Cash collateral and other deposits (i)	1,245,806	1,169,287	46,546,196
Valued added tax deductible	7,829,343	9,525,138	379,170,336
Import tax to be refunded	1,281,331	1,938,341	77,160,185
Other receivables	284,540	539,367	21,470,762
Other prepaid expenses and other assets	844,098	1,158,554	46,118,944
TOTAL	11,485,118	14,330,687	570,466,423
(i)	This mainly comprises deposit for purchase of materials and deposit for lease contracts.

10.PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Freehold land	2,048,104	2,119,897	84,387,445
Buildings and structures	26,303,728	29,613,489	1,178,834,003
Machinery and equipment	70,764,858	85,187,698	3,391,095,020
Leased-out batteries	5,895,670	6,129,613	244,003,543
Vehicles	2,537,029	2,253,254	89,696,031
Office equipment	829,408	1,051,712	41,865,849
Others	75,847	81,506	3,244,536
Subtotal	108,454,644	126,437,169	5,033,126,428
Less: Accumulated depreciation	(23,914,727)	(33,374,063)	(1,328,532,423)
Less: Impairment charges	(5,840,402)	(13,829,202)	(550,503,642)
Total property, plant and equipment, net	78,699,515	79,233,904	3,154,090,363

The Group recorded depreciation expenses of VND10,993.1 billion (USD437.6 million), VND9,493.6 billion and VND6,507.9 billion for the years ended December 31, 2025, 2024 and 2023 respectively.

As of December 31, 2025, a portion of property, plant and equipment with the carrying value of VND24,651.7 billion (USD981.3 million) (December 31, 2024: VND31,250.6 billion) was mortgaged with banks to secure the Group’s loans and debts (Note 13.2).

During the year, the amount of interest cost that has been capitalized is VND180.6 billion (USD7.2 million) (2024: VND409.4 billion, 2023: VND669.4 billion).

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

10.PROPERTY, PLANT AND EQUIPMENT, NET (continued)

In 2025, the Group identified specific impairment indicators associated with individual assets, which include:

●	Impairment of leased-out batteries of VND366.9 billion (USD14.6 million) under the Car and E-scooter segments was recognized during the year (2024: VND907.2 billion, 2023: VND1,023.6 billion) due to competitive lease subscription fee provided to customers. The Group impaired identified asset based on its fair value.
●	Impairment of battery production line facilities under the Car segment was recognized during the year of VND1,350.2 billion (USD53.7 million) (2024: VND2,665.3 billion) due to idle operations. The Group impaired identified asset based as management assessed that the assets could not generate any future economic benefit.
●	Impairment of showroom assets under the Car segment was recognized during the year of VND946.6 billion (USD37.7 million) (2024: VND190.7 billion) due to the change in plan of these showrooms. The Group impaired identified asset based on its disposal cashflows.
●	Impairment of North Carolina factory under the Car segment was recognized during the year of VND5,802.3 billion (USD231.0 million) due to the change in plan. The Group impaired identified asset based on its fair value.

The impairment losses were recognised in the administrative expenses. The following methods and significant unobservable inputs were used for the estimation of fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy:

Item	Level of fair value hierarchy	Valuation technique	Valuation date	Significant unobservable inputs	Amount
Fair value of leased-out batteries	Level 3	Discounted Cash Flow	December 31, 2025	Discounted rate	8.67 – 10.73 (%/annum)
Fair value of North Carolina factory	Level 2	Market Approach	December 31, 2025	N/A	N/A

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

11.INTANGIBLE ASSETS, NET

	As of December 31, 2024			As of December 31, 2025
		Accumulated	Net carrying		Accumulated	Impairment	Net carrying	Net carrying
	Cost	amortization	value	Cost	amortization	charges	value	value
	VND million	VND million	VND million	VND million	VND million	VND million	VND million	USD
Finite-lived intangible assets:
License	3,690,720	(3,690,720)	—	3,833,440	(3,698,601)	—	134,839	5,367,581
Software (i)	2,237,380	(1,263,481)	973,899	2,739,093	(1,680,065)	—	1,059,028	42,157,080
Purchased software under development phase	169,248	—	169,248	176,759	—	(176,759)	—	—
Others	43,527	(22,039)	21,488	52,789	(40,038)	—	12,751	507,583
Total	6,140,875	(4,976,240)	1,164,635	6,802,081	(5,418,704)	(176,759)	1,206,618	48,032,244
(i)	Weighted-average remaining useful life of 69 months as of December 31, 2025 (2024: 56 months, 2023: 53 months).

The Group recorded amortization expenses of VND423.8 billion (USD16.9 million), VND382.9 billion and VND474.0 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table identifies the estimated amortization expense of the Group’s intangible assets as of December 31, 2025 for each of the next five years (in VND million):

2026	273,637
2027	233,422
2028	190,270
2029	136,571
2030 and thereafter	372,718

12.INVESTMENTS IN EQUITY INVESTEES

Name	As of December 31, 2024		As of December 31, 2025		Principal activities
	Voting right	Equity interest	Voting right	Equity interest
	(%)	(%)	(%)	(%)
V-G High Tech Energy Solutions Co., Ltd. (“V-G”)	49	48.6	49	48.6	Development and production of electric vehicle batteries and energy storage system

V-G’s head office is located at Vung Ang Economic Zone, Vung Ang Ward, Ha Tinh province.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

13.INTEREST-BEARING LOANS AND BORROWINGS

		As of December 31,
	Note	2024	2025	2025
		VND million	VND million	USD
Short-term
Loans from banks	13.1	24,210,045	26,872,866	1,069,737,112
Current portion of long-term loans	13.2	7,279,170	5,258,070	209,309,741
Current portion of bonds	13.3	7,605,487	2,485,000	98,921,221
Loans from others		29,384	—	—
TOTAL		39,124,086	34,615,936	1,377,968,075
Long-term
Loans from banks	13.2	16,924,140	36,214,061	1,441,585,168
Bonds	13.3	5,938,750	11,334,167	451,182,955
TOTAL		22,862,890	47,548,228	1,892,768,122

13.1Short-term loans from banks

Details of the short-term loans from banks as of December 31, 2025 were as follows:

Bank	As of December 31, 2025		Principal maturity date	Collateral
		USD
		(Convenience
	VND million	translation)
Bank 1	9,667,947	384,855,181	From January	Shares and properties of affiliates;
			to October	payment guarantee provided
			2026	by the ultimate parent company
Bank 2	6,304,181	250,952,629	From January to	Properties of affiliates; machines and
			December	equipment of the Company; payment guarantee provided
			2026	by the ultimate parent company
Bank 3	913,404	36,360,177	From January	Shares of affiliates; machines and
			to December	equipment of the Company; payment guarantee provided
			2026	by the ultimate parent company
Bank 4	1,447,389	57,616,695	From February	Shares, deposit and properties of affiliates;
			to September	equipment and properties of the Company; payment guarantee provided
			2026	by the ultimate parent company
Bank 5	962,672	38,321,404	From May	Shares and properties of affiliates;
			to September	equipment and properties of the Company; payment guarantee provided
			2026	by the ultimate parent company
Bank 7	3,869,863	154,048,923	From January	Shares of affiliates;
			to June	payment guarantee provided by the
			2026	ultimate parent company
Bank 11	659,543	26,254,648	February 2026	Payments guaranteed by Standby
				Letter of Credit (“SBLC”) from a
				commercial bank
Bank 12	1,049,077	41,760,957	April 2026	Payments guarantee provided by the
				ultimate parent company and SBLC
				from a commercial bank
Bank 13	998,811	39,760,002	From May	Shares of affiliates and ultimate parent company;
			to August	payment guarantee provided
			2026	by the ultimate parent company
Loan from others	999,979	39,806,497	February 2026	Shares of affiliates; machines and
			to March	equipment of the Company; payment guarantee provided by the
			2026	ultimate parent company

TOTAL	26,872,866	1,069,737,112

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.1Short-term loans from banks (continued)

Details of the short-term loans from banks as of December 31, 2024 were as follows:

Bank	VND million	Principal maturity date	Collateral
Bank 1	6,032,808	From January	Shares and properties of affiliates;
		to October	payment guarantee provided by the ultimate parent
		2025	company
Bank 2	6,602,705	From January	Shares and properties of affiliates; machines and
		to December	equipment of the Company; payment guarantee provided by the ultimate
		2025	parent company
Bank 3	2,606,592	From January	Shares of affiliates; payment guarantee provided by the
		to December	ultimate parent company
		2025
Bank 4	1,439,745	From January	Shares, bond and properties of affiliates;
		to September	machineries held by the Company and payment guarantee provided by the
		2025	ultimate parent company
Bank 5	1,088,269	From January	Shares and properties of affiliates;
		to September	machineries held by the Company and payment guarantee provided by the
		2025	ultimate parent company
Bank 6	462,805	From January	Vehicles under loan contract and
		to May	payment guarantee provided by the
		2025	ultimate parent company
Bank 7	3,984,964	From January	Shares of an affiliate;
		to June 2025	payment guarantee provided by the
			ultimate parent company
Bank 8	257,001	From January	Shares of the ultimate parent company
		to December	held by individuals and properties of an affiliate; payment guarantee provided by
		2025	ultimate parent company
Bank 9	780,625	From January	Letter of Comfort from the ultimate parent
		to March	company and Standby Letter of Credit
		2025	(“SBLC”) from a commercial bank
Bank 10	441,945	April 2025	Payment guarantee provided by the
			ultimate parent company and
			SBLC from
			a commercial bank
Bank 11	442,736	October 2025	Payment guarantee provided by
			Vingroup Investment
			Vietnam JSC and SBLC from
			a commercial bank
Loans from others	69,850	February 2025	Certain inventories (Note 8)
TOTAL	24,210,045

Details of interest rate during the year of short-term borrowings as December 31, 2024 and December 31, 2025 were as follows:

Loans and borrowings	Currency	Interest rate per annum applicable in 2024	Interest rate per annum applicable in 2025
Short-term Loans	VND	From 8.5% to 15%	From 8.5% to 15%
Short-term Loans	USD	From 6.3% to 10.5%	From 6.47% to 7.51%
Short-term Loans	EUR	From 5.8% to 6.73%	Not applicable
Short-term Loans	IDN	8.07%	Not applicable
Short-term Loans	INR	8.95%	Not applicable
Letter of Credit	VND	9.5%	Not applicable

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.2Long-term loans from banks

Details of long-term borrowings as of December 31, 2025 were as follows:

Lenders	As of December 31, 2025		Principal maturity date	Collateral
		USD
		(Convenience
	VND million	translation)
Syndicated loan No.1	11,098,426	441,798,734	From March 2026 to September 2030	(i)
In which: current portion	2,524,703	100,501,692
Syndicated loan No.2	4,309,592	171,553,362	June 2028	(i)
In which: current portion	22,295	887,504
Syndicated loan No.3	2,891,381	115,098,165	June 2028	(i)
In which: current portion	18,183	723,817
Syndicated loan No.4	1,576,144	62,742,088	From June 2026 to December 2026	(i)
In which: current portion	1,576,144	62,742,088
Syndicated loan No.5	2,969,431	118,205,127	From May 2026 to November 2029	(i)
In which: current portion	448,093	17,837,387
Syndicated loan No.6	1,385,750	55,163,011	From June 2027 to April 2032	(i)
In which: current portion	—	—
Syndicated loan No.7	5,688,690	226,451,574	From May 2027 to May 2029	(i)
In which: current portion	—	—
Loan from a financial institution	2,366,775	94,214,999	June 2028	(i)
In which: current portion	958	38,135
Bank 1	3,054,330	121,584,730	From September 2027 to December 2034	(i)
In which: current portion	—	—
Bank 2	2,555,435	101,725,051	September 2027	(i)
In which: current portion	—	—
Bank 3	2,500,834	99,551,531	From September 2027 to September 2028	(i)
In which: current portion	—	—
Bank 4	659,917	26,269,535
In which: current portion	659,917	26,269,535	August 2026	(i)
Bank 5	407,649	16,227,419	From March 2028 to December 2035	(i)
In which: current portion	—	—
Loan from others	7,777	309,582	May 2026	(ii)
In which: current portion	7,777	309,582
TOTAL	41,472,131	1,650,894,909
In which:
Non-current portion	36,214,061	1,441,585,168
Current portion	5,258,070	209,309,741

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.2Long-term loans from banks (continued)

Details of long-term borrowings as of December 31, 2024 were as follows:

Lenders	As of December 31, 2024	Principal maturity date	Collateral
	VND million
Syndicated loan No.1	12,751,953	From March 2025 to September 2030	(i)
In which: current portion	2,491,712
Syndicated loan No.4	1,970,809	From June 2025 to December 2026	(i)
In which: current portion	447,924
Syndicated loan No.5	3,165,712	From May 2025 to November 2029	(i)
In which: current portion	358,603
Syndicated loan No.7	6,266,690	From November 2027 to November 2028	(i)
In which: current portion	3,941,273
Loan from others	48,146	From February 2025 to October 2026	(ii)
In which: current portion	39,658
TOTAL	24,203,310
In which:
Non-current portion	16,924,140
Current portion	7,279,170

(i)As of December 31, 2025 and 2024, these long-term loans were secured by:

●	Certain inventories and properties held by the Group and the Debt Service Reserve Account at the offshore account management bank, the Revenue Account at a commercial bank with outstanding balance and accumulated other related benefits arising from such account;
●	Certain shares of the Company and affiliates of the Group held by the ultimate parent company;
●	Certain properties held by affiliates;
●	Payment guarantee from the Company’s Managing Director and CEO, ultimate parent company and certain commercial banks.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.2Long-term loans from banks (continued)

(ii)As of December 31, 2025, these long-term loans were secured by certain inventories.

Details of interest rate during the year of borrowings as of December 31, 2025 as follows:

Loans and borrowings	Currency	Interest rate applicable in 2024	Interest rate applicable in 2025
Secured loans without swap contract	VND	Not applicable	Floating interest rate, of 14% per annum
Secured loans without swap contract	USD	Floating interest rate, from 7.12% to 9.08% per annum	Floating interest rate, from 6.2% to 9.02% per annum
Secured loans with floating interest rate swapped for fixed interest rate (also fixed transaction rate) under swap contracts (Note 21A)	USD	Fixed interest rate under swap contract, 4.1% per annum	Fixed interest rate under swap contract from 4.1% to 6.58% per annum
Secured loans	EUR	Floating interest rate, from 5.08% to 6.73% per annum	Floating interest rate, from 4.76% to 5.81% per annum
Secured loans	INR	Not applicable	Floating interest rate, from 9.20% to 11.45% per annum
Secured loans	IDR	Not applicable	Floating interest rate, from 8.46% to 9.43% per annum

13.3  Bonds

The balance as of December 31, 2025 includes bonds arranged by third counterparties:

Bonds	As of December 31, 2025		Principal maturity date	Interest rate	Collateral
		USD
		(Convenience
	VND million	translation)

Bond No.4	4,939,583	196,631,623	May 2028	Fixed interest rate at 12.5% per annum	(i)
Bond No.5	1,988,750	79,166,833	October 2026	Fixed interest rate at 13.5% per annum	(ii)
In which: current portion	1,988,750	79,166,833
Bond No.6	3,955,000	157,438,000	October 2029	Fixed interest rate at 13.5% per annum	(ii)
Bond No.7	496,250	19,754,389	December 2026	Fixed interest rate at 13.5% per annum	(iii)
In which: current portion	496,250	19,754,389
Bond No.8	2,439,584	97,113,331	June 2028	Fixed interest rate at 12.0% per annum	(iv)

TOTAL	13,819,167	550,104,176
In which:
Non-current portion	11,334,167	451,182,955
Current portion	2,485,000	98,921,221
(i)	This bond issue is secured by shares of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.
(ii)	This bond issue is secured by shares and real estates of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

13.INTEREST-BEARING LOANS AND BORROWINGS (continued)

13.3	Bonds (continued)
(iii)	This bond issue is secured by real estates of an affiliate under common control of the ultimate parent company; payment guaranteed by the ultimate parent,
(iv)	This bond issue is secured by shares of an affiliate under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

The balance as of December 31, 2024 includes bonds arranged by a third counterparty:

Bonds	As of December 31, 2024	Principal maturity date	Interest rate	Collateral
	VND million
Bond No.1	1,995,793	May 2025	Floating interest rate, annual interest rate from 9.775% to 10.175% per annum	(i)
In which: current portion	1,995,793
Bond No.2	4,992,091	From January to March 2025	Fixed interest rate from 14.4% to 14.5% per annum	(ii)
In which: current portion	4,992,091
Bond No.3	617,603	September 2025	Floating interest rate, annual interest rate from 10.875% to 11.225% per annum	(iii)
In which: current portion	617,603
Bond No.5	1,977,750	October 2026	Fixed interest rate at 13.5% per annum	(iv)
Bond No.6	3,951,000	October 2029	Fixed interest rate at 13.5% per annum	(iv)
Bond No.7	10,000	December 2026	Fixed interest rate at 13.5% per annum	(iv)

TOTAL	13,544,237
In which:
Non-current portion	5,938,750
Current portion	7,605,487
(i)	This bond issue is secured by shares of an affiliate held by the ultimate parent company; payment guaranteed by the ultimate parent company.
(ii)	This bond issue is secured by shares of an affiliate company held by the ultimate parent company and shares of the ultimate parent company held by Vietnam Investment Group Join Stock Company (“VIG”); payment guaranteed by the ultimate parent company.
(iii)	This bond issue is secured by shares of the ultimate parent company held by VIG; payment guaranteed by the ultimate parent company.
(iv)	This bond issue is secured by shares and real estates of affiliates under common control of the ultimate parent company; payment guaranteed by the ultimate parent company.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

14.DEPOSITS AND DOWN PAYMENT FROM CUSTOMERS

The deposits and down payment received in advance from customers for sales of automobiles, escooters and service parts were as follows:

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Refundable deposit liabilities	2,524,022	402,495	16,022,252
Non-refundable down-payment of contract liabilities	1,041,441	1,584,938	63,092,154
TOTAL	3,565,463	1,987,433	79,114,406

Revenue recognized from non-refundable down-payment in 2025 (2024) from these contract liabilities as of December 31, 2024 (2023)	728,073	972,835	38,725,966

15.DEFERRED REVENUE

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Beginning balance of the year	345,603	1,719,480	2,846,649	113,317,503
Additions	1,480,143	1,233,503	1,645,865	65,517,495
Revenue recognized	(106,266)	(106,334)	(267,227)	(10,637,594)
Ending balance of the year	1,719,480	2,846,649	4,225,287	168,197,405
In which:
Short-term	149,747	123,951	98,631	3,926,237
Long-term	1,569,733	2,722,698	4,126,656	164,271,168

Deferred revenue mainly related to service-type warranties, leasing activities for batteries. Deferred revenue is equivalent to the total transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, as of the balance sheet dates. The balance will be recognized as other revenue and services over the performance period.

16.SHORT-TERM ACCRUALS

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Accruals for the purchase of raw material, machines and equipment, information technology systems and development costs	5,695,041	5,933,420	236,193,623
Accrued construction costs for factories and infrastructure	337,019	930,999	37,060,587
Accrued selling expenses (i)	3,241,109	8,623,579	343,281,677
Accrued loan and bonds interests	398,839	443,682	17,661,797
Others	1,388,950	2,625,571	104,516,978
TOTAL	11,060,958	18,557,251	738,714,661
(i)

As at December 31, 2025, short-term accrued selling expenses related to free-charging program for customers purchasing electric vehicles (“EV customers”) amounting to VND3,658.5 billion (USD145.6 million). The Group also recognized long-term accrued expenses of VND1,947.2 billion (USD77.5 million) related to the free-charging program. Both amounts will be paid to V-Green Global Charging Station Development JSC (“V-Green JSC”), a related party, providing charging station services to EV customers.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

17.OTHER LIABILITIES

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Provision for contract penalty, compensations and purchase commitments	1,853,326	1,605,509	63,911,031
Provision for residual guarantee program	140,461	269,646	10,733,888
Tax payables	2,041,629	3,055,904	121,647,387
Assurance-type warranties	2,215,403	5,796,466	230,741,849
Payables to employees	993,210	1,050,767	41,828,231
Payable relating to government grant (i)	—	2,093,808	83,348,911
Others	2,229,754	2,233,977	88,928,665
TOTAL CURRENT LIABILITIES	9,473,783	16,106,077	641,139,963
Assurance-type warranties	3,414,032	15,154,795	603,271,964
Provision for residual guarantee program	857,308	1,663,327	66,212,611
Payable relating to government grant (i)	1,892,983	—	—
Others	135,790	683,964	27,226,782
TOTAL NON-CURRENT LIABILITES	6,300,113	17,502,086	696,711,357
(i)	The amount received from Site Development Agreement with North Carolina Department of Commerce (Note 2 (t)).

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

17.OTHER LIABILITIES (continued)

Details of movement of certain provisions during the year are as below:

	Currency: VND million
	Provision for
	contract penalty		Provision for
	and	Assurance-type	residual
	compensation (i)	warranties	guarantee	TOTAL
At January 1, 2023:	1,321,147	861,221	—	2,182,368
Provision made during the year	1,016,745	1,843,776	—	2,860,521
Change in accounting estimate for pre-existing provisions	—	222,988	—	222,988
Utilized	(956,261)	(366,936)	—	(1,323,197)
At December 31, 2023	1,381,631	2,561,049	—	3,942,680
At January 1, 2024:	1,381,631	2,561,049	—	3,942,680
Provision made during the year	1,002,699	4,066,583	714,301	5,783,583
Change in accounting estimate for pre-existing provisions	(10,686)	(21,010)	283,468	251,772
Utilized	(520,318)	(977,187)	—	(1,497,505)
At December 31, 2024	1,853,326	5,629,435	997,769	8,480,530
At January 1, 2025:	1,853,326	5,629,435	997,769	8,480,530
Provision made during the year	1,377,437	10,792,802	374,952	12,545,191
Change in accounting estimate for pre-existing provisions	(791,544)	7,082,548	570,187	6,861,191
Utilized	(833,710)	(2,553,524)	(9,935)	(3,397,169)
At December 31, 2025	1,605,509	20,951,261	1,932,973	24,489,743
USD	63,911,031	834,013,813	76,946,499	974,871,343
(i)	The penalty and compensation costs incurred in 2025 were primarily related to the estimated charge from suppliers due to failure to meet committed volume, discontinuation of the development and engineering change of certain future electric vehicle models. As of December 31, 2025, the Group was still in the negotiation process to finalize compensation amounts.

18.LEASES

Group as a lessee

The Group determines whether an arrangement is a lease at inception. The Group has entered into various non-cancellable operating lease and finance lease agreements for lands, showrooms, ship, offices, factory and tooling used in its operations. The Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of or less than 12 months).

As most of the leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

18.LEASES (continued)

Group as a lessee (continued)

The balances for the finance lease and operating leases where the Group is the lessee are presented as follows:

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Finance lease
Property, plant and equipment, net	87,878	3,383,861	134,702,480

Total finance lease liabilities	89,280	3,576,503	142,371,044
In which:
Current portion of finance lease liabilities	11,650	195,748	7,792,206
Non-current finance lease liabilities	77,630	3,380,755	134,578,838
In which:
Lease liabilities from related parties (*)	89,280	3,576,503	142,371,044

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Operating lease
Right-of-use assets – Operating lease	5,042,347	2,952,827	117,544,166
Total operating lease liabilities	5,485,846	3,294,890	131,160,782
In which:
Current portion of operating lease liabilities	1,486,822	1,088,938	43,347,717
Non-current operating lease liabilities	3,999,024	2,205,952	87,813,065
In which:
Lease liabilities from related parties (*)	524,032	665,738	26,501,254
Lease liabilities from third parties	4,961,814	2,629,152	104,659,528
(*)	Detail of balance of lease liabilities from related parties are as follows:

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Finance lease liabilities
VHIZ Ha Tinh JSC	—	3,576,503	142,371,044
VHIZ Hai Phong JSC	89,280	—	—
TOTAL	89,280	3,576,503	142,371,044
Operating lease liabilities
VHIZ Hai Phong JSC	399,513	500,007	19,903,945
Others	124,519	165,731	6,597,309
TOTAL	524,032	665,738	26,501,254

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

18.LEASES (continued)

Group as a lessee (continued)

The components of lease expense are as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Operating lease
Operating lease expense (*)	1,729,244	1,905,922	1,606,071	63,933,402
Finance lease
Amortization of leased assets	—	1,548	40,317	1,604,912
Interest on lease liabilities	—	13,616	265,257	10,559,174
Total finance lease expense	—	15,164	305,574	12,164,086

(*) Includes short-term leases, which are individually immaterial

Other information related to finance leases and operating leases where the Group is the lessee is as follows:

	As of December 31,
Weighted-average remaining lease term: (months)	2024	2025
Finance lease	509	825
Operating lease	66	61
Weighted-average discount rate:
Finance lease	17.09%	15.30%
Operating leases	10.71%	10.15%

Supplemental cash flow information related to finance leases and operating leases where the Group is the lessee was as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	1,549,627	1,385,185	1,540,894	61,338,880
Operating cash outflows from finance leases	—	10,707	96,285	3,832,849

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

18.LEASES (continued)

Group as a lessee (continued)

As of December 31, 2025 and 2024, the maturities of lease liabilities (excluding short-term leases) were as follows:

	Finance lease			Operating lease
	As of December 31,			As of December 31,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
Less than 1 year	11,649	195,748	7,792,206	1,639,537	1,147,462	45,677,401
From 1 to 2 years	12,204	202,207	8,049,321	1,513,802	1,091,918	43,466,343
From 2 to 3 years	12,204	279,637	11,131,603	1,385,638	510,227	20,310,776
From 3 to 4 years	12,814	359,622	14,315,593	819,732	352,179	14,019,307
From 4 to 5 years	13,424	446,994	17,793,639	514,174	356,113	14,175,909
Thereafter	959,982	83,499,665	3,323,898,929	1,782,592	1,054,706	41,985,032
TOTAL	1,022,277	84,983,873	3,382,981,291	7,655,475	4,512,605	179,634,768
Less: Imputed interest	932,997	81,407,370	3,240,610,246	2,169,629	1,217,715	48,473,986
Present value of lease obligations	89,280	3,576,503	142,371,044	5,485,846	3,294,890	131,160,782
Less: Current portion	11,650	195,748	7,792,206	1,486,822	1,088,938	43,347,717
Non-current portion of lease obligations	77,630	3,380,755	134,578,838	3,999,024	2,205,952	87,813,065

Group as a lessor

Revenue from leasing included in Other revenue and services of Consolidated statements of operations for the year ended December 31, 2023, 2024 and 2025 is VND1,005.4 billion, VND1,052.9 billion and VND992.8 billion (USD39.5 million), respectively.

Operating Lease and Sales-type Lease Receivables

The Group is the lessor of batteries of EV and E-scooter (Note 2(n)).

As of December 31, 2025 and 2024, maturities of our operating lease and sales-type lease receivables from customers for each of the next five years and thereafter were as follows:

	Sale-type lease			Operating lease
	As of December 31,			As of December 31,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
Less than 1 year	199,350	59,652	2,374,587	512,432	539,224	21,465,069
From 1 to 2 years	199,350	59,652	2,374,587	507,346	522,092	20,783,090
From 2 to 3 years	199,350	59,652	2,374,587	492,241	499,072	19,866,725
From 3 to 4 years	199,350	59,652	2,374,587	469,014	482,829	19,220,135
From 4 to 5 years	199,350	59,520	2,369,332	453,054	479,965	19,106,126
Thereafter	442,176	102,223	4,069,225	1,270,215	962,738	38,324,032
TOTAL	1,438,926	400,351	15,936,905	3,704,302	3,485,920	138,765,177

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

18.LEASES (continued)

Net investment in sales-type leases

Net investment in sales-type leases (battery lease transactions) is the sum of the present value of the lease receivable (a lessor’s right to receive lease payments arising from a sales-type lease). Net investment in sales-type leases is presented on the consolidated balance sheet as follows:

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Gross lease receivables	1,642,125	396,415	15,780,224
Received cash	(203,199)	(121,021)	(4,817,523)
Unearned interest income	(279,473)	(108,331)	(4,312,368)
Net investment in sales-type leases	1,159,453	167,063	6,650,332
Reported as:
Current net investment in sales-type lease	134,713	27,835	1,108,037
Non-current net investment in sales-type lease	1,024,740	139,228	5,542,295
Net investment in sales-type leases	1,159,453	167,063	6,650,332

Lease income in operating lease

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Lease income relating to lease payments	233,817	341,296	445,875	17,749,094
Lease income relating to variable lease payments not included in the measurement of the lease receivable	67,272	41,617	288,577	11,487,481

19.CORPORATE INCOME TAX

The tax report filed by the entities under the Group is subject to examination by the tax authorities. As the application of tax laws and regulations is susceptible to varying interpretations, the amounts reported in the consolidated financial statements are more-likely-than-not and could change based on the interpretation of tax law by the relevant legal authorities.

The major components of tax expense for the years ended December 31, 2025, 2024 and 2023 were:

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Income taxes
Current income tax expense/(income)	111,427	56,926	(850)	(33,836)
Deferred income tax expense/(income)	(34,502)	(86,621)	358,139	14,256,558
Income tax expense/(income) reported in the consolidated statement of operations	76,925	(29,695)	357,289	14,222,722

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

19.CORPORATE INCOME TAX (continued)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2 Summary of Significant Accounting Policies, the reconciliation of tax computed by applying the Vietnam’s statutory tax rate of 20% to the Group’s income tax expense of the years presented are as follows:

	For the year ended December 31,				Effective tax rate
	2023	2024	2025	2025	2025
	VND million	VND million	VND million	USD
Loss before tax expense	(60,173,423)	(77,384,644)	(99,225,559)	(3,949,904,821)
Income tax benefit computed at the Vietnam statutory tax rate of 20%	(12,034,685)	(15,476,929)	(19,845,112)	(789,980,972)	20%
Effect of preferential tax rates	5,189,245	9,534,979	15,750,139	626,971,020	(15.9)%
Foreign tax rates differential	(341,129)	(376,196)	(1,221,728)	(48,633,733)	1.2%
Deemed contribution from owners through cash donation to the Company (i)	1,974,626	2,035,221	2,300,017	91,557,541	(2.3)%
Deemed contribution from owner through free electric charging offered to VinFast’s customers (i)	—	590,075	—	—	0.0%
Others	492,047	542,007	1,074,556	42,775,208	(1.1)%
Change in valuation allowance	4,796,821	3,121,148	2,299,417	91,533,657	(2.3)%
Estimated income tax expense	76,925	(29,695)	357,289	14,222,722	(0.4)%
(i)	These amounts are treated as taxable income under Vietnam tax regulations.

The Vietnam statutory income tax rate was used because the majority of the Group’s operations are based in Vietnam.

19.1 Current corporate income tax

Singapore

The Company incorporated in Singapore is subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2025.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income, except for VinFast Vietnam (include Ha Tinh Branch), VinEG and VinES Ha Tinh.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

19.CORPORATE INCOME TAX (continued)

19.1 Current corporate income tax (continued)

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

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows (in millions):

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Cash paid for income taxes
Vietnam	—	11,636	55,180	2,196,569
Singapore	—	182	(12)	(478)
United States	99,791	—	—	—
Total cash paid for income taxes, net of refunds	99,791	11,818	55,168	2,196,091

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

19.CORPORATE INCOME TAX (continued)

19.2 Deferred tax

	For the year ended December 31,
	2024	2025	2025
	VND million	VND million	USD
Deferred tax assets
Unrecognised tax loss carried forward	8,936,844	10,053,701	400,211,019
Deferred tax assets from lease back transaction	3,625,123	4,697,738	187,004,419
Assurance type warranty	320,209	2,410,329	95,948,768
Long-term intellectual property license	—	2,228,752	88,720,672
Impairment of long-lived assets	539,442	1,859,284	74,013,136
Written-off R&D expenses	3,252,649	926,667	36,888,141
Excess of deductible capped interest expense carried forward	1,886,951	897,329	35,720,274
Defer revenue for service type warranty	260,364	672,449	26,768,401
Start-up costs	739,605	681,501	27,128,737
Lease liabilities	721,285	306,256	12,191,234
Provision for net realizable value of inventory	463,188	84,739	3,373,234
Others	913,798	1,151,765	45,848,692
Total deferred tax assets	21,659,458	25,970,510	1,033,816,727
Less valuation allowance	(19,115,404)	(23,856,767)	(949,674,257)
Total deferred tax assets, net amount	2,544,054	2,113,743	84,142,470

Deferred tax liabilities
Deferred tax liabilities from lease back transaction	(2,437,689)	(2,892,467)	(115,141,396)
Right-of-use assets	(721,285)	(306,256)	(12,191,234)
Others	(323,723)	(211,803)	(8,431,312)
Total deferred tax liabilities	(3,482,697)	(3,410,526)	(135,763,943)
Net deferred tax liabilities	(938,643)	(1,296,783)	(51,621,472)
Reflected in the consolidated balance sheet as follows:
Deferred tax assets	—	—	—
Deferred tax liabilities	(938,643)	(1,296,783)	(51,621,472)
Deferred tax liabilities, net	(938,643)	(1,296,783)	(51,621,472)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

19.CORPORATE INCOME TAX (continued)

19.3 Valuation allowance for deferred tax assets

Full valuation allowances have been provided where, based on all available evidence, management determined that it is more likely than not that deferred tax assets will not be realizable in future tax years. Movement of valuation allowance is as follow:

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Balance at beginning of the year	7,911,734	12,513,175	19,115,404	760,933,243
Net change in valuation allowance	4,601,441	6,602,229	4,741,363	188,741,013
Balance at end of the year	12,513,175	19,115,404	23,856,767	949,674,257

Tax losses carried forward

In August, 2025, a portion of VinFast Vietnam’s accumulated tax losses was spun-off to Novatech, amounting to VND44,125.2 billion (USD1,756.5 million) due to spin-off transaction described in Note 3.

As of December 31, 2025, the Group had accumulated tax losses of VND60,453.9 billion (USD2,406.5 million) available for offset against future taxable profit. These are estimated accumulated tax losses as per the CIT declarations of the consolidated entities which have not been finalized by the local tax authorities as of the date of these consolidated financial statements.

No deferred tax assets have been recognized in respect of these accumulated tax losses because future taxable proﬁt cannot be ascertained at this stage.

As of December 31, 2025, the Vietnamese entities is entitled to carry tax losses forward to offset against taxable income arising within 5 years subsequent to the year which the loss was incurred. As at the consolidated balance sheet date, the Vietnamese entities had accumulated tax losses of approximately VND28,924.0 billion, of which tax losses that will be forfeited in 2026 is approximately VND3,994.8 billion, available for offset against future taxable income within five years subsequent to the year in which the loss incurred.

As of December 31, 2025, the Group has accumulated tax losses arising in subsidiaries other than Vietnam of VND31,529.9 billion (USD1,255.1 million) that will be carried for deduction against future taxable profit depending on the local tax regulations.

Non-deductible interest expense

The Group is entitled to carry forward interest expense exceeding the regulated threshold that have not been deducted when calculating CIT for the current year (“non-deductible interest expenses”) to the following years when determining the total deductible interest expenses of the following year. The non-deductible interest expense can be carried forward to 5 consecutive years subsequent to the year in which the non-deductible interest expense incurred. The Group has not recorded deferred tax assets for the accumulated non-deductible interest expenses as at 31 December 2025 due to uncertainty over whether the non-deductible interest expenses will be utilised in the remaining time limit or not.

Uncertain tax position

The management takes into account the requirement of ASC 740 for all uncertainty over income tax treatments. In determining the treatment for uncertain tax positions, the management considers either the probability of whether the relevant taxation authority will accept the tax treatment under tax law or preparing its income tax filings and supporting tax treatments. Based on the reasonable estimates and prudent judgements of the management, it is more likely than not that the taxation authority will accept all uncertain tax treatments of the Group. Accordingly, the Group did not record any uncertain tax position as of December 31, 2025 and 2024.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

19.CORPORATE INCOME TAX (Continued)

19.3 Valuation allowance for deferred tax assets (continued)

Income tax returns are filed in multiple jurisdictions and are subject to examination by taxing authorities throughout the world. We have open tax years from 2020 to 2025 with various significant tax jurisdictions. Tax authorities may have the ability to review and adjust net operating loss or tax credit carryforwards that were generated prior to these periods if utilized in an open tax year. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, character, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle.

20.OTHER INCOME AND EXPENSES AND LOSSES PER SHARE

20.1 Other operating income/expenses

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Other operating income
Voucher terminated	207,098	—	—	—
Interest due to late payment from customers	163,754	268,578	279,665	11,132,718
Others	104,896	129,513	483,148	19,232,833
Total	475,748	398,091	762,813	30,365,551
Other operating expenses
Foreign exchange losses	695,050	1,035,914	169,672	6,754,190
Penalties	1,131,947	1,496,341	1,167,112	46,459,615
Written off and disposal of long-lived assets	81,165	570,050	732,623	29,163,767
Residual value guarantee remeasurement loss	—	283,468	570,187	22,697,624
Others	139,601	220,477	188,983	7,522,909
Total	2,047,763	3,606,250	2,828,577	112,598,105
Net other operating expenses	(1,572,015)	(3,208,159)	(2,065,764)	(82,232,554)

20.2 Finance income

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Interest income on loan receivables	376,843	291,428	242,770	9,664,026
Interest income on sales-type lease	29,410	61,339	23,963	953,903
Others	16,493	1,763	39,559	1,574,738
Total	422,746	354,530	306,292	12,192,667

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

20.OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

20.3 Finance costs

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Contractual coupons on loans and borrowings	10,129,306	15,661,165	17,329,093	689,824,967
Change in amortized costs of financial instruments measured at amortized cost	3,189,365	2,893,999	3,264,743	129,960,710
Others	463,434	552,986	1,720,671	68,495,323
Total	13,782,105	19,108,150	22,314,507	888,281,000

20.4 Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2025, 2024 and 2023. Details are as below:

	For the year ended December 31,
	2023	2024	2025	2025
	VND million	VND million	VND million	USD
Net loss attributable to controlling interests	(60,168,126)	(77,265,364)	(99,384,659)	(3,956,238,167)
Net loss attributable to controlling interests adjusted for the effect of dilution	(60,168,126)	(77,265,364)	(99,384,659)	(3,956,238,167)

				Unit: Shares
Weighted average number of ordinary shares for basic earnings per share	2,310,823,009	2,338,415,230	2,339,145,514	2,339,145,514
Weighted average number of ordinary shares adjusted for the effect of dilution	2,310,823,009	2,338,415,230	2,339,145,514	2,339,145,514

	For the year ended December 31,
	2023	2024	2025	2025
	VND	VND	VND	USD
Basic loss per share	(26,038)	(33,042)	(42,488)	(1.7)
Diluted loss per share	(26,038)	(33,042)	(42,488)	(1.7)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

20.OTHER INCOME AND EXPENSES AND LOSSES PER SHARE (continued)

20.4 Loss per share (continued)

For the year ended December 31, 2025, the Company had potential ordinary shares, including dividend preferred shares and warrants. As the Company incurred loss for the year ended December 31, 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average number of these potential ordinary shares were excluded from the calculation of diluted net loss per share as below:

For the year ended December 31, 2025
DPS (Note 22)	620,707,839
Number of outstanding warrants (Note 22)	3,320,822

21.FAIR VALUE HIERARCHY

A.Fair value of financial instruments that are carried at fair value

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows:

	As of December 31, 2024
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical instruments	observable inputs	inputs	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swaps contracts (i)	—	—	185,787	185,787
- Other investments (ii)	—	—	918,040	918,040
In which:
Non-current portion	—	—	918,040	918,040
Current portion	—	—	185,787	185,787
At December 31, 2024	—	—	1,103,827	1,103,827
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	—	—	21,619,612	21,619,612
- Warrant liability	36,326	—	—	36,326
In which:
Non-current portion	36,326	—	—	36,326
Current portion	—	—	21,619,612	21,619,612
At December 31, 2024	36,326	—	21,619,612	21,655,938
(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2024.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

21.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

The fair value of financial assets and liabilities by classes that are carried at fair value are as follows (continued):

	As of December 31, 2025
	Quoted prices in		Significant
	active markets for	Significant other	unobservable
	identical instruments	observable inputs	inputs	Total	Total
	(Level 1)	(Level 2)	(Level 3) (*)
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative assets — cross-currency interest rate swap contracts (i)	—	—	387,503	387,503	15,425,461
- Other investments (ii)	—	—	5,817,000	5,817,000	231,559,253
In which:
Non-current portion	—	—	6,204,503	6,204,503	246,984,714
Current portion	—	—	—	—	—
At December 31, 2025	—	—	6,204,503	6,204,503	246,984,714
Financial liabilities:
Financial liabilities at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	—	—	24,332,136	24,332,136	968,597,428
- Derivative liability – cross-currency Interest rate swap contracts	—	—	94,547	94,547	3,763,664
- Warrant liability	13,064	—	—	13,064	520,043
In which:
Non-current portion	13,064	—	—	13,064	520,043
Current portion	—	—	24,426,683	24,426,683	972,361,092
At December 31, 2025	13,064	—	24,426,683	24,439,747	972,881,135
(*)	There were no transfers into or out of Level 3 of the fair value hierarchy during the year ended December 31, 2025.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

21.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows:

	As of	Net change in		As of
	January 1,	fair value	Payment made	December 31,
	2024	during the year	during the year	2024
	VND million	VND million	VND million	VND million
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swap contracts (i)	614,134	(428,347)	—	185,787
- Other investments (ii)	918,040	—	—	918,040
In which:
Non-current portion	984,164	(66,124)	—	918,040
Current portion	548,010	(362,223)	—	185,787

Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	18,258,063	3,361,549	—	21,619,612
- Convertible debenture	1,190,475	—	(1,190,475)	—
In which:
Non-current portion	—	—	—	—
Current portion	19,448,538	3,361,549	(1,190,475)	21,619,612

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

21.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

Reconciliations of significant assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows (continued):

	As of		Net change in	As of	As of
	January 1,	Initial	fair value	December 31,	December 31,
	2025	recognition	during the year	2025	2025
	VND million	VND million	VND million	VND million	USD
Financial assets:
Financial assets at fair value through profit or loss
- Derivative asset — cross-currency interest rate swap contracts (i)	185,787	—	201,716	387,503	15,425,461
- Other investments (ii)	918,040	5,395,000	(496,040)	5,817,000	231,559,253
In which:
Non-current portion	918,040	5,395,000	(108,537)	6,204,503	246,984,714
Current portion	185,787	—	(185,787)	—	—

Financial liabilities:
Financial liability at fair value through profit or loss
- Financial liabilities in respect of DPS2 (Note 22)	21,619,612	—	2,712,524	24,332,136	968,597,428
- Derivative liabilities – new cross-currency interest rate swap contracts (i)	—	—	94,547	94,547	3,763,664
In which:
Non-current portion	—	—	—	—	—
Current portion	21,619,612	—	2,807,071	24,426,683	972,361,092
(i)	The Group entered into non-transferable cross-currency interest rate swap (“CCIRS”) contracts with financial institutions for syndicated loans No.1 and No.2. Under the terms of the CCIRS contracts, the Group will receive floating interests based on outstanding USD notional amount every interest payment date, and in turn will pay fixed interest for such loans based on the outstanding VND notional amount. In addition, at each principal repayment date, the Group will pay a fixed amount in VND based on the USD-VND exchange rate for such loans at inception of the CCIRS for receiving a notional amount in USD with the financial institutions. The CCIRS contract of the loan No.2 was expired in November 2024. The outstanding notional amounts of the Group’s derivative instruments were maximum equal to the carrying value of syndicated loans No. 1 as disclosed in Note 13.2.

The CCIRS contract of the syndicated loan No. 1, executed on April 15, 2020, expired on March 25, 2025, and was renewed on April 15, 2025. As of December 31, 2025, the total net amount of fair value of the CCIRS derivative assets were VND387.5 billion (USD15.4 million) (2024: VND185.8 billion) and total net amount of fair value of the CCIRS derivative liabilities were VND94.5 billion (USD3.8 million) (2024: nil). The Group opted not to designate the CCIRS under hedge accounting therefore, the whole fair value change was charged to the consolidated statement of operations. Net change in fair value of CCIRS derivative instruments for 2025 was recorded as net gain on financial instruments at fair value through profit or loss in the consolidated statement of operations.

(ii)	As of December 31, 2025, the Group has 3.75% voting shares in Storedot Ltd., equivalent to 2,219,670 series D preference shares of this company which was invested in December 2021. As of December 31, 2025, management assessed that the investment could not generate any future economic benefits; accordingly, the fair value of the investment was determined to be zero.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

21.FAIR VALUE HIERARCHY (continued)

A.Fair value of financial instruments that are carried at fair value (continued)

As disclosed in Note 2(e), upon initial recognition of the Investment in accordance with the Agreement with SGC, the Group elected the fair value option under ASC 825 to account for the investment. The investment is measured at fair value at each reporting date, with changes recognized in the consolidated statement of operations. Fair value is based on discounted expected cash flows and market‑participant assumptions and is classified within Level 3 of the fair value hierarchy. The fair value of the investment was VND5,817 billion (USD231.6 million) as of December 31, 2025, and the Group recognized a fair value gain of VND422 billion (USD16.8 million) for the year.

BValuation processes

Valuation methods and assumptions

The following methods and assumptions were used for the estimation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

●	The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy as of December 31, 2025 and as of December 31, 2024 are shown below:

	Valuation		Significant unobservable	Rate
Item	technique	Valuation date	inputs	(%/annum)
CCIRS contract of the loans	Discounted Cash Flow (“DCF”)	December 31, 2024	Interpolated SOFR for subsequent years	4.45%
		December 31, 2025	Interpolated SOFR for subsequent years	3.33% – 3.77%
Financial liabilities in respect of DPS2 (*)	Binomial option pricing model – Lattice model and Available Market Price (AMP)	December 31, 2024	Credit spread of the Company	13.6%
			Volatility	62.6%
	Binomial option pricing model – Lattice model and Available Market Price (AMP)	December 31, 2025	Credit spread of the Company	13.6%
			Volatility	71.07%
Investment in StoreDot	Option Pricing Model	December 31, 2024	Volatility	53.8% - 90.8%
			Risk free rate	2.5%

Investment under Agreement with SGC	Income approach based on Discounted Cashflow	December 31, 2025	Company specific risk premium (Saigon Glory)	10% - 12%
			Risk Free Rate	3.7%
			Equity risk premium	5%
			Country risk premium	3.7%
(*)

The Group has never declared or paid any cash dividends on its ordinary shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected volatility at valuation date is estimated based on historical volatilities of comparable companies.

An increase/decrease in the credit spread of the Group would result in a decrease/increase in fair value of the financial liabilities in respect of DPS2.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

22.DIVIDEND PREFERENCE SHARES

Dividend preference shares recognized as financial liabilities

Dividend preferred shares (“DPS2”) issued under the series of financial instruments and contracts, together with all rights, obligations and features, were treated as a bundle of instruments (collectively referred to as the ‘Financial liabilities in respect of DPS2’), and are measured at fair value through profit or loss in the consolidated statements of the Company. Details are as below:

●	In 2022, the Company and Vingroup JSC entered into Subscription Agreements with certain investors pursuant to which, Vingroup JSC issued to such investors, and such investors subscribed for, USD625 million aggregate principal amount of exchangeable bonds (“EB”). Investors of EB has the right to require Vingroup JSC to redeem the EB upon the occurrence of certain events as specified in transaction documents. Concurrent with the entry into the EB, the Company entered into a Deed Poll, pursuant to which, investors of EB have the rights to exchange their EB for a number of the Company’s ordinary shares at the exchange rate determined in transaction documents. Under the terms of the EB, Vingroup JSC shall use the proceeds from the issuance of EB (net of fees and expenses incurred in connection with such issuance) to contribute capital into VinFast Vietnam via the issuance of DPS2.
●	In May and June 2022, VinFast Vietnam issued DPS2 amounting to VND11,745.72 billion and VND2,249.64 billion to Vingroup JSC, respectively. DPS2 are non-voting, non-redeemable and entitled to dividend at specified rates. DPS2 shall be converted automatically into ordinary shares of VinFast Vietnam at the earlier of the transfer of such DPS2 from Vingroup JSC to the Company and the date falling five years and three months after the issuance date of DPS2, at the conversion rate of 1:1, and such conversion is dependent on whether appropriate approvals are obtained.
●	In July 2022, the Company entered into a put option agreement with Vingroup JSC, pursuant to which Vingroup JSC will have the right to require the Company to purchase DPS2 on the earlier of Vingroup JSC’s receipt of a notice to redeem the EB or the maturity date of the EB.
●	In 2024, Vingroup JSC partially redeemed the EB. The terms of the remaining EB (“Revised EB”) were revised in accordance with the Deed of Amendment and Supplement and Supplemental Deed Poll both dated in April 2024. On July 16, 2024, Vingroup JSC and VinFast signed a Notice Letter relating to the put option agreement (as amended and supplemented) to clarify the amount of the put option considerations, which include the amount required for Vingroup JSC to fulfil its redemption obligations resulting from the relevant redemptions. The costs to be incurred by Vingroup JSC, and therefore comprising the put option consideration, is understood to also include an interest amount at the rate of 9% accruing over any actual payment amount that has been paid by Vingroup JSC.
●	In October 2025, the conversion ratios and exchange ratios of the Company’s Dividend Preferred Shares (“DPS”) into common shares of VinFast Vietnam and the Company were modified after restructuring transaction (Note 3).
●	As of December 31, 2025, the fair value of the financial liabilities in respect of DPS2 was VND24,332 billion (USD968.6 million). Change in fair value of this instrument was recorded as a loss on financial instruments at fair value through profit or loss in the consolidated statement of operations.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

22.DIVIDEND PREFERENCE SHARES (continued)

Dividend preference shares recognized as equity instruments

Other dividend preference shares (DPS) held by Vingroup JSC, are recognized as equity instruments and presented as non-controlling interest in the consolidated financial statements of the Company. Details are as below:

Preference shares	Year of issuance	No of shares	Dividend (%) (v)	Other principles
Dividend Preference Shares 1 (“DPS 1”)	2022	120,254,284	0.01%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 3 (“DPS 3”)	2022	916,612,490	9%/year	(i), (ii), (iii), (iv), (vi)
Dividend Preference Shares 4 (“DPS 4”)	2022	2,578,216,022	0.01%/year	(i), (iv)
Dividend Preference Shares 5 (“DPS 5”)	2024 and 2025	3,542,643,385	12%/year (unpaid dividends shall be accumulative)	(i), (ii), (iii), (iv), (vi)
TOTAL		7,157,726,181
(i)	Par value of share: 10,000 VND. These DPS carry no voting right and are not redeemable at the request of DPS shareholder.
(ii)	DPS shareholder has the right (but not the obligation) to convert DPS into ordinary shares of VinFast Vietnam and VinFast Investment and Development, as stipulated in the transaction documents.
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

(iv)

Unless DPSs have been converted into ordinary shares of VinFast Vietnam and VinFast Investment and Development before these companies are dissolved, liquidated, or bankrupt, in the event of these companies’ dissolution, liquidation, or bankruptcy, DPS shareholder shall have the same rights as ordinary shareholders to receive the remaining assets of these companies as specified in the transaction documents.

(v)	The payment of dividends shall be made provided that net retained earnings for the year of VinFast Vietnam and VinFast Investment and Development, after paying all dividends, is positive and the payment of dividends in the year does not lead to any breach of these companies’ obligations. Dividend may be paid at a time determined by shareholders of these companies.
(vi)

In October 2025, the conversion ratios and exchange ratios of DPS1, DPS3, DPS5 into common shares of VinFast Vietnam and the Company were modified after restructuring transaction (Note 3), which triggered extinguishment accounting. DPS1, DPS3 and DPS5, following this amendment, are still qualified for equity classification. As a result, DPS1, DPS3 and DPS5 were remeasured at fair value and the differences between its fair value and carrying amount at extinguishment date were recorded as a change in additional paid-in capital.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.TRANSACTIONS WITH RELATED PARTIES

The principal related parties with which the Group had significant transactions during the years ended December 31, 2025, 2024 and 2023 presented are as follows:

Related parties	Relationship with the Group
Pham Nhat Vuong	Managing Director and CEO
Vingroup JSC	Ultimate Parent
VIG	Shareholder
Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)	Shareholder
Vinbus Ecology Transport Services Limited Liability Company (“Vinbus Ecology LLC”)	Entity under common control
Vincom Retail JSC	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Operation Company Limited (“Vincom Retail Operation LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vincom Retail Landmark 81 Company Limited (“Vincom Retail Landmark 81 LLC”)	Associate of the Ultimate Parent Company (Entity under common control until March 30, 2024)
Vinhomes Industrial Zone Investment JSC (“VHIZ JSC”)	Entity under common control
Vinhomes Hai Phong Industrial Zone Investment JSC (“VHIZ Hai Phong JSC”)	Entity under common control
Vinhomes Ha Tinh Industrial Zone Investment JSC (“VHIZ Ha Tinh JSC”)	Entity under common control
Vinhomes JSC	Entity under common control
Vinpearl JSC	Entity under common control
Vinsmart Research and Manufacture JSC (“Vinsmart JSC”)	Entity under common control
VinFast Lithium Battery Pack Limited Liability Company (“VinFast Lithium Battery Pack LLC”)	Entity under common control
Thai Son Construction Investment JSC	Entity under common control
Green and Smart Mobility Joint Stock Company (“GSM JSC”)	Entity under common control
PT XanhSM Green and Smart Mobility Indonesia (“PT Xanh SM Indo”)	Entity under common control
Green and Smart Mobility Philippines Inc (“GSM Philippines”)	Entity under common control
Ecology Development and Investment Joint Stock Company (“Ecology JSC”)	Entity under common control
Suoi Hoa Urban Development and Investment Joint Stock Company (“Suoi Hoa JSC”)	Associate of the Ultimate Parent Company (Merged into Vincom Retail Operation LLC in September 2025)
VinCSS Internet Security Services Joint Stock Company (“VinCSS JSC”)	Entity under common control
VinSmart Future JSC (formally known as VinITIS Transmission Infrastructure and Information Technology Solution)	Entity under common control
VinApp Joint Stock Company (“VinApp JSC”)	Entity under common control (Merged into VinSmart Future JSC in November 2025)
VinAI Artificial Intelligence Application and Research Joint Stock Company (“VinAI JSC”)	Entity under common control
Green City Development Joint Stock Company (“Green City Development JSC”)	Entity under common control
V-Green Global Charging Stations Development Joint Stock Company (“V-Green JSC”)	Entity under common control

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.TRANSACTIONS WITH RELATED PARTIES (continued)

The principal related parties with which the Group had significant transactions during the years ended December 31, 2025, 2024 and 2023 presented are as follows (continued):

Related parties	Relationship with the Group
Green Future Services and Trading Joint Stock Company (“Green Future JSC”)	Entity under common control
Vinmec Joint Stock Company (“Vinmec JSC”)	Entity under common control
Vinpearl Australia Pty Ltd.	Entity under common control
Green Future USA	Entity under common control
V-G High-Tech Energy Solutions Co., Ltd (“V-G”)	Joint Venture

Significant transactions with related parties during the year ended December 31, 2025, 2024 and 2023 were as follows:

		For the year ended December 31,
		2023	2024	2025	2025
Related party	Transactions	VND million	VND million	VND million	USD
Vingroup JSC	Borrowings	91,531,622	60,854,614	41,470,796	1,650,841,766
	Borrowings (converted from interest payable)	—	2,792,567	7,308,731	290,941,085
	Interest expense	4,341,287	8,014,773	9,464,120	376,741,372
	Capital contribution by offsetting against borrowings	1,173,000	20,000,000	40,000,000	1,592,293,300
	Capital contribution receipt in cash	765,000	—	—	—
	Loan receivables	31,708	—	—	—
	Interest receivables	1,335	—	—	—
	Sale of vehicles	23,101	9,777	86,190	3,430,994
	Purchase of service	27,588	35,288	64,506	2,567,812
	Vingroup guarantee for VinFast’s payment obligations	(i)	(i)	(i)	(i)

Asian Star	Sponsorship contribution - accounted for as deemed contribution	1,667,786	—	—	—

VIG	Cash received for disposal of ICE assets (inclusive of VAT receivable)	—	1,642,444	—	—
	Sponsorship contribution - accounted for as deemed contribution	—	74,904	173	6,887

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2025, 2024 and 2023 were as follows (continued):

		For the year ended December 31,
		2023	2024	2025	2025
Related party	Transaction	VND million	VND million	VND million	USD
Pham Nhat Vuong	Sponsorship contribution - accounted for as deemed contribution	22,795,472	8,277,310	23,000,000	915,568,648
	Deemed contribution from owner to VinFast’s customers	—	5,900,755	—	—
	Cash received from spin-off of Novatech transaction (ii)	—	—	39,828,245	1,585,456,192

Vinhomes JSC	Sale of vehicles	—	1,613,572	94,193	3,749,572
	Sale of smart devices	136,773	5,681	79,830	3,177,819
	Service fee	68,002	82,934	82,103	3,268,301

Vinpearl JSC	Interest receivable	331,394	2,071	—	—
	Purchase of hospitality vouchers	160,564	55,423	39,303	1,564,548
	Purchase of other services	96,026	126,523	178,718	7,114,287
	Hotel service expenses	43,044	19,370	30,038	1,195,733
	Loan receivables	11,210,000	300,000	—	—
Vinsmart JSC	Purchase of fixed assets, tools, materials and goods	25,279	225,082	260	10,350
	Sponsorship contribution - accounted for as deemed contribution	—	12,000,000	—	—
VHIZ JSC	Interest expense	1,729,858	1,485,300	—	—
	Payment on behalf	171,750	1,580	—	—

VHIZ Hai Phong JSC	Unwinding interest from financing agreement	—	283,217	1,992,475	79,315,115
	Service fee	—	14,364	117,372	4,672,266

VHIZ Ha Tinh JSC (iii)	Origination of finance lease	—	—	3,422,114	136,225,230
	Unwinding interest from finance lease	—	—	250,674	9,978,663
	Service fee	—	—	57,101	2,273,038
(i)	There are certain loans and borrowings of VinFast guaranteed by ultimate parent. Details are presented in Note 13.
(ii)	Details are presented in Note 3.
(iii)

In June 2025, VinFast Vietnam signed a long-term contract (69 years) to lease of the factory and auxiliary technical infrastructure of VinFast Manufacturing Complex project in Ha Tinh from VHIZ Ha Tinh JSC for VinFast Vietnam’s production activities.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Significant transactions with related parties during the year ended December 31, 2025, 2024 and 2023 were as follows (continued):

		For the year ended December 31,
		2023	2024	2025	2025
Related party	Transaction	VND million	VND million	VND million	USD
Vincom Retail JSC	Borrowings	3,540,000	—	—	—
	Interest expense	42,262	—	—	—
Vincom Retail Operation LLC	Rental showrooms and charging stations	109,551	174,200	111,896	4,454,281
	Borrowings	6,920,000	2,130,000	—	—
	Interest expense	117,031	138,128	—	—
	Asset borrowing fee	—	—	74,346	2,959,516
Suoi Hoa JSC	Borrowings	685,000	230,000	—	—
VinFast Lithium Battery Pack LLC	Purchase of assets, materials and tools	5,140	138,425	13,056	519,725
Vinbus Ecology LLC	Revenue from sale of electric buses	170,427	87,963	27,545	1,096,493
	Borrowings	—	18,474,000	—	—
	Interest expense	—	327,755	—	—
	Loan receivables	—	9,900,000	—	—
	Interest receivables	—	180,197	—	—
Ecology JSC	Revenue from sale of electric buses	254,902	21,545	—	—
GSM JSC	Revenue from sale of vehicles	18,557,705	9,852,019	16,897,059	672,626,846
	Other revenues	9,184	53,796	—	—
	Late payment penalty interest	143,856	245,817	163,676	6,515,505
	Transportation supporting cost	—	—	164,576	6,551,332
	Commission fee	—	—	92,004	3,662,434
PT Xanh SM Indo	Revenue from sale of vehicles	—	1,654,307	3,329,993	132,558,139
GSM Philippines	Revenue from sale of vehicles	—	—	1,632,491	64,985,112
V-Green JSC	Revenue from business cooperation contracts	—	55,298	232,438	9,252,737
	Payment on behalf	—	650,066	1,842,209	73,333,426
	Sub-lease income	—	—	121,660	4,842,960
	Charging subsidies	—	179,197	1,547,218	61,590,621
	Purchase of asset	—	—	114,841	4,571,514
Green Future JSC	Revenue from sale of vehicles	—	52,347	1,786,321	71,108,674
	Disposal of asset	—	27,082	267,255	10,638,709
	Vehicle rental fee	—	—	62,948	2,505,792
VinCSS JSC	Information technology service fee	94,196	61,353	23,929	952,550
VinSmart Future JSC	Information technology service fee	60,020	103,642	350,738	13,961,944
VinApp JSC	Purchase of voucher	—	—	301,611	12,006,329
Vincom Retail Landmark 81 LLC	Borrowings	—	140,000	—	—
Thai Son Construction Investment JSC	Borrowings	7,500,000	—	—	—
	Interest expense	86,136	—	—	—
Green City Development JSC	Borrowings	5,720,000	—	—	—
	Interest expense	134,363	—	—	—
Vinmec JSC	Loan receivables	1,040,000	—	—	—
	Interest receivables	15,671	—	—	—
VinAI JSC	Purchase of fixed assets, tools and materials	14,526	20,993	68,812	2,739,222
V-G	Purchase of materials	—	—	4,158,982	165,557,979
Novatech JSC	Net proceeds from the spin-off transaction	—	—	701,402	27,920,943

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Terms and conditions of transactions with related parties during the years

During the year ended December 31, 2025, 2024 and 2023, the Group sold/purchased goods and rendered/purchased services to/from related parties based on negotiated prices.

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

During the years ended December 31, 2025, 2024 and 2023, the Group has not made provision for doubtful debts relating to amounts due from related parties. This assessment is undertaken each financial period through the examination of the financial position of the related parties and the market in which the related parties operate.

Capital Funding Agreement

In November 2024, VinFast Vietnam, has entered into the Grant Agreement with Mr. Pham, Asian Star and VIG (“Grantors”) that provides a framework for us to additionally receive in cash or in kind value of up to VND50,000 billion, in amounts to be mutually agreed, at such time as required by VinFast and subject to financial capacity of Grantors at that time. As of December 31, 2025, Mr. Pham disbursed an aggregate amount of VND28,000 billion (USD1,114.6 million) to VinFast in accordance with this Grant Agreement.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.TRANSACTIONS WITH RELATED PARTIES (continued)

Capital Funding Agreement (continued)

Amounts due to and from related parties as of December 31, 2025 and 2024:

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Amounts due from related parties
Short-term advance to and receivables (Note 23b)	4,272,121	8,481,398	337,621,830
Short term loans to related party (Note 23a)	—	10,491	417,619
Long-term receivables	3,630	54,843	2,183,154
Total	4,275,751	8,546,732	340,222,603

Amounts due to related parties
Short-term payables to and borrowings from related parties	64,251,391	35,051,908	1,395,322,957
Short-term payables (Note 23b)	9,370,301	6,175,077	245,813,343
Short-term borrowings (Note 23a)	54,881,090	28,876,831	1,149,509,613
Long-term payables to related parties	42,095,740	31,327,400	1,247,060,228
Long-term payables (Note 23b)	18,142,459	19,274,096	767,250,348
Long-term borrowings (Note 23a)	23,953,281	12,053,304	479,809,880
Total	106,347,131	66,379,308	2,642,383,185

a)Detail of loans to and borrowings from related parties:

As of December 31, 2025:

		Interest rate
Related parties	VND million	per annum	Maturity date
Short-term borrowings to related parties
Green Future USA	10,491	6%	From February 2026 to March 2026
Total	10,491
Short-term borrowings from related parties
Vingroup JSC	28,808,902	From 5.2% to 12%	From January to December 2026
Vinpearl Australia Pty Ltd.	67,929	7%	May 2026
Total	28,876,831
Long-term borrowings from a related party
Vingroup JSC	12,053,304	From 9.175% to 12%	From January 2027 to May 2028
Total	12,053,304

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.	TRANSACTIONS WITH RELATED PARTIES (continued)

a)Detail of loans to and borrowings from related parties: (continued)

As of December 31, 2024:

		Interest rate
Related parties	VND million	per annum	Maturity date
Short-term borrowings from related parties
Vingroup JSC	54,840,302	From 5.2% to 12%	From February to December 2025
Vinpearl Australia Pty Ltd.	40,788	7%	From January to December 2025
Total	54,881,090
Long-term borrowings from a related party
Vingroup JSC	23,953,281	From 9.175% to 15%	From January 2026 to May 2028
Total	23,953,281

b)Detail of other balance due from and due to related parties:

As of December 31, 2025:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
GSM JSC	Receivable from sale of vehicles and deferred payment interest	2,687,041
PT Xanh SM Indo	Receivable from sale of vehicles	3,344,623
GSM Philippines	Receivable from sale of vehicles	1,807,370
V-Green JSC	Receivable from sharing of business cooperation contract, payment on behalf and others	231,569
Green Future JSC	Receivable from sale of vehicles	171,036
Others	Other advance and short-term receivables	239,759
Total		8,481,398
Short-term payables to related parties
Vingroup JSC	Interest payables and others	3,998,097
VHIZ Hai Phong JSC	Payable for leaseback transaction and others	698,674
V-Green JSC	Payable for purchasing of services and subsidy of charging fee to customers	508,425
VinSmart Future JSC	Other payables	269,108
Vinsmart JSC	Payable for purchasing of raw materials and assets	153,641
Vinhomes JSC	Advance received for car vouchers & Other payables	132,731
Vinbus Ecology LLC	Interest payables and others	3,340
GSM JSC	Payable for purchasing of tools, supplies and assets and others	82,420
Others	Other payables	328,641
Total		6,175,077
Long-term payables to related parties
VHIZ Hai Phong JSC	Payables for leaseback transaction and others	19,271,071
Vingroup JSC	Interest payables	3,025
Total		19,274,096

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

23.TRANSACTIONS WITH RELATED PARTIES (continued)

b)Detail of other balance due from and due to related parties (continued):

As of December 31, 2024:

Related parties	Transactions	VND million
Short-term advance to and receivables from related parties
GSM JSC	Receivable from sale of vehicles and deferred payment interest	2,343,282
PT Xanh SM Indo	Receivable from sale of vehicles	1,325,057
V-Green JSC	Receivable from sharing of business cooperation contact, payment on behalf and others	371,046
Others	Other advance and short-term receivables	232,736
Total		4,272,121
Short-term payables to related parties
VHIZ JSC	Payable for leaseback transaction and others	131,978
VHIZ Hai Phong JSC	Payable for leaseback transaction and others	1,503,791
Vingroup JSC	Interest payables and others	5,918,690
Vinsmart JSC	Payable for purchasing of raw materials and assets	237,371
Vinhomes JSC	Advance received for car vouchers	338,169
	Other payables	155,420
Vinbus Ecology LLC	Interest payables and others	300,525
GSM JSC	Payable for purchasing of tools, supplies and assets and others	140,864
V-Green JSC	Payable for purchasing of services and subsidy of charging fee to customers	145,759
Others	Other payables	497,734
Total		9,370,301
Long-term payables to related parties
VHIZ Hai Phong JSC	Payables for leaseback transaction and others	17,924,650
Vingroup JSC	Interest payables	217,809
Total		18,142,459

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

24.SEGMENT REPORTING

Our Chief Executive Officer, Chief Finance Officer and Deputy Chief Executive Officer of Investment, as the CODM, organises the Company, manages resource allocations and measures performance among three operating and reportable segments: Car, E-scooter and Ebus.

The Car segment includes the design, development, manufacturing and sales of cars and related battery lease, and battery charging services for cars. The E-scooter segment includes the design, development, manufacturing and sales of e-scooters and related battery lease, and battery charging service for e-scooters. The Ebus segment includes the design, development, manufacturing and sales of Ebus.

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

For the year ended December 31, 2025:

					Currency: VND million
	Car	E-scooter	Ebus	All other	Total
Revenues	78,861,662	5,297,296	1,529,043	4,490,627	90,178,628
Cost of sales (*)	(117,701,747)	(10,356,446)	(990,771)	(2,040,184)	(131,089,148)
Gross (loss)/profit	(38,840,085)	(5,059,150)	538,272	2,450,443	(40,910,520)
Reconciling to operating loss:	—	—	—	—	(33,183,681)
Research and development costs	—	—	—	—	(9,922,735)
Selling and distribution costs	—	—	—	—	(6,927,286)
Administrative expenses	—	—	—	—	(14,267,896)
Net other operating expenses	—	—	—	—	(2,065,764)
Operating loss	—	—	—	—	(74,094,201)

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

24.	SEGMENT REPORTING (continued)

For the year ended December 31, 2024:

					Currency: VND million
	Car	E-scooter	Ebus	All other	Total
Revenues	39,460,334	2,275,693	130,838	2,152,150	44,019,015
Cost of sales (*)	(65,593,249)	(2,620,417)	(139,630)	(943,358)	(69,296,654)
Gross (loss)/profit	(26,132,915)	(344,724)	(8,792)	1,208,792	(25,277,639)
Reconciling to operating loss:	—	—	—	—	(30,121,519)
Research and development costs	—	—	—	—	(10,025,329)
Selling and distribution costs	—	—	—	—	(7,995,602)
Administrative expenses	—	—	—	—	(8,892,429)
Net other operating expenses	—	—	—	—	(3,208,159)
Operating loss	—	—	—	—	(55,399,158)

For the year ended December 31, 2023 (represented):

					Currency: VND million
	Car	E-scooter	Ebus	All other	Total
Revenues	23,565,631	2,540,568	628,115	1,149,507	27,883,821
Cost of sales (*)	(37,129,034)	(3,107,640)	(532,081)	(825,977)	(41,594,732)
Gross (loss)/profit	(13,563,403)	(567,072)	96,034	323,530	(13,710,911)
Reconciling to operating loss:	—	—	—	—	(28,259,742)
Research and development costs	—	—	—	—	(15,414,442)
Selling and distribution costs	—	—	—	—	(5,661,737)
Administrative expenses	—	—	—	—	(5,611,548)
Net other operating expenses	—	—	—	—	(1,572,015)
Operating loss	—	—	—	—	(41,970,653)

For the year ended December 31, 2025 (convenience translation):

					Currency: USD
	Car	E-scooter	Ebus	All other	Total
Revenues	3,139,272,402	210,871,223	60,867,123	178,759,882	3,589,770,630
Cost of sales	(4,685,392,580)	(412,262,490)	(39,439,951)	(81,214,283)	(5,218,309,303)
Gross (loss)/profit	(1,546,120,178)	(201,391,266)	21,427,172	97,545,599	(1,628,538,673)
Reconciling to operating loss:	—	—	—	—	(1,320,953,823)
Research and development costs	—	—	—	—	(394,997,612)
Selling and distribution costs	—	—	—	—	(275,756,777)
Administrative expenses	—	—	—	—	(567,966,880)
Net other operating expenses	—	—	—	—	(82,232,554)
Operating loss	—	—	—	—	(2,949,492,496)
(*)

Depreciation and amortization included in Cost of sales for the Car segment for the years ended December 31, 2025, 2024 and 2023 was VND9,937 billion (USD395.6 million), VND8,230 billion and VND5,725 billion, respectively.

(*)

Depreciation and amortization included in Cost of sales for the E-scooter segment for the years ended December 31, 2025, 2024 and 2023 was VND414 billion (USD16.5 million), VND528 billion and VND376 billion, respectively.

(*)

Depreciation and amortization included in Cost of sales for the Ebus segment for the years ended December 31, 2025, 2024 and 2023 was VND141 billion (USD5.6 million), VND68 billion and VND60 billion, respectively.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

24.	SEGMENT REPORTING (continued)

The following table presents revenues by geographic area based on the sales location of the products:

	For the year ended	For the year ended
	December 31, 2023	December 31, 2024	For the year ended December 31, 2025
	VND million	VND million	VND million	USD
Vietnam	27,146,950	37,405,756	80,380,810	3,199,745,631
United States	159,164	2,728,411	1,581,261	62,945,782
Canada	577,707	1,906,089	1,065,346	42,408,582
Europe	—	139,026	329,518	13,117,233
Pacific – Asia	—	1,839,733	6,821,693	271,553,402
Total	27,883,821	44,019,015	90,178,628	3,589,770,630

The following table presents revenues earned from customers for each group of similar products and services:

	For the year ended	For the year ended
	December 31, 2023	December 31, 2024	For the year ended December 31, 2025
	VND million	VND million	VND million	USD
Sales of ICE vehicles and merchandise	220,397	106,896	114,962	4,576,331
Sales of e-cars	22,750,175	38,471,376	77,835,372	3,098,418,534
Sales of e-buses	628,115	130,838	1,529,043	60,867,123
Sales of e-scooters	1,942,249	1,537,561	5,230,288	208,203,814
Sale of spare parts and others	882,146	1,823,617	4,372,529	174,058,716
Rendering of aftermarket services	187,141	233,102	14,433	574,539
Revenue from leasing activities and other services	1,273,598	1,715,625	1,082,001	43,071,574
Total revenue	27,883,821	44,019,015	90,178,628	3,589,770,630

The following table presents long-lived assets by geographic area:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	VND million	VND million	USD
Vietnam	71,376,697	75,472,812	3,004,371,323
United States	9,068,924	1,894,880	75,430,118
Other markets	3,384,119	8,202,900	326,535,568
Total	83,829,740	85,570,592	3,406,337,009

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

25.COMMITMENTS AND CONTINGENCIES

Commitments related to the development of the projects and products

The Group has signed contracts relating to the purchase and installation of machinery and equipment, information technology systems and deployment of site clearance, construction of factories and development of products. The estimated commitment amount of these contracts as of December 31, 2025 was VND12,038 billion (USD479.2 million) (December 31, 2024: VND14,242.8 billion).

Commitments related to the minimum purchase commitment and others

The Group has signed the contracts with certain suppliers to agree with the minimum purchase volume in which the Group committed and promised that the annual purchase volume from these suppliers is not lower than the quantity agreed upon by the two parties in the signed contract and/or other accompanying documents.

In case of short-fall purchase, the suppliers will reserve the right to revise the quotation and component pricing or are entitled to compensation from the Group. If the specified minimum quantities are not reached, the Group is relieved from the obligation when the necessary waivers are obtained.

The loan agreements containing financial covenants require the Group to maintain certain financial ratios, including minimum working capital and liquidity ratios. As of December 31, 2025, the Group was in compliance with these covenants.

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On April 12, 2024, a putative shareholder, Jeremie Comeau (the “Lead Plaintiff”), filed a class action lawsuit against our Company, our former and current Chief Executive Officer, our former and current Chief Financial Officer, and members of our Board of Directors (collectively, but excluding the Company’s current Chief Financial Officer, the “ Defendants”) (the “Comeau Action”). The Plaintiff alleges that the Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The lawsuit purports to bring claims on behalf of investors in the Company who purchased securities (i) “pursuant and/or traceable to” the offering documents issued in connection with the August 14, 2023 merger among the Company, Black Spade Acquisition Co., and Neuvo Tech Limited, and/or (ii) “between August 15, 2023 and January 17, 2024.” The Plaintiff alleges that Defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act of 1933 (the “Securities Act”) and seek damages and other relief. On November 1, 2024, the Court consolidated the Comeau and Qian cases into one and appointed the Nannicinis as Lead Plaintiffs, and their counsel, Robbins Geller, as lead counsel. On January 15, 2025, the Lead Plaintiffs filed their Amended Complaint, which, among other changes, removed our current Chief Financial Officer as a defendant. On January 22, 2025, Lead Plaintiffs filed a Corrected Amended Complaint adding an additional purchase certification from co-Lead Plaintiff Dr. Filippo Nannicini. In accordance with the Court’s rules, on March 17, 2025 the Comeau Defendants filed a letter setting forth the bases for their anticipated motion to dismiss and requesting a pre-motion conference with the Court, and Lead Plaintiffs filed a response on April 16, 2025. On March 18, 2025, the Court granted the Comeau Defendants’ request for a pre-motion conference. The parties attended a pre-motion conference on May 15, 2025, at which the Court granted the Defendants’ request to file a motion to dismiss. The Defendants’ motion to dismiss was fully briefed as of October 27, 2025. The Court held oral argument on the motion on January 15, 2026, and reserved decision. At this stage, the final outcome and therefore ultimate financial liability on account of this matter is unascertainable. Accordingly, no provision has been made in the Group’s consolidated financial statements.

VinFast Auto Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

26.SUPPLIER FINANCE PROGRAM

The Group entered into supplier finance arrangements with its third-party suppliers to provide logistic services/materials and third-party banks. As a result of these arrangements, the suppliers:

●	Transfers the credit risk;
●	Can obtain payment at an earlier date than original terms; and
●	May receive more favourable terms based on the Group’s credit worthiness than if the suppliers had factored the receivables directly with the bank.

Participation in the arrangement is at the suppliers’ own discretion. Terms of the original contracts between the Group and the supplier do not change as a result of these transactions and there is no agreement with the debtor to extend payment terms.

The following table summarizes the carrying amount of liabilities that are part of supplier finance arrangements as of December 31, 2025 and 2024:

	As of December 31,
	2024	2025	2025
	VND million	VND million	USD
Presented as trade payables
Opening balance	—	240,318	9,566,419
Added during the year	240,318	1,850,518	73,664,185
Settled during the year	—	(1,232,228)	(49,051,710)
Ending balance	240,318	858,608	34,178,894
In which: Suppliers have subsequently received payment	64,230	436,914	17,392,381

The following table summarizes the range of payment due dates and the interest charged as of December 31, 2025 and 2024:

	As of December 31,
	2024	2025
Liabilities that are part of the arrangement	Less than 180 days	Less than 180 days
Interest charged under the arrangement	9.94%	From 9.64% to 12.97%

27.SUBSEQUENT EVENTS

In addition to the free charging program presented in Note 2(n), on February 9, 2026, a subsidiary of the Group announced free charging program for electric cars and free battery swapping program for e-scooters. Under this program, customers buying the Group’s electric cars are eligible for a certain number of free charging per month at charging stations operated by V-Green JSC for a period of up to three years, ending on February 10, 2029. Additional costs (if any) from this program will be funded by Mr. Pham. Customers buying the Group’s e-scooters are eligible for a certain number of free battery swaps per month through June 30, 2028.

There are no other matters or circumstances that have arisen since the consolidated balance sheet date that requires disclosure in consolidated financial statements of the Group.